As filed with the Securities and Exchange Commission on February 6, 2008
Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

QUEST RESOURCE CORPORATION
(Exact name of registrant as specified in its charter)

Nevada	1311	90-0196936
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

210 Park Avenue, Suite 2750
Oklahoma City, OK 73102
(405) 600-7704
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

David E. Grose
Chief Financial Officer
Quest Resource Corporation
210 Park Avenue, Suite 2750
Oklahoma City, OK 73102
(405) 600-7704
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Patrick Respeliers Craig L. Evans Stinson Morrison Hecker LLP 1201 Walnut Street, Suite 2800 Kansas City, Missouri 64106 (816) 842-8600	David C. Buck Andrews Kurth LLP 600 Travis, Suite 4200 Houston, Texas 77002 (713) 220-4200

Approximate date of commencement of proposed sale to the public:  As soon as practicable after this Registration Statement becomes effective.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

☐ Large accelerated filer	☑ Accelerated filer	☐ Non-accelerated filer	☐ Smaller reporting company

                         (Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Proposed
		Proposed Maximum	Maximum	Amount of
Title of Each Class of	Amount to be	Offering	Aggregate	Registration
Securities to be Registered	Registered(1)	Price per Share(2)	Offering Price(2)	Fee(2)
Common Stock, par value $0.001 per share(3)	15,781,617	$4.26	$127,377,200	$5,006

(1)	The number of shares of the registrant being registered is based upon the sum of (x) the product obtained by multiplying (i) the number of shares of common stock, par value $0.001 per share, of Pinnacle Gas Resources outstanding and reserved for issuance upon the exercise of options outstanding on February 4, 2008 by (ii) the exchange ratio of 0.5278.
(2)	Estimated solely for the purpose of determining the registration fee in accordance with Rules 457(f)(1) and 457(c) under the Securities Act of 1933, based on the average of the high and low prices for Pinnacle Gas Resources, Inc. common stock on the NASDAQ Global Market on February 4, 2008 and the number of shares of Pinnacle Gas Resources Common Stock outstanding and reserved for issuance upon the exercise of options outstanding on February 4, 2008.
(3)	Includes associated preferred stock purchase rights. Prior to the occurrence of certain events, the stock purchase rights will not be evidenced separately from the common stock.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this joint proxy statement/prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED FEBRUARY 6, 2008

PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS

PROPOSED MERGER — YOUR VOTE IS VERY IMPORTANT
Dear Quest and Pinnacle Stockholders:

The boards of directors of Quest Resource Corporation and Pinnacle Gas Resources, Inc. have approved a merger in which Pinnacle will combine with Quest MergerSub, Inc., a wholly owned subsidiary of Quest. We are sending this joint proxy statement/prospectus to you to ask you to vote in favor of this merger and other matters.

If the merger is consummated, Pinnacle stockholders will receive 0.5278 shares of common stock of Quest for each share of Pinnacle common stock held. Based on the number of shares of common stock of Quest and Pinnacle outstanding on October 12, 2007, the last trading day prior to the public announcement of the merger, former Pinnacle stockholders will own approximately 39.5% of the common stock of Quest upon consummation of the merger.

The Quest common stock is listed on the NASDAQ Global Market under the symbol “QRCP.”

The Pinnacle common stock is listed on the NASDAQ Global Market under the symbol “PINN.”

Your vote is very important. We cannot complete the merger unless the Quest common stockholders vote to approve the issuance of Quest common stock in the merger and the Pinnacle common stockholders vote to approve and adopt the merger agreement.

Each of Quest and Pinnacle will hold a special meeting of stockholders to vote on proposals related to the merger, and in the case of Quest additional proposals unrelated to the merger, including amendments to its omnibus stock award plan. The meetings of stockholders will be held at the dates, times and locations set forth below. Whether or not you plan to attend your company’s meeting, please take the time to submit your proxy by completing and mailing the enclosed proxy card. If your shares of Quest common stock or Pinnacle common stock are held in an account with a bank, broker or other nominee, you must instruct your bank, broker or other nominee how to vote those shares.

For Quest stockholders:	For Pinnacle stockholders:

, 2008 at 10:00 a.m. Oklahoma City time at the	, 2008 at 9:00 a.m. Sheridan, Wyoming time at the
Oklahoma City, Oklahoma	Sheridan, Wyoming
The Quest board of directors recommends that Quest stockholders vote FOR the issuance of Quest common stock in the merger, and FOR the amendments to the omnibus stock award plan.	The Pinnacle board of directors recommends that Pinnacle stockholders vote FOR the approval and adoption of the merger agreement.

This document is a prospectus relating to the shares of Quest common stock to be issued pursuant to the merger and a joint proxy statement for Quest and Pinnacle to solicit proxies for their respective special meetings of stockholders. It contains answers to frequently asked questions and a summary of the important terms of the merger, the merger agreement and other related matters, followed by a more detailed discussion.

For a discussion of certain significant matters that you should consider before voting on the proposed transaction, see “Risk Factors” beginning on page 20.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Quest common stock to be issued pursuant to the merger or passed upon the adequacy or accuracy of this joint proxy statement/prospectus. Any representation to the contrary is a criminal offense.

This joint proxy statement/prospectus is dated          , 2008 and is first being mailed to stockholders of Quest and Pinnacle on or about          , 2008.

ADDITIONAL INFORMATION

This joint proxy statement/prospectus incorporates important business and financial information about Quest from documents that are not included in or delivered with this document. You can obtain documents incorporated by reference in this document, other than certain exhibits to those documents, by requesting them in writing or by telephone from Quest at the following address:

QUEST RESOURCE CORPORATION 210 Park Avenue, Suite 2750 Oklahoma City, OK 73102 Attention: David E. Grose Telephone: (405) 600-7704

If you are a Quest stockholder, you may also obtain documents incorporated by reference in this joint proxy statement/prospectus by requesting them in writing or by telephone from D.F. King & Co., Inc., Quest’s proxy solicitor, at the following address and telephone number:

D.F. King & Co., Inc. 48 Wall Street New York, New York 10005 (800) 859-8508

You will not be charged for any of these documents that you request. If you would like to request documents from Quest, please do so by          , 2008 in order to receive timely delivery of the documents in advance of the Quest special meeting.

See “Incorporation of Certain Documents by Reference” on page 162 for a detailed description of the documents incorporated by reference into this joint proxy statement/prospectus.

Information contained on the Quest and Pinnacle websites is expressly not incorporated by reference into this joint proxy statement/prospectus.

ABOUT THIS DOCUMENT

This document, which forms part of a registration statement on Form S-4 filed with the U.S. Securities and Exchange Commission, which is referred to herein as the SEC, by Quest (File No. 333-          ), constitutes a prospectus of Quest under Section 5 of the Securities Act of 1933, as amended, which is referred to as the Securities Act, with respect to the shares of Quest common stock to be issued to Pinnacle stockholders in the merger pursuant to the merger agreement.

This document also constitutes a notice of meeting and a proxy statement under Section 14(a) of the Securities Exchange Act of 1934, as amended, which is referred to as the Exchange Act, with respect to the Quest special meeting of stockholders, at which Quest stockholders will be asked to consider and vote upon certain proposals, including a proposal to approve the issuance of shares of Quest common stock to Pinnacle stockholders in the merger pursuant to the merger agreement, and with respect to the Pinnacle special meeting of stockholders, at which Pinnacle stockholders will be asked to consider and vote upon a proposal to approve and adopt the merger agreement.

QUEST RESOURCE CORPORATION
210 Park Avenue, Suite 2750
Oklahoma City, OK 73102

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD ON          , 2008

To the Stockholders of Quest Resource Corporation:

NOTICE IS HEREBY GIVEN that a special meeting of stockholders of Quest Resource Corporation will be held at          , on          , 2008 at 10:00 a.m., Oklahoma City, Oklahoma time, for the following purposes:

1. to consider and vote upon a proposal for the Quest stockholders to approve the issuance of Quest common stock to Pinnacle Gas Resources, Inc.’s stockholders in the merger of Pinnacle with and into Quest MergerSub, Inc., a wholly owned subsidiary of Quest, as contemplated by the Amended and Restated Agreement and Plan of Merger, dated February 6, 2008, by and among Quest, Quest MergerSub and Pinnacle as such agreement may be amended from time to time;

2. to consider and vote upon a proposed amendment to Quest’s 2005 Omnibus Stock Award Plan to increase the number of shares of Quest common stock available for issuance under the Plan from 2,200,000 to 5,000,000;

3. to consider and vote upon any adjournments of the special meeting, if necessary, to solicit additional proxies in favor of either or both of the foregoing proposals; and

4. to transact such other business incident to the conduct of the meeting as may properly come before the meeting or any adjournments thereof.

Only stockholders of record at the close of business on          , 2008, are entitled to notice of and to vote at the special meeting or at any adjournments thereof. Each share of Quest common stock is entitled to one vote at the special meeting. A complete list of stockholders entitled to vote at the special meeting will be available for examination at Quest’s offices in Oklahoma City, Oklahoma, during normal business hours by any holder of Quest common stock for any purpose relevant to the special meeting for a period of ten days prior to the special meeting. This list will also be available at the special meeting, and any Quest stockholder may inspect it for any purpose relevant to the special meeting.

The board of directors of Quest has unanimously approved and adopted the merger agreement and the transactions contemplated by it, declared its advisability, determined that the merger agreement and the transactions contemplated by it are fair to, and in the best interests of, Quest and its stockholders, and unanimously recommends that Quest stockholders vote at the special meeting to approve the issuance of Quest common stock pursuant to the merger agreement, the adoption of the proposed amendment to Quest’s 2005 Omnibus Stock Award Plan and any adjournments of the special meeting, if necessary, to solicit additional proxies.

By Order of the Board of Directors,

David E. Grose
Corporate Secretary

Oklahoma City, Oklahoma
          , 2008

YOUR VOTE IS IMPORTANT

Even if you plan to attend the special meeting in person, we request that you completely sign, date and return the enclosed proxy or voting instruction card in the postage-paid envelope provided, using the procedures in the voting instructions provided to you, and thus ensure that your shares will be represented at the special meeting if you are unable to attend. No postage is required if mailed in the United States. If you do attend the special meeting and wish to vote in person, you may revoke your proxy by voting your shares in person.

PINNACLE GAS RESOURCES, INC.
1 East Alger
Sheridan, Wyoming 82801

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD ON          , 2008

To the Stockholders of Pinnacle Gas Resources, Inc.:

NOTICE IS HEREBY GIVEN that a special meeting of stockholders of Pinnacle Gas Resources, Inc. will be held at          , on          , 2008 at 9:00 a.m., Sheridan, Wyoming time, for the following purposes:

1. to consider and vote upon a proposal for the Pinnacle stockholders to approve and adopt the Amended and Restated Agreement and Plan of Merger, dated February 6, 2008, by and among Quest Resource Corporation, Quest MergerSub, Inc. and Pinnacle, as such agreement may be amended from time to time, pursuant to which Quest MergerSub, a wholly owned subsidiary of Quest Resource Corporation, will merge with and into Pinnacle;

2. to consider and vote upon any adjournments of the special meeting, if necessary, to solicit additional proxies in favor of the proposal to adopt the merger agreement; and

3. to transact such other business incident to the conduct of the meeting as may properly come before the meeting or any adjournments thereof.

Only stockholders of record at the close of business on          , 2008, are entitled to notice of and to vote at the special meeting or at any adjournments thereof. Each share of Pinnacle common stock is entitled to one vote at the special meeting. A complete list of stockholders entitled to vote at the special meeting will be available for examination at Pinnacle’s offices in Sheridan, Wyoming, during normal business hours by any holder of Pinnacle common stock for any purpose relevant to the special meeting, for a period of ten days prior to the special meeting. This list will also be available at the special meeting and any Pinnacle stockholder may inspect it for any purpose relevant to the special meeting.

The board of directors of Pinnacle has unanimously approved and adopted the merger agreement and the transactions contemplated by it, declared its advisability, determined that the merger agreement and the transactions contemplated by it are fair to, and in the best interests of, Pinnacle and its stockholders, and unanimously recommends that Pinnacle stockholders vote at the special meeting to approve and adopt the merger agreement and approve any adjournments of the special meeting, if necessary, to solicit additional proxies. As described on pages 114 to 115, some Pinnacle directors and executive officers will receive financial benefits as a result of the merger.

By Order of the Board of Directors,

Ronald T. Barnes
Corporate Secretary

Sheridan, Wyoming
          , 2008

YOUR VOTE IS IMPORTANT

Even if you plan to attend the special meeting in person, we request that you completely sign, date and return the enclosed proxy or voting instruction card in the postage-paid envelope provided, using the procedures in the voting instructions provided to you, and thus ensure that your shares will be represented at the special meeting if you are unable to attend. No postage is required if mailed in the United States. If you do attend the special meeting and wish to vote in person, you may revoke your proxy by voting your shares in person.

i

QUESTIONS AND ANSWERS ABOUT THE MERGER

Set forth below are commonly asked questions and answers about the merger, including parenthetical page references to the more complete discussion in this document of the questions answered in this section. For a more complete description of the legal and other terms of the merger, please read carefully this entire document and the other available information referred to in “Incorporation of Certain Documents by Reference”on page 162 and “Where You Can Find More Information” on page 163.

Q:	What will happen in the merger?

A:	The proposed merger will combine the businesses of Quest and Pinnacle. At the effective time of the merger, Quest MergerSub, Inc., a wholly owned subsidiary of Quest, will merge with and into Pinnacle and Pinnacle will be the surviving entity. As a result of the merger, Quest MergerSub will cease to exist, Pinnacle will become a wholly owned subsidiary of Quest and Quest will continue as a public company. Holders of Pinnacle common stock will become holders of Quest common stock as a result of the merger.

Q:	Why are Quest and Pinnacle proposing the merger? (see pages 91 to 94)

A:	The Quest board of directors has unanimously determined that the merger is advisable, fair to and in the best interests of Quest and its stockholders. Quest’s board of directors unanimously recommends that Quest’s stockholders vote FOR the issuance of Quest common stock to Pinnacle’s stockholders in the merger, FOR the proposed amendment to Quest’s 2005 Omnibus Stock Award Plan to increase the number of shares of Quest common stock available for issuance under the plan from 2,200,000 to 5,000,000, and FOR any adjournments of the special meeting, if necessary, to solicit additional proxies. Properly dated and signed proxies will be so voted unless Quest’s stockholders specify otherwise. Please read “The Merger — Quest’s Reasons for the Merger and Recommendation of Quest’s Board of Directors” beginning on page 91 for a discussion of the factors considered by the Quest board in making its decision.

A:	The Pinnacle board of directors has unanimously determined that the merger is advisable, fair to and in the best interests of Pinnacle and its stockholders. Pinnacle’s board of directors unanimously recommends that Pinnacle’s stockholders vote FOR the approval and adoption of the merger agreement and FOR any adjournments of the special meeting, if necessary, to solicit additional proxies. Properly dated and signed proxies will be so voted unless Pinnacle’s stockholders specify otherwise. Please read “The Merger — Pinnacle’s Reasons for the Merger and Recommendation of Pinnacle’s Board of Directors” beginning on page 92 for a discussion of the factors considered by the Pinnacle board in making its decision.

Q:	If I am a Pinnacle stockholder, what will I receive for my shares?

A:	As a result of the merger, each holder of shares of Pinnacle common stock will receive 0.5278 shares of Quest common stock in exchange for each share of Pinnacle common stock the holder owns. For more information, see “The Merger Agreement — Consideration to be Received in the Merger” beginning on page 118.

Q:	What will happen to Pinnacle’s stock options and restricted stock in the merger? (see page 118)

A:	At the effective time, each outstanding option to purchase shares of Pinnacle common stock, whether or not then exercisable or vested, will be converted into an obligation of Quest MergerSub to pay to the option holder an amount in cash equal to the product of (i) the number of shares of Pinnacle common stock subject to the option and (ii) the excess, if any, of the aggregate consideration per share, based on the 15-day average closing price of Quest common stock at the time of the merger, over the exercise price per share previously subject to the option.

Immediately before the merger is completed, each outstanding award of restricted stock granted by Pinnacle or any subsidiary pursuant to an employee benefit plan will become fully vested and those shares will be converted to the right to receive restricted shares of Quest common stock. For more information, please see “The Merger Agreement — Consideration to be Received in the Merger — Conversion of Certain Outstanding Equity Awards” on page 118.

Q:	If I am a Pinnacle or Quest stockholder, will I receive dividends in the future?

A:	Quest has no current plans to pay cash dividends to the holders of Quest common stock. The Quest board of directors has determined that it is in the best interest of Quest and its stockholders to retain cash for future growth. In addition, Quest’s credit facility restricts its ability to pay cash dividends. Accordingly, holders of Quest common stock, including current holders of Pinnacle common stock, should not expect cash dividends in the foreseeable future.

Q:	What will happen at the Quest meeting in addition to voting on the issuance of Quest shares?

A:	In addition to voting on the issuance of Quest shares pursuant to the merger, at the special meeting Quest stockholders will vote to approve a proposed amendment to Quest’s 2005 Omnibus Stock Award Plan to increase the number of shares of Quest common stock available for issuance from 2,200,000 to 5,000,000 and to approve any adjournments of the special meeting, if necessary, to solicit additional proxies.

Q:	Will Quest stockholders receive any shares in the merger?

A:	No. Quest stockholders will continue to hold the Quest common stock they own prior to the effective time of the merger.

Q:	Where will my shares be traded after the merger?

A:	Quest common stock will continue to be traded on the NASDAQ Global Market under the symbol “QRCP.” Pinnacle common stock will no longer be traded.

Q:	When do you expect the merger to be completed?

A:	We expect to complete the merger promptly following the Quest special meeting of stockholders and the Pinnacle special meeting of stockholders, which we currently anticipate to be in the first quarter of 2008. However, neither Quest nor Pinnacle can predict the exact timing of the effective time of the merger because it is subject to certain conditions both within and beyond their respective control. See “The Merger Agreement — Conditions to the Merger” beginning on page 128.

Q:	How do I vote my shares at my stockholder meeting? (see pages 137 to 138)

A:	After you have carefully read this joint proxy statement/prospectus, please respond by completing, signing and dating your proxy card and returning it in the enclosed postage-paid envelope as soon as possible so that your shares will be represented and voted at your special meeting. To assure that we obtain your vote, please vote as instructed on your proxy card, even if you plan to attend your stockholder meeting in person. If you sign and send in your proxy card, and do not indicate how you want to vote, your proxy will be counted as a vote in favor of the proposal submitted to Pinnacle stockholders if you are a Pinnacle stockholder and in favor of the proposals submitted to Quest stockholders if you are a Quest stockholder. You may revoke your proxy on or before the day of your stockholder meeting by following the instructions on pages 138 to 139. You then may either change your vote or attend your stockholder meeting and vote in person.

If your shares are held in an account by a bank, broker or other nominee, only that holder can vote your shares and the vote cannot be cast unless you provide instructions to your bank, broker or other nominee. You should follow the directions provided by your bank, broker or other nominee regarding how to vote your shares.

Q:	What should I do if I want to change my vote? (see pages 138 to 139)

A:	You can change your vote at any time before your proxy card is voted at your stockholder meeting. You can do this in one of three ways:

• you can send a written notice to the corporate secretary of the company of which you are a stockholder or any other person appointed to tabulate stockholder votes stating that you revoke your proxy;

• you can complete and submit a later dated proxy to that company; or

v

• you can attend your stockholder meeting and vote in person.

However, your attendance alone will not revoke your proxy. If you have instructed a bank, broker or other nominee to vote your shares, you must follow the procedure your bank, broker or other nominee provides to change those instructions.

Q:	What vote does my board of directors recommend?

A:	The Quest board of directors unanimously recommends that its stockholders vote at the special meeting to approve the proposals, including the issuance of Quest common stock pursuant to the merger agreement. The Pinnacle board of directors unanimously recommends that its stockholders vote at the special meeting to approve the proposal to approve and adopt the merger agreement. As described on pages 114 to 115, some of Pinnacle’s directors and executive officers will receive financial benefits as a result of the merger.

Q:	What votes are required to approve the merger and other proposals? (see pages 137 to 138)

A:	The approval of the issuance of Quest common stock pursuant to the merger and the approval of the amendment to the Quest 2005 Omnibus Stock Award Plan each require the affirmative vote of the majority of the shares of Quest common stock represented at the special meeting in person or by proxy and entitled to vote, provided that holders of at least one-third of the outstanding shares of Quest common stock entitled to vote are represented at the special meeting in person or by proxy. Any adjournment of the special meeting to solicit additional proxies requires the affirmative vote of the majority of the shares of Quest common stock represented at the special meeting in person or by proxy and entitled to vote, whether or not a quorum exists, without further notice other than by announcement made at the special meeting, provided that the adjournment is for 60 days or less and no new record date is set.

Approval and adoption of the merger agreement by Pinnacle stockholders requires the affirmative vote of a majority of the shares of Pinnacle common stock outstanding as of the record date. Any adjournment of the special meeting, if necessary, to solicit additional proxies requires the affirmative vote of the holders of Pinnacle common stock representing a majority of the votes present in person or by proxy at the special meeting and entitled to vote, whether or not a quorum exists, without further notice other than by announcement made at the stockholders meeting, provided that the adjournment is for 30 days or less and no new record date is set.

Q:	If my broker holds my shares in “street name,” will my broker vote them for me without my instructions?

A:	No. Your broker will not be able to vote your shares without instructions from you. You should instruct your broker to vote your shares, following the procedure your broker provides.

An abstention occurs when a stockholder abstains from voting (either in person or by proxy) on one or more of the proposals. Broker non-votes occur when a bank, broker or other nominee returns a proxy but does not have authority to vote on a particular proposal. In connection with the Quest special meeting, abstentions and broker non-votes will be considered in determining the presence of a quorum. However, because all the matters to be voted upon require the affirmative vote of a majority of the shares of Quest common stock represented at the special meeting and entitled to vote, each abstention and broker non-vote will be the equivalent of a “no” vote with respect to such matters, including any adjournments of the special meeting.

In connection with the Pinnacle special meeting, abstentions and broker non-votes will be considered in determining the presence of a quorum. Further, an abstention will be the equivalent of a “no” vote with respect to all of the matters to be voted upon. A broker non-vote will have the effect of a vote against approving and adopting the merger agreement, but will have no effect on approving any adjournments of the special meeting, if necessary, to solicit additional proxies.

Q:	Should I send in my Pinnacle stock certificates now?

A:	No. Please do not send your Pinnacle stock certificates with your proxy card. If the merger is completed, Quest will send the former stockholders of Pinnacle written instructions for exchanging their share certificates. If you hold Pinnacle stock certificates, promptly after the merger an exchange agent appointed by Quest will mail to you a letter of transmittal which will specify that Quest stock certificates will be delivered to you upon surrender of your Pinnacle stock certificates to the exchange agent. Additional information on the procedures for exchanging certificates representing shares of Pinnacle common stock is set forth in “The Merger Agreement — Procedures for Exchange of Share Certificates” beginning on page 118. If your shares of Pinnacle common stock are held in “street name” by your bank, broker or other nominee, you should follow their instructions for making an election.

Q:	Are Pinnacle stockholders entitled to appraisal rights?

A:	No. Pinnacle stockholders will not be entitled to appraisal rights under Section 262 of the General Corporation Law of the State of Delaware, or the DGCL. For more information regarding appraisal rights, see “The Merger — Appraisal Rights” beginning on page 116.

Q:	Is the merger taxable?

A:	Quest and Pinnacle each expect the merger to be tax free pursuant to Section 368(a) of the Internal Revenue Code, to the extent Pinnacle stockholders receive stock pursuant to the merger.

Please review carefully the information under the caption “Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 132 for a description of the material U.S. federal income tax consequences of the merger. The tax consequences to you will depend on your own situation. Please consult your tax advisors for a full understanding of the tax consequences of the merger to you.

Q:	Is the merger contingent on stockholder approval of all the Quest and Pinnacle proposals?

A:	No. The only vote required by the Quest stockholders to effect the merger is the approval of the issuance of Quest common stock. The only vote required by the Pinnacle stockholders to effect the merger is the approval and adoption of the merger agreement.

Q:	Is the consummation of the merger subject to any conditions other than the approval of the stockholders of Quest and Pinnacle?

A:	Yes. In addition to stockholder approval, the consummation of the merger is contingent upon the following:

• there is no final or preliminary administrative order denying approval of or prohibiting the merger issued by a regulatory authority that is, in the reasonable judgment of Quest or Pinnacle, reasonably likely to have a material adverse effect on Quest after the merger;

• the absence of any law or court order that prohibits the merger;

• the SEC has declared the registration statement, of which this joint proxy statement/prospectus forms a part, to be effective, and no stop order concerning the registration statement is in effect;

• the shares of Quest common stock to be issued pursuant to the merger have been approved for listing on the NASDAQ Global Market;

• the parties have obtained all required consents including the consents of the lenders under Quest’s credit facilities, except where the failure to obtain any such consents has not had and is not reasonably likely to have a material adverse effect on Quest after the consummation of the merger;

• the parties have performed in all material respects their respective covenants and agreements under the merger agreement;

• the representations and warranties of the parties are true and correct (without regard to qualifications as to materiality or a material adverse effect) as of the closing date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except where the failure of any such representations and warranties to be true and correct, individually or in the aggregate, has not had and is not reasonably likely to have a material adverse effect on the party making the representation or warranty;

• the receipt of tax opinions from counsel for each of Quest and Pinnacle to the effect that the merger will be treated as a reorganization under Section 368(a) of the Internal Revenue Code and that Quest and Pinnacle will be parties to such reorganization under Section 368(b) of the Internal Revenue Code; and

• other customary conditions, including the absence of a material adverse effect on Quest or Pinnacle.

Quest and Pinnacle currently expect each of these conditions to be satisfied prior to or promptly after the stockholder meetings. The consummation of the merger is not conditioned on the approval by Quest’s stockholders of the proposed amendment to Quest’s 2005 Omnibus Stock Award Plan to increase the number of shares of Quest common stock available for issuance under the Plan from 2,200,000 to 5,000,000. The obligations of Quest and Quest MergerSub are not subject to any financing condition, but are subject to Quest receiving the consent of its principal lender to the merger.

Q:	Are there any risks in the merger that I should consider?

A:	Yes. There are risks associated with all business combinations, including the proposed merger. We have described certain of these risks and other risks in more detail under “Risk Factors” beginning on page 20.

Q:	Where can I find more information about the companies?

A:	Both Quest and Pinnacle file periodic reports and other information with the Securities and Exchange Commission, or the SEC. You may read and copy this information at the SEC’s public reference facility. Please call the SEC at 1-800-SEC-0330 for information about this facility. This information is also available through the Internet site maintained by the SEC at http://www.sec.gov and at the offices of the NASDAQ Stock Market.

In addition, you may obtain some of this information directly from the companies. For a more detailed description of the information available, see “Where You Can Find More Information” on page 163.

Q:	Who can help answer my questions?

A:	If you have more questions about the merger, please call the Investor Relations Department of Quest at (405) 702-7460, Quest’s proxy solicitor D. F. King & Co., Inc. at (800) 859-8508 or the Investors Relations Department of Pinnacle at (307) 673-9710.

SUMMARY

This summary primarily highlights selected information from this document and certain information incorporated by reference in this document and may not contain all of the information that is important to you. To understand the merger fully and for a more complete description of the terms of the merger, you should read carefully this entire document and the other available information referred to under “Incorporation of Certain Documents by Reference” and “Where You Can Find More Information.” We encourage you to read the merger agreement, the legal document governing the merger, which is included as Annex A to this document and incorporated by reference herein. We have included page references parenthetically to direct you to more complete descriptions of the topics presented in this summary. Unless otherwise stated, all discussions of Quest outstanding shares, shares of restricted stock and options, pro forma for the merger with Pinnacle, assume that all shares of Pinnacle restricted stock are converted into shares of Quest restricted stock and all Pinnacle options are converted into the right to receive cash and cancelled. We have defined certain oil and gas industry terms used in this document in the “Glossary of Terms.”

The Companies

Quest Resource Corporation
210 Park Avenue, Suite 2750
Oklahoma City, Oklahoma 73102
(405) 600-7704

Quest is an independent energy company engaged in the exploration, development and production of natural gas and oil. Quest’s operations are currently focused primarily on the development of coal bed methane, or CBM, in a 13-county region in southeastern Kansas and northeastern Oklahoma known as the Cherokee Basin. As of December 31, 2006, it had 198.2 Bcfe of net proved reserves. Quest’s reserves are approximately 99% CBM and 60.4% proved developed. Quest believes it is the largest producer of natural gas in the Cherokee Basin with an average net daily production of 43.5 Mmcfe for the six months ended June 30, 2007. Quest’s reserves are long-lived, with an average reserve-to-production ratio of 16 years (7.63 years for its proved developed properties) as of December 31, 2006, which it defines as estimated net proved reserves (or proved developed reserves) as of December 31, 2006 divided by its annualized net production for the year ended December 31, 2006.

Quest has organized two master limited partnerships. In December 2006, Quest formed Quest Midstream Partners, L.P. to own and operate its natural gas gathering pipeline system and transferred its natural gas pipeline network to Quest Midstream in exchange for a general partner interest and subordinated units of Quest Midstream. Quest Midstream sold 4,864,866 common units, representing an approximate 48.64% interest in Quest Midstream, for $18.50 per common unit, or approximately $90 million of gross proceeds, pursuant to a purchase agreement dated December 22, 2006, to a group of institutional investors led by Alerian Capital Management, LLC and Swank Capital, LLC. In November 2007, Quest Midstream acquired an interstate pipeline system from affiliates of Enbridge Energy Partners, L.P. (“Enbridge”) for a purchase price of approximately $133 million, and issued an additional 3,750,000 common units for $20.00 per common unit, or approximately $75 million of gross proceeds.

In July 2007, Quest formed Quest Energy Partners, L.P. to acquire, exploit and develop oil and natural gas properties and transferred to Quest Energy Partners all of Quest’s CBM reserves in exchange for a general partner interest and common units and subordinated units of Quest Energy Partners. Quest Energy Partners completed its initial public offering of $163.8 million of limited partner interests on November 15, 2007.

Pinnacle Gas Resources, Inc.
1 East Alger
Sheridan, Wyoming 82801
(307) 673-9710

Pinnacle is an independent energy company engaged in the acquisition, exploration and development of domestic onshore natural gas reserves. Pinnacle currently focuses its efforts on the development of CBM properties located in the Rocky Mountain region, and is a substantial holder of CBM acreage in the Powder River Basin in northeastern Wyoming and southern Montana. Pinnacle has assembled a large, predominantly undeveloped CBM leasehold position with approximately 336,000 net acres, which it believes positions it for significant long-term growth in production and proved reserves. In addition, Pinnacle owns over 94% of the rights to develop conventional and unconventional oil and gas in zones below its existing CBM reserves. Substantially all of Pinnacle’s undeveloped acreage as of September 30, 2007 was located on the northern end of the Powder River Basin in northeastern Wyoming and southern Montana.

The Merger

(see pages 84 to 116)

Pursuant to the merger agreement, Quest MergerSub, a wholly owned subsidiary of Quest, will merge with and into Pinnacle, and Pinnacle will be the surviving entity. As a result of the merger, Pinnacle will become a wholly owned subsidiary of Quest, and Quest will continue as a public company.

Merger Consideration.  Pursuant to the merger agreement, at the effective time of the merger, the holders of Pinnacle common stock will receive 0.5278 shares of Quest common stock for each share of Pinnacle common stock, resulting in Quest issuing approximately 15.5 million shares of Quest common stock to the holders of Pinnacle common stock. The total number of shares of Quest common stock comprising the stock consideration will not change from the number agreed to in the merger agreement (other than for upward adjustment in the event that any shares of Pinnacle common stock are issued as permitted by the merger agreement pursuant to the exercise of outstanding stock options). Since the market price of Quest common stock will fluctuate, the total value of the stock consideration and therefore the value of the merger consideration may increase or decrease between the date of the merger agreement and the effective time of the merger.

Quest.  The board of directors of Quest has unanimously approved and adopted the merger agreement and the transactions contemplated by it, declared its advisability, determined that the merger agreement and the transactions contemplated by it are fair to, and in the best interests of, Quest and its stockholders, and unanimously recommends that Quest stockholders vote at the special meeting to approve the issuance of Quest common stock pursuant to the merger agreement. See “The Merger — Background of the Merger.” In addition, the Quest board of directors unanimously recommends that Quest stockholders vote to approve the proposed amendment to Quest’s 2005 Omnibus Stock Award Plan and any adjournments of the special meeting, if necessary, to solicit additional proxies.

Pinnacle.  The board of directors of Pinnacle has unanimously approved and adopted the merger agreement and the transactions contemplated by it, declared its advisability, determined that the merger agreement and the transactions contemplated by it are fair to, and in the best interests of, Pinnacle and its stockholders, and unanimously recommends that Pinnacle stockholders vote at the special meeting to approve and adopt the merger agreement and approve any adjournments of the special meeting, if necessary, to solicit additional proxies. See “The Merger — Background of the Merger.” As described under the heading “The Merger — Interests of Certain Persons in the Merger” beginning on page 114 of this joint proxy statement/prospectus, some Pinnacle directors and executive officers will receive financial benefits as a result of the merger.

Opinions of Financial Advisors

(see pages 94 to 113)

In deciding to recommend the merger, Quest and Pinnacle each considered opinions from their respective financial advisors.

Opinion of Quest’s Financial Advisor.  Friedman, Billings, Ramsey & Co., Inc., or FBR, delivered its written opinion to Quest’s board of directors that, as of February 5, 2008 and based upon and subject to the factors and assumptions set forth therein, the exchange ratio was fair, from a financial point of view, to Quest and its stockholders.

The full text of the written opinion of FBR, dated February 5, 2008, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex C. FBR provided its opinion for the information and assistance of Quest’s board of directors in connection with its consideration of the merger. The FBR opinion is not a recommendation as to how any holder of Quest’s common stock should vote with respect to the additional issuance of shares in the merger or any other matter.

Pursuant to the terms of an engagement letter dated September 13, 2007 between FBR and Quest, Quest paid FBR a fee of $0.3 million upon delivery of FBR’s original opinion, which was given on October 15, 2007. Quest has agreed to pay FBR an additional fee of $1.55 million upon, and contingent upon, consummation of the merger. Quest has also agreed to indemnify FBR and certain related persons against certain liabilities that may arise out of its engagement by Quest and the rendering of the FBR opinion, including liabilities under federal securities laws. FBR in the past has rendered investment banking services to Quest and Pinnacle and received customary fees for such services. FBR expects in the future to perform investment banking services for Quest and its affiliates and expects to receive customary fees for such services.

Opinion of Pinnacle’s Financial Advisors.  Jefferies & Company (“Jefferies”) delivered its written opinion to Pinnacle’s board of directors that, as of February 6, 2008 and based upon and subject to the factors and assumptions set forth therein, the exchange ratio was fair from a financial point of view to the holders of Pinnacle common stock (other than Quest and its affiliates).

The full text of the written opinion of Jefferies, dated February 6, 2008, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex B. Jefferies provided its opinion for the information and assistance of Pinnacle’s board of directors in connection with its consideration of the merger. The Jefferies opinion is not a recommendation as to how any holder of Pinnacle’s common stock should vote with respect to the merger, adoption of the merger agreement or any other matter.

Pursuant to a letter agreement dated October 8, 2007, Pinnacle engaged Jefferies Randall & Dewey, a division of Jefferies & Company, Inc., to act as its financial advisor in connection with the contemplated transaction. Pursuant to the terms of this engagement letter, Pinnacle has agreed to pay Jefferies a transaction fee equal to a percentage of the transaction value, payable upon, and contingent upon, consummation of the merger. An additional fee was payable to Jefferies upon delivery of Jefferies’ original opinion which was given on October 15, 2007 and 50% of the amount of this fee will be credited towards the transaction fee. Furthermore, pursuant to the engagement letter, Pinnacle has agreed to pay a fee equal to 50% of the amount of Jefferies’ original opinion for Jefferies’ written opinion, dated February 6, 2008, and the engagement letter does not require any of this fee to be credited against any transaction fee that Jefferies earns in connection with the merger. In addition, Pinnacle has agreed to reimburse Jefferies for its expenses, including attorneys’ fees and expenses, and to indemnify Jefferies and related persons against various liabilities, including certain liabilities under federal securities laws.

Board of Directors and Management of Quest Following the Merger

(see page 114)

At the effective time of the merger, Quest will cause four of the individuals currently on Quest’s board of directors to remain on Quest’s board of directors and will cause two individuals selected by Pinnacle’s board of directors to be appointed to Quest’s board of directors. The two individuals selected by Pinnacle’s board of directors will be subject to the reasonable, good faith approval of the nominating committee of the Quest board of directors, in accordance with Quest’s Corporate Governance Guidelines and Nominating Committee Charter. Quest’s executive officers will remain the same following the merger, except that Mr. Schoonmaker, the chief executive officer of Pinnacle, will become an executive officer of Quest. See “Continuing Board and Management Positions” on page 114.

The Stockholder Meetings

(see pages 136 to 139)

Quest.  The Quest special meeting will be held for the following purposes:

•	to consider and vote upon a proposal to approve the issuance of Quest common stock to Pinnacle’s stockholders in the merger;

•	to consider and vote upon a proposed amendment to Quest’s 2005 Omnibus Stock Award Plan to increase the number of shares of common stock authorized for issuance under the plan from 2,200,000 to 5,000,000; and

•	to consider and vote upon any adjournments of the special meeting, if necessary, to solicit additional proxies in favor of either or both of the foregoing proposals.

Pinnacle.  The Pinnacle special meeting will be held for the following purposes:

•	to consider and vote upon the approval and adoption of the merger agreement; and

•	to consider and vote upon any adjournments of the special meeting, if necessary, to solicit additional proxies in favor of the proposal to approve and adopt the merger agreement.

Record Dates

Quest.  You may vote at the special meeting of Quest stockholders if you owned Quest common stock at the close of business on           , 2008.

Pinnacle.  You may vote at the special meeting of Pinnacle stockholders if you owned Pinnacle common stock at the close of business on          , 2008.

Votes Required

(see pages 137 to 138)

Quest.  Each share of Quest common stock outstanding as of the record date will be entitled to one vote at the Quest special meeting. The approval of the issuance of Quest common stock in the merger and the approval of the amendment to the Quest 2005 Omnibus Stock Award Plan each require the affirmative vote of the majority of the shares of Quest common stock represented at the special meeting in person or by proxy and entitled to vote, provided that holders of at least one-third of the outstanding shares of Quest common stock entitled to vote are represented at the special meeting in person or by proxy. Any adjournment of the special meeting requires the affirmative vote of the majority of the shares of Quest common stock represented at the special meeting in person or by proxy and entitled to vote, whether or not a quorum exists, without further notice other than by announcement made at the special meeting, provided that the adjournment is for 60 days or less and no new record date is set.

However, because all the matters to be voted upon require the affirmative vote of a majority of the shares of Quest common stock represented at the special meeting and entitled to vote, each abstention and broker non-vote will be the equivalent of a “no” vote with respect to such matters, including any adjournments of the special meeting.

Pinnacle.  Each share of Pinnacle common stock outstanding as of the record date is entitled to one vote at the Pinnacle special meeting. Approval and adoption of the merger agreement by Pinnacle stockholders requires the affirmative vote of a majority of the outstanding shares of Pinnacle common stock. Any adjournment of the special meeting, if necessary, to solicit additional proxies require the affirmative vote of the holders of Pinnacle common stock representing a majority of the votes present in person or by proxy at the special meeting and entitled to vote, whether or not a quorum exists, without further notice other than by announcement made at the stockholders meeting, provided that the adjournment is for 30 days or less and no new record date is set.

If a Pinnacle stockholder abstains from voting, such action will be the equivalent of a “no” vote with respect to all of the matters to be voted upon. A broker non-vote will have the effect of a vote against approving and adopting the merger agreement, but will have no effect on approving any adjournments of the special meeting, if necessary, to solicit additional proxies.

An abstention occurs when a stockholder abstains from voting (either in person or by proxy) on one or more of the proposals. Broker non-votes occur when a bank, broker or other nominee returns a proxy but does not have authority to vote on a particular proposal.

Share Ownership of Management

Quest.  As of the record date for the Quest special meeting, there were            shares of Quest common stock outstanding. Directors, executive officers and affiliates of Quest beneficially owned approximately 14.5% of the outstanding Quest common stock on the record date.

Pinnacle.  As of the record date for the Pinnacle special meeting, there were            shares of Pinnacle common stock outstanding. Directors, executive officers and affiliates of Pinnacle beneficially owned approximately 42.8% of the shares of Pinnacle common stock on the record date. In connection with the execution of the merger agreement, a group of Pinnacle stockholders holding approximately 33% of the outstanding shares of Pinnacle common stock entered into a support agreement with Quest obligating them to vote, except in certain limited circumstances for the approval and adoption of the merger agreement.

Risks Associated with the Merger

(see pages 20 to 30)

You should be aware of and carefully consider the risks relating to the merger described under “Risk Factors” beginning on page 20. These risks include possible difficulties in combining two companies that have previously operated independently.

Material U.S. Federal Income Tax Consequences of the Merger

(see pages 132 to 134)

Quest and Pinnacle each expect the merger to be a tax free reorganization pursuant to Section 368(a) of the Internal Revenue Code, to the extent Pinnacle stockholders receive stock pursuant to the merger.

Please review carefully the information under the caption “Material U.S. Federal Income Tax Consequences of the Merger” for a description of the material U.S. federal income tax consequences of the merger. The tax consequences to you will depend on your own situation. Please consult your tax advisors for a full understanding of the tax consequences of the merger to you.

Accounting Treatment

(see page 116)

The merger will be accounted for as an acquisition of Pinnacle by Quest using the “purchase” method of accounting. In addition, Quest will continue to use the full cost method of accounting for its oil and gas properties.

Appraisal Rights

(see page 116)

Pinnacle stockholders will not have appraisal rights pursuant to Section 262 of the Delaware General Corporation Law.

Conditions to the Merger

(see pages 128 to 129)

Quest and Pinnacle will complete the merger only if the conditions to the merger are satisfied or waived, where legally permissible, including, among others, the following:

•	the Pinnacle common stockholders have approved and adopted the merger agreement;

•	the Quest common stockholders have approved the issuance of Quest common stock in the merger;

•	there is no final or preliminary administrative order denying approval of or prohibiting the merger issued by a regulatory authority that is, in the reasonable judgment of Quest or Pinnacle, reasonably likely to have a material adverse effect on Quest after the merger;

•	no law or court order exists that prohibits the merger;

•	the SEC has declared the registration statement, of which this joint proxy statement/prospectus forms a part, to be effective, and no stop order concerning the registration statement is in effect;

•	the shares of Quest common stock to be issued pursuant to the merger have been approved for listing on the NASDAQ Global Market;

•	the parties have obtained all required consents, including the consents of the lenders under Quest’s credit facility, except where the failure to obtain any such consents has not had and is not reasonably likely to have a material adverse effect on Quest after the consummation of the merger;

•	the parties have performed in all material respects their respective covenants and agreements under the merger agreement;

•	the representations and warranties of the other party are true and correct (without regard to qualifications as to materiality or a material adverse effect) as of the closing date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except where the failure of any such representations and warranties to be true and correct, individually or in the aggregate, has not had and is not reasonably likely to have a material adverse effect on the party making the representation or warranty;

•	the receipt of tax opinions from counsel for each of Quest and Pinnacle to the effect that the merger will be treated as a reorganization under Section 368(a) of the Internal Revenue Code and that Quest and Pinnacle will be parties to such reorganization under Section 368(b) of the Internal Revenue Code; and

•	other customary conditions, including the absence of a material adverse effect on Quest or Pinnacle.

Either of Quest or Pinnacle may choose to complete the merger even though a condition has not been satisfied if applicable law permits; however, neither Quest nor Pinnacle can give any assurance when or if all of the conditions to the merger will either be satisfied or waived or that the merger will occur as intended. Approval of Quest’s proposed amendment to its 2005 Omnibus Stock Award Plan is not a condition to completion of the merger, and the obligations of Quest and Quest MergerSub are not subject to any financing condition, although the completion of the merger is subject to the consent of Quest’s lenders under its credit facility.

There are currently no federal or state regulatory requirements that must be complied with in connection with the merger.

Termination of the Merger Agreement

(see pages 129 to 130)

Quest, Quest MergerSub and Pinnacle can mutually agree to terminate the merger agreement at any time. In addition, Quest and Pinnacle can unilaterally terminate the merger agreement in various circumstances, including the following:

•	the parties have not consummated the merger by May 16, 2008, and the party desiring to terminate the merger agreement for this reason has not failed to perform or observe in any material respect any of its obligations under the merger agreement in any manner that caused or resulted in the failure of the merger to occur on or before that date;

•	the stockholders of Quest hold a meeting to approve the issuance of Quest common stock in the merger but do not vote to approve the issuance of common stock;

•	the stockholders of Pinnacle hold a meeting to consider the merger agreement but do not vote to approve and adopt the merger agreement;

•	a federal or state court of competent jurisdiction or federal or state governmental, regulatory or administrative agency or commission has issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the merger agreement and such order, decree, ruling or other action has become final and nonappealable, as long as the party seeking to terminate the merger agreement for this reason has complied with the covenants in the merger agreement that relate to antitrust, tax and other governmental filings and approvals and, with respect to other matters not covered by such covenants, must have used its reasonable best efforts to remove such injunction, decree or order;

•	the other party has breached any representation or warranty or failed to perform any covenant or agreement in the merger agreement, or any representation or warranty of the other party has become untrue, in any case such that the condition to the closing of the merger agreement related to the performance of the covenants and agreements in the merger agreement by the other party and the accuracy of the representations and warranties of the other party would not be satisfied as of the date of the termination, and the breach is not curable or, if curable, is not cured within 45 days after the party desiring to terminate the merger agreement gives written notice of the breach to the other party, and the party desiring to terminate the merger agreement is not, at the time of the termination, in breach of any representation, warranty, covenant or agreement in the merger agreement that would give rise to the right of the other party to terminate the merger agreement; or

•	the board of directors of the other party has made an adverse recommendation change.

See “The Merger Agreement — Termination of the Merger Agreement.”

Termination Fees

(see pages 130 to 131)

Upon the occurrence of certain termination events in connection with an offer or proposal regarding a superior business combination, Quest or Pinnacle may be required to pay the other party a termination fee of $3.0 million. In addition, Quest has agreed to pay a termination fee of $5.0 million if Quest makes a Quest adverse recommendation change other than in connection with a superior proposal or a Pinnacle material adverse effect. See “The Merger Agreement — Expenses and Termination Fees — Termination Due to Adverse Recommendation Change.”

Interests of Certain Persons in the Merger that Differ from Your Interests

(see pages 114 to 115)

In considering the recommendation of the Pinnacle board of directors with respect to the merger agreement, Pinnacle stockholders should be aware that Pinnacle’s directors and executive officers have interests in the merger and have arrangements that may be different from, or in addition to, those of the Pinnacle stockholders generally.

These interests and arrangements may create potential conflicts of interest. The Pinnacle board of directors was aware of these interests and considered them, among other matters, in making its recommendation. See “The Merger — Pinnacle’s Reasons for the Merger and Recommendation of Pinnacle’s Board of Directors” beginning on page 92.

Acquisition Proposals

Until the termination of the merger agreement, Quest and its officers, directors, subsidiaries and agents will not, subject to certain exceptions, (i) initiate, solicit or knowingly encourage or facilitate an acquisition proposal, (ii) engage or participate in discussions or negotiations, or disclose any nonpublic information with respect to an acquisition proposal, (iii) approve, endorse or recommend any acquisition proposal, or (iv) approve, endorse, recommend or enter into any agreement to do any of the foregoing with respect to an acquisition proposal. Quest may, however, communicate with third parties that make unsolicited acquisition proposals that, in its board’s good faith determination after consultation with its financial advisors and outside legal counsel, constitute or are reasonably likely to lead to a transaction more favorable to its stockholders. Prior to approval of the issuance of Quest common stock pursuant to the merger by its stockholders, Quest’s board of directors may also withdraw its recommendation that its stockholders approve the issuance of Quest common stock pursuant to the merger if it determines in good faith, after consultation with its financial advisors and outside legal counsel, that withdrawal of its recommendation is necessary to comply with its fiduciary duties. See “The Merger Agreement — Covenants and Agreements — No Solicitation.”

Until the termination of the merger agreement, Pinnacle and its officers, directors, subsidiaries and agents will not, subject to certain exceptions, (i) initiate, solicit or knowingly encourage or facilitate an acquisition proposal, (ii) engage or participate in discussions or negotiations, or disclose any nonpublic information with respect to an acquisition proposal, (iii) approve, endorse or recommend any acquisition proposal, or (iv) approve, endorse, recommend or enter into any agreement to do any of the foregoing with respect to an acquisition proposal. Pinnacle may, however, communicate with third parties that make unsolicited acquisition proposals that, in its board’s good faith determination after consultation with its financial advisors and outside legal counsel, constitute or are reasonably likely to lead to a transaction more favorable to its stockholders. Prior to approval and adoption of the merger agreement by its stockholders, Pinnacle’s board of directors may also withdraw its recommendation that its stockholders approve and adopt the merger agreement if it determines in good faith, after consultation with its financial advisors and outside legal counsel, that withdrawal of its recommendation is necessary to comply with its fiduciary duties. See “The Merger Agreement — Covenants and Agreements — No Solicitation.”

Material Differences in the Rights of Stockholders

(see pages 151 to 160)

Quest is a Nevada corporation and Pinnacle is a Delaware corporation. Upon completion of the merger, your rights as stockholders of Quest will be governed by Quest’s articles of incorporation and bylaws and Nevada law. Pinnacle stockholders should consider the fact that Quest’s articles of incorporation and bylaws and Nevada law differ in some material respects from Pinnacle’s certificate of incorporation and bylaws and Delaware law. See “Comparison of Stockholder Rights and Corporate Governance Matters.”

Comparative Per Share Market Price Information

(see page 135)

Quest common stock is listed on the NASDAQ Global Market under the symbol “QRCP,” and Pinnacle common stock is listed on the NASDAQ Global Market under the symbol “PINN.” On October 12, 2007, the last full trading day prior to public announcement of the proposed merger, Quest common stock closed at $9.94 per share, and Pinnacle common stock closed at $4.63 per share. On February 5, 2008, Quest common stock closed at $7.14 per share, and Pinnacle common stock closed at $3.88 per share. We urge you to obtain current market quotations before making any decision with respect to the merger.

Selected Historical Consolidated Financial Data
Quest Resource Corporation

The following table sets forth selected consolidated financial data of Quest for the fiscal years ended May 31, 2003 and 2004, the seven month transition period ended December 31, 2004 and the years ended December 31, 2005 and 2006, which have been derived from audited financial statements, including the consolidated balance sheets as of the end of each such period and the related consolidated statements of operations and cash flows for each such period and notes thereto incorporated by reference into this document. The data for the fiscal year ended May 31, 2002, and nine months ended September 30, 2006 and 2007 have been derived from unaudited financial statements also incorporated by reference and which, in the opinion of management, include all adjustments, consisting of normal recurring adjustments, necessary for a fair statement of the results of the unaudited interim periods. This disclosure does not include the effect of the merger. Comparability between periods is affected by (1) changes in the average prices for oil and gas, (2) increased production from drilling and development activity and (3) significant acquisitions that were made during the fiscal year ended May 31, 2004. The table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Quest’s Annual Report on Form 10-K/A for the year ended December 31, 2006 and Quarterly Report on Form 10-Q for the quarter ended September 30, 2007 and Quest’s consolidated financial statements and notes thereto incorporated by reference in this document.

				Seven
				Months	Year		Nine Months
				Ended	Ended		Ended
	Year Ended May 31,			December 31,			September 30,
	2002	2003	2004(1)	2004(1)	2005	2006	2006	2007
	(unaudited)						(unaudited)
	(in thousands, except per share data)

Statement of Operations Data:
Revenues:
Oil and gas sales	$1,699	$8,345	$28,147	$24,201	$44,565	$65,551	$49,114	$81,910
Gas pipeline revenue	433	632	2,707	1,918	3,939	5,014	3,722	5,122
Other revenue/(expense)	303	(879)	(843)	37	389	(80)	(63)	(37)

Total revenues	2,435	8,098	30,011	26,156	48,893	70,485	52,773	86,995
Costs and expenses:
Oil and gas production	593	1,979	6,835	5,389	14,388	21,208	14,064	22,247
Pipeline operating	662	912	3,506	3,653	8,470	13,247	9,330	14,271
General and administrative expenses	370	977	2,555	2,681	4,802	8,840	6,596	11,698
Provision for impairment of gas and oil properties	—	—	—	—	—	30,719	—	—
Depreciation, depletion and amortization	401	1,822	7,650	7,671	22,199	28,025	20,643	25,610

Total costs and expenses	2,026	5,690	20,546	19,394	49,859	102,039	50,633	73,826

Operating income (loss)	409	2,408	9,465	6,762	(966)	(31,554)	2,140	13,169

				Seven
				Months	Year		Nine Months
				Ended	Ended		Ended
	Year Ended May 31,			December 31,			September 30,
	2002	2003	2004(1)	2004(1)	2005	2006	2006	2007
	(unaudited)						(unaudited)
	(in thousands, except per share data)

Other income (expense):
Change in derivative fair value	—	(4,867)	(2,013)	(1,487)	(4,668)	6,410	6,300	5,354
Gain (loss) on sale of assets	—	(3)	(6)	—	12	3	(14)	(141)
Interest expense, net	(213)	(727)	(8,056)	(10,138)	(26,319)	(23,093)	(15,562)	(22,546)

Total other expense	(213)	(5,597)	(10,075)	(11,625)	(30,975)	(16,680)	(9,276)	(17,333)

Income (loss) before income taxes	196	(3,189)	(610)	(4,863)	(31,941)	(48,234)	(7,136)	(4,164)
Deferred income tax benefit (expense)	(72)	(374)	245	—	—	—	—	—

Net income (loss) before cumulative effect of accounting change	124	(3,563)	(365)	(4,863)	(31,941)	(48,234)	(7,136)	(4,164)
Minority interest in continuing operations of QMP	—	—	—	—	—	(244)	—	(1,660)
Cumulative effect of accounting change, net of tax	—	—	(28)	—	—	—	—	—

Net income (loss)	124	(3,563)	(393)	(4,863)	(31,941)	(48,478)	(7,136)	(5,824)
Preferred stock dividends	(10)	(10)	(10)	(6)	(10)	—	—	—

Net income (loss) available to common shareholders	$114	$(3,573)	$(403)	$(4,869)	$(31,951)	$(48,478)	$(7136)	$(5,824)

Income (loss) per common share:
Basic	$0.04	$(0.87)	$(0.07)	$(0.86)	$(3.81)	$(2.19)	$(0.32)	$(0.26)

Diluted	$0.04	$(0.87)	$(0.07)	$(0.86)	$(3.81)	$(2.19)	$(0.32)	$(0.26)

Cash Flow Data:
Cash provided (used) by operating activities	$1,306	$4,211	$12,197	$25,484	$(4,914)	$7,000	$24,660	$43,706
Cash used in investing activities	3,494	8,804	146,834	48,814	73,601	172,617	(148,520)	(112,420)
Cash used by financing activities	2,077	7,205	135,456	26,280	74,616	204,878	137,002	47,896

			As of			As of
	As of May 31,		December 31,			September 30,
	2003	2004(1)	2004(1)	2005	2006	2007
						(unaudited)

Balance Sheet Data:
Total assets	$36,533	$190,375	$237,962	$297,803	$463,300	$531,962
Long-term debt, net of current maturities	16,081	159,290	193,984	100,581	225,245	283,740
Stockholders’ equity	11,142	2,235	(2,606)	115,673	117,354	115,163

(1)	Quest Resource Corporation changed its fiscal year end from May 31 to December 31 effective as of January 1, 2005.

Pinnacle Gas Resources, Inc.

The following tables set forth Pinnacle’s selected historical financial data for, and as of the end of, each of the periods indicated. The statements of operations, statements of cash flows and other financial data for the period from inception (June 23, 2003) to December 31, 2003, and the balance sheet as of December 31, 2004, are derived from Pinnacle’s audited financial statements not included in this document. The statements of operations, statements of cash flows and other financial data for the years ended December 31, 2004, 2005 and 2006, and the balance sheets as of December 31, 2005 and 2006, are derived from Pinnacle’s audited financial statements included elsewhere in this document. The statements of operations, statements of cash flows and other financial data for the nine months ended September 30, 2006 and 2007, and the balance sheet as of September 30, 2007, are derived from Pinnacle’s unaudited financial statements included elsewhere in this document.

Pinnacle’s historical results are not necessarily indicative of the results that may be expected for any future period. The selected historical financial data should be read in conjunction with “Management’s Discussion and Analysis of Results of Operations and Financial Condition” and Pinnacle’s financial statements and related notes included elsewhere in this document.

	Period from
	Inception
	(June 23) to				Nine Months Ended
	December 31,	Year Ended December 31,			September 30,
	2003	2004	2005	2006	2006	2007
					(unaudited)
	(in thousands, except share and per share data)

Statement of Operations Data:
Revenues
Gas sales	$1,679	$7,393	$14,136	$12,196	$9,511	$9,812
Income from earn-in joint venture agreement	41	368	1,629	379	379	—
Gains (losses) on derivatives(1)	—	(766)	(4,815)	7,362	—	—

Total revenues	1,720	6,995	10,950	19,937	9,890	9,812
Operating expenses
Lease operating expenses	772	1,445	1,781	2,993	1,934	3,458
Production taxes	186	838	1,637	1,198	1,085	1,037
Marketing and transportation	299	1,218	1,582	1,962	1,397	2,594
General and administrative, net	729	1,552	2,267	4,343	3,907	3,816
Organization costs	311	—	—	—	—	—
Depreciation, depletion, amortization and accretion	850	3,328	5,622	6,673	5,060	4,800
Impairment of oil and gas properties	—	—	—	—	—	18,225

Total operating expenses	3,147	8,381	12,889	17,169	13,383	33,930

Operating income (loss)	(1,427)	(1,386)	(1,939)	2,768	(3,493)	(24,118)
Other income (expense)
Gain (loss) on derivatives(1)	—	—	—	—	5,863	2,069
Interest income	33	61	17	720	504	532
Other income	3	4	129	484	322	312
Unrealized derivative loss	—	—	—	(26)	(26)	—
Interest expense	—	(2)	(47)	(168)	(129)	(168)

Total other income (expense)	36	63	99	1,010	6,534	2,745

Net income (loss)	$(1,391)	$(1,323)	$(1,840)	$3,778	$3,041	$(21,373)
Preferred dividends, related party	(719)	(2,623)	(5,409)	(20,964)	(20,964)	—

Net income (loss) attributable to common stockholders	$(2,110)	$(3,946)	$(7,249)	$(17,186)	$(17,923)	$(21,373)

Net income (loss) per common share
Basic	$(0.42)	$(0.79)	$(1.42)	$(0.87)	$(1.00)	$(0.80)
Diluted	$(0.42)	$(0.79)	$(1.42)	$(0.87)	$(1.00)	$(0.80)
Weighted average shares outstanding
Basic	5,000,000	5,000,000	5,094,800	19,783,118	17,980,800	26,695,765
Diluted(2)	5,000,000	5,000,000	5,094,800	19,783,118	17,980,800	26,695,765

(1)	In order to provide a measure of stability to the cash flow in an environment of volatile oil and gas prices and to manage the exposure to commodity price risk, Pinnacle chose to periodically hedge a portion of its oil and gas production using swap and collar agreements. Pinnacle accounts for its derivative instruments under the provisions of Statement of Financial Accounting Standard No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS No. 133”). SFAS No. 133 requires Pinnacle to record derivative instruments at their fair value. Pinnacle’s management has chosen not to use hedge accounting for these arrangements. Therefore, in accordance with SFAS No. 133, changes in the fair market value are recognized in earnings. For the period from inception (June 23, 2003) to December 31, 2003 and the years ended December 31, 2004, 2005 and 2006, the gains and losses (both realized and unrealized) on derivatives were reported in “total revenues” in the statements of operations. For the nine months ended September 30, 2006 and 2007, Pinnacle has reclassified the gains and losses (both realized and unrealized) on derivatives to other income/expense in the statements of operations. Pinnacle feels that this presentation more fairly presents revenues derived from operations because the gains and losses on derivatives are comprised of a significant unrealized gain or loss for future periods which is not reflective of current operations. Pinnacle did not reclassify the gains and losses on derivatives for the prior periods. If Pinnacle had reclassified the gains and losses on derivatives from revenue to other income in the prior periods, Pinnacle would have shown total revenue for the years ended December 31, 2004, 2005 and 2006 of $7.8 million, $15.8 million and $12.6 million, respectively. In addition, Pinnacle would have shown other income (expense) for the years ended December 31, 2004, 2005 and 2006 of ($0.7) million, ($4.7) million and $8.4 million, respectively. The reclassification would not have affected the period from inception (June 23, 2003) to December 31, 2003 since there were no gains or losses on derivatives in that period.

(2)	For all periods in which there was a net loss attributable to common stockholders, all of Pinnacle’s stock options and warrants were anti-dilutive. Common stock equivalents of 4,965,000, 9,187,500, 13,676,200 and 1,035,000 at December 31, 2003, 2004, 2005 and 2006, respectively, and 1,050,000 and 907,000 at September 30, 2006 and 2007, respectively were excluded because they were anti-dilutive.

	Period from
	Inception
	(June 23) to				Nine Months Ended
	December 31,	Year Ended December 31,			September 30,
	2003	2004	2005	2006	2006	2007
					(unaudited)
	(in thousands)

Statement of Cash Flows Data:
Net cash provided (used) by operating activities	$1,315	$1,350	$8,792	$6,029	$3,742	$(10,399)
Net cash provided (used) by investing activities	(14,313)	(14,017)	(25,301)	(63,880)	(52,883)	(11,821)
Net cash provided (used) by financing activities	17,524	11,740	15,582	59,943	59,783	29,605
Other Financial Data:
Capital expenditures — exploration and production	$13,977	$13,149	$20,866	$62,340	$47,475	$14,940

	As of December 31,			As of September 30,
	2004	2005	2006	2007
				(unaudited)
	(in thousands)

Balance Sheet Data:
Cash and cash equivalents	$3,599	$2,672	$4,762	$12,147
Property and equipment, net	43,054	63,529	127,189	123,729
Total assets	54,504	77,081	150,332	148,589
Long-term debt (including current portion)(1)	345	828	807	792
Total liabilities	13,817	23,897	31,503	20,894
Redeemable preferred stock(2)	18,338	31,400	—	—
Total stockholders’ equity	22,349	21,784	118,829	127,695

(1)	Long-term debt does not include fair value of derivatives, asset retirement obligation and the long-term portion of production taxes.

(2)	On April 11, 2006, Pinnacle used approximately $53.6 million of the net proceeds from its private placement to redeem all of the outstanding shares of its Series A Redeemable Preferred Stock, all of which were held by DLJ Merchant Banking.

Summary Historical Oil and Gas Reserve and Production Information

Quest Resource Corporation

The following table shows estimated net proved reserves for Quest, based on reserve reports prepared by its independent petroleum engineers, Cawley, Gillespie & Associates, Inc., and certain summary unaudited information with respect to production and sales of gas and oil with respect to such properties. All of the properties related to the reserves reported below are in the Cherokee Basin and have been transferred to Quest Energy Partners. In evaluating the material presented below, you should refer to “Risk Factors”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business — Gas and Oil Data” in Quest’s Annual Report on Form 10-K/A for the year ended December 31, 2006 incorporated by reference in this document.

	As of
	May 31,	As of December 31,
	2004(1)	2004	2005	2006

Reserve Data (at period end):
Proved developed gas (MMcf)	62,559	81,467	71,638	122,390
Proved undeveloped gas (MMcf)	71,017	68,377	62,681	75,650

Total proved gas (MMcf)	133,576	149,844	134,319	198,040
Proved developed oil (MBbl)(2)	57	48	32	32
Total proved reserves (MMcfe)	133,919	150,131	134,513	198,234
Proved developed reserves as a percentage of total proved reserves	47.1%	54.5%	53.4%	61.8%
Standardized measure (in thousands)(3)	$318,356	$401,101	$482,545	$264,327
Net Production:
Total production (MMcfe)	5,580	8,664	9,620	12,341
Average daily production (MMcfe per day)	15.3	23.7	26.4	33.8
Average Sales Prices ($ per Mcfe):
Average sales prices (including hedges)	$5.04	$4.93	$4.63	$5.31
Average sales prices (excluding hedges)	5.02	5.63	7.45	5.95
Average Unit Costs ($ per Mcfe):
Production costs(4)	$1.23	$1.53	$2.23	$3.12
General and administrative expenses	0.41	0.46	0.42	0.66
Depreciation, depletion and amortization	1.20	1.38	2.09	2.07

(1)	The gas production volumes for the 2004 fiscal year include two asset acquisitions: one in December 2003 and one in June 2003.

(2)	Quest has not estimated its proved undeveloped oil reserves because they are insignificant.

(3)	Standardized measure is the present value of estimated future net revenue to be generated from the production of proved reserves, determined in accordance with the rules and regulations of the SEC (using prices and costs in effect as of the date of estimation), less future development, production and income tax expenses, and discounted at 10% per annum to reflect the timing of future net revenue. Standardized measure does not give effect to derivative transactions. The weighted average natural gas and oil wellhead Southern Star prices used in computing Quest’s estimated net proved reserves were $5.95 per Mcf and $35.25 per Bbl as of May 31, 2004; $6.30 per Mcf and $41.07 per Bbl as of December 31, 2004; $9.22 per Mcf and $55.69 per Bbl as of December 31, 2005; $6.00 per Mcf and $58.06 per Bbl as of December 31, 2006. For a description of Quest’s derivative transactions, please read Note 15 to the financial statements in Quest’s Annual Report on Form 10-K/A for the year ended December 31, 2006.

(4)	Production costs include oil and gas production and transportation expenses.

Pinnacle Gas Resources, Inc.

The following table presents summary information regarding Pinnacle’s estimated net proved reserves as of December 31, 2003, 2004, 2005 and 2006, for the period from inception (June 23, 2003) to December 31, 2003, for the years ended December 31, 2004, 2005 and 2006. All calculations of estimated net proved reserves have been made in accordance with the rules and regulations of the SEC, and, except as otherwise indicated, give no effect to federal or state income taxes. The estimates of net proved reserves are based on the reserve reports prepared by Netherland, Sewell & Associates, Inc., or NSAI, Pinnacle’s independent petroleum consultants. As of December 31, 2006, there were no proved reserves related to the Green River Basin assets which Pinnacle acquired on April 20, 2006. For additional information regarding Pinnacle’s reserves, please see “Information about Pinnacle — Operations” and Note 22 to Pinnacle’s audited financial statements included elsewhere in this document.

	As of December 31,
	2003	2004	2005	2006(2)

Reserve Data:
Estimated net proved reserves:
Proved developed producing (MMcf)	1,653	5,154	5,522	3,588
Proved developed non-producing (MMcf)	3,279	2,277	2,690	4,292

Total proved developed (MMcf)	4,932	7,431	8,212	7,880
Proved undeveloped (MMcf)	13,212	17,346	18,827	12,409

Total proved reserves (MMcf)	18,144	24,777	27,039	20,289

Future cash flows before income taxes (in millions)	$35.1	$49.4	$84.4	$34.8

Standardized measure (in millions)(1)	$18.7	$28.4	$43.7	$22.4

Price used for computing proved reserves (CIG index price per Mcf as of December 31)	$5.575	$5.515	$7.715	$4.460

(1)	The standardized measure of discounted future net cash flows represents the present value of future cash flows attributable to Pinnacle’s proved reserves discounted at 10% after giving effect to income taxes, and as calculated in accordance with Statement of Financial Accounting Standards No. 69. Standardized measure does not represent an estimate of fair market value of Pinnacle’s reserves.

(2)	Total proved reserves for 2006 declined primarily due to declines in the price of natural gas. Please see “Risk Factors — Risks Related to Pinnacle’s Business — The volatility of natural gas and oil prices could have a material adverse effect on Pinnacle’s business.”

Summary Historical and Unaudited Pro Forma Financial Data

The following tables set forth (1) Quest’s consolidated historical balance sheet and consolidated statement of operations that have been derived from the unaudited balance sheet and statement of operations as of and for the nine months ended September 30, 2007 and statement of operations for the year ended December 31, 2006, (2) the condensed and combined historical balance sheet and combined and consolidated statement of operations of Midcoast Kansas General Partner, L.L.C. and Midcoast Kansas Pipeline, L.L.C. (collectively, the “KPC Pipeline System”) acquired by Quest Midstream Partners that have been derived from the unaudited balance sheet and statement of operations as of and for the nine months ended September 30, 2007 and audited statement of operations for the year ended December 31, 2006, (3) unaudited pro forma financial statements of Quest to give effect to the KPC Pipeline System acquisition and related financing, and the initial public offering by Quest Energy Partners, (4) Pinnacle’s condensed consolidated historical financial information that has been derived from the unaudited balance sheet and unaudited statement of operations as of and for the nine months ended September 30, 2007 and audited statement of operations for the year ended December 31, 2006, and (5) unaudited pro forma condensed combined financial statements of Quest and Pinnacle to give effect to the merger. The unaudited pro forma combined statement of operations data assumes the transactions occurred on January 1, 2006 and the unaudited pro forma combined balance sheet data assumes the transactions occurred on September 30, 2007. This unaudited pro forma combined financial data is not necessarily indicative of the results of operations or the financial position that would have resulted had the merger been consummated on the assumed dates nor is it necessarily indicative of future results of operations or financial position. The unaudited pro forma combined financial data should be read together with the historical financial statements of Quest, the KPC Pipeline System and Pinnacle included with this document or incorporated by reference in this document and the unaudited pro forma condensed combined financial statements beginning on page 140 of this document.

	Nine Months Ended September 30, 2007
					Quest Pro
					Forma:
					KPC
					Pipeline
			KPC		System
			Pipeline	Initial	Acquisition,
			System	Public	Initial
			Acquisition	Offering	Public			Quest Pro
		KPC	and Related	and Related	Offering		Pinnacle	Forma:
		Pipeline	Financing	Financing	and		Merger Pro	Quest/
	Quest	System	Pro Forma	Pro Forma	Related	Pinnacle	Forma	Pinnacle
	Historical	Historical	Adjustments	Adjustments	Financings	Historical	Adjustments	Combined
	(Dollars in thousands, except per share data)

Statement of Operations Data:
Revenues:
Oil and gas sales	$81,910	$—			$81,910	$9,812		$91,722
Gas pipeline revenue	5,122	14,950			20,072	—		20,072
Other revenue (expense)	(37)	14			(23)	—		(23)

Total Revenues	86,995	14,964	—	—	101,959	9,812	—	111,771
Costs and expenses:
Oil and gas production	22,247	—			22,247	4,495		26,742
Transportation expense	14,271	5,176			19,447	2,594		22,041
General and administrative expenses	11,698	2,623			14,321	3,816		18,137
Depreciation, depletion and amortization	25,610	3,642			29,252	4,800		34,052
Write-down of oil and gas properties	—	—			—	18,225		18,225

Total Costs and Expenses	73,826	11,441	—	—	85,267	33,930	—	119,197

					Quest Pro
					Forma:
					KPC
					Pipeline
			KPC		System
			Pipeline	Initial	Acquisition,
			System	Public	Initial
			Acquisition	Offering	Public			Quest Pro
		KPC	and Related	and Related	Offering		Pinnacle	Forma:
		Pipeline	Financing	Financing	and		Merger Pro	Quest/
	Quest	System	Pro Forma	Pro Forma	Related	Pinnacle	Forma	Pinnacle
	Historical	Historical	Adjustments	Adjustments	Financings	Historical	Adjustments	Combined
	(Dollars in thousands)

Operating income (loss)	$13,169	$3,523			$16,692	$(24,118)		$(7,426)
Other income (expense):
Other income	—	—			—	312		312
Gain on sale of assets	(141)	—			(141)	—		(141)
Interest expense	(22,928)	(3,367)	(112)	9,162	(17,245)	(168)	(450)	(17,863)
Interest income	382	—			382	532		914
Change in derivative fair value	5,354	—			5,354	2,069		7,423

Total other income (expense)	(17,333)	(3,367)	(112)	9,162	(11,650)	2,745	(450)	(9,355)

Income (loss) from continuing operations before income taxes and minority interest	(4,164)	156	(112)	9,162	5,042	(21,373)	(450)	(16,781)
Deferred income tax benefit (expense)	—	—			—	—		—

Net income (loss from continuing operations before minority interest	(4,164)	156	(112)	9,162	5,042	(21,373)	(450)	(16,781)
Minority interest in continuing operations	(1,660)	—	(487)	(678)	(2,825)	—		(2,825)

Net income (loss)	(5,824)	156	(599)	8,484	2,217	(21,373)	(450)	(19,606)
Preferred dividends	—	—	—	—	—	—		—

Net income (loss) available to common stockholders	$(5,824)	$156	$(599)	$8,484	$2,217	$(21,373)	$(450)	$(19,606)

Loss per common share:
Basic	$(0.26)					$(0.80)		$(0.52)

Diluted	$(0.26)					$(0.80)		$(0.52)

Weighted average common and common equivalent shares outstanding:
Basic	22,240,077						15,544,502	37,784,579

Diluted	22,240,077						15,544,502	37,784,579

Balance Sheet Data (at period end):
Property and equipment, net	$20,206	$—			$20,206	$2,359	$—	$22,565
Total assets	531,962	94,138	39,245	(3,108)	662,237	148,589	(7,985)	802,841
Notes payable	280,176	45,000	13,000	(141,948)	196,228	792	7,500	204,520
Total stockholders’ equity	115,163	25,259	(25,746)	(9,255)	105,421	127,695	(16,435)	216,681

	Year Ended December 31, 2006
					Quest Pro
					Forma:
					KPC
			KPC		Pipeline
			Pipeline	Initial	System
			System	Public	Acquisition,
			Acquisition	Offering	Initial			Quest Pro
		KPC	and Related	and Related	Public		Pinnacle	Forma:
		Pipeline	Financing	Financing	Offering and		Merger Pro	Quest/
	Quest	System	Pro Forma	Pro Forma	Related	Pinnacle	Forma	Pinnacle
	Historical	Historical	Adjustments	Adjustments	Financings	Historical	Adjustments	Combined
	(Dollars in thousands, except per share data)

Statement of Operations Data:
Revenues:
Oil and gas sales	$65,551	$—			$65,551	$12,196		$77,747
Gas pipeline revenue	5,014	18,771			23,785	—		23,785
Gain (loss) or derivatives	—	—			—	7,362	(7,362)	—
Other revenue (expense)	(80)	5			(75)	379		304

Total Revenues	70,485	18,776	—	—	89,261	19,937	(7,362)	101,836
Costs and expenses:
Oil and gas production	21,208	—			21,208	4,191		25,399
Transportation expense	13,247	6,167			19,414	1,962		21,376
General and administrative expenses	8,840	2,655			11,495	4,343		15,838
Depreciation, depletion and amortization	28,025	4,969			32,994	6,673		39,667
Write-down of oil and gas properties	30,719	—			30,719			30,719

Total Costs and Expenses	102,039	13,791	—	—	115,830	17,169	—	132,999

Operating income (loss)	(31,554)	4,985	—	—	(26,569)	2,768	(7,362)	(31,163)
Other income (expense):
Other income	—	—			—	484		484
Gain on sale of assets	3	—			3	—		3
Interest expense	(23,483)	(3,735)	(905)	12,216	(15,907)	(168)	(600)	(16,675)
Interest income	390	24			414	720		1,134
Change in derivative fair value	6,410	—			6,410	(26)	7,362	13,746

Total other income (expense)	(16,680)	(3,711)	(905)	12,216	(9,080)	1,010	6,762	(1,308)

Income (loss) from continuing operations before income taxes and minority interest	(48,234)	1,274	(905)	12,216	(35,649)	3,778	(600)	(32,471)
Deferred income tax benefit (expense)	—	—	—	—	—	—	—	—

Net income (loss from continuing operations before minority interest	(48,234)	1,274	(905)	12,216	(35,649)	3,778	(600)	(32,471)
Minority interest in continuing operations	(244)	—	(298)	15,666	15,124	—	—	15,124

Net income (loss)	(48,478)	1,274	(1,203)	27,882	(20,525)	3,778	(600)	(17,347)
Preferred dividends	—	(5,395)			(5,395)	(20,964)		(26,359)

Net income (loss) available to common stockholders	$(48,478)	$(4,121)	$(1,203)	$27,882	$(25,920)	$(17,186)	$(600)	$(43,706)

Loss per common share:
Basic	$(2.19)					$(0.87)		$(1.16)

Diluted	$(2.19)					$(0.87)		$(1.16)

Weighted average common and common equivalent shares outstanding:
Basic	22,100,753						15,544,502	37,645,255

Diluted	22,100,753						15,544,502	37,645,255

Comparative Per Share Data

The following table sets forth (a) the historical net income (loss) and book value per share of Quest common stock in comparison to the pro forma net income (loss) and book value per share after giving effect to the merger as a purchase of Pinnacle and (b) the historical net income (loss) and book value per share of Pinnacle common stock in comparison with the equivalent pro forma net income (loss) and book value per share attributable to 0.5278 shares of Quest common stock which will be received for each share of Pinnacle. Quest and Pinnacle have not declared dividends on their common stock since their formation. The information presented in this table should be read in conjunction with (i) the pro forma combined financial statements appearing elsewhere herein and (ii) the financial statements of Quest and Pinnacle and the notes thereto appearing elsewhere in this document or incorporated by reference herein.

	Nine Months Ended	Year Ended
	September 30, 2007	December 31, 2006

Historical — Quest
Net income (loss) Per Share:
Basic	$(0.26)	$(2.19)
Diluted	$(0.26)	$(2.19)
Cash Dividends(1)	$0.00	$0.00
Book Value Per Share — Diluted	$5.18	$5.31
Historical — Pinnacle
Net income (loss) Per Share:
Basic	$(0.80)	$(0.87)
Diluted	$(0.80)	$(0.87)
Cash Dividends	$0.00	$0.00
Book Value Per Share — Diluted	$4.78	$6.01
Pro Forma Combined
Earnings (loss) Per Share :
Basic	$(0.52)	$(1.16)
Diluted	$(0.52)	$(1.16)
Book Value Per Share — Diluted	$5.73	$6.23
Equivalent Pro Forma Per Share
Earning (loss) Per Share:
Basic	$(0.27)	$(0.61)
Diluted	$(0.27)	$(0.61)
Book Value Per Share — Diluted	$3.03	$3.29

(1)	Quest is not currently paying dividends on its common stock and does not anticipate paying cash dividends on its common stock in the foreseeable future.

RISK FACTORS

In addition to the other information included and incorporated by reference in this joint proxy statement/prospectus, Quest and Pinnacle stockholders should carefully consider the matters described below to determine whether to approve the merger.

Risks Relating to the Merger

The value of the consideration received by Pinnacle stockholders will vary with the value of Quest common stock.

The exchange ratio in the merger is fixed and will not be adjusted in the event of any change in the stock prices of Quest or Pinnacle prior to the merger. Accordingly, the value of the consideration that Pinnacle stockholders will be entitled to receive pursuant to the merger will depend on the trading price of Quest common stock. This means that there is no “price protection” mechanism contained in the merger agreement that would adjust the number of shares that Pinnacle stockholders will receive based on any increases or decreases in the trading price of Quest common stock. If Quest’s stock price decreases, the market value of the consideration will also decrease. If Quest’s stock price increases, the market value of the consideration will also increase. Stock price changes may result from a variety of factors, including general market and economic conditions, changes in oil and natural gas prices, changes in Quest’s and Pinnacle’s respective businesses, operations and prospects, and regulatory considerations. Many of these factors are beyond our control.

The integration of Quest and Pinnacle following the merger will present significant challenges that may reduce the anticipated potential benefits of the merger.

Quest and Pinnacle will face significant challenges in consolidating functions and integrating their organizations, procedures and operations in a timely and efficient manner, as well as retaining key personnel. The integration of Quest and Pinnacle will be complex and time-consuming due to the size and complexity of each organization. The principal challenges will include the following:

•	integrating Quest’s and Pinnacle’s existing businesses;

•	preserving customer, supplier and other important relationships and resolving potential conflicts that may arise as a result of the merger;

•	consolidating and integrating duplicative facilities and operations; and

•	addressing differences in business cultures, preserving employee morale and retaining key employees, while maintaining focus on meeting the operational and financial goals of the combined company.

The respective managements of Quest and Pinnacle will have to dedicate substantial effort to integrating the businesses. These efforts could divert management’s focus and resources from other day-to-day tasks, corporate initiatives or strategic opportunities during the integration process. The combined company can be expected to rely heavily upon the experience and knowledge of Pinnacle’s management to integrate Pinnacle’s business and systems with those of Quest. In particular, if Quest is unable to retain the services of Peter G. Schoonmaker, Pinnacle’s Chief Executive Officer and President, and Ronald T. Barnes, Pinnacle’s Chief Financial Officer, Senior Vice President and Secretary, the integration process could be prolonged or prove more costly.

Quest and Pinnacle will incur significant transaction and merger-related integration costs in connection with the merger.

Quest and Pinnacle expect to pay significant transaction costs. These transaction costs include investment banking, legal and accounting fees and expenses, SEC filing fees, printing expenses, mailing expenses and other related charges and are estimated to be approximately $5.5 million. A portion of the transaction costs will be incurred regardless of whether the merger is consummated. Quest and Pinnacle will each pay its own transaction costs, except that they will share equally or pro rata certain filing, printing and other costs and expenses.

In addition, Quest and Pinnacle will incur approximately $2.1 million relating to severance, retention and option payouts to Pinnacle employees.

Quest and Pinnacle currently estimate integration costs associated with the merger to be approximately $500,000. Quest and Pinnacle are in the early stages of assessing the magnitude of these costs, and, therefore, these estimates may change substantially and additional unanticipated costs may be incurred in the integration of the businesses of Quest and Pinnacle.

While the merger is pending, Quest and Pinnacle will be subject to business uncertainties and contractual restrictions that could adversely affect their businesses.

Uncertainty about the effect of the merger on employees, customers and suppliers may have an adverse effect on Quest and Pinnacle and, consequently, on the combined company. These uncertainties may impair Quest’s and Pinnacle’s ability to attract, retain and motivate key personnel until the merger is consummated and for a period of time thereafter, and could cause customers, suppliers and others who deal with Quest and Pinnacle to seek to change existing business relationships with Quest and Pinnacle. Employee retention may be particularly challenging during the pendency of the merger because employees may experience uncertainty about their future roles with the combined company. If, despite Quest’s and Pinnacle’s retention efforts, key employees depart because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with the combined company, the combined company’s business could be seriously harmed. In addition, the merger agreement restricts Quest and Pinnacle, without the other party’s consent and subject to certain exceptions, from making certain acquisitions and taking other specified actions until the merger occurs or the merger agreement terminates. These restrictions may prevent Quest and Pinnacle from pursuing otherwise attractive business opportunities and making other changes to their businesses that may arise prior to completion of the merger or termination of the merger agreement.

Failure to complete the merger could negatively impact the stock prices and the future business and financial results of Quest and Pinnacle because of, among other things, the disruption that would occur as a result of uncertainties relating to a failure to complete the merger.

The stockholders of both Quest and Pinnacle may not approve the matters relating to the merger. If the merger is not completed for any reason, Quest and Pinnacle could be subject to several risks, including the following:

•	being required to pay the other company a termination fee of up to $3.0 million in certain circumstances, as described under “The Merger Agreement — Expenses and Termination Fees” beginning on page 130;

•	Quest being required to pay Pinnacle a termination fee of $5.0 million in certain circumstances, as described under “The Merger Agreement — Expenses and Termination Fees” beginning on page 130;

•	having had the focus of management of each of the companies directed toward the merger and integration planning instead of on each company’s core business and other opportunities that could have been beneficial to the companies; and

•	incurring substantial transaction costs related to the merger.

In addition, Quest and Pinnacle would not realize any of the expected benefits of having completed the merger.

If the merger is not completed, the price of Quest or Pinnacle common stock may decline to the extent that the current market price of that stock reflects a market assumption that the merger will be completed and that the related benefits and synergies will be realized, or as a result of the market’s perceptions that the merger was not consummated due to an adverse change in Quest’s or Pinnacle’s business. In addition, the prices of Quest and Pinnacle stock may decline as a result, to the extent that investors believe that the companies cannot compete in the marketplace as effectively without the merger or otherwise remain uncertain about the companies’ future prospects in the absence of the merger. Similarly, current and prospective employees of Quest and Pinnacle may experience uncertainty about their future roles with the resulting company and choose to pursue other opportunities, which could adversely affect Quest or Pinnacle, as applicable, if the merger is not completed. The realization of any of these risks may materially adversely affect the business, financial results, financial condition and stock prices of Quest and Pinnacle.

The merger agreement limits Quest’s and Pinnacle’s ability to pursue an alternative acquisition proposal and requires Quest or Pinnacle to pay a termination fee of $3.0 million if it does.

The merger agreement prohibits Quest and Pinnacle from soliciting, initiating or encouraging alternative merger or acquisition proposals with any third party. The merger agreement also provides for the payment by Quest or Pinnacle of a termination fee of $3.0 million if the merger agreement is terminated in certain circumstances in connection with a competing acquisition proposal or the withdrawal by the board of directors of that company of its recommendation that the stockholders of that company vote for the matters relating to the merger as the result of the existence of a material adverse effect, as the case may be. In addition, the merger agreement provides for a payment by Quest to Pinnacle of a termination fee of $5 million if the merger agreement is terminated due to the withdrawal of the Quest board of directors of its recommendation that the Quest stockholders vote to approve the issuance of shares if there is no superior proposal or a Pinnacle material adverse effect does not exist. See “The Merger Agreement — Covenants and Agreements — No Solicitation” beginning on page 125 and “The Merger Agreement — Expenses and Termination Fees — Termination Due to Takeover Proposal” beginning on page 130.

These provisions limit Quest’s and Pinnacle’s ability to pursue offers from third parties that could result in greater value to Quest’s or Pinnacle’s stockholders. The obligation to make the termination fee payment also may discourage a third party from pursuing an alternative acquisition proposal.

Some of the directors and executive officers of Pinnacle have interests in the merger that are different from the interests of Pinnacle’s stockholders.

When considering the recommendation of the Pinnacle board of directors with respect to the merger, Pinnacle stockholders should be aware that some directors and executive officers of Pinnacle have interests in the merger that are different from, or in addition to, the interests of the stockholders of Pinnacle. These interests include (1) their designation as Quest directors or executive officers, (2) the fact that the completion of the transaction will result in the acceleration of vesting of certain equity-based awards held by directors and executive officers, (3) the fact that certain executive officers of Pinnacle have entered into change of control agreements with Pinnacle that will entitle them to cash payments and other benefits if the merger is completed and their employment is terminated or if the executive terminates his employment for good reason, as defined in the agreements and (4) the fact that certain executive officers of Pinnacle will receive additional shares of restricted Quest stock at the time of the merger.

Stockholders of Pinnacle should consider these interests in conjunction with the recommendation of the directors of Pinnacle that they approve and adopt the merger agreement. These interests have been described more fully in “The Merger — Interests of Certain Persons in the Merger” beginning on page 114.

If the merger is approved by the Quest and Pinnacle stockholders, the date that Pinnacle stockholders will receive the merger consideration is uncertain.

If the merger is approved by the Quest and Pinnacle stockholders, the date that Pinnacle stockholders will receive the merger consideration depends on the completion date of the merger, which is uncertain. While we expect to complete the merger in the first or second quarter of 2008, the completion date of the merger might be later than expected due to unforeseen events.

Risks Relating to the Combined Company After the Merger

Quest’s indebtedness imposes restrictions on it that will affect the combined company’s ability to successfully operate its business.

Following the consummation of the merger, the bank credit facilities and other indebtedness of Quest is expected to remain outstanding. These bank credit facilities and the agreements governing certain of this indebtedness include covenants that, among other things, will restrict Quest’s ability to:

•	incur indebtedness;

•	grant liens;

•	make distributions on or redeem or repurchase equity interests;

•	make certain investments, loans or advances;

•	lease equipment;

•	enter into a merger, consolidation or sale of assets;

•	dispose of property;

•	enter into hedging arrangements with certain counterparties;

•	make capital expenditures above specified amounts; and

•	enter into transactions with affiliates.

Quest will also be required to comply with certain financial covenants and ratios. Quest’s ability to comply with these restrictions and covenants in the future is uncertain and will be affected by its results of operations and financial conditions and events or circumstances beyond its control. If market or other economic conditions deteriorate, Quest’s ability to comply with these covenants may be impaired. If Quest violates any of the restrictions, covenants, ratios or tests in its credit agreement a significant portion of its indebtedness may become immediately due and payable, its ability to make distributions will be inhibited and the lenders’ commitment to make further loans to the combined company may terminate. Quest might not have, or be able to obtain, sufficient funds to make these accelerated payments. In addition, Quest’s obligations under its credit agreement are secured by substantially all of its assets, and if it is unable to repay indebtedness under its credit agreement, the lenders could seek to foreclose on its assets.

Quest’s credit agreement limits the amounts it can borrow to a borrowing base amount, determined by the lenders in their sole discretion. Outstanding borrowings in excess of the borrowing base will be required to be repaid (1) within 90 days following receipt of notice of the new borrowing base or (2) immediately if the borrowing base is reduced in connection with a sale or disposition of certain properties in excess of 5% of the borrowing base. Additionally, if the lenders’ exposure under letters of credit exceeds the borrowing base after all borrowings under the credit agreements have been repaid, the combined company will be required to provide additional cash collateral.

To develop its current reserves and the reserves acquired from Pinnacle, Quest will require significant additional capital.

As a result of the merger, the combined company will have significantly more development opportunities than Quest currently has by itself, which will require significantly greater capital expenditures in order to fully develop its properties. Quest currently has a $50 million revolving credit facility that as of January 15, 2008 had $44 million of outstanding borrowings. It is currently anticipated that after the payment of merger-related expenses, Quest will have little or no availability under its current credit facility for development of the Pinnacle properties. Quest Energy Partners and Quest Midstream Partners have significant availability under their credit facilities, but those credit facilities will only be available to fund the development of those Pinnacle properties, if any, that are contributed to the partnerships.

Quest currently intends to either obtain an increase in the commitments under its existing credit facility or obtain a new credit facility with a higher borrowing base. No assurance can be given that Quest will be able to successfully increase its commitments or enter into a new credit facility. Even if Quest is able to successfully increase the commitments under its credit facilities, Quest anticipates that cash available under its credit facilities, together with cash flow expected to be generated from operations and distributions from Quest Midstream Partners and Quest Energy Partners will only be sufficient to meet its cash requirements for the development of Pinnacle’s reserves for a period less than 12 months. Historically, Quest has financed its business and operations primarily with internally generated cash flow, bank borrowings and equity investments, including the issuance of common units of Quest Midstream Partners and Quest Energy Partners. Therefore, unless Quest is successful at increasing cash flow from operations, increasing distributions from Quest Midstream Partners and Quest Energy Partners, increasing the commitments under its credit facilities, raising additional capital or a combination of any of the foregoing, Quest will be unable to fully develop its reserves, including the reserves acquired pursuant to the merger with Pinnacle. In such event, Quest may be required to curtail its drilling, development and other activities which could cause a decline in the value of its reserves or be forced to sell assets on unfavorable terms.

A reduction in oil or natural gas prices, or instability in U.S. or global energy markets, could adversely affect Quest’s business.

Following the consummation of the merger, Quest’s results of operations will depend upon the level of activity in the global energy market, including natural gas development, production, processing and transportation. Oil and natural gas prices and the level of drilling and exploration activity can be volatile. For example, oil and natural gas exploration and development activity and the number of well completions typically decline when there is a significant reduction in oil and natural gas prices or significant instability in energy markets. As a result, the demand for Quest’s natural gas and oil would be adversely affected. Any future decline in oil and natural gas prices could have a material adverse effect on the business, consolidated financial condition, results of operations and cash flows of Quest.

Natural gas and oil operations entail inherent risks that may result in substantial liability to Quest following the consummation of the merger. Quest and Pinnacle do not insure against all potential losses and each could be seriously harmed by unexpected liabilities.

Natural gas and oil operations entail inherent risks, including equipment defects, malfunctions and failures and natural disasters, which could result in uncontrollable flows of natural gas and oil or well fluids, fires and explosions. These risks may expose Quest to liability for personal injury, wrongful death, property damage, pollution and other environmental damage. Although Quest and Pinnacle have obtained insurance against many of these risks, their insurance may be inadequate to cover their liabilities. Further, insurance covering the risks Quest expects to face or in the amounts it desires may not be available in the future or, if available, the premiums may not be commercially justifiable. If Quest were to incur substantial liability and such damages were not covered by insurance or were in excess of policy limits, or if Quest were to incur liability at a time when it was not able to obtain liability insurance, the business, results of operations and financial condition of the combined company could be negatively impacted.

The price of Quest’s common stock may experience volatility.

Following the consummation of the merger, the price of Quest’s common stock may be volatile. Some of the factors that could affect the price of Quest’s common stock are quarterly increases or decreases in revenue or earnings, changes in revenue or earnings estimates by the investment community, the ability of Quest to implement its integration strategy and to realize the expected synergies and other benefits from the merger and speculation in the press or investment community about Quest’s financial condition or results of operations. General market conditions and U.S. or international economic factors and political events unrelated to the performance of Quest may also affect its stock price. For these reasons, investors should not rely on recent trends in the price of Quest’s or Pinnacle’s common stock to predict the future price of Quest’s common stock or its financial results.

The articles of incorporation and bylaws of Quest contain provisions that may make it more difficult for a third party to acquire control of Quest, even if a change in control would result in the purchase of your shares of common stock of Quest at a premium to the market price or would otherwise be beneficial to you.

There are provisions in Quest’s articles of incorporation and bylaws that may make it more difficult for a third party to acquire control of Quest, even if a change in control would result in the purchase of your shares of common stock of Quest at a premium to the market price or would otherwise be beneficial to you. For example, Quest’s articles of incorporation authorize Quest’s board of directors to issue preferred stock without stockholder approval. If Quest’s board of directors elects to issue preferred stock, it could be more difficult for a third party to acquire Quest. Quest has also adopted a shareholders’ rights plan which may cause extensive economic and voting dilution of a potential acquirer if beneficial ownership of Quest’s common stock exceeds a specified threshold. In addition, provisions of Quest’s articles of incorporation and bylaws provide for a classified board of directors and impose limitations on stockholder actions by written consent and on stockholder proposals at meetings of stockholders, which could make it more difficult for a third party to acquire control of Quest. Nevada law may also discourage takeover attempts that have not been approved by the board of directors of Quest.

It is unlikely that the combined company will be able to pay dividends on the common stock.

Following the merger, Quest cannot predict with certainty that its operations will result in sufficient revenues to enable it to operate profitably and with sufficient positive cash flow so as to enable the combined company to pay dividends to the holders of common stock. In addition, Quest’s credit facilities generally prohibit it from paying any dividend to the holders of Quest’s common stock without the consent of the lenders under the credit facilities, other than dividends payable solely in equity interests of Quest.

Risks Relating to Quest’s Business

For a discussion of the risks relating to Quest’s business, see “Risk Factors” in Quest’s Annual Report on Form 10-K/A for the year ended December 31, 2006, as amended, and subsequent quarterly reports on Form 10-Q.

Risks Related to Pinnacle’s Business

The following is a summary of risk factors more specific to Pinnacle’s business that are not otherwise the same as risks currently applicable to Quest or the oil and gas industry generally, which risks will become applicable to Quest following the consummation of the merger.

The volatility of natural gas and oil prices could have a material adverse effect on Pinnacle’s business.

Pinnacle’s revenues, profitability and future growth, and the carrying value of its natural gas and oil properties, depend to a large degree on prevailing natural gas and oil prices. Historically, natural gas prices have been extremely volatile, and we expect that volatility to continue. For example, during the three months ended September 30, 2007, the NYMEX natural gas index price ranged from a high of $7.01 per MMBtu to a low of $5.43 per MMBtu, while the Colorado Interstate Gas Company (“CIG”) natural gas index price ranged from a high of $4.50 per MMBtu to a low of $0.27 per MMBtu. During the nine months ended September 30, 2007, the NYMEX natural gas index price ranged from a high of $8.19 per MMBtu to a low of $5.43 per MMBtu, while the CIG natural gas index price ranged from a high of $7.11 per MMBtu to a low of $0.27 per MMBtu. During the year ended December 31, 2006, the NYMEX natural gas index price ranged from a high of $11.23 per MMBtu to a low of $4.20 per MMBtu, while the CIG natural gas index price ranged from a high of $7.90 per MMBtu to a low of $1.30 per MMBtu. Changes in natural gas pricing have impacted Pinnacle’s revenue streams, production taxes, prices used in reserve calculations, borrowing base calculations and the valuation of potential property acquisitions. During the three and nine months ended September 30, 2007, estimated future gas prices had an impact on both Pinnacle’s revenues and the costs attributable to its future operations. Pinnacle expects that changing natural gas prices will continue to impact its operations and financial results in the future.

A sharp decline in the price of natural gas prices would result in a commensurate reduction in Pinnacle’s revenues, income and cash flows from the production of natural gas and could have a material adverse effect on its borrowing base and proved reserves. For example, Pinnacle’s estimate of total proved reserves for 2006 included a downward adjustment of approximately 12.6 Bcf, of which approximately 11.7 Bcf was due to a decline in the price of natural gas. Further, in the event prices fall substantially, Pinnacle may not be able to realize a profit from its production and would operate at a loss, and even relatively modest drops in prices can significantly affect its financial results and impede its growth. Lower natural gas prices may not only decrease Pinnacle’s revenues on a per unit basis, but also may reduce the amount of natural gas that it can produce economically. This may result in Pinnacle having to make substantial downward adjustments to its estimated proved reserves. For example, if natural gas prices decline by $0.10 per Mcf, then the standardized measure of Pinnacle’s proved reserves as of December 31, 2006 would decrease from $22.4 million to $21.3 million. Accounting rules may also require Pinnacle to write down, as a non-cash charge to earnings, the carrying value of its properties for impairments. As such, Pinnacle may incur impairment charges in the future, which could have a material adverse effect on its results of operations in the period taken. For example, at September 30, 2007, the carrying amount of Pinnacle’s oil and gas properties exceeded the full cost ceiling limitation by approximately $37.5 million, based on a natural gas price of $0.35 per Mcf at that date. Based on subsequent price increases to approximately $4.10 per Mcf at November 12, 2007, the carrying amount of Pinnacle’s oil and gas properties exceeded the full cost ceiling limitation by approximately $70,000 and Pinnacle recorded an impairment of that amount in addition to the $18.2 million recorded at June 30, 2007. A decline in gas prices or an increase in operating costs subsequent to the measurement date or reductions in the economically recoverable quantities could result in the recognition of additional ceiling write-downs of Pinnacle’s gas properties in future periods.

Approximately 82% of Pinnacle’s total proved reserves as of December 31, 2006 consist of undeveloped and developed non-producing reserves, and those reserves may not ultimately be developed or produced.

As of December 31, 2006, approximately 61% of Pinnacle’s total proved reserves were undeveloped and approximately 21% were developed non-producing. Pinnacle plans to develop and produce all of its proved reserves, but ultimately some of these reserves may not be developed or produced. Furthermore, not all of Pinnacle’s undeveloped or developed non-producing reserves may be ultimately produced at the time periods Pinnacle has planned, at the costs Pinnacle has budgeted, or at all.

Certain of Pinnacle’s undeveloped leasehold acreage is subject to leases that may expire in the near future.

As of January 31, 2008, Pinnacle held gas leases on approximately 97,000 net acres that are still within their original lease term and are not currently held by production. Additionally, there are approximately 172,000 net acres under federal gas leases that are under suspension. Unless Pinnacle establishes commercial production on the properties subject to these leases during their term, these leases will expire. Leases covering approximately 25,000 net acres are scheduled to expire between February 1, 2008 and December 31, 2008 and an additional 8,000 net acres are scheduled to expire before December 31, 2009.

Pinnacle must obtain governmental permits and approvals for drilling operations, which can result in delays in its operations, be costly and time-consuming, and result in restrictions on its operations.

Regulatory authorities exercise considerable discretion in the timing and scope of permit issuances in the Rocky Mountain region. Compliance with the requirements imposed by these authorities can be costly and time consuming and may result in delays in the commencement or continuation of Pinnacle’s exploration or production operations and/or fines. For example, in the ordinary course of Pinnacle’s business, it has received notices of violation or orders to cease production with respect to certain of Pinnacle’s wells that have resulted in production delays and/or fines. Similar regulatory or legal actions in the future may materially interfere with Pinnacle’s operations or otherwise have a material adverse effect on Pinnacle. In addition, Pinnacle is often required to prepare and present to federal, state or local authorities data pertaining to the effect or impact that a proposed project may have on the environment, threatened and endangered species, and cultural and archaeological artifacts. Further, the public may comment on and otherwise engage in the permitting process, including through intervention in the courts. Accordingly, the permits Pinnacle needs may not be issued, or if issued, may not be issued in a timely fashion, or may involve requirements that restrict its ability to conduct its operations or to do so profitably.

The issuance of permits for CBM development relating to leases on federal land in Montana is currently subject to an injunction and the approval of a Supplemental Environmental Impact Statement.

Approximately 75% of Pinnacle’s gross acreage in Montana is on U.S. federal land. Federal leases in Montana are regulated by the Montana division of the U.S. Bureau of Land Management, or Montana BLM. Because CBM development in Montana is in its early stages, the permitting process is not as streamlined in Montana as it is in Wyoming. In addition, the Montana BLM has been subject to several lawsuits from various environmental and tribal groups in an attempt to block permit issuances for CBM development in Montana. In particular, the Ninth Circuit Court of Appeals has previously issued a blanket injunction prohibiting the Montana BLM from approving any CBM production projects on federal lands in the Powder River Basin of Montana pending disposition of two consolidated appeals before that court. While a panel of the Ninth Circuit recently issued an opinion affirming an earlier order by the Montana District Court that would have allowed phased CBM development to continue pending completion of a Supplemental Environmental Impact Statement, or SEIS, Pinnacle cannot predict how or when the courts will ultimately resolve these matters, including the dissolution of the injunction, nor can Pinnacle foresee future challenges which may arise. Further, Pinnacle is unable to determine at this time when it will be able to resume development of its federal leases in the Powder River Basin of Montana. Please see “Information About Pinnacle — Regulation — Permitting Issues for Federal Lands” beginning on page 54 for further discussion on these issues.

The majority of Pinnacle’s properties are located in a five-county region in the northern end of the Powder River Basin in northeastern Wyoming and southern Montana, making it vulnerable to risks associated with having its production concentrated in one area.

The majority of Pinnacle’s properties are geographically concentrated in a five-county region in the northern end of the Powder River Basin in northeastern Wyoming and southern Montana. As a result of this concentration, Pinnacle may be disproportionately exposed to the impact of delays or interruptions of production from these properties caused by significant governmental regulation, transportation capacity constraints, curtailment of production, natural disasters, adverse weather conditions or other events which impact this area.

Pinnacle’s natural gas sales are dependent on three customers and the loss of any customer would adversely affect its ability to market its gas.

Pinnacle currently markets its natural gas to three primary purchasers. During the year ended December 31, 2006, Enserco Energy, Inc., Western Gas Resources, Inc. and United Energy Trading purchased approximately 66%, 21% and 11% of Pinnacle gas sold, respectively. During the nine months ended September 30, 2007, Enserco Energy, United Energy Trading and Cantera Natural Gas purchased approximately 62%, 34% and 4% of Pinnacle gas sold, respectively. In the event that Enserco Energy, United Energy Trading or Cantera Natural Gas were to experience financial difficulties or were to no longer purchase Pinnacle natural gas, Pinnacle could, in the short-term, experience difficulty in its marketing of natural gas, which could adversely affect its results of operations.

Pinnacle may be adversely affected by natural gas prices in the Rocky Mountain region.

Substantially all of Pinnacle’s properties are geographically concentrated at the northern end of the Rocky Mountain region. The price received by Pinnacle for the natural gas production from these properties is determined mainly by factors affecting the regional supply of and demand for natural gas, as well as the general availability of pipeline capacity to deliver natural gas to the market. Based on recent experience, regional differences could cause a negative basis differential between the published indices generally used to establish the price received for regional natural gas production and the actual price Pinnacle receives for natural gas production. From January 1, 2007 through September 30, 2007, Rocky Mountain gas traded at a differential to the NYMEX natural gas index price that ranged from a premium of $0.46 per Mcf to a discount of $7.42 per Mcf with an average differential of a discount of $3.03 per Mcf.

Pinnacle’s use of hedging arrangements could result in financial losses or reduce its income.

Pinnacle currently engages in hedging arrangements to reduce its exposure to fluctuations in the prices of natural gas for a significant portion of its current natural gas production. These hedging arrangements expose Pinnacle to risk of financial loss in some circumstances, including when production is less than expected, the counterparty to the hedging contract defaults on its contractual obligations, or there is a change in the expected differential between the underlying price in the hedging agreement and the actual price received. In addition, these hedging arrangements may limit the benefits Pinnacle would otherwise receive from increases in prices for natural gas. Please see “Pinnacle Management’s Discussion and Analysis of Results of Operations and Financial Condition — Quantitative and Qualitative Disclosures About Market Risk” beginning on page 75 and “Information About Pinnacle — Operations — Hedging Activities’’ beginning on page 48.

Pinnacle’s business depends on gathering and transportation facilities owned by others. Any limitation in the availability of those facilities would interfere with its ability to market the natural gas it produces.

The marketability of Pinnacle’s natural gas production depends in part on the availability, proximity and capacity of gathering and pipeline systems owned by third parties. The amount of natural gas that can be produced and sold is subject to curtailment in certain circumstances, such as pipeline interruptions due to scheduled and unscheduled maintenance, excessive pressure, physical damage to the gathering or transportation system, or lack of contracted capacity on such systems. The curtailments arising from these and similar circumstances may last from a few days to several months. In many cases, Pinnacle is provided only with limited, if any, notice as to when these circumstances will arise and their duration. In addition, some of Pinnacle’s wells are drilled in locations that are not serviced by gathering and transportation pipelines, or the gathering and transportation pipelines in the area may not have sufficient capacity to transport the additional production. As a result, Pinnacle may not be able to sell the natural gas production from these wells until the necessary gathering and transportation systems are constructed. Any significant curtailment in gathering system or pipeline capacity, or significant delay in the construction of necessary gathering and transportation facilities, would have an adverse effect on Pinnacle’s business.

Pinnacle may incur losses as a result of title deficiencies in the properties in which it invests.

It is Pinnacle’s practice in acquiring natural gas and oil leases or interests not to incur the expense of retaining lawyers to examine the title to the mineral interest. Rather, Pinnacle relies upon the judgment of natural gas and oil lease brokers or landmen who perform the fieldwork in examining records in the appropriate governmental office before attempting to acquire a lease in a specific mineral interest.

Prior to the drilling of a natural gas or oil well, however, it is the normal practice in the industry for the person or company acting as the operator of the well to obtain a preliminary title review to ensure there are no obvious deficiencies in the title to the well. Frequently, as a result of such examinations, certain curative work must be done to correct deficiencies in the marketability of the title, and such curative work entails expense. A title review conducted in connection with Pinnacle’s current credit facility revealed title defects on numerous properties. Pinnacle is in the process of curing such title defects and does not believe they will have a material adverse effect on its business or operations. Pinnacle’s failure to cure any title defects may adversely impact its ability in the future to increase production and reserves. In addition, if a title review reveals that a lease or interest has been purchased in error from a person who was not the owner, Pinnacle’s interest would be worthless.

Pinnacle is subject to environmental regulation that can materially adversely affect the timing and cost of its operations.

Pinnacle’s exploration and production activities are subject to certain federal, state and local laws and regulations relating to environmental quality and pollution control. These laws and regulations increase the costs of these activities and may prevent or delay the commencement or continuance of a given operation. Specifically, Pinnacle is subject to legislation regarding the acquisition of permits before drilling, restrictions on drilling activities in restricted areas, emissions into the environment, water discharges, and storage and disposition of hazardous wastes. In addition, legislation has been enacted which requires well and facility sites to be abandoned and reclaimed to the satisfaction of state authorities. Such laws and regulations have been frequently changed in the past, and Pinnacle is unable to predict the ultimate cost of compliance as a result of any future changes. The adoption or enforcement of stricter regulations could have a significant impact on Pinnacle’s operating costs, as well as on the natural gas and oil industry in general. Although Pinnacle intends to fully comply with all such environmental laws and regulations in the future, such compliance can be very complex, and therefore, no assurances can be given that such environmental laws and regulations will not have a material adverse effect on Pinnacle’s business, financial condition and results of operations.

Pinnacle’s operations could result in liability for personal injuries, property damage, discharge of hazardous materials, remediation and clean up costs and other environmental damages. Pinnacle could also be liable for environmental damages caused by previous property owners. As a result, substantial liabilities to third parties or governmental entities may be incurred which could have a material adverse effect on Pinnacle’s financial condition and results of operations. Pinnacle maintains insurance coverage for its operations, but it does not believe that insurance coverage for environmental damages that occur over time, or complete coverage for sudden and accidental environmental damages, is available at a reasonable cost. Accordingly, Pinnacle may be subject to liability or may lose the right to continue exploration or production activities upon substantial portions of its properties if certain environmental damages occur.

Pinnacle is subject to complex governmental regulations which may materially adversely affect the cost of its business and result in delays in its operations.

Numerous departments and agencies, both federal and state, are authorized by statute to issue and have issued rules and regulations binding on the natural gas and oil industry and its individual members, some of which carry substantial penalties for failure to comply. Pinnacle may be required to make large expenditures to comply with these regulatory requirements. Any increases in the regulatory burden on the natural gas and oil industry created by new legislation would increase Pinnacle’s cost of doing business and could result in delays in its operations, and consequently, adversely affect its profitability.

In addition, from time to time Pinnacle may be subject to legal proceedings and claims as a result of these regulations. Please see “Information About Pinnacle — Legal Proceedings” beginning on page 55 for a description of material pending litigation.

The coal beds from which Pinnacle produces methane gas contain water that may hamper its ability to produce gas in commercial quantities.

Coal beds contain water that must be reduced in order for the gas to desorb from the coal and flow to the well bore. Where groundwater produced from Pinnacle’s coal bed methane projects fails to meet the quality requirements of applicable regulatory agencies or its wells produce water in excess of the applicable volumetric permit limit, Pinnacle may have to explore alternative methods of disposal such as re-injections or water treatment facilities. The costs to dispose of this produced water may increase if any of the following occur:

•	Pinnacle cannot obtain future permits from applicable regulatory agencies;

•	water of lesser quality is produced;

•	Pinnacle’s wells produce excess water; or

•	new laws or regulations require water to be disposed of in a different manner.

Pinnacle’s ability to remove and dispose of sufficient quantities of water from a coal seam will determine whether or not it can produce gas in commercial quantities from that seam. The cost of water disposal may affect Pinnacle’s profitability.

Pinnacle’s coal bed methane wells typically have a shorter reserve life and lower rates of production than conventional natural gas wells, which may adversely affect its profitability during periods of low natural gas prices.

The shallow coals from which Pinnacle produces natural gas in the Powder River Basin typically have a seven to eight year reserve life and have lower total reserves and produce at lower rates than most conventional natural gas wells. Pinnacle depends on drilling a large number of wells each year to replace production and reserves in the Powder River Basin and to distribute operational expenses over a larger number of wells. A decline in natural gas prices could make certain wells uneconomical because production rates are lower on an individual well basis and may be insufficient to cover operational costs.

Pinnacle’s success depends on its key management personnel, the loss of any of whom could disrupt its business.

The success of Pinnacle’s operations and activities is dependent to a significant extent on the efforts and abilities of its management. The loss of services of any of its key managers could have a material adverse effect on its business. Pinnacle has not obtained “key man” insurance for any members of its management. Peter G. Schoonmaker is Pinnacle’s Chief Executive Officer and President, and Ronald T. Barnes is its Chief Financial Officer, Senior Vice President and Secretary. The loss of the services of either of these individuals, or other key personnel, may adversely affect Pinnacle’s business and prospects. Pinnacle currently does not have employment agreements or non-competition agreements with any members of management other than Messrs. Schoonmaker and Barnes.

The coal beds from which Pinnacle produce may be drained by offsetting production wells.

Pinnacle’s drilling locations are spaced primarily using 80-acre spacing. Producing wells located on the 80-acre spacing units contiguous with Pinnacle’s drilling locations may drain the acreage underlying Pinnacle’s wells. If a substantial number of productive wells are drilled on spacing units adjacent to Pinnacle’s properties, it could have an adverse impact on the economically recoverable reserves of its properties that are susceptible to such drainage.

Substantial development activities could require significant outside capital, which may not be available or could change Pinnacle’s risk profile.

Pinnacle expects to make substantial capital expenditures in the development of natural gas reserves. For 2006, it had a total capital expenditure budget for drilling and completion (excluding acquisitions) of approximately $36.3 million. In response to lower CIG index prices, Pinnacle reduced its total capital expenditure budget for 2007 from approximately $52.6 million to approximately $30.0 million for drilling and completion and the construction of related gas and water infrastructure. As of September 30, 2007, Pinnacle had incurred capital expenditures of $14.9 million primarily related to drilling, completion and infrastructure costs on its undeveloped acreage.

In general, Pinnacle intends to finance Pinnacle’s capital expenditures in the future through cash flow from operations and the incurrence of indebtedness. Pinnacle’s business may not continue to generate cash flow at or above current levels. Future cash flows and the availability of financing will be subject to a number of variables such as:

•	the level of production from existing wells;

•	prices of natural gas and oil;

•	Pinnacle’s results in locating and producing new reserves;

•	the success and timing of development of proved undeveloped reserves; and

•	general economic, financial, competitive, legislative, regulatory and other factors beyond Pinnacle’s control.

If Pinnacle’s revenues were to decrease due to lower natural gas and oil prices, decreased production or other reasons, and if Pinnacle could not obtain capital through its credit facility or otherwise, Pinnacle’s ability to execute its existing development and acquisition plans, replace its reserves or maintain production levels could be greatly limited.

INFORMATION ABOUT QUEST

Quest is an independent energy company engaged in the exploration, development and production of natural gas and oil. Quest’s operations are currently focused primarily on the development of coal bed methane, or CBM, in a 13-county region in southeastern Kansas and northeastern Oklahoma known as the Cherokee Basin. As of December 31, 2006, it had 198.2 Bcfe of net proved reserves. Quest’s reserves are approximately 99% CBM and 60.4% proved developed. Quest believes it is the largest producer of natural gas in the Cherokee Basin with an average net daily production of 43.5 Mmcfe for the six months ended June 30, 2007. Quest’s reserves are long-lived, with an average reserve-to-production ratio of 16 years (7.63 years for its proved developed properties) as of December 31, 2006, which its defines as estimated net proved reserves (or proved developed reserves) as of December 31, 2006 divided by its annualized net production for the year ended December 31, 2006.

Quest has organized two master limited partnerships. In December 2006, Quest formed Quest Midstream Partners, L.P. to own and operate its natural gas gathering pipeline system and transferred its natural gas pipeline network to Quest Midstream in exchange for a general partner interest and subordinated units of Quest Midstream. Quest Midstream sold 4,864,866 common units, representing an approximate 48.64% interest in Quest Midstream, for $18.50 per common unit, or approximately $90 million of gross proceeds, pursuant to a purchase agreement dated December 22, 2006, to a group of institutional investors led by Alerian Capital Management, LLC and Swank Capital, LLC. In November 2007, Quest Midstream acquired an interstate pipeline system from affiliates of Enbridge Energy Partners, L.P. (“Enbridge”) for a purchase price of approximately $133 million, and issued an additional 3,750,000 common units for $20.00 per common unit, or approximately $75 million of gross proceeds.

In July 2007, Quest formed Quest Energy Partners, L.P. to acquire, exploit and develop oil and natural gas properties and transferred to Quest Energy Partners all of Quest’s CBM reserves in exchange for a general partner interest and common units and subordinated units in Quest Energy Partners. Quest Energy Partners completed its initial public offering of $163.8 million of limited partner interests on November 15, 2007.

For more information regarding Quest, please see “Incorporation of Certain Documents by Reference” beginning on page 162 and “Where You Can Find More Information” beginning on page 163.

Quest MergerSub, Inc. is a Delaware corporation formed on October 11, 2007, and is a wholly-owned subsidiary of Quest. At the effective time, Pinnacle will be merged with and into Quest MergerSub, with Pinnacle surviving as a wholly-owned subsidiary of Quest.

INFORMATION ABOUT PINNACLE

General

Pinnacle is an independent energy company engaged in the acquisition, exploration and development of domestic onshore natural gas reserves. Pinnacle currently focuses its efforts on the development of coalbed methane properties located in the Rocky Mountain region, and it is a substantial holder of CBM acreage in the Powder River Basin. Pinnacle has assembled a large, predominantly undeveloped CBM leasehold position, which it believes positions it for significant long-term growth in production and proved reserves. In addition, Pinnacle owns over 94% of the rights to develop conventional and unconventional oil and gas in zones below its existing CBM reserves. Substantially all of Pinnacle’s undeveloped acreage as of September 30, 2007 was located on the northern end of the Powder River Basin in northeastern Wyoming and southern Montana.

As of December 31, 2007, Pinnacle owned natural gas and oil leasehold interests in approximately 494,000 gross (316,000 net) acres, approximately 94% of which are undeveloped. As of September 30, 2007, Pinnacle had identified approximately 5,370 CBM drilling locations on its existing acreage, primarily on 80-acre well spacing, targeting an average of three coal seams per location. At December 31, 2006, Pinnacle had estimated net proved reserves of 20.3 Bcf, based on a year-end CIG index price of $4.46 per Mcf. These net proved reserves were located on approximately 8% of Pinnacle’s net acreage. Based on its drilling results to date, analysis of core samples and third-party results in adjacent areas, Pinnacle believes that its remaining undeveloped CBM acreage has substantial commercial potential. None of Pinnacle’s acreage or producing wells is associated with coal mining operations.

As of December 31, 2006, Pinnacle owned interests in 529 gross (281 net) producing wells and operated 98% of these wells. During 2006, Pinnacle drilled 230 gross (139 net) wells and produced an average of 6.6 MMcf per day net to Pinnacle’s interest. Pinnacle exited 2006 producing 7.5 MMcf per day net to its interest. During the nine months ended September 30, 2007, Pinnacle drilled 67 gross (43 net) wells and produced an average of 9.3 MMcf per day net to its interest. Pinnacle incurred capital expenditures of $68.5 million during 2006, of which $39.9 million was primarily related to drilling, completion and infrastructure costs on its undeveloped acreage in its Kirby, Deer Creek, Cabin Creek and Green River Basin areas and the remaining $28.6 million was related to acquisitions, including $27.0 million for its Green River Basin acquisition. In response to lower CIG index prices, Pinnacle reduced its 2007 total capital expenditure budget from approximately $52.6 million to approximately $30.0 million. Pinnacle also reduced its drilling and completion targets for 2007 from approximately 260 gross (207 net) wells to approximately 140 gross (102 net) wells. Pinnacle drilled 87 gross (61 net) wells during 2007. Pinnacle’s revised 2007 capital expenditure budget was used to construct related gas and water infrastructure, to fund plans of development costs for future wells, to fund undeveloped leasehold acquisition costs carried over from 2006, to recomplete certain wells, and to fund infrastructure and completion costs related to such wells drilled in 2006. Depending on CIG index prices and available capital resources, Pinnacle may further re-evaluate its capital expenditure budget in the future.

Pinnacle’s Powder River Basin and Green River Basin CBM Projects

During the period from formation in June 2003 to December 31, 2007, Pinnacle completed 675 gross (351 net) of the 700 gross (386 net) CBM wells it drilled in the Powder River and Green River Basins. As necessary infrastructure becomes available, Pinnacle will complete the remaining gross wells drilled through December 31, 2007.

Powder River Basin

Pinnacle’s Powder River Basin properties are located in Wyoming and Montana. Pinnacle’s acreage position in the northern end of the Powder River Basin is generally contiguous, providing it with critical mass and the ability to execute large-scale development projects in its operating areas.

•	Wyoming. Pinnacle’s principal Wyoming properties in the Powder River Basin are located in two distinct project areas: Recluse and Cabin Creek. Substantially all of Pinnacle’s natural gas production has come from the Recluse area. As of December 31, 2007, Pinnacle held approximately 141,000 gross (61,000 net) acres in the Powder River Basin in Wyoming for prospective CBM development and Pinnacle operated over 94% of this acreage. As of September 30, 2007, Pinnacle had 345 approved drilling permits for its Powder River Basin properties in Wyoming and it is in the process of applying for an additional 448 drilling permits which it expects to be approved in 2008. Pinnacle anticipates drilling 36 gross (25 net) wells on its Powder River Basin properties in Wyoming during the first quarter of 2008.

•	Montana. Pinnacle’s Montana properties are located in four project areas: Kirby, Deer Creek, Bear Creek and Bradshaw. As of December 31, 2007, Pinnacle held approximately 320,000 gross (223,000 net) acres in Montana for prospective CBM development and it operated 100% of this acreage. Pinnacle has begun active development in both the Deer Creek and Kirby areas, and in 2006, it drilled 130 gross (82 net) wells. During the nine months ended September 30, 2007, Pinnacle drilled an additional 4 gross (3 net) wells. As of September 30, 2007, Pinnacle had 91 approved drilling permits for its Montana properties and it is in the process of applying for an additional 651 drilling permits which it expects to be approved during 2007. Of these additional permits, 67 are on fee and state land and 584 are on federal land. Pinnacle anticipates drilling 5 gross (3 net) wells on its Montana properties during the first quarter of 2008.

Green River Basin

On April 20, 2006, Pinnacle acquired undeveloped natural gas properties, including related interests and assets, located in the Green River Basin of Wyoming from Kennedy Oil for an aggregate purchase price of approximately $27.0 million in cash. Pinnacle’s Green River Basin properties are located in the northeast area of Sweetwater County, Wyoming. As of December 31, 2007, Pinnacle’s properties in the Green River Basin consisted of approximately 33,000 gross (32,000 net) undeveloped acres for prospective CBM development in the Fort Union Big Red Coal formation. As of September 30, 2007, Pinnacle operated 100% of this acreage. As part of Pinnacle’s initial acquisition, it also acquired 20 shut-in wells and 23 approved drilling permits and a 65% working interest in existing deep rights below the base of the Fort Union formation. Based in part on preliminary positive coring results, mud logs, coal thickness and permeability, Pinnacle accelerated its development in the Green River Basin in 2006. In addition, Pinnacle has been successful in downspacing a section of its Green River Basin property from 160-acre spacing to 80-acre spacing, thus allowing it to more quickly dewater wells in this area and reach gas production. Pinnacle originally planned to drill 5 gross (5 net) wells in the Green River Basin in 2006, but had drilled a total of 14 gross (14 net) wells as of December 31, 2006. To facilitate its increased development activities, Pinnacle is also constructing gas gathering infrastructure and a water management system for the Green River Basin areas which it is initially developing. It is more expensive to drill in the Green River Basin because of the increased depth of the wells, the increased cost of water management in the area and the need for additional infrastructure. As a result, in 2006 Pinnacle reallocated $5.5 million of capital expenditures to the Green River Basin and reduced drilling in the Powder River Basin in order to accelerate the development of Pinnacle’s initial Green River Basin properties.

As of September 30, 2007, Pinnacle had 15 approved drilling permits for its Green River Basin properties. Pinnacle is in the process of applying for an additional 346 drilling permits which it expects to be approved through 2009. As of September 30, 2007, Pinnacle had identified 170 drilling locations based on 160-acre spacing (or 340 drilling locations based on 80-acre spacing). As of September 30, 2007, Pinnacle had no proved reserves established in its Green River Basin Properties.

In November 2006, Pinnacle entered into a 2-year gas gathering agreement with Mountain Gas Resources, Inc. which will allow Pinnacle to transport up to 5 MMcf per day from its initially developed Green River Basin properties. In addition, it expects that takeaway capacity from the Green River Basin properties it is currently developing will increase due to the Rockies Express Pipeline which became operational in February 2007. The expansion of this pipeline to service the Midwest markets is expected to be completed in January 2008 and will add 2 Bcf per day to the total takeaway capacity from the Rocky Mountain region, including the Green River Basin. According to NSAI, Pinnacle’s Green River Basin properties have higher reserve values and longer life reserves than Pinnacle’s Powder River Basin properties. Based on early drilling results, Pinnacle expects to continue to accelerate its development plans in the Green River Basin in 2007 and 2008.

Summary of Pinnacle’s Powder River and Green River Basin Properties and 2007 Capital Budget

								Estimated	Estimated
			Producing Wells as of		2007 Capital Budget(1)(2)			Potential	Total
	Producing Wells as of September 30, 2007		December 31, 2006		Gross	Net	Capital	Drilling	Net
	Gross	Net	Gross	Net	Wells	Wells	Expenditures	Locations(3)	Acres(3)

Recluse(4)	439	218	407	208	37	17	$3.0	500	16,000
Cabin Creek	70	38	29	15	78	66	16.0	500	34,000
Kirby	124	82	93	58	6	4	1.4	1,625	49,000
Deer Creek	0	0	0	0	19	15	3.7	520	41,000
Bear Creek	0	0	0	0	0	0	0	900	65,000
Bradshaw	0	0	0	0	0	0	0	925	68,000
Green River Basin(5)	0	0	0	0	0	0	1.0	170	32,000
Other	0	0	0	0	0	0	0.0	400	11,000

Total	633	338	529	281	140	102	$25.1	5,540	316,000

(1)	For the year ended December 31, 2007, Pinnacle drilled 87 gross (61 net) wells.

(2)	Excludes approximately $3.7 million in capital expenditures relating to plans of development costs for wells to be drilled in the future and $1.2 million of undeveloped leasehold acquisition costs in 2006.

(3)	Estimated as of December 31, 2007.

(4)	Includes approximately $0.7 million for recompletions.

(5)	Includes approximately $1.0 million of infrastructure and completion costs related to wells drilled in 2006.

Strategy

The principal elements of Pinnacle’s business strategy are designed to generate growth in natural gas reserves, production volumes and cash flows at an attractive return on invested capital. Pinnacle seeks to achieve these goals through the application of the following strategies:

•	Accelerating the development of its acreage position by increasing the level of Pinnacle’s drilling activity;

•	Maintaining operational control over its assets in order to control the costs and timing of its exploration, development and production activities;

•	Constructing and maintaining control over Pinnacle’s low-pressure gas gathering systems that collect and transport its production;

•	Maintaining a low-cost and efficient operating environment by exploiting the economies of scale that arise from developing its large contiguous acreage position;

•	Proactively managing legal, regulatory and environmental issues to ensure the efficient and timely development of its asset base;

•	Pursuing selective acquisitions that add attractive exploitation and development opportunities and also enhance the critical mass of its asset base;

•	Pursuing selective acquisition opportunities that would allow it to apply its CBM development expertise in other areas in the Rocky Mountain region; and

•	Exploring the potential of the deeper lease rights below the coal seams on its existing acreage position.

Competitive Strengths

Pinnacle has a number of strengths that it believes will help it successfully implement its strategy. Pinnacle’s strengths include:

•	Experienced Management Team. Pinnacle’s key personnel have significant experience managing CBM operations, particularly in the Powder River Basin. Pinnacle’s management team has an average of 20 years of experience in acquiring, developing and operating oil and gas properties, primarily in the Rocky Mountain region.

•	Significant Reserve Potential. According to the U.S. Department of Energy 2002 Powder River Basin Coalbed Methane Development and Produced Water Management Study, the Montana portion of the Powder River Basin is estimated to have substantial recoverable reserves. Pinnacle holds a significant portion of the acreage that is prospective for CBM development in the Montana portion of the Powder River Basin.

•	Low Geological Risk. The coal seams in the Powder River Basin that Pinnacle targets have been extensively mapped as a result of a variety of natural resource development that has occurred in the region. Industry data from over 23,500 wellbores drilled through the Fort Union formation allows Pinnacle to determine the aerial extent, thickness, gas saturation, formation pressure and relative permeability of the coal seams it targets for development, which reduces its dry hole risk.

•	Low Development Risk and Predictable Results. During the period from inception in June 2003 to December 31, 2007, Pinnacle completed 675 gross (357 net) of the 700 gross (386 net) CBM wells that it had drilled on its acreage. As necessary infrastructure becomes available, Pinnacle will complete the remaining gross wells drilled through December 31, 2007. Pinnacle’s overall drilling program is relatively predictable on an average well basis in terms of recoverable reserves, production rates and decline curves, which results in lower development risk.

•	Large, Contiguous Acreage Position. Pinnacle’s acreage position of approximately 494,000 gross (316,000 net) acres includes one of the largest contiguous acreage positions in the Powder River Basin. Many of Pinnacle’s leases are in large blocks, generally along the Wyoming and Montana border, adjacent to newly established areas of development activities. Pinnacle believes the contiguous nature of the majority of its Powder River Basin properties gives it the necessary critical mass to better manage operating and development costs and surface issues, obtain pipeline access and execute its plan of development.

•	Extensive Inventory of Drilling Locations. As of December 31, 2007, Pinnacle’s net acreage position was only approximately 15% developed. As of September 30, 2007, Pinnacle had identified approximately 5,370 CBM drilling locations on its existing acreage, primarily on 80-acre spacing, targeting an average of three coal seams per location.

•	Large Inventory of Drilling Permits. As of September 30, 2007, Pinnacle had 337 approved drilling permits for Pinnacle’s Wyoming acreage, and Pinnacle is in the process of applying for an additional 802 permits in Wyoming, which it expects to be approved through 2009. As of September 30, 2007, Pinnacle had four plans of development approved for Pinnacle’s Montana acreage, allowing it to drill 87 additional gross wells and Pinnacle is in the process of applying for an additional 439 permits which it expects to be approved before the end of 2007. Pinnacle believes that in the near future, it will have sufficient permits to support at least two years of its planned drilling activity.

•	Attractive Cost Structure. Pinnacle believes its average cost structure is attractive due to the low geological risk, high completion rates, generally shallow drilling depths and low-cost completions, including multiple zone completions, associated with developing its CBM acreage position. Although Pinnacle’s lease operating costs are higher than average on a per Mcf basis while it is in its initial stages of development, it expects that its lease operating expenses will benefit from economies of scale as it grows, its maintaining high operatorship of its reserves and production, and its continuing cost management initiatives.

•	Control of Low-Pressure Gas Gathering Infrastructure. As of September 30, 2007, Pinnacle owned and operated approximately 231 miles of low-pressure gas gathering pipelines that collect and transport its production in the Recluse area of Wyoming. Pinnacle intends to construct, own and operate the additional low-pressure gas gathering system assets required to develop its acreage position.

•	Marketing Flexibility. Production from Pinnacle’s acreage has access to several regional and interstate pipelines, providing sufficient takeaway capacity from its operating region and access to major gas demand centers in the United States.

•	Local Presence. Pinnacle is headquartered in Sheridan, Wyoming, which is the center of its project areas in the Powder River Basin. Pinnacle’s local presence gives it insight into the issues associated with Powder River Basin CBM development and the ability to quickly and effectively communicate with landowners, mineral owners and regulatory agencies.

Pinnacle’s History

Pinnacle was formed as a Delaware corporation in June 2003 by funds affiliated with DLJ Merchant Banking III, Inc., which we refer to collectively as DLJ Merchant Banking, and subsidiaries of Carrizo Oil & Gas, Inc., or Carrizo, and U.S. Energy Corporation, or U.S. Energy. Carrizo and U.S. Energy contributed oil and gas reserves and leasehold interests in approximately 81,000 gross (40,000 net) acres in exchange for shares of Pinnacle’s common stock and options to purchase shares of Pinnacle’s common stock. DLJ Merchant Banking completed several cash investments in Pinnacle in exchange for shares of Pinnacle’s common stock, Series A Redeemable Preferred Stock, and warrants to purchase additional shares of Pinnacle’s common stock, and has been instrumental in providing capital to drive Pinnacle’s growth.

In April 2006, Pinnacle completed a private offering of 12,835,230 shares of its common stock to qualified institutional buyers, non-U.S. persons and accredited investors. Immediately prior to the initial closing of Pinnacle’s private placement, DLJ Merchant Banking exchanged all of its warrants for 6,894,380 shares of common stock in a tax-free reorganization and each of Carrizo and U.S. Energy entered into a cashless exercise of all of their options for 584,102 shares of common stock, in each case based on the private placement price of $11.00 per share. Following the initial closing of its private placement, Pinnacle redeemed all of the outstanding shares of Series A Redeemable Preferred Stock held by DLJ Merchant Banking with a portion of the proceeds it received in the private placement. In addition, following the final closing of its private placement, Pinnacle used a portion of the proceeds it received in the private placement to repurchase an aggregate of 1,587,598 shares of common stock from DLJ Merchant Banking at a price per share equal to the private placement price of $11.00 per share less the initial purchaser’s discount and placement fee. On September 22, 2006, DLJ Merchant Banking purchased all of the 2,459,102 shares of Pinnacle’s common stock held by U.S. Energy and its affiliates in a private transaction.

In May 2007, Pinnacle completed an initial public offering of 3,750,000 shares of its common stock at a public offering price of $9.00 per share. After giving effect to Pinnacle’s initial public offering and the sale of 258,614 shares of common stock by the selling stockholders pursuant to the partial exercise of the over-allotment option, DLJ Merchant Banking and Carrizo beneficially own approximately 33.1% and 8.4%, respectively, of Pinnacle’s outstanding common stock.

In addition to the initial contribution of leasehold interests to Pinnacle by U.S. Energy and Carrizo, during the period from Pinnacle’s formation in June 2003 to September 30, 2007, Pinnacle acquired leasehold interests covering approximately 379,000 gross (246,000 net) acres in the Powder River Basin, primarily from two significant acquisitions.

•	In June 2003, Pinnacle acquired approximately 57,000 gross (22,000 net) acres along with 210 gross (96 net) producing wells and shut-in wells in Wyoming from Gastar Exploration, Ltd. and certain of its affiliates.

•	In March 2005, Pinnacle acquired approximately 223,000 gross (196,000 net) undeveloped acres for prospective CBM development in Montana and Wyoming from a subsidiary of Marathon Oil Corporation.

In April 2006, Pinnacle acquired approximately 30,000 gross (29,000 net) undeveloped acres in the Green River Basin in Wyoming. Please see “— Pinnacle’s Powder River Basin and Green River Basin CBM Projects — Green River Basin.”

2007 Capital Expenditure Plan

In response to lower CIG index prices, Pinnacle reduced its 2007 total capital expenditure budget from approximately $52.6 million to approximately $30.0 million. Consequently, Pinnacle reduced its drilling and completion targets for 2007 from approximately 260 gross (207 net) wells to approximately 140 gross (102 net) wells. Pinnacle drilled 87 gross (61 net) wells during 2007. Pinnacle’s revised 2007 capital expenditure budget continued to be used to construct related gas and water infrastructure, to fund plans of development costs for future wells, to fund undeveloped leasehold acquisition costs carried over from 2006, to recomplete certain wells, and to fund infrastructure and completion costs related to such wells drilled in 2006. During the nine months ended September 30, 2007, Pinnacle incurred capital expenditures of $14.9 million.

Overview of the CBM Industry and the Powder River Basin

CBM is natural gas that is trapped within buried coal and is stored, or adsorbed, onto the internal surfaces of the coal. Geologists have long known that coal was the source for natural gas found in many conventional accumulations, but coalbeds were not targeted for production due to high water content and minimal natural gas production. Following a West Virginia mine explosion in 1968, the U.S. Bureau of Mines began to examine ways of removing methane from coal prior to mining. The Bureau of Mines demonstrated that CBM can be produced when large volumes of water are pumped from a coal seam. In a process known as dewatering or depressuring, a submersible pump is set below the coal seam, and the water column is pumped down, reducing the pressure in the coals. As pressure within the coalbed formation is reduced, CBM is released through a process called desorption. CBM then moves into naturally occurring cracks, or cleats, in the coal, and then to the production wells. Cleats are natural fractures which have formed in the coals, usually as a result of the coalification process and geological stresses. Because the cleats are generally filled with water, the static water level above the coal must be reduced, which then lowers the reservoir pressure allowing desorption to occur. Thus, unlike producing from a conventional natural gas reservoir, reservoir pressure in a coalbed formation must generally be reduced to allow for production of CBM. Because of the necessity to remove water and reduce the pressure within the coal seam, CBM, unlike conventional hydrocarbons, often will not show immediately on initial production testing. Coalbed formations typically require extensive dewatering and depressuring before desorption can occur and the methane begins to flow at commercial rates.

In the past 20 years, CBM in the United States has evolved into a major component of the United States natural gas production. According to the National Energy Technology Laboratory, CBM provides approximately 8% of daily natural gas production in the United States. The Rocky Mountain region, due to its immense coal reserve base, is a significant source of United States CBM production, and there are more than 17,000 CBM wells in the Powder River Basin, according to the U.S. Department of Energy. The primary CBM basins include the San Juan, Green River, Raton, Powder River and Uinta Basins in the western United States.

CBM production is expected to increase substantially due to the economic viability of the resources and the tremendous reserve potential of the numerous, virtually undeveloped U.S. coal basins. Within the Rocky Mountain region, the Powder River Basin has become a major CBM producing basin. According to the U.S. Department of Energy 2002 Powder Basin Coalbed Methane Development and Produced Water Management Study, the Powder River Basin is estimated to have substantial recoverable natural gas reserves. Approximately 1.01 Bcf of CBM is produced from the Powder River Basin per day.

The Powder River Basin is an asymmetrical structure and sedimentary basin bounded by the Bighorn and Black Hills uplift and the Casper Arch. The Paleocene Fort Union formation crops out along the basin margin and is overlain by the Eocene Wasatch formation in the central and western part of the basin. The Wasatch and Fort Union formations contain numerous coalbeds, some of which approach 250 feet in total thickness. The Fort Union formation is divided, in ascending stratigraphic order, into the Tullock, Lebo, and Tongue

River members, with the majority of coal and CBM production being produced from the Tongue River member.

The majority of Powder River Basin CBM reserves are found in the Fort Union formation. Extensive drilling in the Fort Union formation (over 25,000 drilled well bores) has provided supporting data indicating that this formation contains numerous coalbeds which are generally continuous, extremely permeable and relatively shallow (less than 1,000 feet deep) and low in rank (geologic maturity) compared to other coals in the Rocky Mountains.

Drilling and Production

CBM wells in the Powder River Basin are drilled with small truck mounted water well rigs and are drilled and completed using two basic completion techniques. The first and most common drilling technique is open hole completion. The well is drilled to the top of the target coal seam and production casing is set and cemented back to the surface. The coal seam is then drilled out and under-reamed to open up more coal face to production. The second completion technique is to drill through the base of the target coal and then set casing and cement to the surface. The well is then completed by perforating the casing at the target coal. In both completion techniques, the borehole and coal face are then cleaned out and flushed by pumping approximately 600 barrels of formation water at high rates into the coal face. Once the well is completed, a submersible pump is run into the well on production tubing to pump the water from the coal seam. After the coal is depressurized, gas flows up the casing to the wellhead. At the wellhead, the gas and water are metered. The gas then flows to a central compressor station where it is compressed into a high-pressure pipeline. The water is sent through an underground pipeline for beneficial use or disposal. CBM production must be continuous to ensure a constant low-pressure gas flow and to sustain a commercially viable operation.

Pinnacle has developed specific drilling, cementing and completion technology that it has adapted to the rank, depth and thickness of the coals found in all of its operating areas. Pinnacle’s drilling, completion and production practices utilize technological advances in cementing, multiple zone completions and programmable submersible pumps. Pinnacle has developed drilling and cementing techniques that minimize the damage to coal zones, preserve the potential of coals behind pipe and reduce cementing costs. Multiple zone completions allow for the successful perforation of multiple zones which reduces costs and gives Pinnacle the ability to sustain production from coals less than ten feet in thickness. Programmable submersible pumps and telemetry allow Pinnacle to implement aggressive production management programs on its wells and projects.

Conventional gas wells are typically 8,000 to 20,000 feet deep and initially produce large volumes of gas relative to water. Natural gas normally does not require assistance to move to the surface, and over time, gas production declines and water production may increase. In contrast, CBM wells generally range from 300 to 4,000 feet. In the early stages of CBM production, large quantities of water and low quantities of gas are produced. Water production is initiated to lower the downhole pressure which allows the methane to release from the coal. The water volumes eventually decline and gas quantities begin to rise. In most cases, assistance to bring the gas to surface is not needed for the final period of production.

Water Production and Management

Water production and disposal is a key issue in CBM development. CBM-produced water in Wyoming and Montana must have a beneficial use, which is generally defined as using the water for agricultural, irrigation, commercial, domestic, industrial, municipal, mining, hydropower production, recreational, stockwatering and fisheries, wildlife and wetlands maintenance purposes or dust suppression. Currently, the management of CBM-produced water depends on the quality of the produced water. The water produced in CBM operations can vary from very high quality (meeting state and federal drinking standards) to very low quality (having a very high concentration of dissolved solids, making it unsuitable for reuse). Testing of the produced water determines the disposal method.

Produced water is handled by utilizing one or several of the following approved methods:

•	surface discharge;

•	containment in reservoirs;

•	irrigation of surface lands;

•	injection to shallow sand formations;

•	enhanced evaporation systems;

•	treatment through ion exchange or reverse osmosis; and/or

•	sub-surface irrigation.

Pinnacle includes water gathering and water disposal costs in its hook-up, infrastructure and water management cost estimate of $44,000 per well.

Pinnacle has entered into a water treatment agreement with EMIT Water Discharge Technology, LLC for its Cabin Creek project. Pursuant to the agreement, EMIT will install and operate treatment facilities necessary to treat a maximum daily quantity of water in exchange for a fixed daily fee and a variable fee per barrel of treated water that varies with the sodium content of the water. The rate is subject to adjustment annually for inflation. The agreement has an initial term of three years from the first date upon which EMIT is ready and able to treat water, and will continue on a month-to-month basis thereafter unless terminated by either party upon 90 days’ written notice. Prior to the end of the initial term, Pinnacle may extend the term by another three years upon payment of a renewal fee.

Recovery Characteristics

The primary variables that affect recovery of CBM are coal thickness, gas content and permeability. Coal thickness refers to the actual thickness of the coal layer and is used to estimate how many tons of coal underlie a section of land. The estimate of the number of tons per section is multiplied by the estimated gas content of such lands to estimate the gas in place for the section. Gas content in coal is measured in terms of standard cubic feet per ton. Sufficient coal permeability is a prerequisite for economic gas flow rates because gas and water must be able to flow to the wellbore. Most gas and water flow through the cleats and other fractures in the coal. Cleat spacing is influenced by a variety of factors and greatly affects permeability.

Powder River Basin CBM Production Overview

The Powder River Basin is located in northeastern Wyoming and southern Montana. The Powder River Basin is rich in natural resources with significant reserves of oil and gas as well as some of the world’s thickest coal seams. The Powder River Basin holds the distinction of being the leading coal-producing area in the United States, and in recent years, has become one of the most active areas for oil and gas drilling.

On 80-acre spacing, Pinnacle has approximately 5,200 drilling locations in the Powder River Basin. Pinnacle targets an average of three coal seams per location and has up to five coal seams that it believes are capable of commercial production. Pinnacle expects that many of its wells will be completed to more than one coal seam, and thus it may drill less than three wells per location. The coal seams that Pinnacle targets are part of the Fort Union formation and include the Canyon, Cook, Wall, Pawnee and Flowers-Goodale (the Roberts equivalent) coals, which are found at depths ranging from 200 to 1,500 feet and are each approximately 15 to 60 feet thick. Pinnacle plans to drill 200 to 400 wells annually.

As of December 31, 2006 and based on a year-end index price, NSAI had identified over 6,800 economic completions, consisting of 783 proved, 793 probable and 5,252 possible, across Pinnacle’s approximately 5,200 drilling locations in the Powder River Basin assuming one coal seam per well. Pinnacle’s wells generally reach total depth in one day and cost an average of approximately $76,000 per well to drill and complete. Hook-up, infrastructure and water management costs average approximately $44,000 per well. Powder River CBM wells are drilled with small truck mounted water well rigs and are completed as either single or multiple zone producers. In a single coal completion, Pinnacle top sets the casing in the first foot of coal and completes the well by under-reaming the coal with a 12-inch diameter tool. In a multiple zone completion, Pinnacle typically top sets and under-reams the deepest coal seam and perforates the upper coal seams sequentially.

Pinnacle’s general production profile for a CBM well shows production of water for 30 to 90 days prior to initial gas production. The lowering of the static water level reduces the coal formation pressure and allows the gas to desorb from the coal and migrate to the well bore. Gas production typically inclines steeply for an average of nine months, peaking at an average of over 100 Mcf per day. A period of relatively flat production at peak continues for three to four months and then declines at an annual rate of approximately 35% over a five to seven year period. Produced water is handled by discharging it through one or more of several approved methods.

Pinnacle’s CBM wells in the Powder River Basin have all been drilled and cemented in anticipation of completing more than one coal seam per well bore. In its project areas, depending on the thickness of and horizontal separation between coal seams, Pinnacle generally completes several coals in one well upon initial hook-up. Coal seams thicker than 25 feet are initially drilled as stand alone wells. Coal seams with less than 100 feet of vertical separation are completed simultaneously at initial hook-up. Pinnacle’s development activities include an active program to sequentially complete upper coal seams in wells that are producing from a single coal seam since being initially drilled and completed. Presently Pinnacle has over 150 wells that have been identified in the Recluse area for further completions in upper coals. Pinnacle’s completion strategy generally is to wait for the lower coal zones’ measured pressure to reach or equal the measured pressure of the upper zones. Once the measured pressures are determined to be equal, the upper zones are perforated and completed. Sequential completion of upper coal seams typically costs $12,000 per coal seam. Pinnacle expects that multiple zone completions can increase the economic life of a well, increase previously unbooked behind pipe reserves from several thinner coal seams and enhance its rate of return.

Green River Basin CBM Production Overview

The Green River Basin is primarily located in southwestern Wyoming, and Pinnacle’s assets are located in the eastern half of the Wyoming portion of the Green River Basin. According to the U.S. Department of Energy 2004 Coal Bed Methane Primer, the Green River Basin has significant potential CBM reserves in place. The Green River Basin is an increasingly active basin for natural gas and CBM exploration and drilling. An Environmental Impact Statement is currently being prepared by the Wyoming Bureau of Land Management for the drilling and development of up to approximately 9,000 natural gas wells, including up to 500 CBM wells, on a 1.1 million acre project area. Pinnacle’s Green River Basin acreage position is offset by multiple fields producing from conventional reservoirs in the Lance, Lewis and Almond sandstones. In 2005, there were approximately 31 CBM projects in the eastern half of the Green River Basin with a total of 176 CBM wells drilled. These projects are being developed by approximately 13 operators targeting coals in the Mesaverde, Fort Union and Wasatch formations.

The Fort Union Big Red Coal, which Pinnacle is targeting, is found at depths between 2,500 to 6,500 feet. The Fort Union coals, including the Big Red Coal, aggregate approximately 100 feet in thickness. The Big Red Coal accounts for up to 50 feet of the thickness. The Fort Union coals on Pinnacle’s acreage have excellent permeability and gas saturation of generally 200 to 400 scf per ton of coal. In addition to the Big Red Coal, CBM potential exists in other coals of the Fort Union formation and in coals in the Wasatch and Mesaverde formations.

Pinnacle anticipates developing the Green River Basin CBM reserves primarily on 160-acre spacing. The 14 gross (14 net) wells drilled as of September 30, 2007 on the acreage have generally reached total depth in five days. Pinnacle estimates that future wells will cost an average of $780,000 to drill, complete and hook up. Pinnacle intends to complete the wells by under-reaming the coal or drilling through the coal and perforating the coal formation. Pinnacle’s estimated production profile assumes little gas production for three to five months as the well is dewatered and the formation pressure lowered, a steep incline in production for the following 12 months, peak production for 18 to 24 months and then a slow decline in production of approximately 10% per year over a 20 to 25 year period. Pinnacle estimates the standard reserve life of a well in the Green River Basin will be approximately 25 years.

Operations

CBM Development, Projects and Operations

Pinnacle’s properties in the Powder River Basin are primarily located in northeastern Wyoming and southern Montana and are generally contiguous, providing it with critical mass and the ability to execute large scale development projects in its operating areas. As of December 31, 2007, Pinnacle owned leasehold interests in approximately 461,000 gross (284,000 net) acres in the Powder River Basin, approximately 99% of which it operated. In addition, in April 2006 Pinnacle acquired 30,000 gross (29,000 net) acres in the Green River Basin in Wyoming, 100% of which it operated as of September 30, 2007.

During the period from Pinnacle’s formation in June 2003 to December 31, 2007, it completed 675 gross (351 net) of the 700 gross (386 net) CMB wells it drilled in the Powder River and Green River Basins. As necessary infrastructure becomes available, Pinnacle will complete the remaining gross wells drilled through December 31, 2007. During the year ended December 31, 2006, Pinnacle drilled 230 gross (139 net) wells and connected 218 gross (119 net) wells to its low-pressure gathering system. During the nine months ended September 30, 2007, Pinnacle drilled 67 gross (43 net) wells and connected 82 gross (51 net) wells to its low-pressure gathering system. At September 30, 2007, Pinnacle was producing natural gas from approximately 600 gross (319 net) CBM wells at a net rate of 9.3 MMcf per day measured at the wellhead. Capital expenditures for the year ended December 31, 2006 were approximately $39.9 million for development of wells and pipeline infrastructure. Capital expenditures during the nine months ended September 30, 2007 were approximately $14.9 million for development of wells and pipeline infrastructure. In response to lower CIG index prices, Pinnacle reduced its 2007 capital expenditure budget from approximately $52.6 million to approximately $30.0 million. Pinnacle also reduced its drilling and completion targets for 2007 from approximately 260 gross (207 net) to approximately 140 gross (102 net) wells. Pinnacle’s revised capital expenditures budget was used to fund undeveloped leasehold acquisition costs carried over from 2006, to recomplete certain wells, and to fund infrastructure and completion costs related to such wells drilled in 2006. Depending on CIG index prices and available capital resources, Pinnacle may further re-evaluate its capital expenditure budget in the future.

Pinnacle plans to drill and complete approximately 244 gross (190) net wells during 2008. Pinnacle has also identified approximately 5,370 drilling locations on its existing acreage, primarily on 80-acre well spacing, targeting an average of three coal seams per location. The coal seams that Pinnacle targets include the Canyon, Cook, Wall, Pawnee and Flowers-Goodale (the Roberts equivalent) in the Powder River Basin, which are found at depths ranging from 200 to 1,500 feet, and the Fort Union Big Red Coal in the Green River Basin, which is found at depths ranging from 4,000 to 6,000 feet. Each coal seam is approximately 15 to 60 feet thick. As of December 31, 2006 and based on a year-end index price, NSAI had identified over 6,800 economic completions, consisting of 783 proved, 793 probable and 5,252 possible, assuming one coal seam per well. Pinnacle expects that many of its wells will be completed to more than one coal seam.

Pinnacle believes that it has the necessary expertise, manpower, capital resources, drilling rigs and other equipment capabilities required to carry out its development plans. Pinnacle’s management believes that value will be created if the drilling program continues to be successful in converting undeveloped acreage into proven natural gas reserves. Most of this development drilling is in areas of known natural gas reserves and involves much lower risk than the exploratory type of drilling that is required when searching for new natural gas reserves.

Wyoming — Powder River Basin

Pinnacle’s principal properties in the Powder River Basin in Wyoming are located in two distinct project areas: Recluse and Cabin Creek. Substantially all of Pinnacle’s natural gas production has come from the Recluse area. As of December 31, 2007, Pinnacle held approximately 141,000 gross (61,000 net) acres in the Powder River Basin in Wyoming for prospective CBM development and it operated over 94% of this acreage.

Approximately 54% of Pinnacle’s gross acreage in the Powder River Basin in Wyoming is on U.S. federal land, and is subject to additional regulations not applicable to state or fee leases. Permitting new wells in

Wyoming on federal land involves submitting a plan of development, or POD, to the Wyoming division of the United States Bureau of Land Management, or Wyoming BLM, and is subject to an environmental assessment and a review period. Typically, it takes three to six months to complete the permitting process and receive approval from the Wyoming BLM. Permitting new wells on state and fee land requires approval from the Wyoming Oil and Gas Conservation Commission and the approval process typically takes 30 to 60 days. Please see “— Regulations — Permitting Issues for Federal Lands” for further information.

As of September 30, 2007, Pinnacle had 345 approved drilling permits for its Wyoming properties in the Powder River Basin and it is in the process of applying for an additional 448 drilling permits which it expects to be approved during 2008. Pinnacle anticipates drilling 36 gross (25 net) wells on its Wyoming properties in the Powder River Basin during the first quarter of 2008. Set forth below is a summary of each of Pinnacle’s Wyoming project areas.

•	Recluse — Recluse is located on the northern end of the Gillette Fairway, where a majority of Powder River Basin CBM has been produced to date. As of December 31, 2007, Pinnacle held approximately 59,000 gross (16,000 net) acres in the Recluse area, of which approximately 74% are developed. As of September 30, 2007, Pinnacle operated approximately 100% of these properties. As of September 30, 2007, Pinnacle was producing approximately 16.4 gross (8.0 net) MMcf per day from approximately 440 wells in this area. During the nine months ended September 30, 2007, Pinnacle drilled 25 gross (12 net) wells. Pinnacle’s gas is gathered in over 200 miles of low-pressure gathering systems which Pinnacle installed and owns. As of December 31, 2006, Pinnacle had approximately 10 Bcf of net proved reserves in the Recluse area based on a CIG index price of $4.46 per Mcf. Pinnacle has identified approximately 500 potential drilling locations in Recluse, drilled 76 gross (53 net) wells during 2007 and it plans to drill 12 gross (4 net) wells during the first quarter of 2008.

•	Cabin Creek — Pinnacle’s Cabin Creek project is located on the northern border of Wyoming adjacent to St. Mary’s Hanging Woman project to the west. As of December 31, 2007, Pinnacle held approximately 46,000 gross (34,000 net) acres in Cabin Creek, of which approximately 11% are developed. As of September 30, 2007, Pinnacle operated approximately 94% of these properties. As of September 30, 2007, Pinnacle participated in wells that were producing approximately 3.5 gross (1.7 net) MMcf per day from approximately 60 gross (30 net) wells in this area. During the nine months ended September 30, 2007, Pinnacle drilled 34 gross (26 net) wells and participated in 29 gross (9 net) wells being drilled by Nance Petroleum, a wholly owned subsidiary of St. Mary Land and Exploration. Pinnacle entered into an agreement with Nance Petroleum to trade operations, whereby Pinnacle operates wells in certain areas where they have small, stranded acreage positions and they operate in areas where Pinnacle has similar positions. As of December 31, 2006, Pinnacle had approximately 9 Bcf of net proved reserves in the Cabin Creek area based on a CIG index price of $4.46 per Mcf. Pinnacle has identified approximately 500 potential drilling locations and plans to drill 23 gross (20 net) wells in the Cabin Creek area during the first quarter of 2008.

•	Other — As of December 31, 2007, Pinnacle held approximately 36,000 gross (11,000 net) acres in three non-core project areas in Wyoming, all of which are undeveloped. As of September 30, 2007, Pinnacle operated approximately 77 gross (55 net) wells in these areas. The wells were shut-in and Pinnacle is currently planning to drill 1 gross (1 net) well during the first quarter of 2008.

Montana — Powder River Basin

Pinnacle’s properties in Montana are located in four project areas: Kirby, Deer Creek, Bear Creek and Bradshaw. As of December 31, 2007, Pinnacle held approximately 320,000 gross (224,000 net) acres in Montana for prospective CBM development and it operated 100% of this acreage. Pinnacle has begun active development in both the Deer Creek and Kirby projects, and in 2006, Pinnacle drilled 130 gross (82 net) wells. During the nine months ended September 30, 2007, Pinnacle drilled an additional 8 gross (6 net) wells in two of Pinnacle’s four project areas.

Because CBM development in Montana is still in its early stages, the permitting process is not as streamlined in Montana as it is in Wyoming. Permitting new wells in Montana on federal land involves submitting a plan of development, or POD, which typically covers 200 to 300 wells, to the Montana division of the United States Bureau of Land Management, or Montana BLM, and is subject to an environmental evaluation under the National Environmental Policy Act and a review period. Permitting new wells on state and fee land involves submitting a POD, which typically covers 200 to 300 wells, to the Montana Oil and Gas Conservation Commission, and is also subject to an environmental evaluation under the National Environmental Policy Act and a review period. The Montana BLM is currently subject to an injunction which prohibits it from approving any CBM drilling permits on federal lands in the Montana portion of the Powder River Basin. However, fee and state permits are unaffected by the injunction. Approximately 59% of Pinnacle’s gross acreage in Montana is on U.S. federal land. Prior to the issuance of the injunction, the permit approval process for federal lands typically took about a year. The permit approval process for fee and state lands typically takes three to six months. See “— Regulations — Permitting Issues for Federal Lands” for further discussion of the Montana federal permitting process and injunction.

As of September 30, 2007, Pinnacle had a total of 91 approved drilling permits for Pinnacle’s Montana properties. Pinnacle is in the process of applying for an additional 651 drilling permits, 584 of which are on federal lands and 67 of which are on state or fee lands. Pinnacle expects these permits to be approved during 2008. Pinnacle anticipates drilling 5 gross (3 net) wells on its Montana properties during the first quarter of 2008. Set forth below is a summary of each of Pinnacle’s Powder River Basin project areas in Montana.

•	Kirby — Kirby was acquired at the time of Pinnacle’s initial formation in 2003. As of December 31, 2007, Pinnacle held approximately 127,000 gross (49,000 net) acres in its Kirby project area, of which approximately 4% are developed. Kirby is located adjacent to and just north of Fidelity Exploration and Development Company’s project area, which is north of J. M. Huber’s project area in Wyoming. For the year ended December 31, 2006, Fidelity produced an average of 32 MMcf per day from this project area. As of September 30, 2007, Pinnacle was producing approximately 1.4 gross (0.7 net) MMcf per day from approximately 124 gross (82 net) wells in this area. During the nine months ended September 30, 2007, Pinnacle drilled four gross (two net) wells in Pinnacle’s Coal Creek pilot program in the Kirby area at depths between 500 and 1,200 feet in the Wall and Flowers-Goodale coals. Pinnacle has begun commercial gas production from Kirby and transports its Kirby gas production through the Bitter Creek Pipeline, which became operational in late August 2006. Pinnacle plans to target up to six distinct coal seams in the Kirby area.

As of December 31, 2006, Pinnacle had approximately 1.2 Bcf of proved reserves in Kirby based on a CIG index price of $4.46 per Mcf. Pinnacle has identified approximately 1,625 potential drilling locations in Kirby and plan to drill 5 gross (3 net) wells during the first quarter of 2008. All of Pinnacle’s leases in Kirby are on fee and state lands.

•	Deer Creek — As of December 31, 2007, Pinnacle held approximately 49,000 gross (41,000 net) acres in its Deer Creek project area, all of which are undeveloped. Pinnacle’s Deer Creek project area is located adjacent to St. Mary’s Hanging Woman project to the south and Fidelity’s CX Ranch Field to the west.

Extensive drilling activity has occurred in both areas to date. Pinnacle acquired this acreage as part of the acquisition of properties from Marathon Oil Corp. in March 2005 and it operates 100% of the acreage. Pinnacle began development in 2005 in the Dietz POD which is located just to the southeast of Kirby. During the nine months ended September 30, 2007, Pinnacle drilled four gross (three net) wells in the Dietz POD, targeting eight distinct coal seams. Pinnacle has begun commercial gas production from Deer Creek and transports its Deer Creek gas production through the Bitter Creek Pipeline.

As of December 31, 2006, Pinnacle had no proved reserves in Deer Creek. Pinnacle has identified approximately 520 potential drilling locations. Approximately 71% of Pinnacle’s gross acreage in Deer Creek is on U.S. federal land.

•	Bear Creek — As of December 31, 2007, Pinnacle held approximately 72,000 gross (65,000 net) acres in its Bear Creek project area, all of which are undeveloped. Pinnacle’s Bear Creek project area is located adjacent to and just north of its Cabin Creek project area in Wyoming and northeast of St. Mary’s Hanging Woman project. Pinnacle operates all of its acreage in Bear Creek, which was acquired from Marathon Oil Corp. in March 2005.

As of December 31, 2006, Pinnacle had no proved reserves in Bear Creek. Pinnacle has identified approximately 900 potential drilling locations targeting eight distinct coal seams that appear to have significant gas potential based on recent core samples. Approximately 87% of Pinnacle’s gross acreage in Bear Creek is on U.S. federal land, and as of September 30, 2007 Pinnacle had no drilling permits for Bear Creek.

•	Bradshaw — Pinnacle’s Bradshaw project area is located to the northeast of Pinnacle’s Cabin Creek project area in Wyoming. As of December 31, 2007, Pinnacle held approximately 72,000 gross (68,000 net) acres in Bradshaw, all of which are undeveloped. As of September 30, 2007, Pinnacle operated all of the acreage. As of September 30, 2007 Pinnacle had interests in 17 wells in this area with significant gas shows.

As of December 31, 2006, Pinnacle had no proved reserves in Bradshaw. Pinnacle has identified approximately 925 potential drilling locations targeting eight distinct coal seams. Approximately 83% of Pinnacle’s gross acreage in Bradshaw is on U.S. federal land, and as of September 30, 2007, Pinnacle had no drilling permits for Bradshaw.

Wyoming — Green River Basin

On April 20, 2006, Pinnacle acquired undeveloped natural gas properties, including related interests and assets, located in the Green River Basin of Wyoming from Kennedy Oil. The initial acquisition included approximately 30,000 gross (29,000 net) undeveloped acres for prospective CBM development in the Fort Union Big Red Coal formation. As of December 31, 2007, Pinnacle owned 33,000 gross (32,000 net) undeveloped acres and it operated 100% of this acreage. As part of the acquisition, Pinnacle also acquired 20 shut-in wells and 23 approved drilling permits and a 65% working interest in existing deep rights below the base of the Fort Union formation. As of September 30, 2007, Pinnacle had drilled 14 gross (14 net) wells. As of September 30, 2007, Pinnacle had 14 approved permits for its Green River Basin properties. Pinnacle is in the process of applying for an additional 346 drilling permits which it expects to be approved through 2009. As of September 30, 2007, Pinnacle had identified 170 drilling locations based on 160-acre spacing (or 340 drilling locations based on 80-acre spacing). As of September 30, 2007, Pinnacle had no proved reserves in the Green River Basin.

Exploration & Production Activities

Producing Wells and Acreage

The following table sets forth certain information regarding Pinnacle’s ownership of productive wells and total acreage as of June 23, 2003 and December 31, 2003, 2004, 2005 and 2006. For purposes of this table, productive wells are wells producing gas or dewatering.

			Approximate Leasehold Acreage
	Productive Wells		Developed		Undeveloped		Total
	Gross	Net	Gross	Net	Gross	Net	Gross	Net

June 23, 2003	81	48	3,240	2,320	135,760	60,680	139,000	63,000
December 31, 2003	149	87	5,960	3,480	133,040	59,520	139,000	63,000
December 31, 2004	312	165	12,480	6,600	181,520	69,400	194,000	76,000
December 31, 2005	404	203	16,160	8,120	401,840	263,880	418,000	272,000
December 31, 2006	529	281	26,160	17,400	427,840	290,600	454,000	308,000

Lease Expirations

	Expiring Acres 2008		Held by Production		Suspended
	Gross	Net	Gross	Net	Gross	Net

Wyoming
Recluse	170	85	29,301	14,967	609	304
Cabin Creek	601	434	10,957	8,423	0	0
Green River Basin	2,220	2,220	6,761	6,537	4,841	4,361
Montana
Bear Creek	3,965	2,989	844	769	66,020	57,163
Deer Creek	1,360	1,120	4,940	3,843	38,817	32,553
Bradshaw	0	0	0	0	61,327	60,662
Kirby	35,120	18,033	21,750	12,135	34,651	17,324
Totals	43,436	24,881	74,553	46,674	206,265	172,367

Natural Gas Reserves

The following table summarizes the reserve estimate and analysis of net proved reserves of natural gas as of December 31, 2003, 2004, 2005 and 2006, in accordance with SEC guidelines. The data for the periods listed was prepared by NSAI in Dallas, Texas. The present value of estimated future net revenues from these reserves was calculated on a non-escalated price basis discounted at 10% per year. As of December 31, 2006, there were no proved reserves related to Pinnacle’s Green River Basin assets.

	As of December 31,
	2003	2004	2005	2006(2)

Estimated net proved reserves:
Proved developed producing (MMcf)	1,653	5,154	5,522	3,588
Proved developed non-producing (MMcf)	3,279	2,277	2,690	4,292

Total proved developed (MMcf)	4,932	7,431	8,212	7,880
Proved undeveloped (MMcf)	13,212	17,346	18,827	12,409

Total proved reserves (MMcf)	18,144	24,777	27,039	20,289

Future cash flows before income taxes (in millions)	$35.1	$49.4	$84.4	$34.8
Standardized measure (in millions)(1)	$18.7	$28.4	$43.7	$22.4
Price used for computing reserves (CIG index price per Mcf as of December 31)	$5.575	$5.515	$7.715	$4.460

(1)	The standardized measure of discounted future net cash flows represents the present value of future cash flows attributable to Pinnacle’s proved reserves discounted at 10% after giving effect to income taxes, and as calculated in accordance with SFAS No. 69. Standardized measure does not represent an estimate of fair market value of Pinnacle’s reserves.

(2)	Total proved reserves for 2006 declined primarily due to declines in the price of natural gas. Please see “Risk Factors — Risks Related to Pinnacle’s Business — The volatility of natural gas and oil prices could have a material adverse effect on Pinnacle’s business.”

Summary of Well Activity

Pinnacle’s drilling, recompletion, abandonment and acquisition activities for the periods indicated are shown below:

	June 23,		Year Ended December 31,						Nine Months Ended
	2003-December 31, 2003		2004		2005		2006		September 30, 2007
	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net

Wells Drilled:
Capable of Production	123	62	121	59	136	65	230	139	67	43
Dry	1	0	1	1	1	1	0	0	0	0
Wells Acquired	240	148	1	1	0	4	29	29	0	0
Wells Abandoned	5	3	2	1	0	0	1	1	0	0
Net Increase in Capable wells	357	207	119	58	135	68	258	167	67	43

Pinnacle expects to drill and complete 41 gross (28 net) wells during the first quarter of 2008.

Gas Gathering, Transportation and Compression

Pinnacle has constructed and plans to continue to construct additional low-pressure gas gathering systems to transport natural gas from the wellhead to compression stations as part of the completion of a well. Pinnacle uses third-party services to compress and transport Pinnacle’s natural gas to market in return for compression and transportation fees.

Pinnacle uses Western Gas Resources, Inc. for compression and transportation services in Pinnacle’s Squaw Creek area of the Recluse Prospect and Clear Creek Energy Services, LLC for compression services in the Ring of Fire area of Pinnacle’s Recluse Prospect. Pinnacle has constructed the low-pressure gathering infrastructure to the inlet of the compression facilities for both the Squaw Creek and Ring of Fire areas. Both Western Gas Resources and Clear Creek Energy Services charge a fee plus allocated fuel for compressing Pinnacle’s gas. Western Gas Resources transports Pinnacle’s gas to Glenrock on the Fort Union Gas Gathering Line where Pinnacle takes title to the gas and has the ability to sell the gas to a third party purchaser or to Western Gas Resources. Clear Creek Energy Services delivers Pinnacle’s gas to Pinnacle at the outlet of their compression facilities where Pinnacle has the ability to sell the gas to a third party purchaser. Gas at the tailgate of Clear Creek’s Energy Services’ compression facility can move north on Grasslands Pipeline or south on Thunder Creek Gas Gathering System.

Pinnacle has entered into a low-pressure gas gathering agreement and a high-pressure gathering and compression agreement with Bitter Creek Pipelines, LLC for the Kirby and Deer Creek prospects. Under the low-pressure gas gathering agreement, Bitter Creek Pipelines constructed a central compression site to compress a maximum daily quantity of gas for delivery into Bitter Creek’s Pipelines’ high-pressure gathering line in exchange for a gathering payment comprised of a commodity rate based on average daily volumes and monthly demand charges based on the number of compression sites and compressors. Pursuant to the high-pressure gas gathering agreement, Bitter Creek Pipelines will transport a maximum daily quantity of Pinnacle’s gas on its high-pressure line in exchange for a demand fee, gathering rate and processing service fee, as applicable. The rates under these agreements will be adjusted annually for inflation. The Bitter Creek Pipelines high-pressure line will deliver Pinnacle’s gas to the Bitter Creek Landeck Compressor Station for redelivery north into Williston Basin Interstate Pipeline Company and/or south into Thunder Creek Gas Services, LLC and any other future delivery points on the Bitter Creek Pipelines system. The low-pressure gas gathering agreement has an initial term of ten years, and the high-pressure gas gathering agreement has an initial term of five years, in each case, from August 28, 2006, the effective date of the agreements. The Bitter Creek Pipelines pipeline and compression facilities became operational in late August 2006. Each gas gathering agreement will be automatically renewable after the initial term on a month-to-month basis, unless terminated by either party upon 60 days’ notice. In addition, after five years, if Bitter Creek Pipelines determines that it is no longer economically feasible to provide services under the low-pressure gas gathering agreement, it may terminate the low-pressure gas gathering agreement in its sole discretion with 60 days’ written notice.

By virtue of an acreage dedication by Pennaco Natural Gas, LLC to Cantera Gas Holdings, LLC for the gathering and compression of gas on lands acquired by Pinnacle from Pennaco, Pinnacle will utilize Cantera Gas to gather and compress Pinnacle’s gas in the Cabin Creek Prospect. Right-of-way and construction have begun to connect this area to the Big Horn Gas Gathering Pipeline which will take Pinnacle to multiple outlets. Pursuant to an agreement between Pinnacle and Bighorn Gas Gathering, L.L.C., a subsidiary of Cantera Natural Gas, Bighorn Gas Gathering is constructing and will operate, and Pinnacle has agreed to pay the costs of the construction and operation of, the gas gathering extension that will connect Pinnacle’s properties acquired from Pennaco to the Big Horn Gas Gathering Pipeline. The agreement has an initial term of one year and will continue on a month-to-month basis thereafter unless terminated by either party upon 90 days’ written notice. For five years after the effective date of the agreement, Big Horn Gas Gathering has an option to purchase the gas gathering extension from Pinnacle. Under certain circumstance, Big Horn Gas Gathering also has a right of first refusal with respect to the extension.

In November 2006, Pinnacle entered into a gas gathering agreement with Mountain Gas Resources, Inc. related to certain of Pinnacle’s Green River Basin properties in Sweetwater County, Wyoming. The agreement provides that Pinnacle may transport up to an average of 5 MMcf/day from those Green River Basin properties in exchange for a gathering and compression fee. The fees under this agreement will be adjusted annually for inflation. The term of this agreement is two years, continuing year to year until terminated by either party with thirty days’ written notice. During the term of the agreement, if Pinnacle determines that its gas deliverability from the dedicated area will exceed 3 MMcf/day, Pinnacle may notify Mountain Gas Resources to initiate construction of an additional pipeline loop. Mountain Gas Resources may construct such loop at its own cost, a result of which the term of this agreement will extend for five years from the date of Pinnacle’s notice, or Pinnacle may pay the actual costs of construction directly and the term of this agreement will remain as initially established. Pursuant to this agreement, Pinnacle has committed to deliver to Mountain Gas Resources all of the gas now or hereafter produced from all formations and all wells located within the dedicated area.

Natural gas in the Powder River Basin is transported by three intrastate gathering pipelines, Thunder Creek Gas Gathering, Fort Union Gas Gathering and the Kinder Morgan Lateral, and one interstate pipeline, the Grasslands Pipeline. Gas transported from the Powder River Basin as of December 31, 2006 was approximately 1.1 Bcf per day, with remaining available capacity of approximately 0.2 Bcf per day, or 17% of the total capacity. The gas is moved to marketing hubs in southern Wyoming or western North Dakota, where pipeline interconnections enable gas to move to distribution centers, primarily in the midwestern and southern United States. However, a surplus of natural gas arriving at these marketing hubs from the Powder River Basin and elsewhere relative to the available takeaway capacity from these hubs has caused Rocky Mountain gas to generally trade at a discount to the NYMEX natural gas index price. From January 1, 2006 through December 31, 2006, Rocky Mountain gas traded at a negative differential to the NYMEX natural gas index price of between $0.22 and $6.58 and the differential averaged $1.65. From January 1, 2007 through September 30, 2007, Rocky Mountain gas traded at a differential to the NYMEX natural gas index price that ranged from a premium of $0.46 to a discount of $7.42 with an average differential of a discount of $3.03. Pinnacle expects additional takeaway capacity to help alleviate the constraints on the transportation of Rocky Mountain gas and reduce the differential between gas produced in the Rocky Mountain region and the NYMEX natural gas index price. Two major projects are expected to increase takeaway capacity: Kinder Morgan’s Rocky Mountain Express, which is expected to transport up to 2 Bcf per day from Wamsutter, Wyoming to Mullet, Ohio, and El Paso’s Cheyenne Hub Extension, which is expected to add capacity of 1 Bcf per day from the Cheyenne Hub to Perryville, Kentucky. Both projects are expected to be completed in 2008. The State of Wyoming has also authorized up to $1 billion in bonds to finance and develop infrastructure to help achieve efficient movement of gas out of Wyoming.

Marketing and Customers

Pinnacle currently has a contract with Enserco Energy Inc. to purchase the gas at the tailgate of the Clear Creek compression facility. United Energy Trading currently purchases Pinnacle’s gas at Glenrock after the compression and transportation from Pinnacle’s Squaw Creek area. Both Enserco Energy and United Energy Trading have extensive experience in gas marketing services in the Rocky Mountain region and specifically in the Powder River and surrounding gas producing basins. Pinnacle’s contractual arrangements with Enserco Energy and United Energy Trading are based on the CIG index price and are cancelable upon thirty and sixty days’ written notice, respectively, if Pinnacle determines there are more attractive purchasing arrangements in the marketplace. During the year ended December 31, 2006, Enserco Energy, Western Gas Resources and United Energy Trading purchased 66%, 21% and 11% of Pinnacle’s gas sold, respectively. During the nine months ended September 30, 2007, Enserco Energy and United Energy Trading and Cantera Natural Gas purchased 62%, 34% and 4% of Pinnacle’s gas sold, respectively. In the event that Enserco Energy, United Energy Trading or Cantera Natural Gas were to experience financial difficulties or were to no longer purchase Pinnacle’s natural gas, Pinnacle could, in the short-term, experience difficulty in its marketing of natural gas, which could adversely affect Pinnacle’s results of operations.

Hedging Activities

Pinnacle seeks to reduce its exposure to unfavorable changes in natural gas prices, which are subject to significant and often volatile fluctuation, through the use of fixed-price contracts. The fixed-price contracts are comprised of energy swaps and collars. These contracts allow Pinnacle to predict with greater certainty the effective natural gas prices to be received for hedged production and provide a benefit to operating cash flows and earnings when market prices are less than the fixed prices provided by the contracts. However, Pinnacle will not benefit from market prices that are higher than the fixed prices in the contracts for hedged production. Collar structures provide for participation in price increases and decreases to the extent of the ceiling prices and floors provided in those contracts.

The following table summarizes the estimated volumes, fixed prices, fixed-price sales and fair value attributable to the fixed-price contracts as of September 30, 2007. As of September 30, 2007, Pinnacle had hedged volumes through December 2008. Please see Note 8 of the notes to the audited financial statements and Note 5 of the notes to the unaudited financial statements appearing elsewhere in this document.

	Year Ending	Year Ending
	December 31,	December 31,
	2007	2008
	(Unaudited)	(Unaudited)

Natural Gas Collars:
Contract volumes (MMBtu):
Floor	368,000	1,098,000
Ceiling	828,000	1,098,000
Weighted-average fixed price per MMBtu(1):
Floor	$6.87	$6.50
Ceiling	$9.41	$8.20
Fixed-price sales(2)	$9.41	$8.20
Fair value, net (thousands)(3)	$1,421	$(206)
Total Natural Gas Contracts:
Contract volumes (MMBtu)	368,000	1,098,000
Weighted-average fixed price per MMBtu(1)	$6.87	$6.50
Fixed-price sales(2)	$9.41	$8.20
Fair value, net (thousands)(3)	$1,421	$(206)

(1)	Volumes hedged using the CIG index price published in the first issue of Inside FERC’s Gas Market Report for each calendar month of the derivative transaction.

(2)	Assumes ceiling prices for natural gas collar volumes.

(3)	Fair value based on CIG index price in effect for each month as of September 30, 2007.

Competition

Pinnacle competes with a number of other potential purchasers of oil and gas leases and producing properties, many of which have greater financial resources than it does. The bidding for oil and gas leases has become particularly intense in the Powder River Basin with bidders evaluating potential acquisitions with varying product pricing parameters and other criteria that result in widely divergent bid prices. The presence of bidders willing to pay prices higher than are supported by Pinnacle’s evaluation criteria could further limit its ability to acquire oil and gas leases. In addition, low or uncertain prices for properties can cause potential sellers to withhold or withdraw properties from the market. In this environment, Pinnacle cannot guarantee that there will be a sufficient number of suitable oil and gas leases available for acquisition or that it can sell oil and gas leases or obtain financing for or participants to join in the development of prospects.

In addition to competition for leasehold acreage in the Powder River Basin, the oil and gas exploration and production industry is intensely competitive as a whole. Pinnacle competes against well-established companies that have significantly greater financial, marketing, personnel and other resources than it. This competition could have a material adverse effect on Pinnacle’s ability to execute its business plan and its profitability.

Seasonal Nature of Business

Generally, but not always, the demand for natural gas decreases during the summer months and increases during the winter months. Seasonal anomalies such as mild winters or hot summers sometimes lessen this fluctuation. In addition, certain natural gas users utilize natural gas storage facilities and purchase some of their anticipated winter requirements during the summer. This can also lessen seasonal demand fluctuations. Seasonal weather conditions and lease stipulations can limit Pinnacle’s drilling and producing activities and other oil and natural gas operations in certain areas of the Rocky Mountain region. These seasonal anomalies can pose challenges for meeting Pinnacle’s well drilling objectives and increase competition for equipment, supplies and personnel during the spring and summer months, which could lead to shortages and increase costs or delay its operations.

Employee and Labor Relations

As of September 30, 2007, Pinnacle had 47 full-time employees. Pinnacle believes that its relationships with its employees are good. None of Pinnacle’s employees are covered by a collective bargaining agreement. From time to time, Pinnacle uses the services of independent consultants to perform various professional services, particularly in the areas of legal and regulatory services. Independent contractors often perform well drilling and production operations, including pumping, maintenance, dispatching, inspection and testing.

Regulation

The natural gas industry is subject to regulation by federal, state and local authorities on matters such as employee health and safety, permitting, bonding and licensing requirements, air quality standards, water pollution, the treatment, storage and disposal of wastes, plant and wildlife protection, storage tanks, the reclamation of properties and plugging of oil wells after gas operations are completed, the discharge or release of materials into the environment, and the effects of gas well operations on groundwater quality and availability and on other resources.

In addition, the possibility exists that new legislation or regulations may be adopted or new interpretations of existing laws and regulations may be issued that would have a significant impact on Pinnacle’s operations or its customers’ ability to use gas and may require Pinnacle or its customers to change Pinnacle’s or their operations significantly or incur substantial costs.

Failure to comply with these laws and regulations may result in the assessment of administrative, civil and/or criminal penalties, the imposition of injunctive relief or both. Moreover, changes in any of these laws and regulations could have a material adverse effect on Pinnacle’s business. In view of the many uncertainties with respect to current and future laws and regulations, including their applicability to it, Pinnacle cannot predict the overall effect of such laws and regulations on its future operations.

Pinnacle believes that its operations comply in all material respects with applicable laws and regulations and that the existence and enforcement of such laws and regulations have no more restrictive effect on its method of operations than on other similar companies in the energy industry. Pinnacle has internal procedures and policies to ensure that its operations are conducted in substantial regulatory compliance.

Environmental Regulation of Gas Operations

Numerous governmental permits, authorizations and approvals are required for gas operations. In order to obtain such permits, authorizations and approvals, Pinnacle is, or may be, required to prepare and present to federal, state or local authorities data pertaining to the effect or impact that any proposed exploration for or production of gas or related activities may have upon the environment. Compliance with the terms of such permits, authorizations and approvals and all other requirements imposed by such authorities may be costly and time consuming and may delay or limit commencement or continuation of exploration or production operations. Moreover, failure to comply may result in the imposition of significant fines, penalties and injunctions. Future legislation or regulations may increase and/or change the requirements for the protection of the environment, health and safety and, as a consequence, Pinnacle’s activities may be more closely regulated. This type of legislation and regulation, as well as future interpretations of existing laws, may result in substantial increases in equipment and operating costs to Pinnacle and delays, interruptions or a termination of operations, the extent of which cannot be predicted. Further, the imposition of new or revised environmental laws, regulations or requirements could include restrictions on Pinnacle’s ability to conduct certain operations such as hydraulic fracturing or disposal of waste.

While it is not possible to quantify the costs of compliance with all applicable federal, state and local environmental laws, those costs have been and are expected to continue to be significant. Pinnacle did not make any capital expenditures for environmental control facilities for the year ended December 31, 2006 or during the nine months ended September 30, 2007. Any environmental costs are in addition to well closing costs, property restoration costs and other, significant, non-capital environmental costs, including costs incurred to obtain and maintain permits, gather and submit required data to regulatory authorities, characterize and dispose of wastes and effluents, and maintain management operational practices with regard to potential environmental liabilities. Compliance with these federal and state environmental laws has substantially increased the cost of gas production, but is, in general, a cost common to all domestic gas producers.

The magnitude of the liability and the cost of complying with environmental laws cannot be predicted with certainty due to the lack of specific environmental, geologic, and hydrogeologic information available with respect to many sites, the potential for new or changed laws and regulations, the development of new drilling, remediation, and detection technologies and environmental controls, and the uncertainty regarding the timing of work with respect to particular sites. As a result, Pinnacle may incur material liabilities or costs related to environmental matters in the future and such environmental liabilities or costs could adversely affect Pinnacle’s results and financial condition. In addition, there can be no assurance that changes in laws or regulations would not affect the manner in which Pinnacle is required to conduct Pinnacle’s operations. Further, given the retroactive nature of certain environmental laws, Pinnacle has incurred, and may in the future incur, liabilities associated with: the investigation and remediation of the release of hazardous substances, oil, natural gas, other petroleum products or other substances; environmental conditions; and damage to natural resources arising from properties and facilities currently or previously owned or operated as well as sites owned by third parties to which Pinnacle sent waste materials for disposal.

Pinnacle may be subject to various generally applicable federal environmental and related laws, including the following:

•	the Clean Air Act;

•	the Federal Water Pollution Control Act/Clean Water Act;

•	the National Environmental Policy Act;

•	the Federal Land Policy and Management Act;

•	the Safe Drinking Water Act;

•	the Toxic Substances Control Act;

•	the Comprehensive Environmental Response, Compensation and Liability Act (Superfund);

•	the Solid Waste Disposal Act/Resource Conservation and Recovery Act;

•	the Emergency Planning and Community Right to Know Act; and

•	the Endangered Species Act;

as well as state laws of similar scope and substance in each state in which Pinnacle operates.

Regulatory requirements not directly applicable to Pinnacle, but governing the ability of federal, state, or local governments to issue approvals, permits, or authorizations, or to take other actions, may also affect Pinnacle’s operations. Such requirements include, without limitation, the National Environmental Policy Act and similar state statutory or regulatory requirements.

These environmental laws require monitoring, reporting, permitting and/or approval of many aspects of gas operations. Both federal and state inspectors regularly inspect facilities during construction and during operations after construction. Pinnacle has ongoing environmental management, compliance and permitting programs designed to assist in compliance with such environmental laws. Pinnacle believes that it has obtained or is in the process of obtaining all required permits under federal and state environmental laws for its current gas operations. Further, Pinnacle believes that it is in substantial compliance with such permits. However, violations of permits, failure to obtain permits or other violations of federal or state environmental laws could cause Pinnacle to incur significant liability to correct such violations, to provide additional environmental controls, to obtain required permits or to pay fines which may be imposed by governmental agencies. New permit requirements and other requirements imposed under federal and state environmental laws may cause Pinnacle to incur significant additional costs that could adversely affect its operating results.

Some laws, rules and regulations relating to the protection of the environment may, in certain circumstances, impose “strict liability” for environmental contamination. Such laws render a person or company liable for environmental and natural resource damages, cleanup costs and, in the case of oil spills in certain states, consequential damages without regard to negligence or fault. Other laws, rules and regulations may require the rate of natural gas and oil production to be below the economically optimal rate or may even prohibit exploration or production activities in environmentally sensitive areas.

Common law theories of recovery may apply to operations where the presence, release, storage, transportation or use of natural gas or production waste is alleged to cause personal injury, illness or property damage as a result. The theories of negligence, trespass and strict liability have been used by land owners, individuals or trespassers to invoke claims for recovery of personal injuries, illness, property damage, loss of profits and related claims. Generally, such common law claims by third parties are not preempted by federal or state environmental laws, rules or regulations and may be used by plaintiffs in state law claims or as supplemental jurisdiction claims in conjunction with federal or state statutory environmental litigation.

In addition, state laws often require some form of remedial action such as closure of inactive pits and plugging of abandoned wells to prevent pollution from former or suspended operations. Legislation has been proposed and continues to be evaluated in Congress from time to time that would reclassify certain natural gas and oil exploration and production wastes as “hazardous wastes.” This reclassification would make such wastes subject to much more stringent and expensive storage, treatment, disposal and clean up requirements. If such legislation were to be enacted, it could have a significant adverse impact on Pinnacle’s operating costs, as well as the natural gas and oil industry in general. Initiatives to regulate further the disposal of natural gas and oil wastes are also proposed in certain states from time to time and may include initiatives at county, municipal and local government levels. These various initiatives could have a similar adverse impact on Pinnacle.

From time to time, Pinnacle has been the subject of investigations, administrative proceedings and litigation by government agencies and third parties relating to environmental matters. Pinnacle may become involved in future proceedings, litigation or investigations and incur liabilities that could be materially adverse to Pinnacle.

Federal Regulation of the Sale and Transportation of Gas

Various aspects of Pinnacle’s operations are regulated by agencies of the federal government. The Federal Energy Regulatory Commission, or FERC, regulates the transportation and sale of natural gas in interstate commerce pursuant to the Natural Gas Act of 1938 and the Natural Gas Policy Act of 1978. In the past, the federal government has regulated the prices at which gas could be sold. While “first sales” by producers of natural gas, and all sales of condensate and natural gas liquids, can be made currently at uncontrolled market prices, Congress could reenact price controls in the future. Deregulation of wellhead sales in the natural gas industry began with the enactment of the Natural Gas Policy Act in 1978. In 1989, Congress enacted the Natural Gas Wellhead Decontrol Act, which removed all Natural Gas Act and Natural Gas Policy Act price and non-price controls affecting wellhead sales of natural gas effective January 1, 1993.

Pinnacle owns certain natural gas in-field low-pressure pipelines that it believes meet the traditional tests which FERC has used to establish a pipeline’s status as a gatherer under section 1(b) of the Natural Gas Act, 16 U.S.C. § 717(b) and are therefore not subject to FERC jurisdiction.

Additional proposals and proceedings that might affect the gas industry are pending before Congress, FERC, the Minerals Management Service, state commissions and the courts. Pinnacle cannot predict when or whether any such proposals may become effective. In the past, the natural gas industry has been heavily regulated. There is no assurance that the regulatory approach currently pursued by various agencies will continue indefinitely. Notwithstanding the foregoing, Pinnacle does not anticipate that compliance with existing federal, state and local laws, rules and regulations will have a material or significantly adverse effect upon Pinnacle’s capital expenditures, earnings or competitive position. No material portion of Pinnacle’s business is subject to renegotiation of profits or termination of contracts or subcontracts at the election of the federal government.

Beginning in 1992, FERC issued a series of orders (“Order No. 636”) which required interstate natural gas pipelines to provide transportation service separate or unbundled from the pipeline’s sales of gas. In addition, Order No. 636 required interstate natural gas pipelines to provide open access transportation on a non-discriminatory basis that treats similarly situated shippers equally. The courts affirmed the significant features of Order No. 636 and numerous related orders pertaining to the individual pipelines, and FERC has since reviewed and modified its open access regulations. In particular, FERC has reviewed its transportation regulations, including how they operate in conjunction with state proposals for retail gas marketing restructuring, whether to eliminate cost of service rates for short-term transportation, whether to allocate all short-term capacity on the basis of competitive auctions, and whether changes to its long-term transportation policies may also be appropriate to avoid a market bias toward short-term contracts. In February 2000, FERC issued Order No. 637 amending certain regulations governing interstate natural gas pipeline companies in response to the development of more competitive markets for natural gas and natural gas transportation. The goal of Order No. 637 is to “fine tune” the open access regulations implemented by Order No. 636 to accommodate subsequent changes in the market. Key provisions of Order No. 637 include:

(1) waiving the price ceiling for short-term capacity release transactions until September 30, 2002 (which was reversed pursuant to an order on remand issued by FERC on October 31, 2002);

(2) permitting value oriented peak/off peak rates to better allocate revenue responsibility between short-term and long-term markets;

(3) permitting term differentiated rates, in order to better allocate risks between shippers and the pipeline;

(4) revising the regulations related to scheduling procedures, capacity, segmentation, imbalance management, and penalties;

(5) retaining the right of first refusal and the five year matching cap for long-term shippers at maximum rates, but significantly narrowing the right of first refusal for customers that FERC does not deem to be captive; and

(6) adopting new web site reporting requirements that include daily transactional data on all firm and interruptible contracts and daily reporting of scheduled quantities at points or segments.

The new reporting requirements became effective on September 1, 2000. FERC has also issued numerous orders confirming the sale and abandonment of natural gas gathering facilities previously owned by interstate pipelines and acknowledging that if FERC does not have jurisdiction over services provided by these facilities, then such facilities and services may be subject to regulation by state authorities in accordance with state law. A number of states have either enacted new laws or are considering the adequacy of existing laws affecting gathering rates and/or services. Other state regulation of gathering facilities generally includes various safety, environmental, and in some circumstances, nondiscriminatory take requirements, but does not generally entail rate regulation. Thus, natural gas gathering may receive greater regulatory scrutiny of state agencies in the future. Pinnacle’s low-pressure gathering operations could be adversely affected should they be subject in the future to increased state regulation of rates or services. In addition, FERC’s approval of transfers of previously regulated gathering systems to independent or pipeline affiliated gathering companies that are not subject to FERC regulation may affect competition for gathering or natural gas marketing services in areas served by those systems and thus may affect both the costs and the nature of gathering services that will be available to interested producers or shippers in the future.

State Regulation of Gas Operations

Pinnacle’s operations are also subject to regulation at the state and, in some cases, the county, municipal and local governmental levels. Such regulations include requiring permits for the construction, drilling and operation of wells, maintaining bonding requirements in order to drill or operate wells, regulating the surface use and requiring the restoration of properties upon which wells are drilled, requiring the proper plugging and abandonment of wells, and regulating the disposal of fluids used and produced in connection with operations. Pinnacle’s operations are also subject to various state conservation laws and regulations. These include regulations that may affect the size of drilling and spacing units or proration units, the density of wells which may be drilled, and the mandatory unitization or pooling of gas properties. In addition, state conservation regulations may establish the allowable rates of production from gas wells, may prohibit or regulate the venting or flaring of gas, and may impose certain requirements regarding the ratability of gas production. State regulation of gathering facilities generally includes various safety, environmental and, in some circumstances, nondiscriminatory and nonpreferential purchase and/or transportation requirements, but does not generally entail rate regulation. These regulatory burdens may affect profitability, and Pinnacle is unable to predict the future cost or impact of complying with such regulations.

Ground Water Well Applications and Reservoir Permits

In March 2006, Pinnacle received a notice of violation and order from the Wyoming State Engineer’s Office. Based on a Wyoming statute that became effective in July 2005, the notice of violation and order alleged that Pinnacle had produced water from 14 wells without the appropriate permits and that Pinnacle was storing water in reservoirs for which completed and approved permits were not in place. Pursuant to a settlement agreement with the Wyoming State Engineer’s Office, Pinnacle has completed the permitting process for the 14 wells and is upgrading the affected reservoirs. Pinnacle has already resumed operations at all 14 of the wells. The affected wells and permits represent a small percentage of the total number of CBM wells that Pinnacle has in production and are not a material portion of its operations.

Permitting Issues for Federal Lands

Approximately 59% and 61% of Pinnacle’s gross acreage in Montana and Wyoming, respectively, is on U.S. federal land. Federal leases in Montana and Wyoming must be developed pursuant to the U.S. BLM’s Resource Management Plans. Federal leases are also subject to the National Environmental Policy Act and Federal Land Policy Management Act. The National Environmental Policy Act process imposes obligations on the federal government that may result in legal challenges and potentially lengthy delays in obtaining project permits or approvals. The Montana and Wyoming BLMs have been subject to several lawsuits from various environmental and tribal groups challenging Resource Management Plan amendments and supporting Environmental Impact Statements addressing CBM development in Montana and Wyoming. In 2003, the Montana BLM and Wyoming BLM each amended their Resource Management Plans based in part on Environmental Impact Statements prepared pursuant to the National Environmental Policy Act. Shortly after the issuance of the Environmental Impact Statements and amended Resource Management Plans, various plaintiffs brought legal actions challenging the Montana and Wyoming Environmental Impact Statements and Resource Management Plans. There have been five federal district court challenges to the Montana Environmental Impact Statements. There are also three federal district court challenges to the Wyoming Environmental Impact Statements currently pending before the United States District Court for the District of Wyoming. Pinnacle has intervened in several of these cases to protect its interests in these proceedings. The outcome and timing of these cases could affect the Montana and Wyoming BLM’s ability to approve PODs and issue drilling permits and thus could affect Pinnacle’s ability to further develop Pinnacle’s federal leases in Montana and Wyoming. In particular, the Ninth Circuit has previously granted a motion for a blanket injunction prohibiting the Montana BLM from approving any CBM production projects on federal lands in the Powder River Basin of Montana pending disposition of two of three appeals pending before that court. While a panel of the Ninth Circuit recently issued a favorable decision affirming an earlier order by the Montana District Court that would have allowed phased CBM development to continue pending completion of a Supplemental Environmental Impact Statement, or SEIS, Pinnacle cannot predict how or when the courts will ultimately resolve these matters, including the dissolution of the injunction, nor can Pinnacle foresee future challenges which may arise. Pinnacle believes it will ultimately be successful in developing its leases as planned, but cannot give any assurances as to when or how these suits will be resolved or when Pinnacle will be able to develop its federal leases in the Powder River Basin of Montana.

In October 2005, Pinnacle received a notice of violation from the Wyoming BLM stating that Pinnacle had drilled a single well without the proper permits. Pinnacle began an informal review process with the Wyoming BLM and in May 2006 met with the state director in an attempt to resolve the violation. In September 2006, Pinnacle paid a fine of $160,000 and has resolved the violation.

In addition to federal regulation, Pinnacle’s federal leases are subject to certain state regulations which require governmental agencies to evaluate the potential environmental impact of a proposed project on government owned lands.

Pinnacle has dedicated significant resources to managing regulatory and permitting matters to achieve efficient processing of federal permits and resource management plans. Pinnacle believes it is making significant progress in resolving the outstanding regulatory and environmental issues in Montana and Wyoming.

Employee Health and Safety

Pinnacle is subject to the requirements of the Occupational Safety and Health Act, or OSHA, and comparable state laws that regulate the protection of the health and safety of workers. In addition, the OSHA hazard communication standard requires that information be maintained about hazardous materials used or produced in operations and that this information be provided to employees, state and local government authorities and citizens. Pinnacle believes that its operations are in substantial compliance with the OSHA requirements and general industry standards regarding recordkeeping requirements and the monitoring of occupational exposure to regulated substances.

Legal Proceedings

From time to time, Pinnacle is subject to legal proceedings and claims that arise in the ordinary course of its business. Like other natural gas and oil producers and marketers, Pinnacle’s operations are subject to extensive and rapidly changing federal and state environmental, health and safety and other laws and regulations governing air emissions, wastewater discharges, and solid and hazardous waste management activities. Therefore it is extremely difficult to reasonably quantify future environmental-related expenditures.

The following represent legal actions that are currently pending. No assurance can be given that these legal actions will be resolved in Pinnacle’s favor. However, management believes, based on its experiences to date, that these matters will not have a material adverse impact on Pinnacle’s business, financial position or results of operations.

Pinnacle, together with the State of Montana, the Montana Department of Environmental Quality, the Montana Board of Oil and Gas Conservation and the Department of Natural Resources, have been named as defendants in a lawsuit (Civil Cause No. DV-05-27) filed on May 19, 2005 in the Montana 22nd Judicial District Court, Bighorn County by Diamond Cross Properties, LLC relating to the Coal Creek POD. The plaintiff is a surface owner with properties located in Big Horn County and Rosebud County, Montana where Pinnacle serves as operator and owns a working interest in the minerals under lease. The plaintiff seeks to permanently enjoin the State of Montana and its administrative bodies from issuing licenses or permits, or authorizing the removal of ground water from under the plaintiff’s ranch. In addition, the plaintiff further seeks to preliminarily and permanently enjoin Pinnacle on the basis that Pinnacle’s operations lack adequate safeguards required under the Montana state constitution. On August 25, 2005, the district judge issued an order denying without prejudice the application for temporary restraining order and preliminary injunction requested by the plaintiff. The case was appealed by the plaintiff to the Montana Supreme Court. On November 16, 2005, the Montana Supreme Court issued an order that denied enjoining the Coal Creek POD, and subsequently, the Montana Supreme Court remanded the case back to the district court for a decision on the merits.

Pinnacle, together with the defendants above, have also been named as defendants in a lawsuit (Civil Cause No. DV-05-70) filed on September 21, 2005 in the Montana 22nd Judicial District Court, Bighorn County by Diamond Cross Properties, LLC relating to the Dietz POD. The plaintiff seeks similar relief as in the Coal Creek POD suit. Additional parties have intervened as plaintiffs and a defendant in the action.

The two cases have been combined. On January 8, 2008 the judge in the combined case held that the plaintiffs are not entitled to a preliminary injunction with respect to the Coal Creek POD, and issued an injunction that prohibits the plaintiffs from preventing access to Pinnacle’s employees. Based on the information available to date, Pinnacle believes that the plaintiffs’ claims are without merit, and Pinnacle intends to continue to defend this case vigorously.

Pinnacle was named as a defendant in two related lawsuits (Civil Action No. 06CV0047J) filed on March 30, 2006 in the United States District Court, Wyoming by Burning Rock Energy, LLC and (Case No. 06-CV-01627-MDM-MEH) filed on April 25, 2006 in the United States District Court for the District of Colorado by John R. Behrmann, et al. claiming various contract and tort claims against Pinnacle relating to a like-kind exchange between Pinnacle and the plaintiffs of approximately 1,000 acres of leased acreage in January 2004. The plaintiffs claimed, in part, that the leases transferred by Pinnacle to Burning Rock did not terminate upon nonpayment of shut-in rentals and further, that Pinnacle trespassed by releasing from the original lessors the properties originally transferred to Burning Rock under the exchange agreement. In April 2007, Pinnacle settled these claims with the plaintiffs and both lawsuits have been dismissed. The settlement arrangement included a $500,000 payment by Pinnacle to Burning Rock together with an assignment by Pinnacle to Burning Rock of a 69.5% carried working interest in the disputed leased acreage.

Please see “— Permitting Issues for Federal Lands” regarding litigation in which Pinnacle has intervened with respect to CBM production in Wyoming and Montana discussed above.

For more information regarding Pinnacle, please also see “Where You Can Find More Information” beginning on page 163.

PINNACLE MANAGEMENT’S DISCUSSION AND ANALYSIS OF
RESULTS OF OPERATIONS AND FINANCIAL CONDITION

The discussion and analysis that follows should be read together with the “Summary — Selected Historical Consolidated Financial Data — Pinnacle Gas Resources, Inc.” and the accompanying financial statements and notes related thereto that are included elsewhere in this joint proxy statement/prospectus. It includes forward-looking statements that may reflect Pinnacle’s estimates, beliefs, plans and expected performance. The forward-looking statements are based upon events, risks and uncertainties that may be outside Pinnacle’s control. Pinnacle’s actual results could differ significantly from those discussed in these forward-looking statements. Factors that could cause or contribute to these differences include but are not limited to, market prices for natural gas and oil, regulatory changes, estimates of proved reserves, economic conditions, competitive conditions, development success rates, capital expenditures and other uncertainties, as well as those factors discussed below and elsewhere in this joint proxy statement/prospectus, including in “Risk Factors,” all of which are difficult to predict. As a result of these assumptions, risks and uncertainties, the forward-looking matters discussed may not occur.

Overview

Pinnacle is an independent energy company engaged in the acquisition, exploration and development of domestic onshore natural gas reserves. Pinnacle primarily focuses its efforts on the development of CBM properties located in the Powder River Basin in northeastern Wyoming and southern Montana. In addition, in April 2006, Pinnacle acquired properties located in the Green River Basin in southern Wyoming. As of September 30, 2007, Pinnacle owned natural gas and oil leasehold interests in approximately 494,000 gross (319,000 net) acres, approximately 94% of which were undeveloped. Pinnacle drilled 67 gross (43 net) wells and completed 82 gross (51 net) wells during the nine months ended September 30, 2007, and Pinnacle operated 100% of those wells. Pinnacle incurred capital expenditures of $14.9 million during the nine months ended September 30, 2007 related to drilling, completion and infrastructure costs on its undeveloped acreage in the Kirby, Deer Creek, Cabin Creek and Green River Basin areas.

In June 2003, Pinnacle was formed as a Delaware corporation through a contribution of proved producing properties and undeveloped leaseholds by subsidiaries of Carrizo and U.S. Energy and a cash contribution from DLJ Merchant Banking.

In April 2006, Pinnacle completed a private placement, exempt from registration under the Securities Act, of 12,835,230 shares of its common stock to qualified institutional buyers, non-U.S. persons and accredited investors. In May 2007, Pinnacle completed its initial public offering of 3,750,000 shares of common stock. Please see “— Liquidity and Capital Resources — Cash Flow from Financing Activities — Sales and Issuances of Equity” and “Certain Pinnacle Relationships and Related Party Transactions — Transactions with Pinnacle’s Founders” for further information regarding issuances of Pinnacle’s capital stock, options and warrants to Pinnacle’s initial stockholders.

Recent Developments

Effective February 12, 2007, Pinnacle entered into a new $100 million credit facility with an initial commitment of $27 million which permits borrowings up to the borrowing base as designated by the administrative agent. As of September 30, 2007, the initial borrowing base was $22 million although Pinnacle’s borrowing availability was less than its initial borrowing base due to covenant limitations. As of September 30, 2007, the actual borrowing availability was $16.7 million.

In May 2007, Pinnacle completed an initial public offering of an aggregate of 3,750,000 shares of its common stock at a price per share of $9.00, or $8.37 net of the underwriters’ discounts and commissions, and received approximately $30.3 million of net proceeds after offering expenses. In June 2007, the underwriters partially exercised their over-allotment option to purchase 258,614 shares of Pinnacle’s common stock from certain selling stockholders.

At September 30, 2007, Pinnacle had no outstanding debt under its credit facility. Pinnacle used a portion of the net proceeds from its initial public offering in May 2007 to pay down all of the outstanding indebtedness under its credit facility which totaled $7.0 million. Please see “— Liquidity and Capital Resources — Credit Facility” for further information regarding Pinnacle’s credit facility.

Critical Accounting Policies

The most subjective and complex judgments used in the preparation of Pinnacle’s financial statements are:

•	Reserve evaluation and determination.

•	Estimates of the timing and cost of Pinnacle’s future drilling activity.

•	Estimates of the fair valuation of hedges in place.

•	Estimates of timing and cost of asset retirement obligations.

•	Estimates of the expense and timing of exercise of stock options.

•	Accruals of operating costs, capital expenditures and revenue.

•	Estimates for litigation.

Oil and Gas Properties

Pinnacle uses the full cost method of accounting for oil and gas producing activities. Under this method, all costs associated with property acquisition, exploration and development, including costs of unsuccessful exploration, costs of surrendered and abandoned leaseholds, delay lease rentals and the fair value of estimated future costs of site restoration, dismantlement and abandonment activities, are capitalized within a cost center. Pinnacle’s oil and gas properties are all located within the United States, which constitutes a single cost center. Pinnacle has not capitalized any overhead costs. No gain or loss is recognized upon the sale or abandonment of undeveloped or producing oil and gas properties unless the sale represents a significant portion of gas properties and the gain significantly alters the relationship between capitalized costs and proved gas reserves of the cost center. Expenditures for maintenance and repairs are charged to lease operating expense in the period incurred.

Depreciation, depletion and amortization of oil and gas properties is computed on the unit-of-production method based on proved reserves. Amortizable costs include estimates of future development costs of proved undeveloped reserves and asset retirement obligations. Pinnacle invests in unevaluated oil and gas properties for the purpose of exploration for proved reserves. The costs of such assets, including exploration costs on properties where a determination of whether proved oil and gas reserves will be established is still under evaluation, and any capitalized interest, are included in unproved oil and gas properties at the lower of cost or estimated fair market value and are not subject to amortization. On a quarterly basis, such costs are evaluated for inclusion in the costs to be amortized resulting from the determination of proved reserves, impairments, or reductions in value. To the extent that the evaluation indicates these properties are impaired, the amount of the impairment is added to the capitalized costs to be amortized. Pinnacle recorded an impairment of unevaluated properties of $0, $0 and $695,000 as of December 31, 2006, 2005 and 2004, respectively. During the nine months ended September 30, 2007 and 2006, Pinnacle recorded an impairment of unevaluated properties of approximately $740,000 and $0, respectively. Abandonment of unproved properties are also accounted for as an adjustment to capitalized costs related to proved oil and gas properties, with no losses recognized.

Substantially all remaining unproved property costs are expected to be developed and included in the amortization base ratably over the next three to five years. Salvage value is taken into account in determining depletion rates and is based on Pinnacle’s estimate of the value of equipment and supplies at the time the well is abandoned. The estimated salvage value of equipment included in determining the depletion rate was $5,736,000, $3,306,000 and $741,000 as of December 31, 2006, 2005 and 2004, respectively. As of September 30, 2007 and 2006, the estimated salvage value was $6,237,000 and $4,837,000, respectively.

Under the full cost method of accounting rules, capitalized costs less accumulated depletion and related deferred income taxes may not exceed a “ceiling” value which is the sum of (1) the present value discounted at 10% of estimated future net revenue using current costs and prices, including the effects of derivative instruments designated as cash flow hedges but excluding the future cash outflows associated with settling asset retirement obligations that have been accrued on the balance sheet, less any related income tax effects; plus (2) the cost of properties not being amortized, if any; plus (3) the lower of costs or estimated fair value of unproved properties; less (4) the income tax effects related to differences in the book to tax basis of oil and gas properties. If capitalized cost exceeds the limit, the excess must be charged to expense. The expense may not be reversed in future periods. At the end of each quarter, Pinnacle calculates the full cost ceiling limitation. At December 31, 2006, the capitalized cost of Pinnacle’s oil and gas properties exceeded the full cost ceiling limitation by approximately $13.0 million based upon a natural gas price of approximately $4.46 per Mcf in effect at that date. However, based on subsequent price increases to approximately $5.41 per Mcf of gas at the measurement date of April 18, 2007, the full cost ceiling limitation exceeded the capitalized cost of Pinnacle’s oil and gas properties by approximately $1.1 million. Therefore, Pinnacle was not required to record an impairment on Pinnacle’s oil and gas properties as of December 31, 2006. At September 30, 2007, the capitalized cost of Pinnacle’s oil and gas properties exceeded the full cost ceiling limitation by approximately $37.5 million, based upon a natural gas price of approximately $0.35 per Mcf in effect at that date. Based upon subsequent price increases to approximately $4.10 per Mcf at the measurement date of November 12, 2007, the capitalized cost of Pinnacle’s oil and gas properties exceeded the full cost ceiling limitation by approximately $70,000 and Pinnacle recorded an impairment of this amount. This impairment, along with the impairment recorded for the six months ended June 30, 2007 of approximately $18.2 million, resulted in a total impairment for the nine months ended September 30, 2007 of approximately $18.2 million. The impairment of Pinnacle’s oil and gas properties resulted from low commodity prices at September 30, 2007. A decline in gas prices or an increase in operating costs subsequent to the measurement date or reductions in the economically recoverable quantities could result in the recognition of additional impairments on Pinnacle’s oil and gas properties in future periods.

Gas Sales

Pinnacle uses the sales method for recording natural gas sales. Sales of gas applicable to Pinnacle’s interest in producing natural gas and oil leases are recorded as revenues when the gas is metered and title transferred pursuant to the gas sales contracts covering Pinnacle’s interest in gas reserves. During such times as Pinnacle’s sales of gas exceed its pro rata ownership in a well, such sales are recorded as revenues unless total sales from the well have exceeded its share of estimated total gas reserves underlying the property at which time such excess is recorded as a gas imbalance liability. At December 31, 2006, 2005 and 2004, no liability was recorded. At September 30, 2007, no liability was recorded. Although there was no liability recorded for prior periods, gas reserves are an estimate and are updated on an annual and interim basis. Gas pricing, expenses and production may impact future gas reserves remaining which in turn, could impact the recording of liabilities in the future. Gas sales accrual at December 31, 2006 and 2005, and at September 30, 2007, were based on the actual volume statements from Pinnacle’s purchasers and distribution process. If accruals were to change by 10% at year end, the impact would have been a $319,000 change for 2006 and a $162,000 change for 2005. Gas sales accrual at September 30, 2007 and 2006 were also based on the actual volume statements from Pinnacle’s purchasers and distribution process. If accruals were to change by 10% at September 30, 2007 and 2006, the impact would have been a $371,000 and $307,000 change, respectively.

Asset Retirement Obligations

Pinnacle follows the provisions of Statement of Financial Accounting Standards (SFAS) No. 143, “Accounting for the Asset Retirement Obligations.” SFAS No. 143 generally applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset. SFAS No. 143 requires Pinnacle to recognize an estimated liability for costs associated with the abandonment of its oil and gas properties.

A liability for the fair value of an asset retirement obligation with a corresponding increase to the carrying value of the related long-lived asset is recorded at the time a well is completed or acquired. The increased carrying value is depleted using the units of production method, and the discounted liability is increased through accretion over the remaining life of the respective oil and gas properties.

The estimated liability is based on historical gas industry experience in abandoning wells, including estimated economic lives, external estimates as to the cost to abandon the wells in the future and federal and state regulatory requirements. Pinnacle’s liability is discounted using its best estimate of its credit-adjusted risk-free rate. Revisions to the liability could occur due to changes in estimated abandonment costs, changes in well economic lives or if federal or state regulators enact new requirements regarding the abandonment of wells. For example, a 10% change in Pinnacle’s estimated retirement costs would have a $247,000 effect on its asset retirement obligation liability at September 30, 2007.

Changes in the carrying amount of the asset retirement obligations are as follows:

	Nine Months Ended
	September 30,		Year Ended December 31,
	2007	2006	2006	2005	2004
	(In thousands)

Beginning balance of asset retirement obligations	$2,321	$1,277	$1,277	$554	$404
Additional obligation added during the period	182	870	953	186	128
Obligations settled during the period	—	—	(2)	(3)	(31)
Revisions in estimates	—	—	(69)	470	—
Accretion expense	152	115	162	70	53

Ending balance of asset retirement obligations	$2,655	$2,262	$2,321	$1,277	$554

Inventory

Pinnacle acquired inventory of oil and gas equipment, primarily tubulars, in 2007, 2006, 2005 and 2004, to take advantage of quantity pricing and to secure a readily available supply. Inventory is valued at the lower of average cost or market. Inventory is used in the development of gas properties and to the extent it is estimated that it will be billed to other working interest owners during the next year, it is included in current assets. Otherwise, it is recorded in other assets. The price of steel is a primary factor in valuing Pinnacle’s inventory. Under the valuation method of lower of average cost or market, a 10% reduction in the price of steel would have caused a $92,000 reduction in Pinnacle’s inventory valuation as of December 31, 2006. A 10% reduction in the price of steel would have caused a $74,000 reduction in Pinnacle’s inventory valuation as of September 30, 2007. The market price of steel is evaluated each quarter using prices quoted by authorized vendors in the area.

Property and Equipment

Property and equipment is comprised primarily of a building, computer hardware and software, vehicles and equipment, and is recorded at cost. Renewals and betterments that substantially extend the useful lives of the assets are capitalized. Maintenance and repairs are expensed when incurred. Depreciation and amortization are provided using the straight-line method over the estimated useful lives of the assets, ranging as follows: buildings — 30 years, computer hardware and software — 3 to 5 years, machinery, equipment and vehicles — 5 years, and office furniture and equipment — 3 to 5 years.

Long-Lived Assets

Long-lived assets to be held and used in Pinnacle’s business are reviewed for impairment whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable. When the carrying amounts of long-lived assets exceed the fair value, which is generally based on discounted expected future cash flows, Pinnacle records an impairment. No impairments were recorded during the years ended December 31, 2006, 2005 and 2004 or during the nine months ended September 30, 2007 and 2006.

General and Administrative Expenses

General and administrative expenses are reported net of amounts allocated and billed to working interest owners of gas properties operated by Pinnacle. The administrative expenses billed to working interest owners may change in accordance with the terms of the joint operating agreements. Administrative expenses are charged to working interest owners based on productive well counts. A 10% change in well counts for the year ended December 31, 2006 would have increased or decreased Pinnacle’s expenses billed to working interest owners by approximately $121,000. A 10% change in well counts for the nine months ended September 30, 2007 and 2006 would have increased or decreased Pinnacle’s expenses billed to working interest owners by approximately $117,000 and $80,000, respectively. As Pinnacle operates and drills additional wells in the future, additional administrative expenses will be charged to the working interest owners when the wells become productive.

Income Taxes

Pinnacle uses the asset and liability method of accounting for income taxes, in accordance with SFAS No. 109, “Accounting for Income Taxes.” Deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial statement and tax bases of assets and liabilities. If appropriate, deferred tax assets are reduced by a valuation allowance which reflects expectations of the extent to which such assets will be realized. As of December 31, 2006, 2005 and 2004, Pinnacle had recorded a full valuation allowance for its net deferred tax asset. As of September 30, 2007, Pinnacle had also recorded a full valuation allowance for its net deferred tax asset.

On January 1, 2007, Pinnacle adopted the Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109.” FIN 48 prescribes a measurement process for recording in the financial statements uncertain tax positions taken or expected to be taken in a tax return. Additionally, FIN 48 provides guidance regarding uncertain tax positions relating to derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. At September 30, 2007, Pinnacle had no material uncertain tax positions.

Derivatives

Pinnacle uses derivative instruments to manage its exposure to fluctuating natural gas prices through the use of natural gas swap and option contracts. Pinnacle accounts for derivative instruments or hedging activities under the provisions of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” SFAS No. 133 requires Pinnacle to record derivative instruments at their fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in other comprehensive income (loss) and are recognized in the statement of operations when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges, if any, are recognized in earnings. Changes in the fair value of derivatives that do not qualify for hedge treatment are recognized in earnings. Please see Note 8 of the notes to Pinnacle’s audited financial statements and Note 5 of the notes to Pinnacle’s unaudited financial statements for additional discussions of derivatives.

Pinnacle periodically hedges a portion of its oil and gas production through swap and collar agreements. The purpose of the hedges is to provide a measure of stability to Pinnacle’s cash flows in an environment of volatile oil and gas prices and to manage the exposure to commodity price risk. Pinnacle’s management decided not to use hedge accounting for these agreements. Therefore, in accordance with the provisions of SFAS No. 133, the changes in fair market value are recognized in earnings.

Stock-Based Compensation

Effective January 1, 2006, Pinnacle adopted SFAS No. 123(R), “Share-Based Payments,” which requires companies to recognize compensation expense for share-based payments based on the estimated fair value of the awards.

SFAS No. 123(R) also requires that the benefits of tax deductions in excess of compensation cost recognized for stock awards and options (“excess tax benefits”) be presented as financing cash inflows in the Statement of Cash Flows. Prior to January 1, 2006, Pinnacle accounted for share-based payments under the recognition and measurement provisions of APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations, as permitted by SFAS No. 123, “Accounting for Stock-Based Compensation.” In accordance with APB No. 25, no compensation cost was required to be recognized for options granted that had an exercise price equal to or greater than the market value of the underlying common stock on the date of the grant.

During 2005 and 2006, Pinnacle granted options to certain of its officers and employees with exercise prices ranging from $4.80 to $11.00 per share. Although Pinnacle did not obtain contemporaneous valuations performed by an unrelated valuation specialist, Pinnacle believes that at the time of each grant, the exercise price of the options granted was greater than the fair value of the underlying shares of common stock. In each case, the primary factors in Pinnacle’s determination of the fair value of the underlying shares of common stock were (1) the PV-10 value of its estimated net proved reserves, as determined by Pinnacle’s independent petroleum engineers in the most recent reserve report available at the time of each grant, (2) the estimated fair market value of the undeveloped acreage in Montana that was contributed to Pinnacle at inception, (3) the fair market value of the undeveloped acreage in Montana and Wyoming Pinnacle acquired in March 2005 from Marathon Oil, which was determined through an arm’s-length bidding and negotiation process, and (4) the liability relating to the redemption of Pinnacle’s Series A Redeemable Preferred Stock. For each grant made prior to the date of the private offering, Pinnacle’s valuation methodology indicated a fair value for the underlying shares of common stock of less than the price obtained in the private offering; each grant made subsequent to the private offering had an exercise price equal to the price obtained in the private offering. Pinnacle believes that it was able to obtain a price of $11.00 in the private offering in part because the offering generated proceeds sufficient to (a) redeem all of Pinnacle’s Series A Redeemable Preferred Stock and thereby eliminate the substantial redemption liability on a going-forward basis and (b) fund Pinnacle’s 2006 drilling program without seeking additional dilutive capital contributions from Pinnacle’s founding stockholders. A valuation of Pinnacle’s shares of common stock by an unrelated valuation specialist was not required or requested by Pinnacle’s board of directors, which approved each grant.

Pinnacle is required to adopt the prospective method for grants prior to January 1, 2006 as Pinnacle had elected to value employee grants using the minimum value method under SFAS No. 123. For option grants and restricted stock accounted for under the prospective method, Pinnacle will continue to account for the grants under the intrinsic value-based method prescribed by APB No. 25 and the related interpretations in accounting for stock options. Therefore, Pinnacle does not record any compensation expense for stock options granted to employees prior to January 1, 2006 if the exercise price equaled the fair market value of the stock option on the date of the grant, and the exercise price, the number of shares eligible for issuance under the options, and vesting period are fixed.

Under SFAS No. 123(R), compensation expense for all share-based payments granted subsequent to January 1, 2006, based on the estimated grant date fair value, has been recorded in the year ended December 31, 2006. Results for prior periods have not been retroactively adjusted. For prior periods, Pinnacle applied APB No. 25 and related interpretations, and provided the required pro forma disclosures under SFAS No. 123, “Accounting for Stock-Based Compensation.” Pinnacle records compensation expense related to non-employees under the provisions of SFAS No. 123 and Emerging Issues Task Force EITF 96-18 “Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in conjunction with Selling Goods or Services” and recognizes compensation expense over the vesting periods of such awards.

As required by SFAS No. 123, as amended by SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure,” Pinnacle has computed the fair value of options granted using the Black-Scholes option pricing model. In order to calculate the fair value of the options, certain assumptions are made regarding components of the model, including risk-free interest rate, volatility, expected dividend yield, and expected option life. Changes to the assumptions could cause significant adjustments to valuation. For options granted before January 1, 2006, expected volatility was not considered because Pinnacle was a private company at the grant date of these options. For stock option grants after January 1, 2006, Pinnacle used a volatility rate of 35% and began to include estimated forfeiture rates. Pinnacle estimated the volatility rate of its common stock at the date of the grant based on the historical volatility of comparable companies. Pinnacle factored in expected retention rates combined with vesting periods to determine the average expected life. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of the grant. Accordingly, Pinnacle has computed the fair value of all options granted during the year ended December 31, 2006 and the nine months ended September 30, 2007 using the Black-Scholes option pricing model and the following weighted average assumptions.

	Nine Months Ended
	September 30,	Year Ended December 31,
	2007	2006	2005	2004

Expected Volatility	35%	35%	0%	0%
Dividend Yield	—	—	—	—
Risk Free Interest Rate	4.30% to 5.03%	4.30% to 5.03%	3.46% to 4.44%	2.71% to 3.90%
Weighted Average expected life (in years)	5	5	5	5

Accounts Receivable

Pinnacle’s revenue producing activities are conducted primarily in Wyoming. Pinnacle grants credit to qualified customers, which potentially subjects Pinnacle to credit risk resulting from, among other factors, adverse changes in the industry in which Pinnacle operates and the financial condition of Pinnacle’s customers. Pinnacle continuously monitors collections and payments from its customers and, if necessary, records an allowance for doubtful accounts based upon historical experience and any specific customer collection issues identified. Pinnacle recorded $100,000, $0 and $0 at December 31, 2006, 2005 and 2004, respectively. Pinnacle recorded $100,000 at September 30, 2007.

Transportation Costs

Pinnacle accounts for transportation costs under Emerging Issues Task Force Issues 00-10, “Accounting for Shipping and Handling Fees and Costs,” whereby amounts paid for transportation are classified as operating expenses.

Legal Estimates

From time to time, Pinnacle is subject to legal proceedings and claims that arise in the ordinary course of business. Pinnacle accounts for these costs under SFAS No. 5, “Accounting for Contingencies,” which states that a loss contingency be recorded if it is probable that a liability has been incurred and it is reasonably estimatable. At September 30, 2007 and 2006, Pinnacle had no estimates for legal proceedings. At December 2006, 2005 and 2004, Pinnacle had $500,000, and $0 and $0, respectively, for legal proceedings.

Per Share Information

Basic earnings (losses) per share is computed by dividing net income (losses) from continuing operations attributable to common stock by the weighted average number of common shares outstanding during each period. Diluted earnings per share is computed by adjusting the average number of common shares outstanding for the dilutive effect, if any, of common stock equivalents such as stock options and warrants. Diluted net loss per share is the same as basic net loss per share for all periods presented because potential common stock equivalents were anti-dilutive. For all periods in which there was a net loss attributable to common stockholders, all of Pinnacle’s stock options and warrants were anti-dilutive. Common stock equivalents of 1,035,000, 13,676,200 and 9,187,500 at December 31, 2006, 2005 and 2004, respectively, were excluded because they were anti-dilutive due to the net loss attributable to common stockholders incurred in such periods. During the nine months ended September 30, 2007 and 2006, respectively, 907,000 and 1,050,00 options were also excluded because they were anti-dilutive.

New Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements. Accordingly, SFAS No. 157 does not require any new fair value measurements. However, for some entities, the application of SFAS No. 157 will change current practice. The provisions of SFAS No. 157 are effective as of January 1, 2008. Pinnacle is currently evaluating the impact of adopting SFAS No. 157 on Pinnacle’s financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities.” SFAS No. 159 permits entities to choose to measure eligible financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS No. 159 will be effective as of January 1, 2008 for Pinnacle. SFAS No. 159 offers various options in electing to apply the provisions of SFAS No. 159, and at this time Pinnacle has not made any decisions in its application to Pinnacle’s financial position or results of operations.

Trends Affecting Pinnacle’s Business

Pinnacle has experienced increasing costs since its inception in 2003 due to increased demand for oilfield products and services. The cyclical nature of the natural gas industry causes fluctuations in demand for goods and services from oilfield companies, suppliers and others associated with the industry, which in turn affects the prices for those goods and services. Typically, as prices for natural gas increase, so do all the costs associated with natural gas production. Recently, Pinnacle has seen increases in the cost of tubulars, drilling rigs and cement in particular. Pinnacle expects that increased demand for the goods and services it uses in its business will continue to put pressure on prices in the near to medium term.

Historically, natural gas prices have been extremely volatile, and Pinnacle expects that volatility to continue. For example, during the year ended December 31, 2006, the NYMEX natural gas index price ranged from a high of $11.23 per MMBtu to a low of $4.20 per MMBtu, while the CIG natural gas index price ranged from a high of $7.90 per MMBtu to a low of $1.31 per MMBtu. During the nine months ended September 30, 2007, the NYMEX natural gas index price ranged from a high of $8.19 per MMBtu to a low of $5.43 per MMBtu, while the CIG natural gas index price ranged from a high of $7.11 per MMBtu to a low of $0.27 per MMBtu. Changes in natural gas pricing have impacted Pinnacle’s revenue streams, production taxes, prices used in reserve calculations, borrowing base calculations and the carrying value of Pinnacle’s properties and the valuation of potential property acquisitions. During the years ended December 31, 2006, 2005 and 2004 and the nine months ended September 30, 2007, estimated future gas prices had an impact on both Pinnacle’s revenues and the costs attributable to Pinnacle’s future operations. Pinnacle expects that changing natural gas prices will continue to impact its operations and financial results in the future.

Transportation of natural gas and access to throughput capacity have a direct impact on natural gas prices in the Rocky Mountain region, where Pinnacle’s operations are concentrated. As drilling activity increases throughout the Rocky Mountain region, additional production may come on line, which could cause bottlenecks or capacity constraints. Generally speaking, a surplus of natural gas production relative to available transportation capacity has a negative impact on prices. Conversely, as capacity increases, and bottlenecks are eliminated, prices generally increase. Although there is currently adequate transportation capacity out of the Powder River Basin, a surplus of natural gas arriving at key marketing hubs from the Powder River Basin and elsewhere relative to available takeaway capacity from these hubs has caused Rocky Mountain gas to generally trade at a discount to the NYMEX natural gas index price. Two major projects that are expected to be completed in 2008 will increase takeaway capacity from these hubs, and Pinnacle expects that they will therefore help reduce the differential between gas produced in the Rocky Mountain region and the NYMEX natural gas index price.

Results of Operations

Net loss attributable to stockholders for the year ended December 31, 2006 was $17.2 million, or $0.87 per diluted share, on total revenue of $19.9 million. The loss includes preferred stock dividends of $21.0 million, comprised of $1.4 million in cash dividends and $19.6 million related to a redemption premium upon the redemption of preferred stock in the second quarter of 2006. Total revenue for the year ended December 31, 2006 included a $6.7 million unrealized gain associated with the change in the fair valuation of Pinnacle’s natural gas hedges in place in accordance with the provisions of SFAS No. 133. Absent such change in the valuation, Pinnacle would have shown a loss of $23.9 million on revenue of $13.2 million. This compares to a reported net loss attributable to stockholders of $7.2 million for the year ended December 31, 2005 on total revenue of approximately $11.0 million. Adjusted for an unrealized loss in the fair valuation of Pinnacle’s natural gas hedges in place of $3.2 million, Pinnacle’s results for the year ended December 31, 2005 would have been a net loss attributable to common stockholders of $4.0 million on total revenue of $14.2 million.

In order to provide a measure of stability to the cash flow in an environment of volatile oil and gas prices and to manage the exposure to commodity price risk, Pinnacle chose to periodically hedge a portion of its oil and gas production using swap and collar agreements. Pinnacle accounts for its derivative instruments under the provisions of Statement of Financial Accounting Standard No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS No. 133”). SFAS No. 133 requires Pinnacle to record derivative instruments at their fair value. Management has chosen not to use hedge accounting for these arrangements. Therefore, in accordance with SFAS No. 133, changes in the fair market value are recognized in earnings. For the period from inception (June 23, 2003) to December 31, 2003 and the years ended December 31, 2004, 2005 and 2006, the gains and losses (both realized and unrealized) on derivatives were reported in “total revenues” in the statements of operations. For the nine months ended September 30, 2006 and 2007, Pinnacle has reclassified the gains and losses (both realized and unrealized) on derivatives to other income/expense in the statements of operations. Pinnacle believes that this presentation more fairly presents revenues derived from operations because the gains and losses on derivatives are comprised of a significant unrealized gain or loss for future periods which is not reflective of current operations. Pinnacle did not reclassify the gains and losses on derivatives for the prior periods.

Nine Months Ended September 30, 2007 Compared To Nine Months Ended September 30, 2006

Net loss attributable to stockholders for the nine months ended September 30, 2007 was $21.4 million, or $0.80 per diluted share, on total revenue of $9.8 million. Net loss attributable to stockholders for the nine months ended September 30, 2007 included a $1.2 million unrealized loss associated with the change in the fair valuation of Pinnacle’s natural gas hedges in place in accordance with the provisions of SFAS No. 133. Absent such a change in the valuation, Pinnacle would have shown a net loss attributable to stockholders of $20.2 million on total revenues of $9.8 million. This compares to net loss attributable to stockholders of $17.9 million for the nine months ended September 30, 2006 on total revenue of $9.9 million. Adjusted for an unrealized gain in the fair valuation of natural gas hedges in place of $5.7 million, Pinnacle’s results for the nine months ended September 30, 2006 would have been a net loss attributable to stockholders of $23.6 million on total revenues of $9.9 million.

Gas sales volume.

Gas sales volume increased 41%, from 1,793 MMcf in the nine months ended September 30, 2006 to 2,527 MMcf in the nine months ended September 30, 2007. Daily sales volume was 9.3 MMcf for the nine months ended September 30, 2007 as compared to 6.6 MMcf for the nine months ended September 30, 2006, a 2.7 MMcf per day increase. The increase was primarily due to production coming online in Pinnacle’s Cabin Creek, Kirby and Deer Creek project areas.

Gas sales revenue.

Revenue from gas sales increased $0.3 million during the nine months ended September 30, 2007, to $9.8 million, a 3% increase compared to the nine months ended September 30, 2006. This increase was primarily due to an increase in gas sales volume which was partially offset by a decrease in the average realized price per Mcf. The average realized price per Mcf decreased 27%, from $5.30 per Mcf in the nine months ended September 30, 2006 to $3.88 per Mcf in the nine months ended September 30, 2007.

Derivatives.

For the nine months ended September 30, 2007, Pinnacle had an unrealized loss of $1.2 million compared to an unrealized gain of $5.7 million for the nine months ended September 30, 2006. The unrealized loss is a noncash expense based primarily on the Black-Scholes model for valuing future cash flows utilizing price volatility with a normal discount rate. Hedges settled in the nine months ended September 30, 2007 resulted in a realized gain of $3.3 million compared to a hedge gain of $0.2 million in the nine months ended September 30, 2006. The hedge gains were primarily due to the fact that gas prices were lower than the weighted average floor price of Pinnacle’s hedges in place.

Lease operating expenses.

Lease operating expenses increased $1.5 million in the nine months ended September 30, 2007 to $3.5 million, a 79% increase compared to the nine months ended September 30, 2006. This increase resulted from an increase in the number of wells in the productive cycle during the nine months ended September 30, 2007. On an Mcf basis, lease operating expenses increased 27% from $1.08 per Mcf in the nine months ended September 30, 2006 to $1.37 per Mcf in the nine months ended September 30, 2007. The increase per Mcf was primarily due to a number of wells being in the early stages of their productive life cycle as production did not increase proportionately to the number of wells coming online. Additionally, increases in generator rentals and associated fuel while waiting on permanent power contributed to the increase.

Production taxes.

Production taxes decreased $0.05 million in the nine months ended September 30, 2007 to $1.0 million, a 4% decrease from the nine months ended September 30, 2006. Production taxes generally correlate to gross sales revenue because production taxes are based on a percentage of sales value. In Wyoming, the percentage averages 11% to 13%, depending on rates in effect for the respective year. The decrease in production taxes for the nine months ended September 30, 2007 was primarily due to Montana production taxes, which are 1% for the first year of production and 9% thereafter, as well as a decrease in the average realized price per Mcf. On an Mcf basis, production taxes were $0.41 per Mcf for the nine months ended September 30, 2007 and $0.61 per Mcf for the nine months ended September 30, 2006, a 33% decrease, which correlates to the decrease in the price per Mcf received in the nine months ended September 30, 2007 from the nine months ended September 30, 2006.

Marketing and transportation.

Marketing and transportation expenses increased $1.2 million in the nine months ended September 30, 2007 to $2.6 million, an 86% increase from the nine months ended September 30, 2006. The increase related primarily to the increased sales volume in the nine months ended September 30, 2007, together with a slight increase in transportation fees and compression due to inflationary adjustments in the contracts along with fees paid for compression design capacity which was not used. On an Mcf basis, marketing and transportation expenses increased 32% to $1.03 per Mcf in the nine months ended September 30, 2007 from $0.78 per Mcf in the nine months ended September 30, 2006.

General and administrative expenses, net.

General and administrative expenses are offset by operating income from drilling and production activities for which Pinnacle can charge an overhead fee to nonoperating working interest owners. These well operating overhead fees increased 46% to $1.2 million in the nine months ended September 30, 2007, from $0.8 million in the nine months ended September 30, 2006, due to increased productive wells which Pinnacle operates and for which Pinnacle charges an overhead fee. General and administrative expenses, net decreased $0.1 million in the nine months ended September 30, 2007 to $3.8 million from $3.9 million in the nine months ended September 30, 2006. This decrease was due primarily to an increase in payroll expenses due to the hiring of additional employees during the nine months ended September 30, 2006 along with bonuses paid to certain executive officers during the second quarter of 2006 in connection with Pinnacle’s private placement. On an Mcf basis, general and administrative expenses, net decreased 31% from $2.18 per Mcf in the nine months ended September 30, 2006 to $1.51 per Mcf in the nine months ended September 30, 2007.

Depreciation, depletion, amortization and accretion.

Depreciation, depletion, amortization and accretion expense decreased $0.3 million for the nine months ended September 30, 2007 to $4.8 million, a 5% decrease compared to the nine months ended September 30, 2006. This decrease was due to a decrease in the full cost pool due to the impairments recorded in 2007 coupled with higher quarter-end reserves at September 30, 2007 compared to September 30, 2006. On an Mcf basis, the depreciation, depletion, amortization and accretion rate decreased 33% to $1.90 per Mcf in the nine months ended September 30, 2007 from $2.83 per Mcf in the nine months ended September 30, 2006.

Impairment.

At September 30, 2007, the capitalized cost of Pinnacle’s oil and gas properties exceeded the full cost ceiling limitation by approximately $37.5 million, based upon a natural gas price of approximately $0.35 per Mcf in effect at that date. Based upon subsequent price increases to approximately $4.10 per Mcf at the measurement date of November 12, 2007, the capitalized cost of Pinnacle’s oil and gas properties exceeded the full cost ceiling limitation by approximately $70,000 and Pinnacle recorded an impairment of this amount. This impairment, along with the impairment recorded for the six months ended June 30, 2007 of approximately $18.2 million, resulted in a total impairment for the nine months ended September 30, 2007 of approximately $18.2 million. The impairment of Pinnacle’s oil and gas properties resulted from low commodity prices at September 30, 2007. For further information regarding this impairment, please see note 2 included in the accompanying unaudited Notes to Financial Statements.

Year Ended December 31, 2006 Compared To Year Ended December 31, 2005

Gas sales volume.

Gas sales volume increased 9% in 2006 from 2,207 MMcf in 2005 to 2,413 MMcf in 2006. Daily sales volume was 6.6 MMcf for 2006 as compared to 6.0 MMcf for 2005, a 0.6 MMcf per day increase. The increase was primarily due to initial production coming online in Pinnacle’s Cabin Creek project area.

Gas sales revenue.

Revenue from gas sales decreased $1.9 million in 2006 to $12.2 million, a 14% decrease compared to 2005. This decrease was primarily due to a decrease in the average realized price per Mcf, partially offset by increased gas sales volume. The average realized price per Mcf decreased 21% from $6.41 per Mcf in 2005 to $5.05 per Mcf in 2006.

Derivatives.

For the year ended December 31, 2006, Pinnacle had an unrealized gain of $6.7 million compared to an unrealized loss of $3.2 million for the year ended December 31, 2005. The unrealized gain is a noncash expense based primarily on the Black-Scholes model for valuing future cash flows utilizing price volatility with a normal discount rate. Hedges settled in 2006 resulted in a realized gain of $0.7 million compared to hedge losses of $1.6 million in 2005. The hedge gains were primarily due to the fact that gas prices were lower than Pinnacle’s weighted average floor price.

Lease operating expenses.

Lease operating expenses increased $1.2 million in 2006 to $3.0 million, a 68% increase compared to 2005. This increase resulted from an increase in the number of wells in the productive cycle during 2006. On an Mcf basis, lease operating expenses increased 53% from $0.81 per Mcf in 2005 to $1.24 per Mcf in 2006. The increase per Mcf was primarily due to a number of wells being in the early stages of their productive life cycle as production did not increase proportionately to the number of wells coming online.

Production taxes.

Production taxes decreased $0.4 million in 2006 to $1.2 million, a 27% decrease from 2005. The decrease in production tax was directly correlated to gross sales revenue because production taxes in Wyoming are based on a percentage of sales value. The percentage averages 11% to 13%, depending on rates in effect for the respective year. On an Mcf basis, production taxes were $0.50 per Mcf for 2006 and $0.74 per Mcf for 2005, a 33% decrease, which correlates to the decrease in the price per Mcf received in 2006 from 2005.

Marketing and transportation.

Marketing and transportation expenses increased $0.4 million in 2006 to $2.0 million, a 24% increase from 2005. The increase related primarily to the increased sales volume in 2006 together with a slight increase in transportation fees and compression due to inflationary adjustments in the applicable contracts along with additional compression, which enabled Pinnacle to move gas on additional high-pressure transportation systems. On an Mcf basis, marketing and transportation expenses increased 13% to $0.81 per Mcf in 2006 from $0.72 per Mcf in 2005.

General and administrative expenses, net.

General and administrative expenses are offset by operating income from drilling and production activities for which Pinnacle can charge an overhead fee to nonoperating working interest owners. These well operating overhead fees increased 43% in 2006 to $1.2 million from $0.8 million in 2005, due to increased productive wells which Pinnacle operates and for which Pinnacle charges an overhead fee. General and administrative expenses, net increased $2.1 million in 2006 to $4.3 million from $2.3 million in 2005. This increase during 2006 was due primarily to increased staffing and administrative costs pertaining to the support of Pinnacle’s drilling and production activities, along with Pinnacle’s private placement offering. On an Mcf basis, general and administrative expenses, net increased 75% from $1.03 per Mcf in 2005 to $1.80 per Mcf in 2006.

Depreciation, depletion, amortization and accretion.

Depreciation, depletion, amortization and accretion expense increased $1.1 million for 2006 to $6.7 million, a 19% increase compared to 2005. This increase was due to an increase in capital expenditures that were added into the full cost pool used for the computation of depletion, as well as increased production coupled with lower year-end reserves due to lower year-end pricing. On an Mcf basis, the depreciation, depletion, amortization and accretion rate increased 9% to $2.77 per Mcf in 2006 from $2.55 per Mcf in 2005.

Year Ended December 31, 2005 Compared To Year Ended December 31, 2004

Gas sales volume.

Gas sales volume increased 46% in 2005 from 1,508 MMcf in 2004 to 2,207 MMcf in 2005. Daily sales volume was 6.0 MMcf for 2005 as compared to 4.1 MMcf for 2004, a 1.9 MMcf per day increase.

Gas sales revenue.

Revenue from gas sales increased $6.7 million in 2005 to $14.1 million, a 91% increase compared to 2004. This increase was due to increased volume resulting from wells dewatering to the point of commercial gas production, the connection of producing wells to gathering and processing infrastructure and increased drilling and completions. In addition, the average realized price per Mcf increased 31% from $4.90 per Mcf to $6.41 per Mcf in 2005.

Derivatives.

For the year ended December 31, 2005, Pinnacle had an unrealized loss of $1.6 million compared to an unrealized loss of $0.5 million for the year ended December 31, 2004. The unrealized loss is a noncash expense based primarily on the Black-Scholes model for valuing future cash flows utilizing price volatility with a normal discount rate. Hedges settled in 2005 resulted in a realized loss of $1.6 million compared to hedge losses of $0.1 million in 2004. The increased hedge losses were primarily due to a $1.4 million loss in the fourth quarter due to higher prices.

Lease operating expenses.

Lease operating expenses increased $0.3 million in 2005 to $1.8 million, a 23% increase compared to 2004. This increase resulted from an increase in the number of wells in the productive cycle during 2005. On an Mcf basis, lease operating expenses decreased 16% from $0.96 per Mcf in 2004 to $0.81 per Mcf in 2005.

Production taxes.

Production taxes increased $0.8 million in 2005 to $1.6 million, a 95% increase from 2004. The increase in production tax was directly correlated to gross sales revenue because production taxes in Wyoming are based on a percentage of sales value. The percentage averages 11% to 13%, depending on rates in effect for the respective year. On an Mcf basis, production taxes were $0.56 per Mcf for 2004 and $0.74 per Mcf for 2005, a 32% increase, which correlates to the increase in the price per Mcf received in 2005 from 2004.

Marketing and transportation.

Marketing and transportation expenses increased $0.4 million in 2005 to $1.6 million, a 30% increase from 2004. The increase related primarily to the increased sales volume in 2005 together with a slight increase in transportation fees and compression due to inflationary adjustments in the applicable contracts along with additional compression, which enabled Pinnacle to move gas on additional high-pressure transportation systems. On an Mcf basis, marketing and transportation expenses decreased 11% to $0.72 per Mcf in 2005 from $0.81 per Mcf in 2004.

General and administrative expenses, net.

General and administrative expenses are offset by operating income from drilling and production activities for which Pinnacle can charge an overhead fee to nonoperating working interest owners. These well operating overhead fees increased 33% in 2005, to $0.8 million from $0.6 million in 2004, due to increased productive wells which Pinnacle operates and for which it charges an overhead fee. General and administrative expenses, net increased $0.7 million in 2005 to $2.3 million from $1.6 million in 2004. This increase during 2005 was due primarily to a full year of expenses combined with increased staffing and administrative costs pertaining to the support of Pinnacle’s drilling and production activities. On an Mcf basis, general and administrative expenses, net did not change and were $1.03 per Mcf in 2004 and 2005.

Depreciation, depletion, amortization and accretion.

Depreciation, depletion, amortization and accretion expense increased $2.3 million for 2005 to $5.6 million, a 69% increase compared to 2004. This increase was due to an increase in capital expenditures that were added into the full cost pool used for the computation of depletion, as well as increased production. On an Mcf basis, the depreciation, depletion, amortization and accretion rate increased 15% to $2.55 per Mcf in 2005 from $2.21 per Mcf in 2004.

Year Ended December 31, 2004 Compared To Period from Inception to December 31, 2003

Gas sales volume.

Gas sales volume increased 257% in 2004 from 423 MMcf in 2003 to 1,508 MMcf in 2004. Daily sales volume was 4.1 MMcf for 2004, as compared to 2.2 MMcf for 2003, a 1.9 MMcf per day increase.

Gas sales revenue.

Revenue from gas sales increased $5.7 million in 2004 to $7.4 million, a 340% increase compared to 2003. This increase was due to a full year of gas sales in 2004 and increased volume resulting from wells dewatering to the point of commercial gas production, the connection of producing wells to gathering and processing infrastructure and increased drilling and completions. In addition, the average realized price per Mcf increased 24% from $3.97 per Mcf in 2003 to $4.90 per Mcf in 2004.

Derivatives.

For the year ended December 31, 2004, Pinnacle had a realized loss of $0.1 million compared to $0 in the period ended December 31, 2003. An unrealized loss of $0.5 million was incurred in 2004 due to the fair valuation of hedges in place.

Lease operating expenses.

Lease operating expenses increased $0.7 million in 2004 to $1.4 million, an 87% increase compared to 2003. This increase resulted from a full year of production and lease operating expense costs in 2004 along with an increase in the number of wells in the productive cycle during 2004. On an Mcf basis, lease operating expenses decreased 48% from $1.83 per Mcf in 2003 to $0.96 per Mcf in 2004.

Production taxes.

Production taxes increased $0.7 million in 2004 to $0.8 million, a 351% increase from 2003. The increase in production tax was directly correlated to gross sales revenue because production taxes in Wyoming are based on a percentage of sales value. On an Mcf basis, production taxes were $0.44 per Mcf for 2003 and $0.56 per Mcf for 2004, a 27% increase, which correlates to the increase in the price per Mcf received in 2004 from 2003.

Marketing and transportation.

Marketing and transportation expenses increased $0.9 million in 2004 to $1.2 million, a 307% increase from 2003. The increase related primarily to the increased sales volume in 2004 along with a slight increase in transportation fees and compression due to inflationary adjustments in the applicable contracts together with additional compression, which enabled Pinnacle to move gas on additional high-pressure transportation systems. On an Mcf basis, marketing and transportation increased 14% to $0.81 per Mcf in 2004 from $0.71 per Mcf in 2003.

General and administrative expenses, net.

General and administrative expenses, net increased $0.8 million in 2004 to $1.6 million compared to $0.7 million in 2003. This increase during 2004 was due primarily to a full year of expenses combined with increased staffing and administrative costs pertaining to the support of Pinnacle’s drilling and production activities. On an Mcf basis, general and administrative expenses, net decreased 40% from $1.72 per Mcf in 2003 to $1.03 per Mcf in 2004.

Depreciation, depletion, amortization and accretion.

Depreciation, depletion, amortization and accretion expense increased $2.5 million for 2004 to $3.3 million, a 292% increase compared to 2003. This increase was due to a combination of a full year of production in 2004 and an increase in capital expenditures which were added into the full cost pool used for the computation of depletion. On an Mcf basis, the depreciation, depletion, amortization and accretion rate increased 10% to $2.21 per Mcf in 2004 from $2.01 per Mcf in 2003.

Liquidity and Capital Resources

Pinnacle’s primary source of liquidity since its formation has been the private sale of its equity. During the period from Pinnacle’s formation in June 2003 through September 2005, DLJ Merchant Banking contributed $44.1 million cash in exchange for shares of Pinnacle’s common stock, shares of Pinnacle’s Series A Redeemable Preferred Stock and detachable warrants to purchase additional shares of common stock. The proceeds were used to fund Pinnacle’s acquisitions and capital expenditures. In April 2006, Pinnacle completed a private placement of an aggregate of 12,835,230 shares of its common stock at a price per share of $11.00, or $10.23 net of the initial purchaser’s discount and placement fee. In May 2007, Pinnacle completed an initial public offering of an aggregate of 3,750,000 shares of its common stock at a price per share of $9.00, or $8.37 net of the underwriters’ discounts and commissions. Please see “— Cash Flow from Financing Activities — Sales and Issuances of Equity — Common Stock.”

Credit Facility.  Effective February 12, 2007, Pinnacle entered into a $100 million credit facility with an initial commitment of $27 million which permits borrowings up to the borrowing base as designated by the administrative agent. As of September 30, 2007, the initial borrowing base was $22 million, although Pinnacle’s borrowing availability is less than its initial borrowing base due to covenant limitations. As of September 30, 2007 and December 31, 2007, the actual borrowing availability was $16.7 million.

The borrowing base is determined on a semi-annual basis and at such other additional times, up to twice yearly, as may be requested by either the borrower or the administrative agent and is determined by the collateral agent, although the determination is at the administrative agent’s discretion as the credit agreement does not provide a specific borrowing base formula. Based on future reserve reports, low CIG prices and possible title defects on certain of its properties, Pinnacle expects that its borrowing base and borrowing availability could be further reduced below the initial levels. Borrowings under this credit facility may be used solely to acquire, explore or develop oil and gas properties and for general corporate purposes. The credit facility matures February 12, 2011. At September 30, 2007 and December 31, 2007, Pinnacle had no indebtedness outstanding under its credit facility.

Pinnacle’s obligations under the credit facility are secured by liens on (i) no less than 90% of the net present value of the oil and gas to be produced from Pinnacle’s oil and gas properties that are included in the borrowing base determination, calculated using a discount rate of 10% per annum and reserve estimates, prices and production rates and costs, (ii) options to lease, seismic options, permits, and records related to such properties, and (iii) seismic data.

Borrowings under Pinnacle’s credit facility may be either (i) a domestic bank rate plus an applicable margin between 0.25% and 1.25% per annum based on utilization, or (ii) the London interbank offered rate, or LIBOR, plus an applicable margin between 1.25% and 2.25% per annum based on utilization. The credit agreement provides for various fees, including a quarterly commitment fee of 1/2 of 1.00% per annum and engineering fees to the administrative agent in connection with a borrowing base determination. In addition, the credit facility provided for an up front fee of $27,000, which was paid on the closing date of the credit facility, and an additional arrangement fee of 1% based on utilization. Borrowings under this credit facility may be prepaid without premium or penalty, except on Eurodollar advances. If an event of default exists, the default rate will be equal to 2% plus the floating rate.

The credit agreement contains covenants that, among other things, restrict Pinnacle’s ability, subject to certain exceptions, to do the following:

•	incur liens;

•	incur debt;

•	make investments in other persons;

•	declare dividends or redeem or repurchase stock;

•	engage in mergers, acquisitions, consolidations and asset sales or amend Pinnacle’s organizational documents;

•	enter into certain hedging arrangements;

•	amend material contracts; and

•	enter into related party transactions.

With regard to hedging arrangements, the credit facility provides that acceptable commodity hedging arrangements cannot be greater than 80 to 85%, depending on the measurement date of Pinnacle’s monthly production from its hydrocarbon properties that are used in the borrowing base determination, and that the fixed or floor price of Pinnacle’s hedging arrangements must be equal to or greater than the gas price used by the lenders in determining the borrowing base.

The credit agreement also requires that Pinnacle satisfy certain affirmative covenants, meet certain financial tests, maintain certain financial ratios and make certain customary indemnifications to lenders and the administrative agent. The financial covenants include requirements to maintain: (i) EBITDA to cash interest expense of not less than 3.00 to 1.00, (ii) current ratio of not less than 1.00 to 1.00, (iii) total debt to annualized EBITDA of not more than 3.0 to 1.0, (iv) quarterly total senior debt to annualized EBITDA equal to or less than 3.0 to 1.0 until June 30, 2007 and 2.00 to 1.0 thereafter, and (v) total proved PV-10 value to total debt of at least 1.50 to 1.00.

The credit agreement contains customary events of default, including payment defaults, covenant defaults, certain events of bankruptcy and insolvency, defaults in the payment of other material debt, judgment defaults, breaches of representations and warranties, loss of material permits and licenses and a change in control. In addition, the credit agreement requires Pinnacle to eliminate scheduled title defects within certain time periods. Failure to cure these title defects could result in further reductions of Pinnacle’s borrowing availability. Except for the title defect covenant, for which compliance was waived, Pinnacle was in compliance with the covenants under Pinnacle’s credit agreement as of September 30, 2007.

The credit agreement requires all of Pinnacle’s wholly owned subsidiaries to guarantee the obligations under the credit agreement.

Office Building Loan.  On November 15, 2005, Pinnacle entered into a mortgage loan secured by its office building in Sheridan, Wyoming in the aggregate principal amount of $829,000. The promissory note provides for monthly payments of principal and interest in the initial amount of $6,400, and unpaid principal bears interest at 6.875% during the first three years, at a variable base rate thereafter and at 18% upon a default. The variable base rate is based on the lender’s base rate. The maturity date of this mortgage is November 15, 2015, at which time a principal and interest payment of $615,400 will become due. As of September 30, 2007, Pinnacle had $792,000 outstanding in principal and interest on this mortgage.

Capital Expenditure Budget.  During 2007, Pinnacle reduced its total capital expenditure budget for 2007 from approximately $52.6 million to approximately $30.0 million. Consequently, Pinnacle also reduced its drilling and completion targets for 2007 from approximately 260 gross (207 net) wells to approximately 140 gross (102 net) wells. Pinnacle’s revised 2007 capital expenditure budget was used to construct related gas and water infrastructure, to fund plans of development costs for future wells, to fund undeveloped leasehold acquisition costs carried over from 2006, to recomplete certain wells, and to fund infrastructure and completion costs related to wells drilled in 2006. Pinnacle incurred capital expenditures of $14.9 million during the nine months ended September 30, 2007, which were primarily related to drilling, completion and infrastructure costs on its undeveloped acreage in its Kirby, Deer Creek, Cabin Creek and Green River Basin areas. While Pinnacle believes it has adequate resources from its credit facility and cash flows from operations to implement the remainder of Pinnacle’s first quarter 2008 drilling plan, its ability to develop future projects will depend on access to additional capital. The CIG index price was extremely volatile during 2007 and at times reached unusually low levels. If prices remain low, Pinnacle’s cash flows from operations could decrease and could result in a reduction of the borrowing base and borrowing availability under Pinnacle’s credit facility, and if Pinnacle could not obtain capital through its credit facility or otherwise, Pinnacle’s ability to execute its development and acquisition plans, replace its reserves and maintain production levels could be greatly limited.

During the nine months ended September 30, 2007, Pinnacle drilled 67 gross (43 net) wells and Pinnacle is actively developing the Kirby, Deer Creek, Cabin Creek and Green River Basin areas of its undeveloped acreage.

Cash Flow from Operating Activities

Net cash provided by operating activities was $6.0 million for the year ended December 31, 2006, compared to net cash provided by operating activities of $8.8 million and $1.4 million for the years ended December 31, 2005 and 2004, respectively.

Net cash used by operating activities was $10.4 million for the nine months ended September 30, 2007, compared to net cash provided by operating activities of $3.7 million for the nine months ended September 30, 2006. This decrease was primarily due to a reduction in Pinnacle’s accounts payable balance and a lower unrealized gain on derivative instruments, partially offset by a decrease in Pinnacle’s accounts receivable.

While Pinnacle believes that cash flows from operations and borrowings under its credit facility will be sufficient to meet its 2007 revised capital expenditures and other cash needs during the remainder of 2007, the CIG index price has been extremely volatile during 2007 and has at times reached unusually low levels. If prices remain low, Pinnacle’s cash flows from operations could decrease and could result in further reductions of the borrowing base and borrowing availability under its credit facility.

Cash Flow from Investing Activities

Net cash used in investing activities was $63.9 million, $25.3 million and $14.0 million for the years ended December 31, 2006, 2005 and 2004, respectively. Net cash used in investing activities increased by approximately $38.5 million in 2006 compared to 2005, of which approximately $27 million was related to the Green River Basin acquisition and the remaining $11.5 million was related to increased investments attributable to the acquisition and development of undeveloped leaseholds in Montana and Wyoming. The increase of $11.3 million in 2005 compared to 2004 was due to increased investments attributable to the acquisition of undeveloped leaseholds in Montana and Wyoming, a larger realized loss on a hedge settlement, and an increase in assets held for sale.

Net cash used in investing activities was $11.8 million for the nine months ended September 30, 2007 compared to $52.9 million for the nine months ended September 30, 2006 primarily due to the acquisition of the Green River Basin acreage in April 2006, a larger realized gain on hedge settlements, a decrease in inventory used for development and a decrease in the purchase of restricted assets.

Cash Flow from Financing Activities

During the period from Pinnacle’s formation in June 2003 through September 2005, DLJ Merchant Banking contributed $44.1 million in cash in exchange for shares of Pinnacle’s common stock, shares of Pinnacle’s Series A Redeemable Preferred Stock and detachable warrants to purchase additional shares of common stock. As of September 30, 2006 and September 30, 2007, Pinnacle had 25,131,301 and 29,025,751 shares of common stock issued and outstanding, respectively, of which 27,270 and 171,720 shares, respectively, were shares of restricted stock issued to employees and directors.

Net cash provided by financing activities was $29.6 million for the nine months ended September 30, 2007 as compared to $59.8 million for the nine months ended September 30, 2006. The change was primarily due to Pinnacle’s April 2006 private placement and Pinnacle’s May 2007 initial public offering.

Sales and Issuances of Equity

Common Stock.  At formation, Pinnacle issued an aggregate of 3,750,000 shares of common stock, par value $0.01 per share, in equal portions to a subsidiary of Carrizo and to Rocky Mountain Gas Inc., a former subsidiary of U.S. Energy, in exchange for the contribution of interests in approximately 81,000 gross (40,000 net) acres, including proved producing properties and undeveloped leaseholds, valued at $15.0 million. The 1,875,000 shares held by Rocky Mountain Gas were transferred to its affiliates, U.S. Energy and Crested Corp., in May 2005. Pinnacle issued an additional 1,250,000 shares of common stock at formation to DLJ Merchant Banking in exchange for a cash contribution of $4.9 million. On November 18, 2005, Pinnacle issued an additional 750,000 shares of common stock to DLJ Merchant Banking in connection with the exercise of Series B warrants. On November 30, 2005, Gary W. Uhland, Pinnacle’s former President, exercised options to acquire 50,000 shares of Pinnacle’s common stock. As of December 31, 2005 and 2006, Pinnacle had 5,800,000 and 25,131,301 shares of common stock issued and outstanding, respectively, of which 27,270 were shares of restricted stock issued to employees and directors as of December 31, 2006. As of September 30, 2006 and 2007, Pinnacle had 25,131,301 and 29,025,751 shares of common stock issued and outstanding, respectively, of which 27,270 and 171,720, respectively, were shares of restricted stock issued to employees and directors.

In April 2006, Pinnacle completed a private placement, exempt from registration under the Securities Act, of 12,835,230 shares of Pinnacle’s common stock to qualified institutional buyers, non-U.S. persons and accredited investors at a price of $11.00 per share, or $10.23 per share net of the initial purchaser’s discount and placement fee. Out of the approximately $129.9 million of net proceeds (after expenses) Pinnacle received in the private placement, Pinnacle used (i) approximately $53.6 million to redeem all of the outstanding shares of its Series A Redeemable Preferred Stock, including the payment of all accrued and unpaid dividends and a redemption premium, (ii) approximately $27.0 million for Pinnacle’s acquisition of the Green River Basin assets and (iii) approximately $16.3 million to repurchase an aggregate of 1,593,783 shares of common stock at a price of $10.23 per share from DLJ Merchant Banking and Gary W. Uhland, Pinnacle’s former President, and (iv) approximately $33.0 million to fund Pinnacle’s development drilling program and pay additional offering expenses and for general corporate purposes.

In May 2007, Pinnacle completed an initial public offering of 3,750,000 shares of its common stock at a price of $9.00 per share, or $8.37 per share net of underwriters’ discounts and commissions. Out of the approximately $30.3 million of net proceeds (after underwriters’ discounts and commissions and offering expenses) Pinnacle received in its initial public offering, Pinnacle used $7.0 million to pay down all of the outstanding indebtedness under its credit facility. Pinnacle intends to use the remainder of the net proceeds for capital expenditures, infrastructure development and general corporate purposes. As of November 14, 2007, Pinnacle had 29,025,751 shares of common stock issued and outstanding.

Series A Redeemable Preferred Stock.  At formation, Pinnacle issued 130,000 shares of Series A Redeemable Preferred Stock, par value $0.01 per share, to DLJ Merchant Banking in exchange for an approximately $12.7 million cash investment. On February 19, 2004, Pinnacle issued an additional 120,000 shares of Series A Redeemable Preferred Stock to DLJ Merchant Banking in exchange for an approximately $11.8 million cash investment. On March 28, 2005, Pinnacle issued an additional 100,000 shares of Series A Redeemable Preferred Stock to DLJ Merchant Banking in exchange for a $9.8 million cash investment. On September 1, 2005, Pinnacle issued an additional 50,000 shares of Series A Redeemable Preferred Stock to DLJ Merchant Banking in exchange for a $4.9 million cash investment.

In 2005, 2004 and 2003, Pinnacle elected to pay all dividends on Pinnacle’s Series A Redeemable Preferred Stock in the form of paid-in-kind dividends. Dividends paid in 2005, 2004 and 2003 totaled approximately $3.6 million, $2.2 million and $0.4 million, respectively, resulting in the issuance of 36,007, 22,495 and 3,687 additional shares of Series A Redeemable Preferred Stock, respectively. In January 2006, a paid-in-kind dividend in the amount of approximately $1.2 million was paid with respect to the fourth quarter of 2005, resulting in the issuance of 12,132 additional shares of Series A Redeemable Preferred Stock.

In April 2006, following the initial closing of the private placement, Pinnacle redeemed all of the outstanding shares of Series A Redeemable Preferred Stock with a portion of the proceeds from the private placement including the payment of accrued and unpaid dividends of $1.4 million. The difference between the redemption price and the carrying value of the Series A Redeemable Preferred Stock resulted in a $19.6 million redemption premium that was recorded as a dividend expense in Pinnacle’s statement of operations for the three months ended June 30, 2006. As of December 31, 2006 and September 30, 2007, respectively, Pinnacle had no shares of Series A Redeemable Preferred Stock issued and outstanding.

Warrants.  At formation, in connection with the issuance of Series A Redeemable Preferred Stock, Pinnacle issued Series A detachable warrants to DLJ Merchant Banking to purchase 3,250,000 shares of common stock at an exercise price of $4.00 per share. The warrants were recorded at their estimated fair value on the date of issuance, which was approximately $4.4 million. On February 19, 2004, in connection with the issuance of additional Series A Redeemable Preferred Stock, Pinnacle issued additional Series A detachable warrants to DLJ Merchant Banking to purchase 3,000,000 shares of common stock at an exercise price of $4.00 per share. The warrants were recorded at their estimated fair value on the date of issuance of approximately $4.1 million. On March 28, 2005, in connection with the issuance of additional Series A Redeemable Preferred Stock, Pinnacle issued additional Series A detachable warrants to DLJ Merchant Banking to purchase 2,500,000 shares of common stock at an exercise price of $4.00 per share and Series B warrants to purchase 500,000 shares of common stock at an exercise price of $0.01 per share. These warrants were recorded at their estimated fair value on the date of issuance of approximately $2.4 million and $1.1 million, respectively. On September 1, 2005, in connection with the issuance of additional Series A Redeemable Preferred Stock, Pinnacle issued additional Series A detachable warrants to DLJ Merchant Banking to purchase 1,250,000 shares of common stock at an exercise price of $4.00 per share and additional Series B warrants to purchase 250,000 shares of common stock at an exercise price of $0.01 per share. These warrants were recorded at their estimated fair value on the date of issuance of approximately $1.1 million and approximately $0.6 million, respectively. In addition, in connection with the payment of paid-in-kind dividends on Pinnacle’s Series A Redeemable Preferred Stock, Pinnacle issued additional Series A detachable warrants to DLJ Merchant Banking to purchase an aggregate 834,025 shares of common stock at an exercise price of $4.00 per share. On November 18, 2005, DLJ Merchant Banking exercised all of its Series B warrants to purchase 30,000 shares (pre-split; 750,000 shares post-split) of common stock at an exercise price of $0.01 per share. As of December 31, 2005, there were Series A warrants outstanding to purchase an aggregate of 10,530,725 shares of common stock with an exercise price of $4.00 per share. However, immediately prior to the initial closing of Pinnacle’s private placement, DLJ Merchant Banking exchanged all of its outstanding warrants for 6,894,380 shares of Pinnacle’s common stock in a tax-free reorganization based on the private placement price of $11.00 per share. As of December 31, 2006 and September 30, 2007, respectively, Pinnacle had no warrants or escalating options issued and outstanding.

Options.  Please see “Certain Pinnacle Relationships and Related Party Transactions — Transactions with Pinnacle’s Founders — Transactions with Other Initial Stockholders” for information regarding the issuance of options to non-management stockholders.

Contractual Obligations

With the exception of borrowings and repayment of indebtedness under Pinnacle’s credit facility and the payment of property taxes, there have been no significant changes in Pinnacle’s schedule of contractual obligations since December 31, 2006. Please see note 7 of Pinnacle’s unaudited financial statements for information regarding Pinnacle’s credit facility and other indebtedness.

The following table summarizes by period Pinnacle’s contractual obligations as of September 30, 2007:

	Total	2007	2008-2009	2010-2011	Thereafter
	(In thousands)

Notes payable in connection with the mortgage	$792	$5	$47	$54	$686
Asset retirement obligations	2,655	—	219	758	1,678
Non-current production and property taxes	925	—	925	—	—

Total	$4,372	$5	$1,191	$812	$2,364

At September 30, 2007, the commodity derivatives asset was valued at $1,627,000, of which $1,719,000 represents a current receivable attributable to 2007 and $92,000 represents an obligation attributable to 2008.

Quantitative and Qualitative Disclosures About Market Risk

The primary objective of the following information is to provide forward-looking quantitative and qualitative information about Pinnacle’s potential exposure to market risk. The term “market risk” refers to the risk of loss arising from adverse changes in natural gas prices. This forward-looking information provides indicators of how Pinnacle views and manages its ongoing market risk exposure. All of Pinnacle’s market risk sensitive instruments were entered into for purposes other than speculative trading.

Commodity Price Risk

Pinnacle’s major market risk exposure is in the pricing applicable to its natural gas production. The prices Pinnacle receives for its production depends on many factors beyond its control. Pinnacle seeks to reduce its exposure to unfavorable changes in natural gas prices, which are subject to significant and often volatile fluctuation, through the use of fixed-price contracts. The fixed-price contracts are comprised of energy swaps and collars. These contracts allow Pinnacle to predict with greater certainty the effective natural gas prices to be received for hedged production and benefit operating cash flows and earnings when market prices are less than the fixed prices provided by the contracts. However, Pinnacle will not benefit from market prices that are higher than the fixed prices in the contracts for hedged production. Collar structures provide for participation in price increases and decreases to the extent of the ceiling prices and floors provided in those contracts.

The following table summarizes the estimated volumes, fixed prices, fixed price sales and fair value attributable to the fixed price contracts as of September 30, 2007. At September 30, 2007, Pinnacle had hedged volumes through December 2008. Please see Note 8 of the notes to the audited financial statements and Note 5 of the notes to the unaudited financial statements appearing elsewhere in this document.

	Year Ending	Year Ending
	December 31,	December 31,
	2007	2008
	(Unaudited)	(Unaudited)

Natural Gas Collars:
Contract volumes (MMBtu):
Floor	368,000	1,098,000
Ceiling	368,000	1,098,000
Weighted-average fixed price per MMBtu(1):
Floor	$6.87	$6.50
Ceiling	$9.41	$8.20
Fixed-price sales(2)	$9.41	$8.20
Fair value, net (thousands)(3)	$1,421	$206
Total Natural Gas Contracts:
Contract volumes (MMBtu)	368,000	1,098,000
Weighted-average fixed price per MMBtu(1)	$6.87	$6.50
Fixed-price sales(2)	$9.41	$8.20
Fair value, net (thousands)(3)	$1,421	$206

(1)	Volumes hedged using the CIG index price published in the first issue of Inside FERC’s Gas Market Report for each calendar month of the derivative transaction.

(2)	Assumes ceiling prices for natural gas collar volumes.

(3)	Fair value based on CIG index price in effect for each month as of September 30, 2007.

INFORMATION WITH RESPECT TO CONTINUING DIRECTORS AND OFFICERS

Information required under Items 401, 402, 407(e)(4) and 404 of Regulation S-K regarding Quest’s current executive officers and directors who will continue their service as an executive officer or director of Quest following the merger is incorporated herein by reference from Quest’s annual report on Form 10-K/A for 2006.

At the effective time of the merger, Quest will cause four of the individuals currently on Quest’s board of directors to remain on Quest’s board of directors and will cause two individuals selected by Pinnacle’s board of directors to be appointed to Quest’s board of directors. Quest directors James Kite and Malone Mitchell will resign from the Quest board and may be appointed to the board of Quest Energy GP, LLC, the general partner of Quest Energy Partners, L.P.

The two individuals selected by Pinnacle’s board of directors will be subject to the reasonable, good faith approval of the nominating committee of the Quest board of directors, in accordance with Quest’s Corporate Governance Guidelines and Nominating Committee Charter. Quest’s current executive officers will remain as executive officers following the merger.

The following sets forth the names of Pinnacle’s executive officers and directors who will serve as a director or executive officer of Quest, as well as their age, current position and anticipated position with Quest.

Name	Age	Pinnacle Position	Quest Position

Peter G. Schoonmaker	48	Chief Executive Officer, President and Director	President — Business Development Acquisitions of Quest Western Resource Corporation
Robert L. Cabes, Jr.	38	Director	Director
Susan C. Schnabel	45	Director	Director

The board and its various committees must have participation by members who are “independent” as defined by the applicable rules and regulations of The NASDAQ Global Select Market, including Rule 4200(a)(15) of the Marketplace Rules of the NASDAQ Stock Market LLC. The Quest board has determined that each of Mr. Cabes and Ms. Schnabel is independent.

Set forth below is a brief description of the business experience of each of the persons listed above.

Executive Officers and Directors

Peter G. Schoonmaker.  Mr. Schoonmaker has served as Pinnacle’s Chief Executive Officer since Pinnacle’s inception in June 2003, and as President and a director since February 2006. Mr. Schoonmaker has over 16 years of experience in the acquisition, exploration and development of coalbed methane properties as well as conventional oil and gas properties. From 1980 to 1985 Mr. Schoonmaker was an independent landman for various oil and gas companies and operated a land management company in Denver, Colorado. From 1985 to 1995 he served as President, owner and operator of a land and agricultural company based in Colorado and Wyoming. In 1995, Mr. Schoonmaker joined U.S. Energy, a publicly held mining and energy company, as a land manager and also became Executive Vice President and a director of Yellowstone Fuels Corporation, a subsidiary of U.S. Energy. In November 1999, U.S. Energy formed Rocky Mountain Gas, a coal bed natural gas company. He served as President, Chief Operating Officer and was a director of Rocky Mountain Gas from its inception until June 23, 2003.

Robert L. Cabes, Jr.  Mr. Cabes has served as a director since Pinnacle’s inception in June 2003. Mr. Cabes is a Partner of Avista Capital Holdings, L.P., a private equity firm focused on investments in the energy, media and healthcare sectors. From April 2001 to June 2005, Mr. Cabes served as a Principal of Global Energy Partners, or GEP, a specialty group within Credit Suisse’s asset management business that made investments in energy companies. Mr. Cabes currently serves as a director of Blake Offshore, Celtique Energie

Limited, Geokinetics, Inc., and Laramie Energy LLC. Manti Exploration LP, MedServe, Inc., Prior to joining GEP, Mr. Cabes was with Credit Suisse’s and Donaldson, Lufkin and Jenrette’s Investment Banking Division (prior to its acquisition by Credit Suisse in 2000) where he worked on debt and equity securities underwriting and mergers and acquisitions for energy companies. Before joining Donaldson, Lufkin and Jenrette, Mr. Cabes spent six years with Prudential Securities in its energy corporate finance group in Houston and New York. Mr. Cabes holds a B.B.A. from Southern Methodist University and is a CFA charterholder.

Susan C. Schnabel.  Ms. Schnabel has served as a director since July 2005. Ms. Schnabel has served as Managing Director with DLJ Merchant Banking Partners, the leveraged corporate private equity platform of Credit Suisse’s asset management business, since 1998. She joined Donaldson, Lufkin and Jenrette’s Investment Banking Division in 1990. In 1997, she left Donaldson, Lufkin and Jenrette’s Investment Banking Division to serve as Chief Financial Officer of PETsMART, a high growth specialty retailer of pet products and supplies, and joined DLJ Merchant Banking in her present capacity in 1998. Ms. Schnabel is also a director of Rockwood Holdings (NYSE: ROC), DeCrane Aircraft Holdings, Inc., Environmental Systems Products, Inc., Target Media Partners, Frontier Drilling and Laramie Energy, LLC. Ms. Schnabel received a B.S. from Cornell University and an M.B.A. from Harvard Business School.

CERTAIN PINNACLE RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Transactions with Officers and Directors

Messrs. Schoonmaker and Barnes and Steven A. Webster purchased 10,000, 10,000 and 9,091 shares, respectively, in Pinnacle’s 2006 private placement, at the same price per share and on the same terms as other purchasers in the private placement (including registration rights with respect to such shares).

Transactions with Pinnacle’s Founders

Transactions with DLJ Merchant Banking. At Pinnacle’s formation in June 2003, DLJ Merchant Banking contributed approximately $17.6 million cash in exchange for 1,250,000 shares of Pinnacle’s common stock, representing 25% of the common stock initially issued, Series A warrants for the purchase of 3,250,000 additional shares of common stock at an exercise price of $4.00 per share, and 130,000 shares of Pinnacle’s Series A Redeemable Preferred Stock. Through three subsequent financings, totaling approximately $26.5 million, DLJ Merchant Banking purchased 270,000 shares of Pinnacle’s Series A Redeemable Preferred Stock, Series A warrants to purchase an aggregate of 6,750,000 shares of common stock at an exercise price of $4.00 per share and Series B warrants to purchase an aggregate of 30,000 shares (750,000 shares post-split) of common stock at an exercise price of $0.01 per share. In November 2005, DLJ Merchant Banking exercised its Series B warrants to purchase 30,000 shares (750,000 shares post-split) of common stock at an exercise price of $0.01 per share. DLJ Merchant Banking is part of DLJ Merchant Banking Partners, which is a private equity investor with a 20-year history of investing in leveraged buyouts and related transactions across a broad range of industries. DLJ Merchant Banking Partners is part of the alternative investments platform within Credit Suisse’s asset management business.

In April 2006, Pinnacle completed a private offering of 12,835,230 shares of its common stock to qualified institutional buyers, non-U.S. persons and accredited investors. Prior to this private placement, DLJ Merchant Banking beneficially owned 100% of Pinnacle’s Series A Redeemable Preferred Stock and approximately 64.2% of Pinnacle’s outstanding common stock on a diluted basis giving effect to the exchange of all outstanding warrants and the cashless exercise of all outstanding options held by non-management stockholders. Immediately prior to the initial closing of the private placement, DLJ Merchant Banking exchanged all of its warrants for 6,894,380 shares of common stock in a tax-free reorganization based on the private placement price of $11.00 per share. Following the initial closing of the private placement, Pinnacle redeemed all of the outstanding shares of Series A Redeemable Preferred Stock with a portion of the proceeds it received in the private placement. Following the final closing of the private placement, Pinnacle used a portion of the proceeds it received in the private placement to repurchase an aggregate of 1,587,598 shares of common stock from DLJ Merchant Banking at $10.23 per share, the net price per share Pinnacle received in the private placement. On September 22, 2006, DLJ Merchant Banking purchased all of the shares of Pinnacle’s common stock held by U.S. Energy and its affiliates in a private transaction. After giving effect to the initial public offering and the sale of 258,614 shares of common stock by the selling stockholders upon the partial exercise of the over-allotment option, DLJ Merchant Banking beneficially owns approximately 33.1% of Pinnacle’s outstanding common stock. Please see “Security Ownership of Certain Beneficial Owners and Management” for more information regarding DLJ Merchant Banking’s ownership of Pinnacle.

Transactions with Other Initial Stockholders.  At Pinnacle’s formation in June 2003, CCBM, Inc., a subsidiary of Carrizo, and Rocky Mountain Gas, Inc., a former subsidiary of U.S. Energy, contributed interests in approximately 81,000 gross (40,000 net) acres, including proved producing properties and undeveloped leaseholds, valued at $15.0 million. In exchange, Pinnacle issued 1,875,000 shares of common stock and options to purchase an additional 1,250,000 shares of common stock to each of CCBM and Rocky Mountain Gas. The shares of common stock and options held by Rocky Mountain Gas were transferred to its affiliates, U.S. Energy and Crested Corp., in May 2005. The options, half of which were designated as Tranche A options and half of which were designated as Tranche B options, were exercisable for as long as CCBM or U.S. Energy, as the case may be, or their respective permitted transferees were owners of record of shares of Pinnacle’s common stock. The Tranche A options had an exercise price of $4.00 per share, increased by 10% per year, compounded quarterly, beginning on the date of issuance, or a $5.14 per share weighted average price as of April 11, 2006 (the initial closing date of Pinnacle’s private placement), and the Tranche B options had an exercise price of

$4.00 per share, increased by 20% per year, compounded quarterly, beginning on the date of issuance, or a $6.58 per share weighted average price as of April 11, 2006 (the initial closing date of Pinnacle’s private placement).

Prior to Pinnacle’s private placement, each of Carrizo and U.S. Energy beneficially owned approximately 17.7% of Pinnacle’s outstanding common stock on a diluted basis giving effect to the exchange of all outstanding warrants and cashless exercise of all outstanding options held by non-management stockholders. Immediately prior to the initial closing of the private placement, each of Carrizo and U.S. Energy entered into a cashless exercise of all of its Tranche A and Tranche B options to purchase 584,102 shares of common stock based on the private placement price of $11.00 per share. On September 22, 2006, DLJ Merchant Banking purchased all of the shares of Pinnacle’s common stock held by U.S. Energy and its affiliates in a private transaction. After giving effect to the initial public offering and the sale of 258,614 shares of common stock by the selling stockholders upon the partial exercise of the over-allotment option, Carrizo beneficially owns approximately 8.4% of Pinnacle’s outstanding common stock. Please see “Security Ownership of Certain Beneficial Owners and Management” for more information regarding DLJ Merchant Banking’s and Carrizo’s ownership of Pinnacle.

Amended and Restated Securityholders Agreement with DLJ Merchant Banking and Other Significant Stockholders. Pursuant to the securityholders agreement among Pinnacle, DLJ Merchant Banking, CCBM, U.S. Energy, Crested, Carrizo and Mr. Schoonmaker, DLJ Merchant Banking and affiliates of Carrizo and U.S. Energy had the right, prior to the private placement, to designate members of the board of directors. Prior to the private placement, DLJ Merchant Banking elected four directors, U.S. Energy elected two directors and Carrizo elected two directors to the board. In connection with the sale of all of U.S. Energy’s common stock to DLJ Merchant Banking, the U.S. Energy designees resigned from Pinnacle’s board of directors effective as of September 25, 2006. The board members designated by DLJ Merchant Banking and Carrizo will continue to serve on Pinnacle’s board of directors until the expiration of their respective terms. However, the right of Pinnacle’s significant stockholders to designate new directors pursuant to the securityholders agreement terminated upon the closing of the private placement.

Subject to certain restrictions, the securityholders agreement also provides DLJ Merchant Banking and CCBM certain rights to require Pinnacle to register shares of Pinnacle’s common stock. DLJ Merchant Banking may require Pinnacle to register shares of common stock on up to three occasions. At any time after this registration statement becomes effective CCBM has the right on one occasion to require Pinnacle to register shares of common stock, provided that CCBM holds of record not less than 10% of Pinnacle’s common stock on a fully diluted basis. Pinnacle is not obligated to effect a demand registration in any case unless the proposed offering proceeds for an offering equal or exceed $25 million. In addition, these stockholders also have piggyback registration rights.

Pinnacle has agreed to pay most offering fees and expenses associated with the registration and offering of these shares, other than underwriting fees, discounts or commissions. Pinnacle has also agreed to indemnify these stockholders and their officers, directors, partners, legal counsel and other listed representatives against certain losses, claims, damages or liabilities in connection with the registered offering of their shares.

Transactions between Pinnacle’s Initial Stockholders

On September 22, 2006, DLJ Merchant Banking purchased all of the shares of Pinnacle’s common stock held by U.S. Energy and its affiliates in a private transaction for an aggregate cash purchase price of $13.8 million.

CHANGE IN INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Pinnacle dismissed PricewaterhouseCoopers LLP, Pinnacle’s previous independent auditors, on September 19, 2005 based on the recommendation of Pinnacle’s board of directors. Pinnacle did not have any disagreements with PricewaterhouseCoopers regarding any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure which disagreement would have caused PricewaterhouseCoopers to make reference to the subject matter of the disagreement in connection with their audit report. PricewaterhouseCoopers’ audit reports on Pinnacle’s financial statements did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Quest

The following table sets forth information as of December 31, 2007 concerning the shares of Quest common stock beneficially owned by (a) each person known by Quest, solely by reason of Quest’s examination of Schedule 13D and 13G filings made with the SEC and by information voluntarily provided to Quest by certain stockholders, to be the beneficial owner of 5% or more of Quest’s outstanding common stock, (b) each of Quest’s directors, (c) each of the executive officers named in Quest’s summary compensation table included in the proxy statement for its 2007 annual stockholders meeting and (d) all current directors and executive officers of Quest as a group. If a person or entity listed in the following table is the beneficial owner of less than one percent of Quest’s common stock outstanding, this fact is indicated by an asterisk in the table. The percentages of ownership and the number of shares beneficially owned are disproportionate due to joint beneficial ownership making the notes following the table essential for a complete understanding of Quest’s ownership structure.

	Pre Merger		Post Merger
	Number of		Number of
	Shares of		Shares of
	Common Stock		Common Stock
	Beneficially	Percent	Beneficially	Percent
Name and Address of Beneficial Owner	Owned(1)	of Class	Owned(1)	of Class

Advisory Research, Inc.(2), 180 North Stetson, Suite 5500 Chicago, IL 60601	1,843,902	7.7%	1,843,902	4.7%
Jerry D. Cash(3) 210 Park Avenue, Suite 2750 Oklahoma City, OK 73102	1,790,245	7.6%	1,790,245	4.5%
Wellington Management Company, LLP(4). 75 State Street Boston, MA 02109	1,624,100	6.9%	1,624,100	4.1%
Scott Bedford c/o Peninsula Capital Management, LP 235 Pine Street, Suite 1818 San Francisco, CA 94104	1,315,195	5.6%	1,315,195	3.3%
James B. Kite, Jr.(5)(6)(11)	946,157	4.0%	946,157	2.4%
David Grose(7)	176,576	*	176,576	*
John C. Garrison(5)	96,053	*	96,053	*
David W. Bolton(8)	85,236	*	85,236	*
Richard Marlin(9)	67,404	*	67,404	*
Jon H. Rateau(5)	30,000	*	30,000	*
N. Malone Mitchell, 3rd(10)(11)	13,220	*	13,220	*
William H. Damon III(10)	10,000	*	10,000	*
Pre Merger:
All Directors and Executive Officers as a Group (13 Persons)	3,452,191	14.5%	N/A	N/A
Post Merger (including directors and officers of Pinnacle who will continue as directors and/or executive officers of Quest):
All Directors and Executive Officers as a Group (14 Persons)(11)	N/A	N/A	2,597,892	6.6%

*	Less than 1%.

(1)	The number of shares beneficially owned by the entities above is determined under rules promulgated by the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose.

Under such rules, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares that the individual has the right to acquire within 60 days through the exercise of any stock option or other right. The inclusion herein of such shares, however, does not constitute an admission that the named stockholder is a direct or indirect beneficial owner of such shares. Unless otherwise indicated, each person or entity named in the table has sole voting power and investment power (or shares such power with his or her spouse) with respect to all shares of capital stock listed as owned by such person or entity.

(2)	Advisory Research, Inc. (“ARI”) is the general partner and investment manager of Advisory Research Micro Cap Value Fund, L.P. (“Advisory Micro Cap”) (which owns 941,250 shares) and Advisory Research Energy Fund, L.P. (“Advisory Energy”) (which owns 736,335) and is registered under the Investment Advisers Act of 1940. By virtue of investment management agreements with each of Advisory Micro Cap, Advisory Energy, and other discretionary client funds, ARI is deemed to have beneficial ownership over the 1,781,602 shares.

(3)	Includes (i) 1,200 shares owned by Mr. Cash’s wife, Sherry J. Cash, (ii) 7,678 shares held in Mr. Cash’s retirement account (Mr. Cash does not have voting rights with respect to the shares held in his profit sharing retirement account) and (iii) 493,080 restricted shares, which are subject to vesting. Mr. Cash disclaims beneficial ownership of the shares owned by Sherry J. Cash. In addition, Mr. Cash is entitled to receive 5,185 bonus shares upon satisfaction of certain vesting requirements. Mr. Cash does not have the ability to vote these bonus shares. Of the 1,790,245 shares beneficially owned by Mr. Cash, 848,458 have been pledged to secure a personal loan.

(4)	Wellington Management Company, LLP (“Wellington”) is the investment manager and adviser to clients that own a total of 1,624,100 shares of our common stock and is registered under the Investment Advisers Act of 1940, as amended. Wellington, in such capacity, is deemed to share beneficial ownership over the shares held by its client accounts. None of Wellington’s individual clients owns more than 5% of our outstanding shares of common stock.

(5)	Includes options to acquire 30,000 shares of our common stock that are immediately exercisable.

(6)	Includes 916,157 shares owned by McKown Point LP, a Texas Limited Partnership. Easterly Family Investments LLC is the sole general partner of McKown Point LP. Easterly Family Investments LLC is wholly owned by the Virginia V. Kite GST Exempt Trust for James B. Kite, Jr. Mr. Kite and Bank of Texas, N.A. are the trustees of the Virginia V. Kite GST Exempt Trust for James B. Kite, Jr. Easterly Family Investments LLC, the Virginia V. Kite GST Exempt Trust for James B. Kite, Jr. and James B. Kite, Jr. may be deemed to have beneficial ownership of the shares owned by McKown Point LP.

(7)	Includes (i) 3,281 shares held in Mr. Grose’s retirement account (Mr. Grose does not have voting rights with respect to these shares) and (ii) 105,000 restricted shares, which are subject to vesting. In addition, Mr. Grose is entitled to receive 3,565 bonus shares upon satisfaction of certain vesting requirements. Mr. Grose does not have the ability to vote these bonus shares.

(8)	Includes 65,000 restricted shares, which are subject to vesting. In addition, Mr. Bolton is entitled to receive 1,109 bonus shares upon satisfaction of certain vesting requirements. Mr. Bolton does not have the ability to vote these bonus shares.

(9)	Includes (i) 8,258 shares held in Mr. Marlin’s retirement account (Mr. Marlin does not have voting rights with respect to the these shares) and (ii) 45,000 restricted shares, which are subject to vesting. In addition, Mr. Marlin is entitled to receive 2,062 bonus shares upon satisfaction of certain vesting requirements. Mr. Marlin does not have the ability to vote these bonus shares.

(10)	Includes options to acquire 10,000 shares of our common stock that are immediately exercisable.

(11)	Excludes Messrs. Kite and Mitchell, who will resign from Quest’s board of directors at the closing of the merger, and includes Ms. Schnabel and Mr. Cabes, who will be appointed to Quest’s board of directors and Mr. Schoonmaker, who will become an executive officer of Quest at the closing of the merger. See “— Pinnacle” below for the number of shares of Quest common stock to be owned by Ms. Schnabel and Messrs. Schoonmaker and Cabes.

Pinnacle

The following table sets forth information as of September 15, 2007 concerning the shares of Pinnacle’s capital stock beneficially owned by:

•	each person known by Pinnacle to be the beneficial owner of 5% or more of Pinnacle’s outstanding common stock;

•	each of the directors of Pinnacle;

•	the chief executive officer, chief financial officer and three most highly compensated executive officers of Pinnacle; and

•	all directors, nominees and executive officers as a group.

Except as indicated by footnote, and subject to applicable community property laws, the persons named in the table below have sole voting and investment power with respect to all shares of capital stock shown as beneficially owned by them, and their address is c/o Pinnacle Gas Resources, Inc., 1 E. Alger, Sheridan, Wyoming 82801.

	Pre Merger		Post Merger
	Number of		Number of
	Shares of		Shares of
	Pinnacle		Quest
	Common Stock		Common Stock
	Beneficially	Percent	Beneficially	Percent
Name and Address of Beneficial Owner	Owned(1)	of Class	Owned(1)	of Class

DLJ Merchant Banking Partners III, L.P. and affiliated funds(2)	9,599,502	33.1%	5,066,617	12.9%
CCBM, Inc.(3)	2,423,753	8.4	1,279,256	3.3%
Peter G. Schoonmaker(4)	176,500	*	98,170	*
Ronald T. Barnes(5)	141,750	*	79,640	*
Steven A. Webster(6)†	15,636	*	8,252	*
Robert L. Cabes, Jr.†	6,545	*	3,454	*
Thomas G. McGonagle††	14,500	*	7,653	*
Jeffrey P. Gunst†	6,545	*	3,454	*
Sylvester P. Johnson, IV†(7)	6,545	*	3,454	*
F. Gardner Parker†	6,545	*	3,454	*
Susan C. Schnabel†	6,545	*	3,454	*
All Directors and executive officers as a Group (9 Persons)	338,043	*	210,985	*

*	Less than 1%.

(1)	The number of shares beneficially owned is determined under rules promulgated by the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares that the individual has the right to acquire within 60 days through the exercise of any stock option or other right. The inclusion herein of such shares, however, does not constitute an admission that the named stockholder is a direct or indirect beneficial owner of such shares. Unless otherwise indicated, each person or entity named in the table has sole voting power and investment power (or shares such power with his or her spouse) with respect to all shares of capital stock listed as owned by such person or entity.

(2)	Includes shares of common stock held by the DLJ Merchant Banking funds, including: (i) DLJ Merchant Banking Partners III, L.P.; (ii) DLJ Merchant Banking III, Inc., as Advisory General Partner on behalf of DLJ Offshore Partners III, C.V.; (iii) DLJ Merchant Banking III, Inc., as Advisory General Partner on behalf of DLJ Offshore Partners III-1, C.V. and as attorney-in-fact for DLJ Merchant Banking III, L.P., as

Associate General Partner of DLJ Offshore Partners III-1, C.V.; (iv) DLJ Merchant Banking III, Inc., as Advisory General Partner on behalf of DLJ Offshore Partners III-2, C.V. and as attorney-in-fact for DLJ Merchant Banking III, L.P., as Associate General Partner of DLJ Offshore Partners III-2, C.V.; (v) DLJ MB Partners III GmbH & Co. KG; (vi) Millennium Partners II, L.P.; and (vii) MBP III Plan Investors, L.P.

Credit Suisse, a Swiss bank (the “Bank”), owns the majority of the voting stock of Credit Suisse Holdings (USA) Inc., a Delaware corporation, which in turn owns all of the voting stock of Credit Suisse (USA) Inc., a Delaware corporation (“CS-USA”). The entities discussed in the above paragraph are merchant banking funds managed by indirect subsidiaries of CS-USA and form part of Credit Suisse’s asset management business. The ultimate parent company of the Bank is Credit Suisse Group (“CSG”). CSG disclaims beneficial ownership of the reported common stock that is beneficially owned by its direct and indirect subsidiaries.

All of the DLJ Merchant Banking entities can be contacted at Eleven Madison Avenue, New York, New York 10010-3629 except for the three “Offshore Partners” entities, which can be contacted at John B. Gosiraweg, 14, Willemstad, Curacao, Netherlands Antilles.

(3)	The address of each of Carrizo and CCBM, Inc. is 1000 Louisiana Street, Suite 1500, Houston, Texas 77002. CCBM, Inc. is a wholly owned subsidiary of Carrizo. Includes 6,545 shares of restricted common stock granted to Mr. Johnson that he is obligated to transfer to CCBM, Inc. upon vesting.

(4)	Includes 82,500 shares issuable within 60 days upon exercise of options granted under Pinnacle’s 2003 Stock Option Plan. Also includes 54,000 shares issuable within 60 days upon exercise of options granted under Pinnacle’s Stock Incentive Plan but does not include 96,000 shares underlying options that are not exercisable within 60 days granted under Pinnacle’s Stock Incentive Plan. The number of shares also includes 10,000 shares that were purchased in Pinnacle’s private placement and 30,000 shares of restricted common stock granted under Pinnacle’s Stock Incentive Plan. Post Merger amounts (i) assume all stock options are cashed out in accordance with the terms of the merger agreement and (ii) include 77,058 restricted shares of Quest common stock to be issued to Mr. Schoonmaker pursuant to the terms of the merger agreement.

(5)	Includes 111,750 shares of common stock issuable within 60 days upon exercise of options granted under Pinnacle’s Stock Incentive Plan but does not include 90,750 shares of common stock underlying options that are not exercisable within 60 days granted under Pinnacle’s Stock Incentive Plan. The number of shares also includes 10,000 shares that were purchased in Pinnacle’s private placement and 20,000 shares of restricted common stock granted under Pinnacle’s Stock Incentive Plan. Post Merger amounts (i) assume all stock options are cashed out in accordance with the terms of the merger agreement and (ii) include 63,806 restricted shares of Quest common stock to be issued to Mr. Barnes pursuant to the terms of the merger agreement.

(6)	Includes 9,091 shares that were purchased in Pinnacle’s private placement.

(7)	Mr. Johnson is obligated to transfer to CCBM, Inc. upon vesting any shares of restricted common stock granted to him as a non-employee director.

†	Includes 4,545 shares of restricted common stock granted to each of Pinnacle’s non-employee directors under Pinnacle’s stock incentive plan, effective as of April 11, 2006. These shares of restricted common stock vest 33%, 33%, and 34% over three years, beginning on the first anniversary of the date of grants. Also includes 2,000 shares of restricted common stock granted to each of Pinnacle’s non-employee directors under Pinnacle’s stock incentive plan, effective as of February 12, 2007. These shares of restricted common stock vest on the first anniversary of the effective date of the grants.

††	Includes 4,500 shares of restricted common stock granted to Mr. McGonagle under Pinnacle’s Stock Incentive Plan, effective as of August 22, 2007. These shares of restricted common stock vest 33%, 33% and 34% over three years, beginning on the first anniversary of the effective date of the grant.

THE MERGER

General Description of the Merger

Prior to entering into the merger agreement with Pinnacle, Quest created and incorporated Quest MergerSub, Inc., a Delaware corporation and wholly-owned subsidiary of Quest. Pursuant to the merger agreement, Quest MergerSub will be merged with and into Pinnacle with Pinnacle being the surviving entity. Each share of Pinnacle common stock outstanding prior to the merger will be exchanged for 0.5278 shares of Quest common stock. At the effective time of the merger, each share of Pinnacle common stock issued and held in Pinnacle’s treasury or owned by Quest (or any of their respective wholly-owned subsidiaries) will be canceled without payment of any consideration. As a result of the merger, Pinnacle will become a wholly-owned subsidiary of Quest. Following the merger, current Quest stockholders will own approximately 60.5% of Quest and current Pinnacle stockholders will own approximately 39.5% of Quest.

The merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder. Accordingly, the merger is expected to be a tax-free transaction for the stockholders of both companies.

Background of the Merger

Each of Quest’s and Pinnacle’s board of directors has from time to time engaged with its senior management in reviews of strategic alternatives and potential business combination transactions, including opportunities with other coalbed methane and resource development companies, to enhance stockholder value of their respective companies. The senior management of each of Quest and Pinnacle has also engaged from time to time in preliminary discussions with other industry participants regarding the possibility of such business combination transactions and regularly reported these discussions to their respective board of directors.

Beginning on November 28, 2006 and continuing in early 2007, Jerry Cash, the Chief Executive Officer of Quest and Peter G. Schoonmaker, the Chief Executive Officer of Pinnacle, discussed the possibility of various transactions involving the two companies, including the potential of a cash and stock offer for all of Pinnacle’s assets. On December 3, 2006, Mr. Schoonmaker reported his initial discussions with Mr. Cash to the chairman of the Pinnacle board of directors and certain other directors. The companies executed a Confidentiality Agreement, dated December 7, 2006, which initiated an exchange of data between the companies.

In December 2006, Friedman, Billings, Ramsey & Co., Inc. (“FBR”) presented a preliminary analysis of a merger between Quest and Pinnacle to Quest management.

In January 2007, management and department heads from each company traveled to the other company’s headquarters to review operations, production, geology and reserves and to otherwise conduct initial due diligence. Engineers, geologists and operating personnel from both companies began an extensive review of each company’s independent reserve reports, and conducted an analysis of each company’s reserves and results in conjunction with independent reserve engineers. Over the next two months, each operational group completed a detailed review of the other company’s production and development plan. Also in January 2007, FBR presented an updated analysis of the merger to Quest management.

In February 2007, both companies exchanged year-end reserve reports and updated financial models in an effort to define a possible range of valuations for each respective company that would be acceptable and enhance value for each company’s stockholders. After review of other possible business combinations with its board of directors, Pinnacle management decided to focus on the business combination of Quest and Pinnacle. In February 2007, FBR provided a presentation of an updated merger analysis to Quest management.

On March 13, 2007, the Pinnacle board of directors held a special meeting at which the board of directors discussed, among other matters, potential strategic alternatives, including a potential merger with Quest.

In April 2007, Messrs. Cash and Schoonmaker discussed general potential financial terms under which a business combination could take place. Mr. Schoonmaker and Mr. Cash informed their respective boards of directors of the general range of valuations that was being reflected by the companies’ respective evaluations. On April 20, 2007, FBR presented an updated analysis of a potential merger with Pinnacle to Quest management. At this time, the boards of directors and management of each company independently determined that the parties should not pursue a business combination, because the parties could not agree on the financial terms of a transaction.

In late April 2007, Pinnacle’s board of directors decided to continue with its previously announced financing of the company’s development plan through an initial public offering of Pinnacle’s common stock. Pinnacle successfully completed the initial public offering on May 15, 2007. FBR acted as bookrunning manager for the transaction.

In May 2007, Quest’s board decided to pursue the formation of Quest Energy Partners, L.P. and to undertake an initial public offering of its common units.

On June 7, 2007, Mr. Cash recommenced the dialogue with Mr. Schoonmaker regarding the possibility of a business combination between Quest and Pinnacle while both attended an investor conference at which Mr. Cash and Mr. Schoonmaker participated in a panel discussion with other coalbed methane company representatives. Mr. Cash and Mr. Schoonmaker engaged in a further, more detailed and lengthy discussion on June 8, 2007.

In June 2007, Pinnacle asked Jefferies to provide a preliminary financial review and analysis of Pinnacle, Quest and the possible business combination. On June 11, 2007, Jefferies sent a preliminary due diligence request list to Quest.

On June 20, 2007, Messrs. Cash and Schoonmaker held extensive discussions on a possible business combination in Quest’s offices, focusing on operational issues and board positions for a combined company. On June 21, 2007, Jefferies’ analytical team met with Quest’s senior management at its offices in Oklahoma, where Quest’s senior management reviewed and discussed geologic, reserve, operational and financial information.

On July 3, 2007, Quest requested FBR to provide an updated financial review of the combination of the assets of Quest and Pinnacle. FBR sent an updated due diligence request list to Pinnacle. On July 3, 2007, Jefferies also reviewed with Pinnacle’s senior management and certain directors the CIG gas pricing, trading prices for small-capitalization exploration and production companies and potential strategic alternatives.

On July 5, 2007, Messrs. Cash and Schoonmaker discussed possible deal structures and the form of consideration to be proposed. This discussion resulted in the parties focusing on a merger of equals in a stock-for-stock transaction with respective ownership of the combined company to be determined on a fixed percentage basis. This methodology was decided on because of the volatility of each company’s stock and small daily trading volumes. A general range of values was determined based on each company’s current stock prices. On the same date, Mr. Cash consulted with Stinson Morrison Hecker LLP, outside counsel to Quest, and Mr. Schoonmaker consulted with Andrews Kurth LLP, outside legal counsel to Pinnacle, in separate conference calls to discuss preliminary legal issues and other matters relating to a possible business combination and to begin coordinating due diligence. Mr. Cash also discussed with counsel the potential effect of a merger transaction on the timing of the Quest Energy Partners, L.P. initial public offering. Also on that date, FBR presented an updated merger analysis to Quest management.

On July 16, 2007, the Pinnacle board of directors held a special meeting at which the board of directors discussed with Pinnacle management, Jefferies and Andrews Kurth the potential strategic combination with Quest, alternative strategic combinations, the potential benefits and risks of a combination with Quest, and the fiduciary duties of directors in connection with the consideration of a business combination.

On July 19, 2007, Quest Energy Partners, L.P. filed a registration statement with the SEC in connection with its initial public offering.

On July 23, 2007, the board of directors of Pinnacle held a special meeting at which Pinnacle’s senior management discussed a potential transaction with Quest. The Pinnacle board of directors discussed the general strategic and financial rationale for the proposed transaction and the general anticipated structure of the proposed transaction. At this meeting, the Pinnacle board of directors also authorized Pinnacle’s senior management to negotiate economic terms with Jefferies as financial advisor, subject to final board review and approval. Alternative business combination opportunities were also discussed in detail, but the board decided a focus on the potential strategic combination with Quest appeared to present the highest potential value for Pinnacle stockholders.

In late July and early August 2007, Mr. Schoonmaker contacted Pinnacle board members individually to discuss general operations at Pinnacle as well as to update them on the status of the potential transaction with Quest and the status and evaluations of other alternative potential business combinations.

On August 13, 2007, the Pinnacle board of directors held a special meeting at which the board discussed, among other matters, the proposed transaction with Quest and the current volatility in the share prices of Pinnacle and Quest.

On August 29, 2007, FBR presented an updated analysis of the proposed merger to Quest management.

By letter dated September 13, 2007, Quest entered into an engagement letter with FBR to act as financial advisor to Quest in connection with the proposed transaction on September 17, 2007.

In September 2007, Jefferies and FBR substantially completed their respective financial analyses for a potential business combination between Pinnacle and Quest. On September 20, 2007, Messrs. Cash and Schoonmaker participated in a conference call with counsel and financial advisors to Quest and Pinnacle on which the parties discussed a general range of valuations and certain proposed deal terms. Mr. Schoonmaker indicated the range of ownership that was set forth by Quest’s original proposed valuations would not be acceptable and would be rejected by Pinnacle’s board of directors.

On September 24, 2007, Messrs. Cash and Schoonmaker held a teleconference with counsel and financial advisors to Quest and Pinnacle to discuss the schedule and process for a proposed business combination. The parties agreed to focus initially on determining the relative values for each company’s common stock for purposes of establishing an exchange ratio based on those valuations.

On September 27, 2007, Pinnacle’s board of directors held a meeting for the purpose of allowing Pinnacle’s senior management to update board members on the status of discussions and negotiations. In addition, representatives of Jefferies and Andrews Kurth LLP also participated in the meeting. At the meeting, Jefferies provided the Pinnacle board of directors with further updates on its preliminary financial analysis. Jefferies also informed the Pinnacle board of directors that Quest had indicated a non-binding proposal of a 38 percent ownership interest in the combined company for Pinnacle stockholders. Based on these discussions and comments from directors, Mr. Schoonmaker informed Mr. Cash in a phone conversation on the same date that the position of the Pinnacle board of directors was that the Pinnacle stockholders should hold a 55-60 percent ownership interest in the combined company following the transaction.

On October 1, 2007, Mr. Cash and Mr. Schoonmaker held another teleconference during which Mr. Cash outlined and discussed a proposed range of 38-40 percent ownership in the combined company for Pinnacle stockholders.

Following this conference call, on October 1, 2007, Pinnacle’s board of directors held a special meeting at which senior management summarized Quest’s terms. Pinnacle’s management and board of directors discussed the benefits and risks associated with the proposed business combination with Quest, including the risk of Quest not completing the proposed initial public offering by Quest Energy Partners, L.P. Jefferies also provided to Pinnacle’s board of directors its latest analysis of merger terms. The board of directors also reviewed the engagement letter between Pinnacle and Jefferies. The Pinnacle board of directors rejected the terms most recently proposed by Quest, but authorized senior management and Andrews Kurth LLP to begin negotiating a merger agreement with Quest and its counsel that included a 45 percent ownership interest in the combined company for Pinnacle stockholders.

In a subsequent conference call on October 1, 2007, Messrs. Cash and Schoonmaker agreed that Pinnacle’s stockholders should receive an ownership interest in the combined company of approximately 45 percent, with Quest’s current stockholders maintaining an approximate 55 percent ownership interest in the combined company.

During the period from October 1 to October 15, 2007, Quest and Pinnacle, and their respective counsel and financial advisors, continued negotiations. Concurrently with these negotiations, Quest and Pinnacle and their respective legal advisors and other representatives commenced the legal due diligence and continued financial and other due diligence.

By letter dated October 8, 2007, Pinnacle entered into an engagement letter with Jefferies Randall & Dewey, a division of Jefferies & Company, Inc., to act as financial advisor to Pinnacle in connection with the proposed transaction.

On October 9, 2007, Mr. Schoonmaker met with Mr. Cash at Quest’s offices in Oklahoma to further define deal terms, management expectations and personnel issues. The officers discussed in detail the structure of Pinnacle management post-merger by centralized control or decentralized control. At this meeting, Messrs. Schoonmaker and Cash determined that the likely structure would be to continue Pinnacle as a wholly owned subsidiary of Quest operated and managed by Pinnacle’s existing management team with general oversight by Quest management.

On October 13, 2007, Quest’s board of directors held a special meeting to consider the proposed merger and the proposed terms and conditions to the merger agreement that had been negotiated by the management teams of Pinnacle and Quest. All of the directors of Quest were present at the meeting. Representatives of FBR and Stinson Morrison Hecker LLP also participated in the meeting. Mr. Cash updated the board on the proposed acquisition by merger. Representatives of Stinson Morrison Hecker made a presentation regarding legal matters and discussed the legal terms of the merger agreement with the board. Representatives of FBR discussed the history and operations of Pinnacle. The Quest board engaged in a discussion of the status of the negotiations and the risks and benefits of the proposed transaction.

On October 15, 2007, Pinnacle’s board of directors held a special meeting to consider the proposed merger and the proposed terms and conditions to the merger agreement that had been negotiated by the management teams of Pinnacle and Quest. All of the directors of Pinnacle attended the meeting. In addition, representatives of Jefferies and Andrews Kurth also participated in the meeting. Mr. Schoonmaker made a presentation to the board regarding the proposed merger. Representatives of Andrews Kurth discussed with the Pinnacle board the legal terms of the merger agreement and made a presentation regarding legal matters. Representatives of Jefferies presented a financial analysis of the exchange ratio and delivered their oral opinion (which was subsequently confirmed in writing) that, as of the date of the opinion and based on and subject to matters described in the opinion, the exchange ratio provided for in the merger agreement was fair, from a financial point of view, to Pinnacle stockholders (other than Quest and its affiliates). The Pinnacle board of directors then discussed the reasons for the merger, including the financial analysis and the benefits and risks associated with the merger. After deliberation, the Pinnacle board unanimously determined that the merger was advisable and in the best interests of Pinnacle and its stockholders, approved the merger agreement, and recommended that the Pinnacle stockholders vote in favor of the merger agreement.

On October 15, 2007, Quest’s board of directors held a special meeting to consider the proposed merger and the proposed terms and conditions to the merger agreement that had been negotiated by the management teams of Pinnacle and Quest. All of the Quest directors attended the meeting. Representatives of FBR presented a valuations analysis and a brief overview of the terms of the transaction and delivered their oral opinion (which was subsequently confirmed in writing) that, as of the date of the opinion and based on and subject to matters described in the opinion, the exchange ratio provided for in the merger agreement was fair, from a financial point of view, to Quest’s stockholders. Representatives of Stinson Morrison Hecker provided an update on the status of the negotiations and the substantive changes to the form of merger agreement previously reviewed by the board. The Quest board of directors then discussed the valuation analysis and the terms of the merger agreement. After deliberation, the Quest board of directors unanimously approved the merger agreement, determined that the terms of the merger were fair and advisable and in the best interests of

Quest and its stockholders, and recommended that the stockholders of Quest vote in favor of the issuance of Quest common stock in the merger.

Prior to the opening of the market on October 16, 2007, following approval of the merger agreement by the boards of directors of both companies, the two chief executive officers signed the merger agreement and signature pages were exchanged. Early in the morning of October 16, 2007, the parties publicly announced the execution of the merger agreement.

In mid-December 2007, Quest requested updated financial forecasts, including sensitivity cases, from Pinnacle.

On January 21, 2008, Pinnacle delivered to Quest updated financial forecasts, including sensitivity cases, for 2008.

On January 22, 2008, Pinnacle delivered to Quest a preliminary draft of its NSAI December 31, 2007 reserve report and a modified version of the NSAI reserve report using the natural gas prices that were used by FBR and Jefferies in evaluating the merger in October 2007 (the “2007 Consistent Pricing Pinnacle Reserve Report”).

Quest management and FBR reviewed the updated 2008 financial forecasts, including sensitivity cases, and the 2007 Consistent Pricing Pinnacle Reserve Report. FBR updated its financial review and analysis of the merger using the same methodology that it had used in connection with its October 15, 2007 fairness opinion. Based on the results of these reviews and analyses, Quest and FBR concluded that the 2007 Consistent Pricing Pinnacle Reserve Report was materially different from the forecast that had been supplied to Quest and FBR in connection with the approval of the merger in October 2007. Specifically, the production profile for Pinnacle wells (especially in the early years), the PV-10 value of the reserves (using the same assumed prices for natural gas) and the allocation of reserves among the proved, probable and possible categories appeared to have material changes.

On January 23, 2008, Mr. Cash delivered to Messrs. Schoonmaker and Barnes an updated analysis of the 2007 Consistent Pricing Pinnacle Reserve Report and the 2008 Pinnacle financial forecast completed by FBR.

On January 23 and 24, 2008, Mr. Cash had several telephone calls with Messrs. Schoonmaker and Webster during which Mr. Cash advised Messrs. Schoonmaker and Webster that due to the change in the production profile for the Pinnacle wells (especially in the early years), the PV-10 value of the reserves and the allocation of reserves among the proved, probable and possible categories, Quest management was of the opinion that the previously agreed upon exchange ratio in the merger agreement should be revised so that the Quest’s stockholders would own a larger percentage of the combined company. In addition, Messrs. Cash, Schoonmaker and Webster discussed the opposition of Advisory Research, Inc. to the merger and the potential difficulty in obtaining approval of the Quest’s stockholders. Mr. Cash informed Messrs. Schoonmaker and Webster that Quest’s position was that the Pinnacle stockholders should hold only a 35 percent ownership interest in the combined company following the close of the transaction.

On January 25, 2008, Mr. Schoonmaker delivered a letter to Mr. Cash in which Pinnacle stated the disagreement of Pinnacle’s board of directors with the initial analysis presented by Quest and FBR, sought clarification of Quest’s position and requested written notice that the Quest board intended to make a “Quest Adverse Recommendation Change” (as defined in the merger agreement) unless the Pinnacle board was willing to amend the exchange ratio in the merger agreement.

On January 29, 2008, the Quest board of directors held a special meeting at which Quest management updated its board of directors as to the discussions and negotiations that had been occurring between Quest and Pinnacle and Mr. Schoonmaker’s January 25, 2008 letter to Mr. Cash. Mr. Damon was unable to attend this meeting. In addition, representatives of FBR and Stinson Morrison Hecker also participated in the meeting. At the meeting, FBR discussed with Quest management the updated financial analysis and review that had been presented to Pinnacle and advised the board that based on the updated information from Pinnacle, the terms of the merger were materially less attractive to Quest stockholders than when the transaction was originally approved in October 2007. Representatives of Stinson Morrison Hecker made a presentation regarding legal matters and the relevant provisions of the merger agreement. The board of directors then discussed the updated information received from Pinnacle, FBR’s analysis of the information and relevant provisions of the merger agreement. The Quest board of directors also discussed the opposition of Advisory Research to the merger. After deliberation, the members of the Quest board of directors that were present at the meeting unanimously instructed Mr. Cash to send a notice to the Pinnacle board of directors stating that the Quest board of directors intended to make a Quest Adverse Recommendation Change thereby commencing the five business day period during which Pinnacle had the option to propose changes to the financial terms of the merger agreement. Later that day, Mr. Cash sent the notice to the Pinnacle board of directors.

On January 30, 2008, Messrs. Cash and Schoonmaker discussed issues raised in the letters and the percentage ownership in the combined company for the Pinnacle stockholders. The parties concluded the percentage for the respective board discussions should be in the range of 39-40 percent.

On January 31, 2008, Pinnacle’s board of directors met to discuss Pinnacle’s response to the issues raised by Quest. At this meeting, Pinnacle’s management and board discussed that drilling had been curtailed during the fourth quarter of 2007 due to lower gas prices in the Rocky Mountains and takeaway capacity issues that affected regional participants in the industry generally. This business decision to delay drilling led to Pinnacle’s conservation of more cash than previously forecast as of year-end 2007, but the delayed drilling was also partially responsible for extending forecast production and related cash flows into later periods, which in turn are reasonably expected to affect certain reserve data in Pinnacle’s final December 31, 2007 reserve report (which remained subject to completion as of February 6, 2008). The Pinnacle board believed it to be in the interest of Pinnacle for Jefferies to request and analyze more recent Quest preliminary reserve information and management forecasts regarding Quest in order for Jefferies to present an updated analysis to the Pinnacle board, for Mr. Webster and Mr. Schoonmaker to continue discussions with Quest regarding Quest’s proposals for an amended transaction, but Pinnacle’s directors expressed concerns about future deal protections under any revised transaction. The Pinnacle board also reviewed and authorized the delivery of a response letter to Quest regarding certain issues presented by Quest.

On January 31, 2008, Pinnacle delivered another response letter to Quest in which it detailed reasons why Pinnacle believed that no material adverse effect had occurred with respect to it under the merger agreement and that the Quest board could continue to recommend the merger on its existing terms, including the continued existence of all of Quest’s original material strategic considerations for the strategic combination and certain beneficial changes that occurred for Pinnacle since the date of the original merger agreement.

Between January 31, 2008 and February 3, 2008, Quest and FBR provided additional reserve and financial data to Jefferies and Pinnacle, and Jefferies reviewed and analyzed the data for the Pinnacle board. Jefferies provided an update of the status of its analysis to Pinnacle management, certain directors and counsel to Pinnacle on February 2, 2008.

On February 3, 2008, Messrs. Cash and Webster discussed a proposed revised transaction structure in which the Pinnacle stockholders would receive a 39.5 percent ownership interest in the combined company at the close of the transaction. Mr. Webster and Mr. Cash each agreed to take this proposed revised exchange ratio back to their respective boards of directors for consideration.

On the morning of February 4, 2008, Pinnacle’s board of directors held a special meeting to consider the proposed amendments to the terms of the merger agreement that had been proposed and discussed by the management teams of Pinnacle and Quest. All of the directors of Pinnacle attended the meeting. In addition, representatives of Jefferies and Andrews Kurth also participated in the meeting. Mr. Webster and Mr. Schoonmaker discussed their most recent conversations with Mr. Cash regarding the proposed amendments. Representatives of Andrews Kurth discussed with the Pinnacle board the legal terms of the proposed amendments. Representatives of Jefferies presented an updated model regarding the pro forma combined company based on preliminary forecasts provided by the management of Quest and Pinnacle, the effects of the revised exchange ratio and a brief overview of the proposed modified terms of the transaction. The Pinnacle board of directors then discussed anticipated Quest stockholder support for a transaction with the revised exchange ratio and matters relating to termination provisions and deal protection features. Mr. Webster was then directed to follow up with Mr. Cash on these terms.

On February 5, 2008, Quest’s counsel distributed a draft merger agreement in which Quest also proposed a change to reduce the resulting board of directors from seven to six and to reduce the number of Pinnacle designees from three to two.

On the morning of February 5, 2008, Pinnacle’s board of directors held a special meeting to consider the proposed amendments to the terms of the merger agreement that had been proposed and discussed by the management teams of Pinnacle and Quest. All of the directors of Pinnacle attended the meeting. In addition, representatives of Jefferies and Andrews Kurth also participated in the meeting. Mr. Webster and Mr. Schoonmaker discussed their most recent conversations with Mr. Cash regarding the proposed amendments, including the composition of the board of directors for the combined company. Representatives of Andrews Kurth discussed with the Pinnacle board of directors the legal terms of the proposed amendments. Representatives of Jefferies presented an updated model regarding the pro forma combined company based on preliminary forecasts provided by the management of Quest and Pinnacle, the effects of the revised exchange ratio and a brief overview of the proposed modified terms of the transaction. The Pinnacle board of directors then discussed anticipated Quest stockholder support for a transaction with the revised exchange ratio and matters relating to termination provisions and deal protection features. Mr. Webster was then directed to follow up with Mr. Cash on these terms.

On February 5, 2008, Quest’s board of directors held a special meeting to consider the proposed amendment to the terms of the merger agreement that had been negotiated by the management teams of Pinnacle and Quest. All of the Quest directors attended the meeting. Representatives of FBR presented a financial analysis of the revised exchange ratio and a brief overview of the proposed modified terms of the transaction and delivered their oral opinion (which was subsequently confirmed in writing) that, as of the date of the opinion and based on and subject to matters described in the opinion, the revised exchange ratio provided for in the merger agreement, as amended, was fair, from a financial point of view, to Quest’s stockholders. Representatives of Stinson Morrison Hecker provided an update on the status of the negotiations and the proposed substantive amendments to the merger agreement. The Quest board of directors then discussed the valuation analysis and the terms of the merger agreement, as amended. Representatives of Stinson Morrison Hecker advised the Quest directors that the Pinnacle directors disagreed that a Pinnacle Material Adverse Effect had occurred, but were willing to revise the exchange ratio due to concerns that the Quest stockholders might not approve the issuance of Quest shares in the merger without a change to the exchange ratio. Due to the changes being proposed by the Pinnacle board of directors, the Quest board of directors concluded that they did not need to determine whether a Pinnacle Material Adverse Effect had occurred. After deliberation, the Quest board of directors unanimously approved the amended and restated merger agreement, determined that the terms of the merger, as amended, were fair and advisable and in the best interests of Quest and its stockholders. The Quest board of directors then recommended that the stockholders of Quest vote in favor of the issuance of Quest common stock in the merger.

On February 6, 2008, Pinnacle’s board of directors held a final special meeting to consider the proposed amendment to the terms of the merger agreement that had been negotiated by the management teams of Pinnacle and Quest. All of the directors of Pinnacle attended the meeting. In addition, representatives of Jefferies and Andrews Kurth also participated in the meeting. Mr. Schoonmaker made a presentation to the board regarding the proposed amendment. Representatives of Andrews Kurth discussed with the Pinnacle board the legal terms of the amendment, including final amendments relating to termination provisions and deal protection features. Representatives of Jefferies presented a financial analysis of the revised exchange ratio and a brief overview of the proposed modified terms of the transaction and delivered their oral opinion (which was subsequently confirmed in writing) that, as of the date of the opinion and based on and subject to matters described in the opinion, the revised exchange ratio provided for in the merger agreement, as amended, was fair, from a financial point of view, to Pinnacle stockholders (other than Quest and its affiliates). After deliberation, the Pinnacle board unanimously determined that the amendments to the terms of the merger agreement were advisable and in the best interests of Pinnacle and its stockholders. The Pinnacle board of directors then approved the amended and restated merger agreement, and recommended that the Pinnacle stockholders vote in favor of the amended and restated merger agreement.

On February 6, 2008, following approval of the amended and restated merger agreement by the boards of directors of both companies, the two chief executive officers signed the amended and restated merger agreement and signature pages were exchanged. On February 6, 2008, the parties publicly announced the execution of the amended and restated merger agreement. The amended and restated merger agreement also reflected amendments to the terms previously agreed to by the parties and consistent with presentations to their respective board of directors and to clarify that rights under the Quest rights plan are not part of the merger consideration.

Quest’s Reasons for the Merger and Recommendation of Quest’s Board of Directors

The Quest board of directors, at a special meeting held on October 15, 2007, determined that the initial merger agreement and the transactions contemplated by the merger agreement were advisable and in the best interests of Quest and its stockholders, and approved the merger agreement and the transactions contemplated thereby. On February 5, 2008, the Quest board of directors approved the merger agreement as amended and restated, and the transactions contemplated thereby, and determined that such merger agreement and the transactions contemplated by such merger agreement were advisable and in the best interests of Quest and its stockholders. The Quest board of directors unanimously recommends that Quest stockholders vote FOR the issuance of Quest common stock pursuant to the merger.

Terms of the Merger Agreement and Merger Consideration

In reaching its decision to approve the merger agreement, the Quest board of directors considered the following factors relating to the terms of the merger agreement:

•	the form of merger consideration, which consists of a fixed number of shares of Quest common stock, provides anticipated greater market capitalization and related liquidity for the combined company common stock;

•	the analysis and oral opinion of FBR, subsequently confirmed in writing, that as of February 5, 2008 and based upon and subject to the assumptions made, matters considered, qualifications, and limitations set forth in its written opinion, that the exchange ratio was fair, from a financial point of view, to the holders of Quest common stock;

•	the terms of the merger agreement that permit Quest to furnish information to, and conduct negotiations with, a third party in connection with an unsolicited proposal for an alternative business combination, and that permit the Quest board of directors to withdraw its recommendation of the merger to Quest stockholders and terminate the merger agreement if Quest receives a superior offer, in each case subject to certain specific condition to set forth in the merger agreement, including in certain circumstances payment of a termination fee of up to $5 million;

•	the governance agreements of the combined company post-merger, including a six-member board to consist of a majority of current Quest directors; and

•	other terms and conditions of the merger agreement, including the likelihood that the merger would be completed in a timely manner, taking into account any regulatory and other approvals required in connection with the merger.

Strategic and Other Considerations

In addition to the factors listed above, the Quest board of directors considered the following strategic and other factors:

•	Pinnacle’s acreage in the Powder River and Green River Basins will geographically diversify Quest’s current operations, which are currently limited to the Cherokee Basin;

•	Pinnacle owns natural gas and oil leasehold interests in approximately 494,000 gross (316,000 net) acres, approximately 94% of which are undeveloped. The combined company will have a diversified, high quality property portfolio with over 850,000 net acres;

•	both companies have similar operational practices, including a gas manufacturing business model and similar drilling techniques with multi-seam completions;

•	The transaction provides a deep inventory of assets to bolster Quest’s MLP strategy;

•	the merger will create a larger market cap company that is expected to have more liquidity in its common stock and better access to capital markets, which should provide more financial flexibility; and

•	the recent performance of the common stock of Quest and Pinnacle and the ratio of Quest’s common stock price to Pinnacle’s common stock price over various periods, as well as current industry, economic and market conditions.

Risks and Challenges of the Merger

The Quest board of directors also considered the following potential risks and challenges related to the merger, but concluded that the anticipated benefits from the merger with Pinnacle were likely to outweigh these risks and challenges:

•	the significant risks inherent in combining and integrating two companies, including that the companies may not be successfully integrated, and that successful integration of the companies will require the dedication of significant management resources, which will temporarily detract attention from the day-to-day businesses of the combined company;

•	the capital requirements necessary to achieve the expected growth of the combined company’s businesses will be significant, and there can be no assurance that the combined company will be able to fund all of its capital requirements from operating cash flows;

•	the combined company may experience operational issues in areas such as drilling and transportation;

•	the combined company may not be able to execute its business plan, which may result in a shortfall in anticipated production and cash flow growth;

•	the merger may not be completed as a result of a failure to satisfy the conditions to the merger agreement.

•	certain other matters described under “Risk Factors” beginning on page 20.

Pinnacle’s Reasons for the Merger and Recommendation of Pinnacle’s Board of Directors

The Pinnacle board of directors, at a special meeting held on October 15, 2007, determined that the initial merger agreement and the transactions contemplated by the merger agreement were advisable and in the best interests of Pinnacle and its stockholders and approved the merger agreement and the transactions contemplated thereby. On February 6, 2008, the Pinnacle board of directors approved the merger agreement as amended and restated, and the transactions contemplated thereby, and determined that such merger agreement and the transactions contemplated by such merger agreement were advisable and in the best interests of Pinnacle and its stockholders. The Pinnacle board of directors unanimously recommends that Pinnacle stockholders vote FOR the approval and adoption of the merger agreement.

Terms of the Merger Agreement and Merger Consideration

In reaching its decision to approve the merger agreement, the Pinnacle board of directors considered the following factors relating to the terms of the merger agreement:

•	the form of merger consideration, which consists of a fixed number of shares of Quest common stock, provides Pinnacle stockholders with (1) continued ability to participate in the future growth of the combined company and (2) anticipated greater market capitalization and related liquidity for the combined company common stock;

•	the merger consideration per share represented a significant premium to the closing sales price per Pinnacle common share as of the last trading day prior to the execution of the merger agreement as well as the 30-day average prior to the execution of the merger agreement;

•	the financial analyses and presentation of Jefferies Randall & Dewey and Jefferies’ opinion that, as of the date of its opinion and based upon and subject to the assumptions, qualifications and limitations set forth in the opinion, the exchange ratio is fair, from a financial point of view, to Pinnacle stockholders (other than Quest and its affiliates);

•	the structure of the merger, which generally enables Pinnacle stockholders to receive Quest common stock in the merger on a tax-free basis for U.S. federal income tax purposes;

•	the terms of the merger agreement that permit Pinnacle to furnish information to and conduct negotiations with a third party in connection with an unsolicited proposal for an alternative business combination, and that permit the Pinnacle board of directors to withdraw its recommendation of the merger agreement to Pinnacle stockholders and terminate the merger agreement if Pinnacle receives a superior offer, in each case subject to certain specific conditions set forth in the merger agreement, including in certain circumstances payment of a $3.0 million termination fee;

•	the governance agreements of the combined company post-merger, including a six-member board of directors to consist of two Pinnacle directors or nominees and four Quest directors; and

•	other terms and conditions of the merger agreement, including the likelihood that the merger would be completed in a timely manner, taking into account any regulatory and other approvals required in connection with the merger.

Strategic and Other Considerations

In addition to the factors listed above, the Pinnacle board of directors considered the following strategic and other factors:

•	the ability of Pinnacle stockholders to continue participation in all of Pinnacle legacy assets, and general partner and limited partner interests in Quest Midstream Partners and Quest Energy Partners;

•	the combined company’s control of approximately 825,000 net acres representing over 7,500 drilling locations with significant resource potential;

•	the expected ability of the combined company, with Quest’s proved reserves and cash flow and with Pinnacle’s significant inventory of low-risk drilling locations, to better weather the volatility of energy markets;

•	the belief that Quest would complete the initial public offering of Quest Energy Partners in a short period based on its recent filings for such offering with the SEC, and the near-term exposure for Pinnacle shareholders to MLP valuations;

•	the reduced leverage of Quest after giving effect to the initial public offering of Quest Energy Partners and Quest’s anticipated future cash flows;

•	the combined company’s ability to use Pinnacle’s inventory of drilling locations and associated gathering infrastructure to support, to the extent desirable, the growth of its MLP strategy;

•	the combined company’s technical expertise and anticipated more effective development of its combined asset base;

•	the geographical diversification of the combined company’s assets and anticipated reduction in risk associated with regional gas markets;

•	the combined company’s enhanced position to benefit from consolidation in the small-cap oil & gas sector; and

•	the combined company’s imbedded lower drilling, finding and development costs, and organic growth potential compared to conventional companies in a competitive and acquisitive market.

Risks and Challenges of the Merger

The Pinnacle board of directors also considered the following potential risks and challenges related to the merger, but concluded that the anticipated benefits from the merger with Quest were likely to outweigh these risks and challenges:

•	the lack of a collar or floating exchange rate in an effort to fix the merger consideration, and thus, if the market price of Quest common stock declines prior to the effective time of the merger, the value of the merger consideration to be received by the Pinnacle stockholders will decline;

•	the possibility that the combined company could encounter difficulties in integrating the operation of the two businesses, which could result in, among other things, loss of key employees and disruption in the combined company’s ongoing business;

•	the leverage of the combined company and need for liquidity for future oil and gas drilling and development activities;

•	the substantial transaction costs associated with the merger;

•	the fact that directors and certain officers of Pinnacle will receive certain benefits that are different from, and in addition to, those of other Pinnacle stockholders, as more particularly described in “The Merger — Interests of Certain Persons in the Merger, “ beginning on page 111; and

•	certain other matters described under “Risk Factors” beginning on page 20.

Opinion of Quest’s Financial Advisor

Pursuant to an engagement letter dated September 13, 2007, Quest retained Friedman, Billings, Ramsey & Co., Inc. (“FBR”) to act as its financial advisor in connection with the proposed merger. At the meeting of the board of directors of Quest held on February 5, 2008 to approve the proposed merger, FBR rendered its oral opinion to the board of directors of Quest, subsequently confirmed in writing, to the effect that, as of such date and based upon and subject to the assumptions, qualifications, limitations and other considerations set forth in the written opinion, the exchange ratio was fair, from a financial point of view, to the holders of Quest common stock.

The full text of the written opinion of FBR dated February 5, 2008, which sets forth the assumptions made, general procedures followed, matters considered, and the qualifications to and limitations on the scope of the review undertaken by FBR, is attached as Annex C to this Joint Proxy Statement/Prospectus and is incorporated by reference in its entirety into this Proxy Statement. Quest’s stockholders are urged to read the FBR opinion in its entirety. FBR’s written opinion, which is addressed to the board of directors of Quest, is directed only to the fairness of the exchange ratio, from a financial point of view, to holders of Quest common stock as of the date of the opinion. It does not address any other aspect of the proposed merger, nor does it constitute a recommendation to any stockholder of Quest as to how such stockholder should vote with respect to the proposed merger or any other matter. The summary of the opinion of FBR set forth in this Joint Proxy Statement/Prospectus is qualified in its entirety by reference to the full text of such opinion.

In arriving at its opinions, FBR, among other things:

•	reviewed a draft of the Amended and Restated Merger Agreement dated February 5, 2008 (the “Agreement”);

•	reviewed Quest’s Annual Report on Form 10-K for the year ended December 31, 2006, Quest’s Quarterly Report on Form 10-Q for the periods ended March 31, 2007, June 30, 2007 and September 30,

2007, certain financial forecasts, projections and analyses for Quest prepared by Quest’s management for the years ending December 31, 2007 through 2010 and certain other financial and operating information prepared by the management of Quest;

•	reviewed Pinnacle’s mid-year reserve estimates (June 30, 2007) and year-end reserve estimates (December 31, 2007) completed by its reserve engineer Netherland, Sewell & Associates, Inc. (“NSAI”);

•	reviewed Pinnacle’s initial public offering Prospectus dated May 14, 2007 and the S-1/A registration statement filed on September 27, 2007, Pinnacle’s Quarterly Report on Form 10-Q for the periods ended March 31, 2007, June 30, 2007 and September 30, 2007, certain financial forecasts, projections and analyses for Pinnacle prepared by Pinnacle’s management for the years ending December 31, 2007 through 2010, and certain other financial and operating information prepared by the management of Pinnacle;

•	reviewed certain publicly available research estimates of research analysts regarding Quest and Pinnacle;

•	held discussions with the respective senior management teams of Quest and Pinnacle concerning the business, past and current operations, financial condition and future prospects of both Quest and Pinnacle, independently and combined;

•	reviewed the reported stock prices and trading histories for the Quest common stock and Pinnacle common stock;

•	reviewed certain financial and stock market data and other information for Pinnacle and Quest and compared that data and information with corresponding data and information for companies with publicly traded securities that FBR deemed relevant;

•	reviewed the relative contributions of Quest and Pinnacle to selected operating metrics of the combined company using historical financial data and estimates provided to FBR by management;

•	compared the financial terms of the merger with the financial terms, to the extent publicly available, of other transactions where the oil and gas assets of the targets were located in the Rocky Mountain region, that FBR deemed relevant;

•	conducted a discounted cash flow analysis of Pinnacle’s proved, probable and possible reserves based on estimated pre-tax cash flows for the purpose of determining an equity reference value;

•	reviewed certain pro forma financial effects of the proposed merger;

•	reviewed certain other publicly available business and financial information of Quest and Pinnacle; and

•	considered such other information, financial studies, analyses and investigations and financial, economic and market criteria that FBR deemed relevant.

In preparing their opinion, FBR, with Quest’s consent, assumed and relied on the accuracy and completeness of all financial, accounting, legal, tax and other information FBR reviewed, and FBR did not assume any responsibility for the independent verification of any such information. With regard to the information provided to FBR by Quest and Pinnacle, FBR relied upon the assurances of the senior management teams of Quest and Pinnacle, respectively, that all such information was complete and accurate in all material respects and that they were unaware of any facts or circumstances that would make such information incomplete or misleading in any respect.

FBR was not requested to make and did not made an independent evaluation or appraisal of the assets or liabilities of Pinnacle or Quest, and FBR was not furnished with any such evaluation or appraisal. FBR was not requested to conduct and did not conduct a physical inspection of the properties or facilities of Pinnacle or Quest. In addition, FBR was not requested to make and did not make an independent evaluation or appraisal of Quest or Pinnacle, independently or combined, and accordingly FBR did not express an opinion as to the future prospects, plans or viability of Quest and Pinnacle, independently or combined. Finally, FBR has assumed that no compensation related to the proposed merger is being paid to officers, directors or employees of Quest and, accordingly, FBR does not express an opinion as to any such compensation.

With respect to the financial forecasts, projections and analyses for Quest and Pinnacle provided to FBR by Quest, FBR, with Quest’s consent, assumed that such forecasts, projections and analyses, were prepared in good faith on reasonable bases reflecting Quest management’s current best estimates and judgments of Quest’s and Pinnacle’s future financial performance as independent entities and as a combined company. FBR further assumed, with Quest’s consent, that such financial forecasts, projections and analyses, including with respect to the expected synergies, and the publicly available research estimates of research analysts used in FBR’s analyses provided a reasonable basis for FBR’s opinion. FBR also assumed, with Quest’s consent, that the financial results reflected in such forecasts, projections and analyses, including the expected synergies, will be realized in the amounts and at the times projected, and FBR assumed no responsibility for and expressed no view as to such forecasts, projections and analyses or the assumptions on which they were based. Further, FBR, with Quest’s consent, assumed, without independent verification, that the historical and projected financial information provided to FBR accurately reflected the historical and projected operations of Quest and Pinnacle, and that there had been no material change in the assets, financial condition, business or prospects of Quest and Pinnacle since the respective dates of the most recent financial statements made available to FBR.

FBR made no independent investigation of any legal matters involving Quest, the Merger Sub or Pinnacle, and FBR assumed the correctness of all statements with respect to legal matters made or otherwise provided to Quest and FBR by Quest’s counsel or by Pinnacle’s counsel. FBR did not assume any responsibility for the independent analysis of any pending or threatened claims, disputes, litigation or arbitration proceedings, governmental proceedings or investigations, or other contingent liabilities, to which either Pinnacle or its affiliates was a party or was subject, and, with Quest’s consent, FBR’s opinion did not consider the possible assertion of claims, outcomes, damages or recoveries arising out of any such matters. FBR’s opinion was necessarily based on market, economic, financial and other circumstances and conditions as they existed on the date of its opinion. FBR has no responsibility to update or revise their opinion based upon events or circumstances occurring after the date of their opinion.

FBR assumed, with Quest’s consent, that the merger will qualify for U.S. federal income tax purposes as a reorganization under section 368(a) of the Internal Revenue Code. FBR also assumed, with Quest’s consent, that in the course of obtaining necessary regulatory and third party approvals and consents, no modification, delay, limitation, restriction or condition will be imposed that will have an adverse effect on Quest or Pinnacle or the contemplated benefits of the merger and that the merger will be consummated in accordance with the terms of the merger agreement, without waiver, modification or amendment of any term, condition or agreement therein.

The following represents a brief summary of the material financial analyses performed by FBR in connection with providing its opinion to Quest’s board of directors. All analyses are based on closing stock prices, as of February 4, 2008, for Quest and Pinnacle, of $7.59 and $4.15, respectively. Some of the financial analyses summarized below include summary data and information presented in tabular format. In order to fully understand the financial analyses performed by FBR, the summary data and tables must be read together with the full text of the analyses. Considering the summary data and tables alone could create a misleading or incomplete view of FBR’s financial analyses.

Exchange Ratio Analysis

FBR analyzed relative exchange ratio information, as of February 4, 2008 for Pinnacle and Quest as compared to the 0.5278 exchange ratio offered to holders of Pinnacle common stock. FBR also analyzed the implied common stock prices for Pinnacle relative to the implied offer price of $4.01. These analyses produced the following offer price and exchange ratio premiums.

	Exchange Ratio			Common Stock
			Implied		Implied
	Relative		Premium/		Premium/
	Exchange		(Discount) to	Implied	(Discount) to
	Ratio		Offer	Price	Offer

Current	0.5468	x	(3.5)%	$4.15	(3.5)%
5 Trading Day Average	0.5759	x	(8.3)%	$4.22	(5.0)%
10 Trading Day Average	0.6063	x	(13.0)%	$4.29	(6.6)%
20 Trading Day Average	0.6188	x	(14.7)%	$4.54	(11.9)%
60 Trading Day Average	0.6311	x	(16.4)%	$4.89	(18.1)%
180 Trading Day Average	0.6133	x	(13.9)%	$5.70	(29.7)%
Since 144A Private Placement Average	0.8734	x	(39.6)%	$8.97	(55.3)%
Initial Public Offering	1.0056	x	(47.5)%	$9.00	(55.5)%
144A Private Placement	0.8835	x	(40.3)%	$11.00	(63.6)%

Contribution Analysis

FBR analyzed the respective contributions of revenue, earnings before interest, taxes, depreciation and amortization (“EBITDA”) and net income for projected calendar years 2007, 2008, 2009 and 2010, based upon the historical and projected financial results of Quest and Pinnacle. This analysis was based on forward commodity prices of $8.00 per mcfe for the calendar years 2008, 2009 and 2010.

	Percentage
	of Combined Company
	Quest	Pinnacle

CY 2007 Estimated
Revenue	81.3%	18.7%
EBITDA	91.1%	8.9%
Net Income	NM(1)	NM (1)
CY 2008 Estimated
Revenue	38.1%	61.9%
EBITDA	55.6%	44.4%
Net Income	70.0%	30.0%
CY 2009 Estimated
Revenue	31.3%	68.7%
EBITDA	44.5%	55.5%
Net Income	61.4%	38.6%
CY 2010 Estimated
Revenue	21.1%	78.9%
EBITDA	30.2%	69.8%
Net Income	45.0%	55.0%

(1)	Contribution was negative and is denoted as not meaningful (“NM”).

FBR analyzed the respective contributions of reserves and PV-10 values, including proved (1P), proved and probable (2P) and proved, probable and possible (3P) based upon December 31, 2007 reserve reports of Quest and Pinnacle.

	Percentage
	of Combined Company
	Quest	Pinnacle

Proved
Reserves	82.9%	17.1%
PV-10	79.4%	20.6%
2P
Reserves	69.3%	30.7%
PV-10	65.9%	34.1%
3P
Reserves	21.3%	78.7%
PV-10	23.6%	76.4%

FBR analyzed the respective contributions of market capitalizations as of February 4, 2008, and Quest’s and Pinnacle’s percentage of the combined company was 59.7% and 40.3%, respectively.

Selected Company Analysis

FBR reviewed the trading multiples and market statistics of Quest, Pinnacle, and the following selected publicly traded companies: American Oil & Gas Inc., Aurora Oil & Gas Corp., Bill Barrett Corp., Brigham Exploration Co., Carrizo Oil & Gas Inc., Comstock Resources Inc., Double Eagle Petroleum Co., GeoMet Inc., Goodrich Petroleum Corp., Kodiak Oil & Gas Corp., Parallel Petroleum Corp., PetroQuest Energy Inc., and St. Mary Land & Exploration Co. Estimated financial data for the selected companies was based on publicly available research analyst estimates. This analysis was based on forward commodity prices of $8.00 per mcfe for the calendar years 2008, 2009 and 2010.

This analysis produced multiples of selected valuation data which FBR compared to multiples derived from the exchange ratio which implies an offer price of $4.01.

	Enterprise Value to EBITDA						Price to Cash Flow
	CY 2007E		CY 2008E		CY 2009E		CY 2007E		CY 2008E		CY 2009E

Pinnacle Offer Price	29.8	x	6.8	x	3.3	x	27.0	x	7.0	x	3.6	x
Selected Companies:
High	21.3	x	9.3	x	15.6	x	20.4	x	10.0	x	26.1	x
Median	9.2	x	4.9	x	4.4	x	7.2	x	4.5	x	3.7	x
Mean	9.3	x	5.6	x	6.0	x	8.5	x	5.0	x	7.0	x
Low	3.5	x	3.0	x	3.4	x	2.7	x	2.3	x	2.7	x

This analysis also produced selected reserve valuation data which FBR compared to Pinnacle reserve data derived from the exchange ratio which implies an offer price of $4.01.

	Enterprise Value Per
	Proved Reserves	3P Reserves	PV-10

Pinnacle Offer Price	$4.44	$0.16	209.0%
Selected Companies:
High	$7.82	$2.11	488.4%
Median	$3.28	$0.70	212.9%
Mean	$3.84	$0.89	235.9%
Low	$0.94	$0.34	58.0%

Selected M&A Transactions Analysis

Using publicly available information, FBR reviewed 38 mergers and acquisitions transactions involving companies operating in businesses deemed to be relevant in the Rocky Mountain region. The precedent transactions considered by FBR were:

Announce Date	Acquiror	Target

01/15/08	Delek Group Ltd.	Elk Resources Inc.
01/14/08	Continental Resources Inc.	Chesapeake Energy Corporation
12/17/07	Occidental Petroleum Corporation	Plains Exploration & Production Co.
12/11/07	Abraxas Energy Partners LP	St Mary Land & Exploration Company
07/30/07	Pioneer Natural Resources	Petrogulf Corporation
07/17/07	Plains Exploration & Production Co.	Pogo Producing Company
06/04/07	XTO Energy Incorporated	Dominion Resources Inc.
05/14/07	Undisclosed	Bill Barrett Corporation
05/14/07	Newfield Exploration Company	Stone Energy Corporation
04/18/07	Plains Exploration & Production Co.	Laramie Energy LLC
04/02/07	Eagle Rock Energy Partners LP	Montierra Minerals, Natural Gas Partners
01/25/07	Encore Acquisition Company	Anadarko Petroleum Corporation
01/19/07	Sterling Energy PLC	Whittier Energy Corp
01/17/07	Encore Acquisition Company	Anadarko Petroleum Corporation
01/07/07	Forest Oil Corporation	The Houston Exploration Company
12/12/06	Petroleum Development Corporation	EXCO Resources Incorporated
11/17/06	Isramco Incorporated	Five States Energy Company LLC
10/02/06	Unit Corporation	Brighton Energy LLC
07/20/06	Marathon Oil Corporation	Petroleum Development Corporation
06/24/06	PrimeWest Energy Trust	CanWest Petroleum Corporation
06/23/06	Anadarko Petroleum Corporation	Kerr-McGee Corporation
06/23/06	Anadarko Petroleum Corporation	Western Gas Resources Incorporated
05/01/06	MDU Resources, Fidelity E&P	Undisclosed
04/13/06	Bill Barrett Corporation	CH4 Corporation
03/09/06	Black Hills Corporation	Koch Exploration Company
02/16/06	Western Gas Resources Incorporated	Undisclosed
02/09/06	Noble Energy Incorporated	United States Exploration Inc
01/27/06	Berry Petroleum Company	Undisclosed private company
11/16/05	Texas American Resources Company	Undisclosed
09/21/05	Enerplus Resources Fund	Sleeping Giant LLC
08/22/05	Encore Acquisition Company	Crusader Energy, Undisclosed private co.
07/19/05	El Paso Corporation	Medicine Bow Energy Corporation
07/18/05	Enerplus Resources Fund	Lyco Energy Corporation
07/01/05	Santos Ltd.	Slough Estates USA, Tipperary Corporation
06/29/05	SoCal Public Power, LA Water & Power	Anschutz Corporation
04/19/05	Gastar Exploration Ltd.	GeoStar Corporation
02/23/05	Whiting Petroleum Corp.	Undisclosed private company
02/09/05	Provident Energy Trust	Nautilus Resources LLC

For each acquired entity, FBR analyzed the total reserve value relative to proved, 2P and 3P reserves. For some of the transactions, 2P and 3P reserve numbers were not available. The following table sets forth the values implied by this analysis:

	Reserve Value Per
	Proved
	Reserves	2P Reserves	3P Reserves

Pinnacle Offer Price	$4.25	$1.75	$0.15
Selected Transactions:
High	$6.51	$2.90	$1.65
Median	$2.48	$1.36	$1.25
Mean	$2.54	$1.56	$1.03
Low	$0.60	$0.34	$0.14

FBR narrowed the 38 transactions to 14 mergers and acquisitions transactions involving the companies with R/P ratios less than 13.0x. The precedent transactions considered by FBR were:

Announce Date	Acquiror	Target

07/17/07	Plains Exploration & Production Co.	Pogo Producing Company
04/02/07	Eagle Rock Energy Partners LP	Montierra Minerals, Natural Gas Partners
01/25/07	Encore Acquisition Company	Anadarko Petroleum Corporation
01/19/07	Sterling Energy PLC	Whittier Energy Corp
01/17/07	Encore Acquisition Company	Anadarko Petroleum Corporation
01/07/07	Forest Oil Corporation	The Houston Exploration Company
06/23/06	Anadarko Petroleum Corporation	Kerr-McGee Corporation
06/23/06	Anadarko Petroleum Corporation	Western Gas Resources Incorporated
04/13/06	Bill Barrett Corporation	CH4 Corporation
09/21/05	Enerplus Resources Fund	Sleeping Giant LLC
08/22/05	Encore Acquisition Company	Crusader Energy, Undisclosed private co.
07/19/05	El Paso Corporation	Medicine Bow Energy Corporation
07/18/05	Enerplus Resources Fund	Lyco Energy Corporation
07/01/05	Undisclosed (Various)	Cimarex Energy Co.
04/19/05	Gastar Exploration Ltd.	GeoStar Corporation

For each acquired entity, FBR analyzed the total reserve value relative to proved, 2P and 3P reserves. For some of the transactions, 2P and 3P reserve numbers were not available. The following table sets forth the values implied by this analysis:

	Enterprise Value Per
	Proved
	Reserves	2P Reserves	3P Reserves

Pinnacle Offer Price	$4.25	$1.75	$0.15
Selected Transactions:
High	$6.51	$2.90	$1.52
Median	$3.01	$2.28	$1.40
Mean	$3.41	$2.18	$1.39
Low	$2.18	$1.21	$1.26

Discounted Cash Flow Analysis

FBR performed a discounted cash flow analysis for Pinnacle based on Pinnacle’s reserve report as of December 31, 2007, provided to FBR by Quest. FBR calculated the pre-tax present value of future cash flows using a discount rate of 17.58%, which was chosen based upon the analysis of the weighted average cost of capital of Pinnacle and other comparable companies. In calculating the weighted average cost of capital, FBR made the following assumptions for the cost of equity calculation:

•	Risk free rate of 3.68%, which was the 10-year Treasury rate on February 4, 2008;

•	Beta of 1.11, which was the average Beta’s for the 13 selected Pinnacle comparable companies;

•	Market risk premium of 8.01%, which was the expected market returns, calculated using the Russell 2000 three-year average performance, less the 10-year Treasury rate;

•	Size premium of 5.00%, which was the estimated size premium for market capitalizations less than $150 million.

The cost of debt was not taken into consideration since at September 30, 2007, Pinnacle did not have any debt drawn from its credit facility. Utilizing this methodology, the per share equity value of Pinnacle was $14.26. The implied offer price of $4.01 is at a 71.9% discount to this value.

Combined Company Analyses

FBR reviewed the impact of the proposed merger on Quest’s projected earnings per share for the calendar years ending 2008, 2009 and 2010. These analyses were based on Pinnacle’s projected results provided by Pinnacle to Quest for calendar years 2008, 2009 and 2010. FBR performed this analysis without taking into account any synergies that the combined company may realize following the consummation of the proposed merger. FBR determined that the proposed merger would be dilutive in calendar years 2008 and 2009 and accretive in calendar year 2010 to the projected standalone earnings per share of Quest.

The summary set forth above does not purport to be a complete description of all the analyses performed by FBR. The preparation of a fairness opinion is a complex process that involves various judgments and determinations as to the most appropriate and relevant assumptions and financial analyses and the application of these methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to partial analysis or summary description. FBR did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, notwithstanding the separate factors summarized above, FBR advised the Quest board of directors that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all analyses and factors, could create an incomplete and misleading view of the process underlying its opinion. FBR did not form an opinion as to whether any individual analysis or factor, whether positive or negative, considered in isolation, supported or failed to support its opinion. FBR arrived at its ultimate opinion based on the results of all factors considered and analyses undertaken by it and assessed as a whole.

In performing its analyses, FBR made numerous assumptions with respect to industry performance, business and economic conditions and other matters, many of which are beyond the control of Quest and Pinnacle. These analyses performed by FBR are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. In addition, analyses relating to the value of businesses do not purport to be appraisals or to reflect the prices at which businesses or securities may actually be sold. Accordingly, such analyses and estimates are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors. None of Quest, Pinnacle, FBR or any other person assumes responsibility if future results are materially different from those projected. FBR’s opinion as well as the analyses supplied by FBR were among several factors taken into consideration by the Quest board of directors in making its decision to enter into the merger agreement and should not be considered as determinative of such decision. FBR’s opinion did not address Quest’s underlying business decision to effect the proposed merger, and did not address the relative merits of the proposed merger over any other alternative transactions that may have been available to Quest. FBR did not express any opinion as to the value of Quest’s common stock upon consummation of the proposed merger or the price at which such common stock will trade at any time. FBR’s opinion has been approved by a fairness committee of FBR.

FBR was selected by Quest to render an opinion to the Quest board of directors because FBR is a nationally recognized investment banking firm and because, as part of its investment banking business, FBR is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In the ordinary course of its business, FBR and its affiliates may trade the securities of Quest and Pinnacle for their own account and for the accounts of their customers, and, accordingly, may at any time hold a long or short position in such securities. FBR and its affiliates in the ordinary course of business have from time to time provided, and in the future may continue to provide, commercial and investment banking services to Quest and Pinnacle, including serving as a financial advisor on potential acquisitions and as an underwriter on equity offerings, and have received and may in the future receive fees for the rendering of such services. In particular, in 2007, FBR acted as co-manager of Quest’s Quest Energy Partners L.P. initial public offering, in 2006, FBR advised Quest on the formation of Quest Midstream Partners, L.P., and in 2005, FBR acted as sole placement agent of a $198 million private placement. In addition, in 2007, FBR acted on behalf of Pinnacle as lead manager of Pinnacle’s initial public offering, and in 2006, FBR acted as sole placement agent of a $141 million private placement.

Pursuant to the terms of the FBR engagement letter, if the proposed merger is consummated, FBR will be entitled to receive a transaction fee for its services. Quest has also agreed to pay a fee to FBR for rendering its opinion, regardless of the conclusion reached therein or the consummation of the proposed merger, which fee shall be credited against any transaction fee paid. Additionally, Quest has agreed to reimburse FBR for its out-of-pocket expenses, including attorneys’ fees and disbursements, and has agreed to indemnify FBR against certain liabilities, including liabilities under the federal securities laws. The terms of the fee arrangement with FBR, which are customary in transactions of this nature, were negotiated at arm’s length between Quest and FBR, and the Quest board of directors was aware of the arrangement, including the fact that a portion of the fee payable to FBR is contingent upon the completion of the proposed merger.

Opinion of Pinnacle’s Financial Advisor

Jefferies & Company, Inc. through its Jefferies Randall & Dewey division, has acted as Pinnacle’s exclusive financial advisor in connection with the merger. Jefferies has rendered its written opinion, dated February 6, 2008, to Pinnacle’s board of directors to the effect that, as of such date and subject to the assumptions, limitations, qualifications and other matters described in its opinion, the exchange ratio contemplated by the merger was fair, from a financial point of view, to the holders of Pinnacle common stock (other than Quest and its affiliates).

The full text of Jefferies’ written opinion to Pinnacle’s board of directors, which sets forth the procedures followed, the assumptions made, qualifications and limitations on the review undertaken and other matters, is attached to this joint proxy statement/prospectus as Annex B. The summary of Jefferies’ opinion in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of the opinion, which is incorporated by reference into this joint proxy statement/prospectus. Holders of Pinnacle common stock are encouraged to read the opinion in its entirety. Jefferies’ written opinion has been authorized by the Fairness Committee of Jefferies & Company, Inc.

The opinion of Jefferies does not constitute a recommendation as to how any stockholder should vote on the merger or any matter relevant to the merger agreement. Furthermore, Jefferies’ written opinion does not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of Pinnacle’s officers, directors or employees, or any class of such persons, in connection with the merger relative to the exchange ratio.

General

Jefferies was selected by Pinnacle’s board of directors based on Jefferies’ qualifications, expertise and reputation. Jefferies is an internationally recognized investment banking and advisory firm. Jefferies, as part of its investment banking business, is regularly engaged in the evaluation of capital structures, valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements, financial restructurings and other financial services.

In the past, Jefferies and its affiliates have provided investment banking and financial advisory services to Pinnacle unrelated to the merger for which they have received compensation. Furthermore, effective as of January 1, 2008, Quest Energy Partners engaged us to provide certain financial advisory services in connection with a possible acquisition unrelated to the merger, and, if that transaction is completed, we would be compensated by Quest Energy Partners. In addition, Jefferies and its affiliates may, in the future, provide additional investment banking and financial advisory services to Quest for which they would expect to receive compensation. In the ordinary course of business, Jefferies and its affiliates may publish research reports regarding the securities of Pinnacle or Quest or any of their respective affiliates, and may actively trade or hold securities of Pinnacle or Quest for their own accounts and for the accounts of their customers and, accordingly, may at any time hold long or short positions in any of those securities.

Pursuant to an engagement letter between Pinnacle and Jefferies dated October 8, 2007, Jefferies was retained to act as financial advisor to Pinnacle in connection with a review of strategic alternatives, including a possible significant transaction or series of transactions involving Pinnacle and/or its subsidiaries. In consideration for these financial advisory services, Jefferies will receive a fee based on a percentage of the transaction value, which is contingent upon the completion of a transaction such as the merger. Jefferies also will be reimbursed for expenses incurred. The engagement letter provides that Jefferies would, if requested by Pinnacle, render a written opinion to Pinnacle’s board of directors or to an appropriate committee thereof regarding the fairness, from a financial point of view, of the consideration contemplated to be paid to the Company or to the holders of Pinnacle common stock (or the exchange ratio in the case of a share for share transaction), in a transaction such as the merger. The engagement letter also provides for the payment of a fee to Jefferies for rendering a second opinion if a material change in the factual matters or assumptions relied upon by Jefferies occurs after Jefferies delivers its initial opinion. The amount of the fee for the second opinion is 50% of the fee for the initial opinion. On October 15, 2007, Jefferies rendered a written opinion to Pinnacle’s board of directors in connection with the transactions contemplated by the merger agreement before it was amended and restated on February 6, 2008. Jefferies received the initial opinion fee for rendering this written opinion, and 50% of that fee will be credited against Jefferies’ transaction fee if the merger is consummated. On February 6, 2008, Jefferies rendered its written opinion to Pinnacle’s board of directors that, as of that date and subject to the assumptions, limitations, qualifications and other matters described in its opinion, the exchange ratio contemplated by the proposed merger was fair, from a financial point of view, to the holders of Pinnacle common stock (other than Quest and its affiliates). In accordance with its engagement letter, Jefferies received a fee equal to 50% of the initial opinion fee for rendering this second written opinion. None of this fee will be credited against any transaction fee that Jefferies earns. Jefferies opinion dated February 6, 2008 supersedes its initial opinion, since the initial opinion was based upon transaction terms and facts that are no longer applicable. Neither opinion fee was contingent upon the completion of the merger. In addition, Pinnacle has agreed to indemnify Jefferies for certain liabilities arising out of the engagement described above.

The opinion of Jefferies was one of many factors taken into consideration by Pinnacle’s board of directors in making its determination to approve the merger and should not be considered determinative of the views of Pinnacle’s board of directors or management with respect to the merger or the exchange ratio.

Jefferies did not establish the form or amount of the merger or the exchange ratio. The exchange ratio was determined pursuant to negotiations between Pinnacle and Quest and was approved by Pinnacle’s board of directors.

Procedures Followed

In connection with rendering its opinion, Jefferies has, among other things:

•	reviewed a draft of the merger agreement dated February 4, 2008, participated in a limited manner in certain negotiations concerning the merger among representatives of Pinnacle and Quest and discussed with the officers of Pinnacle the status of other negotiations with Quest;

•	reviewed certain financial and other information about Pinnacle, Quest, Quest Midstream Partners, L.P. (“Quest Midstream Partners”) and Quest Energy Partners, L.P. (“Quest Energy Partners,” and together with Quest Midstream Partners, the “Quest MLPs”) that was publicly available and that Jefferies deemed relevant;

•	reviewed certain internal financial and operating information, including preliminary financial projections relating to Pinnacle and Quest and the Quest MLPs, which have been prepared by the respective managements teams but have not been approved by the respective boards of directors, that were provided to Jefferies by Pinnacle and Quest, taking into account (x) the growth prospects of Pinnacle, Quest and the Quest MLPs, (y) Pinnacle’s and Quest’s historical and current consolidated fiscal year financial performance and track record of meeting its forecasts, and (z) Pinnacle’s, Quest’s and the Quest MLPs’ forecasts going forward and their respective abilities to meet them;

•	held discussions with Pinnacle’s and Quest’s respective managements regarding the business prospects, litigation and regulatory proceedings, financial outlook and operating plans of Pinnacle, on the one hand, and Quest and the Quest MLPs, on the other hand, and held discussions concerning the impact on Pinnacle, Quest and the Quest MLPs and their respective prospects of the economy and the conditions in the respective industries in which they do business;

•	reviewed the respective market prices and valuation multiples for Pinnacle common stock, Quest common stock and Quest Energy Partners common units;

•	compared the respective valuation in the public market of companies Jefferies deemed similar to that of Pinnacle, Quest and the Quest MLPs with respect to their respective assets, operating and financial characteristics;

•	reviewed public information concerning the financial terms of certain recent transactions that Jefferies deemed comparable to merger transactions involving Pinnacle, Quest and the Quest MLPs, respectively;

•	performed a discounted cash flow analysis, based on a preliminary reserve report for Pinnacle as of December 31, 2007 prepared by Pinnacle’s independent reserve engineer, to analyze the present value of the future unlevered cash flow streams that such independent reserve engineer included in such reserve report;

•	performed a discounted cash flow analysis , based on a preliminary internal reserve report for Quest Energy Partners as of December 31, 2007, to analyze the present value of the future unlevered cash flow streams that Quest Energy Partners included in such reserve report;

•	performed discounted equity value analyses to analyze the hypothetical future stock price of Pinnacle, at year-end 2009, based on (w) preliminary financial projections provided by Pinnacle, (x) estimated cash flow from Pinnacle’s proved reserves, (y) estimated cash flow from Pinnacle’s proved and probable reserves and (z) estimated cash flow from Pinnacle’s proved, probable and possible reserves, in the case of each item described in clauses (x), (y) and (z), as set forth in a preliminary reserve report for Pinnacle as of December 31, 2007 prepared by Pinnacle’s independent reserve engineer;

•	reviewed certain proved oil and gas reserve data furnished to Jefferies by Pinnacle and Quest Energy Partners, including a preliminary reserve report for Pinnacle as of December 31, 2007 prepared by Pinnacle’s independent reserve engineer and a preliminary internal reserve report for Quest Energy Partners as of December 31, 2007;

•	after performing valuation analyses for the Quest MLPs, utilized a sum-of-the-parts analysis to estimate the potential value of Quest;

•	considered the potential pro forma impact of the merger; and

•	performed such other studies, analyses, and investigations and considered such other financial, economic and market criteria as Jefferies considered appropriate in arriving at its opinion.

Jefferies’ studies, analyses and investigations must be considered as a whole. Considering only some of these studies, analyses, investigations or factors (or any portion of any of these matters), without considering all studies, analyses, investigations and factors, could create a misleading or incomplete view of the process underlying the conclusions expressed in the opinion delivered by Jefferies.

Assumptions Made and Qualifications and Limitations on Review Undertaken

In Jefferies’ review and analysis and in rendering its opinion, Jefferies, with the permission of Pinnacle’s board of directors, assumed and relied upon the accuracy and completeness of all of the financial information, forecasts and other information provided to or otherwise made available to Jefferies by Pinnacle or Quest or that was publicly available to Jefferies. Jefferies did not attempt to independently verify any of such information, nor has Jefferies assumed any responsibility for doing so. The opinion of Jefferies is expressly conditioned upon such information (whether written or oral) being complete, accurate and fair in all respects.

With respect to the oil and gas reserve reports and financial projections provided to and examined by Jefferies or discussed with Jefferies by Pinnacle and Quest, Jefferies noted that projecting future results of any company is inherently subject to uncertainty. Pinnacle and Quest informed Jefferies, however, and Jefferies assumed with the permission of Pinnacle’s board of directors, that such reports, forecasts and financial projections were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Pinnacle or Quest, as applicable, with respect to the expected future financial performance of Pinnacle, Quest or the Quest MLPs, as the case may be, and of their respective petroleum engineers, as to their respective oil and gas reserves, related future revenues and associated costs. With respect to Quest’s projections in particular, Jefferies relied on the accuracy of projections prepared by the management of Quest and the Quest MLPs and a preliminary internal reserve report for Quest Energy Partners as of December 31, 2007 to compile projections for Quest for each of 2008, 2009 and 2010. Jefferies discussed these assumptions with the management of Quest and the Quest MLPs, and these management teams confirmed that the assumptions were reasonable. Jefferies expressed no opinion as to Pinnacle’s, Quest’s or Quest Energy Partners’ oil and gas reserves, related future revenue, financial projections or the assumptions upon which they are based. In addition, in rendering its opinion, Jefferies assumed that Pinnacle, Quest and the Quest MLPs will perform in accordance with such financial projections for all periods specified therein. Such projections did not form the principal basis for Jefferies opinion, but rather constituted one of many items that Jefferies employed. However, any changes to such projections could affect the opinion rendered by Jefferies.

Jefferies’ opinion also expressly assumed that there were no material changes in Pinnacle’s or Quest’s assets, financial condition, results of operations, business or prospects since the most recent financial statements made available to Jefferies.

In addition, Jefferies’ opinion noted that Jefferies:

•	did not conduct a physical inspection of the properties and facilities of Pinnacle, Quest or either of the Quest MLPs, nor was it furnished any reports of any such physical inspections,

•	did not make or obtain, nor was it furnished, any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Pinnacle, Quest or either of the Quest MLPs (other than the reserve reports referred to in the opinion),

•	did not assume any responsibility for obtaining any such evaluations, appraisals or inspections for Pinnacle, Quest or either of the Quest MLPs, and

•	did not evaluate the solvency or fair value of Pinnacle, Quest or either of the Quest MLPs under any state or federal laws relating to bankruptcy, insolvency or similar matters.

In rendering its opinion, Jefferies relied, with the permission of Pinnacle’s board of directors, on advice of Pinnacle’s legal counsel and independent accountants as to all legal, tax and financial reporting matters with respect to Pinnacle and the merger agreement. In addition, Jefferies assumed that the merger will be consummated in a manner that complies in all respects with the applicable provisions of the Securities Act of

1933, as amended, and all other applicable federal and state statutes, rules and regulations and that the merger will qualify as a tax-free reorganization for U.S. federal income tax purposes. Jefferies further assumed, with the permission of Pinnacle’s board of directors, that:

•	the final form of the merger agreement would be substantially similar to the last draft reviewed by Jefferies, which was dated February 4, 2008,

•	the parties to the merger agreement will comply in all material respects with their respective obligations under the merger agreement;

•	the merger will be consummated in accordance with the terms described in the merger agreement, without any amendments thereto, and without waiver by Pinnacle of any of the conditions to Quest’s obligations;

•	there was not at the time the opinion was rendered, and there will not as a result of the consummation of the transactions contemplated by the merger agreement be, any default or event of default under any indenture, credit agreement or other material agreement or instrument to which Pinnacle or Quest or any of their respective subsidiaries or affiliates is a party;

•	in the course of obtaining the necessary regulatory or other consents or approvals (contractual or otherwise) for the merger, no restrictions, including divestiture requirements or amendments or modifications, will be imposed that will have a material adverse effect on the contemplated benefits of the merger; and

•	all material assets and liabilities (contingent or otherwise, known or unknown) of Pinnacle, Quest and the Quest MLPs are as set forth in its consolidated financial statements provided to Jefferies by Pinnacle, Quest and the Quest MLPs.

Summary of Financial and Other Analyses

The following is a summary of the material financial and other analyses presented by Jefferies to Pinnacle’s board of directors in connection with Jefferies’ written fairness opinion dated February 6, 2008. The financial and other analyses summarized below include information presented in tabular format. In order to understand fully Jefferies’ analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the analyses. Considering the data in the tables below without considering the full narrative description of the financial and other analyses, including the methodologies underlying and the assumptions, qualifications and limitations affecting each analysis, could create a misleading or incomplete view of Jefferies’ analyses.

Pinnacle Valuation Analysis

Overview

Jefferies analyzed the relative value of Pinnacle in accordance with the following methodologies, each of which is described in more detail below:

•	Comparative Company Analysis;

•	Selected Comparative Transactions Analysis;

•	Discounted Cash Flow Analysis; and

•	Discounted Equity Value Analysis.

Comparative Company Analysis

Jefferies performed a comparative company analysis, which attempted to provide an implied value for Pinnacle by comparing Pinnacle to similar companies. For purposes of its analysis, Jefferies reviewed certain public market trading multiples for the following seven public companies which, based on its experience in the energy industry, Jefferies considered similar to Pinnacle in business mix:

•	Bill Barrett Corp.

•	Compton Petroleum Corp.

•	Delta Petroleum Corp.

•	Gasco Energy Inc.

•	Storm Cat Energy Corp.

•	Warren Resources Inc.

Jefferies reviewed selected multiples that are commonly used by participants and investors in the energy industry for Pinnacle and each of the comparative companies in this analysis. The selected multiples Jefferies analyzed for these companies included the following:

•	the total enterprise value divided by 2007 estimated earnings before interest, taxes, depreciation and amortization (EBITDA);

•	the total enterprise value divided by 2008 estimated earnings before interest, taxes, depreciation and amortization (EBITDA);

•	the total enterprise value divided by 2006 year-end, and 2007 mid-year where available, proved reserves (in million cubic feet equivalents, or Mcfe), including adjustments for certain acquisition and divestiture activity where available; and

•	the total enterprise value divided by third quarter 2007 average daily production (in million cubic feet equivalents per day, or MMcfe per day).

Jefferies calculated these financial multiples and ratios based on publicly available financial data as of February 1, 2008.

A summary of the range of market trading multiples of the comparative companies and those multiples calculated for Pinnacle are set forth in the chart below.

		Implied Pinnacle
		Multiple (Assuming
	Comparative	Exchange Ratio and		Pinnacle
	Companies Range	Price on		Multiple (as of
Metric	of Multiples	February 1, 2007)		February 1, 2007)

Enterprise Value/2007E EBITDA	20.0x - 40.0x	66.3	x	68.1	x
Enterprise Value/2008E EBITDA	6.0x - 10.0x	5.9	x	6.0	x
Enterprise Value/Proved Reserves ($/Mcfe)	$2.50 - $5.00	$4.29		$4.40
Enterprise Value/Average Production ($/Mcfepd)	$10,000 - $25,000	$11,313		$11,612

E= estimated

Based on the range of multiples selected above, Jefferies calculated the following valuation ranges for Pinnacle common stock:

•	$1.51 to $2.63 per share based on total enterprise value divided by 2007E EBITDA multiple range;

•	$4.20 to $6.73 per share based on total enterprise value divided by 2008E EBITDA multiple range;

•	$2.56 to $4.73 per share based on total enterprise value divided by proved reserves multiple range; and

•	$3.68 to $8.62 per share based on total enterprise value divided by average daily production multiple range.

Selected Comparative Transactions Analysis

Jefferies reviewed and compared the proposed financial terms and the premium implied in the merger to corresponding publicly available financial terms and premia of selected comparable corporate and asset transactions. In selecting these transactions, Jefferies reviewed certain corporate transactions from January 1, 2005 through February 1, 2008, in which the oil and gas assets of the targets are principally located in the Rocky Mountain region of the United States, including the transactions set forth in the table below.

Announcement Date	Acquirer	Target

1/15/08	Delek Group Ltd	Elk Resources Inc
1/14/08	Continental Resources Inc	Chesapeake Energy
12/11/07	Abraxas Petroleum	St Mary Land & Exploration
7/30/07	Pioneer Natural Resources Co.	Petrogulf Corp.
5/15/07	Undisclosed	Bill Barrett Corp.
5/14/07	Newfield Exploration Co.	Stone Energy Corp.
7/18/06	Storm Cat Energy Corp.	Bill Barrett Corp.
6/24/06	Prime West Energy Trust	Undisclosed
5/1/06	MDU Resources Group, Inc.	Undisclosed
4/13/06	Bill Barrett Corp.	CH4 Corporation
3/9/06	Black Hills Corporation	Koch Industries, Inc.
2/9/06	Noble Energy, Inc.	United States Exploration, Inc.
1/27/06	Berry Petroleum Co.	Undisclosed
9/21/05	Enerplus Resources Fund	Sleeping Giant LLC
2/23/05	Whiting Petroleum Corp.	Berco Resources, LLC

Jefferies selected the following representative multiple ranges for its comparative transaction analysis of Pinnacle:

•	the total enterprise value divided by proved reserves (in Mcfe); and

•	the total enterprise value divided by average daily production (in MMcfe per day).

A summary of the range of multiples of the comparative transactions and those multiples calculated for Pinnacle are set forth in the chart below.

		Implied Pinnacle
		Multiple (Assuming
	Comparative	Exchange Ratio and	Pinnacle
	Transactions Range	Price on	Multiple (as of
Metric	of Multiples	February 1, 2007)	February 1,2007)

Enterprise Value/Proved Reserves ($/Mcfe)	$2.00 - $3.00	$4.29	$4.40
Enterprise Value/Average Production ($/Mcfepd)	$10,000 - $20,000	$11,313	$11,612

Based on the range of multiples selected above, Jefferies calculated the following valuation ranges for Pinnacle common stock:

•	$2.12 to $2.99 per share based on total enterprise value divided by proved reserves multiple range; and

•	$3.68 to $6.97 per share based on total enterprise value divided by average daily production multiple range.

Discounted Cash Flow Analysis

Jefferies analyzed Pinnacle’s discounted cash flow value based on Pinnacle’s December 31, 2007 preliminary reserve report prepared by Pinnacle’s independent reserve engineer and provided to Jefferies by

Pinnacle’s management. This analysis was based on a combination of forward commodity prices, discount rates and investment risk factors set forth below based on Jefferies experience with mergers and acquisitions in the energy industry. The resulting pre-tax present value of future cash flows was adjusted for Pinnacle’s net debt as of September 30, 2007.

	Proved	Proved
	Developed	Developed	Proved
	Producing	Non Producing	Undeveloped	Probable	Possible

Natural Gas Base Pricing
2008	$8.35	$8.35	$7.00	$7.00	$7.00
2009	$8.55	$8.55	$7.00	$7.00	$7.00
2010	$8.41	$8.41	$7.00	$7.00	$7.00
2011	$8.24	$8.24	$7.00	$7.00	$7.00
2012	$8.15	$8.15	$7.00	$7.00	$7.00
Thereafter	$8.10	$8.10	$7.00	$7.00	$7.00
Basis Differential	$(1.13)	$(1.13)	$(1.13)	$(1.13)	$(1.13)
Discount Factor	10%	10%	10%	15%	15%
Investment Risk Factor	90% - 100%	80% - 90%	70% - 80%	50% - 60%	5% - 15%

Based on the discounted cash flow analysis, Jefferies calculated a valuation range for Pinnacle’s common stock of $2.81 to $4.08 per share.

Discounted Equity Value Analysis

Jefferies performed discounted equity value analyses to analyze the hypothetical future stock price of the Company, at year-end 2009, based on (w) preliminary financial projections provided by the Company, (x) estimated cash flow from the Company’s proved reserves, (y) estimated cash flow from the Company’s proved and probable reserves and (z) estimated cash flow from the Company’s proved, probable and possible reserves, in the case of each item described in clauses (x), (y) and (z), as set forth in a preliminary reserve report for the Company as of December 31, 2007 prepared by the Company’s independent reserve engineer. The 2010 EBITDA estimates were multiplied by a one year forward EBITDA multiple range of 5.0x to 7.0x based on Pinnacle’s comparative peer group one year forward EBITDA multiples to determine a future enterprise value. The comparative peer group included:

•	Bill Barrett Corp.;

•	Compton Petroleum Corp.;

•	Delta Petroleum Corp.;

•	Gasco Energy Inc.;

•	Storm Cat Energy Corp.; and

•	Warren Resources Inc.

The December 31, 2009 net debt estimate was subtracted from the resulting enterprise value to determine future equity value. The resulting future equity value was discounted to the present period using a 15% discount rate to determine discounted equity value.

	Preliminary		Preliminary	Preliminary Proved,
	Management	Preliminary	Proved &	Probable &
	Projections	Proved Reserves	Probable Reserves	Possible Reserves

Estimated Discounted Equity Value	$9.72 - $14.03	$1.03 - $1.25	$2.44 - $3.19	$10.64 - $15.29

Quest Valuation Analysis

Overview

Jefferies analyzed the relative value of Quest by preparing various analyses on Quest, Quest Energy Partners and Quest Midstream Partners in accordance with the following methodologies, each of which is described in more detail below:

• Quest Energy Partners

•	Comparative Company Analysis;

•	Selected Comparative Transactions Analysis; and

•	Discounted Cash Flow Analysis.

• Quest Midstream Partners

•	Comparative Company Analysis; and

•	Selected Comparative Transactions Analysis.

•	Quest

•	Sum-of-the-Parts Analysis

Comparative Company Analysis

Jefferies performed a comparative company analysis, which attempted to provide an implied value for Quest Energy Partners and Quest Midstream Partners by comparing each of them to similar companies. For purposes of its analysis, Jefferies reviewed certain public market trading multiples for the public companies set forth in the chart below, which, based on its experience in the energy industry, Jefferies considered similar to Quest Energy Partners and Quest Midstream Partners, respectively, in business mix.

• Quest Energy Partners	• Quest Midstream Partners
• Atlas Energy Resources LLC	• Atlas Pipeline Partners LP
• Breitburn Energy Partners LP	• Buckeye Partners LP
• Constellation Energy Partners LLC	• Crosstex Energy LP
• Encore Energy Partners LP	• DCP Midstream Partners LP
• EV Energy Partners LP	• Duncan Energy Partners LP
• Legacy Reserves LP	• Hiland Partners, LP
• Linn Energy, LLC	• Magellan Midstream Partners LP
• Vanguard Natural Resources, LLC	• MarkWest Energy Partners LP
• Regency Energy Partners LP
• Targa Resource Partners LP
• Transmontaigne Partners LP
• Williams Partners L.P.

In performing a comparative company analysis for each of Quest Energy Partners and Quest Midstream Partners, Jefferies reviewed selected multiples, which are commonly used by participants and investors in the energy industry, for Quest Energy Partners and Quest Midstream Partners and each of their respective comparative companies. The selected multiples analyzed for Quest Energy Partners, Quest Midstream Partners and their respective comparative companies include the following:

•	the total enterprise value divided by 2008 estimated EBITDA; and

•	the total equity value divided by 2008 estimated distributable cash flow.

Additionally, Jefferies also analyzed the total equity value divided by estimated 2008 first quarter annualized distribution of Quest Energy Partners with respect to its comparative companies.

Jefferies calculated these financial multiples and ratios based on publicly available financial data as of February 1, 2008.

A summary of the range of market trading multiples of the comparative companies and the implied equity valuation calculated for Quest Energy Partners and Quest Midstream Partners, respectively, are set forth in the charts below.

Quest Energy Partners

	Comparative	Implied Quest
	Companies	Energy Partners
Metric	Range of Multiples	Value per Unit

Enterprise Value/2008E EBITDA	5.5x - 8.5x	$14.36 - $23.81
Equity Value/2008E Distributable Cash Flow	7.0x - 10.0x	$12.13 - $17.32
Equity Value/Q1 2008E Annualized Distribution	11.0% - 8.0%	$14.32 - $19.68

E= estimated

Quest Midstream Partners

	Comparative	Implied Quest
	Companies	Midstream Partners
Metric	Range of Multiples	Equity Valuation
(In millions)

Enterprise Value/2008E EBITDA	7.0x - 11.0x	$141 - $273
Equity Value/2008E Distributable Cash Flow	9.0x - 13.0x	$170 - $246

E= estimated

Selected Comparative Transactions Analysis

Jefferies analyzed selected comparative transactions, which attempted to provide an implied value for each of Quest Energy Partners and Quest Midstream Partners by comparing each of them to certain transaction valuation multiples. In selecting these transactions, Jefferies reviewed certain corporate and asset transactions from January 1, 2005 through February 1, 2008, in which (i) in the case of Quest Energy Partners, the oil and gas assets of the targets are similar to those of Quest Energy Partners in the Cherokee Basin of the United States and (ii) in the case of Quest Midstream Partners, the midstream assets of the targets are similar to those of Quest Midstream Partners.

Quest Energy Partners

Announcement Date	Acquirer	Target

9/18/07	Equitable Resources Inc.	Penn Virginia Corp.
9/12/07	Breitburn Energy Partners LP	Quicksilver Resources Inc.
8/3/07	Constellation Energy Partners LLC	Newfield Exploration Co.
7/13/07	Constellation Energy Partners LLC	AMVEST
5/20/07	Atlas Energy Resources LLC	DTE Energy Co.
3/9/07	Constellation Energy Partners LLC	EnergyQuest LLC
12/14/06	Linn Energy, LLC	Undisclosed
9/30/06	EXCO Resources Inc.	Mountain V Oil & Gas
10/27/05	Linn Energy, LLC	Exploration Partners LLC

Quest Midstream Partners

Announcement Date	Acquirer	Target

9/20/07	Targa Resource Partners L.P.	Targa Resources Inc.
7/13/07	Regency Energy Partners LP	HM Capital Partners LLC
4/2/07	Eagle Rock Energy Partners L.P.	Laser Midstream Company LLC
6/4/06	Williams Partners L.P.	Williams Companies Inc.
Wisconsin Energy Corporation;
3/30/06	ONEOK Partners L.P.	WPS Resources Corp
2/15/06	TC Pipelines LP	ONEOK Partners L.P.
Caisse de depot et placement
7/11/05	du Quebec ; GE Finance	AIG Highstar Capital LP
6/20/05	Copano Energy LLC	Scissor Tail Energy LLC

A summary of the range of multiples of the comparative transactions and implied equity value are set forth in the charts below.

Quest Energy Partners

	Comparative	Implied Quest
	Companies	Energy Partners
Metric	Range of Multiples	Value per Unit

Enterprise Value/Proved Reserves ($/Mcfe)	$2.00 - $2.50	$17.68 - $22.84
Enterprise Value/Average Production ($/MMcfepd)	$10,000 - $14,000	$22.09 - $32.11

Quest Midstream Partners

	Comparative	Quest Midstream
	Companies	Partners Implied
Metric	Range of Multiples	Equity Valuation
(In millions)

Enterprise Value/LTM EBITDA	8.5x - 10.0x	$135 - $174

Discounted Cash Flow Analysis

Jefferies analyzed Quest Energy Partners’ discounted cash flow value based on Quest’s preliminary internal reserve report as of December 31, 2007 provided to Jefferies by Quest’s management. This analysis was based on a combination of forward commodity prices, discount rates and investment risk factors set forth below based on Jefferies experience with mergers and acquisitions in the energy industry. The resulting pre-tax present value of future cash flows was adjusted for Quest Energy Partners’ net debt as of September 30, 2007 and pro forma for Quest Energy Partners’ initial public offering completed on November 18, 2007.

	Proved	Proved
	Developed	Developed	Proved
	Producing	Non Producing	Undeveloped	Probable	Possible

Natural Gas Base Pricing
2008	$8.35	$8.35	$7.00	$7.00	$7.00
2009	$8.55	$8.55	$7.00	$7.00	$7.00
2010	$8.41	$8.41	$7.00	$7.00	$7.00
2011	$8.24	$8.24	$7.00	$7.00	$7.00
2012	$8.15	$8.15	$7.00	$7.00	$7.00
Thereafter	$7.65	$7.65	$7.00	$7.00	$7.00
Basis Differential	$(0.75)	$(0.75)	$(0.75)	$(0.75)	$(0.75)
Oil Base Pricing
2008	$91.00	$91.00	$60.00	$60.00	$60.00
2009	$89.10	$89.10	$60.00	$60.00	$60.00
2010	$88.07	$88.07	$60.00	$60.00	$60.00
2011	$88.15	$88.15	$60.00	$60.00	$60.00
2012	$88.59	$88.59	$60.00	$60.00	$60.00
Thereafter	$89.12	$89.12	$60.00	$60.00	$60.00
Basis Differential	$(4.50)	$(4.50)	$(4.50)	$(4.50)	$(4.50)
Discount Factor	10%	10%	10%	15%	15%
Investment Risk Factor	90% - 100%	80% - 90%	70% - 80%	50% - 60%	5% - 15%

Based on the discounted cash flow analysis for Quest Energy Partners, Jefferies calculated an implied value per unit range of $14.16 million to $16.15 million for Quest Energy Partners.

Sum-of-the-Parts Analysis

Jefferies analyzed Quest’s sum-of-the-parts valuation by evaluating each of Quest’s assets independently and subsequently adding them together. Quest’s assumed net debt is subtracted from total enterprise value to determine Quest’s implied equity value. Quest is assumed to hold the following assets:

Quest Energy Partners	Quest Midstream Partners

100% ownership in general partner	85% ownership in general partner
3.20 million common units	35,134 Class A subordinated units
8.86 million subordinated units	4.90 million Class B subordinated units

Quest’s subordinated units’ valuation is discounted to reflect its distribution preference rights as well as Quest Energy Partners’ and Quest Midstream Partners’ current levels of distributed cash flow per unit. Discount factors are set forth in the chart below.

Quest Energy Partners		Quest Midstream Partners

Subordinated Units	15.0%	Class A Subordinated Units	17.5%
		Class B Subordinated Units	20.0%

Jefferies calculated sum-of-the-parts equity value range for Quest common stock of $8.26 to $12.43 per share.

Conclusion

Jefferies determined and issued its written opinion to Pinnacle’s board of directors to the effect that as of February 6, 2008 and subject to the assumptions, limitations, qualifications and other matters described in its opinion, the exchange ratio is fair, from a financial point of view, to the holders of Pinnacle common stock (other than Quest and its affiliates).

Interests of Certain Persons in the Merger

In considering the recommendation of the Pinnacle board of directors with respect to the merger agreement, Pinnacle stockholders should be aware that Pinnacle’s directors and executive officers have interests in the merger and have arrangements that may be different from, or in addition to, those of the Pinnacle stockholders generally. These interests and arrangements may create potential conflicts of interest. The Pinnacle board of directors was aware of these interests and considered them, among other matters, in making its recommendation.

Equity Awards of Directors and Certain Executive Officers

Unvested equity awards of current Pinnacle directors will vest in their entirety since all of the directors will cease to be a director of Pinnacle as of the effective time of the merger, even though two directors will become directors of Quest after the effective time of the merger.

Certain executive officers may also benefit from the acceleration of vesting of, and any payment in the merger with respect to, certain stock options as described below. See “— Workforce and Employee Benefits Matters — Effect on Awards Outstanding Under Stock Plans.”

Severance Arrangements under Employment Agreements of Pinnacle Executive Officers.

Pinnacle is a party to employment agreements with each of Messrs. Schoonmaker and Barnes. These employment agreements contain provisions that may entitle these executive officers to severance payments. If Mr. Schoonmaker’s or Mr. Barnes’ employment is terminated by Pinnacle without cause, or by such person for good reason or due to retirement, within one year following a change of control of Pinnacle, he will be entitled to severance benefits which will include a lump sum payment equal to 1.5 times his annual base salary and the payment of a pro-rated bonus. In each case, all stock options, restricted stock awards and other equity compensation awards he holds will immediately vest and become exerciseable. These executive officers’ employment agreements are effective through December 31, 2007 and automatically renew for subsequent one-year periods unless Pinnacle or such person gives notice of termination. If such person’s employment is terminated within six months preceding or following a change of control due to a non-renewal of his employment agreement by Pinnacle, he will be entitled to the same change of control severance benefits described above. If the employment of Mr. Schoonmaker and Mr. Barnes is terminated in connection with the merger, they would be entitled to receive approximately $884,250 and $599,425, respectively, in total payments under their employment agreements (valuing their equity awards based on the closing price of Pinnacle common stock on January 14, 2008 of $5.07).

Continuing Board and Management Positions

The merger agreement provides that upon the consummation of the merger, Quest’s board of directors will consist of six members, four of whom will be current members of, and designated by, the board of directors of Quest and two of whom will be current members of the board of directors of Pinnacle or such other persons as may be designated by the board of directors of Pinnacle. The two individuals selected by Pinnacle’s board of directors will be subject to the reasonable good faith approval of the nominating committee of the Quest board of directors, in accordance with Quest’s Corporate Governance Guidelines and Nominating Committee Charter. Quest intends for the following current members of its board of directors to continue to serve on Quest’s board of directors following the merger: Jerry D. Cash, Jon H. Rateau, John C. Garrison, and William H. Damon III. Pinnacle intends to designate the following current members of its board of directors to serve on Quest’s board of directors following the merger: Robert L. Cabes, Jr. and Susan C. Schnabel. Committee members and chairpersons will be chosen by Quest’s board of directors following the merger from among its members. Quest directors James Kite and Malone Mitchell will resign from the Quest board and may be appointed to the board of Quest Energy GP, LLC, the general partner of Quest Energy Partners, L.P.

The merger agreement provides that Jerry D. Cash, Quest’s current Chairman, President and Chief Executive Officer, and the other executive officers of Quest, will continue to serve in their current position with Quest.

Workforce and Employee Benefits Matters

Continuation of Agreements

After the completion of the merger, Quest will assume and agree to perform all obligations of Pinnacle under any change of control agreements of Pinnacle existing as of the effective time of the merger that apply to Messrs. Schoonmaker and Barnes.

Continuation of Employment

After the completion of the merger, all employees of Pinnacle and its subsidiaries will become employees of Quest or its subsidiaries. Except as required by law or applicable employment agreements, Quest will have no obligation to continue to employ any former Pinnacle employees after the merger.

Employee Benefits for Former Pinnacle Employees

For the purposes of benefit plan eligibility and vesting periods for all of Quest’s employee benefit plans, programs, policies or arrangements, Quest shall deem each former Pinnacle employee’s period of employment with Pinnacle to have been employment and service with Quest. Quest will offer coverage under a group health plan to each former Pinnacle employee. Additionally, certain former Pinnacle employees that continue their employment with Quest after the merger will be granted awards totaling 227,772 shares of restricted stock of Quest pursuant to Quest’s existing stock benefit plan. Messrs. Schoonmaker and Barnes will receive 61,225 and 53,250 shares, respectively, of restricted Quest stock in connection with the closing of the merger.

Pinnacle’s Retention and Severance Plan

In connection with the proposed merger, Pinnacle has adopted a retention and severance plan providing certain benefits to its eligible employees. The retention and severance plan provides that any eligible employee of Pinnacle that is retained as an employee of Quest following the merger will receive a bonus equal to 10% or 15% of that employee’s base salary, as determined by the plan administrator. Further, if that employee is still employed by Quest on the 12-month anniversary of the merger, that employee will receive an additional bonus equal to 20% of his or her base salary. Any Pinnacle employee that does not receive an offer of continued employment after the merger will be promptly paid a termination benefit equal to 50% of his or her base salary. Any Pinnacle employee that receives and accepts an offer of continued employment after the merger but is involuntarily terminated without cause or terminates the employment for good reason within 12 months after the merger will be paid a severance benefit equal to 50% of his or her base salary. Upon consummation of the merger, Quest will assume Pinnacle’s obligations under the retention and severance plan. Mr. Schoonmaker and Mr. Barnes do not participate in the Pinnacle retention and severance plan.

Effect on Awards Outstanding Under Stock Plans

At the time of the merger, each outstanding stock option granted under the Pinnacle equity incentive plans, whether vested or unvested, will be converted into an obligation of Quest MergerSub to pay to the option holder an amount in cash equal to the product of (i) the number of shares of Pinnacle common stock subject to the option and (ii) the excess, if any, of the aggregate consideration per share, based on the 15-day, average closing price of Quest common stock at the time of the merger, over the exercise price per share previously subject to the option. At the time of the merger, each outstanding award of restricted stock granted to a non-employee director of Pinnacle, whether vested or unvested, will fully vest and have the same rights, and be subject to the same conditions, as each share of unrestricted Pinnacle common stock. At the time of the merger, each other share of restricted stock will be converted into a number of shares of Quest common stock equal to the number of shares of Pinnacle common stock subject to such restricted stock award or restricted stock unit multiplied by 0.5278. Messrs. Schoonmaker’s and Barnes’ existing restricted Pinnacle common stock will be converted into 15,833 shares and 10,556 shares, respectively, of restricted Quest common stock.

Accounting Treatment

The merger will be accounted for as an acquisition of Pinnacle by Quest using the “purchase” method of accounting. The purchase price will be allocated to Pinnacle’s identifiable assets and liabilities based on their estimated fair values at the date of the consummation of the merger, and any excess of the purchase price over those fair values will be accounted for as goodwill. The results of final valuations of property, plant and equipment, and intangible and other assets and the finalization of any potential plans of restructuring have not yet been completed. Quest will revise the allocation of the purchase price based on Pinnacle’s net assets at the time of the merger and when additional information becomes available. In addition, Quest will continue to use the full cost method of accounting for all oil and gas properties.

Appraisal Rights

Section 262 of the Delaware General Corporation Law grants appraisal rights to stockholders who are required, by the terms of a merger, to accept any consideration other than shares of stock in the surviving company, shares of stock listed on a national securities exchange or cash received as payment for fractional shares. Because Pinnacle stockholders will receive shares of Quest common stock that will be listed on a national securities exchange and cash in lieu of fractional shares, if any, as consideration in the merger, Pinnacle stockholders will not have appraisal rights as a result of the merger.

Resale of Quest Stock

The shares of Quest common stock issued in the merger will not be subject to any restrictions on transfer arising under the Securities Act except for shares issued to any Pinnacle stockholder who is, or is expected to be, an “affiliate” of Pinnacle for purposes of Rule 145 under the Securities Act at the time of the Pinnacle annual meeting. Persons who may be deemed to be “affiliates” of Pinnacle for these purposes generally include individuals or entities that control, are controlled by or are under common control with Pinnacle, and include the directors of Pinnacle. The merger agreement requires Pinnacle to use its reasonable best efforts to cause each of its affiliates to enter into a written agreement with Quest agreeing, among other things, not to transfer any Quest common stock received in the merger except (1) pursuant to an effective registration statement, (2) in compliance with Rule 145 under the Securities Act or (3) pursuant to an exemption from the registration requirements under the Securities Act.

This joint proxy statement/prospectus does not cover resales of Quest common stock received by any person upon consummation of the merger, and no person is authorized to make any use of this joint proxy statement/prospectus in connection with any resale.

Dividends

Quest has no current plans to pay cash dividends on its common stock. Quest’s credit facility restricts its ability to pay cash dividends. After the merger, Quest intends to retain its earnings to finance the expansion of its business and for general corporate purposes. Therefore, Quest does not anticipate paying cash dividends on its common stock in the foreseeable future.

Following the merger, Quest’s board of directors will have the authority and discretion to declare and pay dividends on the Quest common stock as long as Quest has funds legally available to do so. Upon consummation of the merger, Quest’s credit facility will continue to restrict Quest’s ability to pay cash dividends.

Amendment of Credit Facility

As a condition to the closing of the merger, Quest will either obtain the consent of its lenders to permit the merger or will refinance its existing credit facility with a new credit facility.

THE MERGER AGREEMENT

The following summary of the merger agreement, as amended and restated (the “merger agreement”), is qualified in its entirety by reference to the complete text of the merger agreement, a copy of which is attached as Annex A to this joint proxy statement/prospectus. The rights and obligations of the parties are governed by the express terms and conditions of the merger agreement and not by this summary or any other information contained in this joint proxy statement/prospectus. We urge you to read the merger agreement carefully and in its entirety, as well as this joint proxy statement/prospectus, before making any decisions regarding the merger.

The merger agreement has been included with this joint proxy statement/prospectus to provide you additional information regarding its terms. The merger agreement sets forth the contractual rights of Quest and Pinnacle, but is not intended to be a source of factual, business or operational information about Quest or Pinnacle. That kind of information can be found elsewhere in this joint proxy statement/prospectus and in the other filings Quest makes with the SEC, which are available as described in “Where You Can Find More Information” beginning on page 163.

As a stockholder, you are not a third party beneficiary of the merger agreement and therefore you may not directly enforce any of its terms or conditions. The parties’ representations, warranties and covenants were made as of specific dates and only for purposes of the merger agreement and are subject to important exceptions and limitations, including a contractual standard of materiality different from that generally relevant to investors. In addition, the representations and warranties may have been included in the merger agreement for the purpose of allocating risk between Quest and Pinnacle, rather than to establish matters as facts. Certain of the representations, warranties and covenants in the merger agreement are qualified by information each of Quest and Pinnacle filed with the SEC prior to the date of the merger agreement, as well as by disclosure schedules each of Quest and Pinnacle delivered to the other party prior to signing the merger agreement. The disclosure schedules have not been made public because, among other reasons, they include confidential or proprietary information. The parties believe, however, that all information material to a stockholder’s decision to approve the merger or the issuance of quest common Stock in the merger is included or incorporated by reference in this document.

You should also be aware that none of the representations or warranties has any legal effect among the parties to the merger agreement after the effective time of the merger, nor will the parties to the merger agreement be able to assert the inaccuracy of the representations and warranties as a basis for refusing to close the transaction unless all such inaccuracies as a whole have had or would be reasonably likely to have a material adverse effect on the party that made the representations and warranties.

Furthermore, you should not rely on the covenants in the merger agreement as actual limitations on the respective businesses of Quest and Pinnacle, because either party may take certain actions that are either expressly permitted in the confidential disclosure letters to the merger agreement or as otherwise consented to by the appropriate party, which may be given without prior notice to the public.

Form and Effective Times of the Merger

The merger agreement contemplates that, in connection with the closing under the merger agreement, Quest MergerSub, a direct, wholly owned subsidiary of Quest, will merge with and into Pinnacle, with Pinnacle surviving as a direct, wholly owned subsidiary of Quest. The name of Pinnacle will be changed to “Quest Western Resource Corporation.”

The closing of the merger will take place in Kansas City, Missouri, on the date specified by the parties to the merger agreement, which will be on the first business day following the date all of the conditions to the merger described below in “— Conditions to the Merger” are fulfilled or waived (other than those conditions that by their nature are to be fulfilled at the closing, but subject to the fulfillment or waiver of those conditions). The merger will be effective at the time designated by Pinnacle in a certificate of merger filed with the office of the Secretary of State of the State of Delaware.

Consideration to be Received in the Merger

In the merger, each holder of shares of Pinnacle common stock will have the right to receive 0.5278 shares of Quest common stock in exchange for each share of Pinnacle common stock. Holders of Pinnacle common stock will have the right to receive cash for any fractional shares they otherwise would receive in the merger. The amount of cash for any fractional shares of Quest common stock will be determined based on the average NASDAQ Global Market closing price of Quest common stock during the 15 trading days ending on the third trading day immediately preceding the effective time of the merger.

Cancellation of Certain Shares of Pinnacle Common Stock in the Merger

At the effective time of the merger, each share of Pinnacle common stock issued and held in Pinnacle’s treasury or owned by Quest (or any of their respective wholly-owned subsidiaries) will be canceled without payment of any consideration.

Conversion of Certain Outstanding Equity Awards

For a discussion of provisions in the merger agreement relating to the assumption by Quest of certain outstanding equity awards, please see “The Merger — Workforce and Employee Benefits Matters — Continuation of Agreements” and “The Merger — Workforce and Employee Benefits Matters — Effect on Awards Outstanding Under Stock Plans” beginning on page 115.

Adjustment to the Exchange Ratio

If, before the completion of the merger, the outstanding shares of Quest common stock or the outstanding shares of Pinnacle common stock increase, decrease, change into or are exchanged for a different number or class of shares, in each case, by reason of any reclassification, recapitalization, stock split, split-up, combination or exchange of shares or a stock dividend or dividend payable in other securities is declared with a record date prior to the consummation of the merger, or any other similar transaction occurs, the merger exchange ratio will be adjusted accordingly.

Rule 16b-3 Approval

Before the completion of the merger, Quest and Pinnacle, and their respective boards of directors or committees thereof, must use their reasonable best efforts to take all actions to cause any dispositions of Pinnacle common stock (including any derivative securities) and any acquisitions of Quest common stock (including any derivative securities) in the transactions contemplated by the merger agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Securities Exchange Act of 1934 to be exempt from Section 16(b) under Rule 16b-3 under that act.

Procedures for Exchange of Share Certificates

Quest will choose a bank or trust company reasonably satisfactory to Pinnacle to act as exchange agent. Quest will deposit with the exchange agent certificates representing its common stock to be issued pursuant to the merger agreement, as well as sufficient cash to pay cash in lieu of fractional shares of Quest common stock in accordance with the merger agreement. Promptly after the effective time of the merger, Quest will cause the exchange agent to mail to each holder of record of one or more certificates that, immediately prior to the effective time of the merger, represented shares of the common stock of Pinnacle:

•	a letter of transmittal (which will specify that delivery will be effected, and risk of loss and title to the certificates will pass, only upon delivery of the certificates to the exchange agent and will be in such form and have such other provisions as Quest may reasonably specify); and

•	instructions for use in effecting the surrender of the certificates in exchange for certificates representing shares of the common stock of Quest, any unpaid dividends and distributions on those shares and cash in lieu of any fractional shares.

Upon surrender of a certificate representing the common stock of Pinnacle for cancellation to the exchange agent, together with the letter of transmittal described above, duly executed and completed in accordance with the instructions that accompany the letter of transmittal, the holder of that certificate will be entitled to receive in exchange (1) a certificate representing that number of whole shares of Quest common stock and (2) a check representing the amount of cash in lieu of fractional shares of Quest common stock, if any, and unpaid dividends and distributions, if any, the holder has the right to receive pursuant to the provisions of the merger agreement, after giving effect to any required withholding tax. The surrendered certificate will then be cancelled. Uncertificated shares of Pinnacle common stock will be automatically cancelled, and the holders of the uncertificated shares will be entitled to receive in exchange the same consideration set forth above.

No interest will be paid or accrued on the cash in lieu of fractional shares and unpaid dividends and distributions, if any, payable to holders of any certificates representing shares of common stock of Pinnacle. Further, no dividends or other distributions declared or made after the effective time of the merger with respect to shares of Quest common stock with a record date after the effective time of the merger will be paid to any holder of any unsurrendered certificate representing shares of common stock of Pinnacle with respect to the shares of Quest common stock issuable upon the surrender of such certificate until such certificate is surrendered.

In the event of a transfer of ownership of Pinnacle common stock that is not registered in the transfer records of Pinnacle, a certificate representing the proper number of shares of Quest common stock, together with a check for the cash to be paid in lieu of fractional shares, if any, may be issued to the transferee if the certificate representing such common stock of Pinnacle is presented to the exchange agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid.

Any former stockholders of Pinnacle who have not surrendered their certificates representing Pinnacle common stock within one year after the effective time of the merger should only look to Quest, not the exchange agent, for delivery of certificates representing shares of Quest common stock and cash in lieu of any fractional shares and for any unpaid dividends and distributions on the shares of Quest common stock deliverable to those former stockholders pursuant to the merger agreement.

Covenants and Agreements

Interim Operations

Each of Quest and Pinnacle has agreed to customary covenants that place restrictions on it and its subsidiaries until the effective time of the merger. Except as set forth in the disclosure schedules provided by each of Quest and Pinnacle, as expressly permitted or provided for by the merger agreement, as required by applicable laws or with the written consent of the other party, each of Quest and Pinnacle has agreed that it will:

•	conduct its operations and cause each of its subsidiaries to conduct its operations in the usual, regular and ordinary course in substantially the same manner as previously conducted;

•	use its reasonable best efforts, and cause each of its subsidiaries to use its reasonable best efforts, to:

•	preserve intact its business organization and goodwill (except that any of its subsidiaries may be merged with or into, or be consolidated with or liquated into, it or any of its subsidiaries),

•	keep available the services of its officers and employees, and

•	maintain satisfactory business relationships;

•	not amend or propose to amend its organizational documents, other than bylaw amendments that are not detrimental to the interests of stockholders;

•	not permit or allow Quest MergerSub, Inc. to amend its organizational documents;

•	promptly notify the other party of:

•	any material change in its or any of its material subsidiaries’ condition (financial or otherwise) or business,

•	any termination, cancellation, repudiation or material breach of material contracts (or communications indicating that the same may be contemplated), or

•	any material litigation or proceedings (including arbitration and other dispute resolutions proceedings) or material governmental complaints, investigations, inquiries or hearings (or communications indicating that the same may be contemplated), or any material developments in any such litigation, proceedings, complaints, investigations, inquiries or hearings;

•	not, and will not permit any of its subsidiaries to, issue any shares of its capital stock or other equity securities, effect any stock split or otherwise change its capitalization as it existed on the date of the merger agreement, except pursuant to the exercise of options or upon the settlement of restricted stock units existing on the date of the merger agreement,

•	not, and will not permit any of its subsidiaries to, grant any option, warrant, conversion right or other right not existing on the date of the merger agreement to acquire or otherwise with respect to shares of its capital stock or other equity securities, or grant or issue any restricted stock or securities, except for awards under the Quest or Pinnacle benefit plans in existence as of the date of the merger agreement to any newly hired employees or to existing officers, directors or employees in the ordinary course of business consistent with past practices, as long as the vesting or exercisability of any award made after the date of the merger agreement does not accelerate as a result of the pendency, approval or consummation of the transactions contemplated by the merger agreement;

•	not, and will not permit any of its subsidiaries to, amend or modify any option, warrant, conversion right or other right to acquire shares of its capital stock existing on the date of the merger agreement;

•	not, and will not permit any of its subsidiaries to, increase any compensation or benefits, award or pay any bonuses, establish any bonus plan or arrangement or enter into, amend or extend any employment or consulting agreement with any former, present or future officers, directors or employees, except in the ordinary course of business consistent with past practices or as required by law;

•	not, and will not permit any of its subsidiaries to, adopt any new employee benefit plan or agreement (including any stock option, stock benefit or stock purchase plan) or amend (except as required by law) any existing employee benefit plan in any material respect, except as expressly permitted by the merger agreement;

•	not, and will not permit any of its subsidiaries to, permit any holder of an option or other award to acquire shares of common stock of Quest or Pinnacle to have shares withheld upon exercise, vesting or payment for tax purposes, in excess of the number of shares needed to satisfy the minimum federal and state tax withholding requirements;

•	not declare, set aside or pay any dividend on or make other distributions or payment with respect to any shares of its capital stock and not redeem, purchase or otherwise acquire any shares of its shares of capital stock or the capital stock of any of its subsidiaries, or make any commitment for such action;

•	not, and will not permit any of its subsidiaries to, sell, lease, license, encumber or otherwise dispose of, any assets (including capital stock of subsidiaries that are, individually or in the aggregate, material to it and its subsidiaries as a whole, except:

•	sales of surplus or obsolete equipment,

•	sales of other assets in the ordinary course of business or sales of assets pursuant to contractual rights existing as of the date of the merger agreement that were entered into in the ordinary course of business consistent with past practices,

•	sales, leases or other transfers between itself and its wholly owned subsidiaries or between such subsidiaries,

•	sales or divestitures required by or in conformance with applicable laws in order to permit or facilitate the consummation of the merger in accordance with the terms of the merger agreement, or

•	arm’s-length sales or transfers for aggregate consideration not exceeding $5 million for each of Quest and Pinnacle;

•	not, and will not permit any of its subsidiaries to, acquire or agree to acquire by merging or consolidating with, or by purchasing an equity interest in or a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, except in each case; for acquisitions approved in writing by both parties; or for acquisitions and agreements that, involve an aggregate consideration of less than:

•	$10 million for all acquisitions of the equity interests in or a substantial portion of the assets of businesses or entities whose principal assets are oil and gas leases, gathering systems and related pipelines and equipment, and

•	$5 million for all other acquisitions;

•	not, and will not permit any of its subsidiaries to, acquire or agree to acquire, directly or indirectly, any assets or securities that would require a filing or approval under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended (the “HSR Act”);

•	not, and will cause its subsidiaries not to, change any material accounting principle or practice used by it except as required by a change in generally accepted accounting principles;

•	use, and will cause its subsidiaries to use, commercially reasonable efforts to maintain in full force without interruption its present insurance policies or comparable insurance coverage;

•	not, and will not permit any of its subsidiaries to:

•	make or rescind any material tax election,

•	settle or compromise any material tax claim or controversy except to the extent of any reserve reflected on its consolidated balance sheet as of June 30, 2007, or

•	materially change its methods of reporting relating to taxes from those employed in the preparation of its tax return for the most recent taxable year for which a return has been filed, except as may be required by applicable law;

•	not, and will not permit any of its subsidiaries to, materially increase its capital spending above its disclosed capital budget;

•	not, and will not permit any of its subsidiaries to, incur any indebtedness for borrowed money in excess of $30 million, in the aggregate, or guarantee any such indebtedness, issue or sell any debt securities or warrants or rights to acquire any of its or its subsidiary’s debt securities, or guarantee any debt securities of others, except for borrowings from its credit facility in the ordinary course of business, borrowings to repay or repurchase its other indebtedness or borrowings in respect of intercompany debt;

•	not, and will not permit any of its subsidiaries to, enter into any material lease or create any material liens or encumbrances (other than certain permitted liens) on any of its property, except in the ordinary course of business or with or between its subsidiaries;

•	not, and will not permit any of its subsidiaries to, purchase or otherwise acquire any shares of common stock of Pinnacle or Quest, other than shares purchased solely to satisfy withholding obligations in connection with the vesting or exercise of equity-based awards by the grantees of such awards;

•	not take any action that could reasonably be expected to delay materially or adversely affect in a material respect the ability of any of the parties to obtain any consent, authorization, order or approval of any governmental commission, board or other regulatory body or the expiration of any applicable waiting period required to consummate the transactions contemplated by the merger agreement;

•	not terminate, amend, modify or waive any provision of any agreement containing a standstill covenant to which it is a party, and enforce, to the fullest extent permitted under applicable law, the provisions of any such standstill agreement, unless in the good faith opinion of its board of directors after consultation with its outside legal counsel restraining from taking or taking such action would be inconsistent with its fiduciary duties;

•	not take any action that would reasonably be expected to result in any condition to the consummation of the merger not being satisfied; and

•	not, and will not permit any of its subsidiaries to, agree in writing or otherwise to take any of the prohibited actions described above.

Regulatory Filings and Related Matters

Pursuant to the merger agreement, Quest and Pinnacle have also agreed to:

•	promptly make any required filings and make any other required submissions under the HSR Act and any applicable non-U.S. competition, antitrust or premerger notification laws with respect to the merger;

•	use their reasonable best efforts to cooperate with one another in:

•	determining which filings are required to be made with, and which consents, approvals, permits orauthorizations are required to be obtained from, governmental or regulatory authorities, and

•	timely making all such filings and timely seeking all required consents, approvals, permits or authorizations without causing a material adverse effect on Quest or Pinnacle;

•	promptly notify each other of any communication from any authority concerning the merger and permit the other party to review in advance any proposed communication to any authority concerning the merger;

•	not participate or agree to participate in any meeting or discussion with any authority in respect of any filing, investigation or other inquiry about the merger unless the other party is consulted in advance and, to the extent allowed, given the opportunity to attend and participate;

•	furnish each other with copies of all correspondence, filings and communications with any authority about the merger;

•	furnish each other with information and reasonable assistance that the other party reasonably requests in connection with the preparation of necessary filings, registrations or submissions of information to any authorities;

•	substantially comply and certify substantial compliance with any request for additional information issued pursuant to the HSR Act, as soon as reasonably practicable following the issuance of the request for additional information;

•	use reasonable best efforts to:

•	do all things necessary, proper or advisable to consummate the merger, including using reasonable best efforts to satisfy the conditions precedent to the consummation of the merger,

•	cause the expiration or termination of the applicable waiting period under the HSR Act,

•	cause the merger to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code,

•	avoid the entry of, or to have vacated, terminated or modified, any decree, order or judgment that would restrain, prevent or delay the consummation of the merger, and

•	take any and all steps necessary to obtain any consents or eliminate any impediments to the merger.

Quest and Pinnacle are not required to take or agree to take any action to dispose of any of their respective assets or to limit their freedom of action with respect to any of their businesses, to obtain any approvals or to remove any antitrust-related impediments to the merger, except those actions, to which the other party agrees, that are conditioned upon the consummation of the merger and that, individually or in the aggregate, do not have and are not reasonably likely to have a material adverse effect on Quest after the merger.

Additional Agreements

Pursuant to the merger agreement, each of Quest and Pinnacle also has agreed to:

•	to the extent permitted by law, provide the other party reasonable access to its properties, records, files, correspondence, audits and other information;

•	to the extent permitted by law and applicable stock exchange listing arrangements, consult with one another and obtain the other party’s prior consent before issuing any press releases and other announcements regarding the merger;

•	ensure that the information provided by each of them for inclusion in this joint proxy statement/prospectus will not include any untrue statement of material fact or omit a material fact required to make the statements therein, in light of the circumstances under which they were made, not misleading, at the time of the mailing of this joint proxy statement/prospectus and at the time of the respective meetings of the stockholders of Quest and Pinnacle;

•	use its reasonable best efforts to cause Quest to promptly prepare and submit to the NASDAQ Stock Market a listing application covering the shares of Quest common stock issuable in connection with the merger and use its reasonable best efforts to obtain, before the effective time, the NASDAQ Stock Market’s approval for the listing of those shares;

•	use its reasonable best efforts to have timely delivered to the other party a “comfort” letter from its independent public accounting firm;

•	pay all costs and expenses incurred by them in connection with the merger agreement, regardless of whether the merger is consummated, other than costs that are specified to be shared or reimbursed under the merger agreement; and

•	promptly notify the other party if any representation or warranty made by it or contained in the merger agreement becomes untrue or inaccurate in any material respect or if it fails to comply with or satisfy in any material respect any covenant, condition or agreement under the merger agreement; and

•	take all action necessary to cause, as of the effective time of the merger:

•	the board of directors of Quest to consist of six members, two of whom will consist of current members of the Pinnacle board of directors or such other persons as may be designated by the Pinnacle board of directors and four of whom will consist of current members of the Quest board of directors designated by the Quest board of directors, and

•	Jerry D. Cash to continue to serve as President and Chief Executive Officer of Quest.

In addition, Pinnacle has agreed to use its reasonable best efforts to obtain from each of its “affiliates,” as that term is used in Rule 145 promulgated by the SEC under the Securities Act of 1933, a written agreement not to transfer Quest common stock issued to that person pursuant to the merger except (1) pursuant to an effective registration statement, (2) in compliance with Rule 145 under the Securities Act of 1933 or (3) pursuant to an exemption from the registration requirements under the Securities Act of 1933;

Pursuant to the merger agreement and in addition to the applicable covenants of Quest listed above, Quest has agreed:

•	for a period of six years after the effective time of the merger, to indemnify, hold harmless and advance expenses to, to the greatest extent permitted by law as of the date of the merger agreement, each person who is, or has been at any time prior to the effective time of the merger, an officer or director of Pinnacle and its subsidiaries, with respect to all acts or omissions by them in their capacities as such or taken at the request of Pinnacle at any time prior to the effective time of the merger;

•	to honor all indemnification agreements, expense advancement and exculpation provisions with any of such officers or directors of Pinnacle or its subsidiaries (including under Pinnacle’s certificate of incorporation or by-laws) in effect as of the date of the merger agreement;

•	for a period of six years after the effective time of the merger, to maintain officers’ and directors’ liability insurance covering the individuals who are, or at any time prior to the effective time of the merger were, covered by Pinnacle’s existing officers’ and directors’ liability insurance policies on terms substantially no less advantageous to such individuals, provided that Quest will not be required to pay annual premiums in excess of 200% of the last annual premium paid by Pinnacle prior to the date of the merger agreement, but in such case will purchase as much coverage as reasonably practicable for such amount;

•	to the extent required in any change in control agreement between Pinnacle and any employee of Pinnacle, to assume and agree to perform such agreement and agree that such employee may enforce such agreement against Quest;

•	to employ the existing employees of Pinnacle and its subsidiaries immediately after the effective time of the merger, except that Quest will have no obligation to continue employing any employee for any length of time except in accordance with any employment agreement, and to deem the period of employment with Pinnacle and its subsidiaries to have been employment with Quest for benefit plan eligibility and vesting purposes (but not for purposes of benefit accruals or benefit computations) for all of Quest’s employee benefit plans, programs, policies or arrangements;

•	to waive, and to cause the relevant insurance carriers and other third parties to waive, all restrictions and limitations for any existing medical condition for Pinnacle employees and their eligible dependents to the extent that such condition would be covered by the relevant Pinnacle benefit plan in effect immediately prior to the merger;

•	to offer each employee of Pinnacle and its subsidiaries coverage under a group health plan of Quest that credits the employees any deductibles already incurred during the year under the relevant Pinnacle benefit plan;

•	to grant employees of Pinnacle and its subsidiaries awards of Quest restricted stock under the terms of Quest’s existing stock benefit plan, with restrictions and forfeiture rights as are customary for new employees of Quest;

•	to continue in effect and perform its obligations under the Pinnacle Retention and Severance Plan;

•	to take all actions that are necessary and permitted under the Quest rights agreement to provide that rights certificates representing an appropriate number of rights are issued to Pinnacle’s stockholders who receive Quest common stock in the merger if any distribution date or triggering event occurs under the Quest rights agreement prior to the consummation of the merger, and, in the event the Quest rights agreement does not permit rights certificates to be issued to Pinnacle stockholders, to adjust the exchange ratio as Pinnacle and Quest mutually agree to preserve the economic benefits that Pinnacle and Quest reasonably expected on the date of the merger agreement to receive as a result of the consummation of the merger and the other transactions contemplated by the merger agreement;

•	to grant registration rights to the persons identified in the disclosure schedules with respect to all the shares of Quest common stock issued to those persons in the merger; and

•	to take all action necessary to cause Quest MergerSub to perform all of its agreements, covenants and obligations under the merger agreement and to consummate the merger.

No Solicitation

Each of Quest and Pinnacle has agreed that it will not, nor will it permit any of its subsidiaries or any of their respective officers, directors, employees, agents or representatives to, directly or indirectly through another person:

•	solicit, initiate or knowingly encourage or take any other action designed to facilitate or that could reasonably be expected to facilitate any inquiry or the making of any proposal or offer that constitutes, or that could reasonably be expected to lead to a “takeover proposal” with respect to such party as described below; or

•	enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any person any confidential information in connection with, any takeover proposal.

The merger agreement provides that a “takeover proposal” means any inquiry, proposal or offer from any person relating to, or that could reasonably be expected to lead to:

•	any direct or indirect acquisition or purchase, in one transaction or a series of transactions, of:

•	assets or businesses that constitute 20% or more of the revenues, net income or the assets of Quest and its subsidiaries or Pinnacle and its subsidiaries (in each case, taken as a whole); or

•	20% or more of any class of equity securities of Quest or Pinnacle or any of their respective significant subsidiaries (excluding the initial public offering of common units of Quest Energy Partners L.P.):

•	any tender offer or exchange offer that if consummated would result in any person beneficially owning 20% or more of any class of equity securities of Quest or Pinnacle or any of their respective significant subsidiaries; or

•	any merger, consolidation, business combination, recapitalization, liquidation, dissolution, joint venture, binding share exchange or similar transaction involving Quest, Pinnacle or any of their respective subsidiaries pursuant to which any person or the stockholders of any person would own 20% or more of any class of equity securities of Quest or Pinnacle or any of their respective significant subsidiaries or of any resulting parent company of Quest or Pinnacle.

Nothing in the merger agreement, however, prevents Quest or Pinnacle from at any time prior to Quest’s stockholders approving the issuance of Quest common stock in the merger, or Pinnacle’s stockholders approving and adopting the merger agreement, in response to a bona fide written takeover proposal that was made after the date of the merger agreement and did not otherwise result from a breach of the merger agreement and that the party’s board of directors determines in good faith (after consultation with outside counsel and a financial advisor of nationally recognized reputation) constitutes or is reasonably likely to lead to a “superior proposal” (as defined below), if that party’s board of directors determines in good faith (after consultation with outside counsel) that the failure to do so would be inconsistent with its fiduciary duties to its stockholders under applicable laws:

•	after giving the other party written notice of the determinations described above, furnishing information with respect to that party and its subsidiaries to the person making the takeover proposal pursuant to a customary confidentiality agreement not less restrictive of such person than the confidentiality agreement between Quest and Pinnacle;

•	participating in discussions or negotiations with the person making the takeover proposal regarding the takeover proposal;

•	taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Securities Exchange Act of 1934; or

•	making any required disclosure to the stockholders of Quest or Pinnacle, as the case may be, if, in the good faith judgment of the board of directors of such party (after consultation with outside counsel) failure to so disclose would constitute a violation of applicable law or fiduciary duty, except as described in the following paragraph.

Each of Quest and Pinnacle has agreed that its board of directors and any committee thereof will not:

•	make an “adverse recommendation change,” which is defined as:

•	a withdrawal (or modification in a manner adverse to the other party), or proposal to withdraw (or modify in a manner adverse to the other party), the approval, recommendation or declaration of advisability by such board of directors or any committee thereof of the merger agreement, the merger or the other transactions contemplated by the merger agreement,

•	a recommendation, adoption or approval, or proposal to recommend, adopt or approve, any takeover proposal, or

•	the failure to reaffirm within a reasonable period of time upon request by the other party (publicly, if so requested) its recommendation of the merger agreement, the merger and the other transactions contemplated by merger agreement; or

•	approve or recommend, or propose to approve or recommend, or allow Quest or Pinnacle, as the case may be, or any of their respective subsidiaries to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement constituting or related to, or that is intended to or could reasonably be expected to lead to, a takeover proposal with respect to such party (other than certain permitted confidentiality agreements).

At any time prior to obtaining the approval to issue Quest common stock in the merger by Quest’s stockholders or the approval and adoption of the merger agreement by Pinnacle’s stockholders, however, the board of directors of Quest or Pinnacle may make an adverse recommendation change if that board of directors determines in good faith (after consultation with outside counsel) that the failure to do so would be inconsistent with its fiduciary duties to its stockholders under applicable laws and provides five business days’ notice to the other party of its intention to make an adverse recommendation change. In determining whether to make an adverse recommendation change, the board of directors of Quest or Pinnacle must take into account any changes to the financial terms of the merger agreement proposed by the other party in response to the delivery of a notice of an adverse recommendation change or otherwise.

For purposes of the merger agreement, the term “superior proposal” means, as to either Quest or Pinnacle any bona fide proposal or offer made by a third person that if consummated would result in such person’s (or its stockholders’) owning, directly or indirectly, more than 50% of the shares of common stock then outstanding of such party (or of the surviving entity in a merger or the direct or indirect parent of the surviving entity in a merger), or all or substantially all the assets of such party, which the board of directors of such party determines in good faith (after consultation with a financial advisor of nationally recognized reputation) to be:

•	more favorable to the stockholders of such party from a financial point of view than the merger, taking into account all the terms and conditions of such proposal and the merger agreement (including any changes to the financial terms of the merger agreement proposed by the other party in response to such offer or otherwise); and

•	reasonably capable of being financed and completed, taking into account all financial, legal, regulatory, timing and other aspects of such proposal.

In addition, each of the parties has agreed to promptly (and in any event within one business day) advise the other party of the receipt of any takeover proposal or any inquiry with respect to or that could reasonably be expected to lead to a takeover proposal, the material terms and conditions of any such takeover proposal or inquiry (including any changes thereto) and the identity of the person making any such takeover proposal or inquiry. Each of Quest and Pinnacle has agreed to:

•	keep the other party fully informed of the status and material terms and conditions (including any change therein) of any takeover proposal or inquiry as to such party; and

•	provide to the other party as soon as practicable after receipt or delivery thereof with copies of all correspondence and other written material sent or provided to such party or any of its subsidiaries from any person that describes any of the material terms and conditions of any takeover proposal.

Representations and Warranties

Pinnacle, on the one hand, and Quest and Quest MergerSub, on the other hand, have made various representations and warranties in the merger agreement which, in the cases of Quest and Pinnacle, are substantially reciprocal. Those representations and warranties are subject to qualifications and limitations agreed to by the parties in connection with negotiating the terms of the merger agreement. Some of the more significant of these representations and warranties pertain to:

•	the organization, good standing and foreign qualification of the parties and the corporate authority to own, operate and lease their respective properties and to carry on their respective businesses as currently conducted;

•	the authorization, execution, delivery and enforceability of the merger agreement and related matters;

•	capitalization;

•	subsidiaries;

•	compliance with laws and possession of permits;

•	whether each party’s execution and delivery of the merger agreement or consummation of the transactions contemplated thereby causes any:

•	conflict with such party’s charter documents,

•	“change of control” under any material agreements or any employee benefit plans of such party,

•	breach or default, or the creation of any liens, under any agreements of such party, or

•	any violation of applicable law;

•	the documents and reports that the parties have filed with the SEC;

•	litigation;

•	whether certain events, changes or effects have occurred from January 1, 2007 to the date of the merger agreement;

•	taxes;

•	employee benefit plans;

•	labor matters;

•	environmental matters;

•	intellectual property matters;

•	court orders and decrees;

•	maintenance of insurance;

•	broker’s fees and similar fees;

•	receipt of opinions from financial advisors;

•	beneficial ownership of the other party’s capital stock;

•	the stockholder votes required in connection with the adoption of merger agreement;

•	material contracts;

•	capital expenditure programs;

•	improper payments;

•	takeover statutes and rights plans;

•	title and ownership of property and equipment and related matters; and

•	hedging.

None of these representations and warranties will survive after the effective time of the merger.

Conditions to the Merger

Mutual Conditions to Each Party’s Obligation to Effect the Merger

The merger agreement contains customary closing conditions, including the following conditions that apply to the obligations of each of Pinnacle, Quest and Quest MergerSub:

•	Quest has obtained the approval of its stockholders to issue Quest common stock in the merger;

•	Pinnacle has obtained the approval of its stockholders to approve and adopt the merger agreement;

•	Any waiting period applicable to the completion of the merger under the HSR Act has expired or been terminated;

•	There is no final or preliminary administrative order denying approval of or prohibiting the merger issued by a regulatory authority if that order is in the reasonable judgment of Quest or Pinnacle reasonably likely to have a material adverse effect on Quest after the merger;

•	None of the parties to the merger agreement is subject to any decree, order or injunction of a U.S. court of competent jurisdiction that prohibits the consummation of the merger;

•	The SEC has declared the registration statement, of which this joint proxy statement/prospectus forms a part, to be effective, and no stop order concerning the registration statement is in effect;

•	The NASDAQ Stock Market has authorized for listing the shares of Quest common stock to be issued pursuant to the merger, subject to official notice of issuance; and

•	The parties have obtained all required consents, except where the failure to obtain any such consents has not had and is not reasonably likely to have a material adverse effect on Quest after the consummation of the merger.

For purposes of the merger agreement, the term “material adverse effect” means, with respect to any party, any change, effect, event, occurrence, state of facts or development that individually or in the aggregate has a material adverse effect on or change in the business, assets, financial condition or results of operations of such person and its subsidiaries, taken as a whole, except for any such change or effect that arises or results from:

•	changes in general economic, capital market, regulatory or political conditions or changes in law or the interpretation thereof that, in any case, do not disproportionately affect such person in any material respect,

•	changes that affect generally the industries in which Quest or Pinnacle are engaged and do not disproportionately affect such person in any material respect,

•	acts of war or terrorism that do not disproportionately affect such person in any material respect,

•	any change in the trading prices or trading volume of the common stock of Quest or Pinnacle (but not any change or effect underlying such change in prices or volume to the extent such change or effect would otherwise constitute a material adverse effect), or

•	the failure of a party or its subsidiaries to take any action prohibited by the interim operating covenants in the merger agreement due to the other party’s unreasonable withholding of consent or delaying its consent (see “— Covenants and Agreements — Interim Operations”);

•	changes to the financial statements of a party resulting from the impairment of such party’s oil and gas assets due to changes in commodity prices;

•	any condition or circumstance expressly disclosed in the disclosure schedules; or

•	the ability of the party to consummate the transactions contemplated by the merger agreement or to fulfill the conditions to closing.

Additional Conditions to Each Party’s Obligation to Effect the Merger

In addition to the conditions described above, neither Pinnacle, on the one hand, nor Quest or Quest MergerSub, on the other hand, is obligated to effect the merger unless the following conditions are satisfied or waived by that party on or before the closing date:

•	The other party has performed in all material respects its covenants and agreements under the merger agreement.

•	The representations and warranties of the other party are true and correct (without regard to qualifications as to materiality or a material adverse effect) as of the closing date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except where the failure of any such representations and warranties to be true and correct, individually or in the aggregate, has not had and is not reasonably likely to have a material adverse effect on the party making the representation or warranty.

•	Such party’s tax counsel has provided the tax opinion described under “Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 132.

•	No change, event, occurrence, state of facts or development has occurred and is continuing that, individually or in the aggregate, has had or is reasonably likely to have a material adverse effect on the other party.

Termination of the Merger Agreement

The board of directors of Quest or Pinnacle may terminate the merger agreement at any time prior to the consummation of the merger (including after the meetings of the stockholders of Quest and Pinnacle, even if the stockholders have adopted the merger agreement) by mutual written consent or if:

•	the parties have not consummated the merger by May 16, 2008, and the party desiring to terminate the merger agreement has not failed to perform or observe in any material respect any of its obligations under the merger agreement in any manner that caused or resulted in the failure of the merger to occur on or before that date;

•	the stockholders of Quest hold a meeting to approve the issuance of Quest common stock in the merger but do not vote to approve the issuance of common stock;

•	the stockholders of Pinnacle hold a meeting to consider the merger agreement but do not vote to approve and adopt the merger agreement;

•	a federal or state court of competent jurisdiction or federal or state governmental, regulatory or administrative agency or commission has issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the merger agreement and such order, decree, ruling or other action has become final and nonappealable, as long as the party seeking to terminate the merger agreement for this reason has complied with the covenants in the merger agreement that relate to antitrust, tax and other governmental filings and approvals and, with respect to other matters not covered by such covenants, must have used its reasonable best efforts to remove such injunction, decree or order;

•	the other party has breached any representation or warranty or failed to perform any covenant or agreement in the merger agreement, or any representation or warranty of the other party has become untrue, in any case such that the condition to the closing of the merger agreement related to the performance of the covenants and agreements in the merger agreement by the other party and the accuracy of the representations and warranties of the other party would not be satisfied as of the date of the termination, and the breach is not curable or, if curable, is not cured within 45 days after the party desiring to terminate the merger agreement gives written notice of the breach to the other party, and the party desiring to terminate the merger agreement is not, at the time of the termination, in breach of any representation, warranty, covenant or agreement in the merger agreement that would give rise to the right of the other party to terminate the merger agreement; or

•	the board of directors of the other party has made an adverse recommendation change.

Expenses and Termination Fees

Whether or not the merger is consummated, all costs and expenses incurred in connection with the merger agreement and the transactions contemplated by the merger agreement will be paid by the party incurring those expenses, except as otherwise provided in the merger agreement.

Termination Due to Adverse Recommendation Change

If the merger agreement is terminated by a party because the board of directors of the other party has made an adverse recommendation change, the terminating party is entitled to receive from the other party a cash termination fee at the time of termination, as long as no material adverse effect with respect to the terminating party has occurred since the date of the merger agreement and is continuing as of the time of the adverse recommendation change. If Quest is the terminating party, it is entitled to receive a termination fee of $3 million. If Pinnacle is the terminating party, it is entitled to a termination fee of $5 million or, if the Quest adverse recommendation change was made after Quest’s receipt of a superior proposal, a termination fee of $3 million.

Termination Due to Takeover Proposal

In the event that:

•	a takeover proposal is made to a party or is made directly to the stockholders of that party generally or otherwise becomes publicly known or any person publicly announces an intention (whether or not conditional) to make a takeover proposal with respect to such party; and

•	the merger agreement is terminated by either party because:

•	the parties have not completed the merger by May 16, 2008, and the party desiring to terminate the merger agreement for this reason has not failed to perform or observe in any material respect any of its obligations under the merger agreement in any manner that caused or resulted in the failure of the merger to occur on or before that date, or

•	the stockholders of the party of which the takeover proposal was made or became publicly known or publicly announced do not adopt the merger agreement at a meeting called for that purpose, and

•	within 365 days of the termination described in the preceding section the party that is the subject of the takeover proposal or any of its subsidiaries enters into any definitive agreement with respect to, or consummates, any takeover proposal, then that party shall pay to the other party a fee equal to $3 million on the earlier of the date that party or its subsidiary enters into the agreement with respect to a takeover proposal and the date the takeover proposal is consummated.

For purposes of determining whether a termination fee is payable under the circumstances described above under the heading “— Expenses and Termination Fees — Termination due to Takeover Proposal,” the term “takeover proposal” will have the same definition as described in the covenant described above under the heading “— Covenants and Agreements — No Solicitation,” except that all references to “20%” in that definition are deemed to be “50%.”

Amendment; Extensions and Waivers

The parties may amend the merger agreement, by action taken or authorized by their boards of directors, at any time before or after approval of the matters presented in connection with the merger by the stockholders of Quest or Pinnacle. After Quest stockholders approve the issuance of Quest common stock in the merger and the Pinnacle stockholders approve and adopt the merger agreement, however, no amendment to the merger agreement may be made that by law requires the further approval of stockholders unless that further approval is obtained.

At any time prior to the effective time of the merger, each party may, by action taken by its board of directors, to the extent legally allowed:

•	extend the time for the performance of any of the obligations or other acts of the other parties to the merger agreement;

•	waive any inaccuracies in the representations and warranties made to such party contained in the merger agreement or in any document delivered pursuant to the merger agreement; and

•	waive compliance with any of the agreements or conditions for the benefit of such party contained in the merger agreement.

At this time, neither company’s board of directors contemplates or intends to waive any condition to the consummation of the merger. If either company’s board of directors were to choose to grant a waiver, a stockholder would not have an opportunity to vote on that waiver, and that company and its stockholders would not have the benefit of the waived condition. Each company’s board of directors expects that it would waive a condition to the consummation of the merger only after determining that the waiver would have no material effect on the rights and benefits that company and its stockholders expect to receive from the merger.

Governing Law

The merger agreement is governed by and will be construed and enforced in accordance with the laws of the State of Delaware without regard to the conflicts of law provisions of Delaware law that would cause the laws of other jurisdictions to apply.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

General

The following summarizes certain material U.S. federal income tax consequences of the merger to U.S. holders (as defined below) of Pinnacle common stock and is the opinion of Stinson Morrison Hecker LLP and Andrews Kurth LLP insofar as it relates to matters of U.S. federal income tax law and legal conclusions with respect to those matters. The opinions of counsel are included as exhibits to the registration statement of which this joint proxy statement/prospectus forms a part. The opinions of counsel are dependent on the accuracy of the statements, representations, and assumptions upon which the opinions are based and are subject to the limitations, qualifications and assumptions set forth below and in the opinions. The following summary is not binding on the Internal Revenue Service. It is based upon the Internal Revenue Code of 1986, as amended, and the regulations, rulings, and decisions thereunder in effect as of the date of this document, all of which are subject to change, possibly with retroactive effect, and to differing interpretations. This summary addresses only those stockholders who hold their shares of Pinnacle common stock as a capital asset, and does not address all of the U.S. federal income tax consequences that may be relevant to particular Pinnacle stockholders in light of their individual circumstances, or to Pinnacle stockholders who are subject to special rules, such as:

•	financial institutions;

•	mutual funds;

•	tax-exempt organizations;

•	insurance companies;

•	dealers in securities or foreign currencies;

•	traders in securities who elect to apply a mark-to-market method of accounting;

•	foreign holders;

•	persons who hold shares of Pinnacle common stock as a hedge against currency risk or as part of a straddle, constructive sale or conversion transaction; or

•	holders who acquired their shares of Pinnacle common stock upon the exercise of warrants or employee stock options or otherwise as compensation.

In addition, tax consequences under state, local and foreign laws and U.S. federal laws other than U.S. federal income tax laws are not addressed. Pinnacle stockholders are urged to consult their tax advisors as to the specific tax consequences to them of the merger, including the applicability and effect of U.S. federal, state, local and foreign income and other tax laws in their particular circumstances.

For purposes of this discussion, a U.S. holder means a beneficial owner of Pinnacle common stock who is:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States or any subdivision thereof;

•	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•	a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

Certain Material U.S. Federal Income Tax Consequences of the Merger

It is a condition to the closing of the merger that Stinson Morrison Hecker LLP and Andrews Kurth LLP deliver opinions, effective as of the date of closing, to Quest and Pinnacle, respectively, to the effect that (i) the merger will be treated for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code and (ii) each of Quest and Pinnacle will be a party to the reorganization within the meaning of Section 368(b) of the Internal Revenue Code.

Each tax opinion will be based on certain representations made by Quest and Pinnacle, including factual representations and certifications contained in officers’ certificates to be delivered at closing by Quest and Pinnacle, and will assume that these representations are true, correct and complete, without regard to any knowledge limitation. Furthermore, each tax opinion will be subject to certain assumptions, limitations and qualifications. If any of these representations or assumptions are inconsistent with the actual facts, the U.S. federal income tax treatment of the merger could be adversely affected.

If the conclusions in the tax opinions delivered at closing are materially different from the opinions described herein, we will resolicit stockholder approval. Further, if the parties waive the condition that they receive such opinions, we will resolicit stockholder approval if the change in tax consequences is material.

An opinion of counsel represents counsel’s best legal judgment and is not binding on the Internal Revenue Service or any court. No ruling has been, or will be, sought from the Internal Revenue Service as to the tax consequences of the merger.

Assuming that the merger is treated as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code, the merger will have the following U.S. federal income tax consequences to Pinnacle stockholders:

Pinnacle Stockholders Receiving Quest Common Stock.  No gain or loss will be recognized by a Pinnacle stockholder as a result of the surrender of shares of Pinnacle common stock in exchange for shares of Quest common stock pursuant to the merger, except as discussed below with respect to cash received instead of a fractional share of Quest common stock. The aggregate tax basis of the shares of Quest common stock received in the merger (including any fractional shares of Quest common stock deemed received) will be the same as the aggregate tax basis of the shares of Pinnacle common stock surrendered in exchange for the Quest common stock. The holding period of the shares of Quest common stock received (including any fractional share of Quest common stock deemed received) will include the holding period of shares of Pinnacle common stock surrendered in exchange for the Quest common stock.

Pinnacle Stockholders Receiving Cash Instead of a Fractional Share.  Pinnacle stockholders who receive cash instead of fractional shares of Quest common stock will be treated as having received the fractional shares in the merger and then as having exchanged the fractional shares for cash. These holders will generally recognize gain or loss equal to the difference between the tax basis allocable to the fractional shares and the amount of cash received. The gain or loss generally will be capital gain or loss and long-term capital gain or loss if the Pinnacle common stock exchanged has been held for more than one year at the effective time of the merger. The deductibility of capital losses is subject to limitations.

Failure to Qualify as a Reorganization

If the merger is not treated as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code, then each Pinnacle stockholder would recognize gain or loss equal to the difference between (1) the sum of the fair market value of the shares of Quest common stock and the amount of cash received pursuant to the merger (including cash received instead of fractional shares of Quest common stock) and (2) its adjusted tax basis in the shares of Pinnacle common stock surrendered in exchange therefor.

Further, if the merger is not treated as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code, Pinnacle would be subject to tax on the deemed sale of its assets to Quest, with gain or loss for this purpose measured by the difference between Pinnacle’s tax basis in its assets and the fair market value of the consideration deemed to be received therefor, or, in other words, the cash and shares of

Quest common stock plus liabilities assumed in the merger. Quest would become liable for any resulting tax liability to Pinnacle by virtue of the merger.

Backup Withholding; Information Reporting

Under U.S. federal income tax laws, the exchange agent will generally be required to report to a Pinnacle stockholder and to the IRS any reportable payments made to such Pinnacle stockholder in the merger, and backup withholding may apply to such payment. To avoid such backup withholding, a Pinnacle stockholder must provide the exchange agent a properly completed Substitute Form W-9, signed under penalties of perjury, including such stockholder’s current Taxpayer Identification Number, or TIN, and other certifications. Certain Pinnacle stockholders (including, among others, corporations) are exempt from these backup withholding and reporting requirements. Exempt holders who are not subject to backup withholding should indicate their exempt status on a Substitute Form W-9 by entering their correct TIN, marking the appropriate box and signing and dating the Substitute Form W-9 in the space provided.

Backup withholding is not an additional tax. Rather, the tax liability of a person subject to backup withholding may be reduced by the amount of tax withheld or a refund from the IRS may be obtained provided the requisite information is furnished to the IRS.

The foregoing discussion is not intended to be legal or tax advice to any particular Pinnacle stockholder. Tax matters regarding the merger are very complicated, and the tax consequences of the merger to any particular Pinnacle stockholder will depend on that stockholder’s particular situation. Pinnacle stockholders should consult their own tax advisors regarding the specific tax consequences of the merger, including tax return reporting requirements, the applicability of federal, state, local and foreign tax laws and the effect of any proposed change in the tax laws to them.

COMPARATIVE STOCK PRICES AND DIVIDENDS

Stock Prices

Quest common stock is listed on the NASDAQ Global Market under the symbol “QRCP.” Pinnacle common stock is listed on the NASDAQ Global Market under the symbol “PINN.” The following table sets forth the high and low trading prices per share of Quest common stock and Pinnacle common stock on the NASDAQ Global Market.

	Quest		Pinnacle
Calendar Period	High	Low	High		Low

Twelve months ended December 31, 2006
First Quarter	$17.00	$11.75
Second Quarter	$17.84	$12.28
Third Quarter	$14.50	$8.06
Fourth Quarter	$12.31	$8.65
Twelve months ending December 31, 2007
First Quarter	$10.07	$7.25
Second Quarter	$12.58	$8.42	$8.59	(1)	$7.74	(1)
Third Quarter	$12.19	$8.85	$7.65		$6.49
Fourth Quarter	$10.96	$6.65	$6.49		$4.12

(1)	Beginning May 14, 2007, the date Pinnacle completed its initial public offering.

The following table sets forth the closing sale prices of Quest common stock and Pinnacle common stock, as reported on the NASDAQ Global Market, on (i) October 15, 2007, the last full trading day before the public announcement of the proposed merger, and (ii)          , 2008, the last practicable trading day prior to mailing this proxy/prospectus.

The table also includes the equivalent value of the merger consideration per share of Pinnacle common stock on October 15, 2007 and          , 2008. The equivalent prices per share are calculated by first multiplying the closing price of Quest common stock on those dates by 0.5278, which is the total Quest common stock consideration to be issued pursuant to the merger per share of Pinnacle common stock.

	Quest	Pinnacle	Equivalent
	Closing Price	Closing Price	Per Share Value

October 15, 2007	$10.82	$4.86	$5.69
, 2008	$	$	$

As of          , 2008, there were           shares of Quest common stock outstanding held by approximately     stockholders of record, and           shares of Pinnacle common stock outstanding held by approximately      stockholders of record.

Dividends

Quest and Pinnacle have not historically paid dividends. Both Quest’s and Pinnacle’s credit facilities prohibit the payment of dividends to stockholders without the prior written consent of the lenders. Both Quest’s and Pinnacle’s boards of directors have the authority to issue preferred stock and to fix dividend rights that may have preference to their common stock.

Following the merger, Quest’s board of directors will have the authority to declare and pay dividends on its common stock in the board of directors’ discretion, as long as Quest has funds legally available to do so. In addition, Quest’s credit facility will restrict Quest’s ability to pay cash dividends. Therefore Quest intends to retain its earnings to finance the expansion of its business and for general corporate purposes and Quest does not expect to pay dividends on Quest’s common stock in the foreseeable future.

THE STOCKHOLDER MEETINGS

The Quest board of directors is using this document to solicit proxies from Quest stockholders for use at Quest’s special meeting of stockholders. The Pinnacle board of directors is using this document to solicit proxies from Pinnacle stockholders for use at Pinnacle’s special meeting of stockholders. In addition, this document constitutes a prospectus covering the issuance of Quest common stock pursuant to the merger.

Times and Places

The stockholder meetings will be held as follows:

For Quest stockholders:	For Pinnacle stockholders:
10:00 a.m., Oklahoma City, Oklahoma time	9:00 a.m., Sheridan, Wyoming time
, 2008	, 2008

Oklahoma City, Oklahoma	Sheridan, Wyoming

Purposes of the Stockholder Meetings

Quest

The purpose of the Quest special meeting is as follows:

1. to consider and vote upon a proposal to approve the issuance of Quest common stock to Pinnacle’s stockholders pursuant to the merger;

2. to consider and vote upon a proposed amendment to Quest’s 2005 Omnibus Stock Award Plan to increase the number of common shares authorized for issuance under such Plan from 2,200,000 to 5,000,000; and

3. to consider and vote upon any adjournments of the special meeting, if necessary, to solicit additional proxies in favor of either or both of the foregoing proposals.

The board of directors of Quest has unanimously approved and adopted the merger agreement and the transactions contemplated by it, declared its advisability, determined that the merger agreement and the transactions contemplated by it are fair to and in the best interests of Quest and its stockholders and unanimously recommends that Quest stockholders vote at the special meeting to approve the issuance of Quest common stock pursuant to the merger agreement, the adoption of the proposed amendment to Quest’s 2005 Omnibus Stock Award Agreement and any adjournments of the special meeting, if necessary, to solicit additional proxies.

Pinnacle

The purpose of the Pinnacle special meeting is to consider and vote upon the approval and adoption of the merger agreement and upon any adjournments of the special meeting, if necessary, to solicit additional proxies in favor of the proposal to approve and adopt the merger agreement. The board of directors of Pinnacle has unanimously approved and adopted the merger agreement and the transactions contemplated by it, declared its advisability, determined that the merger agreement and the transactions contemplated by it are fair to and in the best interests of Pinnacle and its stockholders and unanimously recommends that Pinnacle stockholders vote at the special meeting to approve and adopt the merger agreement and approve any adjournments of the special meeting, if necessary, to solicit additional proxies. As described beginning on page 114, some of Pinnacle’s directors and executive officers will receive financial benefits as well as other valuable consideration as a result of the merger.

Record Date and Outstanding Shares

Quest

Only holders of record of Quest common stock at the close of business on     , 2008, or the record date, are entitled to notice of, and to vote at, the Quest special meeting. On the record date, there were       shares of Quest common stock outstanding. Each share of Quest common stock entitles the holder of that share to one vote on each matter submitted for stockholder approval. Directors, executive officers and affiliates of Quest beneficially owned approximately 14.2% of the outstanding Quest common stock on the record date. In connection with the execution of the merger agreement, all of the Quest directors holding approximately 12.9% of the outstanding shares of Quest common stock entered into a support agreement with Pinnacle obligating them to vote, except in certain limited circumstances, for the approval of the issuance of Quest common stock in the merger.

Pinnacle

Only holders of record of Pinnacle common stock at the close of business on     , 2008, are entitled to notice of, and to vote at, the Pinnacle special meeting. On the record date, there were      shares of Pinnacle common stock outstanding. Directors, executive officers and affiliates of Pinnacle beneficially owned approximately 42.8% of the shares of Pinnacle common stock on the record date. In connection with the execution of the merger agreement, a group of Pinnacle stockholders holding approximately 33% of the outstanding shares of Pinnacle common stock entered into a support agreement with Quest obligating them to vote, except in certain limited circumstances, for the approval and adoption of the merger agreement. The affirmative vote of a majority of the outstanding shares of Pinnacle common stock is required to approve and adopt the merger agreement at the special meeting. Each share of Pinnacle common stock entitles the holder of that share to one vote on each matter submitted for stockholder approval.

Quorum and Vote Necessary to Approve Proposals

Quest

The presence, in person or by proxy, of the holders of one-third of the outstanding shares of Quest common stock entitled to vote is necessary to constitute a quorum at the Quest special meeting. The approval of the issuance of Quest common stock pursuant to the merger and the approval of the amendment to the Quest 2005 Omnibus Stock Award Plan each require the affirmative vote of the majority of the shares of Quest common stock represented at the special meeting in person or by proxy and entitled to vote, provided that a quorum exists at the special meeting. Any adjournment of the special meeting requires the affirmative vote of the majority of the shares of Quest common stock represented at the special meeting in person or by proxy and entitled to vote, whether or not a quorum exists, without further notice other than by announcement made at the special meeting, provided that the adjournment is for 60 days or less and no new record date is set.

Pinnacle

The presence, in person or by proxy, of the holders of a majority of the shares of Pinnacle common stock outstanding is necessary to constitute a quorum at the Pinnacle special meeting. Approval and adoption of the merger agreement requires the affirmative vote of a majority of the outstanding shares of Pinnacle common stock. Any adjournments of the special meeting, if necessary, to solicit additional proxies require the affirmative vote of the holders of Pinnacle common stock representing a majority of the votes present in person or by proxy at the special meeting entitled to vote.

Proxies

The applicable proxy card will be sent to each Quest and Pinnacle stockholder on or promptly after their respective record dates. If you receive a proxy card, you may grant a proxy vote on the proposals by marking and signing your proxy card and returning it to Quest or Pinnacle, as applicable. If you hold your stock in the name of a bank, broker or other nominee, you should follow the instructions of the bank, broker or nominee when voting your shares. All shares of stock represented by properly executed proxies received prior to or at the Quest special meeting and the Pinnacle special meeting will be voted in accordance with the instructions indicated on such proxies. Proxies that have been revoked properly and on time will not be counted. If no instructions are indicated on a properly executed returned proxy, that proxy will be voted, with respect to Quest, to approve the issuance of Quest common stock pursuant to the merger, the amendment to the 2005 Omnibus Stock Award Plan and any adjournments of the special meeting, if necessary, to solicit additional proxies and, with respect to Pinnacle, to approve the approval and adoption of the merger agreement and any adjournments of the special meeting, if necessary, to solicit additional proxies.

Quest

In accordance with the NASDAQ rules, brokers and nominees who hold shares in street name for customers may not exercise their voting discretion with respect to the approval of the issuance of Quest common stock pursuant to the merger, the amendment of Quest’s 2005 Omnibus Stock Award Plan and any adjournments of the special meeting, if necessary, to solicit additional proxies. Thus, absent specific instructions from the beneficial owner of such shares, brokers and nominees may not vote such shares with respect to the approval of those proposals. Broker non-votes will be considered in determining the presence of a quorum; however, because all of the matters to be voted upon require the affirmative vote of a majority of the shares of Quest common stock represented at the special meeting and entitled to vote, each abstention and broker non-vote will be the equivalent of a “no” vote with respect to such matters, including any adjournments of the special meeting.

A properly executed proxy marked “ABSTAIN,” although counted for purposes of determining whether there is a quorum, will not be voted on any matters brought before the stockholder meeting and will be the equivalent of a “no” vote with respect to all of the proposals to be voted upon.

Pinnacle

In accordance with the NASDAQ rules, brokers and nominees who hold shares in street name for customers may not exercise their voting discretion with respect to the approval of the merger agreement or the approval of any adjournments of the special meeting, if necessary, to solicit additional proxies. Thus, absent specific instructions from the beneficial owner of such shares, brokers and nominees may not vote such shares with respect to the approval of those proposals. Broker non-votes will be considered in determining the presence of a quorum. A broker non-vote will have the effect of a vote against approving and adopting the merger agreement, but will have no effect on approving any adjournments of the special meeting, if necessary, to solicit additional proxies.

A properly executed proxy marked “ABSTAIN,” although counted for purposes of determining whether there is a quorum, will not be voted on any matters brought before the stockholder meeting and will be the equivalent of a “no” vote with respect to all of the proposals to be voted upon.

Other Business

The Quest and Pinnacle boards of directors are not currently aware of any business to be acted upon at the stockholders meetings other than the matters described herein. If, however, other matters are properly brought before a stockholders meeting, the persons appointed as proxies will have discretion to vote or act on those matters according to their judgment.

Revocation of Proxies

You may revoke your proxy before it is voted by:

•	submitting a new proxy with a later date;

•	filing with or transmitting to the corporate secretary, or other person appointed to tabulate votes, of Quest or Pinnacle, as appropriate, an instrument or transmission revoking your proxy; or

•	attending the special meeting and voting in person.

However, your attendance alone will not revoke your proxy. If you have instructed a bank, broker or other nominee to vote your shares, you must follow the procedure your bank, broker or other nominee provides to change those instructions.

Solicitation of Proxies

In addition to solicitation by mail, we may make arrangements with brokerage houses and other custodians, nominees and fiduciaries to send proxy materials to beneficial owners. The directors, officers and employees of Quest and Pinnacle may solicit proxies by telephone, internet or in person. These directors, officers and employees will receive no additional compensation for doing so. In addition, Quest has retained D.F. King & Co., Inc., a proxy solicitation firm, to assist with the solicitation of proxies. Quest estimates that it will pay to D.F. King & Co., Inc. fees of less than $10,000.

To ensure sufficient representation at the special meetings, we may request the return of proxy cards by telephone, Internet, or in person. The extent to which this will be necessary depends entirely upon how promptly proxy cards are returned. You are urged to send in your proxies without delay.

Quest will pay the cost of soliciting proxies, including the cost of preparing and mailing this document and the expenses incurred by brokerage houses, nominees and fiduciaries in forwarding proxy materials to beneficial owners. If the merger is consummated, Quest will also pay the costs incurred by Pinnacle of soliciting Proxies, including the cost of preparing and mailing this document and the expenses incurred by brokerage houses, nominees and fiduciaries in forwarding proxy materials to beneficial owners.

QUEST UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

We derived the following unaudited pro forma combined financial statements by applying pro forma adjustments to Quest’s historical consolidated financial statements incorporated herein by reference. The following unaudited pro forma combined financial statements for the year ended December 31, 2006 and as of and for the nine months ended September 30, 2007 have been prepared to illustrate the effects of the following:

•	The KPC Pipeline System Acquisition and Related Quest Midstream Partners Financing. On November 1, 2007, Quest Midstream Partners, L.P., a controlled affiliate of Quest, acquired a 100% interest in the KPC Pipeline System located in Oklahoma, Kansas and Missouri from Enbridge Energy Partners, L.P. for a purchase price of approximately $133 million in cash, subject to adjustment for working capital at closing. In connection with this acquisition, Quest Midstream Partners issued 3,750,000 common units in a private placement for $20.00 per common unit, or approximately $73.3 million of proceeds, net of placement agent fees and other offering expenses.

With respect to the KPC Pipeline System acquisition, the unaudited pro forma combined financial statements have been prepared using the purchase method of accounting under U.S. generally accepted accounting principles, and are based on the audited and unaudited historical consolidated financial statements of Quest and the audited and unaudited historical combined and consolidated financial statements of the KPC Pipeline System, which include, in the opinion of the management, all adjustments necessary to present fairly the results for the periods and as of the date presented. However, the unaudited pro forma combined financial statements do not give effect to the impact, if any, of asset dispositions, cost savings or integration costs (currently estimated to be approximately $240,000) as a result of the KPC Pipeline System acquisition.

On November 1, 2007, Quest Midstream Partners and its wholly-owned subsidiary, Bluestem Pipeline, LLC, entered into an Amended and Restated Credit Agreement (the “Credit Agreement”) to increase the aggregate commitment under Bluestem’s existing five-year revolving credit facility from $75 million to $135 million, to add Quest Midstream Partners as a co-borrower instead of a guarantor, and to change the maturity date from January 31, 2012 to November 1, 2012. The Credit Agreement is among Bluestem, Quest Midstream Partners, Royal Bank of Canada, as administrative agent and collateral agent, and the lenders party thereto. As of November 1, 2007, the amount borrowed under the Credit Agreement was $95 million.

•	The Quest Energy Partners Initial Public Offering. On November 15, 2007, Quest Energy Partners, L.P., a subsidiary of Quest, consummated the initial public offering of 9,100,000 of its common units at a price of $18.00 per unit, or approximately $152.7 million of net proceeds, after deducting underwriting discounts, a structuring fee and offering expenses totaling approximately $11.1 million. In addition, Quest paid $1.5 million in other fees. The common units offered to the public represented an aggregate 42.1% limited partner interest in Quest Energy Partners. Quest owns the remaining equity interests in Quest Energy Partners.

With respect to the initial public offering by Quest Energy Partners, the unaudited pro forma combined financial statements give effect to the issuance of 9,100,000 common units of Quest Energy Partners and the application of the net proceeds of the initial public offering, together with borrowings of $75.0 million under a new Quest Energy Partners credit facility and $44.0 million under a new Quest credit facility to repay indebtedness under the then existing credit facilities of Quest that were secured by the assets contributed to Quest Energy Partners and to pay associated prepayment premiums and loan origination costs. The indebtedness and related costs that were paid consisted of:

•	$50.0 million first lien term loan and $35.0 million of outstanding borrowings under a revolving credit facility under a Senior Credit Agreement;

•	$100.0 million under a Second Lien Term Loan Agreement, together with a $2.3 million prepayment premium;

•	$75.0 million under a Third Lien Term Loan Agreement, together with a $1.9 million prepayment premium; and

•	$3.9 million of loan origination costs for the new credit facilities.

Interest accrued on the revolving credit facility at LIBOR plus 1.75% or the base rate plus 0.75%, at Quest’s option. Interest accrued on the first lien term loan at LIBOR plus 3.25% or the base rate plus 2.50%, at Quest’s option. Interest accrued on the second lien term loan at LIBOR plus 5.50%. Interest accrued on the third lien term loan at LIBOR plus 8.00%. The base rate is the greater of the prime rate or the federal funds effective rate plus 0.5%.

•	The Proposed Pinnacle Merger. On February 6, 2008, Quest, Quest MergerSub and Pinnacle entered into a definitive, amended and restated agreement pursuant to which Quest will acquire Pinnacle in a merger for consideration consisting of Quest’s common stock. Under the terms of the merger agreement, each holder of shares of Pinnacle common stock will receive 0.5278 shares of Quest common stock in exchange for each share of Pinnacle common stock the holder owns. Accordingly, at closing Quest will issue approximately 15.5 million shares of Quest common stock. The merger agreement prohibits Pinnacle from redeeming shares of its common stock or issuing additional shares of its common stock, other than pursuant to grants of stock options or restricted stock existing on February 6, 2008, therefore, the aggregate number of shares of Quest common stock comprising the merger consideration should not change materially from the 15.5 million shares noted above.

With respect to the Pinnacle merger, the unaudited pro forma combined financial statements of Quest and Pinnacle have been prepared using the purchase method of accounting under U.S. generally accepted accounting principles, and are based on the audited and unaudited historical consolidated financial statements of each of Quest and Pinnacle, which include, in the opinion of the management of both companies, all adjustments necessary to present fairly the results for the periods and as of the date presented. However, the unaudited pro forma combined financial statements do not give effect to the impact, if any, of asset dispositions or integration costs (currently estimated to be approximately $500,000) as a result of the merger.

The historical consolidated financial information has been adjusted to give effect to pro forma events related to the transactions that are (1) directly attributable to those transactions, (2) factually supportable, and (3) with respect to the statements of operations, expected to have a continuing impact on the combined company’s results.

The unaudited pro forma combined statements of operations assume the transactions occurred on January 1, 2006 and the unaudited pro forma combined balance sheet assumes the transactions occurred on September 30, 2007. The purchase price was based on a five-day average market price of Quest stock ending February 1, 2008. This unaudited pro forma combined financial data is not necessarily indicative of the results of operations or the financial position that would have occurred had the transactions been consummated on the assumed dates nor is it necessarily indicative of future results of operations or financial position. The unaudited pro forma combined financial statements and accompanying notes are provided for informational purposes only and are not necessarily indicative of the operating results or financial position that would have occurred had the transactions been consummated on the dates indicated above, nor are they necessarily indicative of our future results of operations or financial position. The unaudited pro forma combined financial data should be read together with the historical financial statements of Quest, the KPC Pipeline System and Pinnacle incorporated by reference in this document or included with this document. See “Where You Can Find More Information” on page 163.

The following pro forma financial statements set forth (1) Quest’s unaudited balance sheet and statement of operations as of and for the nine months ended September 30, 2007 and audited statement of operations for the year ended December 31, 2006, (2) the KPC Pipeline System’s unaudited combined and consolidated balance sheet and statement of operations as of and for the nine months ended September 30, 2007 and audited statement of operations for the year ended December 31, 2006, (3) unaudited pro forma combined financial statements of Quest to give effect to the KPC Pipeline System acquisition, the initial public offering by Quest Energy Partners and the related financings, (4) Pinnacle’s unaudited balance sheet and unaudited statement of operations as of and for the nine months ended September 30, 2007 and audited statement of operations for the year ended December 31, 2006, and (5) unaudited pro forma combined balance sheet and statement of operations as of and for the nine months ended September 30, 2007 and statement of operations for the year ended December 31, 2006 of Quest and Pinnacle to give effect to the merger.

QUEST RESOURCE CORPORATION
UNAUDITED PRO FORMA COMBINED BALANCE SHEET
AT SEPTEMBER 30, 2007

							Quest Pro
							Forma:
							KPC
							Pipeline
			KPC				System
			Pipeline		Initial		Acquisition,
			System		Public		Initial
			Acquisition		Offering		Public				Quest Pro
		KPC	and Related		and Related		Offering		Pinnacle		Forma:
		Pipeline	Financing		Financing		and		Merger Pro		Quest/
	Quest	System	Pro Forma		Pro Forma		Related	Pinnacle	Forma		Pinnacle
	Historical	Historical	Adjustments		Adjustments		Financings	Historical	Adjustments		Combined
	(In thousands of dollars)

ASSETS
Current assets:
Cash	$21,002	$57	$58,000	G	$152,743	B	$18,741	$12,147	$7,500	L	$30,867
			73,335	A	(147,095	)C			(7,500	)L
			(133,000	)I	(4,125	)D			(21	)N
			(2,119	)G
			(57	)H
Restricted cash	1,236						1,236				1,236
Accounts receivable	10,425	1,685	(1,685	)H			10,425	1,148			11,573
Other receivables	1,466	1,282	(1,282	)H			1,466	6,656			8,122
Inventory	5,792						5,792	314			6,106
Other current assets	2,128	310	(310	)H			2,128	277			2,405
Short-term derivative asset	7,286						7,286	1,719			9,005

Total Current Assets	49,335	3,334	(7,118)		1,523		47,074	22,261	(21)		69,314
Property and equipment	26,558	—					26,558	2,359			28,917
Accumulated depreciation — property and equipment	(6,352)	—	—				(6,352)				(6,352)

	20,206	—	—		—		20,206	2,359			22,565
Pipeline assets:
Pipeline assets	159,812	108,231	48,215	I			316,258				316,258
Pipelines under construction	3,763	507					4,270				4,270
Accumulated depreciation — pipeline assets	(9,674)	(21,905)					(31,579)				(31,579)

	153,901	86,833	48,215				288,949	—	—		288,949
Oil and gas properties:
Properties being amortized	389,315	—					389,315	36,849			426,164
Properties not being amortized	14,619	—					14,619	85,348	(7,964	)K	92,003

	403,934	—	—		—		403,934	122,197	(7,964)		518,167
Accumulated depreciation, depletion, amortization and impairment	(114,541)	—					(114,541)	—			(114,541)

	289,393	—	—		—		289,393	122,197	(7,964)		403,626
Other assets:
Other assets, net of amortization	10,430	3,971	(3,971	)H	(9,778	)D	7,918	20	—		7,938
			2,119	G	5,147	C
Goodwill							—				—
Long-term derivative asset	8,697	—					8,697				8,697
Restricted certificates of deposit	—	—					—	1,752			1,752

	19,127	3,971	(1,852)		(4,631)		16,615	1,772	—		18,387

Total Assets	$531,962	$94,138	$39,245		$(3,108)		$662,237	$148,589	$(7,985)		$802,841

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$35,247	$20,988	$(20,988	)H			$35,247	$8,602	$500	K	$44,349
Revenue gas payable	5,676	—					5,676	5,740			11,416
Accrued expenses	3,287	843	(843	)H	(1,131	)E	2,156	2,088	450	L	4,694
Current portion of notes payable	122	—					122	23			145
Short-term derivative liability	6,098	—					6,098	—			6,098

Total Current Liabilities	50,430	21,831	(21,831)		(1,131)		49,299	16,453	950		66,702
Non-current liabilities:
Long-term derivative liability	2,067	—					2,067	92			2,159
Asset retirement obligation	1,619	2,048					3,667	2,655			6,322
Production taxes and other, non-current	—	—					—	925			925
Notes payable	280,176	45,000	(45,000	)H	(260,000	)C	196,228	792	7,500	L	204,520
			58,000	G	118,052	C
Less current portion of notes payable	(122)	—					(122)	(23)			(145)

Total Non-Current Liabilities	283,740	47,048	13,000		(141,948)		201,840	4,441	7,500		213,781

Total Liabilities	334,170	68,879	(8,831)		(143,079)		251,139	20,894	8,450		280,483

Minority interest in partnerships	82,629	—	75,000	A	152,743	B	305,677				305,677
			(1,665	)A	(4,195	)D		—			—
			487	J	678	F		—			—
Stockholders’ equity:
Members’ capital	—	25,103	(25,103	)H				—			—
Common stock	22	—					22	289	(289	)K	37
									15	K
Additional paid in capital	209,805	—					209,805	149,555	119,195	K	321,500
									(149,555	)K
									(7,500	)K
Accumulated other comprehensive income	7	—					7				7
Retained earnings (deficit)	(94,671)	156	(643	)E	(9,255	)D, E	(104,413)	(22,149)	21,699		(104,863)

Total Stockholders’ Equity	115,163	25,259	(25,746)		(9,255)		105,421	127,695	(16,435)		216,681

Total Liabilities & Stockholders’ Equity	$531,962	$94,138	$39,245		$(3,108)		$662,237	$148,589	$(7,985)		$802,841

See accompanying notes to unaudited pro forma financial statements

QUEST RESOURCE CORPORATION
UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
NINE MONTHS ENDED SEPTEMBER 30, 2007

							Quest Pro
							Forma:
							KPC
							Pipeline
			KPC				System
			Pipeline		Initial		Acquisition,
			System		Public		Initial
			Acquisition		Offering		Public				Quest Pro
		KPC	and Related		and Related		Offering		Pinnacle		Forma:
		Pipeline	Financing		Financing		and		Merger Pro		Quest/
	Quest	System	Pro Forma		Pro Forma		Related	Pinnacle	Forma		Pinnacle
	Historical	Historical	Adjustments		Adjustments		Financings	Historical	Adjustments		Combined
			(Dollars in thousands, except per share data)

Revenues:
Oil and gas sales	$81,910	$—					$81,910	$9,812			$91,722
Gas pipeline revenue	5,122	14,950					20,072				20,072
Other revenue (expense)	(37)	14					(23)				(23)

Total Revenues	86,995	14,964	—		—		101,959	9,812	—		111,771
Costs and expenses:
Oil and gas production	22,247	—	—		—		22,247	4,495			26,742
Transportation expense	14,271	5,176					19,447	2,594			22,041
General and administrative expenses	11,698	2,623					14,321	3,816			18,137
Depreciation, depletion and amortization	25,610	3,642					29,252	4,800			34,052
Write-down of oil and gas properties	—	—					—	18,225			18,225

Total Costs and Expenses	73,826	11,441	—		—		85,267	33,930	—		119,197

Operating income (loss)	13,169	3,523	—		—		16,692	(24,118)	—		(7,426)
Other income (expense):
Other income	—	—					—	312			312
Gain on sale of assets	(141)	—					(141)	—			(141)
Interest expense	(22,928)	(3,367)	(112	)E	9,162	E	(17,245)	(168)	(450	)L	(17,863)
Interest income	382	—					382	532			914
Change in derivative fair value	5,354	—					5,354	2,069			7,423

Total other income (expense)	(17,333)	(3,367)	(112)		9,162		(11,650)	2,745	(450)		(9,355)

Income (loss) from continuing operations before income taxes and minority interest	(4,164)	156	(112)		9,162		5,042	(21,373)	(450)		(16,781)
Deferred income tax benefit (expense)	—	—					—	—			—

Net income (loss from continuing operations before minority interest	(4,164)	156	(112)		9,162		5,042	(21,373)	(450)		(16,781)
Minority interest in continuing operations	(1,660)	—	(487	)J	(678	)F	(2,825)	—	—		(2,825)

Net income (loss)	(5,824)	156	(599)		8,484		2,217	(21,373)	(450)		(19,606)
Preferred dividends		—					—	—			—
Net income (loss) available to common stockholders	$(5,824)	$156	$(599)		$8,484		$2,217	$(21,373)	$(450)		$(19,606)

Loss per common share:
Basic	$(0.26)							$(0.80)			$(0.52)

Diluted	$(0.26)							$(0.80)			$(0.52)

Weighted average common and common equivalent shares outstanding:
Basic	22,240,077								15,544,502		37,784,579

Diluted	22,240,077								15,544,502		37,784,579

See accompanying notes to unaudited pro forma financial statements

QUEST RESOURCE CORPORATION

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2006

							Quest Pro
			KPC				Forma:
			Pipeline		Initial		KPC
			System		Public		Pipeline System
			Acquisition		Offering		Acquisition,				Quest Pro
		KPC	and Related		and Related		Initial Public		Pinnacle		Forma:
		Pipeline	Financing		Financing		Offering		Merger Pro		Quest/
	Quest	System	Pro Forma		Pro Forma		and Related	Pinnacle	Forma		Pinnacle
	Historical	Historical	Adjustments		Adjustments		Financings	Historical	Adjustments		Combined
	(Dollars in thousands, except per share data)

Revenues:
Oil and gas sales, net	$65,551	$—					$65,551	$12,196			$77,747
Gas pipeline revenue	5,014	18,771					23,785	—			23,785
Gain (loss) on derivatives	—	—					—	7,362	(7,362	)M	—
Other revenue (expense)	(80)	5					(75)	379			304

Total Revenues	70,485	18,776	—		—		89,261	19,937	(7,362)		101,836
Costs and expenses:
Oil and gas production	21,208	—					21,208	4,191			25,399
Transportation expense	13,247	6,167					19,414	1,962			21,376
General and administrative expenses	8,840	2,655					11,495	4,343			15,838
Depreciation, depletion and amortization	28,025	4,969					32,994	6,673			39,667
Write-down of oil and gas properties	30,719	—					30,719	—			30,719

Total Costs and Expenses	102,039	13,791	—		—		115,830	17,169	—		132,999

Operating income (loss)	(31,554)	4,985	—		—		(26,569)	2,768	(7,362)		(31,163)
Other income (expense):
Other income	—	—					—	484	—		484
Gain on sale of assets	3	—					3	—			3
Interest expense	(23,483)	(3,735)	(905	)E	12,216	E	(15,907)	(168)	(600	)L	(16,675)
Interest income	390	24					414	720			1,134
Change in derivative fair value	6,410	—					6,410	(26)	7,362	M	13,746

Total other income (expense)	(16,680)	(3,711)	(905)		12,216		(9,080)	1,010	6,762		(1,308)

Income (loss) from continuing operations before income taxes and minority interest	(48,234)	1,274	(905)		12,216		(35,649)	3,778	(600)		(32,471)
Deferred income tax benefit (expense)	—	—	—		—		—	—	—		—

Net income (loss from continuing operations before minority interest	(48,234)	1,274	(905)		12,216		(35,649)	3,778	(600)		(32,471)
Minority interest in continuing operations	(244)	—	(298	)J	15,666	F	15,124	—	—		15,124

Net income (loss)	(48,478)	1,274	(1,203)		27,882		(20,525)	3,778	(600)		(17,347)
Preferred dividends	—	(5,395)					(5,395)	(20,964)			(26,359)

Net income (loss) available to common stockholders	$(48,478)	$(4,121)	$(1,203)		$27,882		$(25,920)	$(17,186)	$(600)		$(43,706)

Loss per common share:
Basic	$(2.19)							$(0.87)			$(1.16)

Diluted	$(2.19)							$(0.87)			$(1.16)

Weighted average common and common equivalent shares outstanding:
Basic	22,100,753								15,544,502		37,645,255

Diluted	22,100,753								15,544,502		37,645,255

QUEST RESOURCE CORPORATION

Notes to Unaudited Pro Forma Combined Financial Statements

Note 1.	Basis of Presentation

The unaudited pro forma combined financial statements included herein have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and certain footnote disclosures normally included in financial statements prepared in accordance with U.S. generally accepted accounting principles have been omitted pursuant to such rules and regulations; however, management believes that the disclosures are adequate to make the information presented not misleading.

Note 2.	Acquisition of KPC Pipeline System and Related Quest Midstream Partners Financing

On November 1, 2007, Quest Midstream Partners L.P. closed on the acquisition of (i) a 1,120-mile interstate gas pipeline running from Oklahoma to Missouri (the “KPC Pipeline”) and (ii) all of the membership interests in the two general partners of Enbridge Pipelines (KPC), the owner of the KPC Pipeline (the “Enbridge Acquisition”). Quest Midstream Partners completed the purchase of the KPC Pipeline for $133 million in cash, subject to a working capital adjustment, pursuant to a Purchase and Sale Agreement dated October 9, 2007, by and among Enbridge Midcoast Energy Partners, L.P., Midcoast Holdings No. One, L.L.C., and Quest Midstream Partners.

Quest Midstream Partners sold 3,750,000 common units, representing an approximate 27.12% interest in Quest Midstream Partners, for $20.00 per common unit, or $75 million in the aggregate, in a private placement pursuant to a Purchase Agreement dated October 16, 2007, among Quest Midstream Partners, Quest Midstream GP, Quest Quest Resource Corporation (“Quest”) and a group of institutional investors. Quest Midstream GP purchased an additional 76,531 general partner units in Quest Midstream Partners and Quest made a capital contribution of approximately $1.3 million in order for Quest Midstream GP to maintain its 2% general partner interest in Quest Midstream Partners. As a result, Quest Midstream GP now holds 276,531 general partner units and continues to hold all of the incentive distribution rights, and Quest continues to hold 35,134 Class A subordinated units and 4,900,000 Class B subordinated units in Quest Midstream Partners. The proceeds of the offering were used to fund a portion of the purchase price of the Enbridge Acquisition.

On November 1, 2007, Quest Midstream Partners and its wholly-owned subsidiary, Bluestem Pipeline, LLC entered into an Amended and Restated Credit Agreement (the “Credit Agreement”) to increase the aggregate commitment under Bluestem’s existing five-year revolving credit facility from $75 million to $135 million, to add Quest Midstream Partners as a co-borrower instead of a guarantor, and to change the maturity date from January 31, 2012 to November 1, 2012. The Credit Agreement is among Bluestem, Quest Midstream Partners, Royal Bank of Canada, as administrative agent and collateral agent, and the lenders party thereto. As of November 1, 2007, the amount borrowed under the Credit Agreement was $95 million.

Note 3.	Quest Energy Partners Initial Public Offering

On November 15, 2007, Quest Energy Partners closed the public offering of 9,100,000 common units, representing a 42.1% limited partner interest in it at a price of $18.00 per unit. Net proceeds of the offering, before expenses, were approximately $152.7 million, after deducting the underwriting discount and commissions and a structuring fee. Quest Energy Partners used the net proceeds of the offering to pay down existing indebtedness.

Note 4.	Acquisition of Pinnacle Gas Resources, Inc.

On February 6, 2008, Quest and Pinnacle Gas Resources, Inc. (“Pinnacle”) entered into an amended and restated merger agreement pursuant to which Pinnacle’s stockholders will receive 0.5278 shares of Quest’s common stock for each share of Pinnacle common stock they own. It is anticipated that Quest’s current stockholders will own approximately 60.5 percent of following the merger and Pinnacle’s current stockholders will own the remaining approximately 39.5 percent. The merger is expected to be tax free to stockholders of

QUEST RESOURCE CORPORATION

Notes to Unaudited Pro Forma Combined Financial Statements — (Continued)

both companies. At closing, Quest will issue approximately 15.5 million shares of common stock to Pinnacle stockholders. This transaction will be accounted for using the purchase method of accounting. The effect of this transaction is reflected in the merger adjustments column in the unaudited pro forma combined financial statements.

As a condition to the closing of the merger, Quest will either obtain the consent of its lenders to permit the merger or will refinance its existing credit facility with a new credit facility.

Note 5.	Pro Forma Combined Financial Statements

The accompanying unaudited pro forma combined financial statements present the pro forma consolidated financial position and results of operations of the combined company based upon the historical financial statements of Quest, the division of Enbridge consisting of the KPC Pipeline System acquired by Quest Midstream Partners, and Pinnacle, after giving effect to (1) the acquisition of the KPC Pipeline System by Quest Midstream Partners and the related financing, (2) the initial public offering of Quest Energy Partners and related refinancing of indebtedness, and (3) the merger with Pinnacle, and the adjustments described in these footnotes, and are intended to reflect the impact of these transactions on Quest.

The unaudited pro forma combined balance sheet reflects the transactions as if they had been consummated on September 30, 2007 and includes pro forma adjustments for preliminary valuations of certain tangible and intangible assets by Quest’s management. The purchase price was based on a five-day average market price of Quest stock ending February 1, 2008. These adjustments are subject to further revision upon completion of the contemplated transaction and related intangible asset valuations.

The unaudited pro forma combined statement of operations for the year ended December 31, 2006 combines Quest’s historical results for the year ended December 31, 2006 with both the KPC Pipeline System and Pinnacle’s historical results for the year ended December 31, 2006, and give effect to the transactions as if they had been consummated on January 1, 2006.

The unaudited pro forma combined statement of operations for the nine months ended September 30, 2007 combines Quest’s historical results for the year ended December 31, 2006 with both the KPC Pipeline System’s and Pinnacle’s historical results for the nine months ended September 30, 2007, and give effect to the transactions as if they had been consummated on January 1, 2006.

The accompanying unaudited pro forma combined financial statements are presented for illustrative purposes only and do not give effect to any cost savings, revenue synergies or restructuring costs which may result from the integration of the operations of Quest, the KPC Pipeline System and Pinnacle. The unaudited pro forma combined financial statements are based on the estimates and assumptions set forth herein, which are preliminary and have been made solely for the purposes of developing such pro forma information. The unaudited pro forma combined financial statements are not necessarily indicative of the operating results or financial position that would have been achieved had the merger been consummated as of the dates indicated, or that may be achieved in the future.

Note 6.	Earnings Per Share

Pro forma basic earnings per share was computed on the basis of the weighted average number of shares outstanding during the nine months ended September 30, 2007 and the year ended December 31, 2006. The weighted average number of shares outstanding to compute pro forma basic earnings per share was 37,645,255, and 37,784,579 for the nine months ended September 30, 2007 and the year ended December 31, 2006, respectively.

QUEST RESOURCE CORPORATION

Notes to Unaudited Pro Forma Combined Financial Statements — (Continued)

Note 7.	Pro Forma Adjustments

The unaudited pro forma combined balance sheet includes the following adjustments:

(A) Reflects net private placement proceeds for KPC acquisition totaling $75 million, less placement agent and other costs of $1.7 million, from the issuance and sale of 3,750,000 common units at a private placement price of $20 per common unit.

(B) Reflects net Quest Energy Partners, LP initial public offering proceeds totaling $152.7 million.

(C) Payoff of existing debt of $260,000,000 with proceeds of new borrowing of $118,052,000 less loan fees of $5,147,000 along with a cash payment of $147,095,000. The new borrowing consists of two loans: one to Quest Energy Partners, L.P. of $75 million and one to Quest totaling $44 million, net of fees of $948,000.

(D) Adjustment reflects the payment of $9.8 million in loan costs and the payment of prepayment penalties of $4.2 million.

(E) To reflect changes in interest expense assuming the refinancing described in (A) and (B) above to place on January 1, 2007.

(F) To record minority interest in losses assuming the Quest Energy Partners offering took place on January 1, 2006.

(G) Reflects $58.0 million of borrowings under the new Quest Midstream Partners credit facility of $130.0 million and loan fees of $2.1 million.

(H) Reflects elimination of the assets and liabilities of the KPC Pipeline System that were excluded from the KPC Pipeline System purchase agreement.

(I) Reflects the payment of the purchase price of $133.0 million for the KPC Pipeline System acquisition and the allocation of the purchase price to the assets acquired.

(J) Adjusts minority interest in Quest Midstream Partners as a result of a change in equity ownership described in (A) above.

(K) The pro forma entry reflects the preliminary purchase price allocation to record Pinnacle assets and liabilities at fair value associated with the transaction using the purchase method of accounting as of September 30, 2007. The following is a calculation and allocation of the purchase price to

QUEST RESOURCE CORPORATION

Notes to Unaudited Pro Forma Combined Financial Statements — (Continued)

assets acquired and liabilities assumed based on their estimated relative fair value (in thousands, except per share amounts):

Shares of Quest common stock to be issued	15,544,502
Average Quest common stock price	$7.22

Fair value of Quest common stock to be issued	$112,231,000
Estimated merger expenses	7,500,000

Total purchase price before liabilities assumed	119,731,000
Fair value of liabilities:
Long-term debt	769,000
Current liabilities	16,453,000
Other noncurrent liabilities	1,017,000
Non-current deferred income tax liabilities	—
Asset retirement obligation	2,655,000

Total purchase price plus liabilities assumed	140,625,000
Fair value of assets acquired:
Cash	12,147,000
Other current assets	10,114,000
Property and equipment	2,359,000
Oil and gas properties
Subject to amortization	36,849,000
Not subject to amortization	77,384,000
Other assets	1,772,000

Goodwill	$—

The purchase price includes the value of Quest common stock to be issued to Pinnacle stockholders in the merger. The average Quest common stock price is based on the average closing prices of Quest common stock during the five business-day period ending three business days before the merger, as amended, was announced. Under the terms of the merger agreement, Pinnacle common stockholders will receive 0.5278 shares of Quest common stock for each share of Pinnacle common stock. It is expected that Quest will issue approximately 15.5 million common shares based on Pinnacle’s outstanding common shares on September 30, 2007, assuming no stock options are exercised or redeemed prior to the closing of the merger. At the effective time of the merger, each outstanding option to purchase shares of Pinnacle common stock, whether or not then exercisable or vested, will be converted into an obligation of Quest to pay to the option holder an amount in cash equal to the product of (i) the number of shares of Pinnacle common stock subject to the option and (ii) the excess, if any, of the aggregate consideration per share over the exercise price per share previously subject to the plan. The preliminary purchase price includes approximately $21,000 for the settlement of Pinnacle stock options.

The total purchase price includes approximately $7.5 million of estimated merger costs. These costs include Pinnacle executive management severance, investment banking fees, legal and accounting fees, seismic transfer fees, printing expenses and other merger-related costs. These costs are assumed to be financed and are reflected as borrowings under Quest’s senior revolving credit facility included in long-term debt in the unaudited pro forma combined balance sheet.

For purposes of the pro forma combined financial statements, the purchase price was allocated based on a preliminary assessment of the fair value of the assets and liabilities of Pinnacle at September 30, 2007. Quest

QUEST RESOURCE CORPORATION

Notes to Unaudited Pro Forma Combined Financial Statements — (Continued)

has engaged an independent firm to assist in the final valuation of the assets and the allocation of the purchase price. Under the purchase method of accounting for business combinations, this preliminary assessment of fair value resulted in no goodwill. Quest’s acquisition of Pinnacle will, among other things, improve Quest’s financial flexibility and market position, provide Quest with a more balanced portfolio of exploration, exploitation and development opportunities.

(L) Reflects the estimated borrowings of $7.5 million for merger costs and the related interest expense.

(M) For the year ended December 31, 2006, Pinnacle’s gain (loss) on derivatives has been reclassified from revenues to other income (expense).

(N) Reflects the settlement of Pinnacle stock options totaling $21,000.

COMPARISON OF STOCKHOLDER RIGHTS AND CORPORATE GOVERNANCE MATTERS

Quest is a corporation incorporated under the laws of the State of Nevada. Pinnacle is a corporation incorporated under the laws of the State of Delaware. After the completion of the transaction, stockholders of Pinnacle will become stockholders of Quest, and will become subject to the Nevada Revised Statutes, the articles of incorporation of Quest, as amended, and the bylaws of Quest, as amended.

While there are substantial similarities between the charters and bylaws of Quest and Pinnacle, a number of differences do exist. The following is a summary of the material differences between the rights of Quest stockholders and the rights of Pinnacle stockholders. While Quest and Pinnacle believe that this summary covers the material differences between the two, this summary may not contain all of the information that is important to you. This summary is not intended to be a complete discussion of the respective rights of Quest and Pinnacle stockholders and it is qualified in its entirety by reference to Nevada and Delaware law, and the various documents of Quest and Pinnacle referenced in this summary. You should carefully read this entire joint proxy statement/prospectus and the other documents referenced in this joint proxy statement/prospectus for a more complete understanding of the differences between being a stockholder of Quest and being a stockholder of Pinnacle. Quest and Pinnacle have filed with the SEC their respective documents referred to herein and will send copies of these documents to you upon your request. See the section entitled “Where You Can Find More Information” on page 163.

	Quest	Pinnacle

Authorized Capital Stock	The authorized capital stock of Quest consists of 200,000,000 shares of common stock, par value of $0.001 per share, and 50,000,000 shares of preferred stock, par value $0.001 per share, of which 500,000 shares are designated as Series A Convertible Preferred Stock, and 100,000 shares are designated as Series B Junior Participating Preferred Stock. No preferred stock is issued and outstanding.	The authorized capital stock of Pinnacle consists of 100,000,000 shares of common stock, par value $0.01 per share, and 25,000,000 shares of preferred stock, par value $.00001 per share, of which none are currently designated. No preferred stock is issued and outstanding.
Number of Directors	Nevada law provides that a corporation must have at least one director and may provide in its articles of incorporation or in its bylaws for a fixed number of directors or a variable number of directors, and for the manner in which the number of directors may be increased or decreased. Quest’s articles of incorporation require a minimum of three directors, unless Quest has fewer than three stockholders, in which case there need only be as many directors as there are stockholders, and additionally provide that the number of directors shall be fixed in accordance with the bylaws. Quest’s bylaws provide that the authorized number of directors shall be between three and twelve, unless Quest has fewer than three stockholders, in which case there need only be as many directors as there are stockholders, with the exact number to be set by resolution of the board of directors. The current number of directors of Quest is fixed at six.	Delaware law provides that a corporation must have at least one director and that the number of directors shall be fixed by, or in the manner provided in, the bylaws unless the certificate of incorporation fixes the number of directors. Pinnacle’s certificate of incorporation does not provide for the number of directors. Its bylaws provide that the authorized number of directors shall be between three and nine, with the exact number to be set by resolution of the board of directors.

	Quest	Pinnacle

Cumulative Voting	Nevada law allows a corporation’s articles of incorporation to permit stockholders to cumulate their votes at elections of directors. However, the articles of incorporation of Quest provide that cumulative voting is not authorized, and accordingly, holders of Quest common stock have no cumulative voting rights in connection with the election of directors.	Delaware law allows a corporation’s certificate of incorporation to permit stockholders to cumulate their votes at elections of directors. However, the certificate of incorporation of Pinnacle does not so provide, and accordingly, holders of Pinnacle common stock have no cumulative voting rights in connection with the election of directors.
Classification of Board of Directors	Nevada law permits, but does not require, the articles of incorporation or bylaws of a corporation to provide for the classification of directors as to the duration of their respective terms of office or as to their election by one or more authorized classes or series of shares, as long as at least one-fourth in number of the directors are elected annually. Quest’s articles of incorporation provide that, if there are six or more directors, the board of directors shall be divided into three classes that serve staggered terms of approximately three years each, from the time of the director’s election until the third succeeding annual meeting of stockholders.	Delaware law permits, but does not require, a classified board of directors, divided into as many as three classes with staggered terms under which one-half or one-third of the directors are elected to terms of two or three years, as applicable. Pinnacle’s certificate of incorporation provides that the board of directors shall be divided into three classes that serve staggered terms of three years each from the time of the director’s election.
Removal of Directors	Under Nevada law, any director may be removed from office by the vote of stockholders holding not less than two-thirds of the voting power of the issued and outstanding stock entitled to vote.	Under Delaware law, directors may be removed from office, with or without cause, by a majority stockholder vote, though in the case of the corporation whose board is classified, stockholders may effect such removal only for cause, unless otherwise provided in the certificate of incorporation.
Vacancies on the Board of Directors	Nevada law provides that vacancies on a corporation’s board of directors, including those caused by an increase in the number of directors, may be filled by a majority of the remaining directors, though less than a quorum, unless the articles of incorporation provide otherwise. Quest’s articles of incorporation do not provide otherwise.
Delaware law provides that vacancies on a corporation’s board of directors, including those caused by an increase in the number of directors, may be filled by a majority of the remaining directors, though less than a quorum or by a sole remaining director, unless the certificate of incorporation or bylaws provides otherwise.

Pinnacle’s certificate of incorporation provides that newly created directorships resulting from any increase in the authorized number of directors or any vacancy resulting from death, resignation, disqualification or other cause may be filled by a majority vote of the directors then in office, even though less than a quorum. The stockholders may elect a director or directors at any time to fill any vacancy or vacancies not filled by the directors, by the written consent of a majority of the stockholders entitled to vote.

	Quest	Pinnacle

Stockholder Action by Written Consent
Nevada law provides that unless otherwise provided in a corporation’s articles of incorporation or bylaws, any action required or permitted to be taken at a meeting of stockholders may be taken without a meeting if, before or after the action, a written consent to the action is signed by stockholders holding at least a majority of the voting power. If a different proportion of voting power is required for an action at a meeting, then that proportion of written consents is required.

Quest’s bylaws provide that stockholder action may be taken by written consent but only if authorized by the written consent of stockholders holding 100% of the voting power.

Delaware law provides that unless otherwise provided in a corporation’s certificate of incorporation or bylaws, any action required or permitted to be taken at a meeting of stockholders may be taken without a meeting and without prior notice if a written consent to the action is signed by stockholders holding the minimum number of votes that would be necessary to take such action at a meeting.

Pinnacle’s bylaws provide that stockholder action may not be taken by written consent.

Amendment of the Articles or Certificate of Incorporation	Under Nevada law, the articles of incorporation may be amended by the affirmative vote of the holders of a majority of the voting power or such greater proportion as may be required in the case of a vote by classes or series or by the articles of incorporation. The board of directors must adopt a resolution setting forth the proposed amendment and submit it to a stockholder vote. Quest’s articles of incorporation do not modify the Nevada standard requiring majority stockholder approval to amend the articles of incorporation.	Under Delaware law, the certificate of incorporation may be amended by the affirmative vote of the holders of a majority of the outstanding stock entitled to vote and a majority of each class of stock entitled to vote. Neither Pinnacle’s certificate of incorporation nor its bylaws modify the Delaware standard requiring majority stockholder approval to amend the certificate of incorporation.
Amendment of Bylaws	Nevada law provides that the directors of a corporation may make bylaws, subject to any bylaws adopted by the stockholders. Unless otherwise prohibited by any bylaw adopted by the stockholders, the directors may adopt, amend or repeal any bylaw, including any bylaw adopted by the stockholders. The articles of incorporation of a Nevada corporation may grant the authority to adopt, amend or repeal bylaws exclusively to the directors. Quest’s bylaws provide that the directors may alter, amend or repeal the bylaws or adopt new bylaws upon the affirmative vote of a majority of the directors.	Delaware law provides that a corporation’s stockholders entitled to vote have the power to adopt, amend or repeal bylaws, although the corporation’s certificate of incorporation may give the board of directors the power to adopt, amend or repeal bylaws as well. Pinnacle’s certificate of incorporation provides that the bylaws may be made, altered or repealed, by the board of directors.

	Quest	Pinnacle

Special Meeting of Stockholders	Under Nevada law, special meetings of the stockholders may be called by the entire board of directors, any two directors or the president, or as otherwise provided in the articles of incorporation or bylaws. Quest’s bylaws provide that special meetings of the stockholders may be called only by the chairman of the board, the president or the board of directors.	Under Delaware law, special meetings of the stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws. Pinnacle’s bylaws provide that special meetings of the stockholders may be called at any time by the board of directors, the chairman of the board (chief executive officer), the president or by one or more of the stockholders holding shares, in the aggregate, entitled to cast not less than ten percent (10%) of the votes at such meeting.
Notice of Stockholder Meetings	Under Nevada law, written notice of any meeting of the stockholders must be given to each stockholder of record entitled to vote at the meeting not less than 10 nor more than 60 days before the date of the meeting and shall specify the place, date, time, and purpose or purposes of the meeting and the means of electronic communications, if any, by which stockholders and proxies will be deemed to be present in person and vote.	Under Delaware law and Pinnacle’s bylaws, written notice of any meeting of the stockholders must be given to each stockholder entitled to vote at the meeting not less than 10 nor more than 60 days before the date of the meeting and shall specify the place, if any, date, and hour of the meeting, the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and voting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called.
Delivery and Notice Requirements of Stockholder Nominations and Proposals
Quest’s bylaws provide that for a stockholder proposal to be brought properly before a meeting, the stockholder must notify the corporation’s secretary not less than 50 days nor more than 75 days prior to the meeting. However, if less than 65 days’ notice or prior public disclosure of the meeting is given or made, notice must be received from the stockholder within 15 days after such notice or public disclosure, whichever occurs first.

Quest’s bylaws also provide that a stockholder may nominate a person for election as a director by giving written notice to the secretary of the corporation not less than 14 nor more than 50 days prior to the meeting. However, if less than 21 days’ notice or prior public disclosure of the meeting is given or made, notice must be received from the stockholder by the close of business on the seventh day following the day on which the notice of the meeting was mailed or the date on which the corporation first makes public disclosure of the meeting date, whichever occurs first.
Pinnacle’s bylaws provide that for a stockholder proposal to be brought properly before an annual meeting or for a stockholder to nominate a director for election at the special meeting, the stockholder must notify the principal executive offices of Pinnacle not less than 30 days nor more than 60 days prior to the meeting. However, if less than 40 days’ notice is given to stockholders, then notice to Pinnacle must be delivered no later than 10 days after the day on which public announcement of the date of the meeting is first made by Pinnacle.

	Quest	Pinnacle

Proxy
Under Nevada law, at any meeting of the stockholders, a stockholder may designate another person or persons to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after six months from the date of its creation, unless the proxy provides for a longer period, which may not exceed seven years from the date of its creation.

A proxy shall be deemed irrevocable if the written authorization so states, but is irrevocable only for as long as it is coupled with an interest sufficient in law to support an irrevocable power. Pursuant to the bylaws of Quest, no proxy shall be valid after six months from the date of its execution unless coupled with an interest, or unless it specifies a longer time, which in no case may exceed seven years from its date of execution.
Under Delaware law and pursuant to Pinnacle’s bylaws, at any meeting of the stockholders of Pinnacle, a stockholder may designate another person to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period.
Preemptive Rights
Under Nevada law, stockholders of a corporation organized in Nevada before October 1, 1991, have a preemptive right to acquire unissued shares, treasury shares or securities convertible into such shares, except to the extent limited or denied by the articles of incorporation or applicable law.

Quest’s articles of incorporation expressly provide that stockholders do not have any preemptive or other right to acquire any unissued shares, treasury shares or securities convertible into such shares.
Under Delaware law, absent express provision in a corporation’s certificate of incorporation, a stockholder does not, by operation of law, possess preemptive rights to subscribe to additional issuances of the corporation’s stock. Pinnacle’s certificate of incorporation does not provide that stockholders possess any preemptive right to subscribe to additional issuances of its capital stock.
Dividends
Under Nevada law, a corporation may make distributions to its stockholders, including by the payment of dividends, provided that, no distribution may be made if after giving effect to such distribution, the corporation would not be able to pay its debts as they become due in the usual course of business or, except as otherwise specifically allowed in the articles of incorporation, the corporation’ s total assets would be less than the sum of its total liabilities plus any amount needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of stockholders whose rights are superior to those receiving the distribution.

Quest has never paid cash dividends on its common stock.

Under Delaware law, a corporation may pay dividends out of its surplus or net profits for the current or preceding fiscal year, provided that the capital of the corporation is not less than the aggregate amount of the capital represented by the corporation’s outstanding stock of all classes having a preference upon distribution of assets.

Pinnacle has never paid cash dividends on its common stock.

	Quest	Pinnacle

Indemnification of Directors and Officers
As permitted by Nevada law, Quest’s articles of incorporation provide that Quest shall indemnify any person who was or is a party to any action , except an action by the corporation, by reason of the fact that such person is or was a director, officer, employee, fiduciary or agent of the corporation, or is or was serving in any such capacity for another entity or enterprise at the request of the corporation, if such person acted in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action, had no reasonable cause to believe such conduct was unlawful. In addition to the indemnification provided by Quest’s articles of incorporation, Nevada law also permits a corporation to indemnify such a person if he or she is not liable pursuant to Nevada Revised Statutes 78.138.

Nevada Revised Statues 78.138 provides, in part, that, with certain limited exceptions or unless the articles of incorporation provide for greater individual liability, a director or officer is not individually liable to the corporation or its stockholders or creditors for any damages as a result of any act or failure to act in such capacity unless it is proven that the act or failure to act constituted a breach of such person’s fiduciary duties and involved intentional misconduct, fraud or a knowing violation of law.

Quest’s articles of incorporation provide that expenses of officers and directors incurred in defending a civil or criminal action may be paid by Quest before final disposition upon receipt of an undertaking by or on behalf of such person to repay the amount unless it is ultimately determined that such person is entitled to be indemnified by Quest. Nevada law permits a corporation, in its articles of incorporation or bylaws, or by agreement, to provide that the payment of such expenses by the corporation shall be mandatory.

Pinnacle’s certificate of incorporation provides that a director shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director except for liability (i) for any breach of the director’s loyalty to the corporation or its stockholders, (ii) for any act or omissions not in good faith or which involve intentional misconduct or knowing violation of the law, (iii) under Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived any improper personal benefit.

Pinnacle’s bylaws provide that the corporation may indemnify, to the fullest extent permitted by law, any director, officer, employee and agent against expenses, judgments, fines, settlements, and other amounts arising by reason of the fact that such person is or was an agent of the corporation.

Expenses incurred by such person may be paid by Pinnacle as incurred and before final disposition of the proceeding upon receipt of an undertaking by or on behalf of such person to repay the amount if it is ultimately determined that such person is not entitled to be indemnified by the corporation.

Delaware law and Pinnacle’s bylaws provide that Pinnacle has the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or serving in any such capacity at the request of the corporation, against any liability asserted against or incurred by such person in any such capacity, regardless of whether Pinnacle would have the power to indemnify such person against losses under Delaware law.

	Quest	Pinnacle

Nevada law and Quest’s articles of incorporation provide that Quest has the power to purchase and maintain insurance or make other financial arrangements on behalf of any person who is or was a director, officer, employee, fiduciary or agent of the corporation or who is or was serving in any such capacity for another entity or enterprise at the request of the corporation, whether or not the corporation has authority to indemnify such person against such liability and expenses.
Stockholder Rights Plan	Quest has adopted a stockholder rights plan. Pursuant to the rights plan, Quest’s board of directors authorized the issuance of one right for each outstanding share of Quest’s common stock. Each right will entitle stockholders to buy one unit consisting of one one-thousandth of a share of Series B Junior Participating Preferred Stock, par value $0.001 per share, at an exercise price of $75 per unit (subject to adjustment) in the event that the rights become exercisable. Subject to limited exceptions, the rights will be exercisable ten business days (i) following a public announcement that a person or entity has acquired, or has obtained the right to acquire, 15% or more of Quest’s outstanding common stock, or (ii) following the commencement of, or a public announcement of the intention to commence, a tender offer or exchange offer for 15% or more of the outstanding common stock of Quest. If Quest is consolidated or merged with and into another entity or acquires another entity pursuant to which the common stock of Quest is exchanged for cash, property or the stock of another entity, or sells or transfers more than 50% of its assets or earning power, each right will entitle its holder to purchase, at the right’s then-current exercise price, the number of common shares of the other party to the transaction having a market value at the time of twice the right’s exercise price.	None.

	Quest	Pinnacle

Voting Rights
The holders of Series A Convertible Preferred Stock are not entitled to voting rights, except if dividend payments on such preferred stock are in default for six of more quarterly periods, then holders of shares of such preferred stock will have the right, voting as a class, to elect the largest number of directors constituting a minority of the board of directors.

Each share of Series B Junior Participating Preferred Stock entitles the holder to 1,000 times the number of votes per share that each share of common stock entitles its holder to vote at a meeting of the stockholders.

The holders of Series B Junior Participating Preferred Stock and common stock of Quest vote together as one class on all matters submitted to a vote of the stockholders.

Quest has no outstanding shares of Series A Convertible Preferred Stock or Series B Junior Participating Preferred Stock at this time.

The holders of common stock are entitled to one vote per share on all matters submitted to a vote of the stockholders. Cumulative voting of shares of common stock is prohibited, which means that the holders of a majority of shares voting for the election of directors can elect all members of our board of directors.

Except as otherwise required by applicable law and except for certain matters set forth in Pinnacle’s certificate of incorporation, a majority vote is sufficient for any act of stockholders

Appraisal/Dissenters’ Rights
Nevada law provides that stockholders have the right, in some circumstances, to dissent from certain corporate actions and to instead demand payment of the fair value of their shares.

Unless a corporation’s articles of incorporation provide otherwise, stockholders of any class or series of shares of a corporation do not have a right of dissent with respect to a merger or exchange by such corporation, if such shares, at the appropriate record date, are:

• listed on a national securities exchange;
• included in the national market system by the National Association of Securities Dealers, Inc., or
• held by at least 2,000 stockholders of record;
unless the stockholders receive in exchange for their shares anything other than cash, owner’s interests or owner’s interests and cash in lieu of fractional shares of the surviving or acquiring entity, or of any other entity that is publicly listed or held by more than 2,000 holders of owner’s interests, or a combination of the foregoing.

Stockholders of a corporation surviving a merger do not have dissenters’ rights if no vote of the stockholders of the surviving corporation is required to approve the merger.

Dissenters’ rights are not available to Quest stockholders with respect to the merger.

Delaware law provides that stockholders have the right, in some circumstances, to dissent from certain corporate mergers and consolidations and to instead demand payment of the fair value of their shares, together with any interest.

Unless a corporation’s certificate of incorporation provide otherwise, dissenters do not have rights of appraisal with respect to a merger or consolidation by a corporation, if the shares of the corporation are either:

• listed on a national securities exchange;; or
• held by more than 2,000 holders;

unless the stockholders receive in exchange for their shares anything other than cash in lieu of fractional shares, shares of the surviving corporation, shares of any other corporation that are publicly listed or held by more than 2,000 stockholders, or a combination of the foregoing.

Stockholders of a corporation surviving a merger do not have appraisal rights if no vote of the stockholders of the surviving corporation is required to approve the merger.

Pinnacle stockholders do not have appraisal rights under Delaware law with respect to the transaction. See the section entitled “Appraisal Rights” on page 116 for more information.

	Quest	Pinnacle

Certain Business Combination Restrictions
Nevada law provides that if a person is the “beneficial owner” of 10% or more of the voting power of a Nevada corporation, such person is an “interested stockholder” and may not engage in any “combination” with the corporation for a period of three years from the date such person first became an interested stockholder, unless the combination or the transaction by which the person first became an interested stockholder is approved by the board of directors of the corporation before the person first became an interested stockholder. Another exception to this prohibition is if the combination is approved by the affirmative vote of the holders of stock representing a majority of the outstanding voting power not beneficially owned by the interested stockholder at a meeting, no earlier than three years after the date that the person first became an interested stockholder.

A Nevada corporation may elect in its articles of incorporation not to be governed by this particular Nevada law. Quest has not made that election.
Delaware law provides that if a person acquires 15% or more of the outstanding voting stock of a Delaware corporation, such person is an “interested stockholder” and may not engage in certain “business combinations” with the corporation for a period of three years from the time such person became an interested stockholder. Unless the board of directors approves the business combination or the transaction which resulted in the stockholder becoming an interested stockholder prior to the time that the person becomes an interested stockholder, the interested stockholder owns at least 85% of the outstanding voting stock of the corporation at the time the transaction commences (excluding voting stock owned by directors who are also officers and certain employee stock plans), or the business combination is approved by the board of directors and by the affirmative vote at a meeting of stockholders of 2/3 of the holders of the outstanding voting stock which is not owned by the interested stockholder.
A Delaware corporation can elect in its certificate of incorporation or bylaws not to be governed by this particular Delaware law. Pinnacle has not made that election.
Certain Preferred Stock Restriction	Quest’s certificate of designations creating the Series A Convertible Preferred Stock provides that no dividend or distribution may be paid on any other stock of Quest, nor may any shares of stock junior to the Series A Convertible Preferred Stock be purchased, redeemed or acquired by Quest unless all accrued and unpaid dividends on the Series A Convertible Preferred Stock have been paid. If dividend payments on the Series A Convertible Preferred Stock are in default six or more consecutive quarterly periods, the holders may elect, as a class, the largest number of directors constituting a minority of the board of directors.	N/A

Quest	Pinnacle

The certificate of designations creating the Series B Junior Participating Preferred Stock provides that the holders are entitled to dividends in an amount that is 1,000 times the aggregate per share amount of all other cash dividends, plus the cash value of 1,000 times the aggregate per share amount of all non-cash dividends other than a dividend payable in shares of common stock or a subdivision of the outstanding shares of common stock, when and if such dividends are declared. When dividends or distributions payable on the Series B Junior Participating Preferred Stock are in arrears, Quest may not pay dividends on common stock or make distributions or redeem, purchase or otherwise acquire any shares of stock on parity with or junior to the Series B Junior Participating Preferred Stock other than in exchange for stock that is junior to the Series B Junior Participating Preferred Stock. The affirmative vote of the holders of at least two-thirds of the outstanding Series B Preferred Stock, voting separately as a class, is required to amend Quest’s articles of incorporation in any matter that would materially alter or change the powers, preferences or special rights of the Series B Junior Participating Preferred Stock so as to affect them adversely.
Each share of Series B Junior Participating Preferred Stock entitles the holder thereof to 1,000 times the number of votes that each share of common stock entitles its holder to vote at a meeting of the stockholders. The holders of Series B Junior Participating Preferred Stock and common stock of Quest shall vote together as one class on all matters submitted to a vote of the stockholders.
Quest has no outstanding shares of Series A Convertible Preferred Stock or Series B Junior Participating Preferred Stock at this time.

QUEST AMENDMENT OF 2005 OMNIBUS STOCK AWARD PLAN

At the Quest special meeting, Quest stockholders will be asked to approve an amendment to Quest’s 2005 Omnibus Stock Award Plan, which will result in an increase to the number of shares of common stock authorized to be issued pursuant to the plan. Quest’s 2005 Omnibus Stock Award Plan currently authorizes for issuance 2,200,000 shares of common stock. The approval of this amendment will increase Quest’s shares of common stock authorized to be issued under the plan to 5,000,000 shares.

Upon approval by the Quest stockholders, Section 4.1(a) of Quest’s 2005 Omnibus Stock Award Plan will be amended to read as follows:

4.1 Number of Shares Available.

(a) Plan Limit.  Subject to adjustment as provided in Section 4.2, the number of Shares hereby reserved for delivery under the Plan is 5,000,000 Shares. If any Shares subject to Award granted hereunder are forfeited or an Award or any portion thereof otherwise terminates or is settled without the issuance of Shares, or in the case of SARs and Performance Units, without the payment of cash, the Shares subject to such Award, to the extent of any such forfeiture, termination or settlement, shall again be available for grant under the Plan. The Board may from time to time determine the appropriate methodology for calculating the number of Shares issued pursuant to the Plan.

The increase in the number of shares of common stock authorized for issuance under the 2005 Omnibus Stock Award Plan would enable Quest, without further stockholder approval, to make additional equity-based grants from time to time as may be required for proper business purposes. The board of directors believes it is in the interest of Quest and its stockholders to adopt the proposed amendment to the 2005 Omnibus Stock Award Plan. The increase in shares available for issuance under the 2005 Omnibus Stock Award Plan will assist Quest to continue to attract and retain key personnel and to strengthen the identity of such personnel’s interest with those of Quest’s stockholders. A majority of the votes cast by the stockholders represented at the meeting, in person or by proxy, is required to approve this proposal.

For additional information regarding Quest’s 2005 Omnibus Stock Award Plan, please read the summary of the plan included in Quest’s Form 8-K filed on February 6, 2008, which is incorporated herein by reference.

The Quest board of directors proposes and recommends that you vote to approve the adoption of the amendment to Quest’s 2005 Omnibus Stock Award Plan to increase the number of shares of common stock authorized to be issued pursuant to the plan to 5,000,000.

EXPERTS

The consolidated financial statements of Quest as of December 31, 2006 and 2005 and for the fiscal year ended May 31, 2004, the seven months ended December 31, 2004, and the years ended December 31, 2005 and 2006 and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control Over Financial Reporting) as of December 31, 2006, incorporated in this joint proxy statement/prospectus by reference to Quest’s Annual Report on Form 10-K/A for the year ended December 31, 2006, have been so incorporated in reliance on the report of Murrell, Hall, McIntosh & Co., PLLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Certain information with respect to the oil and gas reserves associated with Quest’s oil and gas properties is derived from the reports of Cawley, Gillespie & Associates, Inc., an independent petroleum consulting firm, and has been included in this document upon the authority of said firm as experts with respect to the matters covered by such reports and in giving such reports.

The consolidated financial statements of Pinnacle as of December 31, 2006 and 2005, and for each of the three years in the period ended December 31, 2006, included in this joint proxy statement/prospectus have been so included in reliance on the report of Ehrhardt Keefe Steiner & Hottman PC, independent registered public accounting firm, given on the authority of such firm as experts in auditing and accounting.

Certain information with respect to the gas reserves associated with Pinnacle’s gas properties is derived from the reports of Netherland, Sewell & Associates, Inc, an independent petroleum consulting firm, and has been included in this document upon the authority of said firm as experts with respect to the matters covered by such reports and in giving such reports.

LEGAL MATTERS

The validity of the Quest common stock offered hereby will be passed upon for Quest by Brownstein Hyatt Farber Schreck, LLP. In addition, Stinson Morrison Hecker LLP and Andrews Kurth LLP will deliver opinions to Quest and Pinnacle, respectively, as to certain tax matters.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows Quest to “incorporate by reference” business and financial information that is not included in or delivered with this document, which means that Quest can disclose important information to you by referring to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this document, except for any information superseded by information in this document or incorporated by reference subsequent to the date of this document.

This joint proxy statement/prospectus incorporates by reference the documents listed below that Quest has previously filed with the SEC.

•	Annual Report on Form 10-K/A for the fiscal year ending December 31, 2006;

•	Quarterly Reports on Forms 10-Q and 10-Q/A for the quarters ending March 31, 2007, June 30, 2007 and September 30, 2007;

•	Current Reports on Forms 8-K filed with the SEC on February 6, February 12, March 1, March 22, April 10, April 13, April 26, May 1, May 21, June 4, August 13, September 25, October 16, October 17, November 1, November 2, November 15, November 21, November 23, and December 10, 2007, and January 14 and February 6, 2008;

•	The description of Quest common stock set forth in the Registration Statement on Form 8-A12G/A (Amendment No. 2) filed pursuant to Section 12 of the Exchange Act on December 7, 2005, and any amendment or report filed for the purpose of updating such description; and

•	The description of Quest’s preferred stock purchase rights contained in Quest’s registration statement on Form 8-A12G filed with the SEC on June 1, 2006.

In addition, Quest incorporates by reference additional documents that it may subsequently file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, between the date of this joint proxy statement/prospectus and the date this offering of securities is terminated (other than information furnished and not filed with the SEC). These documents include periodic reports, such as annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K.

Documents incorporated by reference are available from Quest without charge, excluding any exhibit to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this document. You can obtain documents incorporated by reference in this document by requesting them in writing or by telephone from Quest or its proxy solicitor, D.F. King & Co., Inc., at the following addresses:

Quest Resource Corporation
210 Park Avenue, Suite 2750
Oklahoma City, OK 73102

Attention: Jack Collins
(405) 600-7704
jcollins@qrcp.net

D.F. King & Co., Inc.
48 Wall Street
New York, New York 10005
(800) 859-8508

WHERE YOU CAN FIND MORE INFORMATION

Quest and Pinnacle file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information Quest and Pinnacle file at the SEC’s public reference room located at 100 F Street NE, Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. These SEC filings are also available to the public at the web site maintained by the SEC at http://www.sec.gov; by Quest at www.qrcp.net and by Pinnacle at www.pinnaclegas.com.

Quest filed a registration statement on Form S-4 to register with the SEC the Quest common stock that Quest will issue to Pinnacle stockholders in the merger. This document is part of that registration statement and constitutes a prospectus of Quest in addition to being a proxy statement for Quest for the Quest special meeting and a proxy statement for Pinnacle for Pinnacle’s special meeting. As allowed by SEC rules, this document does not contain all of the information you can find in the registration statement or the exhibits to the registration statement.

If you are a stockholder of Quest or Pinnacle, you can obtain copies of our annual and quarterly reports from us or the SEC. These documents are available from us without charge, excluding all exhibits. Stockholders may obtain reports of Quest by requesting them in writing from Quest at the following address:

Quest Resource Corporation
210 Park Avenue, Suite 2750
Oklahoma City, OK 73102
Attention: Jack Collins
(405) 600-7704
jcollins@qrcp.net

Stockholders may obtain reports of Pinnacle by requesting them in writing from Pinnacle at the following address:

Pinnacle Gas Resource, Inc.
1 East Alger
Sheridan, WY 82801
Attention: Ronald T. Barnes
Telephone: (307) 673-9710
rbarnes@pinnaclegas.com

If you would like to request documents from Quest, please do so by          , 2008 so that you may receive them before the Quest special meeting. If you would like to request documents from Pinnacle, please do so by          , 2008 so that you may receive them before the Pinnacle special meeting. You should rely only on the information contained, or incorporated by reference, in this document to vote on the proposals submitted by the Quest and Pinnacle boards of directors. Neither Quest nor Pinnacle has authorized anyone to provide you with information that is different from what is contained, or incorporated by reference, in this document. This document is dated          , 2008. You should not assume that the information contained, or incorporated by reference, in this document is accurate as of any date other than such date, and neither the mailing of this document to Quest and Pinnacle stockholders nor the issuance of Quest common stock pursuant to the merger shall create any implication to the contrary.

Quest has provided all of the information contained, or incorporated by reference, in this document with respect to Quest and Pinnacle has provided all of the information contained in this document with respect to Pinnacle.

If you own Quest common stock or Pinnacle common stock, please sign, date and promptly mail the enclosed proxy in the enclosed prepaid envelope. Prompt return of your proxy will help save additional solicitation expense.

GLOSSARY OF TERMS

The terms defined in this section are used throughout this joint proxy statement/prospectus. The following is a description of the meanings of some of the oil and natural gas industry terms used in this joint proxy statement/prospectus.

Bbl.  One stock tank barrel, or 42 U.S. gallons liquid volume, of crude oil or other liquid hydrocarbons.

Bbl/d.  One Bbl per day.

Bcf.  One billion cubic feet of gas.

Bcfe.  One billion cubic feet equivalent, determined using the ratio of six Mcf of gas to one Bbl of crude oil, condensate or gas liquids.

Btu or British Thermal Unit.  The quantity of heat required to raise the temperature of a one pound mass of water by one degree Fahrenheit.

CBM.  Coal bed methane.

Cherokee Basin.  A thirteen-county region in southeastern Kansas and northeastern Oklahoma.

CIG.  Colorado Interstate Gas Company.

Completion.  The installation of permanent equipment for the production of oil or gas, or in the case of a dry hole, the reporting of abandonment to the appropriate agency.

Developed acreage.  The number of acres that are allocated or assignable to productive wells or wells capable of production.

Development well.  A well drilled within the proved boundaries of an oil or gas reservoir to the depth of a stratigraphic horizon known to be productive.

Dry hole or well.  A well found to be incapable of producing hydrocarbons in sufficient quantities such that proceeds from the sale of such production exceed production expenses and taxes.

Eligible Holder.  A person or entity qualified to hold an interest in gas and oil leases on federal lands. As of the date hereof, an Eligible Holder means: (1) a citizen of the United States; (2) a corporation organized under the laws of the United States or of any state thereof; (3) a public body, including a municipality; or (4) an association of United States citizens, such as a partnership or limited liability company, organized under the laws of the United States or of any state thereof, but only if such association does not have any direct or indirect foreign ownership, other than foreign ownership of stock in a parent corporation organized under the laws of the United States or of any state thereof.

Enhancement.  The method used to increase the deliverability of a well by pumping a liquid into a well under pressure to crack and prop open the formation.

Environmental Impact Statement (EIS).  A detailed statement of the environmental effects of proposed actions and of alternative actions that is required prior to commencement of operations on federal lands.

Exploitation.  A development or other project which may target proven or unproven reserves (such as probable or possible reserves), but which generally has a lower risk than that associated with exploration projects.

Exploratory well.  A well drilled to find and produce oil or gas reserves not classified as proved, to find a new reservoir in a field previously found to be productive of oil or gas in another reservoir or to extend a known reservoir.

Fee land.  Private land, as compared to state or federal land.

Field.  An area consisting of either a single reservoir or multiple reservoirs, all grouped on or related to the same individual geological structural feature and/or stratigraphic condition.

Frac/fracturing.  The method used to increase the deliverability of a well by pumping a liquid or other substance into a well under pressure to crack and prop open the hydrocarbon formation.

Gas.  Hydrocarbon gas found in the earth, composed of methane, ethane, butane, propane and other gases.

Gathering system.  Pipelines and other equipment used to move gas from the wellhead to the trunk or the main transmission lines of a pipeline system.

Green River Basin.  A region that covers parts of Wyoming, Utah, and Colorado. Pinnacle’s Green River Basin properties are located in the northeast area of Sweetwater County, Wyoming.

Gross acres or gross wells.  The total acres or wells, as the case may be, in which we have a working interest.

Highly volatile bituminous coal.  Bituminous coal with a high concentration of methane gas.

Horizon or formation.  The section of rock, from which gas is expected to be produced.

Low-pressure gas gathering.  Transportation to the inlet of third-party compression facilities.

Mcf.  One thousand cubic feet of gas.

Mcf/d.  One Mcf per day.

Mcfe.  One thousand cubic feet equivalent, determined using the ratio of six Mcf of gas to one Bbl of crude oil, condensate or gas liquids.

MBbl.  One thousand Bbls.

MMBtu.  One million British thermal units.

MMcf.  One million cubic feet of gas.

MMcf/d.  One MMcf per day.

MMcfe.  One Mcf equivalent, determined using the ratio of six Mcf of gas to one Bbl of crude oil, condensate or gas liquids.

MMcfe/d.  One MMcfe per day.

Net acres or net wells.  The sum of the fractional working interests owned in gross acres or wells, as the case may be.

Net production.  Production that is owned by us less royalties and production due others.

Net revenue interest.  The percentage of revenues due an interest holder in a property, net of royalties or other burdens on the property.

NGLs.  The combination of ethane, propane, butane and natural gasolines that when removed from natural gas become liquid under various levels of higher pressure and lower temperature.

NYMEX.  The New York Mercantile Exchange.

Operator.  The individual or company responsible for the exploration, exploitation and production of an oil or natural gas well or lease.

Oil.  Crude oil, condensate and NGLs.

Perforation.  The making of holes in casing and cement (if present) to allow formation fluids to enter the well bore.

Permeability.  The ease of movement of water and/or gases through a soil material.

POD.  Plans of development that are prepared and submitted to regulatory agencies for approval of drilling projects.

Powder River Basin.  A region in southeast Montana and northeast Wyoming.

Productive well.  A well that produces commercial quantities of hydrocarbons exclusive of its capacity to produce at a reasonable rate of return.

Proved developed non-producing reserves.  Proved developed reserves expected to be recovered from zones behind casings in existing wells.

Proved developed reserves.  Proved reserves that can be expected to be recovered from existing wells with existing equipment and operating methods. This definition of proved developed reserves has been abbreviated from the applicable definitions contained in Rule 4-10(a)(2-4) of Regulation S-X. The entire definition of this term can be viewed on the Web site at http://www.sec.gov/about/forms/regs-x.pdf.

Proved reserves.  The estimated quantities of crude oil, natural gas and NGLs that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. This definition of proved reserves has been abbreviated from the applicable definitions contained in Rule 4-10(a)(2-4) of Regulation S-X. The entire definition of this term can be viewed on the Web site at http://www.sec.gov/about/forms/regs-x.pdf.

Proved undeveloped reserves or PUDs.  Proved reserves that are expected to be recovered from new wells drilled to known reservoirs on acreage yet to be drilled for which the existence and recoverability of such reserves can be estimated with reasonable certainty, or from existing wells where a relatively major expenditure is required to establish production. This definition of proved undeveloped reserves has been abbreviated from the applicable definitions contained in Rule 4-10(a)(2-4) of Regulation S-X. The entire definition of this term can be viewed on the Web site at www.sec.gov/about/forms/regs-x.pdf.

PV-10, or present value of estimated future net revenues.  An estimate of the present value of the estimated future net revenues from proved gas reserves at the date indicated, after deducting estimated production and ad valorem taxes, future capital costs and operating expenses, but before deducting any estimates of federal income taxes. The estimated future net revenues are discounted at an annual rate of 10%, in accordance with the SEC’s practice, to determine their “present value.” The present value is shown to indicate the effect of time on the value of the revenue stream and should not be construed as being the fair market value of the properties. Estimates of future net revenues are made using oil and natural gas prices and operating costs as of the date indicated and held constant for the life of the reserves.

Recompletion.  The completion for production of an existing wellbore in another formation from that which the well has been previously completed.

Reserve.  That part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.

Reservoir.  A porous and permeable underground formation containing a natural accumulation of producible oil and/or gas that is confined by impermeable rock or water barriers and is individual and separate from other reservoirs.

Royalty Interest:  A real property interest entitling the owner to receive a specified portion of the gross proceeds of the sale of oil and natural gas production or, if the conveyance creating the interest provides, a specific portion of oil or natural gas produced, without any deduction for the costs to explore for, develop or produce the oil and gas. A royalty interest owner has no right to consent to or approve the operation and development of the property, while the owners of the working interests have the exclusive right to exploit the mineral on the land.

Scf.  Standard cubic feet of gas.

Scf/ton.  Standard cubic feet of gas per ton.

Shut in.  Stopping an oil or gas well from producing.

Spacing.  The number of acres that one gas well will efficiently drain. State regulatory authorities establish the size of the spacing unit for each field.

Standardized measure.  The present value of estimated future net revenue to be generated from the production of proved reserves, determined in accordance with the rules and regulations of the SEC (using prices and costs in effect as of the date of estimation), less future development, production and income tax expenses, and discounted at 10% per annum to reflect the timing of future net revenue. Standardized measure does not give effect to derivative transactions.

Tcf.  One trillion cubic feet of natural gas.

Telemetry.  Data transferred by radiowave.

Unconventional resource development.  A development in which the targeted reservoirs generally fall into three categories: (1) tight sands, (2) coal beds, and (3) gas shales. The reservoirs tend to cover large areas and lack the readily apparent traps, seals and discrete hydrocarbon-water boundaries that typically define conventional reservoirs. These reservoirs generally require stimulation treatments or other special recovery processes in order to produce economic flow rate.

Undeveloped acreage.  Lease acreage on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil or gas regardless of whether or not such acreage contains proved reserves.

Working interest.  The operating interest that gives the owner the right to drill, produce and conduct operating activities on the property and receive a share of production.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Pinnacle Gas Resources, Inc.
Sheridan, Wyoming

We have audited the accompanying balance sheets of Pinnacle Gas Resources, Inc. as of December 31, 2006 and 2005, and the related statements of operations, redeemable preferred stock and stockholders’ equity and cash flows for each of the years in the three year period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pinnacle Gas Resources, Inc. as of December 31, 2006 and 2005 and the results of operations and cash flows for each of the years in the three year period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 13, the Company has changed its accounting method for stock-based compensation by adopting SFAS No. 123(R) “Share-Based Payment” effective January 1, 2006.

/s/  Ehrhardt Keefe Steiner & Hottman PC

Denver, Colorado
March 22, 2007

PINNACLE GAS RESOURCES, INC.

Balance Sheets

	December 31
	2006	2005
	(In thousands except share and per share data)

ASSETS
Current assets
Cash and cash equivalents	$4,762	$2,672
Receivables
Accrued gas sales	2,364	5,872
Joint interest receivables, net of $100 (2006) allowance for doubtful accounts	9,237	2,645
Assets held for sale	—	394
Derivative instruments	2,856	—
Inventory of material for drilling and completion	271	480
Prepaid expenses	394	113

Total current assets	19,884	12,176

Property and equipment, at cost, net of accumulated depreciation	2,107	1,888
Oil and gas properties, using full cost accounting, net of accumulated depreciation and amortization
Proved	39,988	30,361
Unproved	85,094	31,280
Inventory of material for drilling and completion	944	1,238
Deposits	520	—
Restricted certificates of deposit	1,795	138

Total assets	$150,332	$77,081

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Long-term debt — current portion	$21	$21
Capital lease obligations	—	98
Accrued dividends payable	—	1,213
Trade accounts payable	17,567	5,339
Revenue distribution payable	7,301	8,065
Drilling prepayments from joint interest owners	289	—
Accrued liabilities	2,375	2,030
Derivative instruments	—	2,901

Total current liabilities	27,553	19,667

Asset retirement obligations	2,321	1,277
Production taxes, non-current	843	1,005
Long-term debt net of current portion	786	807
Derivative instruments	—	941
Derivative liability	—	200

Total liabilities	31,503	23,897

Commitment and contingencies
Series A Redeemable Preferred stock, $0.01 par value, 25,000,000 authorized, 0 and 462,189 shares issued and outstanding at December 31, 2006 and December 31, 2005, respectively	—	31,400
Stockholders’ equity
Common stock, $0.01 par value, 100,000,000 authorized and 25,131,301 shares and 5,800,000 shares issued and outstanding at December 31, 2006 and December 31, 2005, respectively	251	58
Additional paid-in capital	119,354	10,852
Warrants and options	—	15,428
Accumulated deficit	(776)	(4,554)

Total stockholders’ equity	118,829	21,784

Total liabilities and stockholders’ equity	$150,332	$77,081

The accompanying notes are an integral part of these financial statements.

PINNACLE GAS RESOURCES, INC.

STATEMENTS OF OPERATIONS

	For the Years Ended December 31
	2006	2005	2004
	(In thousands except share and per share data)

Revenues
Gas sales	$12,196	$14,136	$7,393
Gain (loss) on derivates	7,362	(4,815)	(766)
Earn-in joint venture	379	1,629	368

Total revenues	19,937	10,950	6,995

Operating Expenses
Less operating expenses	2,993	1,781	1,445
Production taxes	1,198	1,637	838
Marketing and transportation	1,962	1,582	1,218
General and administrative, net	4,343	2,267	1,552
Depreciation, depletion, amortization and accretion	6,673	5,622	3,328

Total expenses	17,169	12,889	8,381

Operating income (loss)	2,768	(1,939)	(1,386)

Other income (expense)
Interest income	720	17	61
Other income	484	129	4
Unrealized derivative loss	(26)	—	—
Interest expense	(168)	(47)	(2)

	1,010	99	63

Net income (loss) before taxes	3,778	(1,840)	(1,323)
Income taxes	—	—	—

Net income (loss)	3,778	(1,840)	(1,323)
Preferred dividends	(20,964)	(5,409)	(2,623)

Net loss attributable to common shareholders	$(17,186)	$(7,249)	$(3,946)

Basic and diluted net loss per share	$(0.87)	(1.42)	$(0.79)
Weighted average shares outstanding — basic and diluted	19,783,118	5,094,800	5,000,000

The accompanying notes are an integral part of these financial statements.

PINNACLE GAS RESOURCES, INC.

STATEMENTS OF CASH FLOWS

	For the Years Ended December 31
	2006	2005	2004
	(In thousands)

Cash flows from operating activities
Net income (loss)	$3,778	$(1,840)	$(1,323)
Adjustments to reconcile net income (loss) to net cash provided by operating activities Depreciation, depletion, amortization and accretion	6,673	5,622	3,328
(Gain) loss on derivatives	(7,336)	4,815	766
Allowance for doubtful accounts	100	—	—
Stock-based compensation	368	—	—
Changes in assets and liabilities
(Increase) in receivables	(3,184)	(2,214)	(4,869)
(Increase) decrease in inventory	209	24	(505)
(Increase) decrease in prepaid expenses	(281)	289	(227)
Increase (decrease) in accounts payable and accrued liabilities	6,179	(1,573)	320
Increase (decrease) in revenue distribution payable	(764)	3,672	3,891
Increase in prepaid from third parties	289
Asset retirement obligation settled during the period	(2)	(3)	(31)

Net cash provided by operating activities	6,029	8,792	1,350

Cash flows from investing activities
Capital expenditures — exploration and production	(62,340)	(20,866)	(13,149)
Capital expenditures — property and equipment	(714)	(1,698)	(235)
Purchase of restricted certificates of deposit	(520)	—	—
Deposits	(1,657)	—	—
Increase (decrease) in inventory held for exploration and development	294	(733)	(505)
Realized gain (loss) on derivatives	663	(1,610)	(128)
Proceeds from the sale of asset held for sale	394	—	—
Increase in assets held for sale	—	(394)	—

Net cash used in investing activities	(63,880)	(25,301)	(14,017)

Cash flows from financing activities
Proceeds from issuance of preferred stock	—	15,000	12,000
Issuance costs related to preferred stock	—	(300)	(240)
Proceeds from issuance of common stock	141,187	169	—
Issuance costs related to common stock	(11,252)	—	—
Dividends paid on preferred stock	(1,397)	—	—
Redemption of preferred stock including redemption premium	(52,174)	—	—
Repurchase and cancellation of common shares	(16,304)	—	—
Principal payments on note payable and capital leases	(119)	(116)	(20)
Proceeds from long-term debt	—	829	—

Net cash provided by financing activities	59,941	15,582	11,740

Net increase (decrease) in cash and cash equivalents	2,090	(927)	(927)
Cash and cash equivalents at beginning of year	2,672	3,599	4,526

Cash and cash equivalents at end of year	$4,762	$2,672	$3,599

Noncash investing and financing activities
Capital expenditures included in trade accounts payable	$6,232	$2,941	$1,779
Asset retirement obligation included in oil and gas properties	884	656	128
Assets acquired through capital leases	—	—	364
Capital lease asset relinquished	—	133	—
Fair value of options and warrants	—	6,517	4,305
Dividend paid in kind with the issuance of additional preferred stock	1,207	3,601	2,249
Derivative liability related to preferred stock	232	42	59
Cashless exercise of warrants and options	15,428	—	—
Inventory used in oil and gas development	(294)	733	505
Supplemental cash flow information
Cash payments for interest, net of amount capitalized	$168	$47	$2
Cash payments for income taxes	—	—	—

The accompanying notes are an integral part of these financial statements.

PINNACLE GAS RESOURCES, INC.

STATEMENTS OF REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY

			Stockholders Equity
					Fair Value	Additional
	Preferred Stock		Common Stock		of Warrants	Paid in	Accumulated
	Shares	Amount	Shares	Amount	and Options	Capital	Deficit	Total
	(In thousands except share amounts)

Balance at December 31, 2003	133,687	$8,484	5,000,000	$50	$4,606	$18,934	$(1,391)	$22,199
Issuance of preferred stock for cash net of $240 offering costs	120,000	11,701	—	—	—	—	—	—
Fair value of warrants at issuance	—	(4,096)	—	—	4,096	—	—	4,096
Fair value of escalating options	—	—	—	—	209	(209)	—	—
Dividends on preferred	—	—	—	—	—	(2,623)	—	(2,623)
Dividends paid-in-kind on preferred	22,495	2,249	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	(1,323)	(1,323)

Balance at December 31, 2004	276,182	18,338	5,000,000	50	8,911	16,102	(2,714)	22,349
Issuance of preferred stock for cash net of $300 of offering costs	150,000	14,658	—	—	—	—	—	—
Fair value of warrants at issuance	—	(5,197)	—	—	5,197	—	—	5,197
Issuance of common stock upon exercise of Class B Warrants at $.01	—	—	750,000	8	—	(8)	—	—
Issuance of common stock upon exercise of options	—	—	50,000	—	—	167	—	167
Dividends on preferred	—	—	—	—	—	(4,089)	—	(4,089)
Dividends paid-in-kind on preferred	36,007	3,601	—	—	—	—	—	—
Warrants issued in connection with payment of dividend in-kind on preferred	—	—	—	—	1,320	(1,320)	—	—
Net loss	—	—	—	—	—	—	(1,840)	(1,840)

Balance at December 31, 2005	462,189	31,400	5,800,000	58	15,428	10,852	(4,554)	21,784
Dividends on preferred	—	—	—	—	—	(1,397)	—	(1,397)
Dividends paid-in-kind on preferred	12,132	1,207	—	—	—	—	—	—
Stock-based compensation	—	—	—	—	—	289	—	289
Issuance of restricted shares	—	—	27,270	—	—	79	—	79
Sales of common stock for cash in a private placement, net of offering Costs of $11,252	—	—	12,835,230	128	—	129,807	—	129,935
Redemption of preferred stock for cash, including redemption premiums	(474,321)	(32,607)	—	—	—	(19,335)	—	(19,335)
Repurchase and cancellation of common stock	—	—	(1,593,783)	(16)	—	(16,288)	—	(16,304)
Cashless exercise of warrants and escalating options	—	—	8,062,584	81	(15,428)	15,347	—	—
Net income	—	—	—	—	—	—	3,778	3,778

Balance as of December 31, 2006	—	$—	25,131,301	$251	$—	$119,354	$(776)	$118,829

The accompanying notes are an integral part of these financial statements.

PINNACLE GAS RESOURCES, INC.

Notes to Financial Statements

Note 1 —	Summary of Significant Accounting Policies

Business and Basis of Presentation

On June 23, 2003, Pinnacle Gas Resources, Inc. (the “Company” or “Pinnacle”) was formed as a Delaware corporation through a contribution of proved producing properties and undeveloped leaseholds from CCBM, Inc. (“CCBM”), a wholly-owned subsidiary of Carrizo Oil and Gas, Inc. (“Carrizo”), and Rocky Mountain Gas, Inc. (“RMG”), a former subsidiary of U.S. Energy Corporation, and a cash contribution from various Credit Suisse First Boston Private Equity entities (“CSFB”). In exchange for the contributed assets, CCBM and RMG each received 1,875,000 shares of common stock or approximately 37.5% of the Company’s outstanding common stock as of the initial formation and options to purchase an additional 1,250,000 shares of the Company’s common stock. In exchange for its cash contribution, CSFB received 1,250,000 shares of common stock, or approximately 25% of the Company’s outstanding common stock as of the initial formation and 130,000 shares of redeemable preferred stock with detachable warrants to purchase 3,250,000 additional shares of common stock. The shares of common stock originally held by RMG were transferred to its affiliates, U.S. Energy and Crested Corp. (collectively, “U.S. Energy”), in May 2005.

Immediately following the formation, the Company used part of the cash proceeds to acquire an approximate 50% operative working interest in producing properties and undeveloped acreage in the eastern portion of the Powder River Basin, Wyoming, and has continued to acquire properties in this area, as well as in the Green River Basin.

In February 2004, March 2005 and September 2005, CSFB contributed additional cash in exchange for redeemable preferred stock with detachable warrants to purchase additional shares of common stock. In 2005, part of the cash proceeds were used for an acquisition of undeveloped properties in Montana and Wyoming.

In April 2006, the Company completed a private placement of 12,835,230 shares of common stock at a price of $11.00 per share. Immediately prior to the initial closing of the private placement, DLJ Merchant Banking exchanged all of its warrants for 6,894,380 shares of common stock in a tax-free reorganization and each of Carrizo and U.S. Energy entered into a cashless exercise of all of its options for 584,102 shares of commons stock, in each case based on the private placement price of $11.00 per share. The Company received net proceeds of approximately $130.6 million before out-of-pocket offering costs of $0.7 million, which were used as follows: (i) approximately $53.6 million to redeem all of the outstanding shares of Series A Redeemable Preferred Stock, including the payment of all accrued and unpaid dividends and a redemption premium, (ii) approximately $27.0 million for the acquisition of the Green River Basin assets, (iii) approximately $16.3 million to repurchase an aggregate of 1,593,783 shares of common stock at a price of $10.23 per share from shareholders, and (iv) approximately $33.0 million to fund the Company’s development drilling program, additional out-of-pocket offering costs and for general corporate purposes.

Pinnacle’s primary business is the exploration for, and the acquisition, development and production of coalbed methane natural gas in the United States. The Company is also engaged in gas property operations and the construction of low pressure gas collection systems which provide transportation for the Company’s coal bed methane production.

The Company’s proportionate share of capital expenditures, production revenue and operating expenses from working interests in oil and gas properties is included in the financial statements.

Stock Split

On March 10, 2006, the Company’s board of directors approved a 25-for-1 stock split of its common stock in the form of a stock dividend. The board previously approved the amendment of the Company’s certificate of incorporation to increase the authorized common stock to 100,000,000 shares. The earnings per

PINNACLE GAS RESOURCES, INC.

Notes to Financial Statements — (Continued)

share information and all common stock information have been retroactively restated for all years to reflect this stock split and amendment. The stock split was effective March 31, 2006.

Use of Estimates

The preparation of the Company’s financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. Significant estimates with regard to the financial statements include the estimated carrying value of unproved properties, the estimate of proved oil and gas reserve volumes and the related present value of estimated future net cash flows and the ceiling test applied to capitalized oil and gas properties, the estimated cost and timing related to asset retirement obligations, the estimated fair value of derivative assets and liabilities and the realizability of deferred tax assets.

Cash and Cash Equivalents

Cash in excess of daily requirements is generally invested in money market accounts and commercial paper with maturities of three months or less. Such investments are deemed to be cash equivalents for purposes of the financial statements. The carrying amount of cash equivalents approximates fair value due to the short maturity and high credit quality of those investments. At times the Company maintains deposits in financial institutions in excess of federally insured limits. Management monitors the soundness of the financial institutions and believes the Company’s risk is negligible.

Accounts Receivable

The Company’s revenue producing activities are conducted primarily in Wyoming. The Company grants credit to qualified customers, which potentially subjects the Company to credit risk resulting from, among other factors, adverse changes in the industry in which the Company operates and the financial condition of its customers. The Company continuously monitors collections and payments from its customers and if necessary, records an allowance for doubtful accounts based upon historical experience and any specific customer collection issues identified. As of December 31, 2006 and 2005, the Company had an allowance of $100,000 and $0, respectively.

Inventory

Pinnacle acquires inventory of oil and gas equipment, primarily tubulars, to take advantage of quantity pricing and to secure a readily available supply. Inventory is valued at the lower of average cost or market. Inventory is used in the development of gas properties and to the extent it is estimated that it will be billed to other working interest owners during the next year, it is included in current assets. Otherwise, the inventory is recorded in other non-current assets.

Property and Equipment

Property and equipment is comprised primarily of a building, computer hardware and software, vehicles and equipment and is recorded at cost. Renewals and betterments that substantially extend the useful lives of

PINNACLE GAS RESOURCES, INC.

Notes to Financial Statements — (Continued)

the assets are capitalized. Maintenance and repairs are expensed when incurred. Depreciation and amortization is provided using the straight-line method over the estimated useful lives of the assets as follows:

Buildings	30 years
Computer hardware and software	3-5 years
Machinery, equipment and vehicles	5 years
Office furniture and equipment	3-5 years

Long-Lived Assets

Long-lived assets to be held and used in the Company’s business are reviewed for impairment whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable. When the carrying amounts of long-lived assets exceed the fair value, which is generally based on discounted expected future cash flows, the Company records an impairment. No impairments were recorded during the years ended December 31, 2006, 2005 and 2004.

Oil and Gas Properties

Pinnacle utilizes the full cost method of accounting for oil and gas producing activities. Under this method, all costs associated with property acquisition, exploration and development, including costs of unsuccessful exploration, costs of surrendered and abandoned leaseholds, delay lease rentals and the fair value of estimated future costs of site restoration, dismantlement and abandonment activities are capitalized within a cost center. The Company’s oil and gas properties are all located within the United States, which constitutes a single cost center. The Company has not capitalized any overhead costs. No gain or loss is recognized upon the sale or abandonment of undeveloped or producing oil and gas properties unless the sale represents a significant portion of gas properties and the gain significantly alters the relationship between capitalized costs and proved gas reserves of the cost center. Expenditures for maintenance and repairs are charged to lease operating expense in the period incurred. Depreciation, depletion and amortization of oil and gas properties (“DD&A”) is computed on the unit-of-production method based on proved reserves. Amortizable costs include estimates of future development costs of proved undeveloped reserves and asset retirement obligations. Pinnacle invests in unevaluated oil and gas properties for the purpose of exploration for proved reserves. The costs of such assets, including exploration costs on properties where a determination of whether proved oil and gas reserves will be established is still under evaluation, and any capitalized interest, are included in unproved oil and gas properties at the lower of cost or estimated fair market value and are not subject to amortization. On an annual basis, such costs are evaluated for inclusion in the costs to be amortized resulting from the determination of proved reserves, impairments, or reductions in value. To the extent that the evaluation indicates these properties are impaired, the amount of the impairment is added to the capitalized costs to be amortized. Abandonment of unproved properties are accounted for as an adjustment to capitalized costs related to proved oil and gas properties, with no losses recognized. The Company recorded an impairment of unproved properties of $0, $0, and $695,000, respectively, during the years ended December 31, 2006, 2005 and 2004. (See Note 6 for additional discussion of unproved properties). Substantially all of such unproved property costs are expected to be developed and included in the amortization base over the next three to five years. Salvage value is taken into account in determining depletion rates and is based on the Company’s estimate of the value of equipment and supplies at the time the well is abandoned. The estimated salvage value of equipment used in determining the depletion rate was $5,736,000, $3,306,000, and $741,000 as of December 31, 2006, 2005 and 2004, respectively.

Under full cost accounting rules, capitalized costs less accumulated depletion and related deferred income taxes, may not exceed the sum of (1) the present value discounted at ten percent of estimated future net revenue using current prices and costs, including the effects of derivative instruments designated as cash flow hedges but excluding the future cash outflows associated with settling asset retirement obligations that have

PINNACLE GAS RESOURCES, INC.

Notes to Financial Statements — (Continued)

been accrued on the balance sheet, less any related income tax effects; plus (2) the cost of properties not being amortized, if any; plus (3) the lower of costs or estimated fair value of unproved properties; less (4) the income tax effects related to differences in the book to tax basis of oil and gas properties. This is referred to as the “full cost ceiling limitation.” If capitalized costs exceed the limit, the excess must be charged to expense. The expense may not be reversed in future periods. At the end of each quarter, the Company calculates the full cost ceiling limitation.

At December 31, 2006, the carrying amount of oil and gas properties exceeded the full cost ceiling limitation by approximately $13.0 million, based upon a natural gas price of approximately $4.46 per Mcf in effect at that date. However, based on subsequent price increases to approximately $5.43 per Mcf of gas at the March 15, 2007 measurement date, the full cost ceiling limitation exceeded the carrying amount of the Company’s oil and gas properties by approximately $1.4 million. Therefore, the Company was not required to record a ceiling write-down as of December 31, 2006. A decline in gas prices or an increase in operating costs subsequent to the measurement date or reductions in the economically recoverable quantities could result in the recognition of a ceiling write-down of the Company’s oil and gas properties in a future period.

Asset Retirement Obligations

Pinnacle follows the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 143, “Accounting for Asset Retirement Obligations.” SFAS No. 143 generally applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset. SFAS No. 143 requires the Company to recognize an estimated liability for costs associated with the abandonment of its oil and gas properties. A liability for the fair value of an asset retirement obligation with a corresponding increase to the carrying value of the related long-lived asset is recorded at the time a well is completed or acquired. The increased carrying value is depleted using the units-of-production method, and the discounted liability is increased through accretion over the remaining life of the respective oil and gas properties.

The estimated liability is based on historical gas industry experience in abandoning wells, including estimated economic lives, external estimates as to the cost to abandon the wells in the future and federal and state regulatory requirements. The Company’s liability is discounted using Pinnacle’s best estimate of its credit-adjusted risk free rate. Revisions to the liability could occur due to changes in estimated abandonment costs, changes in well economic lives or if federal or state regulators enact new requirements regarding the abandonment of wells.

Changes in the carrying amount of the asset retirement obligations are as follows:

	December 31
	2005	2004	2003
	(In thousands)

Beginning balance of asset retirement obligations	$1,277	$554	$404
Additional obligation added during the period	953	186	128
Obligations settled during the period	(2)	(3)	(31)
Revisions in estimates	(69)	470	—
Accretion expenses	162	70	53
Ending balance of asset retirement obligations	$2,321	$1,277	$554

Capitalized Interest

The Company capitalizes interest costs to unproved oil and gas properties on expenditures made in connection with exploration and development projects that are not subject to current depletion. Interest is

PINNACLE GAS RESOURCES, INC.

Notes to Financial Statements — (Continued)

capitalized only for the period that activities are in progress to bring these projects to their intended use. Interest costs capitalized in 2006, 2005, and 2004 were $0, $148,000, and $0, respectively.

Restricted Assets

Certificates of deposit.  The Company holds a certificate of deposit (“CD”) which expires in July 2007, totaling $144,000. The CD is collateral on bonding requirements. Because the Company intends to renew the CD in order to maintain its bonding requirements, the Company included the CD in restricted certificates of deposit as of December 31, 2006. Additionally, the Company holds a CD for $624,000 which was issued in February 2006. This CD collateralizes a letter of credit in favor of Powder River Energy Corporation, a local rural electric association, in order to secure power lines to the Kirby and Deer Creek areas. The Company included the CD in restricted certificates of deposit as of December 31, 2006 because as of March 22, 2007, the Company has renewed this CD in order to maintain a power supply on a long-term basis. In April 2006, the Company issued a $1,027,000 letter of credit in favor of Bitter Creek Pipelines, LLC to secure the construction of a high pressure pipeline and related compression facilities to the Company’s Deer Creek and Kirby areas. This letter of credit expires in April 2007. The Company included this amount in restricted certificates of deposit as of December 31, 2006 because the Company anticipates it will be required to renew the CD because construction of the pipeline and compression facility is expected to take over a year to complete.

Deposits.  In addition, the Company prepaid $500,000 to EMIT Technologies, Inc. for the construction of a water treatment plant near the Cabin Creek drilling area. The Company has also included $20,000 in deposits related to royalty payments. This amount is included in Deposits in the accompanying balance sheet as of December 31, 2006.

Gas Sales

Pinnacle uses the sales method for recording natural gas sales. Sales of gas applicable to Pinnacle’s interest in producing natural gas leases are recorded as revenues when the gas is metered and title transferred pursuant to the gas sales contracts covering its interest in gas reserves. During such times as Pinnacle’s sales of gas exceed its pro rata ownership in a well, such sales are recorded as revenues unless total sales from the well have exceeded Pinnacle’s share of estimated total gas reserves underlying the property at which time such excess is recorded as a gas imbalance liability. At December 31, 2006 and 2005, there was no such liability recorded.

General and Administrative Expenses

General and administrative expenses are reported net of amounts allocated and billed to working interest owners of gas properties operated by the Company.

Transportation Costs

The Company accounts for transportation costs under Emerging Issues Task Force Issues 00-10, “Accounting for Shipping and Handling Fees and Costs”, whereby amounts paid for transportation are classified as operating expenses.

Per Share Information

Basic earnings per share is computed by dividing net losses from continuing operations attributable to common stock by the weighted average number of common shares outstanding during each period. Diluted earnings per share is computed by adjusting the average number of common shares outstanding for the dilutive effect, if any, of common stock equivalents such as stock options and warrants.

PINNACLE GAS RESOURCES, INC.

Notes to Financial Statements — (Continued)

All per share information for common stock has been retroactively restated for all years to reflect an authorized 25-for-1 stock split effected as a stock dividend.

Income Taxes

The Company uses the asset and liability method of accounting for income taxes, in accordance with SFAS No. 109, “Accounting for Income Taxes”. Deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial statement and tax bases of assets and liabilities. If appropriate, deferred tax assets are reduced by a valuation allowance which reflects expectations of the extent to which such assets will be realized. As of December 31, 2006 and 2005, the Company had recorded a full valuation allowance for its net deferred tax asset.

Derivatives

The Company accounts for derivative instruments or hedging activities under the provisions of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”. SFAS No. 133 requires the Company to record derivative instruments at their fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in other comprehensive income (loss) and are recognized in the statement of operations when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges, if any, are recognized in earnings. Changes in the fair value of derivatives that do not qualify for hedge treatment are recognized in earnings.

The Company periodically hedges a portion of its oil and gas production through swap and collar agreements. The purpose of the hedges is to provide a measure of stability to the Company’s cash flows in an environment of volatile oil and gas prices and to manage the exposure to commodity price risk. Management of the Company decided not to use hedge accounting for these agreements. Therefore, in accordance with the provisions of SFAS No. 133, the changes in fair market value are recognized in earnings. See Note 8 for additional discussion of derivatives.

The Company’s Series A Redeemable Preferred Stock (Note 14) includes a redemption feature triggered under certain conditions that was determined to be an embedded derivative requiring separate accounting under SFAS No. 133 that was separately accounted for at estimated fair value. The determination of fair value includes significant estimates by management including the term of the instrument, volatility of the price of the Company’s common stock, interest rates and the probability of redemption, among other items. In April 2006, following the initial closing of the Company’s private placement, the Company redeemed all of the outstanding shares of Series A Redeemable Preferred Stock including the payment of accrued and unpaid dividends.

Stock-Based Compensation

Effective January 1, 2006, the Company adopted SFAS No. 123(R), “Share-Based Payments,” which requires companies to recognize compensation expense for share-based payments based on the estimated fair value of the awards.

SFAS No. 123(R) also requires that the benefits of the tax deductions in excess of compensation cost recognized for stock awards and options (“excess tax benefits”) be presented as financing cash inflows in the Statement of Cash Flows. Prior to January 1, 2006, the Company accounted for share-based payments under the recognition and measurement provisions of APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and related Interpretations, as permitted by SFAS No. 123, “Accounting for Stock-Based Compensation”. In accordance with APB No. 25, no compensation cost was required to be recognized for

PINNACLE GAS RESOURCES, INC.

Notes to Financial Statements — (Continued)

options granted that had an exercise price equal to or greater than the market value of the underlying common stock on the date of the grant.

The Company is required to adopt the prospective method for grants prior to January 1, 2006 as the Company had elected to value employee grants using the minimum value method under SFAS No. 123. For option grants and restricted stock accounted for under the prospective method, the Company will continue to account for the grants under the intrinsic value-based method prescribed by APB No. 25 and the related interpretations in accounting for stock options. Therefore, the Company does not record any compensation expense for stock options granted to employees prior to January 1, 2006 if the exercise price equaled the fair market value of the stock option on the date of the grant, and the exercise price, the number of shares eligible for issuance under the options, and vesting period are fixed.

Under SFAS No. 123(R), compensation expense for all share-based payments granted subsequent to January 1, 2006, based on the estimated grant date fair value, has been recorded in the year ended December 31, 2006. Results for prior periods have not been retroactively adjusted. For prior periods, the Company applied APB No. 25 and related interpretations, and provided the required proforma disclosures under SFAS No. 123, “Accounting for Stock-Based Compensation.” The Company records compensation expense related to non-employees under the provisions of SFAS No. 123 and Emerging Issues Task Force EITF 96-18 “Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in conjunction with Selling Goods or Services” and recognizes compensation expense over the vesting periods of such awards.

The Company has computed the fair value of options granted using the Black-Scholes option pricing model. In order to calculate the fair value of the options, certain assumptions are made regarding components of the model, including risk-free interest rate, volatility, expected dividend yield, and expected option life. Changes to the assumptions could cause significant adjustments to valuation. For options granted before January 1, 2006, expected volatility was not considered because the Company was a private company at the grant date of these options. For stock option grants after January 1, 2006, the Company used a volatility rate of 35% and began to include estimated forfeiture rates. The Company estimated the volatility rate of its common stock at the date of the grant based on the historical volatility of comparable companies. The Company factored in expected retention rates combined with vesting periods to determine the average expected life. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of the grant. Accordingly, the Company has computed the fair value of all options granted during the years ended December 31, 2006, 2005 and 2004, (2005 and 2004 were calculated for disclosure purposes only) using the Black-Scholes option pricing model and the following weighted average assumptions:

	Year Ended December 31
	2005	2004	2003

Expected Volatility	35%	0%	0%
Dividend Yield	—	—	—
Risk Free Interest Rate	4.30% to 5.03%	3.46% to 4.44%	2.71% to 3.90%
Weighted Average expected life (in years)	5	5	5

Because the Company applied the minimum value method of valuing employee stock options prior to becoming a public company, as allowed by SFAS No. 123, the Company is precluded from presenting pro forma historical statements of operations information under SFAS 123(R).

New Accounting Pronouncements

In February 2006, SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments — an amendment of FASB Statements No. 133 and 140” was issued. This Statement resolves issues addressed in Statement 133

PINNACLE GAS RESOURCES, INC.

Notes to Financial Statements — (Continued)

Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets”. SFAS No. 155 became effective for the Company on January 1, 2007. The impact of SFAS No. 155 will depend on the nature and extent of any new derivative instruments entered into after the effective date.

In July 2006, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 48 (“FIN No. 48”), “Accounting for Uncertainty in Income Taxes, an Interpretation of SFAS No. 109,” which clarifies the accounting for uncertainty in income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes.” FIN No. 48 prescribes a recognition threshold and measurement attribute for the measurement and financial statements recognition of a tax position taken or expected to be taken in a tax return. The interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Upon adoption, FIN No. 48 will be applied to all tax positions in those tax years for which the tax return statute of limitations is open. The cumulative effect of the initial application will be reported as an increase or decrease to retained earnings as of the beginning of the period in which it is adopted. The provisions of FIN No. 48 were effective January 1, 2007. The Company has not yet completed its evaluation of the impact FIN No. 48 will have when adopted. However, the Company currently believes that its implementation will not have a material impact on results of operations, financial position or liquidity.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”, which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements. Accordingly, this Statement does not require any new fair value measurements. However, for some entities, the application of this Statement will change current practice. The provisions of SFAS No. 157 are effective as of January 1, 2008. The Company is currently evaluating the impact of adopting SFAS No. 157 on its financial statements.

In September 2006, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (“SAB”) No. 108 which provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. SAB No. 108 is effective for the Company as of January 1, 2007. The Company is currently evaluating the impact of SAB No. 108 on its financial statements. However, the Company currently believes that its implementation will not have a material impact on the Company’s results of operations, financial position or liquidity.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities.” SFAS No. 159 permits entities to choose to measure eligible financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The Statement will be effective as of January 1, 2008 for the Company. The Statement offers various options in electing to apply the provisions of this Statement, and at this time the Company has not made any decisions in its application to the financial position or results of operations of the Company

Note 2 —	Assets Held For Sale

In December 2005, the Company acquired an additional 5% working interest in certain of its proved properties in the Powder River Basin of Wyoming (Note 5). Under an existing Area of Mutual Interest Agreement (“AMI”), the Company was required to offer one-half of the newly acquired working interest to another working interest owner. Subsequent to year end, the other working interest owner exercised its option and purchased one-half of the 5% working interest from the Company. As a result, the related carrying value of the assets were recorded as assets held for sale in the accompanying balance sheet at December 31, 2005. No assets held for sale were recorded at December 31, 2006.

PINNACLE GAS RESOURCES, INC.

Notes to Financial Statements — (Continued)

Note 3 —	Earn-In Joint Venture Agreement

As part of the consideration related to the acquisition of the properties at formation, Pinnacle signed an Earn-In Joint Venture (“EIJV”) agreement whereby Pinnacle committed to spend $14,500,000 (“Spending Commitment”) to develop properties in an area of mutual interest on behalf of the Company and the seller. The funds were expended for the drilling of new coal bed methane wells, creation or improvement of infrastructure to promote the gathering and production of the properties, and for remedial work on previously drilled wells. Pinnacle funded 100% of the Spending Commitment to earn a 50% working interest in the acquired properties. The Spending Commitment was fully met by May 2004.

Additionally, once the Spending Commitment was met under the EIJV, the Company recouped $2,417,000 of the amount expended under the Spending Commitment. The EIJV entitled the Company to receive 60% of all monthly pre-tax cash flows from the acquired properties until the entire $2,417,000 was realized. During the years ended December 31, 2006, 2005 and 2004, the Company realized additional gas revenues related to the EIJV of $379,000, $1,629,000, and $368,000, respectively. As of March 31, 2006, the Company had fully recouped the $2,417,000 and therefore, realized no additional gas revenues during the remaining quarters of 2006.

Note 4 —	Property and Equipment

Property and equipment consists of the following:

	December 31
	2006	2005
	(In thousands)

Buildings	$1,420	$1,420
Computer hardware and software	546	354
Machinery, equipment and vehicles	958	516
Office furniture and equipment	150	71
	3,074	2,361
Less accumulated depreciation and amortization	(967)	(473)

Total	$2,107	$1,888

Depreciation expense related to property and equipment for the years ended December 31, 2006, 2005 and 2004, was $496,000, $328,000, and $112,000 respectively.

Note 5 —	Acquisitions and Divestitures

2004 Transactions

Effective January 1, 2004, Pinnacle exchanged its interest in 2,078 undeveloped acres with Burning Rock Energy, LLC for an interest in 2,172 undeveloped acres. The Company accounted for this transaction as a like-kind-exchange and paid $20,000 for the additional acres received.

2005 Transactions

During 2005, the Company acquired a 100% working interest in unproved oil and gas properties comprising approximately 223,000 acres. In certain instances, the Company was required to offer other working interest owners a portion of the acquired interest under existing AMI agreements. The sale of any interest under the AMI’s resulted in no gain or loss being recorded in the accompanying statement of operations.

PINNACLE GAS RESOURCES, INC.

Notes to Financial Statements — (Continued)

In November 2005, the Company sold a 12.5% working interest in approximately 33,000 acres in Wyoming. The acreage was undeveloped and no gain or loss was recognized when the proceeds were received.

Additionally, on December 31, 2005, effective September 1, 2005, the Company acquired an additional 5% working interest in certain proved oil and gas properties in which the Company already had a working interest for $950,000. The operating results from September 1, 2005 to December 31, 2005 (a net $189,000) was recorded as an adjustment to the purchase price. As discussed in Note 2, the Company subsequently sold one-half of the acquired interest for an amount equal to one-half of the net carrying costs.

2006 Transactions

On April 20, 2006, the Company purchased undeveloped natural gas properties, including related interests and assets, located in the Green River Basin of Wyoming from Kennedy Oil for an aggregate purchase price of approximately $27.0 million in cash. The undeveloped leasehold is located in Sweetwater County in the Hay Reservoir area of the Green River Basin. In addition, the Company acquired a 65% working interest in existing deep rights below the base of the Fort Union formation. The acquisition was funded with a portion of the net proceeds from the April 2006 private placement.

Effective June 1, 2006, Pinnacle acquired a 100% working interest in 10 producing wells and 1,410 gross acres for a total purchase price of $1,575.000.

Note 6 —	Unproved Properties

The Company is currently participating in coal bed methane gas exploration and development activities on acreage in Montana and Wyoming. At December 31, 2006, a determination cannot be made about the extent of additional gas reserves that should be classified as proved reserves as a result of the exploration activities to date. Consequently, the associated property costs and exploration costs have been excluded in computing DD&A for the full cost pool. The Company will begin to calculate DD&A on these costs when the project is evaluated, which is currently estimated to be over the next one to five years.

Costs excluded from amortization relating to unproved properties at December 31, 2006 (in thousands) are as follows:

Period	Acquisition	Exploration	Development	Capitalized
Incurred	Costs	Costs	Costs	Interest	Total

2003	$12,915	$—	$—	$—	$12,915
2004	112	—	—	—	112
2005	13,167	1,418	—	148	18,253
2006	30,316	27,018	—	—	53,814

	$56,510	$28,436	$—	$148	$85,094

PINNACLE GAS RESOURCES, INC.

Notes to Financial Statements — (Continued)

Suspended Wells Costs

The following table reflects the net changes in capitalized exploratory well costs during 2006, 2005 and 2004, and does not include amounts that were capitalized and either subsequently expensed or reclassified to producing well costs in the same period.

	For the Years Ended December 31
	2006	2005	2004
	(In thousands)

Beginning balance	$4,938	$—	$—
Additions to capitalized exploratory well costs pending determination of proved reserves	27,018	4,938	—
Reclassifications to wells, facilities, and equipment based on the determination of proved reserves	(3,520)	—	—

Ending balance	$28,436	$4,938	$—

The following table provides an aging of capitalized exploratory well costs based on the date the drilling was completed and the number of projects for which exploratory well costs have been capitalized since the completion of drilling

	For the Years Ended December 31
	2006	2005	2004
		(In thousands)

Exploratory well costs capitalized for one year or less	$27,018	$4,938	$—
Exploratory well costs capitalized for more than one year	1,418	—	—
Ending balance at December 31,	$28,436	$4,938	$—
Number of projects with exploratory well costs that have been capitalized more than a year	1	—	—

The $1.4 million of exploratory well costs capitalized for more than one year are for wells located in Montana. The wells are hooked up to a gas sale pipeline and are in the dewatering phase. As the wells produce gas and are determined to be proved reserves, the well costs will be reclassified to the full cost pool.

Note 7 —	Accrued Liabilities

Accrued liabilities consist of the following:

	For the Years Ended December 31
	2006	2005
	(In thousands)

Production taxes	$2,960	$2,786
Payroll and related taxes	258	249
	3,218	3,035
Less production taxes due after one year	(843)	(1,005)

Totals	$2,375	$2,030

Accrued liabilities consist of production taxes and payroll expenses that are attributable to the fiscal year end but are not payable until after fiscal year end.

PINNACLE GAS RESOURCES, INC.

Notes to Financial Statements — (Continued)

Note 8 —	Derivatives

Hedging Contracts

As of December 31, 2006 and 2005, the Company had natural gas hedges in place as follows:

	MMBtu	Fixed Price	Time
Product	Per Day	Range	Period

December 31, 2006
Natural Gas — Collar	1,000	$5.00 - $ 5.20	10/04 - 9/07
Natural Gas — Collar	1,000	$6.50 - $10.50	9/06 - 12/07
Natural Gas — Collar	3,000	$7.00 - $ 9.05	1/07 - 12/07
December 31, 2005
Natural Gas — Collar	1,000	$5.00 - $ 5.20	10/04 - 9/07
Natural Gas — Collar	750	$5.00 - $ 5.50	10/04 - 9/06
Natural Gas — Collar	1,750	$6.70 - $ 7.90	1/06 - 12/06

The Company has elected not to designate these derivatives as cash flow hedges under provisions of SFAS No. 133. Under this method, these derivative instruments are marked to market at the end of each reporting period and changes in the fair value are recorded in the accompanying statements of operations. The aggregate fair value of these contracts were estimated to be an asset totaling $2,856,000 at December 31, 2006 and a liability of $3,842,000 at December 31, 2005. The Company realized a hedging gain in 2006 of $663,000 and a loss of $1,610,000 and $128,000 in 2005 and 2004 which amounts are included in gains/losses on derivatives in the statement of operations and are included in the cash flows used in investing activities in the statements of cash flows.

The Company is exposed to credit risk to the extent of nonperformance by the counterparties in the derivative contracts discussed above; however , the Company does not anticipate such nonperformance.

Other Derivatives

In connection with the issuances of the Series A Redeemable Preferred Stock (Note 14), the Company evaluated the terms and conditions the instruments, and the related warrants, in order to determine whether such terms and conditions and warrants represent embedded or freestanding derivative instruments under the provisions of SFAS No. 133 and Emerging Issues Task Force (“EITF”) issue No. 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in a Company’s Own Stock”.

As a result of such evaluations, the Company determined that a conditional redemption feature included in the preferred stock represented an embedded derivative instrument. Accordingly, the embedded derivative was accounted for separately at estimated fair value under SFAS No. 133 for each issuance and was recorded as a long-term derivative liability in the accompanying balance sheet as of December 31, 2005. In April 2006, the Company redeemed the preferred stock and the fair value of the derivative of $232,000 was reclassified to stockholder’s equity. (See Note 14 for discussion of preferred stock).

PINNACLE GAS RESOURCES, INC.

Notes to Financial Statements — (Continued)

Note 9 —	Revenues Distributions Payable

Revenue distributions payable consist of the following:

	December 31
	2006	2005
	(In thousands)

Revenue payable on current production	$1,193	$3,668
Revenues payable in suspense	6,108	4,397

Total revenues payable	$7,301	$8,065

The Company operates and disburses revenue to other working interest owners and royalty owners. Proceeds from gas sales are distributed and paid around 45 days after the end of the respective sales month. Revenue held in suspense is due primarily to the issuance of title opinions for wells in which the Company holds funds to distribute. Once a title opinion is received, revenue held in suspense is placed in line for payment under the normal payment cycle indicated above.

Note 10 —	Line-of-Credit

Effective October 22, 2004, the Company entered into a $30 million Credit Facility Agreement (the “Previous Credit Facility”) with a bank. As of December 31, 2006, the borrowing base under the Previous Credit Facility was $7.75 million. Borrowings under the Previous Credit Facility bore interest at a rate equal to prime plus 0.50% or a one, two, three, or six month advanced LIBOR rate plus 3%. The Chairman of the Company was also a 7% stockholder and director in one of the lending banks. At December 31, 2006 and 2005, the Company did not have any outstanding borrowings under the Previous Credit Facility. Effective February 12, 2007, the Company entered into a new revolving credit facility and terminated the Previous Credit Facility. (See Note 21 for discussion of the new credit facility).

Note 11 —	Long-Term Debt and Capital Lease Obligations

Long-term debt and capital lease obligations consist of the following:

	December 31,
	2006	2005
	(In thousands)

Note payable to a bank with interest at 6.875% until December 15, 2008 when it goes to Sheridan Bank prime plus 1/2%. Due in monthly installment of $6,414 through November 15, 2015 when unpaid principal and interest are due. The note is collaterized by the building	$807	$828
Capital lease obligations	—	98

	807	926
Less current portion	(21)	(119)

Total	$786	$807

The Company had assets under capital lease with a net book value of $154,000 at December 31, 2005.

PINNACLE GAS RESOURCES, INC.

Notes to Financial Statements — (Continued)

The following are future minimum obligations for long-term debt as of December 31, 2006 (in thousands):

Years Ending December 31:
2007	$22
2008	23
2009	19
2010	20
Thereafter	723

Total	$807

Note 12 —	Income Taxes

The provision for income taxes consists of the following:

	December 31,
	2006	2005	2004
	(In thousands)

Current income tax expense	$—	$—	$—
Deferred income tax expense (benefit)	628	203	201
Change in valuation allowance	(628)	(203)	(201)

Total income tax benefit	$—	$—	$—

The effective income tax rate varies from the statutory federal income tax rate as follows:

	December 31,
	2006	2005	2004

Federal income tax rate	(34)%	(34)%	(34)%
Change in valuation allowance and other	34	34	34
Effective tax rate	—%	—%	—%

PINNACLE GAS RESOURCES, INC.

Notes to Financial Statements — (Continued)

The significant temporary differences and carry-forwards and their related deferred tax asset (liability) and deferred tax asset valuation allowance balances are as follows:

	December 31
	2006	2005	2004
	(In thousands)

Deferred tax assets
Net operating loss carry-forward	$2,954	$416	$416
Oil and gas properties	—	565	221
Unrealized loss on hedges	—	1,089	—
Other	92	36	37
Gross deferred tax assets	3,046	2,106	674
Deferred tax liabilities
Oil and gas properties	$1,699	$—	$—
Property and equipment	127	771	—
Impairments and abandonments	—	458	—
Unrealized gain on hedges	971	—	—
Gross deferred tax liabilities	2,797	1,229	—

Net deferred tax assets	249	877	674
Less valuation allowance	(249)	(877)	(674)

Deferred tax asset	$—	$—	$—

For income tax purposes at December 31, 2006, the Company has net operating loss carry-forwards of approximately $8,687,000, which expire in 2027. The Company has provided for a valuation allowance of $249,000 due to the uncertainty of realizing the tax benefits from its net deferred tax asset.

Note 13 —	Stock Option Plans

Options Under Employee Option Plans

The Company has adopted stock option plans containing both incentive and non-statutory stock options. All options allow for the purchase of common stock at prices not less than the fair market value of such stock at the date of grant. If the option holder owns more than 10% of the total combined voting power of all classes of the Company’s stock, the exercise price cannot be less than 110% of the fair market value of such stock at the date of grant.

Options granted under the plans become vested as directed by the Company’s Board of Directors and generally expire seven or ten years after the date of grant, unless the option holder owns more than 10% of the total combined voting power of all classes of the Company’s stock, in which case the non-statutory stock options must be exercised within five years of the date of grant. The Company granted 455,000, 320,000, and 260,000 options to employees under the plans during the years ended December 31, 2006, 2005 and 2004, respectively. At December 31, 2006, there were 1,687,730 shares available for grant under the plans.

The options granted all vest as follows:

Year 1	20%
Year 2	30%
Year 3	50%

100%

PINNACLE GAS RESOURCES, INC.

Notes to Financial Statements — (Continued)

In 2005, as part of the separation agreement with a former employee, the Board reduced the exercise price of this employee option from $4.00 per share to $3.32 per share. The Company calculated the fair value of the change in the option under the provisions of SFAS No. 123. As the revised option had a life of 1 month, the fair value was determined to be de minimis.

At December 31, 2006, the Company had unvested options to purchase 767,250 shares with a weighted average grant date fair value of $1.7 million. During the year ended December 31, 2006, the Company granted 455,000 employee options and recognized compensation expense of approximately $289,000. The Company will recognize compensation expense relating to non-vested options granted after January 1, 2006 of approximately $2.0 million ratably over the next 3 years.

The following table summarizes stock option activity for the year ended December 31, 2006:

		Weighted	Weighted
		Average	Average
		Exercise	Remaining	Aggregate
	Number of	Price per	Contractual	Intrinsic
	Shares	Share	Life	Value

Outstanding, December 31, 2005	645,000	$4.56
Granted	455,000	9.57
Cancelled or forfeited	(65,000)	5.92
Outstanding, December 31, 2006	1,035,000	$6.68	5.51	$4,471,500
Exercisable at December 31, 2006	267,750	$4.36	4.33	$1,778,050
Weighted average fair value of options granted during the period		$4.48

The following table summarizes information about stock options outstanding at December 31, 2006:

	Options Outstanding		Options Exercisable
		Weighted
		Average
	Number of	Remaining		Weighted
	Shares	Contractual	Number	Average	Fair Value
Exercise Price	Outstanding	Life	Exercisable	Exercise Price	Determination

$4.00	162,500	3.7 years	147,500	$4.00	Black-Scholes (minimum value)
$4.80	432,500	5.3 years	120,250	$4.80	Black-Scholes (minimum value)
$5.20	112,500	6.0 years	—	—	Black-Scholes
$11.00	327,500	6.4 years	—	—	Black-Scholes
	1,035,000		267,750

Subsequent to December 31, 2006, the Company granted an additional 75,000 options with an exercise price of $11.00 per share. The options expire in seven years and vest based on the vesting terms noted above.

PINNACLE GAS RESOURCES, INC.

Notes to Financial Statements — (Continued)

The following table summarizes stock option activity for the years ended December 31, 2006, 2005 and 2004:

		Weighted Average
	Number of	Exercise Price per
	Shares	Share

Outstanding, December 31, 2003	215,000	$4.00
Granted	260,000	4.48
Canceled or forfeited	(37,500)	4.00
Outstanding, December 31, 2004	437,500	4.24
Granted	320,000	4.80
Exercised	(50,000)	3.32
Canceled or forfeited	(62,500)	4.00
Outstanding, December 31, 2005	645,000	4.56
Granted	455,000	9.57
Canceled or forfeited	(65,000)	5.92
Outstanding, December 31, 2006	1,035,000	$6.68

Restricted Stock

The Company has an incentive program whereby grants of restricted stock have been awarded to members of the Board of Directors. Restrictions and vesting periods for the awards are determined at the discretion of the Board of Directors and are set forth in the award agreements.

Effective April 11, 2006, the Company granted, and effective May 1, 2006 the Company issued an aggregate of 36,360 shares of restricted common stock to its non-employee directors pursuant to the Company’s stock incentive plan. During September 2006, 9,090 shares were forfeited leaving 27,270 restricted shares. The total fair value associated with the issued and outstanding restricted shares is $300,000 which the Company will recognize over a 3 year period. The restricted shares vest equally over a three year period. The Company recognized an expense of approximately $79,000 for the year ended December 31, 2006 based on the fair value of the vested shares during the period.

A summary of the status and activity of the restricted stock for the year ended December 31, 2006 is presented below.

		Weighted-Average
		Grant-Date Fair
	Shares	Value

Non-vested at beginning of period	—	—
Granted	36,360	$11.00
Forfeited	(9,090)	$11.00
Vested	(6,575)	$11.00

Non-vested at end of period	20,695	$11.00

As of December 31, 2006, the Company had $221,000 of unrecognized share-based compensation expense related to non-vested stock awards, which is expected to be amortized over the remaining period of 2.25 years.

Subsequent to December 31, 2006, the Company granted an additional 37,000 shares of restricted stock to key employees and non-employee directors.

PINNACLE GAS RESOURCES, INC.

Notes to Financial Statements — (Continued)

Note 14 —	Redeemable Preferred Stock

Series A Redeemable Preferred Stock

The Company is authorized by the certificate of incorporation to issue up to 25,000,000 shares of preferred stock in one or more series, having rights senior to the shares of common stock. As of December 31, 2006, there are no shares of preferred stock issued and outstanding. All of the issued and outstanding shares of the Company’s Series A Redeemable Preferred Stock Shares (“Preferred Stock”) with a par value of $0.01 were redeemed with proceeds from the Company’s April 2006 private placement. Shares of the Preferred Stock had a liquidation value of $100 per share and had preference to shares of the Company’s common stock. Through the period ending on the seventh anniversary of the issue date at which time the dividends would have accrued at 12.5%, the Preferred Stock would have accrued dividends at the rate of 10.5% per annum compounded quarterly. The Preferred Stock had no stated maturity date. Holders of Preferred Stock had the right to vote on all matters voted on by holders of common stock.

Through June 30, 2009, Pinnacle would have had the right to redeem shares of the Preferred Stock at prices ranging from 110% to 100% of liquidation value (“Redemption Premium”) depending on the date of redemption. In the event that there would have been a change in the control of the Company, or in an event of default, the holder of the Preferred Stock had the right (a “Mandatory Redemption Right”) to require the Company to redeem all or any portion of its shares of the Preferred Stock at a price equal to 101% of the liquidation value, plus any accrued but unpaid dividends. Under EITF Topic D-98, if the Mandatory Redemption Right is outside the control of the Company, the Preferred Stock should be classified outside permanent equity. Management determined that the Mandatory Redemption Right was not under the control of the Company and therefore, the Preferred Stock was classified outside permanent equity in the accompanying balance sheet as of December 31, 2005. The Redemption Premium was not recognized by the Company until the triggering event became certain in accordance with EITF Topic D-98.

During the years ended December 31, 2006, 2005 and 2004, the Company issued 0, 150,000, and 120,000 shares of Preferred Stock, respectively for cash of $0, $14,700,000 and $11,760,000, respectively, net of offering costs paid to an affiliate of the preferred stockholders of $0, $300,000 and $240,000, respectively.

Until June 30, 2008, the Company had the option to pay accrued dividends on the Preferred Stock in additional shares of Preferred Stock (“PIK Dividends”) in lieu of cash payments. For each additional share of Preferred Stock distributed as a PIK Dividend, Pinnacle delivered one Class A Warrant (as defined below). During the years ended December 31, 2006, 2005 and 2004, the Company issued 12,132, 36,007 and 22,495 respectively, of additional Preferred Stock in satisfaction of accrued dividends on the Preferred Stock. During 2005, the Company issued Class A Warrants exercisable into 530,725 shares of common stock in connection with PIK Dividends issued after June 30, 2005 with a fair value of $747,000 which was recorded as preferred dividends, in the accompanying statements of operations. In addition, the Company accrued additional dividends of $573,000 related to Class A Warrants exercisable into 303,300 shares of common stock that were issued in January 2006, along with the 12,132 shares of Preferred Stock issued in January 2006 noted above, as they related to payment of December 31, 2005 accrued dividends.

In April 2006, following the initial closing of the Company’s private placement discussed above, the Company redeemed all of the outstanding shares of Series A Redeemable Preferred Stock with a portion of the proceeds from the private placement including the payment of accrued and unpaid dividends of $1.4 million. The difference between the redemption price and the carrying value of the Series A Redeemable Preferred Stock resulted in a $19.6 million redemption premium that was recorded as dividend expense in the accompanying statement of operations.

PINNACLE GAS RESOURCES, INC.

Notes to Financial Statements — (Continued)

Note 15 —	Stockholders’ Equity

Common Stock

As of December 31, 2006, there were 25,131,301 shares of common stock issuance and outstanding. The Board of Directors has authorized 100,000,000 shares of common stock with a par value of $0.01.

At formation, Pinnacle issued 3,750,000 shares of common stock, in equal portions to CCBM and RMG in exchange for the contribution of proved producing properties and undeveloped leasehold valued at $15,000,000.

Pinnacle issued an additional 1,250,000 shares of common stock to CSFB in exchange for a cash contribution of $5,000,000 less offering costs of $113,000.

In 2005, the Company received $167,000 from the exercise of employee stock options into 50,000 shares of common stock at $3.32 per share and Class B Warrants exercisable into 750,000 shares of common stock at $0.01 per share.

In April 2006 , the Company completed a private placement, exempt from registration under the Securities Act, of 12,835,230 shares of common stock to qualified institutional buyers, non-U.S. persons and accredited investors at a price of $11.00 per share (gross proceeds of $141.2 million), or $10.23 per share net of the initial purchaser’s discount and placement fee. The gross proceeds were used in expending $11.3 million on placement fees and offering costs, $53.6 million for the redemption of all outstanding shares of Series A Redeemable Preferred Stock and all unpaid accrued dividends, $27.0 million for the acquisition of undeveloped assets in the Green River Basin, $16.3 million for the repurchase of 1,593,783 shares of common stock from the initial shareholders, and $33.0 million for future capital expenditures and general corporate purposes. The Company filed a Registration Statement on Form S-1 with the Securities and Exchange Commission on May 10, 2006.

Assignment of shares

On May 31, 2005, RMG assigned 65% and 35% of their common stock and options to U.S. Energy Corp. and Crested Corp., respectively. Both of these entities were affiliates of RMG.

Warrants

During the years ended December 31, 2005, 2004 and the period from June 23, 2003 (inception) through December 31, 2003, in connection with the issuance of Preferred Stock discussed above, the Company issued detachable warrants (“Class A Warrants”) to acquire 3,750,000, 3,000,000 and 3,250,000 shares of common stock, respectively, at $4.00 per share and Class B Warrants to acquire 750,000, 0 and 0 shares of common stock, respectively, at $.01 per share. The Class A and Class B Warrants expire on June 30, 2013. The relative fair value of the Class A and Class B Warrants for the 2005, 2004 and 2003 issuances valued using the Black-Scholes valuation model was $5,197,000, $4,096,000 and $4,422,000, respectively, which was recorded as a reduction to the Preferred Stock at issuance in the accompany balance sheets and statements of redeemable preferred stock and stockholders’ equity.

In addition, as noted above, the Company issued Class A Warrants exercisable for 530,725 shares of common stock during 2005 in connection with the issuance of Preferred Stock for PIK Dividends.

PINNACLE GAS RESOURCES, INC.

Notes to Financial Statements — (Continued)

The following table summarizes warrant activity for the years ended December 31, 2006, 2005 and 2004:

		Weighted	Weighted Average
	Number of	Average Price	Grant Date Fair
	Warrants	per Share	Value per Share

Outstanding, December 31, 2003	3,250,000	$4.00
Granted	3,000,000	4.00	$2.07
Outstanding, December 31, 2004	6,250,000	4.00
Granted	5,030,725	3.40	1.58
Exercised	(750,000)	.01
Outstanding, December 31, 2005	10,530,725	4.00
Granted	303,300	4.00	2.49
Redemption	(10,834,025)	4.00
Outstanding, December 31, 2006	—	—	—

Options

In connection with the initial Contribution and Subscription Agreement on June 23, 2003, CSFB agreed to contribute a total of $30,000,000 ($25,000,000 in Preferred Stock purchases and $5,000,000 in common stock purchases). Pinnacle agreed to issue options to purchase a total of 2,500,000 shares of common stock at $4.00 per share to CCBM and RMG based on a formula with the numerator being cash contributed by CSFB to date and the denominator being the total $30,000,000 CSFB commitment. The options have an exercise escalation clause that separates the options into two tranches as follows:

•	Tranche A Options (1,250,000) — the options are 7 year options and with the exercise price escalating at 10% per annum

•	Tranche B Options (1,250,000) — the options are 7 year options and with the exercise price escalating at 20% per annum

On June 23, 2003, CSFB made total cash contributions of $18,000,000 ($13,000,000 for the purchase of Preferred Stock and $5,000,000 for the purchase of common stock). As a result, 60% of the Tranche A Options exercisable for 750,000 shares of common stock and 60% of the Tranche B Options exercisable for 750,000 shares of common stock were granted in equal amounts to CCBM and RMG.

On February 19, 2004, CSFB made total the final cash contribution of $12,000,000 under their commitment for the purchase of Preferred Stock. As a result, 40% of the Tranche A Options exercisable for 500,000 shares of common stock and 40% of the Tranche B Options exercisable for 500,000 shares of common stock were granted in equal amounts to CCBM and RMG. As CCBM and RMG acquired common stock at inception of the Company; therefore, the fair value of the escalating options was recorded as a reduction to the common stock on the grant date in the accompany balance sheets and statements of redeemable preferred stock and stockholders’ equity.

PINNACLE GAS RESOURCES, INC.

Notes to Financial Statements — (Continued)

The following table summarizes escalating stock option activity for the years ended December 31, 2006, 2005 and 2004:

		Weighted	Weighted
		Average Price	Average Grant
	Number of	per Share (At	Date Fair Value
	Shares	Grant(1))	per Share

Outstanding, December 31, 2003	1,500,000	$4.00
Granted	1,000,000	4.00	$0.21
Outstanding, December 31, 2004	2,500,000	4.00
Granted	—	—	—
Outstanding, December 31, 2005	2,500,000	4.00
Redemption	(2,500,000)	4.00
Outstanding, December 31, 2006	—	—

(1)	Does not include the effects of the escalation clause.

Note 16 —	Commitments and Contingencies

Operating Lease

Pinnacle had an office lease which was effective September 1, 2003. The lease was terminated when the Company purchased the building on August 26, 2005. Rent expense was $25,000 and $31,000 for the years ended December 31, 2005 and 2004, respectively.

Upon purchase of the building, Pinnacle was assigned the lease agreements for existing tenants in the building. The leases expire from May 2008 to December 2008. Future minimum lease income under noncancelable operating leases is as follows:

Year Ending December 31

2007	$59,000
2008	50,000
Total minimum lease payments	$109,000

Gas Gathering Contracts

The Company has entered into gas gathering and compression agreements with service providers in order to compress and transport its gas to the point of sale. Compression agreements and gathering agreements are based on a fee per Mcf either compressed or gathered. The Company accounts for these fees as a marketing and transportation expense. The Company does not pay or charge marketing fees associated with the movement and sale of natural gas.

Employment Agreements

On June 23, 2003, the Company entered into employment agreements with two key executives. The employment agreements provide for aggregate annual base salaries of $300,000, aggregate annual performance bonuses of up to $200,000 and other perquisites commonly found in such agreements. In the event of termination of these executives without cause, as defined, such amounts would be payable to the executives for the period from the date of termination through the expiration of their respective agreements. The employment agreements expired in June 2006, but provided for an automatic extension such that the remaining term of the agreements will not be less than one year at any point in time.

PINNACLE GAS RESOURCES, INC.

Notes to Financial Statements — (Continued)

On July 31, 2005, one of the key executives covered by an employment agreement resigned. Pursuant to his agreement, the employee was paid one year of base salary and received full benefits from Pinnacle for the period August 1, 2005 through July 31, 2006. As of December 31, 2006, the Chief Executive Officer and President of the Company is the only executive with an employment agreement.

Litigation

From time to time, the Company may be involved in litigation that arises in the ordinary course of business operations.

As of the date of this report, the Company is a defendant in litigation with Burning Rock Energy, LLC. The Company believes this litigation, if decided adversely to the Company, could reasonably be expected to have an adverse effect on its financial position, results of operations and cash flows. Burning Rock Energy, LLC and its affiliates (“the plaintiff”) brought various contract and tort claims against the Company relating to a like-kind exchange of approximately 1,000 acres of leased acreage in January 2004. The plaintiff claims that the leases transferred by the Company to Burning Rock did not terminate upon nonpayment of shut-in rentals and, further, that the Company trespassed by releasing from the original lessors the property originally transferred to Burning Rock under the exchange agreement. In February 2007, the court ruled against the Company with respect to whether the failure of Burning Rock to make shut-in royalty payments caused the leases to expire. Trial is currently scheduled to begin in April 2007 unless a settlement agreement is reached. The Company estimates that if a settlement cannot be reached and the outcome of this litigation is adverse to the Company, the Company could be required to forfeit any cash flows generated by the Company’s development of the disputed leases and could lose its ownership in the disputed leases. The Company has accrued for $500,000 in losses as of December 31, 2006 in connection with this litigation.

The Company is also a defendant in two lawsuits with Diamond Cross Properties (the “plaintiff”) in Montana whereby the plaintiff, among other claims, is seeking to permanently enjoin the State of Montana and its administrative bodies from issuing licenses or permits to drill on, or from authorizing the removal of ground water from under, the plaintiff’s property. Based on the information available to date, the Company believes the claims are without merit and intends to defend the cases vigorously.

The Company has intervened in several federal environmental cases in Montana and Wyoming. The outcome of these cases could affect the ability of the Montana and Wyoming Bureaus of Land Management to approve plans of development and issue drilling permits on federal lands. In particular, the United States Court of Appeals for the Ninth Circuit has issued a temporary blanket injunction prohibiting the Montana Bureau of Land Management from approving any coal bed methane drilling permits on federal lands in the Power River Basin. The Company cannot predict how or when the courts will resolve these matters, although the Company expects that it will ultimately be successful in developing its federal leases.

Regulations

The Company’s oil and gas operations are subject to various federal, state and local laws and regulations. The Company could incur significant expense to comply with the new or existing laws and non-compliance could have a material adverse effect on the Company’s operations.

Environmental

The Company produces significant amounts of water from its wells. If future wells produce water of a lesser quality than allowed under state laws or if water is produced at rates greater than the Company can dispose of, the Company could incur additional costs to dispose of the water.

PINNACLE GAS RESOURCES, INC.

Notes to Financial Statements — (Continued)

Note 17 —	Loss Per Share

For the years ended December 31, 2006, 2005 and 2004, all of the Company’s common stock options and warrants were anti-dilutive as a result of the losses incurred. Therefore, the impact of 1,035,000, 13,676,200 and 9,187,500 potential shares of common stock equivalents outstanding as of December 31, 2006, 2005 and 2004, respectively, were not included in the calculation of diluted loss per share.

Note 18 —	Major Customers

Following is a table summarizing the percentage of sales made to each purchaser that accounted for over 10% of the Company’s gas sales for the years ended December 31, 2006, 2005 and 2004. The loss of any of these customers could have a material adverse effect on the Company’s operations; however, the Company believes it would be able to locate other customers for the purchase of its production.

	December 31,
	2006	2005	2004

Enserco	66%	76%	74%
Western Gas Resources	21%	24%	26%
United Energy Trading	11%	—	—
Other	2%	—	—
	100%	100%	100%

Note 19 —	Fair Value of Financial Instruments

The carrying values of the Company’s cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities, and revenue distributions payable represent the fair value due to the short-term nature of the accounts. Long-term debt at December 31, 2006 and 2005, with a carrying value of approximately $807,000 and $926,000, respectively, is estimated to approximate fair value as the terms are comparable to current market terms.

The fair value of the Company’s derivatives are estimated using various models and assumptions related to the estimated terms of the instruments, volatility of the price of the Company’s common stock, interest rates and the probability of conversion, among other items.

Note 20 —	Related Party Transactions

At formation, Pinnacle engaged Carrizo and RMG to provide transitional accounting, recordkeeping, treasury and similar services (the “Transition Services Agreements”) until these activities could be performed on a stand alone basis. Pinnacle terminated the Transition Services Agreement with both companies in 2004 and Pinnacle incurred administrative and rental costs totaling $41,000.

Note 21 —	Subsequent Events

Effective January 1, 2007, the Company sold a 50% working interest in approximately 3,972 undeveloped acres in Wyoming.

Effective February 12, 2007, the Company entered into a new $100 million credit facility (the “New Credit Agreement”) with The Royal Bank of Scotland (“RBS”), with an initial commitment of $27 million which permits borrowings up to the borrowing base as designated by the administrative agent. As of March 22, 2007, the borrowing base under the New Credit Facility was $22 million although the borrowing availability is less than the initial borrowing base due to covenant limitations. As of March 22, 2007, the borrowing availability was $16.7 million. The borrowing base is determined on a semi-annual basis and at such other times as may be requested by the borrower or administrative agent. Based on the Company’s reserve report as

PINNACLE GAS RESOURCES, INC.

Notes to Financial Statements — (Continued)

of December 31, 2006, management expects that the borrowing base will be reduced below the initial level. Borrowing under the New Credit Agreement bears interest either: (i) at a domestic bank rate plus an applicable margin between 0.25% and 1.25% per annum based on utilization or (ii) on a sliding scale from the one, two, three, or six month LIBOR rate plus 1.25% to 2.25% per annum based on utilization. The New Credit Agreement matures February 12, 2011 and replaces the Previous Credit Facility. The New Credit Agreement with RBS is collateralized by substantially all of the Company’s producing assets. At March 22, 2007 the Company had $2.5 million outstanding under the New Credit Facility.

The credit agreement contains covenants that, among other things, restrict the Company’s ability, subject to certain exceptions, to do the following:

•	incur liens

•	incur debt;

•	make investments in other persons;

•	declare dividends or redeem or repurchase stock;

•	engage in mergers, acquisitions, consolidations and asset sales or amend our organizational documents;

•	enter into certain hedging arrangements;

•	amend material contracts; and

•	enter into related party transactions.

With regard to hedging arrangements, the credit facility provides that acceptable commodity hedging arrangements cannot be greater than 80 to 85% depending on the measurement date of the Company’s monthly production from its hydrocarbon properties that are used in the borrowing base determination and that the fixed or floor price of the Company’s hedging arrangements must be equal to or greater than the gas price used by the lenders in determining the borrowing base.

The credit agreement also requires that the Company satisfy certain affirmative covenants, meet certain financial tests, maintain certain financial ratios and make certain customary indemnifications to lenders and the administrative agent. The financial covenants include requirements to maintain: (i) earnings before income taxes, depreciation, depletion, amortization and accretions (“EBITDA”) to cash interest expense of not less than 3.00 to 1.00, (ii) current ratio of not less than 1.00 to 1.00, (iii) total debt to annualized EBITDA of not more than 3.0 to 1.0, (iv) quarterly total senior debt to annualized EBITDA equal to or less than 3.0 to 1.0 until June 30, 2007 and 2.00 to 1.0 thereafter, and (v) total proved PV-10 value of reserves to total debt of at least 1.50 to 1.00. The credit agreement contains customary events of default, including, without limitation, payment defaults, covenant defaults, certain events of bankruptcy and insolvency, defaults in the payment of other material debt, judgment defaults, breaches of representations and warranties, loss of material permits and licenses and a change in control. In addition, the Company is required to eliminate scheduled title defects within periods specified on or prior to August 12, 2007, and the failure to eliminate all of these defects could result in an event of default.

Note 22 —	Supplemental Oil and Gas Information

Estimated Proved Oil and Gas Reserves (Unaudited)

Proved oil and gas reserves are estimated quantities of crude oil, natural gas and natural gas liquids that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. There are uncertainties inherent in estimating quantities of proved oil and gas reserves, projecting

PINNACLE GAS RESOURCES, INC.

Notes to Financial Statements — (Continued)

future production rates, and timing of development expenditures. Accordingly, reserve estimates often differ from the quantities of oil and gas that are ultimately recovered.

All of the Company’s proved reserves are located in the United States. The following information about the Company’s proved and proved developed oil and gas reserves was developed from reserve reports prepared by independent reserve engineers:

Natural Gas
(Mcf)

Proved reserves as of December 31, 2003	18,144,960
Extension, discoveries and other additions	8,052,360
Revisions of previous estimates	87,685
Production	(1,507,652)
Proved reserves as of December 31, 2004	24,777,353
Purchases of reserves in place	249,510
Extension, discoveries and other additions	3,214,834
Revisions of previous estimates	1,003,745
Production	(2,206,813)
Proved reserves as of December 31, 2005	27,038,629
Purchases of reserves in place	329,792
Extension, discoveries and other additions	7,954,735
Revisions of previous estimates(1)	(12,621,500)
Production	(2,413,130)
Proved reserves as of December 31, 2006	20,288,526
Proved developed reserves as of
December 31, 2004	7,430,984
December 31, 2005	8,211,794
December 31, 2006	7,879,271

The revision in 2006 is primarily due to price the price decrease from December 31, 2005 of $7.715, based on the Rocky Mountain CIG Index, to December 31, 2006 price of $4.460.

Pinnacle’s proved producing reserves are primarily from the Recluse area; purchases and extensions pertain exclusively to the Recluse area.

Aggregate Capitalized Costs

Aggregate capitalized costs relating to the Company’s oil and gas producing activities, and related accumulated depreciation, depletion, amortization and ceiling write-down are as follows:

	December 31,
	2006	2005
	(In thousands)

Proved oil and gas properties	55,179	39,537
Unproved oil and gas properties	85,094	31,280
Total	140,273	70,817
Less accumulated depreciation, depletion, amortization and ceiling write-down	(15,191)	(9,176)
Net capitalized costs	125,082	61,641

PINNACLE GAS RESOURCES, INC.

Notes to Financial Statements — (Continued)

Costs Incurred in Oil and Gas Producing Activities

Costs incurred in connection with the Company’s oil and gas acquisition, exploration and development activities are as follows:

	December 31,
	2006	2005	2004
	(In thousands)

Property acquisition costs
Proved	$7,283	$423	$709
Unproved	$30,316	$13,315	$112
Total property acquisition costs	$37,599	$13,738	$821
Exploration costs	$23,498	$4,938	—
Development costs	$7,496	$5,114	$14,109
Asset retirement costs	$863	$656	$128
Total costs	$69,456	$24,446	$15,058

Oil and Gas Operations

Aggregate results of operations in connection with the Company’s gas producing activities are shown below:

	December 31,
	2006	2005	2004
	(In thousands)

Revenues	$13,238	$11,348	$6,995
Production costs and taxes	$6,153	$5,000	$3,501
Depreciation, depletion, amortization	$6,015	$5,224	$3,163
Accretion of asset retirement obligations	$162	$70	$53
Results of operations from producing activities (excluding corporate overhead and interest costs)	$908	$1,054	$278
Depletion per MCF equivalent	$2.49	$2.37	$2.10

PINNACLE GAS RESOURCES, INC.

Notes to Financial Statements — (Continued)

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves (Unaudited)

Future gas sales and production and development costs have been estimated using prices and costs in effect at the end of the period indicated, except in those instances where the sale of natural gas is covered by contracts, as required by SFAS No. 69, “Disclosures about Oil and Gas Producing Activities.” SFAS No. 69 requires that net cash flow amounts be discounted at 10%. This information does not represent the fair market value of the Company’s proved oil and gas reserves.

	December 31,
	2006	2005	2004
	(In thousands)

Future cash inflows	$73,376	$175,314	$112,480
Future production costs	(25,975)	(54,167)	(38,941)
Future development costs	(12,596)	(36,754)	(24,133)
Future income tax expense	(2,950)	(14,859)	(6,402)
Future cash flows	31,855	69,534	43,004
10% annual discount for estimated timing on cash flows	(9,471)	(25,849)	(14,596)
Standardized measure of discounted future cash flows	$22,384	$43,685	$28,408

The following table presents the average year-end market gas price used to compute future cash inflows for each period:

	December 31,
	2006	2005	2004

Weighted average gas price per Mcf	$4.460	$7.715	$5.515

Future production and development costs are computed by estimating the expenditures to be incurred in developing and producing the Company’s proved oil and gas reserves at December 31, 2006, 2005 and 2004 assuming continuation of existing economic conditions.

The following reconciles the change in the standardized measure of discounted future net cash flow:

	December 31,
	2006	2005	2004
	(In thousands)

Beginning of period	$43,685	$28,408	$18,729
Net change from purchases of minerals in place	760	394	—
Net change in sales and transfer prices, net of production costs	(40,437)	(669)	(95)
Revision of previous quantity estimates	(7,018)	2,634	1,322
Sales of oil and gas, net of production costs	(6,043)	(7,524)	(4,133)
Development cost incurred, previously estimated	(8,044)	(8,926)	(4,998)
Net change in income taxes	11,908	(7,276)	(4,814)
Changes in future development costs	21,719	34,058	20,937
Accretion of discount	5,854	2,586	1,460
End of period	$22,384	$43,685	$28,408

Future income tax expenses are computed by applying the appropriate period-end statutory tax rates to the future pretax net cash flow relating to the Company’s proved oil and gas reserves, less the tax basis of the related properties. The future income tax expenses do not give effect to tax credits, allowances, or the impact of general and administrative costs of ongoing operations relating to the Company’s proved gas reserves.

PINNACLE GAS RESOURCES, INC.

Balance Sheets

	September 30,	December 31,
	2007	2006
	(Unaudited)
	(In thousands except share and per share data)

ASSETS
Current Assets
Cash and cash equivalents	$12,147	$4,762
Receivables
Accrued gas sales	1,148	2,364
Joint interest receivables, net of $100 allowance for doubtful accounts	6,656	9,237
Derivative instruments	1,719	2,856
Inventory of material for drilling and completion	314	271
Prepaid expenses	277	394

Total current assets	22,261	19,884

Property and equipment, at cost, net of accumulated depreciation	2,359	2,107
Oil and gas properties, using full cost accounting, net of accumulated depletion and impairment
Proved	36,022	39,988
Unproved	85,348	85,094
Inventory of material for drilling and completion	827	944
Deposits	20	520
Restricted certificates of deposit	1,752	1,795

Total assets	$148,589	$150,332

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Long term debt-current portion	$23	$21
Trade accounts payable	8,602	17,567
Revenue distribution payable	5,740	7,301
Drilling prepayments from joint interest owners	142	289
Accrued liabilities	1,946	2,375

Total current liabilities	16,453	27,553

Asset retirement obligations	2,655	2,321
Derivative instruments	92	—
Production taxes, non-current	925	843
Long term debt-net of current portion	769	786

Total liabilities	20,894	31,503

Contingencies
Series A Redeemable Preferred stock, $0.01 par value, 25,000,000 Authorized, 0 shares issued and outstanding at September 30, 2007 and December 31, 2006, respectively
Stockholders’ equity
Common stock, $0.01 par value, 100,000,000 authorized and 29,025,751 and 25,131,301 shares issued and outstanding at September 30, 2007 and December 31, 2006, respectively	289	251
Additional paid-in capital	149,555	119,354
Accumulated deficit	(22,149)	(776)

Total stockholders’ equity	127,695	118,829

Total liabilities and stockholders’ equity	$148,589	$150,332

See Notes to Financial Statements (unaudited)

PINNACLE GAS RESOURCES, INC.

Statements of Operations

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2007	2006	2007	2006
	(Unaudited)
	(In thousands except share and per share data)

Revenues
Gas sales	$2,722	$2,912	$9,812	$9,511
Earn-in joint venture	—	—	—	379

Total revenues	2,722	2,912	9,812	9,890

Cost of revenues and expenses
Lease operating expenses	1,322	777	3,458	1,934
Production taxes	278	332	1,037	1,085
Marketing and transportation	911	537	2,594	1,397
General and administrative, net	1,488	1,421	3,816	3,907
Depreciation, depletion, amortization and Accretion	1,704	2,015	4,800	5,060
Impairment of oil and gas properties	70	—	18,225	—

Total cost of revenues and expenses	5,773	5,082	33,930	13,383

Operating loss	(3,051)	(2,170)	(24,118)	(3,493)
Other income (expense)
Gain on derivatives	1,604	2,809	2,069	5,863
Interest income	234	191	532	504
Other income	88	154	312	322
Unrealized derivative loss	—	—	—	(26)
Interest expense	(26)	(70)	(168)	(129)

Total other income	1,900	3,084	2,745	6,534

Net (loss) income before income taxes	(1,151)	914	(21,373)	3,041
Income taxes	—	—	—	—
Net (loss) income	(1,151)	914	(21,373)	3,041
Preferred dividends	—	—	—	(20,964)

Net (loss) income attributable to common stockholders	$(1,151)	$914	$(21,373)	$(17,923)

Basic net (loss) income per share	$(0.04)	$0.04	$(0.80)	$(1.00)
Diluted net (loss) income per share	$(0.04)	$0.04	$(0.80)	$(1.00)
Weighted average shares outstanding — basic	29,014,299	25,139,699	26,695,765	17,980,800
Weighted average shares outstanding — diluted	29,014,299	25,546,199	26,695,765	17,980,800

See Notes to Financial Statements (unaudited)

PINNACLE GAS RESOURCES, INC.

Statements of Cash Flows

	Nine Months Ended
	September 30,
	2007	2006
	(Unaudited)

Cash flows from operating activities
Net (loss) income	$(21,373)	$3,041
Adjustments to reconcile net (loss) income to net cash (used in)/provided by operating activities
Impairment of oil and gas properties	18,225	—
Depreciation, depletion, amortization and accretion	4,800	5,060
Gain on derivatives	(2,069)	(5,837)
Allowance for doubtful accounts	—	100
Stock-based compensation	619	242
Changes in assets and liabilities
Decrease (increase) in receivables	3,797	(372)
Increase in inventory of material for drilling and completion	(43)	(146)
Decrease (increase) in prepaid expenses	117	(46)
(Decrease) increase in accounts payable and accrued liabilities	(12,764)	2,775
Decrease in revenue distribution payable	(1,561)	(1,426)
(Decrease) increase in drilling prepayments	(147)	351

Net cash (used in) provided by operating activities	(10,399)	3,742)

Cash flows from investing activities
Capital expenditures — exploration and production	(14,940)	(47,475)
Capital expenditures — property and equipment	(840)	(735)
Decrease (increase) in restricted certificates of deposit	43	(1,607)
Decrease (increase) in inventory held for exploration and development	117	(3,091)
Decrease (increase) in deposits	500	(520)
Realized gain on derivatives	3,299	151
Proceeds from the sale of assets held for sale	—	394

Net cash used in investing activities	(11,821)	(52,883)

Cash flows from financing activities
Proceeds from the issuance of common stock	33,750	141,187
Issuance costs related to common stock	(4,130)	(11,417)
Dividends paid on preferred stock	$—	(1,397)
Redemption of preferred stock	—	(52,175)
Repurchase and cancellation of common shares	—	(16,304)
Principal payments on note payable and capital leases	(15)	(111)

Net cash provided by financing activities	29,605	59,783

Net increase in cash and cash equivalents	7,385	10,642
Cash and cash equivalents at beginning of year	4,762	2,672

Cash and cash equivalents at end of period	$12,147	$13,314

Noncash investing and financing activities
Capital expenditures included in trade accounts payable	$3,452	$3,838
Asset retirement obligation included in oil and gas properties	182	869
Dividend paid in kind with the issuance of additional preferred stock	—	1,213
Derivative liability related to preferred stock	—	232
Cashless exercise of warrants and options	—	15,428
Inventory used in oil and gas properties	—	2,708
Supplemental cash flow information
Cash payments for interest, net of amount amortized	$168	$129

See Notes to Financial Statements (unaudited)

PINNACLE GAS RESOURCES, INC.

Statements of Redeemable Preferred Stock and Stockholders’ Equity

			Stockholders’ Equity
	Redeemable				Additional
	Preferred Stock		Common Stock		Paid-in	Accumulated
	Shares	Amount	Shares	Amount	Capital	Deficit	Total
	(Unaudited)
	(In thousands except share amounts)

Balance at December 31, 2006		$—	25,131,301	$251	$119,354	$(776)	$118,829
Issuance of restricted shares	—	—	155,500	—	243	—	243
Forfeiture of restricted shares	—	—	(11,050)	—	—	—	—
Sale of common stock for cash, net of offering costs of $4,130	—	—	3,750,000	38	29,582	—	29,620
Stock-based compensation	—	—	—	—	376	—	376
Net loss	—	—	—	—	—	(21,373)	(21,373)

Balance at September 30, 2007 (unaudited)	—	$—	29,025,751	$289	$149,555	$(22,149)	$127,695

See Notes to Financial Statements (unaudited)

Notes to Financial Statements

Unaudited

Note 1 —	Organization and Nature of Operations

Pinnacle Gas Resources, Inc., (the “Company”) was formed as a Delaware corporation in June 2003 through a contribution of cash by funds affiliated with DLJ Merchant Banking and oil and gas reserves and leasehold interests by subsidiaries of Carrizo Oil & Gas, Inc. and U.S. Energy Corporation.

Pinnacle’s primary business is the exploration for, and the acquisition, development and production of, coalbed methane natural gas in the United States. The Company is also engaged in gas property operations and the construction of low pressure gas collection systems which provide transportation for the Company’s coalbed methane production.

Note 2 —	Basis of Presentation

The accompanying unaudited financial statements include the Company’s proportionate share of assets, liabilities, income and expenses from the properties in which the Company has a participating interest. The Company has no subsidiaries or affiliates with which intercompany transactions are recorded.

The accompanying financial statements are unaudited, and in the opinion of management, reflect all adjustments that are necessary for a fair presentation of the financial position and results of operations for the periods presented. All such adjustments are of a normal and recurring nature. The following notes describe only the material changes in accounting policies, account details, or financial statement notes during the first nine months of 2007. The results for the quarterly period ended September 30, 2007 are not necessarily indicative of the results expected for the entire year. These financial statements should be read in conjunction with the audited financial statements and the summary of significant accounting policies for prior years contained in the Company’s Registration Statement on Form S-1/A which was filed April 27, 2007 and declared effective May 10, 2007.

Use of Estimates

The preparation of the Company’s financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. Significant estimates with regard to the Company’s financial statements include the estimated carrying value of unproved properties, the estimate of proved oil and gas reserve volumes and the related present value of estimated future net cash flows and the ceiling test applied to capitalized oil and gas properties, the estimate of the timing and cost of the Company’s future drilling activity, the estimated cost and timing related to asset retirement obligations, the estimated fair value of derivative assets and liabilities, the realizability of deferred tax assets, the estimates of expenses and timing of exercise of stock options, accrual of operating costs, capital expenditures and revenue, and estimates for litigation.

Oil and Gas Properties

The Company utilizes the full cost method of accounting for oil and gas producing activities. Under this method, all costs associated with property acquisition, exploration and development, including costs of unsuccessful exploration, costs of surrendered and abandoned leaseholds, delay lease rentals and the fair value of estimated future costs of site restoration, dismantlement and abandonment activities are capitalized within a cost center. The Company’s oil and gas properties are all located within the United States, which constitutes a single cost center. The Company has not capitalized any overhead costs. No gain or loss is recognized upon the sale or abandonment of undeveloped or producing oil and gas properties unless the sale represents a significant portion of gas properties and the gain significantly alters the relationship between capitalized costs

Notes to Financial Statements — (Continued)

and proved gas reserves of the cost center. Expenditures for maintenance and repairs are charged to lease operating expense in the period incurred.

Depreciation, depletion and amortization of oil and gas properties (“DD&A”) is computed on the unit-of-production method based on proved reserves. Amortizable costs include estimates of future development costs of proved undeveloped reserves and asset retirement obligations. The Company invests in unevaluated oil and gas properties for the purpose of exploration for proved reserves. The costs of such assets, including exploration costs on properties where a determination of whether proved oil and gas reserves will be established is still under evaluation, and any capitalized interest are included in unproved oil and gas properties at the lower of cost or estimated fair market value and are not subject to amortization. On a quarterly basis, such costs are evaluated for inclusion in the costs to be amortized resulting from the determination of proved reserves, impairments, or reductions in value. To the extent that the evaluation indicates these properties are impaired, the amount of the impairment is added to the capitalized costs to be amortized. Abandonment of unproved properties is accounted for as an adjustment to capitalized costs related to proved oil and gas properties, with no losses recognized. The Company recorded an impairment of unevaluated properties of $0 and $740,000 during the three and nine months ended September 30, 2007, respectively. Substantially all of the remaining unproved property costs are expected to be developed and included in the amortization base over the next three to five years. Salvage value is taken into account in determining depletion rates and is based on the Company’s estimate of the value of equipment and supplies at the time the well is abandoned. As of September 30, 2007 and December 31, 2006, the estimated salvage value was $6,237,000 and $5,736,000, respectively.

Under full cost method of accounting rules, capitalized costs less accumulated depletion and related deferred income taxes may not exceed a “ceiling” value which is the sum of (1) the present value discounted at 10% of estimated future net revenue using current prices and costs, including the effects of derivative instruments designated as cash flow hedges but excluding the future cash outflows associated with settling asset retirement obligations that have been accrued on the balance sheet, less any related income tax effects; plus (2) the cost of properties not being amortized, if any; plus (3) the lower of costs or estimated fair value of unproved properties; less (4) the income tax effects related to differences in the book to tax basis of oil and gas properties. This is referred to as the “full cost ceiling limitation.” If capitalized costs exceed the limit, the excess must be charged to expense. The expense may not be reversed in future periods. At the end of each quarter, the Company calculates the full cost ceiling limitation. At September 30, 2007, the capitalized cost of oil and gas properties exceeded the full cost ceiling limitation by approximately $37.5 million, based upon a natural gas price of $0.35 per Mcf in effect at that date. Based on subsequent price increases to approximately $4.10 per Mcf at the measurement date of November 12, 2007, the capitalized cost of the Company’s oil and gas properties exceeded the full cost ceiling limitation by approximately $70,000 and the Company recorded an impairment of that amount in addition to the approximately $18.2 million recorded at June 30, 2007. The impairment of the Company’s oil and gas properties resulted from low commodity prices at September 30, 2007. A decline in gas prices or an increase in operating costs subsequent to the measurement date or reductions in economically recoverable reserve quantities could result in the recognition of additional impairments of the Company’s oil and gas properties in future periods.

Per Share Information

Basic earnings (loss) per share is computed by dividing net income (loss) from continuing operations attributable to common stock by the weighted average number of shares of common stock outstanding during each period. Diluted earnings per share is computed by adjusting the average number of shares of common stock outstanding for the dilutive effect, if any, of common stock equivalents such as stock options and warrants. Diluted net loss per share was the same as basic loss per share for the three months ended September 30, 2007 and nine months ended September 30, 2006 and 2007 because potential common stock equivalents were anti-dilutive.

Notes to Financial Statements — (Continued)

Certain options to purchase shares of Pinnacle’s common stock were excluded from the dilution calculations because the shares were antidilutive. During the three and nine months ended September 30, 2007, 907,000 options were excluded because they were antidilutive. During the three months ended September 30, 2006, 342,500 options were excluded because the exercise price was the same as the stock price. During the nine months ended September 30, 2006, 1,050,000 option were excluded because they were antidilutive.

All per share information for common stock has been retroactively restated for all periods to reflect the 25-for-1 stock split which took place on March 31, 2006.

Income Taxes

The Company uses the asset and liability method of accounting for income taxes, in accordance with Statement of Financial Accounting Standard (SFAS) No. 109, “Accounting for Income Taxes.” Deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial statements and tax bases of assets and liabilities. If appropriate, deferred tax assets are reduced by a valuation allowance which reflects expectations of the extent to which such assets will be realized. As of September 30, 2007 and December 31, 2006, the Company had recorded a full valuation allowance for its net deferred tax asset.

On January 1, 2007, the Company adopted Financial Accounting Standards Board (“FASB”) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 prescribes a measurement process for recording in the financial statements uncertain tax positions taken or expected to be taken in a tax return. Additionally, FIN 48 provides guidance regarding uncertain tax positions relating to derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. At September 30, 2007, the Company had no material uncertain tax positions.

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements. Accordingly, SFAS No. 157 does not require any new fair value measurements. However, for some entities, the application of SFAS No. 157 will change current practice. The provisions of SFAS No. 157 are effective as of January 1, 2008. The Company is currently evaluating the impact of adopting SFAS No. 157 on its financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities.” SFAS No. 159 permits entities to choose to measure eligible financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The Statement will be effective as of January 1, 2008 for the Company. SFAS No. 159 offers various options in electing to apply the provisions of this Statement, and at this time the Company has not made any decisions in its application to its financial position or results of operations.

Note 3 —	Asset Retirement Obligations

The Company follows the provisions of SFAS No. 143, “Accounting for Asset Retirement Obligations” (“SFAS No. 143”). SFAS No. 143 generally applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or normal operation of a long-lived asset. SFAS No. 143 requires the Company to recognize an estimated liability for costs associated with the abandonment of its oil and gas properties. A liability for the fair value of an asset retirement

Notes to Financial Statements — (Continued)

obligation with a corresponding increase to the carrying value of the related long-lived asset is recorded at the time a well is completed or acquired. The increased carrying value is depleted using the units-of-production method, and the discounted liability is increased through accretion over the remaining economic life of the respective oil and gas properties.

The estimated liability is based on historical gas industry experience in abandoning wells, including estimated economic lives, external estimates as to the cost to abandon the wells in the future and federal and state regulatory requirements. The Company’s liability is discounted using the Company’s best estimate of its credit-adjusted risk free rate. Revisions to the liability could occur due to changes in estimated abandonment costs or changes in well economic lives or if federal or state regulators enact new requirements regarding the abandonment of wells.

The following is a summary of the Company’s asset retirement obligation activity for the three and nine months ended September 30, 2007 and 2006 (in thousands):

	Three Months	Nine Months	Three Months	Nine Months
	Ended	Ended	Ended	Ended
	September 30,	September 30,	September 30,	September 30,
	2007		2006
	(Unaudited)		(Audited)

Beginning balance asset retirement obligations	$2,533	$2,321	$1,965	$1,277
Additional obligation added during the period	69	182	252	870
Obligations settled during the period	—	—	—	—
Revisions in estimates	—	—	—	—
Accretion expense	53	152	45	115

Ending balance of asset retirement obligations	$2,655	$2,655	$2,262	$2,262

Note 4 —	Restricted Assets (certificates of deposit) and Deposits

Certificates of deposit.  The Company holds a certificate of deposit (“CD”), which expires in July 2008, totaling $148,000. The CD is collateral on bonding required by the State of Wyoming, the State of Montana and the Federal Bureau of Land Management. Because the Company intends to renew the CD in order to maintain its bonding requirements, the Company has included the CD in other non-current assets as of September 30, 2007. Additionally, the Company holds another CD for $604,000 which was issued in February 2006 and expires in February 2008. This CD collateralizes a letter of credit in favor of Powder River Energy Corporation, a local rural electric association, in order to secure power lines to the Kirby and Deer Creek areas. The Company has included this amount in non-current assets as of September 30, 2007 because the Company also intends to renew the CD in order to maintain a power supply on a long-term basis. In April 2006, the Company issued a $1,000,000 letter of credit that expires in April 2008 in favor of Bitter Creek Pipelines, LLC to secure the construction of a high pressure pipeline and related compression facilities to the Company’s Deer Creek and Kirby areas. The Company has included this amount in non-current assets as of September 30, 2007 because the Company anticipates it will be required to renew the letter of credit because construction of the pipeline and compression facility is not expected to be completed until the second quarter of 2009.

Deposits.  The Company has included approximately $20,000 related to royalty payments in deposits. These amounts are included in deposits in the accompanying balance sheet at September 30, 2007.

Notes to Financial Statements — (Continued)

Note 5 —	Derivatives

The Company accounts for derivative instruments or hedging activities under the provisions of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” SFAS No. 133 requires the Company to record derivative instruments at their fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in other comprehensive income (loss) and are recognized in the statement of operations when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges, if any, are recognized in earnings. Changes in the fair value of derivatives that do not qualify for hedge treatment are recognized in earnings.

The Company periodically hedges a portion of its oil and gas production through swap and collar agreements. The purpose of the hedges is to provide a measure of stability to the Company’s cash flows in an environment of volatile oil and gas prices and to manage the exposure to commodity price risk. Management of the Company decided not to use hedge accounting for these agreements. Therefore, in accordance with the provisions of SFAS No. 133, the changes in fair market value are recognized in earnings.

As of September 30, 2007 and 2006, the Company had natural gas hedges in place as follows:

		Fixed Price Range
Product and Type of Hedging Contract	MMbtu per Day	CIG Index Price	Time Period

September 30, 2007 (unaudited)
Natural Gas — Collar	1,000	$5.00 - $ 5.20	10/04 - 9/07
Natural Gas — Collar	1,000	$6.50 - 10.50	9/06 - 12/07
Natural Gas — Collar	3,000	$7.00 - $ 9.05	1/07 - 12/07
Natural Gas — Collar	3,000	$6.50 - $ 8.20	1/08 - 12/08
September 30, 2006 (audited)
Natural Gas — Collar	1,000	$5.00 - $ 5.20	10/04 - 9/07
Natural Gas — Collar	1,750	$6.70 - $ 7.90	1/06 - 12/06
Natural Gas — Collar	1,000	$6.50 - $10.50	9/06 - 12/07
Natural Gas — Collar	3,000	$7.00 - $ 9.05	1/07 - 12/07

The Company realized hedging gains of $1,623,000 and $266,000 during the three months ended September 30, 2007 and 2006, respectively. As a result of the change in the fair value of the commodity derivatives, the Company had an unrealized loss of $19,000 for the three months ended September 30, 2007 and an unrealized gain of $2,543,000 for the three months ended September 30, 2006. The aggregate of these contracts resulted in a gain on derivatives of $1,604,000 and $2,809,000 for the three months ended September 30, 2007 and 2006, respectively. For the nine months ended September 30, 2007, the Company realized a hedging gain of $3,299,000 as compared to a hedging gain of $151,000 for the nine months ended September 30, 2006. The Company had an unrealized loss of $1,230,000 for the nine months ended September 30, 2007 and an unrealized gain of $5,712,000 for the nine months ended September 30, 2006. The aggregate of these contracts resulted in a gain on derivatives of $2,069,000 and $5,863,000 for the nine months ended September 30, 2007 and 2006, respectively. Unrealized and realized gains and losses are included in gains or losses on derivatives in the accompanying statements of operations. Because the Company’s derivative contracts were not accounted for as cash flow hedges, the Company classifies the realized gains and losses in investing activities in the accompanying statements of cash flows.

The Company is exposed to credit risk to the extent of nonperformance by the counterparties in the derivative contracts discussed above; however, the Company does not anticipate such nonperformance.

Notes to Financial Statements — (Continued)

Note 6 —	Stock Based Compensation

Options under Employee Option Plans

The Company has adopted a stock incentive plan containing both incentive and non-statutory stock options. All options allow for the purchase of common stock at prices not less than the fair market value of such stock at the date of grant. If the option holder owns more than 10% of the total combined voting power of all classes of the Company’s stock, the exercise price cannot be less than 110% of the fair market value of such stock at the date of grant.

Options granted under the plan become vested as directed by the Company’s Board of Directors and generally expire seven or ten years after the date of grant, unless the option holder owns more than 10% of the total combined voting power of all classes of the Company’s stock, in which case the non-statutory stock options must be exercised within five years of the date of grant. At September 30, 2007, there were options to purchase 907,000 shares granted under the plan.

The options granted since formation in June 2003 vest as follows:

Year 1	20%
Year 2	30%
Year 3	50%

100%

Stock-Based Compensation

At September 30, 2007, the Company had unvested options to purchase 525,500 shares with a weighted average grant date fair value of $1.1 million. During the three and nine months ended September 30, 2007, the Company granted options to purchase 0 and 120,000 shares of common stock, respectively, and recognized compensation expense of approximately $139,000 and $376,000, respectively. The Company will recognize compensation expense relating to nonvested options granted after January 1, 2006 of approximately $1.1 million ratably over the next three years.

The following table summarizes stock option activity for the nine months ended September 30, 2007:

		Weighted	Weighted
		Average	Average
	Number of	Exercise Price	Remaining	Aggregate
	Shares	per Share	Contractual Life	Intrinsic value

Outstanding, December 31, 2006	1,035,000	$6.68
Granted	120,000	10.03
Canceled or forfeited	(248,000)	8.11

Outstanding, September 30, 2007	907,000	6.73	4.84	$178,000

Exercisable, September 30, 2007	381,500	5.41	4.05	$152,700

Weighted average fair value of options granted during the period		$10.03

Notes to Financial Statements — (Continued)

The following table summarizes information about stock options outstanding at September 30, 2007:

	Options Outstanding		Options Exercisable
	Number of	Weighted Average		Weighted
Exercise	Shares	Remaining	Number	Average	Fair Value
Prices	Outstanding	Contractual Life	Exercisable	Exercise Price	Determination

$4.00	137,500	3.0 years	137,500	$4.00	Black-Scholes (minimum value)
$4.80	346,000	4.5 years	167,500	$4.80	Black-Scholes (minimum value)
$5.20	112,500	5.3 years	22,500	$5.20	Black-Scholes
$8.40	45,000	6.7 years	—	$8.40	Black-Scholes
$11.00	266,000	5.7 years	54,000	$11.00	Black-Scholes

	907,000		381,500

Restricted Stock

The Company has a stock incentive plan whereby grants of restricted stock have been awarded to members of the Board of Directors and certain employees. Restrictions and vesting periods for the awards are determined at the discretion of the Board of Directors and are set forth in the award agreements.

Effective February 12, 2007, the Company granted and issued an aggregate of 12,000 shares of restricted common stock to its non-employee directors and 25,000 shares of restricted common stock to certain employees pursuant to the Company’s stock incentive plan. In addition, on March 26, 2007, the Company granted an additional 10,000 shares of restricted common stock to an employee pursuant to the stock incentive plan. The 12,000 restricted shares issued to the non-employee directors will be fully vested on February 12, 2008. The other restricted shares issued to employees will vest according to the option vesting schedule set forth above. Effective July 1, 2007, the Company granted and issued an aggregate of 54,000 shares of restricted common stock to certain employees. These shares will vest equally over three years. In addition, on July 20, 2007, the Company entered into employment agreements with certain of its executive officers. In conjunction with the employment agreements, these executive officers were granted 50,000 shares of restricted common stock. These shares will vest 33.34%, 33.33% and 33.33% on the third, fourth and fifth anniversary of the grant date. Effective August 22, 2007, the Company granted and issued 4,500 shares of restricted common stock to a new board member. These shares will vest equally over three years. The Company recognized an expense of approximately $116,000 and $243,000 for the quarter and nine months ended September 30, 2007, respectively, based on the fair value of the vested shares during the period.

A summary of the status and activity of the restricted stock for the nine months ended September 30, 2007 is presented below.

		Weighted-Average
		Grant-Date
	Shares	Fair Value

Non-vested at December 31, 2006	27,270	$11.00
Granted	155,500	$8.41
Forfeited	(11,050)	$10.69
Vested	(9,090)	$11.00

Non-vested at September 30, 2007	162,630	$8.54

As of September 30, 2007, the Company had approximately $1,389,000 of unrecognized share-based compensation expense related to non-vested stock awards, which is expected to be amortized over the remaining vesting periods of three to five years.

Notes to Financial Statements — (Continued)

Note 7 —	Long-Term Debt

Credit Facility

Effective February 12, 2007, the Company entered into a new $100 million credit facility (the “Credit Agreement”) with The Royal Bank of Scotland (“RBS”), with an initial commitment of $27 million which permits borrowings up to the borrowing base as designated by the administrative agent. As of September 30, 2007, the borrowing base under the Credit Agreement was $22 million although the borrowing availability is less than the initial borrowing base due to covenant limitations. As of September 30, 2007, the borrowing availability was $16.7 million. The borrowing base is determined on a semi-annual basis and at such other times as may be requested by the borrower or administrative agent. Borrowing under the Credit Agreement bears interest either: (i) at a domestic bank rate plus an applicable margin between 0.25% and 1.25% per annum based on utilization or (ii) on a sliding scale from the one, two, three, or six month LIBOR rate plus 1.25% to 2.25% per annum based on utilization. The Credit Agreement matures February 12, 2011 and replaced the Company’s previous credit facility. The Credit Agreement with RBS is collateralized by substantially all of the Company’s producing assets. At September 30, 2007, the Company had no debt outstanding under the Credit Agreement. The Company used a portion of the net proceeds from its initial public offering in May 2007 to pay down all of the outstanding indebtedness under the Credit Agreement.

The Credit Agreement contains covenants that, among other things, restrict the Company’s ability, subject to certain exceptions, to do the following:

•	incur liens;

•	incur debt;

•	make investments in other persons;

•	declare dividends or redeem or repurchase stock;

•	engage in mergers, acquisitions, consolidations and asset sales or amend the Company’s organizational documents;

•	enter into certain hedging arrangements;

•	amend material contracts; and

•	enter into related party transactions.

With regard to hedging arrangements, the Credit Agreement provides that acceptable commodity hedging arrangements cannot be greater than 80 to 85%, depending on the measurement date, of the Company’s monthly production from its hydrocarbon properties that are used in the borrowing base determination and that the fixed or floor price of the Company’s hedging arrangements must be equal to or greater than the gas price used by the lenders in determining the borrowing base.

The Credit Agreement also requires that the Company satisfy certain affirmative covenants, meet certain financial tests, maintain certain financial ratios and make certain customary indemnifications to lenders and the administrative agent. The financial covenants include requirements to maintain: (i) earnings before income taxes, depreciation, depletion, amortization and accretions (“EBITDA”) to cash interest expense of not less than 3.00 to 1.00, (ii) current ratio of not less than 1.00 to 1.00, (iii) total debt to annualized EBITDA of not more than 3.0 to 1.0, (iv) quarterly total senior debt to annualized EBITDA equal to or less than 3.0 to 1.0 until June 30, 2007 and 2.00 to 1.0 thereafter, and (v) total proved PV-10 value of reserves to total debt of at least 1.50 to 1.00. The Credit Agreement contains customary events of default, including, without limitation, payment defaults, covenant defaults, certain events of bankruptcy and insolvency, defaults in the payment of other material debt, judgment defaults, breaches of representations and warranties, loss of material permits and licenses and a change in control. In addition, the Credit Agreement required us to cure specified title defects

Notes to Financial Statements — (Continued)

within certain time periods. Except for the title defect covenant the compliance with which was waived, the Company was in compliance with the covenants under the Credit Agreement as of September 30, 2007 .

Office Building Loan

On November 15, 2005, the Company entered into a mortgage loan secured by its office building in Sheridan, Wyoming in the aggregate principal amount of $829,000. The promissory note provides for monthly payments of principal and interest in the initial amount of $6,400, and unpaid principal bears interest at 6.875% during the first three years, at a variable base rate thereafter and at 18% upon a default. The variable base rate is based on the lender’s base rate. The maturity date of this mortgage is November 15, 2015, at which time a principal and interest payment of $615,400 will become due. As of September 30, 2007, the Company had $792,000 outstanding in principal on this mortgage.

Note 8 — Equity

Common Stock.  In April 2006, the Company completed a private placement of 12,835,230 shares of common stock at a price of $11.00 per share. The Company received net proceeds of approximately $129.9 million, before offering costs, which were used as follows: (i) approximately $53.6 million to redeem all of the outstanding shares of Series A Redeemable Preferred Stock, including the payment of all accrued and unpaid dividends and a redemption premium, (ii) approximately $27.0 million for the acquisition of the Green River Basin assets, (iii) approximately $16.3 million to repurchase an aggregate of 1,593,783 shares of common stock at a price of $10.23 per share from certain stockholders, and (iv) approximately $33.0 million to fund the Company’s development drilling program, additional out of pocket offering costs and for general corporate purposes.

In May 2007, the Company completed an initial public offering of an aggregate of 3,750,000 shares of common stock at a price per share of $9.00, or $8.37 net of underwriters’ discounts and commissions. In June 2007, the underwriters partially exercised their over-allotment option to purchase 258,614 shares of the Company’s common stock from certain selling stockholders. The Company received net proceeds of approximately $31.4 million from its initial public offering, before out of pocket offering costs of approximately $1.1 million, which were used to pay down the $7.0 million outstanding under the Credit Agreement and will be used to fund the Company’s drilling program and for general corporate purposes.

Preferred Stock.  As of September 30, 2007, there were no shares of preferred stock issued and outstanding. In April 2006, following the initial closing of the Company’s private placement discussed above, the Company redeemed all of the outstanding shares of Series A Redeemable Preferred Stock with a portion of the proceeds from the private placement including the payment of accrued and unpaid dividends of $1.4 million. The difference between the redemption price and the carrying value of the Series A Redeemable Preferred Stock resulted in a $19.6 million redemption premium that was recorded as a dividend expense in the accompanying statements of operations for the nine months ended September 30, 2006.

Warrants.  As of December 31, 2005, there were Series A warrants outstanding to purchase an aggregate 10,530,725 shares of common stock with an exercise price of $4.00 per share. However, immediately prior to the initial closing of the private placement, all outstanding warrants and 1,168,204 escalating options were exchanged in a cashless transaction into an aggregate of 8,062,584 shares of common stock. As of September 30, 2007, there were no outstanding warrants to purchase shares of the Company’s common stock.

Note 9 —	Contingencies

From time to time, the Company may be involved in litigation that arises in the ordinary course of business operations. As of the date of this report, the Company is not a party to any litigation that it believes could reasonably be expected to have a material adverse effect on its financial position, results of operations or cash flows.

Notes to Financial Statements — (Continued)

The Company is currently a defendant in two lawsuits whereby the plaintiff, among other things, is seeking to permanently enjoin the State of Montana and its administrative bodies from issuing licenses or permits to drill on, or from authorizing the removal of ground water from under, the plaintiff’s property. Based on the information available to date, the Company believes the claims are without merit and intends to defend the cases vigorously. Additionally, the Company’s oil and gas operations are subject to various Federal, state and local laws and regulations. The Company could incur significant expense to comply with the new or existing laws and non-compliance could have a material adverse effect on the Company’s operations.

Note 10 —	Subsequent Events

On October 15, 2007, the Company entered into an agreement and plan of merger with Quest Resources Corporation. The merger agreement provides for Quest’s acquisition of all the issued and outstanding shares of the Company’s common stock, par value $0.01 per share, for aggregate consideration of approximately 19.1 million shares of Quest’s common stock. For further information, please see the Company’s Current Report on Form 8-K filed on October 16, 2007.

APPENDIX A

AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER
dated as of
February 6, 2008
among
QUEST RESOURCE CORPORATION,
PINNACLE GAS RESOURCES, INC.
and
QUEST MERGERSUB, INC.

A-i

A-ii

A-iii

Exhibit Number	Document

7.11	Affiliate Letter
7.19	Registration Rights
8.1(f)	Consents

A-iv

GLOSSARY OF DEFINED TERMS

Defined Terms	Where Defined

Agreement	Preamble
Antitrust Laws	Section 7.5(c)
Applicable Laws	Section 5.5(a)
Average Price	Section 4.2(e)
CGAI	Section 6.27(c)
Certificate of Merger	Section 1.1(b)
Certificates	Section 4.2(b)
Closing	Section 1.2
Closing Date	Section 1.2
Code	Recitals
Confidentiality Agreement	Section 7.6
Cut-off Time	Section 5.3
DGCL	Section 1.1(a)
Effective Time	Section 1.1(b)
Environmental Laws	Section 5.13(a)
ERISA	Section 5.11(a)
ERISA Affiliate	Section 5.11(b)
Exchange Act	Section 4.4
Exchange Agent	Section 4.2(a)
Exchange Fund	Section 4.2(a)
Exchange Ratio	Section 4.1(a)
FBR	Section 6.17
Form S-4	Section 5.26
GGAI	Section 6.27(c)
Hazardous Materials	Section 5.13(b)
HSR Act	Section 5.6(b)
Hydrocarbons	Section 5.27(b)
Incentive Stock Options	Section 7.16(b)
JRD	Section 5.17
Letter of Transmittal	Section 4.2(b)
Liens	Section 6.4(a)
Material Adverse Effect	Section 10.9(c)
Merger	Section 1.1(a)
MergerSub	Preamble
MLP	Section 6.6(a)
Oil and Gas Properties	Section 5.27(b)
Original Execution Date	Recitals
Permitted Liens	Section 5.25(a)
Pinnacle	Recitals
Pinnacle Adverse Recommendation Change	Section 7.3(b)
Pinnacle Benefit Plans	Section 5.11(a)
Pinnacle Common Stock	Recitals
Pinnacle Disclosure Letter	Article 5

A-v

Defined Terms	Where Defined

Pinnacle Material Contracts	Section 5.21(a)
Pinnacle Notice of Adverse Recommendation	Section 7.3(b)
Pinnacle Options	Section 4.1(d)
Pinnacle Permits	Section 5.5(b)
Pinnacle Preferred Stock	Section 5.3
Pinnacle Real Property	Section 5.5(c)
Pinnacle Reports	Section 5.7
Pinnacle Reserve Reports	Section 5.27(c)
Pinnacle Stock Plan	Section 4.1(d)
Pinnacle Stockholder Approval	Section 5.20
Pinnacle Superior Proposal	Section 7.3(a)
Pinnacle Takeover Proposal	Section 7.3(a)
Proxy Statement/Prospectus	Section 5.26
Quest	Preamble
Quest Adverse Recommendation Change	Section 7.2(b)
Quest Benefit Plans	Section 6.11(a)
Quest Common Stock	Recitals
Quest Disclosure Letter	Article 6
Quest Material Contracts	Section 6.21(a)
Quest Midstream MLP	Section 10.9(d)
Quest Notice of Adverse Recommendation	Section 7.2(b)
Quest Permits	Section 6.5(b)
Quest Preferred Stock	Section 6.3
Quest Real Property	Section 6.5(c)
Quest Reports	Section 6.7(a)
Quest Reserve Reports	Section 6.27
Quest Rights Agreement	Section 6.24
Quest Stockholder Approval	Section 6.20
Quest Superior Proposal	Section 7.2(a)
Quest Takeover Proposal	Section 7.2(a)
Regulatory Filings	Section 5.6(b)
Representatives	Section 7.2(a)
Returns	Section 5.10
Rule 145 Affiliates	Section 7.11
Sarbanes-Oxley Act	Section 5.7(b)
SEC	Section 4.1(d)
Securities Act	Section 4.2(d)
Subsidiary	Section 10.9(d)
Surviving Corporation	Section 1.1(a)
Takeover Statute	Section 5.24
Taxes	Section 5.10(d)
Termination Date	Section 9.2(a)
Treasury Regulations	Recitals

A-vi

AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER

AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER (the “Agreement”) dated as of February 6, 2008, is by and among Quest Resource Corporation, a Nevada corporation (“Quest”), Pinnacle Gas Resources, Inc., a Delaware corporation (“Pinnacle”), and Quest MergerSub, Inc., a Delaware corporation and a wholly owned Subsidiary of Quest (“MergerSub”).

RECITALS

WHEREAS, on October 15, 2007 (the “Original Execution Date”), Quest, Pinnacle and MergerSub entered into that certain Agreement and Plan of Merger (the “Original Agreement”), which the Board of Directors of each of Quest, Pinnacle and MergerSub desire to amend and restate to effect certain modifications deemed desirable by such Boards of Directors;

WHEREAS, the Board of Directors of Quest and the Board of Directors of Pinnacle have each determined that a business combination between Quest and Pinnacle is fair to and in the best interests of their respective stockholders and presents a unique opportunity for their respective companies to achieve long-term strategic and financial benefits, and accordingly have agreed to effect a business combination upon the terms and subject to the conditions set forth in this Agreement and have approved this Agreement and declared this Agreement and the Merger advisable;

WHEREAS, in furtherance of the foregoing, the Board of Directors of each of Quest, Pinnacle and MergerSub has approved this Agreement and the Merger, upon the terms and subject to the conditions of this Agreement, pursuant to which each share of common stock, par value $0.01 per share, of Pinnacle (the “Pinnacle Common Stock”) issued and outstanding immediately prior to the Effective Time will be converted into the right to receive shares of common stock, par value $0.001 per share, of Quest (the “Quest Common Stock”) as set forth herein, other than Pinnacle Common Stock owned by Quest or MergerSub (or any of their respective direct or indirect wholly owned Subsidiaries);

WHEREAS, concurrently with the execution of the Original Agreement, as a condition and inducement to Quest’s and MergerSub’s willingness to enter into the Original Agreement, Quest and certain stockholders of Pinnacle entered into a support agreement, dated as of the Original Execution Date pursuant to which such stockholders have agreed, subject to the terms thereof, to vote their respective shares of Pinnacle Common Stock in favor of adoption of this Agreement and otherwise to support the Merger upon the terms and conditions set forth therein; and

WHEREAS, concurrently with the execution of this Agreement, as a condition and inducement to Pinnacle’s willingness to enter into this Agreement, Pinnacle and the members of Quest’s Board of Directors, individually and not in their capacities as directors, entered into a support agreement, of even date herewith, pursuant to which such individuals have agreed, subject to the terms thereof, to vote their respective shares of Quest Common Stock in favor of adoption of this Agreement and otherwise to support the Merger upon the terms and conditions set forth therein; and

WHEREAS, for federal income tax purposes, it is intended by the parties hereto that (i) the merger qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and the rules and regulations promulgated thereunder (the “Treasury Regulations”), and (ii) this Agreement constitute a plan of reorganization within the meaning of Section 368 of the Code and such Treasury Regulations.

ACCORDINGLY, in consideration of the foregoing, and of the representations, warranties, covenants and agreements contained in this Agreement, and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties to this Agreement agree to amend and restate the Original Agreement in its entirety as follows:

ARTICLE 1

THE MERGER

Section 1.1  The Merger.

(a) Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, MergerSub shall be merged with and into Pinnacle (the “Merger”) in accordance with Delaware law and this Agreement, and the separate corporate existence of MergerSub shall thereupon cease. Pinnacle shall be the surviving corporation in the Merger (sometimes referred to herein as the “Surviving Corporation”). The Merger shall have the effects specified herein and in the General Corporation Law of the State of Delaware (the “DGCL”). As a result of the Merger, the Surviving Corporation shall become a wholly owned Subsidiary of Quest.

(b) As soon as practicable following the satisfaction or waiver (subject to Applicable Laws) of the conditions set forth in this Agreement, at the Closing, Pinnacle shall cause a properly executed certificate of merger (the “Certificate of Merger”) meeting the requirements of Section 251 of the DGCL to be filed in accordance with such section. The Merger shall become effective at the time of filing of the Certificate of Merger with the Secretary of State of the State of Delaware in accordance with the DGCL or at such later time that Pinnacle and Quest shall have agreed upon and designated in the Certificate of Merger as the effective time of the Merger (the “Effective Time”).

Section 1.2  The Closing.  Upon the terms and subject to the conditions set forth in this Agreement, the closing of the Merger (the “Closing”) shall take place at the offices of Stinson Morrison Hecker LLP, 1201 Walnut Street, Suite 2900, Kansas City, Missouri 64106, at 9:00 a.m., local time, on the first business day immediately following the date of fulfillment or waiver (in accordance with the provisions hereof) of the last to be fulfilled or waived of the conditions set forth in Section 8.1, or, if on such day any condition set forth in Section 8.2 or Section 8.3 has not been fulfilled or waived (in accordance with the provisions hereof) (other than those conditions that by their nature are to be fulfilled at the Closing, but subject to the fulfillment or waiver of such conditions), as soon as practicable after all the conditions set forth in Article 8 have been fulfilled or waived in accordance herewith. The date on which the Closing occurs is hereinafter referred to as the “Closing Date.”

ARTICLE 2

CERTIFICATE OF INCORPORATION AND BYLAWS

Section 2.1  Certificate of Incorporation of the Surviving Corporation.  As of the Effective Time, the certificate of incorporation of MergerSub as in effect immediately prior to the Effective Time shall be the certificate of incorporation of the Surviving Corporation, until thereafter amended as provided therein or by Applicable Law, provided, however, that the certificate of incorporation of the Surviving Corporation shall be amended in the Merger to provide that the Surviving Corporation shall have the name “Quest Western Resource Corporation.”

Section 2.2  Bylaws of the Surviving Corporation.  As of the Effective Time, the bylaws of MergerSub as in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation, until thereafter amended as provided therein or by applicable law, provided, however, that such bylaws shall be amended to reflect the change of the name of the Surviving Corporation as contemplated by Section 2.1.

ARTICLE 3

DIRECTORS AND OFFICERS OF QUEST AND
OF THE SURVIVING CORPORATION

Section 3.1  Board of Directors and Officers of Quest.  Quest shall take all requisite action to cause the directors and executive officers of Quest as of the Closing to be as provided in Section 7.17. Each such director and executive officer shall remain in office until his or her successor shall be elected and qualified or his or her earlier death, resignation or removal in accordance with the articles of incorporation and bylaws of Quest in effect at the time.

Section 3.2  Board of Directors of the Surviving Corporation.  The directors of MergerSub immediately prior to the Effective Time shall be the directors of the Surviving Corporation from and after the Effective Time, until their successors shall be elected and qualified or their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

Section 3.3  Officers of the Surviving Corporation.  The officers of MergerSub immediately prior to the Effective Time shall be the officers of the Surviving Corporation from and after the Effective Time, until their successors shall be elected and qualified or their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

ARTICLE 4

CONVERSION OF SECURITIES

Section 4.1  Conversion of Capital Stock of Pinnacle and MergerSub.

(a) At the Effective Time, the holders of shares of Pinnacle Common Stock issued and outstanding immediately prior to the Effective Time (other than shares of Pinnacle Common Stock to be canceled without payment of any consideration therefor pursuant to Section 4.1(c)) shall, by virtue of the Merger, have the right to receive 0.5278 (the “Exchange Ratio”) of a validly issued, fully paid and nonassessable share of Quest Common Stock in exchange for each share of Pinnacle Common Stock. Each such share of Pinnacle Common Stock shall cease to be outstanding and shall be canceled and shall cease to exist, and each holder of any such share of Pinnacle Common Stock shall thereafter cease to have any rights with respect to such share of Pinnacle Common Stock, except the right to receive, without interest, shares of Quest Common Stock in accordance with Section 4.2, any unpaid dividends and distributions on shares of Quest Common Stock in accordance with Section 4.2(c) and cash for fractional shares in accordance with Section 4.2(e) upon the surrender of the relevant Certificate or cancellation of uncertificated shares.

(b) At the Effective Time, each issued and outstanding share of common stock, par value $0.01 per share, of MergerSub shall be converted, by reason of the Merger, into one fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

(c) At the Effective Time, each share of Pinnacle Common Stock issued and held in Pinnacle’s treasury and each share of Pinnacle Common Stock owned immediately prior to the Effective Time by MergerSub or Quest (or any of their respective direct or indirect wholly owned Subsidiaries) shall, by virtue of the Merger, cease to be issued and shall be canceled without payment of any consideration therefor, and no shares of Quest Common Stock or other consideration shall be delivered in exchange therefor.

(d) At the Effective Time, each stock option to purchase one or more shares of Pinnacle Common Stock (in each case, an “Option”) that is then outstanding, whether or not then exercisable or vested, shall be converted into an obligation of the Surviving Corporation to pay to the holder thereof an amount in cash (reduced by any applicable withholding) equal to the product of (i) the number of shares previously subject to such Option, whether or not then exercisable or vested, and (ii) the excess, if any, of the Consideration Per Share over the exercise price per share previously subject to such Option, and the effect of such action shall extinguish all Options for all purposes. For purposes herein, “Consideration Per Share” means the product obtained by multiplying (x) the Exchange Ratio by (y) the Average Price. The Surviving Corporation shall make all such payments as soon as practicable and, in any event, within ten (10) business days after the Closing Date. Prior to the Effective Time, Pinnacle shall use its reasonable best efforts to take any and all action necessary to effectuate the matters described in this Section 4.1(d).

(e) Immediately prior to the Effective Time, each outstanding award of restricted stock, granted by Pinnacle to a non-employee director of Pinnacle, that has not vested shall become fully vested and each such share of restricted Pinnacle Stock shall be treated at the Effective Time the same as, and have the same rights and be subject to the same conditions, as each share of Pinnacle Common Stock not subject to any restrictions; provided, that, upon vesting the holder may satisfy the applicable withholding tax obligations by returning to the Surviving Corporation a sufficient number of shares of Pinnacle Common Stock equal in value to such obligation. Prior to the Effective Time, Pinnacle shall use its reasonable best efforts to take any and all action necessary to effectuate the matters described in this Section 4.1(e).

(f) At the Effective Time, each other share of restricted stock of Pinnacle that was issued by Pinnacle prior to the Effective Time shall be converted into and exchanged for the right to receive restricted shares of Quest Common Stock (i) equal to the number of shares of such restricted Pinnacle Common Stock immediately prior to the Effective Time multiplied by the Exchange Ratio, and rounded down to the nearest whole share, and (ii) otherwise subject to the terms of the applicable plan of Pinnacle and the agreement or other document evidencing the grant of such restricted stock. Prior to the Effective Time, Pinnacle shall use its reasonable best efforts to take any and all action necessary to effectuate the matters described in this Section 4.1(f).

Section 4.2  Exchange of Certificates Representing Pinnacle Common Stock.

(a) Prior to the Effective Time, Quest shall appoint a bank or trust company reasonably satisfactory to Pinnacle to act as exchange agent (the “Exchange Agent”). Quest shall, when and as needed, deposit, or cause to be deposited with the Exchange Agent, for the benefit of the holders of shares of Pinnacle Common Stock for exchange in accordance with this Article 4, certificates representing the shares of Quest Common Stock to be issued pursuant to Section 4.1 and delivered pursuant to this Section 4.2 in exchange for outstanding shares of Pinnacle Common Stock. When and as needed, Quest shall provide the Exchange Agent immediately following the Effective Time cash sufficient to pay cash in lieu of fractional shares of Quest Common Stock in accordance with Section 4.2(e) (such cash and certificates for shares of Quest Common Stock, together with any dividends or distributions with respect thereto, being hereinafter referred to as the “Exchange Fund”).

(b) Uncertificated shares of Pinnacle Common Stock subject to conversion in accordance with this Agreement shall be automatically cancelled by the transfer agent of Pinnacle, and Quest shall issue to the holders thereof Certificates, or upon the due request of a holder thereof, uncertificated shares of Quest Common Stock, and Quest shall pay any unpaid dividends and distributions on shares of Quest Common Stock in accordance with Section 4.2(c) and cash in lieu of fractional shares in accordance with Section 4.2(e). Promptly after the Effective Time, Quest shall cause the Exchange Agent to mail to each holder of record of one or more certificates (“Certificates”) that immediately prior to the Effective Time represented shares of Pinnacle Common Stock: (A) a letter of transmittal (the “Letter of Transmittal”), which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as Quest may reasonably specify and (B) instructions for use in effecting the surrender of the Certificates in exchange for certificates representing shares of Quest Common Stock, any unpaid dividends and distributions on shares of Quest Common Stock in accordance with Section 4.2(c) and cash in lieu of fractional shares in accordance with Section 4.2(e). Upon surrender of a Certificate for cancellation to the Exchange Agent together with such Letter of Transmittal, duly executed and completed in accordance with the instructions thereto, the holder of such Certificate shall be entitled to receive in exchange therefor (x) a certificate representing that number of whole shares of Quest Common Stock and (y) a check representing the amount of cash in lieu of fractional shares, if any, and unpaid dividends and distributions, if any, which such holder has the right to receive pursuant to the provisions of this Article 4, after giving effect to any required withholding tax, and the Certificate so surrendered shall forthwith be canceled. No interest will be paid or accrued on the cash in lieu of fractional shares and unpaid dividends and distributions, if any, payable to holders of Certificates. In the event of a transfer of ownership of Pinnacle Common Stock that is not registered in the transfer records of Pinnacle, a certificate representing the proper number of shares of Quest Common Stock, together with a check for the cash to be paid in lieu of fractional shares, may be issued to such a transferee if the Certificate representing such Pinnacle Common Stock is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid.

(c) Notwithstanding any other provisions of this Agreement, no dividends or other distributions declared or made after the Effective Time with respect to shares of Quest Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Quest Common Stock issuable upon surrender of such Certificate as a result of the conversion provided in this Article 4 until such Certificate is surrendered as provided herein. Subject to the effect of Applicable Laws, following surrender of any such Certificate, there shall be paid to the holder of the Certificate so surrendered, without interest, (i) at the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date prior to surrender payable with respect to the number of whole shares of Quest Common Stock issued pursuant to Section 4.1, less the amount of any withholding taxes, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender payable with respect to such whole shares of Quest Common Stock, less the amount of any withholding taxes.

(d) At or after the Effective Time, the Surviving Corporation shall pay from funds on hand at the Effective Time any dividends or make other distributions with a record date prior to the Effective Time that may have been declared or made by Pinnacle on shares of Pinnacle Common Stock which remain unpaid at the Effective Time, and, after the Effective Time, there shall be no transfers on the stock transfer books of the Surviving Corporation of the shares of Pinnacle Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to Quest, the presented Certificates shall be canceled and exchanged for certificates representing shares of Quest Common Stock and cash in lieu of fractional shares, if any, deliverable in respect thereof pursuant to this Agreement in accordance with the procedures set forth in this Article 4. Certificates surrendered for exchange by any person constituting an “affiliate” of Pinnacle for purposes of Rule 145(c) under the Securities Act of 1933, as amended (the “Securities Act”), shall not be exchanged until Pinnacle has received a written agreement from such person as provided in Section 7.11.

(e) No fractional shares of Quest Common Stock shall be issued pursuant hereto. In lieu of the issuance of any fractional shares of Quest Common Stock pursuant to Section 4.1(b), cash adjustments will be paid to holders in respect of any fractional shares of Quest Common Stock that would otherwise be issuable, and the amount of such cash adjustment shall be equal to such fractional proportion of the Average Price of Quest Common Stock. “Average Price” means the average of the closing prices of a share of Quest Common Stock, as such price is reported on the NASDAQ Global Market as reported in The Wall Street Journal or such other source as the parties shall agree in writing, for the 15 trading days ending on the third trading day immediately preceding the Effective Time.

(f) Any portion of the Exchange Fund (including the proceeds of any investments thereof and any certificates for shares of Quest Common Stock) that remains undistributed to the former stockholders of Pinnacle one year after the Effective Time shall be delivered to Quest. Any former stockholders of Pinnacle who have not theretofore complied with this Article 4 shall thereafter look only to Quest for delivery of certificates representing their shares of Quest Common Stock and cash in lieu of fractional shares and for any unpaid dividends and distributions on the shares of Quest Common Stock deliverable to such former stockholder pursuant to this Agreement.

(g) None of Quest, Pinnacle, Surviving Corporation, the Exchange Agent or any other person shall be liable to any person for any portion of the Exchange Fund properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

(h) In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Quest, the posting by such person of a bond in such reasonable amount as Quest may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate certificates representing the shares of Quest Common Stock, cash in lieu of fractional shares and unpaid dividends and distributions on shares of Quest Common Stock, as provided in Section 4.2(c), deliverable in respect thereof pursuant to this Agreement.

Section 4.3  Adjustment of Exchange Ratio.  If, between the date of this Agreement and the Effective Time (and as permitted by Section 7.1), the outstanding shares of Pinnacle Common Stock or Quest Common Stock shall have been increased, decreased, changed into or exchanged for a different number of shares or different class, in each case, by reason of any reclassification, recapitalization, stock split, split-up, combination or exchange of shares or a stock dividend or dividend payable in other securities shall be declared with a record date within such period, or any similar event shall have occurred, the Exchange Ratio shall be appropriately adjusted to provide to Quest and the holders of Pinnacle Common Stock the same economic effect as contemplated by this Agreement prior to such event.

Section 4.4  Rule 16b-3 Approval.  Prior to the Closing, Quest and Pinnacle, and their respective Boards of Directors or committees thereof, shall use their reasonable best efforts to take all actions to cause any dispositions of Pinnacle Common Stock (including derivative securities with respect to Pinnacle Common Stock) or acquisitions of Quest Common Stock (including derivative securities with respect to Quest Common Stock) resulting from the transactions contemplated hereby by each individual who is subject to the reporting requirements of Section 16(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to be exempt from Section 16(b) of the Exchange Act under Rule 16b-3 promulgated under the Exchange Act in accordance with the terms and conditions set forth in no-action letters issued by the SEC in similar transactions.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF PINNACLE

Except as set forth in the disclosure letter delivered to Quest by Pinnacle at or prior to the execution of this Agreement (the “Pinnacle Disclosure Letter”) and making reference to the particular subsection of this Agreement to which exception is being taken (provided that any information set forth in one section or subsection of the Pinnacle Disclosure Letter shall be deemed to apply to each other section or subsection thereof to which its relevance is reasonably apparent), Pinnacle represents and warrants to Quest and MergerSub that:

Section 5.1  Existence; Good Standing; Corporate Authority.  Pinnacle is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. Pinnacle is duly qualified to do business and, to the extent such concept or a similar concept exists in the relevant jurisdiction, is in good standing under the laws of any jurisdiction in which the character of the properties owned or leased by it therein or in which the transaction of its business requires such qualification, except where the failure to be so qualified or in good standing, individually or in the aggregate, has not had and is not reasonably likely to have a Pinnacle Material Adverse Effect. Pinnacle has all requisite corporate power and authority to own, operate and lease its properties and to carry on its business as now conducted. The copies of Pinnacle’s certificate of incorporation and bylaws on file with the SEC are true and correct and contain all amendments as of the date of this Agreement.

Section 5.2  Authorization, Validity and Effect of Agreements.  Pinnacle has the requisite corporate power and authority to execute and deliver this Agreement and, upon receipt of the Pinnacle Stockholder Approval, to consummate the transactions contemplated by this Agreement. The execution of this Agreement and the consummation by Pinnacle of the transactions contemplated hereby have been duly authorized by all requisite corporate action on behalf of Pinnacle, other than the receipt of the Pinnacle Stockholder Approval. Pinnacle has duly executed and delivered this Agreement. Assuming this Agreement constitutes the valid and legally binding obligation of the other parties hereto, this Agreement constitutes the valid and legally binding obligation of Pinnacle, enforceable against Pinnacle in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to creditors’ rights and general principles of equity. Assuming the accuracy of the representations and warranties set forth in Section 6.19, Pinnacle has taken all action necessary to render the restrictions set forth in Section 203 of the DGCL, and any other applicable takeover law restricting or purporting to restrict business combinations, inapplicable to this Agreement and the transactions contemplated hereby.

Section 5.3  Capitalization.  The authorized capital stock of Pinnacle consists of 100,000,000 shares of Pinnacle Common Stock and 25,000,000 shares of preferred stock, par value $0.01 per share (“Pinnacle Preferred Stock”). As of February 4, 2008 (the “Cut-off Time”), there were (i) 29,019,751 outstanding shares of Pinnacle Common Stock (which includes outstanding restricted stock), (ii) 881,000 shares of Pinnacle Common Stock reserved for issuance upon exercise of outstanding Pinnacle Options, and (iii) no outstanding shares of Pinnacle Preferred Stock. From the Cut-off Time to the date of this Agreement, no additional shares of Pinnacle Common Stock or Pinnacle Preferred Stock have been issued (other than pursuant to Pinnacle Options which were outstanding as of the Cut-off Time and are included in the number of shares of Pinnacle Common Stock reserved for issuance upon exercise of outstanding Pinnacle Options in clause (ii) above), no additional Pinnacle Options have been issued or granted, and there has been no increase in the number of shares of Pinnacle Common Stock issuable upon exercise of the Pinnacle Options from the number issuable under such Pinnacle Options as of the Cut-off Time. All such issued and outstanding shares of Pinnacle Common Stock are duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights. As of the date of this Agreement, except as set forth in this Section 5.3, there are no outstanding shares of capital stock and there are no options, warrants, calls, subscriptions, convertible securities or other rights, agreements or commitments which obligate Pinnacle or any of its Subsidiaries to issue, transfer, sell or register any shares of capital stock or other voting securities of Pinnacle or any of its Subsidiaries. Pinnacle has no outstanding bonds, debentures, notes or other obligations the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the stockholders of Pinnacle on any matter.

Section 5.4  Subsidiaries.  As of the date of this Agreement, Pinnacle does not have any Subsidiaries.

Section 5.5  Compliance with Laws; Permits.  Except for such matters as, individually or in the aggregate, have not had and are not reasonably likely to have a Pinnacle Material Adverse Effect and except for matters related to taxes and Environmental Laws, which are treated exclusively in Sections 5.10 and 5.13, respectively:

(a) Neither Pinnacle nor any Subsidiary of Pinnacle is in violation of any applicable law, rule, regulation, code, governmental determination, order, treaty, convention, governmental certification requirement or other public limitation, U.S. or non-U.S. (collectively, “Applicable Laws”), and no claim is pending or, to the knowledge of Pinnacle, threatened with respect to any such matters. No condition exists which does or could reasonably be expected to constitute a violation of or deficiency under any Applicable Law by Pinnacle or any Subsidiary of Pinnacle.

(b) Pinnacle and each Subsidiary of Pinnacle hold all permits, licenses, certifications, variations, exemptions, orders, franchises and approvals of all governmental or regulatory authorities necessary for the lawful conduct of their respective businesses (the “Pinnacle Permits”). All Pinnacle Permits are in full force and effect and there exists no default thereunder or breach thereof, and Pinnacle has no notice or actual knowledge that such Pinnacle Permits will not be renewed in the ordinary course after the Effective Time. No governmental authority has given, or to the knowledge of Pinnacle threatened to give, any action to terminate, cancel or reform any Pinnacle Permit.

(c) Pinnacle and each Subsidiary of Pinnacle possess all permits, licenses, operating authorities, orders, exemptions, franchises, variances, consents, approvals or other authorizations required for the present ownership and operation of all its real property or leaseholds (“Pinnacle Real Property”). There exists no material default or breach with respect to, and no party or governmental authority has taken or, to the knowledge of Pinnacle, threatened to take, any action to terminate, cancel or reform any such permit, license, operating authority, order, exemption, franchise, variance, consent, approval or other authorization pertaining to the Pinnacle Real Property.

Section 5.6  No Conflict.

(a) Except as disclosed in Section 5.6(a) of the Pinnacle Disclosure Letter, neither the execution and delivery by Pinnacle of this Agreement nor the consummation by Pinnacle of the transactions contemplated by this Agreement in accordance with the terms hereof will (i) subject to receipt of the Pinnacle Stockholder Approval, conflict with or result in a breach of any provisions of the certificate of incorporation or bylaws of Pinnacle; (ii) violate, or conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination or in a right of termination or cancellation of, or give rise to a right of purchase under, or accelerate the performance required by, or result in the creation of any Lien upon any of the properties of Pinnacle or its Subsidiaries under, or result in being declared void, voidable, or without further binding effect, or otherwise result in a detriment to Pinnacle or any of its Subsidiaries under, any of the terms, conditions or provisions of, any note, bond, mortgage, indenture, deed of trust, license, concession, franchise, permit, lease, contract, agreement, joint venture or other instrument or obligation to which Pinnacle or any of its Subsidiaries is a party, or by which Pinnacle or any of its Subsidiaries or any of their properties may be bound or affected; or (iii) subject to the filings and other matters referred to in Section 5.6(b), contravene or conflict with or constitute a violation of any provision of any law, rule, regulation, judgment, order or decree binding upon or applicable to Pinnacle or any of its Subsidiaries, except as, in the case of matters described in clause (ii) or (iii), individually or in the aggregate, that have not had and are not reasonably likely to have a Pinnacle Material Adverse Effect.

(b) Neither the execution and delivery by Pinnacle of this Agreement nor the consummation by Pinnacle of the transactions contemplated hereby in accordance with the terms hereof will require any consent, approval, qualification or authorization of, or filing or registration with, any court or governmental or regulatory authority, other than filings required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), the Exchange Act, the Securities Act or applicable state securities and “Blue Sky” laws (collectively, the “Regulatory Filings”), and (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, except for any consent, approval, qualification or authorization the failure to obtain which, and for any filing or registration the failure to make which, has not had and is not reasonably likely to have a Pinnacle Material Adverse Effect.

(c) Except as set forth in Section 5.6(c) of the Pinnacle Disclosure Schedule, this Agreement, the Merger and the transactions contemplated hereby do not, and will not, upon consummation of such transactions in accordance with their terms, result in any “change of control” or similar event or circumstance under (i) the terms of any Pinnacle Material Contract or (ii) any contract or plan under which any employees, officers or directors of Pinnacle or any of its Subsidiaries are entitled to payments or benefits, which, in the case of either clause (i) or (ii), gives rise to rights or benefits not otherwise available absent such change of control or similar event and requires either a cash payment or an accounting charge in accordance with U.S. generally accepted accounting principles, or (iii) any material Pinnacle Permit.

Section 5.7  SEC Documents and Compliance.

(a) Pinnacle and its Subsidiaries have filed with the SEC all documents (including exhibits and any amendments thereto) required to be so filed by them since May 10, 2007 (each registration statement, report, proxy statement or information statement (other than preliminary materials) they have so filed, each in the form (including exhibits and any amendments thereto) filed with the SEC, collectively, the “Pinnacle Reports”). Except as described in Section 5.7 of the Pinnacle Disclosure Letter, as of its respective date, each Pinnacle Report (i) complied in all material respects with the applicable requirements of the Exchange Act or the Securities Act, as the case may be, and the rules and regulations thereunder and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading, except for any statements in any Pinnacle Report that have been modified by an amendment to such report filed with the SEC prior to the date hereof. Each of the consolidated balance sheets included in or incorporated by reference into the Pinnacle Reports (including related notes and schedules) complied as to form in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto and fairly presents in all material respects the consolidated financial position of Pinnacle and its Subsidiaries (or such entities as indicated in such balance sheet) as of its date, and each of the consolidated statements of operations, cash flows and changes in stockholders’ equity included in or incorporated by reference into the Pinnacle Reports (including any related notes and schedules) fairly presents in all material respects the results of operations, cash flows or changes in stockholders’ equity, as the case may be, of Pinnacle and its Subsidiaries (or such entities as indicated in such balance sheet) for the periods set forth therein (subject, in the case of unaudited statements, to (x) such exceptions as may be permitted by Form 10-Q of the SEC and (y) normal, recurring year-end audit adjustments which are not material in the aggregate), in each case in accordance with generally accepted accounting principles consistently applied during the periods involved, except as may be noted therein. Except as and to the extent set forth on the consolidated balance sheet of Pinnacle and its Subsidiaries included in the most recent Pinnacle Report filed prior to the date of this Agreement that includes such a balance sheet, including all notes thereto, as of the date of such balance sheet, neither Pinnacle nor any of its Subsidiaries had any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that would be required to be reflected on, or reserved against in, a consolidated balance sheet of Pinnacle or in the notes thereto prepared in accordance with generally accepted accounting principles consistently applied, other than liabilities or obligations which, individually or in the aggregate, have not had and are not reasonably likely to have a Pinnacle Material Adverse Effect.

(b) Since May 10, 2007, the chief executive officer and chief financial officer of Pinnacle have made all certifications (without qualification or exceptions to the matters certified) required by the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and the statements contained in any such certifications are complete and correct; neither Pinnacle nor its officers have received notice from any governmental authority questioning or challenging the accuracy, completeness, form or manner of filing or submission of such certification. Pinnacle has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. Pinnacle’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by Pinnacle in the reports that it files under the Exchange Act are recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the management of Pinnacle as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. To the knowledge of Pinnacle, it has disclosed, based on its most recent evaluations, to Pinnacle’s outside auditors and the audit committee of the board of directors of Pinnacle (A) all significant deficiencies in the design or operation of internal controls over financial reporting and any material weaknesses, which have more than a remote chance to materially adversely affect Pinnacle’s ability to record, process, summarize and report financial data (as defined in Rule 13a-15(f) of the Exchange Act) and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Pinnacle’s internal controls over financial reporting.

(c) Since January 1, 2007, to the knowledge of Pinnacle, neither Pinnacle nor any of its Subsidiaries nor any director, officer, employee, auditor, accountant or representative of Pinnacle or any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Pinnacle or any of its Subsidiaries, including any material complaint, allegation, assertion or claim that Pinnacle or any of its Subsidiaries has a “significant deficiency” or “material weakness” (as such terms are defined in the Public Accounting Oversight Board’s Auditing Standard No. 2, as in effect on the date hereof), in Pinnacle’s controls over financial reporting.

(d) None of Pinnacle or any of its Subsidiaries has, since May 10, 2007, extended or maintained credit, arranged for the extension of credit, or renewed an extension of credit, in the form of a personal loan to or for any director or executive officer (or equivalent thereof) of Pinnacle. No loan or extension of credit is maintained by Pinnacle or its Subsidiaries to which the second sentence of Section 13(k)(1) of the Exchange Act applies.

Section 5.8  Litigation.  Except as described in the Pinnacle Reports filed prior to the date of this Agreement, there are no actions, suits or proceedings pending against Pinnacle or any of its Subsidiaries or, to Pinnacle’s knowledge, threatened against Pinnacle or any of its Subsidiaries, at law or in equity or in any arbitration or similar proceedings, before or by any U.S. federal or state court, commission, board, bureau, agency or instrumentality or any arbitral or other dispute resolution body, that, individually or in the aggregate, have had or are reasonably likely to have a Pinnacle Material Adverse Effect.

Section 5.9  Absence of Certain Changes.  Except as described in Section 5.9 of the Pinnacle Disclosure Letter, from January 1, 2007 to the date of this Agreement, there has not been (i) a Pinnacle Material Adverse Effect or (ii) except as described in the Pinnacle Reports filed with the SEC prior to the date of this Agreement, (A) any material change by Pinnacle or any of its Subsidiaries in any of their respective accounting methods, principles or practices or any of their respective tax methods, practices or elections applicable to Pinnacle’s consolidated financial statements, except as may have been required by a change in law or generally accepted accounting principles; (B) any declaration, setting aside or payment of any dividend or distribution in respect of any capital stock of Pinnacle or any redemption, purchase or other acquisition of any of its equity securities, other than the acquisition by Pinnacle of shares of Pinnacle Common Stock and Pinnacle Options in connection with the forfeiture of such awards for no consideration; (C) any split, combination or reclassification of any capital stock of Pinnacle or any of its Subsidiaries or any issuance or the authorization of any issuance of any other securities in respect of, in lieu of or in substitution for shares of that capital stock; (D) any damage to or any destruction or loss of physical properties owned or used by Pinnacle or any of its Subsidiaries, whether or not covered by insurance, that individually or in the aggregate constitutes a Pinnacle Material Adverse Effect; or (E) any reevaluations by Pinnacle or any of its Subsidiaries of any of their assets which, in accordance with generally accepted accounting principles, Pinnacle will reflect in its consolidated financial statements, including any impairment of assets, and which in the aggregate are material to them, other than changes to financial statements resulting from the impairment of oil and gas assets due to changes in commodity prices.

Section 5.10  Taxes.

(a) All tax returns, statements, reports, declarations, estimates and forms (“Returns”) required to be filed by or with respect to Pinnacle or any of its Subsidiaries (including any Return required to be filed by an affiliated, consolidated, combined, unitary or similar group that included Pinnacle or any of its Subsidiaries) have been properly filed on a timely basis with the appropriate governmental authorities, except to the extent that any failure to file, individually or in the aggregate, has not had and is not reasonably likely to have a Pinnacle Material Adverse Effect, and all taxes that have become due (regardless of whether reflected on any Return) have been duly paid or deposited in full on a timely basis or adequately reserved for in accordance with generally accepted accounting principles, except to the extent that any failure to pay or deposit or make adequate provision for the payment of such taxes, individually or in the aggregate, has not had and is not reasonably likely to have a Pinnacle Material Adverse Effect.

(b) Except to the extent such matters, individually or in the aggregate, have not had and are not reasonably likely to have a Pinnacle Material Adverse Effect, (i) no audit or other administrative proceeding or court proceeding is presently pending with regard to any tax or Return of Pinnacle or any of its Subsidiaries as to which any taxing authority has asserted in writing any claim; (ii) no governmental authority is now asserting in writing any deficiency or claim for taxes or any adjustment to taxes with respect to which Pinnacle or any of its Subsidiaries may be liable; and (iii) neither Pinnacle nor any of its Subsidiaries has any liability for any tax under Treasury Regulation Section 1.1502-6 or any similar provision of any other tax law, except for taxes of the affiliated group of which Pinnacle or any of its Subsidiaries is the common parent, within the meaning of Section 1504(a)(1) of the Code or any similar provision of any other tax law. As of the date of this Agreement, neither Pinnacle nor any of its Subsidiaries has granted any material request, agreement, consent or waiver to extend any period of limitations applicable to the assessment of any tax upon Pinnacle or any of its Subsidiaries. Neither Pinnacle nor any of its Subsidiaries is a party to any closing agreement described in Section 7121 of the Code or any predecessor provision thereof or any similar agreement under any tax law. Neither Pinnacle nor any of its Subsidiaries is a party to, is bound by or has any obligation under any tax sharing, allocation or indemnity agreement or any similar agreement or arrangement other than with respect to any such agreement or arrangement among Pinnacle and any of its Subsidiaries. Since December 31, 2005, Pinnacle has not made or rescinded any material election relating to taxes or settled or compromised any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to any material taxes, or, except as may be required by Applicable Law, made any material change to any of its methods of reporting income or deductions for federal income tax purposes from those employed in the preparation of its most recently filed federal Returns. Pinnacle has not engaged in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4. Neither Pinnacle nor any of its Subsidiaries has been a “controlled corporation” or a “distributing corporation” in any distribution that was purported or intended to be governed by Section 355 of the Code (or any similar provision of state, local or foreign law) (i) occurring during the two-year period ending on the date hereof or (ii) that otherwise constitutes part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) that includes the Merger.

(c) Neither Pinnacle nor any of its Subsidiaries knows of any fact or has taken or failed to take any action that could reasonably be expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368 of the Code.

(d) For purposes of this Agreement, “tax” or “taxes” means all net income, gross income, gross receipts, sales, use, ad valorem, transfer, accumulated earnings, personal holding company, excess profits, franchise, profits, license, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, disability, capital stock or windfall profits taxes, customs duties or other taxes, fees, assessments or governmental charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts imposed by any taxing authority.

Section 5.11  Employee Benefit Plans.

(a) Section 5.11 of the Pinnacle Disclosure Letter contains a list of all Pinnacle Benefit Plans. The term “Pinnacle Benefit Plans” means all employee benefit plans and other benefit arrangements, including all “employee benefit plans” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974 (“ERISA”), whether or not U.S.-based plans, and all other material employee benefit, bonus, incentive, deferred compensation, stock option (or other equity-based), severance, employment, change in control, welfare (including post-retirement medical and life insurance) and fringe benefit plans, practices or agreements, whether or not subject to ERISA or U.S.-based and whether written or oral, sponsored, maintained or contributed to or required to be contributed to by Pinnacle or any of its Subsidiaries or ERISA Affiliates or to which Pinnacle or any of its Subsidiaries or ERISA Affiliates is a party or is required to provide benefits under Applicable Laws. Pinnacle has made available to Quest true and complete copies of the Pinnacle Benefit Plans and, if applicable, the most recent trust agreements, Forms 5500, summary plan descriptions, funding statements, annual reports, actuarial reports and Internal Revenue Service determination or opinion letters for each such plan.

(b) Except to the extent such matters, individually or in the aggregate, have not had and are not reasonably likely to have a Pinnacle Material Adverse Effect: all applicable reporting and disclosure requirements have been met with respect to the Pinnacle Benefit Plans; to the extent applicable, the Pinnacle Benefit Plans comply with the requirements of ERISA and the Code or with the regulations of any applicable jurisdiction, and any Pinnacle Benefit Plan intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the Internal Revenue Service (or is entitled to rely upon a favorable opinion letter issued by the Internal Revenue Service); the Pinnacle Benefit Plans have been maintained and operated in accordance with their terms, and, to Pinnacle’s knowledge, there are no breaches of fiduciary duty in connection with the Pinnacle Benefit Plans; there are no pending or, to Pinnacle’s knowledge, threatened claims against or otherwise involving any Pinnacle Benefit Plan, and no suit, action or other litigation (excluding routine claims for benefits incurred in the ordinary course of Pinnacle Benefit Plan activities) has been brought against or with respect to any Pinnacle Benefit Plan; all material contributions required to be made as of the date of this Agreement to the Pinnacle Benefit Plans have been made or provided for; with respect to any “employee pension benefit plans,” as defined in Section 3(2) of ERISA, that are subject to Title IV of ERISA and have been maintained or contributed to within six years prior to the

Effective Time by Pinnacle, its Subsidiaries or any trade or business (whether or not incorporated) which is under common control, or which is treated as a single employer, with Pinnacle or any of its Subsidiaries under Section 414(b), (c), (m) or (o) of the Code (an “ERISA Affiliate”), (i) neither Pinnacle nor any of its Subsidiaries or ERISA Affiliates has incurred any direct or indirect liability under Title IV of ERISA in connection with any termination thereof or withdrawal therefrom, and (ii) there does not exist any accumulated funding deficiency within the meaning of Section 412 of the Code or Section 302 of ERISA, whether or not waived.

(c) No Pinnacle Benefit Plan (including for such purpose, any employee benefit plan described in Section 3(3) of ERISA which Pinnacle or any of its Subsidiaries or ERISA Affiliates maintained, sponsored or contributed to within the six-year period preceding the Effective Time) is (i) a “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA), (ii) a “multiple employer plan” (within the meaning of Section 413(c) of the Code) or (iii) subject to Title IV or Section 302 of ERISA or Section 412 of the Code. Except as set forth in Section 5.11(c) of the Pinnacle Disclosure Letter, (A) neither the execution of this Agreement nor the consummation of the transactions contemplated hereby shall cause any payments or benefits to any employee, officer or director of Pinnacle or any of its Subsidiaries to be either subject to an excise tax or non-deductible to Pinnacle under Sections 4999 and 280G of the Code, respectively, whether or not some other subsequent action or event would be required to cause such payment or benefit to be triggered, and (B) the execution of, and performance of the transactions contemplated by, this Agreement will not (either alone or upon the occurrence of any additional or subsequent events) constitute an event under any benefit plan, policy, arrangement or agreement or any trust or loan (in connection therewith) that will or may result in any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligations to fund benefits with respect to any employee of Pinnacle or any Subsidiary thereof.

(d) No Pinnacle Benefit Plan provides medical, surgical, hospitalization, death or similar benefits (whether or not insured) for employees or former employees of Pinnacle or any Subsidiary of Pinnacle for periods extending beyond their retirement or other termination of service other than (i) coverage mandated by Applicable Laws, (ii) death benefits under any “pension plan” or (iii) benefits the full cost of which is borne by the current or former employee (or his beneficiary).

(e) From January 1, 2007 to the date of this Agreement, except in the ordinary course of business consistent with past practice or as described in the Pinnacle Reports filed prior to the date of this Agreement, there has not been (i) any granting, or any commitment or promise to grant, by Pinnacle or any of its Subsidiaries to any officer of Pinnacle or any of its Subsidiaries of (A) any increase in compensation or (B) any increase in severance or termination pay (other than increases in severance or termination pay as a result of an increase in compensation in accordance with Section 5.11(e)(i)(A)), (ii) any entry by Pinnacle or any of its Subsidiaries into any employment, severance or termination agreement with any person who is an employee of Pinnacle or any of its Subsidiaries, (iii) any increase in, or any commitment or promise to increase, benefits payable or available under any pre-existing Pinnacle Benefit Plan, except in accordance with the pre-existing terms of that Pinnacle Benefit Plan, (iv) any establishment of, or any commitment or promise to establish, any new Pinnacle Benefit Plan, (v) any amendment of any existing stock options, stock appreciation rights, performance awards or restricted stock awards or (vi) except in accordance with and under pre-existing compensation policies, any grant, or any commitment or promise to grant, any stock options, stock appreciation rights, performance awards, or restricted stock awards.

Section 5.12  Labor Matters.

(a) Neither Pinnacle nor any of its Subsidiaries is a party to, or bound by, any collective bargaining agreement or similar contract, agreement or understanding with a labor union or similar labor organization. As of the date of this Agreement, to Pinnacle’s knowledge, there are no organizational efforts with respect to the formation of a collective bargaining unit presently being made or threatened.

(b) Except for such matters as, individually or in the aggregate, have not had and are not reasonably likely to have a Pinnacle Material Adverse Effect, (i) neither Pinnacle nor any Subsidiary of Pinnacle has received any written complaint of any unfair labor practice or other unlawful employment practice or any written notice of any material violation of any federal, state or local statutes, laws, ordinances, rules, regulations, orders or directives with respect to the employment of individuals by, or the employment practices of, Pinnacle or any Subsidiary of Pinnacle or the work conditions or the terms and conditions of employment and wages and hours of their respective businesses and (ii) there are no unfair labor practice charges or other employee-related complaints against Pinnacle or any Subsidiary of Pinnacle pending or, to the knowledge of Pinnacle, threatened, before any governmental authority by or concerning the employees working in their respective businesses.

Section 5.13  Environmental Matters.

(a) Except as described in the Pinnacle Reports filed with the SEC prior to the date of this Agreement, Pinnacle and each Subsidiary of Pinnacle has been and is in compliance with all applicable orders of any court, governmental authority or arbitration board or tribunal and any applicable law, ordinance, rule, regulation or other legal requirement (including common law) related to human health and the environment (“Environmental Laws”) except for such matters as, individually or in the aggregate, have not had and are not reasonably likely to have a Pinnacle Material Adverse Effect. There are no past or present facts, conditions or circumstances that interfere with the conduct of any of their respective businesses in the manner now conducted or which interfere with continued compliance with any Environmental Law, except for any non-compliance or interference that, individually or in the aggregate, has not had and is not reasonably likely to have a Pinnacle Material Adverse Effect.

(b) Except for such matters as, individually or in the aggregate, have not had and are not reasonably likely to have a Pinnacle Material Adverse Effect, no judicial or administrative proceedings or governmental investigations are pending or, to the knowledge of Pinnacle, threatened against Pinnacle or its Subsidiaries that allege the violation of or seek to impose liability pursuant to any Environmental Law, and there are no past or present facts, conditions or circumstances at, on or arising out of, or otherwise associated with, any current (or, to the knowledge of Pinnacle or its Subsidiaries, former) businesses, assets or properties of Pinnacle or any Subsidiary of Pinnacle, including but not limited to on-site or off-site disposal, release or spill of any material, substance or waste classified, characterized or otherwise regulated as hazardous, toxic, pollutant, contaminant or words of similar meaning under Environmental Laws, including petroleum or petroleum products or byproducts (“Hazardous Materials”) which violate Environmental Law or are reasonably likely to give rise to (i) costs, expenses, liabilities or obligations for any cleanup, remediation, disposal or corrective action under any Environmental Law, (ii) claims arising for personal injury, property damage or damage to natural resources, or (iii) fines, penalties or injunctive relief.

(c) Neither Pinnacle nor any of its Subsidiaries has (i) received any notice of noncompliance with, violation of, or liability or potential liability under any Environmental Law or (ii) entered into any consent decree or order or is subject to any order of any court or governmental authority or tribunal under any Environmental Law or relating to the cleanup of any Hazardous Materials, except for any such matters as have not had and are not reasonably likely to have a Pinnacle Material Adverse Effect.

Section 5.14  Intellectual Property.  Pinnacle and its Subsidiaries own or possess adequate licenses or other valid rights to use all patents, patent rights, know-how, trade secrets, trademarks, trademark rights and other proprietary information and other proprietary intellectual property rights used or held for use in connection with their respective businesses as currently being conducted, except where the failure to own or possess such licenses and other rights, individually or in the aggregate, has not had and is not reasonably likely to have a Pinnacle Material Adverse Effect, and there are no assertions or claims challenging the validity of any of the foregoing that, individually or in the aggregate, have not had and are not reasonably likely to have a Pinnacle Material Adverse Effect. The conduct of Pinnacle’s and its Subsidiaries’ respective businesses as currently conducted does not conflict with any patents, patent rights, licenses, trademarks, trademark rights, trade names, trade name rights or copyrights of others, except for such conflicts that, individually or in the aggregate, have not had and are not reasonably likely to have a Pinnacle Material Adverse Effect. There is no material infringement of any proprietary right owned by or licensed by or to Pinnacle or any of its Subsidiaries, except for such infringements that, individually or in the aggregate, have not had and are not reasonably likely to have a Pinnacle Material Adverse Effect.

Section 5.15  Decrees, Etc.  Except for such matters as, individually or in the aggregate, have not had and are not reasonably likely to have a Pinnacle Material Adverse Effect, (a) no order, writ, fine, injunction, decree, judgment, award or determination of any court or governmental authority or any arbitral or other dispute resolution body has been issued or entered against Pinnacle or any Subsidiary of Pinnacle that continues to be in effect that materially affects the ownership or operation of any of their respective assets, and (b) no criminal order, writ, fine, injunction, decree, judgment or determination of any court or governmental authority has been issued against Pinnacle or any Subsidiary of Pinnacle.

Section 5.16   Insurance.

(a) Except for such matters as, individually or in the aggregate, have not had and are not reasonably likely to have a Pinnacle Material Adverse Effect, Pinnacle and its Subsidiaries maintain insurance coverage with financially responsible insurance companies in such amounts and against such losses as are customary in the industries in which Pinnacle and its Subsidiaries operate on the date of this Agreement.

(b) Except for such matters as, individually or in the aggregate, have not had and are not reasonably likely to have a Pinnacle Material Adverse Effect, no event relating specifically to Pinnacle or its Subsidiaries has occurred that could reasonably be expected, after the date of this Agreement, to result in material upward adjustment in premiums under any insurance policies they maintain. Excluding insurance policies that have expired and been replaced in the ordinary course of business, no excess liability or protection and indemnity insurance policy has been canceled by the insurer within one year prior to the date of this Agreement, and no threat in writing has been made to cancel (excluding cancellation upon expiration or failure to renew) any such insurance policy of Pinnacle or any Subsidiary of Pinnacle during the period of one year prior to the date of this Agreement. Prior to the date of this Agreement, no event has occurred, including the failure by Pinnacle or any Subsidiary of Pinnacle to give any notice or information or by giving any inaccurate or erroneous notice or information, which materially limits or impairs the rights of Pinnacle or any Subsidiary of Pinnacle under any such excess liability or protection and indemnity insurance policies.

Section 5.17  No Brokers.  Pinnacle has not entered into any contract, arrangement or understanding with any person or firm which may result in the obligation of Quest or Pinnacle to pay any finder’s fees, brokerage or other like payments in connection with the negotiations leading to this Agreement or the consummation of the transactions contemplated hereby, except that Pinnacle has retained Jefferies Randall & Dewey, a division of Jefferies & Company, Inc. (“JRD”), as its financial advisor, the fees of which shall not exceed those set forth in Section 5.17 of the Pinnacle Disclosure Letter.

Section 5.18  Opinion of Financial Advisor and Board Approval.  The Board of Directors of Pinnacle has received the opinion of JRD to the effect that, subject to the assumptions, qualifications and limitations relating to such opinion, the Exchange Ratio is fair, from a financial point of view, as of the date of this Agreement, to the holders of Pinnacle Common Stock other than Quest or any of its affiliates, it being agreed that none of Quest or MergerSub has any rights with respect to such opinion. Pinnacle’s Board of Directors, at a meeting duly called and held, (i) determined that this Agreement and the transactions contemplated hereby are advisable and in the best interests of the stockholders of Pinnacle, (ii) approved this Agreement and the transactions contemplated hereby and (iii) recommended adoption of this Agreement by the stockholders of Pinnacle. Pinnacle shall provide Quest (solely for informational purposes) a true, correct and complete copy of such opinion promptly following the date of this Agreement.

Section 5.19  Quest Stock Ownership.  Neither Pinnacle nor any of its Subsidiaries owns any shares of capital stock of Quest or any other securities convertible into or otherwise exercisable to acquire shares of capital stock of Pinnacle or has the right to acquire or vote such shares under any agreement, arrangement or understanding, whether or not in writing, nor does it have any agreement, arrangement or understanding, whether or not in writing, for the purpose of acquiring, holding, voting or disposing of such shares or other securities. Pinnacle is not an “interested stockholder” (within the meaning of Nevada Revised Statutes Section 78.423) with respect to Quest and has not, within the last three years, been an “interested stockholder” with respect to Quest.

Section 5.20  Vote Required.  Assuming the accuracy of the representations and warranties set forth in Section 6.19, the only vote of the holders of any class or series of Pinnacle capital stock necessary to approve any transaction contemplated by this Agreement is the affirmative vote in favor of the adoption of this Agreement by the holders of at least a majority of the outstanding shares of Pinnacle Common Stock (the “Pinnacle Stockholder Approval”).

Section 5.21  Certain Contracts.

(a) Except for this Agreement and except as filed as an exhibit to the Pinnacle Reports, neither Pinnacle nor any of its Subsidiaries is a party to or bound by any “material contract” (as such term is defined in item 601(b)(10) of Regulation S-K of the SEC) (all contracts of the type described in this Section 5.21(a) being referred to herein as the “Pinnacle Material Contracts”).

(b) Each Pinnacle Material Contract is in full force and effect, and Pinnacle and each of its Subsidiaries have in all material respects performed all obligations required to be performed by them to date under each Pinnacle Material Contract to which they are party, except where such failure to be in full force and effect or such failure to perform, individually or in the aggregate, has not had and is not reasonably likely to have a Pinnacle Material Adverse Effect. Except for such matters as, individually or in the aggregate, have not had and are not reasonably likely to have a Pinnacle Material Adverse Effect, neither Pinnacle nor any of its Subsidiaries (x) knows of, or has received written notice of, any breach of or violation or default under (nor, to the knowledge of Pinnacle, does there exist any condition which with the passage of time or the giving of notice or both would result in such a violation or default under) any Pinnacle Material Contract or (y) has received written notice of the desire of the other party or parties to any such Pinnacle Material Contract to exercise any rights such party has to cancel, terminate or repudiate such contract or exercise remedies thereunder. Each Pinnacle Material Contract is enforceable by Pinnacle or a Subsidiary of Pinnacle in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to creditors’ rights and general principles of equity, except where such unenforceability does not constitute, individually or in the aggregate, a Pinnacle Material Adverse Effect.

Section 5.22  Capital Expenditure Program.  Section 5.22 of the Pinnacle Disclosure Letter accurately sets forth in all material respects the capital expenditures that are forecast, as of the date of this Agreement, to be incurred by Pinnacle and its Subsidiaries during 2008 on a quarterly basis.

Section 5.23  Improper Payments.  No bribes, kickbacks or other similar payments have been made in violation of Applicable Laws by Pinnacle or any Subsidiary of Pinnacle or agent of any of them in connection with the conduct of their respective businesses or the operation of their respective assets, and neither Pinnacle or any Subsidiary of Pinnacle nor any agent of any of them has received any such payments from vendors, suppliers or other persons.

Section 5.24  Takeover Statutes; Rights Plans.  Assuming the accuracy of the representations of Quest in Section 6.19 hereof, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby will not cause to be applicable to the Merger the restrictions on “business combinations” set forth in Section 203 of the DGCL or any similar provision (a “Takeover Statute”). Pinnacle does not have any preferred share purchase rights plan or similar rights plan in effect.

Section 5.25  Title, Ownership and Related Matters.

(a) Pinnacle and its Subsidiaries have, free and clear of all Liens except for Permitted Liens, defensible title to their respective inventory, equipment and other tangible and intangible property, including the natural gas production, gathering and processing equipment owned and/or operated by Pinnacle or its Subsidiaries and related spare parts as may be reduced by the consumption thereof, or increased through the replacement thereof or addition thereto, in the ordinary course of maintenance and operation of their respective businesses, in each case as necessary to permit Pinnacle and its Subsidiaries to conduct their respective businesses as currently conducted in all material respects. As used in this Agreement, the term “Permitted Liens” shall mean Liens for taxes not yet due and payable; statutory Liens of lessors; Liens of carriers, warehousemen, repairmen, mechanics and materialmen arising by operation of law in the ordinary course of business; Liens incurred in the ordinary course of business that secure obligations not yet due and payable; Liens securing indebtedness of Pinnacle and its Subsidiaries or Quest and its Subsidiaries outstanding as of the date of this Agreement or incurred in accordance with Section 7.1 hereof and Liens incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security.

(b) Each of Pinnacle and its Subsidiaries has complied in all respects with the terms of all leases to which it is a party and under which it is in occupancy, except as, individually or in the aggregate, have not had and are not reasonably likely to have a Pinnacle Material Adverse Effect, and all leases to which Pinnacle or any of its Subsidiaries is a party or under which it is in occupancy are in full force and effect. Each of Pinnacle and its Subsidiaries enjoys peaceful and undisturbed possession of the properties or assets purported to be leased under its material leases. As used in this Section 5.25(b), the term “leases” does not include Oil and Gas Properties.

(c) Neither Pinnacle nor any of its Subsidiaries has received any written notice from any person disputing or challenging its ownership of the fee interests, easements or rights-of-way through which any of its pipeline or gathering systems extend, other than disputes or challenges that have not had or are not reasonably likely to have a Pinnacle Material Adverse Effect.

Section 5.26   Proxy Statement.  None of the information to be supplied by Pinnacle for inclusion in (a) the joint proxy statement relating to Pinnacle Stockholder Approval and Quest Stockholder Approval (in each case, as defined below) (also constituting the prospectus in respect of the Quest Common Stock into which Pinnacle Common Stock will be converted) (the “Proxy Statement/Prospectus”), to be filed by Pinnacle and Quest with the SEC, and any amendments or supplements thereto, or (b) the Registration Statement on Form S-4 (the “Form S-4”) to be filed by Quest with the SEC in connection with the Merger, and any amendments or supplements thereto, will, at the respective times such documents are filed, and, in the case of the Proxy Statement/Prospectus, at the time the Proxy Statement/Prospectus or any amendment or supplement thereto is first mailed to Pinnacle and Quest stockholders, at the time of Pinnacle Stockholders Approval and the Quest Stockholders Approval and at the Effective Time, and, in the case of the Registration Statement, when it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be made therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

Section 5.27  Properties; Oil and Gas Matters.

(a) All major items of operating equipment owned or leased by Pinnacle or its Subsidiaries in connection with the operation of its Oil and Gas Properties are, in the aggregate, in a state of repair so as to be adequate in all material respects for reasonably prudent operations in the areas in which they are operated, except as have not had and are not reasonably likely to have, individually or in the aggregate, a Pinnacle Material Adverse Effect.

(b) Except for goods and other property sold, used or otherwise disposed of since the dates of the respective Pinnacle Reserve Reports (defined in clause (c) below) in the ordinary course of business or reflected as having been sold, used or otherwise disposed of in Pinnacle SEC Reports, as of the date of this Agreement, Pinnacle and its Subsidiaries have good and defensible title to, or valid leases or contractual rights to, all equipment and other personal property used or necessary for use in the operation of its Oil and Gas Properties in the manner in which such properties were operated prior to the date hereof. For purposes of this Agreement, “Oil and Gas Properties” means direct and indirect interests in and rights with respect to oil, gas, mineral, and related properties and assets of any kind and nature, direct or indirect, including working, leasehold and mineral interests and operating rights and royalties, overriding royalties, production payments, net profit interests and other non-working interests and non-operating interests; all interests in rights with respect to oil, condensate, gas, casinghead gas and other liquid or gaseous hydrocarbons (collectively, “Hydrocarbons”) and other minerals or revenues therefrom, all contracts in connection therewith and claims and rights thereto (including all oil and gas leases, operating agreements, unitization and pooling agreements and orders, division orders, transfer orders, mineral deeds, royalty deeds, oil and gas sales, exchange and processing contracts and agreements, and in each case, interests thereunder), surface interests, fee interests, reversionary interests, reservations, and concessions; all easements, rights of way, licenses, permits, leases, and other interests associated with, appurtenant to, or necessary for the operation of any of the foregoing; and all interests in equipment and machinery (including wells, well equipment and machinery), oil and gas production, gathering, transmission, treating, processing, and storage facilities (including tanks, tank batteries, pipelines, and gathering systems), pumps, water plants, electric plants, gasoline and gas processing plants, refineries, and other tangible personal property and fixtures associated with, appurtenant to, or necessary for the operation of any of the foregoing.

(c) Except for property sold or otherwise disposed of since the dates of the respective Pinnacle Reserve Reports in the ordinary course of business or reflected as having been sold or otherwise disposed of in Pinnacle SEC Reports, as of the date of this Agreement, Pinnacle and its Subsidiaries have good and defensible title to all Oil and Gas Properties forming the basis for the reserves reflected in the reserve reports of Netherland, Sewell & Associates, Inc. (“NSAI”) relating to Pinnacle interests referred to therein as of December 31, 2006 and in the internal reserve reports prepared by Pinnacle and furnished to Quest (the “Pinnacle Reserve Reports”), and in each case as attributable to interests owned by Pinnacle and its Subsidiaries, free and clear of any liens, except: (a) liens reflected in the Reserve Reports or in Pinnacle SEC Documents filed prior to the date of this Agreement, and (b) such imperfections of title, easements, liens, government or tribal approvals or other matters and failures of title as, individually or in the aggregate, have not had and are not reasonably likely to have a Pinnacle Material Adverse Effect. Except as has not had and is not reasonably likely to have, individually or in the aggregate, a Pinnacle Material Adverse Effect, all material proceeds from the sale of hydrocarbons produced from the Oil and Gas Properties of Pinnacle and its Subsidiaries are being received by them in a timely manner and are not being held in suspense for any reason. To Pinnacle’s knowledge, the gross and net undeveloped acreage of Pinnacle and its Subsidiaries as most recently reported in a Pinnacle SEC Report was correct in all material respects as of the date of such Pinnacle SEC Report, and there have been no changes in such gross and net undeveloped acreage since such date which have had or are reasonably likely to have a Pinnacle Material Adverse Effect.

(d) The leases and other agreements pursuant to which Pinnacle and its Subsidiaries lease or otherwise acquire or obtain operating rights affecting any real or personal property given value in Pinnacle Reserve Reports are in good standing, valid and effective, and the rentals due by Pinnacle or any of its Subsidiaries to any lessor of any such oil and gas leases have been properly paid, except in each case as, individually or in the aggregate, have not had and are not reasonably likely to have a Pinnacle Material Adverse Effect. Pinnacle and its Subsidiaries have paid all royalties, overriding royalties and other burdens on production due by Pinnacle and its Subsidiaries with respect to their Oil and Gas Properties, except for any non-payment of which, individually or in the aggregate, has not had and is not reasonably likely to have a Pinnacle Material Adverse Effect.

(e) For the purposes of this Agreement, “good and defensible title” means title that is free from reasonable doubt to the end that a reasonable person engaged in the business of purchasing and owning, developing, and operating producing oil and gas properties in the geographical areas in which they are located, with knowledge of all of the material facts and their legal bearing, would be willing to accept the same in a transaction involving interests of comparable magnitude to those of Pinnacle or Quest reflected in Pinnacle Reserve Reports or the Quest Reserve Reports, respectively, taken as a whole, which title (i) entitles Pinnacle or Quest, as the case may be (or their respective Subsidiaries), to receive a percentage of the hydrocarbons produced, saved and marketed from the respective oil, gas and mineral lease, unit or well throughout the duration of the productive life of such lease, unit or well, which is not less than the “net revenue interest” shown on the Pinnacle Reserve Report or the Quest Reserve Report, as the case may be, for such lease, unit or well, except for decreases in connection with those operations in which Pinnacle or Quest (or their respective Subsidiaries), as applicable, may be or hereafter become a non-consenting co-owner; (ii) obligates Pinnacle or Quest (or their respective Subsidiaries), as the case may be, to bear a percentage of the costs and expenses associated with the ownership, operation, maintenance and repair of any oil, gas and mineral lease, unit or well which is not greater than the “working interest” shown on the Pinnacle Reserve Report or the Quest Reserve Report, as the case may be, with respect to such lease, unit or well, without increase throughout the life of such lease, unit or well other than (x) increases accompanied by at least a proportionate interest in the net revenue interest, (y) increases reflected in the Pinnacle Reserve Report or the Quest Reserve Report, as

applicable, and (z) increases resulting from contribution requirements with respect to defaulting co-owners under applicable operating agreements that are accompanied by at least a proportionate increase in the net revenue interest.

(f) All information (excluding assumptions and estimates but including the statement of the percentage of reserves from the oil and gas wells and other interests evaluated therein to which Pinnacle or its Subsidiaries are entitled and the percentage of the costs and expenses related to such wells or interests to be borne by Pinnacle or its Subsidiaries) supplied to NSAI, in each case relating to Pinnacle interests referred to in Pinnacle Reserve Reports as of December 31, 2006, by or on behalf of Pinnacle and its Subsidiaries that was material to such firms’ estimates of proved oil and gas reserves attributable to the Oil and Gas Properties of Pinnacle and its Subsidiaries in connection with the preparation of Pinnacle Reserve Reports was (at the time supplied or as modified or amended prior to the issuance of Pinnacle Reserve Reports) to Pinnacle’s knowledge accurate in all material respects and Pinnacle has no knowledge of any material errors in such information that existed at the time of such issuance.

(g) Except as has not had and is not reasonably likely to have, individually or in the aggregate, a Pinnacle Material Adverse Effect, all Oil and Gas Properties operated by Pinnacle or its Subsidiaries have been operated in accordance with reasonable, prudent oil and gas field practices and in compliance with the applicable oil and gas leases and applicable law.

(h) Neither Pinnacle nor any of its Subsidiaries has produced hydrocarbons from its Oil and Gas Properties in excess of regulatory allowables or other applicable limits on production that could result in curtailment of production from any such property, except any such violations which, individually or in the aggregate, have not had and are not reasonably likely to have a Pinnacle Material Adverse Effect.

(i) Except as set forth in Section 5.27(i) of the Pinnacle Disclosure Letter, none of the material Oil and Gas Properties of Pinnacle or any of its Subsidiaries is subject to any preferential purchase, consent or similar right which would become operative as a result of the transactions contemplated by this Agreement.

(j) None of the Oil and Gas Properties of Pinnacle or any of its Subsidiaries are subject to any tax partnership agreement or provisions requiring a partnership income tax return to be filed under Subchapter K of Chapter 1 of Subtitle A of the Code.

(k) Attached as Section 5.27(k) of the Pinnacle Disclosure Letter is a schedule of all remaining costs and expenses for the plugging and abandonment by Pinnacle of wells for which Pinnacle is liable pursuant to any Applicable Law or contract, which schedule is true and correct as of its date.

Section 5.28  Hedging.  Section 5.28 of the Pinnacle Disclosure Letter sets forth for the periods shown all obligations of Pinnacle and each of its Subsidiaries for the delivery of Hydrocarbons attributable to any of the properties of Pinnacle or any of its Subsidiaries in the future on account of prepayment, advance payment, take-or-pay, forward sale or similar obligations without then or thereafter being entitled to receive full value therefor. Except as set forth in Section 5.28 of the Pinnacle Disclosure Letter, as of the date of this Agreement, neither Pinnacle nor any of its Subsidiaries is bound by futures, hedge, swap, collar, put, call, floor, cap, option or other contracts that are intended to benefit from, relate to or reduce or eliminate the risk of fluctuations in the price of commodities, including Hydrocarbons, or securities.

Section 5.29  Gas Regulatory Matters.  None of Pinnacle or any of its Subsidiaries is a gas utility under Applicable Law.

ARTICLE 6

REPRESENTATIONS AND WARRANTIES OF QUEST AND MERGERSUB

Except as set forth in the disclosure letter delivered to Pinnacle by Quest at or prior to the execution of this Agreement (the “Quest Disclosure Letter”) and making reference to the particular subsection of this Agreement to which exception is being taken (provided that any information set forth in one section or subsection of the Quest Disclosure Letter shall be deemed to apply to each other section or subsection thereof to which its relevance is reasonably apparent), Quest and MergerSub, jointly and severally, represent and warrant to Pinnacle that:

Section 6.1  Existence; Good Standing; Corporate Authority.  Quest is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Nevada. MergerSub is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. Each of Quest and MergerSub is duly qualified to do business and, to the extent such concept or a similar concept exists in the relevant jurisdiction, is in good standing under the laws of any jurisdiction in which the character of the properties owned or leased by it therein or in which the transaction of its business requires such qualification, except where the failure to be so qualified or in good standing, individually or in the aggregate, has not had and is not reasonably likely to have a Quest Material Adverse Effect. Each of Quest and MergerSub has all requisite corporate power and authority to own, operate and lease its properties and to carry on its business as now conducted. The copies of the articles or certificate of incorporation and bylaws of Quest and MergerSub previously made available to Pinnacle are true and correct and contain all amendments as of the date of this Agreement.

Section 6.2  Authorization, Validity and Effect of Agreements.  Each of Quest and MergerSub has the requisite corporate power and authority to execute and deliver this Agreement and, upon receipt of the Quest Stockholder Approval, to consummate the transactions contemplated by this Agreement. The execution of this Agreement and the consummation by each of Quest and MergerSub of the transactions contemplated hereby have been duly authorized by all requisite corporate action on behalf of each of them, other than (i) the receipt of Quest Stockholder Approval, and (ii) the adoption of this Agreement by Quest in its capacity as sole stockholder of MergerSub. Each of Quest and MergerSub has duly executed and delivered this Agreement. Assuming this Agreement constitutes a valid and legally binding obligation of Pinnacle, this Agreement constitutes the valid and legally binding obligation of each of Quest and MergerSub, enforceable against Quest and MergerSub in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to creditors’ rights and general principles of equity. Assuming the accuracy of the representations and warranties set forth in Section 5.19, MergerSub has taken all action necessary to render the restrictions set forth in Section 203 of the DGCL, and Quest has taken all action necessary to render the restrictions set forth in Nevada Revised Statutes Section 78.411 et seq., and any other applicable takeover law restricting or purporting to restrict business combinations, inapplicable to this Agreement and the transactions contemplated hereby.

Section 6.3   Capitalization.  The authorized capital stock of Quest consists of 200,000,000 shares of Quest Common Stock and 50,000,000 shares of preferred stock, par value $0.001 per share (“Quest Preferred Stock”), of which 500,000 shares have been designated as Series A Convertible Preferred Stock and 100,000 shares have been designated as Series B Junior Participating Preferred Stock. As of the Cut-off Time, there were (i) 22,472,145 outstanding shares of Quest Common Stock, (ii) 1,341,928 shares of Quest Common Stock reserved for issuance upon exercise of outstanding Quest Options or to be issued upon vesting of outstanding equity awards, and (ii4i) no outstanding shares of Quest Preferred Stock, including the Series A Convertible Preferred Stock and the Series B Junior Participating Preferred Stock, which Series B Junior Participating Preferred Stock has been reserved for issuance upon the exercise of the preferred stock purchase rights issued under the Quest Rights Agreement. From the Cut-off Time to the date of this Agreement, no additional shares of Quest Common Stock have been issued (other than pursuant to Quest Options which were outstanding as of the Cut-off Time and are included in the number of shares of Quest Common Stock reserved for issuance upon exercise of outstanding Quest Options in clause (ii) above), no additional Quest Options have been issued or granted, and there has been no increase in the number of shares of Quest Common Stock issuable upon exercise of the Quest Options from those issuable under such Quest Options as of the Cut-off Time. All such issued and outstanding shares of Quest Common Stock are duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights. As of the date of this Agreement, except as set forth in Section 6.3 of the Quest Disclosure Letter, there are no outstanding shares of capital stock and there are no options, warrants, calls, subscriptions, convertible securities or other rights, agreements or commitments which obligate Quest or any of its Subsidiaries to issue, transfer, sell or register any shares of capital stock or other voting securities of Quest or any of its Subsidiaries. Quest has no outstanding bonds, debentures, notes or other obligations the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the stockholders of Quest on any matter.

Section 6.4  Subsidiaries.

(a) Each of Quest’s Subsidiaries is a corporation or other legal entity duly organized, validly existing and, to the extent such concept or a similar concept exists in the relevant jurisdiction, in good standing under the laws of its jurisdiction of incorporation or organization, has the corporate or other entity power and authority to own, operate and lease its properties and to carry on its business as it is now being conducted, and is duly qualified to do business and is in good standing (where applicable) in each jurisdiction in which the ownership, operation or lease of its property or the conduct of its business requires such qualification, except for jurisdictions in which such failure to be so qualified or in good standing, individually or in the aggregate, has not had and is not reasonably likely to have a Quest Material Adverse Effect. As of the date of this Agreement, all of the outstanding shares of capital stock of, or other ownership interests in, each of Quest’s Subsidiaries are duly authorized, validly issued, fully paid and nonassessable (except as nonassessability may be affected by Applicable Law), and are owned, directly or indirectly, by Quest free and clear of all mortgages, deeds of trust, liens, security interests, pledges, leases, conditional sale contracts, charges, privileges, easements, rights of way, reservations, options, rights of first refusal and other encumbrances (“Liens”) other than Permitted Liens.

(b) All of the outstanding capital stock of MergerSub is owned directly by Quest. MergerSub has been formed solely for the purpose of engaging in the transactions contemplated hereby and, as of the Effective Time, will not have engaged in any activities other than in connection with the transactions contemplated by this Agreement. Immediately prior to the Effective Time, MergerSub will have 100 outstanding shares of its common stock, par value $0.01 per share, which shares will be validly issued, fully paid, nonassessable and free of preemptive rights.

Section 6.5  Compliance with Laws; Permits.  Except for such matters as, individually or in the aggregate, have not had and are not reasonably likely to have a Quest Material Adverse Effect and except for matters related to taxes and Environmental Laws, which are treated exclusively in Sections 6.10 and 6.13, respectively:

(a) Neither Quest nor any Subsidiary of Quest is in violation of any Applicable Laws, and no claim is pending or, to the knowledge of Quest, threatened with respect to any such matters. No condition exists which does or could reasonably be expected to constitute a violation of or deficiency under any Applicable Law by Quest or any Subsidiary of Quest.

(b) Quest and each Subsidiary of Quest hold all permits, licenses, certifications, variations, exemptions, orders, franchises and approvals of all governmental or regulatory authorities necessary for the lawful conduct of their respective businesses (the “Quest Permits”). All Quest Permits are in full force and effect and there exists no default thereunder or breach thereof, and Quest has no notice or actual knowledge that such Quest Permits will not be renewed in the ordinary course after the Effective Time. No governmental authority has given, or to the knowledge of Quest threatened to give, any action to terminate, cancel or reform any Quest Permit.

(c) Quest and each Subsidiary of Quest possess all permits, licenses, operating authorities, orders, exemptions, franchises, variances, consents, approvals or other authorizations required for the present ownership and operation of all its real property or leaseholds (“Quest Real Property”). There exists no material default or breach with respect to, and no party or governmental authority has taken or, to the knowledge of Quest, threatened to take, any action to terminate, cancel or reform any such permit, license, operating authority, order, exemption, franchise, variance, consent, approval or other authorization pertaining to the Quest Real Property.

Section 6.6  No Conflict.

(a) Except as disclosed in Section 6.6 of the Quest Disclosure Letter, neither the execution and delivery by Quest and MergerSub of this Agreement nor the consummation by any of them of the transactions contemplated by this Agreement in accordance with the terms hereof will (i) conflict with or result in a breach of any provisions of the articles or certificate of incorporation or bylaws of Quest or MergerSub or the limited partnership agreement or certificate of limited partnership of either Quest Midstream MLP or the Quest Energy Partners, L.P. (the “MLP”); (ii) violate, or conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination or in a right of termination or cancellation of, or give rise to a right of purchase under, or accelerate the performance required by, or result in the creation of any Lien upon any of the properties of Quest or its Subsidiaries under, or result in being declared void, voidable, or without further binding effect, or otherwise result in a detriment to Quest or any of its Subsidiaries under, any of the terms, conditions or provisions of, any note, bond, mortgage, indenture, deed of trust, license, concession, franchise, permit, lease, contract, agreement, joint venture or other instrument or obligation to which Quest or any of its Subsidiaries is a party, or by which Quest or any of its Subsidiaries or any of their properties may be bound or affected; or (iii) subject to the filings and other matters referred to in Section 6.6(b), contravene or conflict with or constitute a violation of any provision of any law, rule, regulation, judgment, order or decree binding upon or applicable to Quest or any of its Subsidiaries, except as, in the case of matters described in clause (ii) or (iii), individually or in the aggregate, that have not had and are not reasonably likely to have a Quest Material Adverse Effect.

(b) Neither the execution and delivery by Quest or MergerSub of this Agreement nor the consummation by either of them of the transactions contemplated hereby in accordance with the terms hereof will require any consent, approval, qualification or authorization of, or filing or registration with, any court or governmental or regulatory authority, other than (i) the Regulatory Filings, (ii) the filing of a listing application with the NASDAQ Stock Market pursuant to Section 7.9, and (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, except for any consent, approval, qualification or authorization the failure to obtain which, and for any filing or registration the failure to make which, has not had and is not reasonably likely to have a Quest Material Adverse Effect.

(c) This Agreement, the Merger and the transactions contemplated hereby do not, and will not, upon consummation of such transactions in accordance with their terms, result in any “change of control” or similar event or circumstance under (i) the terms of any Quest Material Contract or (ii) any contract or plan under which any employees, officers or directors of Quest or any of its Subsidiaries are entitled to payments or benefits, which, in the case of either clause (i) or (ii), gives rise to rights or benefits not otherwise available absent such change of control or similar event and requires either a cash payment or an accounting charge in accordance with U.S. generally accepted accounting principles, or (iii) any material Quest Permit.

Section 6.7  SEC Documents.

(a) Quest and its Subsidiaries have filed with the SEC all documents (including exhibits and any amendments thereto) required to be so filed by them since December 31, 2004 (each registration statement, report, proxy statement or information statement (other than preliminary materials) they have so filed, each in the form (including exhibits and any amendments thereto) filed with the SEC, collectively, including the filings made by MLP, the “Quest Reports”). As of its respective date, each Quest Report (i) complied in all material respects with the applicable requirements of the Exchange Act or the Securities Act, as the case may be, and the rules and regulations thereunder and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading, except for any statements in any Quest Report that have been modified by an amendment to such report filed with the SEC prior to date hereof. Except as set forth in Section 6.7(a) of the Quest Disclosure Letter, each of the consolidated balance sheets included in or incorporated by reference into the Quest Reports (including related notes and schedules) complied as to form in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto and fairly presents in all material respects the consolidated financial position of Quest and its Subsidiaries (or such entities as indicated in such balance sheet) as of its date, and each of the consolidated statements of operations, cash flows and changes in stockholders’ equity included in or incorporated by reference into the Quest Reports (including any related notes and schedules) fairly presents in all material respects the results of operations, cash flows or changes in stockholders’ equity, as the case may be, of Quest and its Subsidiaries (or such entities as indicated in such balance sheet) for the periods set forth therein (subject, in the case of unaudited statements, to (x) such exceptions as may be permitted by Form 10-Q of the SEC and (y) normal, recurring year-end audit adjustments which are not material in the aggregate), in each case in accordance with generally accepted accounting principles consistently applied during the periods involved, except as may be noted therein. Except as and to the extent set forth on the consolidated balance sheet of Quest and its Subsidiaries included in the most recent Quest Report filed prior to the date of this Agreement that includes such a balance sheet, including all notes thereto, as of the date of such balance sheet, neither Quest nor any of its Subsidiaries had any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that would be required to be reflected on, or reserved against in, a consolidated balance sheet of Quest or in the notes thereto prepared in accordance with generally accepted accounting principles consistently applied, other than liabilities or obligations which, individually or in the aggregate, have not had and are not reasonably likely to have a Quest Material Adverse Effect.

(b) Since December 31, 2004, the chief executive officer and chief financial officer of Quest have made all certifications (without qualification or exceptions to the matters certified) required by the Sarbanes-Oxley Act, and the statements contained in any such certifications are complete and correct; neither Quest nor its officers have received notice from any governmental authority questioning or challenging the accuracy, completeness, form or manner of filing or submission of such certification. Quest has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. Quest’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by Quest in the reports that it files under the Exchange Act are recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the management of Quest as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. The management of Quest has completed its assessment of the effectiveness of Quest’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the year ended December 31, 2006, and such assessment concluded that such controls were effective. To the knowledge of Quest, it has disclosed, based on its most recent evaluations, to Quest’s outside auditors and the audit committee of the board of directors of Quest (A) all significant deficiencies in the design or operation of internal controls over financial reporting and any material weaknesses, which have more than a remote chance to materially adversely affect Quest’s ability to record, process, summarize and report financial data (as defined in Rule 13a-15(f) of the Exchange Act) and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Quest’s internal controls over financial reporting.

(c) Since January 1, 2007, to the knowledge of Quest, neither Quest nor any of its Subsidiaries nor any director, officer, employee, auditor, accountant or representative of Quest or any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Quest or any of its Subsidiaries, including any material complaint, allegation, assertion or claim that Quest or any of its Subsidiaries has a “significant deficiency” or “material weakness” (as such terms are defined in the Public Accounting Oversight Board’s Auditing Standard No. 2, as in effect on the date hereof), in Quest’s internal controls over financial reporting.

(d) There is no reason to believe that Quest’s auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations to the extent required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act in connection with the filing of Quest’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007.

(e) None of Quest or any of its Subsidiaries has, since July 30, 2002, extended or maintained credit, arranged for the extension of credit, or renewed an extension of credit, in the form of a personal loan to or for any director or executive officer (or equivalent thereof) of Quest. No loan or extension of credit is maintained by Quest or its Subsidiaries to which the second sentence of Section 13(k)(1) of the Exchange Act applies.

Section 6.8  Litigation.  Except as set forth in Section 6.8 of the Quest Disclosure Letter or as described in the Quest Reports filed prior to the date of this Agreement, there are no actions, suits or proceedings pending against Quest or any of its Subsidiaries or, to Quest’s knowledge, threatened against Quest or any of its Subsidiaries, at law or in equity or in any arbitration or similar proceedings, before or by any U.S. federal or state court, commission, board, bureau, agency or instrumentality or any arbitral or other dispute resolution body, that, individually or in the aggregate, have had or are reasonably likely to have a Quest Material Adverse Effect.

Section 6.9  Absence of Certain Changes.  From January 1, 2007 to the date of this Agreement, there has not been (i) a Quest Material Adverse Effect or (ii) except as described in the Quest Reports filed with the SEC prior to the date of this Agreement, (A) any material change by Quest or any of its Subsidiaries in any of their respective accounting methods, principles or practices or any of their respective tax methods, practices or elections applicable to Quest’s consolidated financial statements, except as may have been required by a change in law or generally accepted accounting principles; (B) any declaration, setting aside or payment of any dividend or distribution in respect of any capital stock of Quest or any redemption, purchase or other acquisition of any of its equity securities; (C) any split, combination or reclassification of any capital stock of Quest or any of its Subsidiaries or any issuance or the authorization of any issuance of any other securities in respect of, in lieu of or in substitution for shares of that capital stock; (D) any damage to or any destruction or loss of physical properties owned or used by Quest or any of its Subsidiaries, whether or not covered by insurance, that individually or in the aggregate constitutes a Quest Material Adverse Effect; or (E) any reevaluations by Quest or any of its Subsidiaries of any of their assets which, in accordance with generally accepted accounting principles, Quest will reflect in its consolidated financial statements, including any impairment of assets, and which in the aggregate are material to them, other than changes to financial statements resulting from the impairment of oil and gas assets due to changes in commodity prices.

Section 6.10  Taxes.

(a) All Returns required to be filed by or with respect to Quest or any of its Subsidiaries (including any Return required to be filed by an affiliated, consolidated, combined, unitary or similar group that included Quest or any of its Subsidiaries) have been properly filed on a timely basis with the appropriate governmental authorities, except to the extent that any failure to file, individually or in the aggregate, has not had and is not reasonably likely to have a Quest Material Adverse Effect, and all taxes that have become due (regardless of whether reflected on any Return) have been duly paid or deposited in full on a timely basis or adequately reserved for in accordance with generally accepted accounting principles, except to the extent that any failure to pay or deposit or make adequate provision for the payment of such taxes, individually or in the aggregate, has not had and is not reasonably likely to have a Quest Material Adverse Effect.

(b) Except to the extent such matters, individually or in the aggregate, have not had and are not reasonably likely to have a Quest Material Adverse Effect, (i) no audit or other administrative proceeding or court proceeding is presently pending with regard to any tax or Return of Quest or any of its Subsidiaries as to which any taxing authority has asserted in writing any claim; (ii) no governmental authority is now asserting in writing any deficiency or claim for taxes or any adjustment to taxes with respect to which Quest or any of its Subsidiaries may be liable; and (iii) neither Quest nor any of its Subsidiaries has any liability for any tax under Treasury Regulation Section 1.1502-6 or any similar provision of any other tax law, except for taxes of the affiliated group of which Quest or any of its Subsidiaries is the common parent, within the meaning of Section 1504(a)(1) of the Code or any similar provision of any other tax law. As of the date of this Agreement, neither Quest nor any of its Subsidiaries has granted any material request, agreement, consent or waiver to extend any period of limitations applicable to the assessment of any tax upon Quest or any of its Subsidiaries. Neither Quest nor any of its Subsidiaries is a party to any closing agreement described in Section 7121 of the Code or any predecessor provision thereof or any similar agreement under any tax law. Neither Quest nor any of its Subsidiaries is a party to, is bound by or has any obligation under any tax sharing, allocation or indemnity agreement or any similar agreement or arrangement other than with respect to any such agreement or arrangement among Quest and any of its Subsidiaries. Since December 31, 2005, Quest has not made or rescinded any material election relating to taxes or settled or compromised any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to any material taxes, or, except as may be required by Applicable Law, made any material change to any of its methods of reporting income or deductions for federal income tax purposes from those employed in the preparation of its most recently filed federal Returns. Quest has not engaged in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4. Neither Quest nor any of its Subsidiaries has been a “controlled corporation” or a “distributing corporation” in any distribution that was purported or intended to be governed by Section 355 of the Code (or any similar provision of state, local or foreign law) (i) occurring during the two-year period ending on the date hereof or (ii) that otherwise constitutes part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) that includes the Merger.

(c) Neither Quest nor any of its Subsidiaries knows of any fact or has taken or failed to take any action that could reasonably be expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368 of the Code.

(d) The MLP will be properly classified as a partnership for federal income tax purposes and, for the portion of the taxable year of the MLP that ends at the Effective Time, 90 percent or more of the gross income of the MLP will consist of “qualifying income,” as defined in Section 7704(d) of the Code.

Section 6.11  Employee Benefit Plans.

(a) Section 6.11 of the Quest Disclosure Letter contains a list of all Quest Benefit Plans. The term “Quest Benefit Plans” means all employee benefit plans and other benefit arrangements, including all “employee benefit plans” as defined in Section 3(3) of ERISA, whether or not U.S.-based plans, and all other material employee benefit, bonus, incentive, deferred compensation, stock option (or other equity-based), severance, employment, change in control, welfare (including post-retirement medical and life insurance) and fringe benefit plans, practices or agreements, whether or not subject to ERISA or U.S.-based and whether written or oral, sponsored, maintained or contributed to or required to be contributed to by Quest or any of its Subsidiaries or ERISA Affiliates or to which Quest or any of its Subsidiaries or ERISA Affiliates is a party or is required to provide benefits under Applicable Laws. Quest has made available to Quest true and complete copies of the Quest Benefit Plans and, if applicable, the most recent trust agreements, Forms 5500, summary plan descriptions, funding statements, annual reports, actuarial reports and Internal Revenue Service determination or opinion letters for each such plan.

(b) Except to the extent such matters, individually or in the aggregate, have not had and are not reasonably likely to have a Quest Material Adverse Effect: all applicable reporting and disclosure requirements have been met with respect to the Quest Benefit Plans; to the extent applicable, the Quest Benefit Plans comply with the requirements of ERISA and the Code or with the regulations of any applicable jurisdiction, and any Quest Benefit Plan intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the Internal Revenue Service (or is entitled to rely upon a favorable opinion letter issued by the Internal Revenue Service); the Quest Benefit Plans have been maintained and operated in accordance with their terms, and, to Quest’s knowledge, there are no breaches of fiduciary duty in connection with the Quest Benefit Plans; there are no pending or, to Quest’s knowledge, threatened claims against or otherwise involving any Quest Benefit Plan, and no suit, action or other litigation (excluding routine claims for benefits incurred in the ordinary course of Quest Benefit Plan activities) has been brought against or with respect to any Quest Benefit Plan; all material contributions required to be made as of the date of this Agreement to the Quest Benefit Plans have been made or provided for; with respect to any “employee pension benefit plans,” as defined in Section 3(2) of ERISA, that are subject to Title IV of ERISA and have been maintained or contributed to within six years prior to the Effective Time by Quest, its Subsidiaries or any of their ERISA Affiliates, (i) neither Quest nor any of its Subsidiaries or ERISA Affiliates has incurred any direct or indirect liability under Title IV of ERISA in connection with any termination thereof or withdrawal therefrom, and (ii) there does not exist any accumulated funding deficiency within the meaning of Section 412 of the Code or Section 302 of ERISA, whether or not waived.

(c) No Quest Benefit Plan (including for such purpose, any employee benefit plan described in Section 3(3) of ERISA which Quest or any of its Subsidiaries or ERISA Affiliates maintained, sponsored or contributed to within the six-year period preceding the Effective Time) is (i) a “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA), (ii) a “multiple employer plan” (within the meaning of Section 413(c)

of the Code) or (iii) subject to Title IV or Section 302 of ERISA or Section 412 of the Code. Except as set forth in Section 6.11(c) of the Quest Disclosure Letter, (A) neither the execution of this Agreement nor the consummation of the transactions contemplated hereby shall cause any payments or benefits to any employee, officer or director of Quest or any of its Subsidiaries to be either subject to an excise tax or non-deductible to Quest under Sections 4999 and 280G of the Code, respectively, whether or not some other subsequent action or event would be required to cause such payment or benefit to be triggered, and (B) the execution of, and performance of the transactions contemplated by, this Agreement will not (either alone or upon the occurrence of any additional or subsequent events) constitute an event under any benefit plan, policy, arrangement or agreement or any trust or loan (in connection therewith) that will or may result in any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligations to fund benefits with respect to any employee of Quest or any Subsidiary thereof.

(d) No Quest Benefit Plan provides medical, surgical, hospitalization, death or similar benefits (whether or not insured) for employees or former employees of Quest or any Subsidiary of Quest for periods extending beyond their retirement or other termination of service other than (i) coverage mandated by Applicable Laws, (ii) death benefits under any “pension plan” or (iii) benefits the full cost of which is borne by the current or former employee (or his beneficiary).

(e) From January 1, 2007 to the date of this Agreement, except in the ordinary course of business consistent with past practice or as described in the Quest Reports filed prior to the date of this Agreement, there has not been (i) any granting, or any commitment or promise to grant, by Quest or any of its Subsidiaries to any officer of Quest or any of its Subsidiaries of (A) any increase in compensation or (B) any increase in severance or termination pay (other than increases in severance or termination pay as a result of an increase in compensation in accordance with Section 6.11(e)(i)(A)), (ii) any entry by Quest or any of its Subsidiaries into any employment, severance or termination agreement with any person who is an employee of Quest or any of its Subsidiaries, (iii) any increase in, or any commitment or promise to increase, benefits payable or available under any pre-existing Quest Benefit Plan, except in accordance with the pre-existing terms of that Quest Benefit Plan, (iv) any establishment of, or any commitment or promise to establish, any new Quest Benefit Plan, (v) any amendment of any existing stock options, stock appreciation rights, performance awards or restricted stock awards or (vi) except in accordance with and under pre-existing compensation policies, any grant, or any commitment or promise to grant, any stock options, stock appreciation rights, performance awards, or restricted stock awards.

Section 6.12  Labor Matters.

(a) Neither Quest nor any of its Subsidiaries is a party to, or bound by, any collective bargaining agreement or similar contract, agreement or understanding with a labor union or similar labor organization. As of the date of this Agreement, to Quest’s knowledge, there are no organizational efforts with respect to the formation of a collective bargaining unit presently being made or threatened.

(b) Except for such matters as, individually or in the aggregate, have not had and are not reasonably likely to have a Quest Material Adverse Effect, (i) neither Quest nor any Subsidiary of Quest has received any written complaint of any unfair labor practice or other unlawful employment practice or any written notice of any material violation of any federal, state or local statutes, laws, ordinances, rules, regulations, orders or directives with respect to the employment of individuals by, or the employment practices of, Quest or any Subsidiary of Quest or the work conditions or the terms and conditions of employment and wages and hours of their respective businesses and (ii) there are no unfair labor practice charges or other employee-related complaints against Quest or any Subsidiary of Quest pending or, to the knowledge of Quest, threatened, before any governmental authority by or concerning the employees working in their respective businesses.

Section 6.13  Environmental Matters.

(a) Except as described in the Quest Reports filed with the SEC prior to the date of this Agreement, Quest and each Subsidiary of Quest has been and is in compliance with all Environmental Laws except for such matters as, individually or in the aggregate, have not had and are not reasonably likely to have a Quest Material Adverse Effect. There are no past or present facts, conditions or circumstances that interfere with the conduct of any of their respective businesses in the manner now conducted or which interfere with continued compliance with any Environmental Law, except for any non-compliance or interference that, individually or in the aggregate, has not had and is not reasonably likely to have a Quest Material Adverse Effect.

(b) Except for such matters as, individually or in the aggregate, have not had and are not reasonably likely to have a Quest Material Adverse Effect or disclosed in Quest SEC Reports, no judicial or administrative proceedings or governmental investigations are pending or, to the knowledge of Quest, threatened against Quest or its Subsidiaries that allege the violation of or seek to impose liability pursuant to any Environmental Law, and there are no past or present facts, conditions or circumstances at, on or arising out of, or otherwise associated with, any current (or, to the knowledge of Quest or its Subsidiaries, former) businesses, assets or properties of Quest or any Subsidiary of Quest, including but not limited to on-site or off-site disposal, release or spill of any Hazardous Materials which violate Environmental Law or are reasonably likely to give rise to (i) costs, expenses, liabilities or obligations for any cleanup, remediation, disposal or corrective action under any Environmental Law, (ii) claims arising for personal injury, property damage or damage to natural resources, or (iii) fines, penalties or injunctive relief.

(c) Neither Quest nor any of its Subsidiaries has (i) received any notice of noncompliance with, violation of, or liability or potential liability under any Environmental Law or (ii) entered into any consent decree or order or is subject to any order of any court or governmental authority or tribunal under any Environmental Law or relating to the cleanup of any Hazardous Materials, except for any such matters as have not had and are not reasonably likely to have a Quest Material Adverse Effect or disclosed in Quest SEC Reports.

Section 6.14  Intellectual Property.  Quest and its Subsidiaries own or possess adequate licenses or other valid rights to use all patents, patent rights, know-how, trade secrets, trademarks, trademark rights and other proprietary information and other proprietary intellectual property rights used or held for use in connection with their respective businesses as currently being conducted, except where the failure to own or possess such licenses and other rights, individually or in the aggregate, has not had and is not reasonably likely to have a Quest Material Adverse Effect, and there are no assertions or claims challenging the validity of any of the foregoing that, individually or in the aggregate, have not had and are not reasonably likely to have a Quest Material Adverse Effect. The conduct of Quest’s and its Subsidiaries’ respective businesses as currently conducted does not conflict with any patents, patent rights, licenses, trademarks, trademark rights, trade names, trade name rights or copyrights of others, except for such conflicts that, individually or in the aggregate, have not had and are not reasonably likely to have a Quest Material Adverse Effect. There is no material infringement of any proprietary right owned by or licensed by or to Quest or any of its Subsidiaries, except for such infringements that, individually or in the aggregate, have not had and are not reasonably likely to have a Quest Material Adverse Effect.

Section 6.15  Decrees, Etc.  Except for such matters as, individually or in the aggregate, have not had and are not reasonably likely to have a Quest Material Adverse Effect, (a) no order, writ, fine, injunction, decree, judgment, award or determination of any court or governmental authority or any arbitral or other dispute resolution body has been issued or entered against Quest or any Subsidiary of Quest that continues to be in effect that materially affects the ownership or operation of any of their respective assets and (b) no criminal order, writ, fine, injunction, decree, judgment or determination of any court or governmental authority has been issued against Quest or any Subsidiary of Quest.

Section 6.16  Insurance.

(a) Except for such matters as, individually or in the aggregate, have not had and are not reasonably likely to have a Quest Material Adverse Effect, Quest and its Subsidiaries maintain insurance coverage with financially responsible insurance companies in such amounts and against such losses as are customary in the industries in which Quest and its Subsidiaries operate on the date of this Agreement.

(b) Except for such matters as, individually or in the aggregate, have not had and are not reasonably likely to have a Quest Material Adverse Effect, no event relating specifically to Quest or its Subsidiaries has occurred that could reasonably be expected, after the date of this Agreement, to result in an upward adjustment in premiums under any insurance policies they maintain. Excluding insurance policies that have expired and been replaced in the ordinary course of business, no excess liability or protection and indemnity insurance policy has been canceled by the insurer within one year prior to the date of this Agreement, and no threat in writing has been made to cancel (excluding cancellation upon expiration or failure to renew) any such insurance policy of Quest or any Subsidiary of Quest during the period of one year prior to the date of this Agreement. Prior to the date of this Agreement, no event has occurred, including the failure by Quest or any Subsidiary of Quest to give any notice or information or by giving any inaccurate or erroneous notice or information, which materially limits or impairs the rights of Quest or any Subsidiary of Quest under any such excess liability or protection and indemnity insurance policies.

Section 6.17  No Brokers.  Neither Quest nor MergerSub has not entered into any contract, arrangement or understanding with any person or firm which may result in the obligation of Quest or MergerSub to pay any finder’s fees, brokerage or other like payments in connection with the negotiations leading to this Agreement or the consummation of the transactions contemplated hereby, except that Quest has retained FBR Capital Markets (“FBR”), as its financial advisor, the fees of which shall not exceed those set forth in Section 6.17 of the Quest Disclosure Letter.

Section 6.18  Opinion of Financial Advisor and Board Approvals.  The Board of Directors of Quest has received the opinion of FBR to the effect that, subject to the assumptions, qualifications and limitations relating to such opinion, the Exchange Ratio is fair, from a financial point of view, to the holders of Quest Common Stock, it being agreed that Pinnacle has no rights with respect to such opinion. Quest’s Board of Directors, at a meeting duly called and held, (i) determined that this Agreement and the transactions contemplated hereby are advisable and in the best interests of the stockholders of Quest, (ii) approved this Agreement and the transactions contemplated hereby and (iii) recommended adoption of this Agreement by the stockholders of Quest. Quest shall provide Pinnacle (solely for informational purposes) a true, correct and complete copy of such opinion promptly following the date of this Agreement.

Section 6.19  Pinnacle Stock Ownership.  Neither Quest nor any of its Subsidiaries owns any shares of capital stock of Pinnacle or any other securities convertible into or otherwise exercisable to acquire shares of capital stock of Pinnacle or has the right to acquire or vote such shares under any agreement, arrangement or understanding, whether or not in writing, nor does it have any agreement, arrangement or understanding, whether or not in writing, for the purpose of acquiring, holding, voting or disposing of such shares or other securities. Quest is not an “interested stockholder” (within the meaning of Section 203 of the DGCL) with respect to Pinnacle and Quest has not, within the last three years, been an “interested stockholder” with respect to Pinnacle.

Section 6.20  Vote Required.  Assuming the accuracy of the representations and warranties set forth in Section 5.19, the only vote of the holders of any class or series of Quest capital stock necessary to approve any transaction contemplated by this Agreement is the affirmative vote in favor of the adoption of this Agreement by the holders of at least a majority of the shares of Quest Common Stock present, in person or by proxy, at a meeting of the holders of Quest Common Stock duly called and held (the “Quest Stockholder Approval”).

Section 6.21  Certain Contracts.

(a) Except for this Agreement and except as set forth in Section 6.21(a) of the Quest Disclosure Letter or filed as an exhibit to the Quest Reports, neither Quest nor any of its Subsidiaries is a party to or bound by any “material contract” (as such term is defined in item 601(b)(10) of Regulation S-K of the SEC) (all contracts of the type described in this Section 6.21(a) being referred to herein as the “Quest Material Contracts”).

(b) Each Quest Material Contract is in full force and effect, and Quest and each of its Subsidiaries have in all material respects performed all obligations required to be performed by them to date under each Quest Material Contract to which they are party, except where such failure to be in full force and effect or such failure to perform, individually or in the aggregate, has not had and is not reasonably likely to have a Quest Material Adverse Effect. Except for such matters as, individually or in the aggregate, have not had and are not reasonably likely to have a Quest Material Adverse Effect, neither Quest nor any of its Subsidiaries (x) knows of, or has received written notice of, any breach of or violation or default under (nor, to the knowledge of

Quest, does there exist any condition which with the passage of time or the giving of notice or both would result in such a violation or default under) any Quest Material Contract or (y) has received written notice of the desire of the other party or parties to any such Quest Material Contract to exercise any rights such party has to cancel, terminate or repudiate such contract or exercise remedies thereunder. Each Quest Material Contract is enforceable by Quest or a Subsidiary of Quest in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to creditors’ rights and general principles of equity, except where such unenforceability does not constitute, individually or in the aggregate, a Quest Material Adverse Effect.

Section 6.22  Capital Expenditure Program.  Section 6.22 of the Quest Disclosure Letter accurately sets forth in all material respects the capital expenditures that are forecast, as of the date of this Agreement, to be incurred by Quest and its Subsidiaries during 2008 on a quarterly basis.

Section 6.23  Improper Payments.  No bribes, kickbacks or other similar payments have been made in violation of Applicable Laws by Quest or any Subsidiary of Quest or agent of any of them in connection with the conduct of their respective businesses or the operation of their respective assets, and neither Quest or any Subsidiary of Quest, nor any agent of any of them has received any such payments from vendors, suppliers or other persons.

Section 6.24  Takeover Statutes; Rights Plans.  Assuming (a) the accuracy of the representations of Pinnacle in Section 5.19, (b) the security ownership information set forth in Pinnacle’s Amendment No. 7 to Form S-1 filed with the SEC on September 27, 2007, under the caption “Security Ownership of Certain Beneficial Owners and Management” includes all shares of Pinnacle Common Stock beneficially owned by Credit Suisse and its Affiliates and Associates (as defined in the Quest Rights Agreement), and (c) that up to an additional 50,000 shares of Quest Common Stock may be beneficially owned by Credit Suisse and its Affiliates and Associates (as defined in the Quest Rights Agreement), the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby will not cause to be applicable to the Merger any Takeover Statute and will not result in a “Triggering Event” as defined in the Rights Agreement, dated as of May 31, 2006, between Quest and UMB Bank, n.a. (the “Quest Rights Agreement”).

Section 6.25  Title, Ownership and Related Matters.

(a) Quest and its Subsidiaries have, free and clear of all Liens except for Permitted Liens and Liens, if any, created or permitted to be imposed by Quest, defensible title to their respective inventory, equipment and other tangible and intangible property, including the natural gas compression and oil and natural gas production, gathering and processing equipment owned and/or operated by Quest or its Subsidiaries and related spare parts as may be reduced by the consumption thereof, or increased through the replacement thereof or addition thereto, in the ordinary course of maintenance and operation of their respective businesses, in each case as necessary to permit Quest and its Subsidiaries to conduct their respective businesses as currently conducted in all material respects.

(b) Each of Quest and its Subsidiaries has complied in all material respects with the terms of all leases to which it is a party and under which it is in occupancy, except as, individually or in the aggregate, have not had and are not reasonably likely to have a Quest Material Adverse Effect, and all leases to which Quest or any of its Subsidiaries is a party or under which it is in occupancy are in full force and effect. Each of Quest and its Subsidiaries enjoys peaceful and undisturbed possession of the properties or assets purported to be leased under its material leases. As used in this Section 6.25(b), the term “leases” does not include Oil and Gas Properties.

(c) Neither Quest nor any of its Subsidiaries has received any written notice from any person disputing or challenging its ownership of the fee interests, easements or rights-of-way through which any of its pipeline or gathering systems extend, other than disputes or challenges that have not had or are not reasonably likely to have a Quest Material Adverse Effect.

Section 6.26  Proxy Statement.  None of the information to be supplied by Quest for inclusion in (a) the Proxy Statement/Prospectus, to be filed by Pinnacle and Quest with the SEC, and any amendments or supplements thereto, or (b) the Registration Statement to be filed by Quest with the SEC in connection with the Merger, and any amendments or supplements thereto, will, at the respective times such documents are filed, and, in the case of the Proxy Statement/Prospectus, at the time the Proxy Statement/Prospectus or any amendment or supplement thereto is first mailed to Pinnacle and Quest stockholders, at the time of Pinnacle Stockholder Approval and the Quest Stockholder Approval and at the Effective Time, and, in the case of the Registration Statement, when it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be made therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

Section 6.27  Properties; Oil and Gas Matters.

(a) All major items of operating equipment owned or leased by Quest or its Subsidiaries in connection with the operation of its Oil and Gas Properties are, in the aggregate, in a state of repair so as to be adequate in all material respects for reasonably prudent operations in the areas in which they are operated, except as have not and are not reasonably likely to have, individually or in the aggregate, a Quest Material Adverse Effect.

(b) Except for goods and other property sold, used or otherwise disposed of since the dates of the respective Reserve Reports (defined in clause (c) below) in the ordinary course of business or reflected as having been sold, used or otherwise disposed of in the Quest SEC Reports, as of the date of this Agreement, Quest and its Subsidiaries have good and defensible title to, or valid leases or contractual rights to, all equipment and other personal property used or necessary for use in the operation of its Oil and Gas Properties in the manner in which such properties were operated prior to the date hereof.

(c) Except for property sold or otherwise disposed of since the dates of the respective Reserve Reports in the ordinary course of business or reflected as having been sold or otherwise disposed of in the Quest SEC Reports, as of the date of this Agreement, Quest and its Subsidiaries have good and defensible title to all Oil and Gas Properties forming the basis for the reserves reflected in the reserve reports of Cawley, Gillespie & Associates, Inc. (“CGAI”), relating to Quest interests referred to therein as of June 30, 2007 and in the internal reserve reports prepared by Quest and furnished to Pinnacle (the “Quest Reserve Reports”), and in each case as attributable to interests owned by Quest and its Subsidiaries, free and clear of any liens, except: (a) liens reflected in the Quest Reserve Reports or in Quest SEC Documents filed prior to the date of this Agreement, and (b) such imperfections of title, easements, liens, government or tribal approvals or other matters and failures of title as, individually or in the aggregate, have not had and are not reasonably likely to have a Quest Material Adverse Effect. Except as has not had and is not reasonably likely to have, individually or in the aggregate, a Quest Material Adverse Effect, all material proceeds from the sale of hydrocarbons produced from the Oil and Gas Properties of Quest and its Subsidiaries are being received by them in a timely manner and are not being held in suspense for any reason. To Quest’s knowledge, the gross and net undeveloped acreage of Quest and its Subsidiaries as reported in Quest’s most recent Form 10-K filed with SEC prior to this Agreement and in the Form S-1 was correct in all material respects as of the date of such Form 10-K and Form S-1, respectively, and there have been no changes in such gross and net undeveloped acreage since such date which, individually or in the aggregate, have had or are reasonably likely to have a Quest Material Adverse Effect.

(d) Except as set forth in Section 6.27(d) of the Quest Disclosure Letter, the leases and other agreements pursuant to which Quest and its Subsidiaries lease or otherwise acquire or obtain operating rights affecting any real or personal property given value in the Quest Reserve Reports are in good standing, valid and effective, and the rentals due by Quest or any of its Subsidiaries to any lessor of any such oil and gas leases have been properly paid, except in each case as, individually or in the aggregate, have not had and are not reasonably likely to have a Quest Material Adverse Effect. Quest and its Subsidiaries have paid all royalties, overriding royalties and other burdens on production due by Quest and its Subsidiaries with respect to their Oil and Gas Properties, except for any non-payment of which, individually or in the aggregate, has not had and is not reasonably likely to have a Quest Material Adverse Effect.

(e) All information (excluding assumptions and estimates but including the statement of the percentage of reserves from the oil and gas wells and other interests evaluated therein to which Quest or its Subsidiaries are entitled and the percentage of the costs and expenses related to such wells or interests to be borne by Quest or its Subsidiaries) supplied to CGAI, in each case relating to Quest’s interests referred to in the Quest Reserve Reports as of December 31, 2006, by or on behalf of Quest and its Subsidiaries that was material to such firms’ estimates of proved oil and gas reserves attributable to the Oil and Gas Properties of Quest and its Subsidiaries in connection with the preparation of the Quest Reserve Reports was (at the time supplied or as modified or amended prior to the issuance of the Quest Reserve Reports) to Quest’s knowledge accurate in all material respects and Quest has no knowledge of any material errors in such information that existed at the time of such issuance.

(f) Except as has not had and is not reasonably likely to have, individually or in the aggregate, a Quest Material Adverse Effect, all Oil and Gas Properties operated by Quest or its Subsidiaries have been operated in accordance with reasonable, prudent oil and gas field practices and in compliance with the applicable oil and gas leases and applicable law.

(g) Neither Quest nor any of its Subsidiaries has produced hydrocarbons from its Oil and Gas Properties in excess of regulatory allowables or other applicable limits on production that could result in curtailment of production from any such property, except any such violations which, individually or in the aggregate, have not had and are not reasonably likely to have a Quest Material Adverse Effect.

(h) Except as set forth in Section 6.27(h) of the Quest Disclosure Letter, none of the material Oil and Gas Properties of Quest or any of its Subsidiaries is subject to any preferential purchase, consent or similar right which would become operative as a result of the transactions contemplated by this Agreement.

(i) Except as set forth in Section 6.27(i) of the Quest Disclosure Letter, none of the Oil and Gas Properties of Quest or any of its Subsidiaries are subject to any tax partnership agreement or provisions requiring a partnership income tax return to be filed under Subchapter K of Chapter 1 of Subtitle A of the Code.

(j) Attached as Section 6.27(j) of the Quest Disclosure Letter is a schedule of all remaining costs and expenses for the plugging and abandonment by Quest of wells for which Quest is liable pursuant to any Applicable Law or contract, which schedule is true and correct as of its date.

Section 6.28  Hedging.  Section 6.28 of the Quest Disclosure Letter sets forth for the periods shown all obligations of Quest and each of its Subsidiaries for the delivery of Hydrocarbons attributable to any of the properties of Quest or any of its Subsidiaries in the future on account of prepayment, advance payment, take-or-pay, forward sale or similar obligations without then or thereafter being entitled to receive full value therefor. Except as set forth in Section 6.28 of the Quest Disclosure Letter, as of the date of this Agreement, neither Quest nor any of its Subsidiaries is bound by futures, hedge, swap, collar, put, call, floor, cap, option or other contracts that are intended to benefit from, relate to or reduce or eliminate the risk of fluctuations in the price of commodities, including Hydrocarbons, or securities.

Section 6.29  Gas Regulatory Matters.  None of Quest or any of its Subsidiaries is a gas utility under Applicable Law.

ARTICLE 7

COVENANTS

Section 7.1 Conduct of Business.  Prior to the Effective Time, except as set forth in Section 7.1 of the Pinnacle Disclosure Letter or the Quest Disclosure Letter or as any other provision of this Agreement expressly permits or provides or (provided that the party proposing to take such action has provided the other party with advance notice of the proposed action to the extent practicable) as required by Applicable Laws, unless the other party has consented in writing thereto, such consent not to be unreasonably withheld, delayed or conditioned, each of Pinnacle and Quest:

(a) shall, and shall cause each of its Subsidiaries to, conduct its operations according to their usual, regular and ordinary course in substantially the same manner as heretofore conducted;

(b) shall use its reasonable best efforts, and shall cause each of its Subsidiaries to use its reasonable best efforts, to preserve intact their business organizations and goodwill (except that any of its Subsidiaries may be merged with or into, or be consolidated with, any of its Subsidiaries or may be liquidated into it or any of its Subsidiaries), keep available the services of their respective officers and employees and maintain satisfactory relationships with those persons having business relationships with them;

(c) shall not amend or propose to amend its articles or certificate of incorporation or bylaws, other than bylaw amendments that are not detrimental to the interests of stockholders;

(d) shall not permit or allow MergerSub to amend its certificate of incorporation or bylaws;

(e) shall promptly notify the other of any material change in its or any of its material Subsidiaries’ condition (financial or otherwise) or business or any termination, cancellation, repudiation or material breach of any Pinnacle Material Contract or Quest Material Contract, respectively (or communications indicating that the same may be contemplated), or the initiation of any material litigation or proceedings (including arbitration and other dispute resolution proceedings) or material governmental complaints, investigations, inquiries or hearings (or communications indicating that the same may be contemplated) or any material developments in any such litigation, proceedings, complaints, investigations, inquiries or hearings;

(f) shall not, and shall not permit any of its Subsidiaries to, (i) except pursuant to the exercise of options or upon the settlement of restricted stock units in each case existing on the Original Execution Date and disclosed in this Agreement or the Pinnacle Disclosure Letter or the Quest Disclosure Letter, issue any shares of its capital stock or other equity securities, effect any stock split or otherwise change its capitalization as it existed on the Original Execution Date, (ii) grant, confer or award any option, warrant, conversion right or other right not existing on the Original Execution Date to acquire or otherwise with respect to any shares of its capital stock or other equity securities, or grant or issue any restricted stock or securities, except in each case for awards under the Quest Benefit Plans or the Pinnacle Benefit Plans in existence as of the Original Execution Date to any newly hired employees or to existing officers, directors or employees in the ordinary course of business consistent with past practices; provided, however, that the vesting or exercisability of any award made after the Original Execution Date as permitted by this clause (ii) shall not accelerate as a result of the pendency, approval or consummation of the transactions contemplated by this Agreement, (iii) amend or otherwise modify any option, warrant, conversion right or other right to acquire any shares of its capital stock existing on the Original Execution Date, (iv) with respect to any of its former, present or future officers, directors or employees, increase any compensation or benefits, award or pay any bonuses, establish any bonus plan or arrangement or enter into, amend or extend (or permit the extension of) any employment or consulting agreement, except in each case in the ordinary course of business consistent with past practices or as required by law, (v) except as expressly permitted under this Agreement, adopt any new employee benefit plan or agreement (including any stock option, stock benefit or stock purchase plan) or amend (except as required by law) any existing employee benefit plan in any material respect, or (vi) permit any holder of an option or other award pertaining to shares of Pinnacle Common Stock or Quest Common Stock to have shares withheld upon exercise, vesting or payment for tax purposes, in excess of the number of shares needed to satisfy the minimum statutory withholding requirements for federal and state tax withholding;

(g) shall not (i) declare, set aside or pay any dividend or make any other distribution or payment with respect to any shares of its capital stock or (ii) redeem, purchase or otherwise acquire any shares of its capital stock or capital stock of any of its Subsidiaries, or make any commitment for any such action, other than the acquisition of shares in connection with the forfeiture of awards for no consideration;

(h) except as set forth in Section 7.1(h) of the Quest Disclosure Letter, shall not, and shall not permit any of its Subsidiaries to, sell, lease, license, encumber or otherwise dispose of, or enter into a contract to sell, lease, license, encumber or otherwise dispose of, any of its assets (including capital stock of Subsidiaries, other than the initial public offering by the MLP) which are, individually or in the aggregate, material to it and its Subsidiaries as a whole, except for (i) sales of surplus or obsolete equipment, (ii) sales of other assets in the ordinary course of business or sales of assets pursuant to contractual rights existing as of the Original Execution Date that were entered into the ordinary course of business consistent with past practices, (iii) sales, leases or other transfers between such party and its wholly owned Subsidiaries or between those Subsidiaries,

(iv) sales, dispositions or divestitures as may be required by or in conformance with Applicable Laws in order to permit or facilitate the consummation of the transactions contemplated by this Agreement in accordance with Section 7.5(c), or (v) arm’s-length sales or other transfers not described in clauses (i) through (iii) above for aggregate consideration not exceeding $5.0 million for each of Quest and Pinnacle;

(i) except as set forth in Section 7.1(i) of the Quest Disclosure Letter, shall not, and shall not permit any of its Subsidiaries to, (i) acquire or agree to acquire by merging or consolidating with, or by purchasing an equity interest in or a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, except in each case for acquisitions and agreements that involve an aggregate consideration of less than (A) $10.0 million for all acquisitions of the equity interests in or a substantial portion of the assets of businesses or entities whose principal assets are oil and gas leases, gathering systems and related pipelines and equipment and (B) $5.0 million for all other acquisitions to which this paragraph relates, in each case for each of Quest and Pinnacle (excluding, with respect to this clause (i), acquisitions approved in writing by both parties), or (ii) acquire or agree to acquire, directly or indirectly, any assets or securities that would require a filing or approval under the HSR Act;

(j) shall not, and shall cause its Subsidiaries not to, change any of the material accounting principles or practices used by it except as may be required as a result of a change in generally accepted accounting principles;

(k) shall, and shall cause any of its Subsidiaries to, use commercially reasonable efforts to maintain in full force without interruption its present insurance policies or comparable insurance coverage;

(l) shall not, and shall not permit any of its Subsidiaries to, (i) make or rescind any material election relating to taxes, including elections for any and all joint ventures, partnerships, limited liability companies, working interests or other investments where it has the capacity to make such binding election, (ii) settle or compromise any material claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to taxes except to the extent of any reserve reflected on that party’s consolidated balance sheet as of June 30, 2007 as filed with the SEC in its Quarterly Report on Form 10-Q for the quarter then ended relating to such matter that was established in the ordinary course of business consistent with past practice, or (iii) change in any material respect any of its methods of reporting any item for tax purposes from those employed in the preparation of its tax returns for the most recent taxable year for which a return has been filed, except as may be required by Applicable Law;

(m) shall not, and shall cause its Subsidiaries not to, materially increase its spending compared to its capital expenditure budget set forth in the Pinnacle Disclosure Letter and the Quest Disclosure Letter, respectively;

(n) except as set forth in Section 7.1(n) of the Quest Disclosure Letter, shall not, and shall not permit any of its Subsidiaries to, (i) incur any indebtedness for borrowed money in excess of $30 million, in the aggregate, or guarantee any such indebtedness or issue or sell any debt securities or warrants or rights to acquire any of its debt securities or any of its Subsidiaries or guarantee any debt securities of others, other than (A) borrowings from that party’s or its Subsidiary’s revolving credit facility in the ordinary course of business, (B) borrowings the proceeds of which are used to repay or repurchase other indebtedness of that party or its Subsidiaries or (C) borrowings in respect of intercompany debt or (ii) except in the ordinary course of business or with or between its Subsidiaries, enter into any material lease (whether such lease is an operating or capital lease) or create any material Liens on its property (other than Permitted Liens or Liens securing debt permitted to be incurred by this Section 7.1(n));

(o) shall not, and shall cause its Subsidiaries not to, purchase or otherwise acquire any shares of capital stock of Pinnacle or Quest, other than shares purchased solely to satisfy withholding obligations in connection with the vesting or exercise (as applicable) of restricted stock, stock options, stock appreciation rights, restricted stock units and similar awards by the grantees thereof;

(p) shall not take any action that could reasonably be expected to delay materially or adversely affect in a material respect the ability of any of the parties hereto to obtain any consent, authorization, order or approval of any governmental commission, board or other regulatory body or the expiration of any applicable waiting period required to consummate the transactions contemplated by this Agreement;

(q) unless in the good faith opinion of its Board of Directors after consultation with its outside legal counsel the following would be inconsistent with its fiduciary duties, (i) shall not terminate, amend, modify or waive any provision of any agreement containing a standstill covenant to which it is a party; and (ii) shall enforce, to the fullest extent permitted under Applicable Law, the provisions of any such agreement, including by obtaining injunctions to prevent any breaches of such agreements and to enforce specifically the terms and provisions thereof in any court of the United States of America or any state having jurisdiction;

(r) shall not take any action that would reasonably be expected to result in any condition in Article 8 not being satisfied; and

(s) shall not (i) agree in writing or otherwise to take any of the prohibited actions described above or (ii) permit any of its Subsidiaries to agree in writing or otherwise to take any of the prohibited actions described above that refer to Subsidiaries.

Section 7.2  No Solicitation by Quest.

(a) Quest shall not, nor shall it authorize or permit any of its Subsidiaries or any of their respective directors, officers or employees or any investment banker, financial advisor, attorney, accountant or other advisor, agent or representative (collectively, “Representatives”) retained by it or any of its Subsidiaries to, directly or indirectly through another person, (i) solicit, initiate or knowingly encourage, or take any other action designed to, or which could reasonably be expected to, facilitate, any inquiry or the making of any proposal or offer that constitutes, or that could reasonably be expected to lead to, a Quest Takeover Proposal, or (ii) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any person any confidential information in connection with, any Quest Takeover Proposal. Without limiting the foregoing, it is agreed that any violation of the restrictions set forth in the preceding sentence by any Representative of Quest or any of its Subsidiaries, whether or not such person is purporting to act on behalf of Quest or any of its Subsidiaries or otherwise, shall be a breach of this Section 7.2 by Quest. Quest shall, and shall cause its Subsidiaries to, immediately cease and cause to be terminated all existing discussions or negotiations with any person conducted heretofore with respect to any Quest Takeover Proposal and request the prompt return or destruction of all confidential information previously furnished. Notwithstanding the foregoing, at any time prior to obtaining Quest Stockholder Approval, in response to a bona fide written Quest Takeover Proposal that the Board of Directors of Quest determines in good faith (after consultation with outside counsel and a financial advisor of nationally recognized reputation) constitutes or is reasonably likely to lead to a Quest Superior Proposal, and which Quest Takeover Proposal was made after the Original Execution Date and did not otherwise result from a breach of this Section 7.2, Quest may, if its Board of Directors determines in good faith (after consultation with outside counsel) that the failure to do so would be inconsistent with its fiduciary duties to the stockholders of Quest under Applicable Laws, and subject to compliance with Section 7.2(c) and after giving Pinnacle written notice of such determination, (x) furnish information with respect to Quest and its Subsidiaries to the person making such Quest Takeover Proposal (and its Representatives) pursuant to a customary confidentiality agreement not less restrictive of such person than the Confidentiality Agreement, provided that all such information has previously been provided to Pinnacle or is provided to Pinnacle prior to or substantially concurrently with the time it is provided to such person, and (y) participate in discussions or negotiations with the person making such Quest Takeover Proposal (and its Representatives) regarding such Quest Takeover Proposal.

The term “Quest Takeover Proposal” means any inquiry, proposal or offer from any person relating to, or that could reasonably be expected to lead to, directly or indirectly, (i) any acquisition or purchase, whether by purchase, exchange, merger, consolidation, business combination or similar transaction, in one transaction or a series of transactions, of assets or businesses that constitute 20% or more of the revenues, net income or the assets of Quest and its Subsidiaries on a consolidated basis (excluding the initial public offering of common units by the MLP pursuant to the MLP Registration Statement and the transactions contemplated thereby), or 20% or more of any class of equity securities of Quest, (ii) any tender offer or exchange offer that if consummated would result in any person beneficially owning 20% or more of any class of equity securities of

Quest, or (iii) any merger, consolidation, business combination, recapitalization, liquidation, dissolution, joint venture, binding share exchange or similar transaction involving Quest pursuant to which any person or the stockholders of any person would own 20% or more of any class of equity securities of Quest or of any resulting parent company of Quest, other than the transactions contemplated by this Agreement.

The term “Quest Superior Proposal” means any unsolicited bona fide proposal or offer made by a third party that if consummated would result in such person’s (or its stockholders’) owning, directly or indirectly, more than 50% of the shares of Quest Common Stock then outstanding (or of the surviving entity in a merger or the direct or indirect parent of the surviving entity in a merger) or all or substantially all the assets of Quest, which the Board of Directors of Quest determines in good faith (after consultation with a financial advisor of nationally recognized reputation) to be (i) more favorable to the stockholders of Quest from a financial point of view than the Merger (taking into account all the terms and conditions of such proposal and this Agreement (including any changes to the financial terms of this Agreement proposed by Pinnacle in response to such offer or otherwise)) and (ii) reasonably capable of being financed and completed, taking into account all financial, legal, regulatory, timing and other aspects of such proposal.

For purposes of the definitions of “Quest Takeover Proposal” and “Quest Superior Proposal,” the term “person” shall include any group within the meaning of Section 13(d) of the Exchange Act.

(b) Neither the Board of Directors of Quest nor any committee thereof shall (i) (A) withdraw (or modify in a manner adverse to Pinnacle), or publicly propose to withdraw (or modify in a manner adverse to Pinnacle), the approval, recommendation or declaration of advisability by such Board of Directors or any such committee thereof of this Agreement, the Merger or the other transactions contemplated by this Agreement, (B) recommend, adopt or approve, or publicly propose to recommend, adopt or approve, any Quest Takeover Proposal or (C) fail to reaffirm within a reasonable period of time upon request by Pinnacle (publicly if so requested) its recommendation of this Agreement, the Quest Merger and the other transactions contemplated by this Agreement (any such action or failure described in this clause (i) being referred to as a “Quest Adverse Recommendation Change”) or (ii) approve or recommend, or publicly propose to approve or recommend, or allow Quest or any of its Subsidiaries to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement constituting or related to, or that is intended to or could reasonably be expected to lead to, any Quest Takeover Proposal (other than a confidentiality agreement referred to in Section 7.2(a)). Notwithstanding the foregoing, at any time prior to obtaining Quest Stockholder Approval, the Board of Directors of Quest may make a Quest Adverse Recommendation Change if such Board of Directors determines in good faith (after consultation with outside counsel) that the failure to do so would be inconsistent with its fiduciary duties to the stockholders of Quest under Applicable Laws; provided, however, that no Quest Adverse Recommendation Change may be made until after the fifth business day following Pinnacle’s receipt of written notice (a “Quest Notice of Adverse Recommendation”) from Quest advising Pinnacle that the Board of Directors of Quest intends to make a Quest Adverse Recommendation Change and specifying the terms and conditions of the Quest Superior Proposal, if any, that is related to such Quest Adverse Recommendation Change (it being understood and agreed that any amendment to the financial terms or any other material term of such Quest Superior Proposal shall require a new Quest Notice of Adverse Recommendation and a new five business day period). In determining whether to make a Quest Adverse Recommendation Change, the Board of Directors of Quest shall take into account any changes to the financial terms of this Agreement proposed by Pinnacle in response to a Quest Notice of Adverse Recommendation or otherwise.

(c) In addition to the obligations of Quest set forth in paragraphs (a) and (b) of this Section 7.2, Quest shall promptly (and in any event within one business day after receipt thereof) advise Pinnacle orally and in writing of any Quest Takeover Proposal or any inquiry with respect to or that could reasonably be expected to lead to any Quest Takeover Proposal, the material terms and conditions of any such Quest Takeover Proposal or inquiry (including any changes thereto) and the identity of the person making any such Quest Takeover Proposal or inquiry. Quest shall (i) keep Pinnacle fully informed of the status and material terms and conditions (including any change therein) of any such Quest Takeover Proposal or inquiry and (ii) provide to Pinnacle as soon as practicable after receipt or delivery thereof with copies of all correspondence and other written material sent or provided to Quest or any of its Subsidiaries from any person that describes any of the material terms and conditions of any Quest Takeover Proposal.

(d) Nothing contained in this Section 7.2 shall prohibit Quest from (x) taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act or (y) making any required disclosure to the stockholders of Quest if, in the good faith judgment of the Board of Directors of Quest (after consultation with outside counsel) failure to so disclose would constitute a violation of Applicable Law or fiduciary duty; provided, however, that in no event shall Quest or its Board of Directors or any committee thereof take, or agree or resolve to take, any action prohibited by Section 7.2(b).

Section 7.3  No Solicitation by Pinnacle.

(a) Pinnacle shall not, nor shall it authorize or permit any of its Subsidiaries or any of their respective directors, officers or employees or any Representative retained by it or any of its Subsidiaries to, directly or indirectly through another person, (i) solicit, initiate or knowingly encourage, or take any other action designed to, or which could reasonably be expected to, facilitate, any inquiry or the making of any proposal or offer that constitutes, or that could reasonably be expected to lead to, a Pinnacle Takeover Proposal or (ii) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any person any confidential information in connection with, any Pinnacle Takeover Proposal. Without limiting the foregoing, it is agreed that any violation of the restrictions set forth in the preceding sentence by any Representative of Pinnacle or any of its Subsidiaries, whether or not such person is purporting to act on behalf of Pinnacle or any of its Subsidiaries or otherwise, shall be a breach of this Section 7.3 by Pinnacle. Pinnacle shall, and shall cause its Subsidiaries to, immediately cease and cause to be terminated all existing discussions or negotiations with any person conducted heretofore with respect to any Pinnacle Takeover Proposal and request the prompt return or destruction of all confidential information previously furnished. Notwithstanding the foregoing, at any time prior to obtaining Pinnacle Stockholder Approval, in response to a bona fide written Pinnacle Takeover Proposal that the Board of Directors of Pinnacle determines in good faith (after consultation with outside counsel and a financial advisor of nationally recognized reputation) constitutes or is reasonably likely to lead to a Pinnacle Superior Proposal, and which Pinnacle Takeover Proposal was made after the Original Execution Date and did not otherwise result from a breach of this Section 7.3, Pinnacle may, if its Board of Directors determines in good faith (after consultation with outside counsel) that the failure to do so would be inconsistent with its fiduciary duties to the stockholders of Pinnacle under Applicable Laws, and subject to compliance with Section 7.3(c) and after giving Quest written notice of such determination, (x) furnish information with respect to Pinnacle and its Subsidiaries to the person making such Pinnacle Takeover Proposal (and its Representatives) pursuant to a customary confidentiality agreement not less restrictive of such person than the Confidentiality Agreement, provided that all such information has previously been provided to Quest or is provided to Quest prior to or substantially concurrently with the time it is provided to such person, and (y) participate in discussions or negotiations with the person making such Pinnacle Takeover Proposal (and its Representatives) regarding such Pinnacle Takeover Proposal.

The term “Pinnacle Takeover Proposal” means any inquiry, proposal or offer from any person relating to, or that could reasonably be expected to lead to, directly or indirectly, (i) any acquisition or purchase, whether by purchase, exchange, merger, consolidation, business combination or similar transaction, in one transaction or a series of transactions, of assets or businesses that constitute 20% or more of the revenues, net income or the assets of Pinnacle and its Subsidiaries, on a consolidated basis, or 20% or more of any class of equity securities of Pinnacle, (ii) any tender offer or exchange offer that if consummated would result in any person beneficially owning 20% or more of any class of equity securities of Pinnacle, or (iii) any merger, consolidation, business combination, recapitalization, liquidation, dissolution, joint venture, binding share exchange or similar transaction involving Pinnacle pursuant to which any person or the stockholders of any person would own 20% or more of any class of equity securities of Pinnacle or of any resulting parent company of Pinnacle, other than the transactions contemplated by this Agreement.

The term “Pinnacle Superior Proposal” means any unsolicited bona fide proposal or offer made by a third party that if consummated would result in such person’s (or its stockholders’) owning, directly or indirectly, more than 50% of the shares of Pinnacle Common Stock then outstanding (or of the surviving entity in a merger or the direct or indirect parent of the surviving entity in a merger) or all or substantially all the assets of Pinnacle, which the Board of Directors of Pinnacle determines in good faith (after consultation with a financial advisor of nationally recognized reputation) to be (i) more favorable to the stockholders of Pinnacle from a financial point of view than the Merger (taking into account all the terms and conditions of such proposal and this Agreement (including any changes to the financial terms of this Agreement proposed by Quest in response to such offer or otherwise)) and (ii) reasonably capable of being financed and completed, taking into account all financial, legal, regulatory, timing and other aspects of such proposal.

For purposes of the definitions of “Pinnacle Takeover Proposal” and “Pinnacle Superior Proposal,” the term “person” shall include any group within the meaning of Section 13(d) of the Exchange Act.

(b) Neither the Board of Directors of Pinnacle nor any committee thereof shall (i) (A) withdraw (or modify in a manner adverse to Quest), or publicly propose to withdraw (or modify in a manner adverse to Quest), the approval, recommendation or declaration of advisability by such Board of Directors or any such committee thereof of this Agreement, the Merger or the other transactions contemplated by this Agreement, (B) recommend, adopt or approve, or publicly propose to recommend, adopt or approve, any Pinnacle Takeover Proposal or (C) fail to reaffirm within a reasonable period of time upon request by Quest (publicly if so requested) its recommendation of this Agreement, the Merger and the other transactions contemplated by this Agreement (any such action or failure described in this clause (i) being referred to as a “Pinnacle Adverse Recommendation Change”) or (ii) approve or recommend, or publicly propose to approve or recommend, or allow Pinnacle or any of its Subsidiaries to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement constituting or related to, or that is intended to or could reasonably be expected to lead to, any Pinnacle Takeover Proposal (other than a confidentiality agreement referred to in Section 7.3(a)). Notwithstanding the foregoing, at any time prior to obtaining Pinnacle Stockholder Approval, the Board of Directors of Pinnacle may make a Pinnacle Adverse Recommendation Change if such Board of Directors determines in good faith (after consultation with outside counsel) that the failure to do so would be inconsistent with its fiduciary duties to the stockholders of Pinnacle under Applicable Laws; provided, however, that no Pinnacle Adverse Recommendation Change may be made until after the fifth business day following Quest’s receipt of written notice (a “Pinnacle Notice of Adverse Recommendation”) from Pinnacle advising Quest that the Board of Directors of Pinnacle intends to make a Pinnacle Adverse Recommendation Change and specifying the terms and conditions of the Pinnacle Superior Proposal, if any, that is related to such Pinnacle Adverse Recommendation Change (it being understood and agreed that any amendment to the financial terms or any other material term of such Pinnacle Superior Proposal shall require a new Pinnacle Notice of Adverse Recommendation and a new five business day period). In determining whether to make a Pinnacle Adverse Recommendation Change, the Board of Directors of Pinnacle shall take into account any changes to the financial terms of this Agreement proposed by Quest in response to a Pinnacle Notice of Adverse Recommendation or otherwise.

(c) In addition to the obligations of Pinnacle set forth in paragraphs (a) and (b) of this Section 7.3, Pinnacle shall promptly (and in any event within one business day after receipt thereof) advise Quest orally and in writing of any Pinnacle Takeover Proposal or any inquiry with respect to or that could reasonably be expected to lead to any Pinnacle Takeover Proposal, the material terms and conditions of any such Pinnacle Takeover Proposal or inquiry (including any changes thereto) and the identity of the person making any such Pinnacle Takeover Proposal or inquiry. Pinnacle shall (i) keep Quest fully informed of the status and material terms and conditions (including any change therein) of any such Pinnacle Takeover Proposal or inquiry and (ii) provide to Quest as soon as practicable after receipt or delivery thereof with copies of all correspondence and other written material sent or provided to Pinnacle or any of its Subsidiaries from any person that describes any of the material terms and conditions of any Pinnacle Takeover Proposal.

(d) Nothing contained in this Section 7.3 shall prohibit Pinnacle from (x) taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act or (y) making any required disclosure to the stockholders of Pinnacle if, in the good faith judgment of the Board of Directors of Pinnacle (after consultation with outside counsel) failure to so disclose would constitute a violation of Applicable Law or fiduciary duty; provided, however, that in no event shall Pinnacle or its Board of Directors or any committee thereof take, or agree or resolve to take, any action prohibited by Section 7.3(b).

Section 7.4  Meetings of Stockholders.

(a) Each of Pinnacle and Quest shall take all action necessary, in accordance with Applicable Law and its articles or certificate of incorporation and bylaws, to convene a meeting of its stockholders as promptly as practicable after the Form S-4 has been declared effective to consider and vote upon the adoption of this Agreement. Pinnacle and Quest shall coordinate and cooperate with respect to the timing of such meetings and shall use their reasonable best efforts to hold such meetings on the same day.

(b) Subject to Sections 7.2 and 7.3, respectively, each of Pinnacle and Quest, through its Board of Directors, shall recommend approval of such matters and use its reasonable best efforts to take all lawful action to solicit approval by its stockholders in favor of such matters.

(c) Quest shall take all action necessary to cause MergerSub to adopt this Agreement as the sole stockholder of MergerSub prior to the Closing.

Section 7.5  Filings; Reasonable Best Efforts, Etc.

(a) Subject to the terms and conditions herein provided, Quest and Pinnacle shall:

(i) if applicable, make their respective required filings under the HSR Act contemplated by Section 8.1(b) (and shall share equally all filing fees incident thereto), which filings shall be made not more than 15 business days from the Original Execution Date, and thereafter shall promptly make any other required submissions under the HSR Act;

(ii) use their reasonable best efforts to cooperate with one another in (A) determining which filings are required to be made prior to the Effective Time with, and which consents, approvals, permits or authorizations are required to be obtained prior to the Effective Time from, governmental or regulatory authorities of the United States, the several states, and other jurisdictions in connection with the execution and delivery of this Agreement, and the consummation of the Merger and the transactions contemplated by this Agreement; and (B) timely making all such filings and timely seeking all such consents, approvals, permits or authorizations without causing a Pinnacle Material Adverse Effect or a Quest Material Adverse Effect;

(iii) promptly notify each other of any communication concerning this Agreement or the transactions contemplated hereby to that party from any governmental or regulatory authority and permit the other party to review in advance any proposed communication concerning this Agreement or the transactions contemplated hereby to any governmental or regulatory authority;

(iv) not participate or agree to participate in any meeting or discussion with any governmental or regulatory authority in respect of any filing, investigation or other inquiry concerning this Agreement or the transactions contemplated hereby unless it consults with the other party in advance and, to the extent permitted by such governmental or regulatory authority, gives the other party the opportunity to attend and participate in such meeting or discussion;

(v) furnish the other party with copies of all correspondence, filings and communications (and memoranda setting forth the substance thereof) between it and its affiliates and representatives on the one hand, and any government or regulatory authority or members of any such authority’s staff on the other hand, with respect to this Agreement and the transactions contemplated hereby;

(vi) furnish the other party with such necessary information and reasonable assistance as such other party and its affiliates may reasonably request in connection with their preparation of necessary filings, registrations or submissions of information to any governmental or regulatory authorities, including, if applicable, any filings necessary or appropriate under the provisions of the HSR Act;

(vii) if applicable, “substantially comply” and certify substantial compliance with any request for additional information (also known as a “second request”) issued pursuant to the HSR Act as soon as reasonably practicable following the issuance of the request for additional information; and

(viii) upon the terms and subject to the conditions herein provided, use their reasonable best efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under Applicable Laws or otherwise to consummate and make effective, in an expeditious manner, the transactions contemplated by this Agreement, including using reasonable best efforts to satisfy the conditions precedent to the obligations of any of the parties hereto, to obtain all necessary authorizations, consents and approvals, to effect all necessary registrations and filings, to obtain the consents contemplated by Section 8.1(f).

(b) Without limiting Section 7.5(a), but subject to Section 7.5(c), Pinnacle and Quest shall each use reasonable best efforts:

(i) if applicable, to cause the expiration or termination of the applicable waiting period under the HSR Act;

(ii) to avoid the entry of, or to have vacated, terminated or modified, any decree, order or judgment that would restrain, prevent or delay the Closing; and

(iii) to take any and all steps necessary to obtain any consents or eliminate any impediments to the Merger.

(c) Nothing in this Agreement shall require Pinnacle or Quest to dispose of any of its assets or to limit its freedom of action with respect to any of its businesses, or to consent to any disposition of its assets or limits on its freedom of action with respect to any of its businesses, whether prior to or after the Effective Time, or to commit or agree to any of the foregoing, to obtain any consents, approvals, permits or authorizations or to remove any impediments to the Merger relating to Antitrust Laws or to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any suit or proceeding relating to the HSR Act or other antitrust, competition, premerger notification or trade-regulation law, regulation or order (“Antitrust Laws”), other than such dispositions, limitations or consents, commitments or agreements that in each such case may be conditioned upon the consummation of the Merger and the transactions contemplated hereby and that in each such case, individually or in the aggregate, do not have and are not reasonably likely to have a Material Adverse Effect on Quest after the Merger; provided, however, that neither Quest nor Pinnacle shall take or agree to any action required or permitted by this Section 7.5(c) without the prior written consent of the other party (which consent shall not be unreasonably withheld or delayed).

(d) Pinnacle, Quest and MergerSub shall each use its reasonable best efforts to cause the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code and to obtain the Tax opinions set forth in Section 8.2(c) and Section 8.3(b).  Pinnacle, Quest and MergerSub agree to file all Tax Returns consistent with the treatment of the Merger as a “reorganization” within the meaning of Section 368(a) of the Code and in particular as a transaction described in Section 368(a)(2)(E) of the Code. This Agreement is intended to constitute a “plan of reorganization” within the meaning of Treasury Regulation Section 1.368-2(g).

Section 7.6  Inspection.  From the Original Execution Date to the Effective Time, each of Quest and Pinnacle shall allow all designated officers, attorneys, accountants and other representatives of Pinnacle or Quest, as the case may be, reasonable access, at all reasonable times, upon reasonable notice, to the records and files, correspondence, audits and properties, as well as to all information relating to commitments, contracts, titles and financial position, or otherwise pertaining to the business and affairs of Pinnacle and Quest and their respective Subsidiaries, including inspection of such properties; provided that no investigation pursuant to this Section 7.6 shall affect any representation or warranty given by any party hereunder, and provided further that notwithstanding the provision of information or investigation by any party, no party shall be deemed to make any representation or warranty except as expressly set forth in this Agreement. Notwithstanding the foregoing, no party shall be required to provide any information (i) it reasonably believes it may not provide to the other parties by reason of Applicable Laws, (ii) that constitutes information protected by attorney/client privilege, or (iii) that it is required to keep confidential by reason of contract or agreement with third parties, provided that, in such case, the party withholding such information will provide to the requesting party a description of the type or nature of the withheld information to the greatest extent permissible. The parties hereto shall make reasonable and appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply. Each of Pinnacle and Quest agrees that it shall not, and shall cause its respective representatives not to, use any information obtained pursuant to this Section 7.6 for any purpose unrelated to the consummation of the transactions contemplated by this Agreement. All non-public information obtained pursuant to this Section 7.6 shall be governed by the Mutual Confidential Agreement dated December 6, 2007 between Pinnacle and Quest (the “Confidentiality Agreement”). Quest and Pinnacle agree that Section 7 (Term) of the Confidentiality Agreement shall hereby be amended to read in its entirety as follows: The term of this Agreement, during which Confidential Information may be furnished, shall be from the Original Execution Date to the date of October 16, 2008.

Section 7.7  Publicity.  Each of Pinnacle and Quest will consult with each other before issuing any press release or similar public announcement pertaining to this Agreement or the transactions contemplated hereby and shall not issue any such press release or make any such public announcement without the prior consent of the other party, which consent shall not be unreasonably withheld, delayed or conditioned, except as may be required by Applicable Laws or by obligations pursuant to any listing agreement with any national securities exchange, in which case the party proposing to issue such press release or make such public announcement shall use its reasonable best efforts to consult in good faith with the other party before issuing any such press releases or making any such public announcements.

Section 7.8  Registration Statement on Form S-4.

(a) Each of Pinnacle and Quest shall cooperate and promptly prepare, and Pinnacle and Quest shall file with the SEC, as soon as practicable, the Form S-4 under the Securities Act with respect to the shares of Quest Common Stock issuable in connection with the Merger, a portion of which Form S-4 shall also serve as the joint proxy statement with respect to the meetings of the stockholders of Pinnacle and of Quest in connection with the transactions contemplated by this Agreement. The respective parties will cause the Proxy Statement/ Prospectus and the Form S-4 to comply as to form in all material respects with the applicable provisions of the Securities Act, the Exchange Act and the rules and regulations thereunder. Each of Pinnacle and Quest shall use its reasonable best efforts to have the Form S-4 declared effective by the SEC as promptly as practicable and to keep the Form S-4 effective as long as is necessary to consummate the Merger and the transactions contemplated hereby. Each of Pinnacle and Quest shall use its reasonable best efforts to obtain, prior to the effective date of the Form S-4, all necessary state securities law or “Blue Sky” permits or approvals required to carry out the transactions contemplated by this Agreement. Each party will advise the others, promptly after it receives notice thereof, of the time when the Form S-4 has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the shares of Quest Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction or any request by the SEC for amendment of the Proxy Statement/Prospectus or the Form S-4 or comments thereon and responses thereto or requests by the SEC for additional information. Each of the parties shall also promptly provide each other party copies of all written correspondence received from the SEC and summaries of all oral comments received from the SEC in connection with the transactions contemplated by this Agreement. Each of the parties shall promptly provide each other party with drafts of all correspondence intended to be sent to the SEC in connection with the transactions contemplated by this Agreement and allow each such party the opportunity to comment thereon prior to delivery to the SEC.

(b) Pinnacle and Quest shall each use its reasonable best efforts to cause the Proxy Statement/Prospectus to be mailed to its stockholders as promptly as practicable after the Form S-4 is declared effective under the Securities Act.

(c) Each of Pinnacle and Quest shall ensure that the information provided by it for inclusion in the Proxy Statement/Prospectus and each amendment or supplement thereto, at the time of mailing thereof and at the time of the respective meetings of stockholders of Pinnacle and Quest, or, in the case of information provided by it for inclusion in the Form S-4 or any amendment or supplement thereto, at the time it becomes effective,

(i) will not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading and (ii) will comply as to form in all material respects with the provisions of the Securities Act and the Exchange Act.

Section 7.9  Listing Application.  Pinnacle and Quest shall use reasonable best efforts to cause Quest to promptly prepare and submit to the NASDAQ Stock Market a listing application covering the shares of Quest Common Stock (and the associated rights under the Quest Rights Agreement) issuable in connection with the Merger and shall use reasonable best efforts to obtain, prior to the Effective Time, approval for the listing of such shares of Quest Common Stock on the NASDAQ Global Market.

Section 7.10  Letters of Accountants.

(a) Quest shall use reasonable best efforts to cause to be delivered to Pinnacle “comfort” letters of Murrell, Hall, McIntosh & Co., PLLP, Quest’s independent public accountants, dated within two business days of the effective date of the Form S-4 and within two business days of the meeting of stockholders of Quest contemplated by Section 7.4, respectively, and addressed to Pinnacle with regard to certain financial information regarding Quest included in the Form S-4, in form reasonably satisfactory to Pinnacle and customary in scope and substance for “comfort” letters delivered by independent public accountants in connection with registration statements similar to the Form S-4.

(b) Pinnacle shall use reasonable best efforts to cause to be delivered to Quest “comfort” letters of Ehrhardt Keefe Steiner & Hottman PC, Pinnacle’s independent public accountants, dated within two business days of the effective date of the Form S-4 and within two business days of the meeting of stockholders of Pinnacle contemplated by Section 7.4, respectively, and addressed to Quest, with regard to certain financial information regarding Pinnacle included in the Form S-4, in form reasonably satisfactory to Quest and customary in scope and substance for “comfort” letters delivered by independent public accountants in connection with registration statements similar to the Form S-4.

Section 7.11  Agreements of Rule 145 Affiliates.  Prior to the Effective Time, Pinnacle shall cause to be prepared and delivered to Quest a list identifying all persons whom Pinnacle believes, at the date of the meeting of Pinnacle’s stockholders to consider and vote upon the adoption of this Agreement, are “affiliates,” as that term is used in paragraphs (c) and (d) of Rule 145 under the Securities Act (the “Rule 145 Affiliates”) of Pinnacle. Pinnacle shall use its reasonable best efforts to cause each person who is identified as its Rule 145 Affiliate in such list to deliver to Quest, at or prior to the Effective Time, a written agreement in the form of Exhibit 7.11 to the Original Agreement. Quest shall be entitled to place restrictive legends on any certificates representing shares of Quest Common Stock issued to such Rule 145 Affiliates pursuant to the Merger.

Section 7.12  Expenses.  Whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses, except (i) as Section 9.5 otherwise provides, (ii) that Quest and Pinnacle shall share equally (A) the fees incident to the filings referred to in Section 7.5(a)(i), (B) the SEC and other filing fees incident to the Form S-4 and the Proxy Statement/Prospectus and the costs and expenses associated with printing the Proxy Statement/Prospectus, and (C) the fees associated with the NASDAQ Stock Market listing referred to in Section 7.9, and (iii) as otherwise agreed in writing by the parties.

Section 7.13  Indemnification and Insurance.

(a) For six years after the Effective Time, Quest shall indemnify and hold harmless and advance expenses to, to the greatest extent permitted by law as of the Original Execution Date, the individuals who at or prior to the Effective Time were officers and directors of Pinnacle and its Subsidiaries with respect to all acts or omissions by them in their capacities as such or taken at the request of Pinnacle at any time prior to the Effective Time. Quest will honor all indemnification agreements, expense advancement and exculpation provisions with the individuals who at or prior to the Effective Time were officers and directors of Pinnacle or its Subsidiaries (including under Pinnacle’s certificate of incorporation or by-laws) in effect as of the Original Execution Date in accordance with the terms thereof. Pinnacle has disclosed to Quest all such indemnification agreements prior to the Original Execution Date.

(b) For a period of six years after the Effective Time, Quest shall cause to be maintained officers’ and directors’ liability insurance covering all officers and directors of Pinnacle who are, or at any time prior to the Effective Time were, covered by Pinnacle’s existing officers’ and directors’ liability insurance policies on terms substantially no less advantageous to such persons than such existing insurance, provided that Quest shall not be required to pay annual premiums in excess of 200% of the last annual premium paid by Pinnacle prior to the Original Execution Date (the amount of which premium is set forth in Section 7.13 of the Pinnacle Disclosure Letter), but in such case shall purchase as much coverage as reasonably practicable for such amount.

(c) The rights of each person identified in Section 7.13(a) shall be in addition to any other rights such person may have under the certificate of incorporation or bylaws of Pinnacle or any of its Subsidiaries, under Applicable Law or otherwise. The provisions of this Section 7.13 shall survive the consummation of the Merger and expressly are intended to benefit each such person.

(d) In the event Quest or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then proper provision shall be made so that the successors and assigns of Quest shall assume the obligations set forth in this Section 7.13.

Section 7.14  Antitakeover Statutes.  If any Takeover Statute is or may become applicable to the transactions contemplated hereby, each of the parties hereto and the members of its Board of Directors shall grant such approvals and take such actions as are necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of any Takeover Statute on any of the transactions contemplated by this Agreement.

Section 7.15  Notification.  Each party shall give to the others prompt notice of (i) any representation or warranty made by it or contained in this Agreement becoming untrue or inaccurate in any material respect and (ii) the failure by it to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement.

Section 7.16  Employee Matters.

(a) To the extent required in any change in control agreement between Pinnacle and any employee of Pinnacle identified in Section 5.6 of the Pinnacle Disclosure Letter, as of the Effective Time, Quest (i) assumes and agrees to perform such agreement and (ii) agrees that such employee may enforce such agreement against Quest.

(b) Pinnacle and Quest agree that all employees of Pinnacle and its Subsidiaries immediately prior to the Effective Time shall be employed by the Surviving Corporation immediately after the Effective Time, it being understood that Quest and the Surviving Corporation shall, except as required by law, have no obligations to continue employing such employees for any length of time thereafter except pursuant to any applicable employment agreements. Quest shall deem, and shall cause the Surviving Corporation to deem, the period of employment with Pinnacle and its Subsidiaries (and with predecessor employers with respect to which Pinnacle and its Subsidiaries shall have granted service credit) to have been employment and service with Quest and the Surviving Corporation for benefit plan eligibility and vesting purposes (but not for purposes of benefit accruals or benefit computations) for all of Quest’s and the Surviving Corporation’s employee benefit plans, programs, policies or arrangements to the extent service with Quest or the Surviving Corporation is recognized under any such plan, program, policy or arrangement.

(c) Under any medical and dental plans covering any employee or former employee of Pinnacle, there shall be waived, and Quest or the Surviving Corporation shall cause the relevant insurance carriers and other third parties to waive, all restrictions and limitations for any medical condition existing as of the Effective Time of any of such employees and their eligible dependents for the purpose of any such plans, provided such persons had the requisite “creditable” service prior to the Effective Time, but only to the extent that such condition would be covered by the relevant Pinnacle Benefit Plan if it were not a pre-existing condition and only to the extent of comparable coverage in effect immediately prior to the Effective Time. Further, Quest shall offer to each employee of Pinnacle and its Subsidiaries coverage under a group health plan that credits such employee towards the deductibles imposed under the group medical and dental plan of Quest or the Surviving Corporation, for the year during which the Effective Time occurs, with any deductibles already incurred during such year under the relevant Pinnacle Benefit Plan.

(d) Immediately after the Effective Time, Quest shall grant to those employees of Pinnacle and its Subsidiaries that continue employment with Quest or the Surviving Corporation after the Effective Time awards of restricted stock of Quest pursuant to the terms of Quest’s existing stock benefit plan, with such restrictions and forfeiture rights under the terms of such plan as are customary for new employees of Quest. The vesting schedule and the number of shares subject to such award for each such employee shall be equal to the number of shares set forth opposite such employee’s name as set forth in Section 7.16(d) of the Pinnacle Disclosure Letter.

(e) Quest shall cause the Surviving Corporation to continue in effect and to perform its obligations under the Retention and Severance Plan dated October 15, 2007 of Pinnacle, in accordance with the terms and conditions set forth therein.

Section 7.17  Quest Board of Directors; Executive Officers.  Prior to the Closing, each party hereto will take all action necessary to cause (i) the Board of Directors of Quest as of the Effective Time to consist of six (6) members, two (2) of whom shall consist of current members of the Pinnacle Board of Directors or such other persons as may be designated by the Pinnacle Board of Directors and four (4) of whom shall consist of current members of the Quest Board of Directors and who will be designated by the Quest Board of Directors, and (ii) Jerry D. Cash to serve as President and Chief Executive Officer of Quest as of the Effective Time. Each of the two (2) persons designated by the current Pinnacle Board of Directors to become members of the Board of Directors of Quest shall be subject to the reasonable, good faith approval by the Nominating Committee of the Board of Directors of Quest, in accordance with Quest’s Corporate Governance Guidelines and Nominating Committee Charter, and each shall be nominated and appointed or elected in a separate Class on Quest’s staggered Board of Directors. From and after the Effective Time, each person so designated shall serve as a director or officer, as applicable, of Quest until such person’s successor shall be elected and qualified or such person’s earlier death, resignation or removal in accordance with the articles of incorporation and bylaws of Quest.

Section 7.18  Quest Rights Agreement.  If any Distribution Date or Triggering Event occurs under the Quest Rights Agreement at any time during the period from the Original Execution Date to the Effective Time, the Board of Directors of Quest shall take such actions as are necessary and permitted under the Quest Rights Agreement to provide that Rights Certificates representing an appropriate number of rights issued pursuant to the Quest Rights Agreement are issued to Pinnacle’s stockholders who receive Quest Common Stock pursuant to the Merger. If Quest is not permitted under the Quest Rights Agreement to provide Rights Certificates to such Pinnacle stockholders, Pinnacle and Quest shall make such adjustment to the Exchange Ratio as Pinnacle and Quest shall mutually agree so as to preserve the economic benefits that Pinnacle and Quest each reasonably expected on the date of this Agreement to receive as a result of the consummation of the Merger and the other transactions contemplated by this Agreement.

Section 7.19  Registration Rights.  The persons listed on Section 7.19 of the Pinnacle Disclosure Letter shall have the registration rights set forth on Exhibit 7.19 to the Original Agreement with respect to all of the shares of Quest Common Stock issued to such persons in the Merger.

Section 7.20  Quest Guarantee.  Quest agrees to take all action necessary to cause MergerSub to perform all of MergerSub’s agreements, covenants and obligations under this Agreement and to consummate the Merger on the terms and subject to the conditions set forth in this Agreement.

ARTICLE 8

CONDITIONS

Section 8.1  Conditions to Each Party’s Obligation to Effect the Merger.  The respective obligation of each party to effect the Merger shall be subject to the fulfillment or waiver by each of the parties to this Agreement (subject to Applicable Laws) at or prior to the Closing Date of the following conditions:

(a) Quest Stockholder Approval and Pinnacle Stockholder Approval shall have been obtained.

(b) (i) If applicable, any waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated, and (ii) there shall not have been a final or preliminary administrative order denying approval of or prohibiting the Merger issued by a regulatory authority, which order is in the reasonable judgment of either Pinnacle or Quest reasonably likely to have a Material Adverse Effect on Quest after the Merger.

(c) None of the parties hereto shall be subject to any decree, order or injunction of a U.S. court of competent jurisdiction that prohibits the consummation of the Merger.

(d) The Form S-4 shall have become effective and no stop order with respect thereto shall be in effect.

(e) The shares of Quest Common Stock to be issued pursuant to the Merger and the other transactions contemplated by this Agreement shall have been authorized for listing on the NASDAQ Stock Market, subject to official notice of issuance.

(f) Pinnacle or Quest shall have obtained all of the consents listed under its name on Exhibit 8.1(f) to the Original Agreement, except where the failure to obtain any consent, individually or in the aggregate, shall not have had and shall not be reasonably likely to have a Material Adverse Effect on Quest after the Merger.

Section 8.2  Conditions to Obligation of Pinnacle to Effect the Merger.  The obligation of Pinnacle to effect the Merger shall be subject to the fulfillment or waiver by Quest and MergerSub at or prior to the Closing Date of the following conditions:

(a) (i) Quest and MergerSub shall have performed, in all material respects, their covenants and agreements contained in this Agreement required to be performed on or prior to the Closing Date, and (ii) the representations and warranties of Quest and MergerSub contained in this Agreement shall be true and correct in all respects as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except where the failure of the representations and warranties to be true and correct, individually or in the aggregate, has not had and is not reasonably likely to have a Quest Material Adverse Effect (other than representations and warranties qualified by Quest Material Adverse Effect or materiality, which shall be true and correct in all respects), and Pinnacle shall have received a certificate of each of Quest and MergerSub, executed on its behalf by its Chief Executive Officer, President or Chief Financial Officer, dated the Closing Date, certifying to such effect.

(b) Reserved.

(c) Pinnacle shall have received the opinion of Andrews Kurth LLP, counsel to Pinnacle, in form and substance reasonably satisfactory to Pinnacle and dated the Closing Date, to the effect that for U.S. federal income tax purposes (i) the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code and (ii) each of Pinnacle, Quest, and MergerSub will be a party to such reorganization within the meaning of Section 368(b) of the Code, and such opinion shall not have been withdrawn, revoked or modified. In rendering such opinion, such counsel shall be entitled to receive and rely upon representations of officers of Pinnacle, Quest and MergerSub as to such matters as such counsel may reasonably request.

(d) At any time after the date of this Agreement, there shall not have occurred and be continuing as of the Closing Date any change, event, occurrence, state of facts or development that individually or in the aggregate has had or is reasonably likely to have a Quest Material Adverse Effect.

Section 8.3  Conditions to Obligation of Quest and MergerSub to Effect the Merger.  The obligations of Quest and MergerSub to effect the Merger shall be subject to the fulfillment or waiver by Quest at or prior to the Closing Date of the following conditions:

(a) (i) Pinnacle shall have performed, in all material respects, its covenants and agreements contained in this Agreement required to be performed on or prior to the Closing Date, and (ii) the representations and warranties of Pinnacle contained in this Agreement shall be true and correct in all respects as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except where the failure of the representations and warranties to be true and correct, individually or in the aggregate, has not had and is not reasonably likely to have a Pinnacle Material Adverse Effect (other than representations and warranties qualified by Pinnacle Material Adverse Effect or materiality, which shall be true and correct in all respects), and Quest shall have received a certificate of Pinnacle, executed on its behalf by its Chief Executive Officer, President or Chief Financial Officer, dated the Closing Date, certifying to such effect.

(b) Quest shall have received the opinion of Stinson Morrison Hecker LLP, counsel to Quest, in form and substance reasonably satisfactory to Quest and dated the Closing Date, to the effect that for U.S. federal income tax purposes (i) the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code and (ii) each of Pinnacle, Quest, and MergerSub will be a party to such reorganization within the meaning of Section 368(b) of the Code, and such opinion shall not have been withdrawn, revoked or modified. In rendering such opinion, such counsel shall be entitled to receive and rely upon representations of officers of Quest, MergerSub and Pinnacle as to such matters as such counsel may reasonably request.

(c) At any time after the date of this Agreement, there shall not have occurred and be continuing as of the Closing Date any change, event, occurrence, state of facts or development that individually or in the aggregate has had or is reasonably likely to have a Pinnacle Material Adverse Effect.

ARTICLE 9

TERMINATION

Section 9.1  Termination by Mutual Consent.  This Agreement may be terminated, and the Merger may be abandoned, at any time prior to the Effective Time, whether before or after Quest Stockholder Approval or Pinnacle Stockholder Approval has been obtained, by the mutual written consent of Quest and Pinnacle, through action of their respective Boards of Directors.

Section 9.2  Termination by Pinnacle or Quest.  This Agreement may be terminated at any time prior to the Effective Time, whether before or after Quest Stockholder Approval or Pinnacle Stockholder Approval has been obtained, by action of the Board of Directors of Pinnacle or Quest if:

(a) the Merger shall not have been consummated by May 16, 2008 (the “Termination Date”); provided, however, that the right to terminate this Agreement pursuant to this clause (a) shall not be available to any party whose failure to perform or observe in any material respect any of its obligations under this Agreement in any manner shall have been the cause of, or resulted in, the failure of either Merger to occur on or before such date;

(b) a meeting of Quest’s stockholders for the purpose of obtaining Quest Stockholder Approval shall have been held and such approval shall not have been obtained upon a vote taken thereon;

(c) a meeting of Pinnacle’s stockholders for the purpose of obtaining Pinnacle Stockholder Approval shall have been held and such approval shall not have been obtained upon a vote taken thereon; or

(d) a court of competent jurisdiction or federal or state governmental, regulatory or administrative agency or commission shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement and such order, decree, ruling or other action shall have become final and nonappealable; provided, however, that the party seeking to terminate this Agreement pursuant to this clause (d) shall have complied with Section 7.5 and, with respect to other matters not covered by Section 7.5, shall have used its reasonable best efforts to remove such injunction, order or decree.

Section 9.3  Termination by Quest.  This Agreement may be terminated at any time prior to the Effective Time by action of the Board of Directors of Quest if:

(a) Pinnacle shall have breached any representation or warranty or failed to perform any covenant or agreement set forth in this Agreement or any representation or warranty of Pinnacle shall have become untrue, in any case such that the conditions set forth in Section 8.3(a) would not be satisfied (assuming for purposes of this Section 9.3(a) that the references in Section 8.3(a) to “Closing Date” mean the date of termination pursuant to this Section 9.3(a)), and such breach shall not be curable, or, if curable, shall not have been cured within 45 days after written notice of such breach is given to Pinnacle by Quest; provided, however, that Quest may not terminate this Agreement under this Section 9.3(a) if it is then in breach of any representation, warranty, covenant or agreement set forth in this Agreement such that Pinnacle would then be entitled to terminate this Agreement under Section 9.4(a) (without giving effect to the proviso in Section 9.4(a));

(b) a Pinnacle Adverse Recommendation Change shall have occurred; or

(c) a Quest Adverse Recommendation Change shall have occurred.

Section 9.4  Termination by Pinnacle.  This Agreement may be terminated at any time prior to the Effective Time by action of the Board of Directors of Pinnacle if:

(a) Quest or MergerSub shall have breached any representation or warranty or failed to perform any covenant or agreement set forth in this Agreement or any representation or warranty of Quest or MergerSub shall have become untrue, in either case such that the conditions set forth in Section 8.2(a) would not be satisfied (assuming for purposes of this Section 9.4(a) that the references in Section 8.2(a) to “Closing Date” mean the date of termination pursuant to this Section 9.4(a)), and such breach shall not be curable, or, if curable, shall not have been cured within 45 days after written notice of such breach is given to Quest by Pinnacle; provided, however, that Pinnacle may not terminate this Agreement under this Section 9.4(a) if it is then in breach of any representation, warranty, covenant or agreement set forth in this Agreement such that Quest would then be entitled to terminate this Agreement under Section 9.3(a) (without giving effect to the proviso in Section 9.3(a));

(b) a Quest Adverse Recommendation Change shall have occurred; or

(c) a Pinnacle Adverse Recommendation Change shall have occurred.

Section 9.5  Effect of Termination.

(a) In the event that this Agreement is terminated by Pinnacle pursuant to Section 9.4(b) or by Quest pursuant to Section 9.3(c) and, in either case, no Pinnacle Material Adverse Effect shall have occurred after the date of this Agreement and be continuing at the time of the Quest Adverse Recommendation Change giving rise to the termination by Pinnacle, then Quest shall pay Pinnacle a fee equal to either (x) $3,000,000 if Quest has received a Quest Superior Proposal prior to termination, or (y) $5,000,000 if Quest has not received a Quest Superior Proposal prior to termination, in either case, payable on the first business day following the date of termination of this Agreement. In the event that (A) after the Original Execution Date, a Quest Takeover Proposal is made to Quest or is made directly to the stockholders of Quest generally or otherwise becomes publicly known or any person publicly announces an intention (whether or not conditional) to make a Quest Takeover Proposal and (B) this Agreement is terminated by either Pinnacle or Quest pursuant to Section 9.2(a) or Section 9.2(b), and within 365 days of the termination described in the immediately preceding sentence Quest or any of its Subsidiaries enters into any definitive agreement with respect to, or consummates, any Quest Takeover Proposal, then Quest shall pay Pinnacle a fee equal to $3,000,000 on the earlier of the date Quest or its Subsidiary enters into such agreement with respect to such Quest Takeover Proposal and the date such Quest Takeover Proposal is consummated.

(b) In the event that this Agreement is terminated by Quest pursuant to Section 9.3(b) or by Pinnacle pursuant to Section 9.4(c), and, in either case, no Quest Material Adverse Effect shall have occurred after the date of this Agreement and be continuing at the time of the Pinnacle Adverse Recommendation Change giving rise to the termination by Quest, then Pinnacle shall pay Quest a fee equal to $3,000,000 on the first business day following the date of termination of this Agreement. In the event that (A) after the Original Execution Date, a Pinnacle Takeover Proposal is made to Pinnacle or is made directly to the stockholders of Pinnacle generally or otherwise becomes publicly known or any person publicly announces an intention (whether or not conditional) to make a Pinnacle Takeover Proposal and (B) this Agreement is terminated by either Pinnacle or Quest pursuant to Section 9.2(a) or Section 9.2(c), and within 365 days of the termination described in the immediately preceding sentence Pinnacle or any of its Subsidiaries enters into any definitive agreement with respect to, or consummates, any Pinnacle Takeover Proposal, then Pinnacle shall pay Quest a fee equal to $3,000,000 on the earlier of the date Pinnacle or its Subsidiary enters into such agreement with respect to such Pinnacle Takeover Proposal and the date such Pinnacle Takeover Proposal is consummated.

(c) Each party acknowledges and agrees that the agreements contained in this Section 9.5 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the other parties hereto would not enter into this Agreement; accordingly, if Quest or Pinnacle fails promptly to pay the amount due pursuant to this Section 9.5, and, in order to obtain such payment, the other party commences a suit that results in a judgment for a fee payable pursuant to this Section 9.5, such party shall also reimburse the other party’s costs and expenses (including attorneys’ fees and expenses) in connection with such suit, together with interest on the amount of such fee from the date such payment was required to be made until the date of payment at the prime rate of Bank of America, N.A. in effect on the date such payment was required to be made. Any payment to be made under this Section 9.5 shall be made by wire transfer of same-day funds.

(d) In the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article 9, all obligations of the parties hereto shall terminate, except the obligations of the parties pursuant to this Section 9.5, the last two sentences of Section 7.6, and Section 7.12 and except for the provisions of Sections 10.2, 10.3, 10.4, 10.6, 10.8, 10.9, 10.11, 10.12, 10.13 and 10.14, provided that nothing herein shall relieve any party from any liability for any willful and material breach by such party of any of its representations, warranties, covenants or agreements set forth in this Agreement and all rights and remedies of the nonbreaching party under this Agreement, at law or in equity, shall be preserved. The Confidentiality Agreement shall survive any termination of this Agreement, and the provisions of such Confidentiality Agreement shall apply to all information and material delivered by any party hereunder.

(e) For purposes of Sections 9.3, 9.4 and 9.5, the terms “Quest Takeover Proposal” and “Pinnacle Takeover Proposal” shall have the meanings assigned to such terms in Sections 7.2(a) and 7.3(a), respectively, except that all references to “20%” therein shall be deemed to be references to “50%.”

Section 9.6  Extension; Waiver.  At any time prior to the Effective Time, each party may by action taken by its Board of Directors, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

ARTICLE 10

GENERAL PROVISIONS

Section 10.1  Nonsurvival of Representations, Warranties and Agreements.  All representations, warranties and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall not survive the Merger; provided, however, that the agreements contained in Article 4 and in Sections 3.1, 3.2, 3.3, 7.11, 7.12, 7.13, 7.16 and this Article 10 shall survive the Merger. After a representation and warranty has terminated and expired, no claim for damages or other relief may be made or prosecuted through litigation or otherwise by any person who would have been entitled to that relief on the basis of that representation and warranty prior to its termination and expiration. The Confidentiality Agreement shall survive any termination of this Agreement, and the provisions of the Confidentiality Agreement shall apply to all information and material delivered by any party hereunder.

Section 10.2  Notices.  Except as otherwise provided herein, any notice required to be given hereunder shall be sufficient if in writing and sent by facsimile transmission, courier service (with proof of service) or hand delivery, addressed as follows:

if to Quest or MergerSub, at:

Quest Resource Corporation
9520 N. May Avenue
Suite 300
Oklahoma City, Oklahoma 73120
Attention: Chief Executive Officer
Facsimile No.: (405) 840-9897

with a copy, which shall not constitute notice for purposes hereof, to:

Stinson Morrison Hecker, LLP
1201 Walnut
Suite 2900
Kansas City, Missouri 64106
Attention: Patrick Respeliers
Facsimile No.: (816) 691-3495

if to Pinnacle, at:

Pinnacle Gas Resources, Inc.
1 East Alger
Sheridan, Wyoming 82801
Attention: Chief Executive Officer
Facsimile No.: (307) 673-9710

with a copy, which shall not constitute notice for purposes hereof, to:

Andrews Kurth LLP
600 Travis, Suite 4200
Houston, Texas 77002
Attention: David C. Buck
Facsimile: (713) 238-7120

or to such other address as any party shall specify by written notice so given, and such notice shall be deemed to have been delivered as of the date so telecommunicated or personally delivered.

Section 10.3  Assignment; Binding Effect; Benefit.  Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of and be enforceable by the parties hereto and their respective successors and assigns. Notwithstanding anything contained in this Agreement to the contrary, except for the provisions of Section 7.13, Section 7.16 and Section 7.19, nothing in this Agreement, expressed or implied, is intended to confer on any person other than the parties hereto or their respective heirs, successors, executors, administrators and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement.

Section 10.4  Entire Agreement.  This Agreement, the exhibits to this Agreement, the Quest Disclosure Letter, the Pinnacle Disclosure Letter, the Confidentiality Agreement and any other documents delivered by the parties in connection herewith constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect thereto.

Section 10.5  Amendments.  This Agreement may be amended by the parties hereto, by action taken or authorized by their Boards of Directors, at any time before or after approval of matters presented in connection with the Merger by the stockholders of Quest or Pinnacle, but after any such stockholder approval, no amendment shall be made which by law requires the further approval of stockholders without obtaining such further approval. To be effective, any amendment or modification hereto must be in a written document each party has executed and delivered to the other parties.

Section 10.6  Governing Law.  This Agreement and the rights and obligations of the parties hereto shall be governed by and construed and enforced in accordance with the laws of the State of Delaware without regard to the conflicts of law provisions thereof that would cause the laws of any other jurisdiction to apply.

Section 10.7  Counterparts.  This Agreement may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument. Each counterpart may consist of a number of copies hereof each signed by less than all, but together signed by all of the parties hereto.

Section 10.8  Headings.  Headings of the Articles and Sections of this Agreement are for the convenience of the parties only and shall be given no substantive or interpretative effect whatsoever.

Section 10.9  Interpretation. In this Agreement:

(a) Unless the context otherwise requires, words describing the singular number shall include the plural and vice versa, words denoting any gender shall include all genders, and words denoting natural persons shall include corporations, limited liability companies and partnerships and vice versa.

(b) The phrase “to the knowledge of” and similar phrases relating to knowledge of Quest or Pinnacle, as the case may be, shall mean the collective knowledge, after reasonable investigation, of the individuals listed on Section 10.9 of the Quest Disclosure Letter or the Pinnacle Disclosure Letter, as the case may be.

(c) “Material Adverse Effect” means, with respect to any party, any change, effect, event, occurrence, state of facts or development that individually or in the aggregate has a material adverse effect on or change in (a) the business, assets, financial condition or results of operations of such person and its Subsidiaries, taken as a whole, except for any such change or effect that arises or results from (A) changes in general economic, capital market, regulatory or political conditions or changes in law or the interpretation thereof that, in any case, do not disproportionately affect such person in any material respect, (B) changes that affect generally the industries in which Quest or Pinnacle are engaged and do not disproportionately affect such person in any material respect, (C) acts of war or terrorism that do not disproportionately affect such person in any material respect, (D) any change in the trading prices or trading volume of the Quest Common Stock or the Pinnacle Common Stock (but not any change or effect underlying such change in prices or volume to the extent such change or effect would otherwise constitute a Material Adverse Effect), (E) the failure of a party or its Subsidiaries to take any action referred to in Section 7.1 due to the other party’s unreasonable withholding of consent or delaying its consent, (F) changes to the financial statements of the party resulting from the impairment of such party’s oil and gas assets due to changes in commodity prices, or (G) any condition or circumstance expressly disclosed in the Pinnacle Disclosure Letter or the Quest Disclosure Letter, or (b) the ability of the party to consummate the transactions contemplated by this Agreement or fulfill the conditions to closing.

(d) The term “Subsidiary,” when used with respect to any party, means any (i) corporation or other organization (including a limited liability company or a partnership), whether incorporated or unincorporated, of which such party directly or indirectly owns or controls at least 50% of the securities or other interests having by their terms ordinary voting power to elect at least 50% of the board of directors or others performing similar functions with respect to such corporation or (ii) other organization or any organization of which such party directly or indirectly is, or owns or controls, a general partner or managing member. For the avoidance of doubt, Quest Midstream Partners, L.P. (the “Quest Midstream MLP”) and the MLP shall each be considered a Subsidiary of Quest.

Section 10.10  Waivers.  Except as provided in this Agreement, no action taken pursuant to this Agreement, including any investigation by or on behalf of any party, or delay or omission in the exercise of any right, power or remedy accruing to any party as a result of any breach or default hereunder by any other party shall be deemed to impair any such right power or remedy, nor will it be deemed to constitute a waiver by the party taking such action of compliance with any representations, warranties, covenants or agreements contained in this Agreement. The waiver by any party hereto of a breach of any provision hereunder shall not operate or be construed as a waiver of any prior or subsequent breach of the same or any other provision hereunder.

Section 10.11  Incorporation of Disclosure Letters and Exhibits.  The Quest Disclosure Letter, the Pinnacle Disclosure Letter and all exhibits attached hereto and referred to herein are hereby incorporated herein and made a part hereof for all purposes as if fully set forth herein.

Section 10.12  Severability.  If any provision of this Agreement is invalid, illegal or unenforceable, that provision will, to the extent possible, be modified in such a manner as to be valid, legal and enforceable but so as to retain most nearly the intent of the parties as expressed herein, and if such a modification is not possible, that provision will be severed from this Agreement, and in either case the validity, legality and enforceability of the remaining provisions of this Agreement will not in any way be affected or impaired thereby. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

Section 10.13  Enforcement of Agreement.  The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with its specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they are entitled at law or in equity.

Section 10.14  Consent to Jurisdiction and Venue.  Each of the parties hereto (i) consents to submit itself to the personal jurisdiction of the Delaware Court of Chancery or any federal court located in the State of Delaware in the event any dispute arises out of this Agreement or any of the transactions contemplated herein, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (iii) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated herein in any court other than the Delaware Court of Chancery or any federal court sitting in the State of Delaware.

The parties have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

PINNACLE GAS RESOURCES, INC.

By:	/s/ Peter G. Schoonmaker
Peter G. Schoonmaker
Chief Executive Officer

QUEST RESOURCE CORPORATION

By:	/s/ Jerry D. Cash
Jerry D. Cash
Chief Executive Officer

QUEST MERGERSUB, INC.

By:	/s/ Jerry D. Cash
Jerry D. Cash
Chief Executive Officer

APPENDIX B

February 6, 2008

Board of Directors
Pinnacle Gas Resources, Inc.
1 East Alger
Sheridan, Wyoming 82801

Members of the Board:

You have asked us to deliver to you our opinion as to the fairness, from a financial point of view, to the holders of common stock, par value $0.01 per share, of Pinnacle Gas Resources, Inc. (“you” or the “Company”) of the Exchange Ratio (as defined below) contemplated by the terms of an Amended and Restated Agreement and Plan of Merger (together with the schedules and exhibits attached thereto, the “Merger Agreement”) by and among the Company, Quest Resource Corporation (“Quest”) and Quest MergerSub, Inc., a wholly owned subsidiary of Quest (“Acquisition Sub”). The Merger Agreement provides, among other things, that Acquisition Sub will be merged with and into the Company pursuant to a transaction (the “Merger”) in which each outstanding share of the Company’s common stock will be converted pursuant to the terms of the Merger Agreement into the right to receive 0.5278 shares of common stock, par value $0.001 per share, of Quest (the “Exchange Ratio”), subject to the terms and conditions set forth in the Merger Agreement. The terms and conditions of the Merger are more fully set forth in the Merger Agreement.

In connection with this opinion, we have, among other things:

(i) reviewed a draft of the Merger Agreement dated February 4, 2008, participated in a limited manner in certain negotiations concerning the Merger among representatives of the Company and Quest and discussed with the officers of the Company the status of other negotiations with Quest;

(ii) reviewed certain financial and other information about the Company, Quest, Quest Midstream Partners, L.P. (“Quest Midstream Partners”) and Quest Energy Partners, L.P. (“Quest Energy Partners”, and together with Quest Midstream Partners, the “Quest MLPs”) that was publicly available and that we deemed relevant;

(iii) reviewed certain internal financial and operating information, including preliminary financial projections relating to the Company and Quest and the Quest MLPs, which have been prepared by the respective management teams but have not been approved by the respective boards of directors, that were provided to us by the Company and Quest, taking into account (x) the growth prospects of the Company, Quest and the Quest MLPs, (y) the Company’s and Quest’s historical and current consolidated fiscal year financial performance and track record of meeting its forecasts, and (z) the Company’s, Quest’s and the Quest MLPs’ forecasts going forward and their respective abilities to meet them;

(iv) held discussions with the Company’s and Quest’s respective managements regarding the business prospects, litigation and regulatory proceedings, financial outlook and operating plans of the Company, on the one hand, and Quest and the Quest MLPs, on the other hand, and held discussions concerning the impact on the Company, Quest and the Quest MLPs and their respective prospects of the economy and the conditions in the respective industries in which they do business;

(v) reviewed the respective market prices and valuation multiples for the Company common stock, Quest common stock and Quest Energy Partners common units;

(vi) compared the respective valuation in the public market of companies we deemed similar to that of the Company, Quest and the Quest MLPs with respect to their respective assets, operating and financial characteristics;

(vii) reviewed public information concerning the financial terms of certain recent transactions that we deemed comparable to merger transactions involving the Company, Quest and the Quest MLPs, respectively;

(viii) performed a discounted cash flow analysis, based on a preliminary reserve report for the Company as of December 31, 2007 prepared by the Company’s independent reserve engineer, to analyze the present value of the future unlevered cash flow streams that such independent reserve engineer included in such reserve report;

(ix) performed a discounted cash flow analysis, based on a preliminary internal reserve report for Quest Energy Partners as of December 31, 2007, to analyze the present value of the future unlevered cash flow streams that Quest Energy Partners included in such reserve report;

(x) performed discounted equity value analyses to analyze the hypothetical future stock price of the Company, at year-end 2009, based on (w) preliminary financial projections provided by the Company, (x) estimated cash flow from the Company’s proved reserves, (y) estimated cash flow from the Company’s proved and probable reserves and (z) estimated cash flow from the Company’s proved, probable and possible reserves, in the case of each item described in clauses (x), (y) and (z), as set forth in a preliminary reserve report for the Company as of December 31, 2007 prepared by the Company’s independent reserve engineer;

(xi) reviewed certain proved oil and gas reserve data furnished to us by the Company and Quest Energy Partners, including a preliminary reserve report for the Company as of December 31, 2007 prepared by the Company’s independent reserve engineer and a preliminary internal reserve report for Quest Energy Partners as of December 31, 2007;

(xii) after performing valuation analyses for the Quest MLPs, utilized a sum-of-the-parts analysis to estimate the potential value of Quest;

(xiii) considered the potential pro forma impact of the Merger; and

(xiv) performed such other studies, analyses, and investigations and considered such other financial, economic and market criteria as we considered appropriate in arriving at our opinion.

Our studies, analyses and investigations must be considered as a whole. Considering only some of these studies, analyses, investigations or factors (or any portion of any of these matters), without considering all studies, analyses, investigations and factors, could create a misleading or incomplete view of the process underlying the conclusions expressed herein.

In our review and analysis and in rendering this opinion, we have, with your permission, assumed and relied upon the accuracy and completeness of all of the financial information, forecasts and other information provided to or otherwise made available to us by the Company or Quest or that was publicly available to us, and have not attempted to independently verify any of such information, nor have we assumed any responsibility for doing so. This opinion is expressly conditioned upon such information (whether written or oral) being complete, accurate and fair in all respects. With respect to the oil and gas reserve reports and financial projections provided to and examined by us or discussed with us by the Company and Quest, we note that projecting future results of any company is inherently subject to uncertainty. The Company and Quest have informed us, however, and we have assumed with your permission, that such reports, forecasts and financial projections were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of the Company or Quest, as applicable, with respect to the expected future financial performance of the Company, Quest or the Quest MLPs, as the case may be, and of their respective petroleum engineers, as to their respective oil and gas reserves, related future revenues and associated costs. With respect to Quest’s projections in particular, we relied on the accuracy of projections prepared by the management of Quest and the Quest MLPs and a preliminary internal reserve report for Quest Energy Partners as of December 31, 2007 to compile projections for Quest for each of 2008, 2009 and 2010. We have discussed these assumptions with the management of Quest and the Quest MLPs, and these management teams confirmed that the assumptions were reasonable. We express no opinion as to the Company’s, Quest’s or Quest Energy Partners’ oil and gas reserves, related future revenue, financial projections or the assumptions upon which they are based. In addition, in rendering this opinion, we have assumed that the Company, Quest and the Quest MLPs will perform in accordance with the financial projections described in this paragraph for all periods specified therein. Such projections did not form the principal basis for our opinion, but rather constituted one of many items that we employed. However, changes to such projections could affect the opinion rendered herein.

We have assumed that there have been no material changes in the Company’s or Quest’s assets, financial condition, results of operations, business or prospects since the most recent financial statements made available to us. In addition, we (i) have not conducted a physical inspection of the properties and facilities of the Company, Quest or either of the Quest MLPs or been furnished any reports of any such physical inspections, (ii) have not made or obtained or been furnished with any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company, Quest or either of the Quest MLPs (other than the reserve reports referred to herein), (iii) we do not assume any responsibility for obtaining any such evaluations, appraisals or inspections for the Company, Quest or either of the Quest MLPs, and (iv) have not evaluated the solvency or fair value of the Company, Quest or either of the Quest MLPs under any state or federal laws relating to bankruptcy, insolvency or similar matters.

We have, with your permission, relied on advice of the Company’s legal counsel and independent accountants as to all legal, tax and financial reporting matters with respect to the Company and the Merger Agreement. We have assumed that the Merger will be consummated in a manner that complies in all respects with the applicable provisions of the Securities Act of 1933, as amended, and all other applicable federal and state statutes, rules and regulations and that the Merger will qualify as a tax-free reorganization for U.S. federal income tax purposes. We have further assumed, with your permission, that (i) the final form of the Merger Agreement will be substantially similar to the last draft reviewed by us, (ii) the parties to the Merger Agreement will comply in all material respects with their respective obligations under the Merger Agreement, (iii) the Merger will be consummated in accordance with the terms described in the Merger Agreement, without any amendments thereto, and without waiver by the Company of any of the conditions to Quest’s obligations, (iv) there is not now, and there will not as a result of the consummation of the transactions contemplated by the Merger Agreement be, any default or event of default under any indenture, credit agreement or other material agreement or instrument to which the Company or Quest or any of their respective subsidiaries or affiliates is a party, (v) in the course of obtaining the necessary regulatory or other consents or approvals (contractual or otherwise) for the Merger, no restrictions, including divestiture requirements or amendments or modifications, will be imposed that will have a material adverse effect on the contemplated benefits of the Merger and (vi) all material assets and liabilities (contingent or otherwise, known or unknown) of the Company, Quest and the Quest MLPs are as set forth in its consolidated financial statements provided to us by the Company, Quest and the Quest MLPs.

This opinion is for the benefit and use of the Board of Directors of the Company and may not be reproduced, disseminated, quoted or referred to at any time, in any manner or for any purpose without our prior written consent. This opinion does not constitute a recommendation to any stockholder as to how such stockholder should vote on the Merger or any matter related thereto. This opinion addresses the fairness, from a financial point of view, of the Exchange Ratio. We are not expressing any opinion as to the tax consequences of the Merger to any holder of Company common stock. Furthermore, we do not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of the Company’s officers, directors or employees, or any class of such persons, in connection with the Merger relative to the Exchange Ratio.

The Merger Agreement amends and restates that certain Agreement and Plan of Merger by and among the Company, Quest and Acquisition Sub dated as of October 15, 2007 (together with the schedules and exhibits attached thereto, the “Original Merger Agreement”). In this regard, we have assumed, with your permission, that if the Company and Quest had not agreed to amend the Original Merger Agreement by entering into the Merger Agreement, the Original Merger Agreement would have been terminated by Quest without the payment of any termination fee or other payment to the Company or its stockholders. This opinion does not address the merits of the decision of the Board of Directors or the Company to enter into the Original Merger Agreement or the exchange ratio contemplated by the Original Merger Agreement. Furthermore, this opinion does not address the merits of the decision of the Board of Directors or the Company to amend the Original Merger Agreement by entering into the Merger Agreement, as compared to any alternative business transaction or action (including instituting legal proceedings) that might be available to the Company, nor does it address the underlying business decision of the Board of Directors or the Company to engage in the Merger. Further, this opinion addresses only the fairness as of the date hereof of the Exchange Ratio from a financial point of view to the holders of Company common stock other than Quest and its affiliates, and does not address any other aspect of the Merger or the Merger Agreement. This opinion is based on the economic, market and other conditions as they exist and as evaluated on the date hereof, and we disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting this opinion after the date hereof. We are not expressing any opinion herein as to the prices that the Company common stock or Quest common stock will trade following the announcement or consummation of the Merger. Our opinion has been authorized by the Fairness Committee of Jefferies & Company, Inc.

We, as part of our investment banking business, are regularly engaged in the evaluation of capital structures, valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements, financial restructurings and other financial services. We were retained pursuant to an engagement agreement dated October 8, 2007 (the “Engagement Letter”), to act as financial advisor to the Company in connection with possible transactions involving the Company, and we will receive a fee for our services, a portion of which is payable upon delivery of this opinion and a significant portion of which is payable contingent upon consummation of the Merger. We also will be reimbursed for expenses incurred.

The Company has agreed to indemnify us for certain liabilities arising out of our engagement. In the past, we have provided investment banking and financial advisory services to the Company unrelated to the Merger for which we have received compensation. Furthermore, effective as of January 1, 2008, Quest Energy Partners engaged us to provide certain financial advisory services in connection with a possible acquisition unrelated to the Merger, and, if that transaction is completed, we would be compensated by Quest Energy Partners. In addition, we may, in the future, provide additional investment banking and financial advisory services to Quest for which we would expect to receive compensation. In the ordinary course of our business, we and our affiliates may publish research reports regarding the securities of the Company or Quest or any of their respective affiliates, and may actively trade or hold securities of the Company or Quest for our own accounts and for the accounts of our customers and, accordingly, may at any time hold long or short positions in any of those securities.

Based upon and subject to the foregoing, we are of the opinion that as of the date hereof the Exchange Ratio is fair, from a financial point of view, to the holders of Company common stock other than Quest and its affiliates.

Very truly yours,

/s/  Jefferies & Company, Inc.
JEFFERIES & COMPANY, INC.

APPENDIX C

February 5, 2008

Board of Directors
Quest Resources Corporation
Oklahoma Tower
210 Park Avenue, Suite 2750
Oklahoma City, OK 73102

Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the shareholders of Quest Resource Corporation, a Nevada corporation (“Quest” or the “Company”), of the Exchange Ratio (as defined below) in connection with the acquisition by the Company of Pinnacle Gas Resources, Inc., a Delaware corporation (“Pinnacle”), through the merger of the Company’s wholly-owned subsidiary, Pinnacle MergerSub, Inc., a Delaware corporation (the “Merger Sub”), and Pinnacle (the “Transaction”).

We understand that the Transaction will be effected pursuant to an Amended and Restated Agreement and Plan of Merger, a draft of which dated February 5, 2008 has been provided to us (the “Agreement”), by and among the Company, the Merger Sub and Pinnacle. All capitalized terms used and not otherwise defined herein have the meanings assigned to such terms in the Agreement. At the Effective Time, under the terms set forth in Section 4.1 and 4.2 of the Agreement, the holders of shares of Pinnacle Common Stock issued and outstanding prior to the Effective Time, will have the right to receive 0.5256 (the “Exchange Ratio”) per share of Quest Common Stock, subject to other procedures and limitations set forth in the Agreement.

Friedman, Billings, Ramsey & Co., Inc. (“FBR”) has been engaged by the Company as its financial advisor in connection with the Transaction and will receive certain fees for our services, a significant portion of which is contingent upon consummation of the Transaction. We will also receive a fee for rendering this opinion. In addition, the Company has agreed to indemnify us against certain liabilities that may arise out of our engagement, all as more fully described in the engagement and indemnity agreement dated September 13, 2007, between FBR and the Company.

In arriving at our opinion, we have among other things:

1. reviewed the Agreement;

2. reviewed the Company’s Annual Report on Form 10-K for the year ended December 31, 2006, the Company’s Quarterly Report on Form 10-Q for the periods ended March 31, 2007, June 30, 2007 and September 30, 2007, certain financial forecasts, projections and analyses for the Company prepared by the Company’s management for the years ending December 31, 2007 through 2010 and certain other financial and operating information prepared by the management of the Company;

3. reviewed Pinnacle’s mid-year reserve estimates (June 30, 2007) and year-end reserve estimates (December 31, 2007) completed by its reserve engineer Netherland, Sewell & Associates, Inc. (“NSAI”);

4. reviewed Pinnacle’s initial public offering Prospectus dated May 14, 2007 and the S-1/A registration statement filed on September 27, 2007, Pinnacle’s Quarterly Report on Form 10-Q for the periods ended March 31, 2007, June 30, 2007 and September 30, 2007, certain financial forecasts, projections and analyses for Pinnacle prepared by Pinnacle’s management for the years ending December 31, 2007 through 2010, and certain other financial and operating information prepared by the management of Pinnacle;

5. reviewed certain publicly available research estimates of research analysts regarding the Company and Pinnacle;

6. held discussions with the respective senior management teams of the Company and Pinnacle concerning the business, past and current operations, financial condition and future prospects of both the Company and Pinnacle, independently and combined;

7. reviewed the reported stock prices and trading histories for the Quest Common Stock and Pinnacle Common Stock;

8. reviewed certain financial and stock market data and other information for Pinnacle and the Company and compared that data and information with corresponding data and information for companies with publicly traded securities that we deemed relevant;

9. reviewed the relative contributions of the Company and Pinnacle to selected operating metrics of the combined company using historical financial data and estimates provided to us by management;

10. compared the financial terms of the Transaction with the financial terms, to the extent publicly available, of other transactions where the oil and gas assets of the targets were located in the Rocky Mountain region, that we deemed relevant;

11. conducted a discounted cash flow analysis of Pinnacle’s proved, probable and possible reserves based on estimated pre-tax cash flows for the purpose of determining an equity reference value; 12. reviewed certain pro forma financial effects of the Transaction prepared and provided to us by the Company’s management;

13. reviewed certain other publicly available business and financial information of the Company and Pinnacle; and

14. considered such other information, financial studies, analyses and investigations and financial, economic and market criteria that we deemed relevant.

In preparing our opinion, we have, with your consent, assumed and relied on the accuracy and completeness of all financial, accounting, legal, tax and other information we reviewed, and we have not assumed any responsibility for the independent verification of any such information. With regard to the information provided to us by the Company and Pinnacle, we have relied upon the assurances of the senior management teams of the Company and Pinnacle, respectively, that all such information is complete and accurate in all material respects and that they are unaware of any facts or circumstances that would make such information incomplete or misleading in any respect.

We have not been requested to make and have not made an independent evaluation or appraisal of the assets or liabilities of Pinnacle or the Company, and we have not been furnished with any such evaluation or appraisal. We have not been requested to conduct and have not conducted a physical inspection of the properties or facilities of Pinnacle or the Company. In addition, we have not been requested to make and have not made an independent evaluation or appraisal of the Company or Pinnacle, independently or combined, and accordingly we express no opinion as to the future prospects, plans or viability of the Company and Pinnacle, independently or combined. Finally, FBR has assumed that no compensation related to the proposed merger is being paid to officers, directors or employees of Quest and, accordingly, FBR does not express an opinion as to any such compensation.

With respect to the financial forecasts, projections and analyses for the Company and for Pinnacle provided to us by the Company, we have, with your consent, assumed that such forecasts, projections and analyses, including with respect to the expected synergies, were prepared in good faith on reasonable bases reflecting the Company’s management’s current best estimates and judgments of the Company’s and Pinnacle’s future financial performance as independent entities and as a combined company. We have further assumed, with your consent, that such financial forecasts, projections and analyses, including with respect to the expected synergies, and the publicly available research estimates of research analysts used in our analyses provide a reasonable basis for our opinion. This opinion is based substantially upon the financial forecasts, projections and analyses described above. We have also assumed, with your consent, that the financial results reflected in such forecasts, projections and analyses, including the expected synergies, will be realized in the amounts and at the times projected, and we assume no responsibility for and express no view as to such forecasts, projections and analyses or the assumptions on which they are based. Further, without limiting the foregoing, we have, with your consent, assumed, without independent verification, that the historical and projected financial information provided to us by the Company and Pinnacle accurately reflects the historical and projected operations of the Company and Pinnacle, and that there has been no material change in the assets, financial condition, business or prospects of the Company and Pinnacle since the respective dates of the most recent financial statements made available to us.

We have made no independent investigation of any legal matters involving the Company, the Merger Sub or Pinnacle, and we have assumed the correctness of all statements with respect to legal matters made or otherwise provided to the Company and us by the Company’s counsel or by Pinnacle’s counsel. Without limiting the generality of the foregoing, we have not assumed any responsibility for the independent analysis of any pending or threatened claims, disputes, litigation or arbitration proceedings, governmental proceedings or investigations, or other contingent liabilities, to which either Pinnacle or its affiliates is a party or may be subject, and, with your consent, our opinion does not consider the possible assertion of claims, outcomes, damages or recoveries arising out of any such matters. You have informed us, and we therefore have assumed that the Transaction will constitute a reorganization (within the meaning of Section 368 of the Internal Revenue Code).

Our opinion is based on market, economic, financial and other circumstances and conditions as they exist as of the date of this letter. Our opinion can be evaluated only as of the date of this letter and any change in such circumstances and conditions would require a reevaluation of this opinion, which we are under no obligation to undertake. We assume no responsibility to update or revise our opinion based upon events or circumstances occurring after the date hereof.

This letter does not constitute a recommendation to the Board of Directors of the Company or any other person with respect to the Transaction, and does not address the relative merits of the Transaction over any other alternative transactions which may be available to the Company. In addition, this letter does not constitute a recommendation to any stockholder of the Company as to how such stockholder should vote regarding the Transaction or any other matter relating to the Transaction, including, without limitation, the issuance of additional shares of the Quest Common Stock. We express no opinion as to the underlying business decision of the Company to effect the Transaction, the structure or accounting treatment or taxation consequences of the Transaction or the availability or the advisability of any alternatives to the Transaction. Further, we express no opinion as to the value of the Quest Common Stock upon the consummation of the Transaction or the price at which the common stock of the Company will trade at any time. We express no opinion with respect to any other reasons, legal, business, or otherwise, that may support the decision of the Board of Directors of the Company to approve or cause the Company to enter into or consummate the Transaction. This letter addresses only the fairness, from a financial point of view, to the shareholders of the Company of the Exchange Ratio. This letter does not address the fairness of the Transaction or of any specific portion of the Transaction, other than the Exchange Ratio. This opinion has been approved by a fairness committee of FBR.

We also have assumed, with your consent, that in the course of obtaining necessary regulatory and third party approvals and consents, no modification, delay, limitation, restriction or condition will be imposed that will have an adverse effect on the Company or Pinnacle or the contemplated benefits of the Transaction and that the Transaction will be consummated in accordance with the terms of the draft of the Agreement provided to us, without waiver, modification or amendment of any term, condition or agreement therein. We also have assumed that the final form of the Agreement and all related documents reviewed by us will not vary in any regard that is material to our analysis from the drafts most recently provided to us, including the draft of the Agreement provided to us. We have also assumed, in all respects material to our analysis, that the representations and warranties made by the parties in the Agreement are accurate and complete and that each party will perform all of its covenants and obligations thereunder.

It is understood that this letter is for the information of the Company’s Board of Directors in evaluating the Transaction and does not confer rights or remedies upon Pinnacle or the shareholders of the Company or Pinnacle. Furthermore, this letter should not be construed as creating any fiduciary duty on the part of FBR to the Company, the Company’s Board of Directors or any other party. This opinion is not to be reproduced, summarized, described or referred to or given to any other person or otherwise made public or used for any other purpose, or published or referred to at any time, in whole or in part, without our prior written consent, except that a copy of this opinion may be included in its entirety in any filing that the Company is required to make with the Securities and Exchange Commission in connection with the Transaction if such inclusion is required by law.

FBR, as part of its investment banking services, is regularly engaged in the valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In the ordinary course of business, we may trade in the Company’s or Pinnacle’s securities for our own account and the accounts of our customers and, accordingly, may at any time hold a long or short position in the Company’s or Pinnacle’s securities. FBR and its affiliates in the ordinary course of business have from time to time provided, are currently providing and in the future may continue to provide investment banking services to the Company and have received fees for the rendering of such services. In addition, we have in the past provided investment banking services to Pinnacle for which we received fees.

Based on and subject to the foregoing, and in reliance thereon, we are of the opinion that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to the shareholders of the Company.

Very truly yours,

FRIEDMAN, BILLINGS, RAMSEY & CO., INC.

/s/  Friedman, Billings, Ramsey & Co., Inc.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers.

In general, Nevada Revised Statutes Section 78.7502 (“NRS”) provides that any person who is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another, partnership, joint venture, trust or other enterprise shall be entitled to be indemnified if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Section 78.7502 of the NRS provides as follows:

Indemnification of directors and officers.

1. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he: (a) is not liable pursuant to NRS 78.138; or (b) acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person is liable pursuant to NRS 78.138 or did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, or that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

2. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys’ fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he: (a) is not liable pursuant to NRS 78.138; or (b) acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

3. To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue or matter therein, the corporation shall indemnify him against expenses, including attorneys’ fees, actually and reasonably incurred by him in connection with the defense.

The merger agreement provides for director and officer indemnification and insurance following completion of the merger. Under the merger agreement, Quest shall, for a period of six years following the effective time of the merger (i) indemnify and hold harmless and advance expenses to, to the greatest extent permitted by law, the individuals who at or prior to the effective time of the merger were officers and directors of Pinnacle and its subsidiaries with respect to all acts or omissions by them in their capacities as such or taken at the request of Pinnacle at any time prior to the effective time of the merger; (ii) honor all indemnification agreements, expense advancement and exculpation provisions in effect at the time of the execution of the merger agreement with the individuals who at or prior to the effective time of the merger were officers and directors of Pinnacle or its subsidiaries; and (iii) maintain officers’ and directors’ liability insurance covering all officers and directors of Pinnacle who are, or at any time prior to the effective time of the merger were, covered by Pinnacle’s existing officers’ and directors’ liability insurance policies on terms substantially no less advantageous to such persons than such existing insurance, provided that Quest shall not be required to pay annual premiums in excess of 200% of the last annual premium paid by Pinnacle prior to the execution of the merger agreement.

Article X of Quest’s Articles of Incorporation describes Quest’s indemnification of certain persons acting on Quest’s behalf or of its request, and provides that: (i) Quest shall indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of Quest), by reason of the fact that such person is or was a director or officer of Quest, against expenses (including attorney fees), judgments, fines, and amounts paid in settlement incurred by such person in connection with such action, suit or proceeding, if such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the best interests of Quest, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful; (ii) Quest shall indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending, or completed action or suit by or in the right of Quest to procure a judgment in its favor by reason of the fact that such person is or was a director or officer of Quest, against expenses (including attorney fees), judgments, fines, and amounts paid in settlement incurred by such person in connection with such action, suit or proceeding, if such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the best interests of Quest, except that no indemnification shall be made in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of such person’s duty to Quest, unless the court in which such action or suit was brought shall determine that such person is fairly and reasonably entitled to indemnification for such expenses as the court deems proper; and (iii) to the extent that a director or officer has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in (i) and (ii) above, or in defense of any claim, issue, or matter therein, such person shall be indemnified against expenses (including attorney fees) actually and reasonably incurred by such person in connection therewith.

Quest also maintains, and intends to maintain, directors and officers liability insurance for the benefit of its directors and officers to insure these persons against certain liabilities, including liabilities under the securities laws.

As permitted by the Nevada Revised Statutes, Quest has entered into indemnification agreements with each of its directors and executive officers that require it to indemnify such persons against any and all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with any action, suit or proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director, an officer or an employee of Quest or any of its affiliated enterprises, provided that such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to Quest’s best interests and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful or if such person is not liable to Quest pursuant to Section 78.138 of the Nevada Revised Statutes. However, in the case of any threatened, pending or completed derivative action, suit or proceeding, no indemnification pursuant to such agreements will be made in respect of any claim, issue or matter as to such person if a court of competent jurisdiction, after exhaustion of all appeals therefrom, has found such person to be liable to Quest or for amounts paid in settlement to Quest, unless, and only to the extent that the District Court of the State of Nevada or the court in which such proceeding was brought or other court of competent jurisdiction determines that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the District Court of the State of Nevada or such other court shall deem proper. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.

Item 21.	Exhibits and Financial Statement Schedules

See exhibits listed on the Exhibit Index following the signature page of this Form S-4, which is incorporated herein by reference.

Item 22.	Undertakings

A. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the securities act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the securities exchange act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the securities exchange act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

B. The undersigned registrant hereby undertakes as follows:

(1) that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form;

2) that every prospectus: (i) that is filed pursuant to paragraph (2) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

C. Insofar as indemnification by the Registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act, and will be governed by the final adjudication of such issue.

D. The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the Prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of such request, and to send the incorporated documents by first class mail or equally prompt means. This includes information contained in documents filed subsequent to the effective date of this registration statement through the date of responding to the request.

E. The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all the information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Oklahoma City, State of Oklahoma, on February 6, 2008.

Quest Resource Corporation
(Registrant)

By:	/s/ Jerry D. Cash
Name:     Jerry D. Cash

Title:	Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Jerry D. Cash and David E. Grose, and each of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for the undersigned and in his name place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement, any registration statement for the same offering filed pursuant to Rule 462(b) under the Securities Act of 1933 and any and all amendments (including post-effective amendments) thereto, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on February 6, 2008.

Signature	Title	Date

/s/ Jerry D. Cash Jerry D. Cash	Director and Chief Executive Officer (principal executive officer)	February 6, 2008

/s/ Jon H. Rateau Jon H. Rateau	Director	February 6, 2008

/s/ John C. Garrison John C. Garrison	Director	February 6, 2008

/s/ James B. Kite, Jr. James B. Kite, Jr.	Director	February 6, 2008

/s/ N. Malone Mitchell III N. Malone Mitchell III	Director	February 6, 2008

/s/ William H. Damon III William H. Damon III	Director	February 6, 2008

/s/ David E. Grose David E. Grose	Principal Financial and Accounting Officer	February 6, 2008

EXHIBIT INDEX

EXHIBIT NUMBER		DESCRIPTION

2	.1*	Amended and Restated Agreement and Plan of Merger, dated as of February 6, 2008, by and among Quest Resource Corporation, Pinnacle Gas Resources, Inc., and Quest MergerSub, Inc. (incorporated herein by reference to Exhibit 2.1 to Quest’s Current Report on Form 8-K filed on February 6 , 2008).
2	.2*	Support Agreement, dated as of October 15, 2007, by and between Quest Resource Corporation and certain stockholders of Pinnacle Gas Resources, Inc. (incorporated herein by reference to Exhibit 10.1 to Quest’s Current Report on Form 8-K filed on October 16, 2007).
2	.3*	Amendment of October 2007 Support Agreement, dated February 4, 2008 (incorporated herein by reference to Exhibit 10.2 to Quest’s Current Report on Form 8-K filed on February 6, 2008).
2	.4*	Support Agreement, dated as of February 5, 2008, by and between Pinnacle Gas Resources, Inc. and certain stockholders of Quest Resource Corporation (incorporated herein by reference to Exhibit 10.4 to Quest’s Current Report on Form 8-K filed on February 6, 2008).
3	.1*	Quest’s Restated Articles of Incorporation (incorporated herein by reference to Exhibit 3.1 to Quest’s Registration Statement on Form 8-A12/G (Amendment No. 2) filed on December 7, 2005).
3	.2*	Certificate of Designations for Series B Junior Participating Preferred Stock (incorporated herein by reference to Exhibit 3.1 to Quest’s Current Report on Form 8-K filed on June 1, 2006).
3	.3*	Amendment to Quest’s Restated Articles of Incorporation (incorporated herein by reference to Exhibit 3.1 to Quest’s Current Report on Form 8-K filed on June 6, 2006).
3	.4*	The Second Amended and Restated Bylaws of Quest (incorporated herein by reference to Exhibit 3.1 to Quest’s Current Report on Form 8-K filed on October 18, 2005).
3	.5*	First Amendment to the Second Amended and Restated Bylaws (incorporated herein by reference to Exhibit 3.1(b) to Quest’s Current Report on Form 8-K filed on October 17, 2007).
4	.1*	Specimen of certificate for shares of Common Stock (incorporated herein by reference to Exhibit 4.1 to Quest’s Registration Statement on Form 8-A12G/A (Amendment No. 2) filed on December 7, 2005).
4	.2*	Rights Agreement dated as of May 31, 2006, between Quest Resource Corporation and UMB Bank, n.a., which includes as Exhibit A, the Certificate of Designations Preferences and Rights of Series B Preferred Stock, as Exhibit B, the Form of Rights Certificate, and as Exhibit C, the Summary of Rights to Purchase Preferred Stock (incorporated herein by reference to Exhibit 4.1 to Quest’s Current Report on Form 8-K filed on June 1, 2006).
5	.1**	Opinion of Brownstein Hyatt Farber Schreck,, LLP regarding validity of the shares of Quest common stock registered hereunder.
8	.1**	Opinion of Stinson Morrison Hecker regarding federal income tax consequences relating to the merger.
8	.2**	Opinion of Andrews Kurth regarding federal income tax consequences relating to the merger.
10	.1*	Non-Competition Agreement by and between Quest Resource Corporation, Quest Cherokee, LLC, Cherokee Energy Partners LLC, Quest Oil & Gas Corporation, Quest Energy Service, Inc., STP Cherokee, Inc., Ponderosa Gas Pipeline Company, Inc., Producers Service Incorporated and J-W Gas Gathering, L.L.C., dated as of the 22nd day of December, 2003 (incorporated herein by reference to Exhibit 10.6 to Quest’s Current Report on Form 8-K filed on January 6, 2004).
10	.2*	Summary of Director Compensation Arrangements (incorporated herein by reference to Exhibit 10.5 to Quest’s Registration Statement on Form S-1 filed on December 12, 2005).
10	.3*	Management Annual Incentive Plan (incorporated herein by reference to Appendix B to Quest’s Proxy Statement filed on May 3, 2006).
10	.4*	Quest’s Amended and Restated 2005 Omnibus Stock Award Plan effective January 1, 2008 (incorporated herein by reference to Quest’s Current Report on Form 8-K filed on February 6, 2008).

EXHIBIT NUMBER		DESCRIPTION

10	.5*	Quest Resource Corporation Bonus Compensation Plan (incorporated herein by reference to Exhibit 10.1 to Quest’s Current Report on Form 8-K filed on May 21, 2007).
10	.6*	Form of Quest’s 2005 Omnibus Stock Award Plan Nonqualified Stock Option Agreement (incorporated herein by reference to Exhibit 10.8 to Quest’s Registration Statement on Form S-1 filed on December 12, 2005).
10	.7*	Form of Quest’s 2005 Omnibus Stock Award Plan Bonus Shares Award Agreement (incorporated herein by reference to Exhibit 10.9 to Quest’s Registration Statement on Form S-1 filed on December 12, 2005).
10	.8*	Form of Indemnification Agreement with Directors and Executive Officers (incorporated herein by reference to Exhibit 10.11 to Quest’s Annual Report on Form 10-K filed on March 31, 2006).
10	.9*	Purchase Agreement dated as of December 22, 2006, by and among Quest Midstream Partners, L.P., Quest Midstream GP, LLC, Quest Resource Corporation, Alerian Opportunity Partners IV, LP, Swank MLP Convergence Fund, LP, Swank Investment Partners, LP, The Cushing MLP Opportunity Fund I, LP, The Cushing GP Strategies Fund, LP, Tortoise Capital Resources Corporation, Huizenga Opportunity Partners, LP and HCM Energy Holdings, LLC (incorporated herein by reference to Exhibit 10.1 to Quest’s Current Report on Form 8-K filed on December 29, 2006).
10	.10*	Purchase Agreement, dated as of October 16, 2007, by and among Quest Midstream Partners, L.P., Quest Midstream GP, LLC, Quest Resource Corporation, Alerian Opportunity Partners IX, L.P., Bel Air MLP Energy Infrastructure Fund, LP, Tortoise Capital Resources Corporation, Tortoise Gas and Oil Corporation, Dalea Partners, LP, Hartz Capital MLP, LLC, ZLP Fund, L.P., KED MME Investment Partners, LP, Eagle Income Appreciation Partners, L.P., Eagle Income Appreciation II, L.P., Citigroup Financial Products, Inc., and The Northwestern Mutual Life Insurance Company (incorporated herein by reference to Exhibit 10.1 to Quest’s Current Report on Form 8-K filed on November 2, 2007).
10	.11*	Amended and Restated Investors’ Rights Agreement, dated as of November 1, 2007, by and among Quest Midstream Partners, L.P., Quest Midstream GP, LLC, Quest Resource Corporation, Alerian Opportunity Partners IV, L.P., Swank MLP Convergence Fund, LP, Swank Investment Partners, LP, The Cushing MLP Opportunity Fund I, LP, The Cushing GP Strategies Fund, LP, Tortoise Capital Resources Corporation, Alerian Opportunity Partners IX, L.P., Bel Air MLP Energy Infrastructure Fund, LP, Tortoise Gas and Oil Corporation, Dalea Partners, LP, Hartz Capital MLP, LLC, ZLP Fund, L.P., KED MME Investment Partners, LP, Eagle Income Appreciation Partners, L.P., Eagle Income Appreciation II, L.P., Citigroup Financial Products, Inc., and The Northwestern Mutual Life Insurance Company (incorporated herein by reference to Exhibit 10.2 to Quest’s Current Report on Form 8-K filed on November 2, 2007).
10	.12*	Second Amended and Restated Agreement of Limited Partnership of Quest Midstream Partners, L.P., dated as of November 1, 2007, by and among Quest Midstream GP, LLC, Quest Resource Corporation, Alerian Opportunity Partners IV, L.P., Swank MLP Convergence Fund, LP, Swank Investment Partners, LP, The Cushing MLP Opportunity Fund I, LP, The Cushing GP Strategies Fund, LP, Tortoise Capital Resources Corporation, Alerian Opportunity Partners IX, L.P., Bel Air MLP Energy Infrastructure Fund, LP, Tortoise Gas and Oil Corporation, Dalea Partners, LP, Hartz Capital MLP, LLC, ZLP Fund, L.P., KED MME Investment Partners, LP, Eagle Income Appreciation Partners, L.P., Eagle Income Appreciation II, L.P., Citigroup Financial Products, Inc., and The Northwestern Mutual Life Insurance Company (incorporated herein by reference to Exhibit 10.3 to Quest’s Current Report on Form 8-K filed on November 2, 2007).
10	.13*	Omnibus Agreement dated as of December 22, 2006, by and among Quest Resource Corporation, Quest Midstream GP, LLC, Bluestem Pipeline, LLC and Quest Midstream Partners, L.P. (incorporated herein by reference to Exhibit 10.3 to Quest’s Current Report on Form 8-K filed on December 29, 2006).

EXHIBIT NUMBER		DESCRIPTION

10	.14*	Registration Rights Agreement dated as of December 22, 2006, by and among Quest Midstream Partners, L.P., Alerian Opportunity Partners IV, LP, Swank MLP Convergence Fund, LP, Swank Investment Partners, LP, The Cushing MLP Opportunity Fund I, LP, The Cushing GP Strategies Fund, LP, Tortoise Capital Resources Corporation, Huizenga Opportunity Partners, LP and HCM Energy Holdings, LLC (incorporated herein by reference to Exhibit 10.4 to Quest’s Current Report on Form 8-K filed on December 29, 2006).
10	.15*	First Amendment to Registration Rights Agreement, dated as of November 1, 2007, by and among Quest Midstream Partners, L.P., Quest Resource Corporation, Alerian Opportunity Partners IV, L.P., Swank MLP Convergence Fund, LP, Swank Investment Partners, LP, The Cushing MLP Opportunity Fund I, LP, The Cushing GP Strategies Fund, LP, Tortoise Capital Resources Corporation, Alerian Opportunity Partners IX, L.P., Bel Air MLP Energy Infrastructure Fund, LP, Tortoise Gas and Oil Corporation, Dalea Partners, LP, Hartz Capital MLP, LLC, ZLP Fund, L.P., KED MME Investment Partners, LP, Eagle Income Appreciation Partners, L.P., Eagle Income Appreciation II, L.P., Citigroup Financial Products, Inc., and The Northwestern Mutual Life Insurance Company (incorporated herein by reference to Exhibit 10.4 to Quest’s Current Report on Form 8-K filed on November 2, 2007).
10	.16*	Contribution, Conveyance and Assumption Agreement dated as of December 22, 2006, but effective as of December 1, 2006, by and among Quest Midstream Partners, L.P., Quest Cherokee, LLC, Quest Midstream GP, LLC, Quest Resource Corporation, Bluestem Pipeline, LLC, STP Cherokee, LLC, Quest Oil & Gas, LLC, Quest Energy Service, LLC, Ponderosa Gas Pipeline Company, LLC, Producers Service, LLC and J-W Gas Gathering, LLC (incorporated herein by reference to Exhibit 10.5 to Quest’s Current Report on Form 8-K filed on December 29, 2006).
10	.17*	Midstream Services and Gas Dedication Agreement between Bluestem Pipeline, LLC and Quest Resource Corporation entered into on December 22, 2006, but effective as of December 1, 2006 (incorporated herein by reference to Exhibit 10.6 to Quest’s Current Report on Form 8-K filed on December 29, 2006).
10	.18*	Amendment No. 1 to the Midstream Services and Gas Dedication Agreement, dated as of August 9, 2007, by and between Quest Resource Corporation and Bluestem Pipeline, LLC (incorporated herein by reference to Exhibit 10.1 to Quest’s Current Report on Form 8-K filed on August 13, 2007).
10	.19*	Assignment and Assumption Agreement, dated as of November 15, 2007, by and among Quest Resource Corporation, Quest Energy Partners, L.P. and Bluestem Pipeline, LLC (incorporated herein by reference to Exhibit 10.5 to Quest’s Current Report on Form 8-K filed on November 21, 2007).
10	.20*	Amended and Restated Limited Liability Company Agreement of Quest Midstream GP, LLC (incorporated herein by reference to Exhibit 10.8 to Quest’s Current Report on Form 8-K filed on December 29, 2006).
10	.21*	Employment Agreement dated April 2, 2007 between Quest Resource Corporation and Jerry D. Cash (incorporated herein by reference to Exhibit 10.1 to Quest’s Current Report on Form 8-K filed on April 10, 2007).
10	.22*	Employment Agreement dated April 2, 2007 between Quest Resource Corporation and David E. Grose (incorporated herein by reference to Exhibit 10.2 to Quest’s Current Report on Form 8-K filed on April 10, 2007).
10	.23*	Employment Agreement dated April 10, 2007 between Quest Resource Corporation and David Lawler (incorporated herein by reference to Exhibit 10.1 to Quest’s Current Report on Form 8-K filed on April 13, 2007).
10	.24*	Employment Agreement dated March 7, 2007 between Quest Resource Corporation and David Bolton (incorporated herein by reference to Exhibit 10.6 to Quest’s Quarterly Report on Form 10-Q filed on May 10, 2007).
10	.25*	Employment Agreement dated March 5, 2007 between Quest Resource Corporation and Steve Hochstein (incorporated herein by reference to Exhibit 10.6 to Quest’s Quarterly Report on Form 10-Q filed on May 10, 2007).

EXHIBIT NUMBER		DESCRIPTION

10	.26*	Employment Agreement dated September 19, 2007 between Quest Midstream GP, LLC and Richard E. Muncrief (incorporated herein by reference to Exhibit 10.1 to Quest’s Current Report on Form 8-K filed on September 25, 2007).
10	.27*	Office Lease dated May 31, 2007 between Quest Resource Corporation and Oklahoma Tower Realty Investors, L.L.C. (incorporated herein by reference to Exhibit 10.5 to Quest’s Quarterly Report on Form 10-Q filed on June 30, 2007).
10	.28*	Amended and Restated Credit Agreement, dated as of November 1, 2007, by and among Quest Midstream Partners, L.P., Bluestem Pipeline, LLC, Royal Bank of Canada, RBC Capital Markets and the Lenders party thereto (incorporated herein by reference to Exhibit 10.5 to Quest’s Current Report on Form 8-K filed on November 2, 2007).
10.29		First Amendment to the Amended and Restated Credit Agreement, dated as of November 1, 2007 among Quest Midstream Partners, L.P., Bluestem Pipeline, LLC, Royal Bank of Canada and certain guarantors.
10	.30*	Guaranty by Quest Kansas General Partner, L.L.C., Quest Kansas Pipeline, L.L.C., and Quest Pipeline (KPC) in favor of Royal Bank of Canada, dated as of November 1, 2007 (incorporated herein by reference to Exhibit 10.9 to Quest’s Quarterly Report on Form 10-Q filed on November 9, 2007).
10	.31*	Pledge and Security Agreement by Quest Kansas General Partner, L.L.C. in favor of Royal Bank of Canada, dated as of November 1, 2007 (incorporated herein by reference to Exhibit 10.10 to Quest’s Quarterly Report on Form 10-Q filed on November 9, 2007).
10	.32*	Pledge and Security Agreement by Quest Kansas Pipeline, L.L.C. in favor of Royal Bank of Canada, dated as of November 1, 2007 (incorporated herein by reference to Exhibit 10.11 to Quest’s Report on Form 10-Q filed on November 9, 2007).
10	.33*	Pledge and Security Agreement by Quest Pipelines (KPC) in favor of Royal Bank of Canada, dated as of November 1, 2007 (incorporated herein by reference to Exhibit 10.12 to Quest’s Quarterly Report on Form 10-Q filed on November 9, 2007).
10	.34*	Amended and Restated Pledge and Security Agreement by Bluestem Pipeline, LLC in favor of Royal Bank of Canada, dated as of November 1, 2007 (incorporated herein by reference to Exhibit 10.13 to Quest’s Quarterly Report on Form 10-Q filed on November 9, 2007).
10	.35*	Amended and Restated Pledge and Security Agreement by Quest Midstream Partners, L.P. in favor of Royal Bank of Canada, dated as of November 1, 2007 (incorporated herein by reference to Exhibit 10.14 to Quest’s Quarterly Report on Form 10-Q filed on November 9, 2007).
10	.36*	Settlement and Release Agreement dated November 8, 2007 between Quest Midstream GP, LLC, Quest Resource Corporation and Richard Andrew Hoover (incorporated herein by reference to Exhibit 10.1 to Quest’s Current Report on Form 8-K filed on November 15, 2007).
10	.37*	First Amended and Restated Agreement of Limited Partnership of Quest Energy Partners, L.P., dated November 15, 2007, by and between Quest Resource Corporation and Quest Energy GP, LLC (incorporated herein by reference to Exhibit 3.1 to Quest Energy Partners, L.P.’s Current Report on Form 8-K (File No. 001-33787) filed on November 21, 2007).
10	.38*	Contribution, Conveyance and Assumption Agreement, dated as of November 15, 2007, by and among Quest Energy Partners, L.P., Quest Energy GP, LLC, Quest Resource Corporation, Quest Cherokee, LLC, Quest Oil & Gas, LLC, and Quest Energy Service, LLC (incorporated herein by reference to Exhibit 10.1 to Quest’s Current Report on Form 8-K filed on November 21, 2007).
10	.39*	Omnibus Agreement, dated as November 15, 2007, by and among Quest Energy Partners, L.P., Quest Energy GP, LLC and Quest Resource Corporation (incorporated herein by reference to Exhibit 10.2 to Quest’s Current Report on Form 8-K filed on November 21, 2007).
10	.40*	Management Services Agreement, dated as of November 15, 2007, by and among Quest Energy GP, LLC, Quest Energy Partners, L.P. and Quest Energy Service, LLC (incorporated herein by reference to Quest Energy Partners, L.P.’s Current Report on Form 8-K filed on November 21, 2007).

EXHIBIT NUMBER		DESCRIPTION

10	.41*	Amended and Restated Credit Agreement, dated as of November 15, 2007, by and among Quest Resource Corporation, as the Initial Co-Borrower, Quest Cherokee, LLC, as the Borrower, Quest Energy Partners, L.P., as a Guarantor, Royal Bank of Canada, as Administration Agent and Collateral Agent, KeyBank National Association, as Documentation Agent, and the lenders from time to time party thereto (incorporated herein by reference to Exhibit 10.3 to Quest’s Current Report on Form 8-K filed on November 21, 2007).
10	.42*	Credit Agreement, dated as of November 15, 2007, by and among Quest Resource Corporation, as the Borrower, Royal Bank of Canada, as Administrative Agent and Collateral Agent, and the lenders from time to time party thereto (incorporated herein by reference to Exhibit 10.4 to Quest’s Current Report on Form 8-K filed on November 21, 2007).
10	.43*	Loan Transfer Agreement, dated as of November 15, 2007, by and among Quest Resource Corporation, Quest Cherokee, LLC, Quest Oil & Gas, LLC, Quest Energy Service, Inc., Quest Cherokee Oilfield Service, LLC, Guggenheim Corporate Funding, LLC, Wells Fargo Foothill, Inc., and Royal Bank of Canada (incorporated herein by reference to Exhibit 10.6 to Quest’s Current Report on Form 8-K filed on November 21, 2007).
10	.44*	Guaranty for Credit Agreement by Quest Oil & Gas, LLC and Quest Energy Service, LLC in favor of Royal Bank of Canada, dated as of November 15, 2007 (incorporated herein by reference to Exhibit 10.7 to Quest’s Current Report on Form 8-K filed on November 21, 2007).
10	.45*	Pledge and Security Agreement for Credit Agreement by Quest Energy Service, LLC for the benefit of Royal Bank of Canada, dated as of November 15, 2007 (incorporated herein by reference to Exhibit 10.8 to Quest’s Current Report on Form 8-K filed on November 21, 2007).
10	.46*	Pledge and Security Agreement for Credit Agreement by Quest Oil & Gas, LLC for the benefit of Royal Bank of Canada, dated as of November 15, 2007 (incorporated herein by reference to Exhibit 10.9 to Quest’s Current Report on Form 8-K filed on November 21, 2007).
10	.47*	Pledge and Security Agreement for Credit Agreement by Quest Resource Corporation for the benefit of Royal Bank of Canada, dated as of November 15, 2007 (incorporated herein by reference to Exhibit 10.10 to Quest’s Current Report on Form 8-K filed on November 21, 2007).
10	.48*	Guaranty for Amended and Restated Credit Agreement by Quest Energy Partners, L.P. in favor of Royal Bank of Canada, dated as of November 15, 2007 (incorporated herein by reference to Exhibit 10.11 to Quest’s Current Report on Form 8-K filed on November 21, 2007).
10	.49*	Guaranty for Amended and Restated Credit Agreement by Quest Cherokee Oilfield Service, LLC in favor of Royal Bank of Canada, dated as of November 15, 2007 (incorporated herein by reference to Exhibit 10.12 to Quest’s Current Report on Form 8-K filed on November 21, 2007).
10	.50*	Pledge and Security Agreement for Amended and Restated Credit Agreement by Quest Energy Partners, L.P. for the benefit of Royal Bank of Canada, dated as of November 15, 2007 (incorporated herein by reference to Exhibit 10.13 to Quest’s Current Report on Form 8-K filed on November 21, 2007).
10	.51*	Pledge and Security Agreement for Amended and Restated Credit Agreement by Quest Cherokee Oilfield Service, LLC for the benefit of Royal Bank of Canada, dated as of November 15, 2007 (incorporated herein by reference to Exhibit 10.14 to Quest’s Current Report on Form 8-K filed on November 21, 2007).
10	.52*	Pledge and Security Agreement for Amended and Restated Credit Agreement by Quest Cherokee, LLC for the benefit of Royal Bank of Canada, dated as of November 15, 2007 (incorporated herein by reference to Exhibit 10.15 to Quest’s Current Report on Form 8-K filed on November 21, 2007).
21.1		List of Subsidiaries.
23.1		Consent of Cawley, Gillespie & Associates, Inc.
23.2		Consent of Murrell, Hall, McIntosh & Co., PLLP.

EXHIBIT NUMBER		DESCRIPTION

23	.3**	Consent of Brownstein Hyatt Farber Schreck, LLP (to be included in its opinion filed as Exhibit 5.1 hereto)
23	.4**	Consent of Stinson Morrison Hecker LLP (to be included in its opinion filed as Exhibit 8.1 hereto).
23	.5**	Consent of Andrews Kurth LLP (to be included in its opinion filed as Exhibit 8.2 hereto).
23.6		Consent of Netherland, Sewell & Associates, Inc.
23.7		Consent of Ehrhardt Keefe Steiner & Hottman PC.
23.8		Consent of Friedman, Billings, Ramsey & Co., Inc.
23.9		Consent of Jefferies & Company, Inc.
24.1		Powers of Attorney (included in signature page to this Registration Statement).
99	.1**	Form of Proxy of Quest Resource Corporation
99	.2**	Form of Proxy of Pinnacle Gas Resources, Inc.
99.3		Consent of Robert L. Cabes Jr
99.4		Consent of Susan C. Schnabel

*	Incorporated by reference

**	To be filed by amendment